Form 20-F
period 2020-12-31
Wunong Net Technology Co Ltd
filed 2021-06-30
CIK 1787803

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________________________ to ___________________________

Commission file number: 001-39803

WUNONG NET TECHNOLOGY COMPANY LIMITED

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

B401, 4th Floor Building 12, Hangcheng Street,

Hourui No. 2 Industrial District,

Southern Section, Zhichuang Juzhen Double Creative Park,

Bao’an District, Shenzhen, People’s Republic of China

(Address of principal executive offices)

Mr. Xiaogang Qin, Chief Executive Officer

B401, 4th Floor Building 12, Hangcheng Street,

Hourui No. 2 Industrial District,

Southern Section, Zhichuang Juzhen Double Creative Park,

Bao’an District, Shenzhen, People’s Republic of China

Telephone: +86-755-85255139

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Ordinary Shares	WNW	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding ordinary shares, no par value is 25,000,000 of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[ ] Yes [X] No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[X] Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. [  ] Item 17 [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [  ] Yes [X] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. [  ] Yes [  ] No

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“BVI” refers to the British Virgin Islands;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;
●	“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of Wunong Net Technology Company Limited, no par value;
●	“Vande” refers to Shenzhen Vande Technology Co., Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Wunong;
●	“we,” “us,” “our company,” “our,” “the Company” and “Wunong” is to Wunong Net Technology Company Limited, a British Virgin Islands company, its subsidiaries, Shenzhen Vande Technology Co., Limited and Guo Gangtong Trade (Shenzhen) Co., Ltd, and its affiliated entities in China, including but not limited to Wunong Technology (Shenzhen) Co., Ltd, and its wholly-owned subsidiaries, Wunong Catering Chain Management (Shenzhen) Co., Ltd, Wunong Technology (Liaoning) Co., Ltd and Wunong Technology (Shanxi) Co., Ltd and majority-owned subsidiaries, Wude Agricultural Technology (Shanghai) Co., Ltd and Baode Supply Chain (Shenzhen) Co., Ltd;
●	“WFOE” or “Guo Gang Tong” refers to Guo Gangtong Trade (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China, which is wholly-owned by Shenzhen Vande Technology Co., Limited;
●	“Wude Shanghai” is to Wude Agricultural Technology (Shanghai) Co., Ltd, a limited liability company organized under the laws of China and a majority-owned subsidiary of Wunong Shenzhen
●	“Wunong Catering” is to Wunong Catering Chain Management (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a wholly owned subsidiary of Wunong Shenzhen;
●	“Wunong Liaoning” is to Wunong Technology (Liaoning) Co., Ltd, a limited liability company organized under the laws of China and a wholly owned subsidiary of Wunong Shenzhen;
●	“Wunong Shenzhen” refers to Wunong Technology (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a variable interest entity (“VIE”) contractually controlled by WFOE;
●	“Website” is to our online electronic retail store for the offering of the food products at www.wnw108.com; and
●	“variable interest entity” or “VIE” is to our variable interest entity, Wunong Technology (Shenzhen) Co., Ltd, that is 100% owned by PRC citizens and a PRC entity, that holds the business operation licenses or approvals to, and generally operates our Website for our internet businesses or other businesses in which foreign investment is restricted or prohibited, and is consolidated into our consolidated financial statements in accordance with U.S. GAAP as if it were our wholly-owned subsidiary.

All references to “RMB” or “Chinese Yuan” is to the legal currency of China;

All references to “U.S. dollars,” “dollars,” “USD” or “$” are to the legal currency of the United States;

Our business is conducted by our VIE entity in PRC, using RMB, the currency of China. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our intent to profitably grow our business through our strategic initiatives;

●	our intent to seek additional acquisition opportunities in food products and our expectation regarding competition for acquisitions;

●	our beliefs regarding our competitive strengths and ability to successfully compete in the markets in which we participate;

●	our expectations concerning consumer demand for our products, our future growth opportunities, market share and sales channels;

●	our future operating and financial performance;

●	the accuracy of our estimates and key judgments regarding certain tax matters and accounting valuations; and

●	our belief regarding our ability to comply with environmental, health and other applicable regulatory matters.

The forward-looking statements contained in this annual report on Form 20-F are based on assumptions that we have made in light of our management’s experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read and consider this annual report, you should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors include but are not limited to:

●	the loss of any of our executive officers or members of our senior management team or other key employees;

●	the loss of any of our major customers or a decrease in demand for our products;

●	our ability to effectively compete in our markets;

●	changes in consumer preferences and our failure to anticipate and respond to such changes or to successfully develop and renovate products;

●	our ability to protect our brand names;

●	economic conditions that may affect our future performance including exchange rate fluctuations;

●	fluctuations in the availability of food ingredients and packaging materials that we use in our products;

●	disruptions in our information technology systems, supply network, manufacturing and distribution facilities or our workforce or the workforce of our suppliers;

●	increases in operating costs, including labor costs, and our ability to manage our cost structure;

●	the incurrence of liabilities not covered by our insurance;

●	the loss of our foreign private issuer status;

●	the effects of reputational damage from unsafe or poor quality food products, particularly if such issues involve products we distributed;

●	our failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; and

●	changes in applicable laws or regulations.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information — D. Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected financial data

Selected Historical Financial And Operating Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the years ended December 31, 2019 and 2020 and the consolidated balance sheets data as of December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.

Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Balance Sheet Summaries at December 31, 2020 and 2019

	December 31,	December 31,
	2020	2019

Total Current Assets	$36,366,646	$1,629,840
TOTAL ASSETS	37,462,877	3,243,948

Total Current Liabilities	12,987,856	3,222,725
TOTAL LIABILITIES	20,561,099	4,892,558

Total Stockholder’s Equity (Deficit)	16,901,778	(1,648,610)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$37,462,877	$3,243,948

Income Statement Summaries for the years ended December 31, 2020, 2019 and 2018

	Years ended
	December 31,
	2020	2019	2018

NET REVENUES	$22,125,320	$7,682,583	$1,076,827
COST OF REVENUES	17,967,593	5,778,167	848,777
GROSS PROFIT	4,157,727	1,904,416	228,050
Operating Expenses	6,395,047	3,663,362	1,211,337
LOSS FROM OPERATIONS	(2,237,320)	(1,758,946)	(983,287)
NET LOSS	(2,218,062)	(1,755,042)	(980,098)
COMPREHENSIVE LOSS	$(2,423,847)	$(1,728,175)	$(950,915)

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

Investment in our ordinary shares involves a high degree of risk. You should carefully consider, among other matters, the following risk factors in addition to the other information in this annual report on Form 20-F when evaluating our business because these risk factors may have a significant impact on our business, financial condition, operating results or cash flow. If any of the material risks described below or in subsequent reports we file with the Securities and Exchange Commission (“SEC”) actually occur, they may materially harm our business, financial condition, operating results or cash flow. Additional risks and uncertainties that we have not yet identified or that we presently consider to be immaterial may also materially harm our business, financial condition, operating results or cash flow.

Risks Related to Our Business and Industry

We are exposed to the risks of an economic recession, credit and capital markets volatility and economic and financial crisis as a result of the COVID-19 virus pandemic, which could adversely affect the demand for our products, our business operations and expansion plans and our ability to mitigate its impact and provide timely information to our investors and the SEC.

We are exposed to the risk of a global recession or a recession in one or more of our key markets, credit and capital markets volatility and an economic or financial crisis, or otherwise, which could result in reduced consumption or sales prices of our products, which in turn could result in lower revenue and reduced profit. Our financial condition and results of operations, as well as our future prospects, would likely be hindered by an economic downturn in any of our key markets.

The purchase of our products is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale prices of our products.

Besides moving in concert with changes in per capita income, purchase of our products also increases or decreases in accordance with changes in disposable income.

Any decrease in disposable income resulting from an increase in inflation, income taxes, the cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for our products.

Capital and credit market volatility, such as that experienced in recent years, may result in downward pressure on share prices and the credit capacity of issuers. Potential changes in social, political, regulatory and economic conditions may be significant drivers of capital and credit market volatility. The COVID-19 virus pandemic has resulted in significant financial market volatility and uncertainty in recent months. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of COVID-19 and the actions taken by governments and private businesses to attempt to contain the coronavirus. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on us. For example, any statewide lockdown, quarantine, or travel ban will likely affect the supply chain of our products and our ability to fulfil orders. Our ability to source available labor and materials to renovate and retrofit our restaurants may also be limited. Further, any restrictions on restaurants will also impact our expansion plans and revenue especially if indoor dining capacity is severely curtailed.

Additionally, the COVID-19 pandemic may also affect our overall ability to react timely to mitigate the impact of this event and may hamper our efforts to contact our service providers and advisors and to provide our investors with timely information and comply with our filing obligations with the SEC, especially in the event of office closures, stay-in-place orders and a ban on travel or quarantines.

We have commenced limited operations in our business.

We only launched our Website in 2018 and have commenced limited business operations. Accordingly, we have no way to evaluate the likelihood that our business will be successful. Potential investors should be aware of the difficulties normally encountered by new online companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to the ability to generate sufficient cash flow to operate our business, and additional costs and expenses that may exceed current estimates. We recognize that if we are not successful in implementing our business plan, we will not be able to continue business operations. There is limited history upon which to base any assumption as to the likelihood that we will prove successful.

We are heavily dependent on our customers. Due to the high level of competition in our industry, we may fail to retain our customers, which would harm our financial condition and operating results.

We are heavily dependent on purchases of our food products by customers, who are typically middle-income young professionals and who can be extremely fickle. We operate in a very competitive environment and face strong competition in terms of distribution, brand recognition, taste, quality, price, availability, and product positioning. The market is highly fragmented, particularly in China, and the resources of our competitors may increase due to mergers, consolidations or alliances, and we may face new competitors in the future.

The business of selling healthy food products is highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. These market segments include numerous manufacturers, distributors, marketers, retailers and physicians that actively compete for the business of consumers in various countries. In addition, we anticipate that we will be subject to increasing competition in the future from sellers that utilize electronic commerce. Some of these competitors have longer operating histories, significantly greater financial, technical, product development, marketing and sales resources, greater name recognition, larger established customer bases and better-developed distribution channels than we do. Our present or future competitors may be able to develop products that are comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends and standards or customer requirements, or devote greater resources to the development, promotion and sale of their products than we do. From time to time in response to competitive and customer pressures or to maintain market share, we may be forced to reduce our selling prices or increase or reallocate spending on marketing, advertising, or promotions in order to compete. These types of actions could decrease our profit margins. Such pressures may also restrict our ability to increase our selling prices in response to raw material and other cost increases.

Accordingly, we may not be able to retain our customers, compete effectively in our markets and competition may intensify. In light of the strong competition that we currently face, and which may intensify in the future, there can be no assurance that we will be able to increase the sales of our products or even maintain our past levels of sales, or that our profit margins will not be reduced. If we are unable to increase our product sales or to maintain our past levels of sales and profit margins, our business, financial condition, results of operations and prospects may be materially and adversely affected.

In addition, because the industry in which we operate is not particularly capital intensive or otherwise subject to high barriers to entry, it is relatively easy for new competitors to emerge who will compete with our customers and their customers. Our ability customers to remain competitive therefore depends, in significant part, on our success in retaining and attracting new customers. We cannot ensure that our efforts will be successful and if we are not, our financial condition and operating results would be harmed.

Sales of our products are subject to changing consumer preferences; if we do not correctly anticipate such changes, our sales and profitability may decline.

There are a number of trends in consumer preferences, which have an impact on us and the healthcare consumer products industry as a whole. These include, among others, preferences for convenient, natural, better value, healthy and sustainable products. Concerns as to the health impacts and nutritional value of certain foods may increasingly result in food producers being encouraged or required to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids and certain other ingredients. Consumer preferences are also shaped by concern over the environmental impact of products. The success of our business depends on both the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in consumer preferences in the markets in which we operate could have a material adverse effect on our business. Consumer tastes are also susceptible to change. Our competitiveness therefore depends on our ability to predict and quickly adapt to consumer trends, exploiting profitable opportunities for product development without alienating our existing consumer base or focusing excessive resources or attention on unprofitable or short-lived trends. If we are unable to respond on a timely and appropriate basis to changes in demand or consumer preferences, our sales volumes and margins could be adversely affected.

Our future results and competitive position are dependent on the successful development of new product offerings and improvement of existing products, which is subject to a number of difficulties and uncertainties.

Our future results and ability to maintain or improve our competitive position depend on our capacity to anticipate changes in our key markets and to identify, develop, manufacture, market and sell new or improved products in these changing markets successfully. We have to introduce new products and re-launch and extend existing product lines on a timely basis in order to counteract obsolescence and decreases in sales of existing products as well as to increase overall sales of our products. The launch and success of new or modified products are inherently uncertain, especially as to the products’ appeal to consumers, and there can be no assurance as to our continuing ability to develop and launch successful new products or variations of existing products. The failure to launch a product successfully can affect consumer perception of our other products. Market factors and the need to develop and provide modified or alternative products may also increase costs. In addition, launching new or modified products can result in cannibalization of sales of our existing products if consumers purchase the new product in place of our existing products. If we are unsuccessful in developing new products in response to changing consumer demands or preferences in an efficient and economical manner, or if our competitors respond more effectively than we do, demand for our products may decrease, which could materially and adversely affect our business, financial condition and results of operations.

To maximize our potential for future growth and achieve our expected revenues, we need to manage growth in our current operations.

In order to maximize potential growth in our current and potential markets, we believe that we must expand our sourcing and marketing operations. This expansion will place a significant strain on our management and on our operational, accounting, and information systems. We expect that as we continue to grow, we will need to improve our financial controls, operating procedures, and management information systems to handle increased operations. We will also need to effectively train, motivate, and manage our employees. Failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

We cannot assure you that our acquisition growth strategy will be successful.

In addition to our organic growth strategy we also expect to grow through strategic acquisitions. We cannot assure you that our acquisitions will be successful or that we will have the funds to pursue any acquisitions. Further, even if we are able to complete strategic acquisitions, as expected, we will face challenges such as integration of systems, personnel and corporate culture that may impact our ability to successfully integrate acquired businesses into our overall corporate structure, which would negatively impact our business, operations and financial performance.

If we are not able to implement our strategies to achieve our business objectives, our business operations and financial performance will be adversely affected.

Our business plan and growth strategy is based on currently prevailing circumstances and the assumption that certain circumstances will or will not occur, as well as the inherent risks and uncertainties involved in various stages of development. However, there is no assurance that we will be successful in implementing our strategies or that our strategies, even if implemented, will lead to the successful achievement of our objectives. If we are not able to successfully implement our strategies, our business operations and financial performance will be adversely affected.

Any funding we raise through the future sale of our shares will result in dilution to existing shareholders and funding through bank loans will increase our liabilities.

We plan to raise capital in order to fund our growth plans in the future and anticipate doing so through further share issuances. Such share issuances will cause shareholders’ interests in our Company to be diluted. Such dilution is likely to negatively affect the value of investors’ shares if our revenues and earnings do not grow commensurately. Alternate sources of finance, such as obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments.

We depend on third parties to supply our food products; any adverse changes in such supply or the costs of products may adversely affect our operations.

We currently obtain our products from third parties. The supply of these products can be adversely affected by any material change in the economic and political conditions in various countries, which may, in turn, result in increased costs to purchase these products. For example, any economic downturn, tighter credit conditions and slow or declining growth can negatively affect the geographic markets in which we compete in by affecting consumer confidence. This can result in consumers purchasing cheaper private label products instead of equivalent branded products. Such macroeconomic trends could, among other things, negatively impact global demand for branded and premium healthcare consumer products, which could result in a reduction of sales or pressure on margins of our branded products or cause an increasing transfer to lower priced product categories.

Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.

We are dependent on our suppliers for our products. Our suppliers may fail to meet timelines or contractual obligations or provide us with sufficient products, which may adversely affect our business. Certain of our contracts with key suppliers, can be terminated by the supplier upon giving notice within a certain period and restrict us from using other suppliers. Failure to appropriately structure or adequately manage our agreements with third parties may adversely affect our supply of products. We are also subject to credit risk with respect to our third-party suppliers. If any such suppliers become insolvent, an appointed trustee could potentially ignore the service contracts we have in place with such party, resulting in increased charges or the termination of the service contracts. We may not be able to replace a supplier within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.

In addition, to the extent that our creditworthiness is impaired, or general economic conditions decline, certain of our key suppliers may demand onerous payment terms that could materially adversely affect our working capital position, or such suppliers may refuse to continue to supply to us. A number of our key suppliers have taken out trade credit insurance on our ability to pay them. To the extent that such trade credit insurance becomes unobtainable or more expensive due to market conditions, we may face adverse changes to payment terms by our key suppliers or they may refuse to continue to supply us.

Our suppliers’ inability to source raw materials or other inputs of an acceptable type or quality, could adversely affect our results of operations.

Our suppliers use significant quantities of ingredients and packaging materials and are therefore vulnerable to fluctuations in the availability and price of ingredients, packaging materials, energy costs and other supplies. General economic conditions, unanticipated demand, problems in manufacturing or distribution, natural disasters, weather conditions during the growing and harvesting seasons, plant, fish and livestock diseases and local, national or international quarantines can also adversely affect availability and prices of commodities in the long and short term. Moreover, there is no market for hedging against price volatility for certain raw materials and accordingly such materials are bought at the spot rate in the market.

Accordingly, their ability to avoid the adverse effects of a pronounced, sustained price increase in raw materials is limited. Any increases in prices or scarcity of ingredients or packaging materials required for our products could increase their costs and disrupt our operations. If the availability of any of their inputs is constrained for any reason, we may not be able to obtain sufficient supplies or supplies of a suitable quality on favorable terms or at all. Such shortages could materially adversely affect our market share, business, financial condition and results of operations.

Our inability to pass on price increases for food products to our customers could adversely affect our results of operations.

Our ability to pass through increases in the prices of good products depends, among others, on prevailing competitive conditions and pricing methods in the markets in which we operate, and we may not be able to pass through such price increases to our customers. Even if we are able to pass through increases in prices, competition from other similar products may lead to a decline in orders for our products or even obsolescence. Our inability to pass through price increases in food products and preserve our profit margins in the future while remaining competitive could materially adversely affect our business, financial condition and results of operations.

Any failure of our products to comply with safety requirements set by government may adversely affect our results from operations.

We currently obtain our products from third parties. We may fail to ensure the supplied goods to be in compliance with safety regulation and rules set by government, which may, in turn, results in losing our customers, which would adversely affect our revenues and shareholder value.

Any disruptions in our information technology systems could harm our business and reduce our profitability.

We rely on our information technology systems, most notably our Website, for communication among our suppliers, distribution functions, headquarters and customers. Our performance depends on the availability of accurate and timely data and other information from key software applications to aid day-to-day business and decision-making processes. We may be adversely affected if our controls designed to manage information technology operational risks fail to contain such risks. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain the related automated and manual control processes, we could be subject to adverse effects including billing and collection errors, business disruptions, in particular concerning our logistics functions, and security breaches. Any disruption caused by failings in our information technology infrastructure equipment or of communication networks, could delay or otherwise impact our day-to-day business and decision-making processes and negatively impact our performance. In addition, we are reliant on third parties to service parts of our IT infrastructure. Failure on their part to provide good and timely service may have an adverse impact on our information technology network. Furthermore, we do not control the facilities or operations of our suppliers. An interruption of operations at any of their or our facilities or any failure by them to deliver on their contractual commitments may have an adverse effect on our business, financial condition and results of operations.

Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.

Our business generates and processes a large quantity of personal, transaction, and behavior data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our system, including:

●	protecting the data in and hosted on our system, including against attacks on our system by third parties or fraudulent behavior by our employees;

●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Any systems failure or security breach or lapse that results in the release of customer data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability. In addition, our business partners and their employees may improperly use or disclose the data we disclose to them for our operation and we have limited control over the actions of our business partners and their employees. Any failure, or perceived failure, by us, our employees, our business partners, or their employees to comply with privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Recently, companies’ practices regarding collection, use, retention, transfer, disclosure and security of user data have been the subject of enhanced regulations and increased public scrutiny. The regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time. For instance, a growing number of legislative and regulatory bodies have adopted customer notification requirements in the event of unauthorized access to or acquisition of certain types of data. In China, the PRC Cybersecurity Law, which became effective in June 2017, leaves substantial uncertainty as to the circumstances and standards under which the law would apply and violations would be found. See “Regulations—Regulations Relating to Cybersecurity - Regulation on Information Security” and “Regulations – Regulations Relating to Cybersecurity—Regulation on Internet Privacy.” Complying with these obligations could cause us to incur substantial costs. Any failure to comply with applicable regulations, whether by us, business partners, or other third parties, or as a result of employee error or negligence or otherwise, could result in regulatory enforcement actions against us and have an adverse impact on our business operations.

Security breaches and attacks against our technology systems, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of customer information, or a denial of service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks.

Further, if we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees and engage third-party experts and consultants.

Our supply network and our suppliers’ manufacturing and distribution facilities could be disrupted by factors beyond our control such as extreme weather, fire and other natural disasters.

Severe weather conditions and natural disasters, such as storms, floods, droughts, frosts, earthquakes or pestilence and a pandemic, may affect the supply of the raw materials that our suppliers use for the manufacturing of our products. For example, changing climate may cause flooding and drought in crop growing areas. Competing food producers can be affected differently by weather conditions and natural disasters depending on the location of their supply sources. If supplies of raw materials are reduced, our suppliers may not be able to find adequate supplemental supply sources, if at all, on favorable terms, which could have a material adverse effect on our business, financial condition and results of operation. In addition, our suppliers’ manufacturing facilities may be subject to damage

Significant disruption in the workforce of our suppliers could adversely affect our business, financial condition and results of operations.

Our suppliers may experience labor disputes and work stoppages at one or more of their manufacturing sites due to localized strikes or strikes in the larger healthcare consumer product industry sector. They may also be involved in negotiations on collective bargaining agreements. A labor stoppage or other interruption at one of their manufacturing sites would impact our ability to supply our customers and could have a pronounced effect on our operations and, potentially, on our business, financial condition and results of operations.

Higher labor costs could adversely affect our business and financial results.

We compete with our competitors for good and dependable employees. The supply of such employees is limited and competition to hire and retain them may result in higher labor costs. High labor costs could adversely affect our profitability if we are not able to pass them on to our customers.

We are dependent upon key executives and highly qualified managers and we cannot assure their retention.

Our success depends, in part, upon the continued services of key members of our management. Our executives’ and managers’ knowledge of the market, our business and our company represents a key strength of our business, which cannot be easily replicated. The success of our business strategy and our future growth also depend on our ability to attract, train, retain and motivate skilled managerial, sales, administration, development and operating personnel.

There can be no assurance that our existing personnel will be adequate or qualified to carry out our strategy, or that we will be able to hire or retain experienced, qualified employees to carry out our strategy. The loss of one or more of our key management or operating personnel, or the failure to attract and retain additional key personnel, could have a material adverse effect on our business, financial condition and results of operations.

We do not have long term contracts with our suppliers and they can reduce order quantities or terminate their sales to us at any time.

We do not have long term contracts with our suppliers. At any time, our suppliers can reduce the quantities of products they sell to us, or cease selling products to us altogether. Such reductions or terminations could have a material adverse impact on our revenues, profits and financial condition.

Failure to protect our and our suppliers’ brand names and trademarks could materially affect our business.

Apart from our “Wunong 108” brand name, we do not own the brand names and trademarks for the other products we sell. They are generally owned by our suppliers. We cannot be certain that the actions our suppliers have taken or will take in the future will be adequate to prevent violation of their proprietary rights. Litigation may be necessary to enforce their trademark or proprietary rights or to defend us against claimed infringement of the rights of third parties. Adverse publicity, legal action or other factors which we have no control over could lead to substantial erosion in the value of the brands, which could lead to decreased consumer demand and could have a material adverse effect on our business, financial condition and results of operations.

Health concerns or adverse developments with respect to the safety or quality of the food product industry in general or our own products specifically may damage our reputation, increase our costs of operations and decrease demand for our products.

Food safety and the public’s perception that our products are safe and healthy are essential to our image and business. We sell verified “clean” food for human consumption, which subjects us to safety risks such as product contamination, spoilage, misbranding or product tampering. Product contamination, including the presence of a foreign object, substance, chemical or other agent or residue or the introduction of a genetically modified organism, could require product withdrawals or recalls or the destruction of inventory, and could result in negative publicity, temporary plant closures and substantial costs of compliance or remediation.

We may also be impacted by publicity concerning any assertion that our products caused illness or injury. In addition, we could be subject to claims or lawsuits relating to an actual or alleged illness stemming from product contamination or any other incidents that compromise the safety and quality of our products. Any significant lawsuit or widespread product recall or other events leading to the loss of consumer confidence in the safety and quality of our products could damage our brand, reputation and image and negatively impact our sales, profitability and prospects for growth. In addition, product recalls are difficult to foresee and prepare for and, in the event we are required to recall one or more of our products, such recall may result in loss of sales due to unavailability of our products and may take up a significant amount of our management’s time and attention.

We are also subject to further risks affecting the food industry generally, including risks posed by widespread contamination and evolving nutritional and health-related concerns. Regulatory authorities may limit the supply of certain types of food products in response to public health concerns and consumers may perceive certain products to be unsafe or unhealthy. For example, due to avian flu, we or our suppliers could be required to find alternative supplies or ingredients that may or may not be available at commercially reasonable prices and within the required time. In addition, governmental regulations may require us to identify replacement products to offer to our customers or, alternatively, to discontinue certain offerings or limit the range of products we offer. We may be unable to find substitutes that are as appealing to our customer base, or such substitutes may not be widely available or may be available only at increased costs. Such substitutions or limitations could also reduce demand for our products.

We could also be subject to claims or lawsuits relating to an actual or alleged illness or injury or death stemming from the consumption of a misbranded, altered, contaminated or spoiled product, which could negatively affect our business. Awards of damages, settlement amounts and fees and expenses resulting from such claims and the public relations implications of any such claims could have an adverse effect on our business. The availability and price of insurance to cover claims for damages are subject to market forces that we do not control, and such insurance may not cover all the costs of such claims and would not cover damage to our reputation. Even if product liability claims against us are not successful or fully pursued, these claims could be costly and time consuming, and divert our management’s time and resources towards defending them rather than operating our business. In addition, any adverse publicity concerning such claims, even if unfounded, could cause customers to lose confidence in the safety and quality of our products and damage our reputation and brand image.

Changes to our payment terms with both customers and suppliers may materially adversely affect our operating cash flows.

We may experience significant pressure from both our competitors and our key suppliers to reduce the number of days of our accounts payable. At the same time, we may experience pressure from our customers to extend the number of days before paying our accounts receivable. Any failure to manage our accounts payable and accounts receivable may have a material adverse effect on our business, financial condition and results of operations.

Our results of operations may fluctuate from period to period due to seasonality.

We experience seasonality in our business, reflecting seasonal fluctuations in food production during different times of the year. For example, we generally experience fewer transactions on our Website during national holidays in China such as the Chinese New Year which usually occurs during the first quarter of each year. Food suppliers usually have limited food inventory between the winter and spring, and more during the summer and autumn, and this directly translates to fluctuations in the prices of the food products. Due to the seasonality of our business, the results of any period of a year are not necessarily indicative of the results that may be achieved for the full year.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to revenue recognition, estimating valuation allowances and accrued liabilities (including allowances for returns, doubtful accounts and obsolete and damaged inventory), accounting for income taxes, valuation of long-lived and intangible assets and goodwill, stock-based compensation and loss contingencies, are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance, and could have a material adverse effect on our business.

We may engage in future acquisitions, which may be expensive and time consuming and from which we may not realize anticipated benefits.

Our strategy is largely based on our ability to grow through acquisitions of further businesses to build an integrated group. Consummating acquisitions of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in unanticipated expenses and losses.

We anticipate that any future acquisitions we may pursue as part of our business strategy may be partially financed through additional debt or equity. If new debt is added to current debt levels, or if we incur other liabilities, including contingent liabilities, in connection with an acquisition, the debt or liabilities could impose additional constraints and requirements on our business and operations, which could materially adversely affect our financial condition and results of operation. In addition, to the extent our shares are used for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing shareholders.

In connection with our completed and future acquisitions, the process of integrating acquired operations into our existing group operations, may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the other risks associated with acquisitions include:

●	potentially dilutive issuances of our securities, the incurrence of debt and contingent liabilities and amortization expenses related to intangible assets with indefinite useful lives, which could adversely affect our results of operations and financial condition;
●	the possibility that the due diligence process in any such acquisition may not completely identify material issues associated with product quality, product architecture, product development, intellectual property issues, key personnel issues or legal and financial contingencies, including any deficiencies in internal controls and procedures and the costs associated with remedying such deficiencies;
●	the possible adverse effect of such acquisitions on existing relationships with third party partners and suppliers of technologies and services;
●	unexpected losses of key employees or customers of the acquired company;
●	conforming the acquired company’s standards, processes, procedures and controls with our operations;
●	coordinating new product and process development;
●	difficulty in predicting and responding to issues related to product transition such as development, distribution and client support;
●	hiring additional management and other critical personnel;
●	the possibility that staff or clients of the acquired company might not accept new ownership and may transition to different technologies or attempt to renegotiate contract terms or relationships, including maintenance or support agreements;
●	difficulty in integrating acquired operations due to geographical distance and language and cultural differences;
●	the possibility that acquired assets become impaired, requiring us to take a charge to earnings which could be significant;
●	negotiating with labor unions; and
●	increasing the scope, geographic diversity and complexity of our current operations.

In addition, general economic and market conditions or other factors outside of our control could make our operating strategies difficult or impossible to implement. Any failure to implement these operational improvements successfully and/or the failure of these operational improvements to deliver the anticipated benefits could have a material adverse effect on our results of operations and financial condition.

Because our controlling shareholders own a majority of our outstanding and issued Ordinary Shares, they have the ability to make and control corporate decisions that may be disadvantageous to minority shareholders.

We may face significant competition for acquisition opportunities.

There may be significant competition in some or all of the acquisition opportunities that we may explore. Such competition may for example come from strategic buyers, sovereign wealth funds, special purpose acquisition companies and public and private investment funds, many of which are well established and have extensive experience in identifying and completing acquisitions. A number of these competitors may possess greater technical, financial, human and other resources than us. We cannot assure investors that we will be successful against such competition. Such competition may cause us to be unsuccessful in executing any acquisition or may result in a successful acquisition being made at a significantly higher price than would otherwise have been the case.

Any due diligence by us in connection with potential future acquisition may not reveal all relevant considerations or liabilities of the target business, which could have a material adverse effect on our financial condition or results of operations.

We intend to conduct such due diligence as we deem reasonably practicable and appropriate based on the facts and circumstances applicable to any potential acquisition. The objective of the due diligence process will be to identify material issues which may affect the decision to proceed with any one particular acquisition target or the consideration payable for an acquisition. We also intend to use information revealed during the due diligence process to formulate our business and operational planning for, and our valuation of, any target company or business. While conducting due diligence and assessing a potential acquisition, we may rely on publicly available information, if any, information provided by the relevant target company to the extent such company is willing or able to provide such information and, in some circumstances, third party investigations.

There can be no assurance that the due diligence undertaken with respect to an acquisition will reveal all relevant facts that may be necessary to evaluate such acquisition including the determination of the price we may pay for an acquisition target or to formulate a business strategy. Furthermore, the information provided during due diligence may be incomplete, inadequate or inaccurate. As part of the due diligence process, we will also make subjective judgments regarding the results of operations, financial condition and prospects of a potential target. For example, the due diligence we conduct may not have been complete, adequate or accurate and may not uncover all material issues and liabilities to which we are now subject. If the due diligence investigation fails to correctly identify material issues and liabilities that may be present in a target company or business, or if we consider such material risks to be commercially acceptable relative to the opportunity, and we proceed with an acquisition, we may subsequently incur substantial impairment charges or other losses.

In addition, following an acquisition, we may be subject to significant, previously undisclosed liabilities of the acquired business that were not identified during due diligence and which could contribute to poor operational performance, undermine any attempt to restructure the acquired company or business in line with our business plan and have a material adverse effect on our financial condition and results of operations.

Economic recessions could have a significant, adverse impact on our business.

The food industry historically has experienced cyclical fluctuations in financial results due to economic recession, downturns in business cycles of our customers, interest rate fluctuations, and other economic factors beyond our control. Deterioration in the economic environment subjects our business to various risks, which may have a material and adverse impact on our operating results and cause us to not reach our long-term growth goals. For example, a downturn in the economy could directly affect the discretionary spending power of our customers and in turn, depress the number of orders for our food product on our Website.

Higher carrier prices may result in decreased net revenue margin.

Carriers can be expected to charge higher prices if market conditions warrant, or to cover higher operating expenses. Our net revenues and income from operations may decrease if we are unable to increase our pricing to our customers. In some instances where we have entered into contract freight rates with customers, in the event market conditions change and those contracted rates are below market rates, we may be required to provide transportation services at a revenue loss.

Changing fuel costs and interruptions of fuel supplies may have an impact on our net revenue margins.

Fluctuating fuel prices may result in decreased net revenue margin. While our different pricing arrangements with customers and contracted carriers make it very difficult to measure the precise impact, in times of fluctuating fuel prices, our net revenue margin may also fluctuate.

Our dependence on third parties to provide equipment and services may impact the delivery and quality of our transportation and logistics services.

We do not employ the people directly involved in delivering our customers’ orders. Our suppliers and indirectly, we, depend on independent third parties to provide truck, rail, ocean, and air services and to report certain events to us, including delivery information and freight claims. These independent third parties may not fulfill their obligations to us, preventing us from meeting our commitments to our customers. This reliance also could cause delays in reporting certain events, including recognizing revenue and claims. In addition, if we are unable to secure sufficient equipment or other transportation services from third parties to meet our commitments to our customers, our operating results could be materially and adversely affected, and our customers could switch to our competitors temporarily or permanently. Many of these risks are beyond our control, including:

●	equipment shortages in the transportation industry, particularly among contracted truckload carriers;
●	changes in regulations impacting transportation;
●	disruption in the supply or cost of fuel;
●	reduction or deterioration in rail service; and
●	unanticipated changes in transportation rates.

We are subject to negative impacts of changes in political and governmental conditions.

Our operations are subject to the influences of significant political, governmental, and similar changes and our ability to respond to them, including:

●	changes in political conditions and in governmental policies;
●	changes in and compliance with international and domestic laws and regulations; and
●	wars, civil unrest, acts of terrorism, and other conflicts.

We may be subject to negative impacts of catastrophic events.

A disruption or failure of our systems or operations in the event of a major earthquake, weather event, cyber-attack, heightened security measures, actual or threatened, terrorist attack, strike, civil unrest, pandemic or other catastrophic event could cause delays in providing services or performing other critical functions. A catastrophic event that results in the destruction or disruption of any of our critical business or information systems could harm our ability to conduct normal business operations and adversely impact our operating results.

We may incur liabilities that are not covered by insurance.

While we seek to maintain appropriate levels of insurance, not all claims are insurable and we may experience major incidents of a nature that are not covered by insurance. We presently have insurances for our assets, including office machines and equipment (insured amount of RMB 100,000) and office furniture (insured amount of RMB 1,000,000) and for our employees’ health, including death, disability, hospital in-patient subsidy caused by accidents, death caused by diseases and inpatient/ outpatient emergency treatments.

We do not have other insurances that cover, among other things, product or business liability and other property damage and liability deriving from our activities. Furthermore, insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. We maintain an amount of insurance protection that we believe is adequate, but there can be no assurance that such insurance will continue to be available on acceptable terms or that our insurance coverage will be sufficient or effective under all circumstances and against all liabilities to which we may be subject. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected. We could, for example, be subject to substantial claims for damages upon the occurrence of several events within one calendar year. In addition, our insurance costs may increase over time in response to any negative development in our claims history or due to material price increases in the insurance market in general.

We are a holding company whose principal source of operating cash is the income received from our subsidiaries.

We are dependent on the income generated by our subsidiaries in order to make distributions and dividends on the shares. The amount of distributions and dividends, if any, which may be paid to us from our operating subsidiaries will depend on many factors, including such subsidiaries’ results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, and other factors which may be outside our control. If our operating subsidiaries do not generate sufficient cash flow, we may be unable to make distributions and dividends on the shares.

Our significant shareholders have considerable influence over our corporate matters.

Each of Messrs Peijiang Chen, Changbin Xia and Hanwu Yang beneficially owns and controls 4,350,043.500435, 3,024,270.2424 and 2,400,024.000240 Ordinary Shares that correspond to 17.40%, 12.10% and 9.60%, respectively of our issued and outstanding Ordinary Shares. Each of them, either collectively or individually, will hold considerable influence over corporate matters requiring shareholder approval and will independently control the operations of the Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price

Our significant shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our significant shareholders have, either collectively or individually, considerable influence over our corporate matters, their interests may differ from the interests of our company as a whole. These shareholders could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our Company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract customers depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. It is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. Our restaurant initiative is one such example. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We own certain intellectual properties. See “Description of Property — Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties, especially since we do not manage or control the intellectual property rights of any of our suppliers. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products.

Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, the current COVID-19 pandemic or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, COVID-19 or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

The master lease and sub-leases over our headquarters and executive offices and restaurant may be defective and if they are adjudicated to be so and rendered null and void, we may face substantial damages and may even be evicted, resulting in disruption to our business operations and adversely impacting our financial performance.

Both our headquarters/ executive offices and restaurant are located in Shenzhen, China and are subleased from Shenzhen Zhichuang Juzhen Technology Ltd (“Zhichuang Juzhen”), which in turn sub-leased the same from Shenzhen Xinhao Precision Technology Co., Ltd (“Xinhao”). Xinhao entered into a master lease with Shenzhen Hourui Joint-Stock Cooperation Company (“Hourui”) to lease the space encompassing our aforementioned headquarters/ executive offices and restaurant. We have been advised by our PRC counsel, China Commercial Law Firm, that our sub-leases are legally defective according to Article 2 of Interpretation of the Supreme Court on Several Questions Concerning the Specific Application of Law in the Trial of Disputes over Urban Housing Lease Contracts (Interpretation of Law [2009]11). Due to historical reasons, Hourui has neither title nor any proper legal documentation from the real owner of our premises to sub-lease our space. However, Hourui has a certificate from a local government agency certifying Hourui’s entitlement to sublease, assign, use, and receive proceeds from our premises. If our sub-leases are declared to be invalid, we may need to pay damages to the owner and may even be evicted. Either of these scenarios would likely result in disruption to our business operations and adversely impact our financial performance.

We are reliant on our shareholders for the funds necessary to run our operations and implement our business plan.

We began operations only in mid-2018 and in our first year of operations, we posted a net loss of $980,098. For the year ended December 31, 2019, we posted a net loss of $1,755,042 and for the year ended December 31, 2020, we posted a net loss of $2,218,062. Our ability to continue operations and execute our business plan is dependent on our ability to raise additional capital or obtain necessary debt financing. Through present date, we have been dependent on our shareholders to provide us the necessary funding for our daily operations and expenses, including professional fees and fees charged by regulators, although they are under no obligation to do so.

To the extent it becomes necessary to raise additional cash in the future as our current cash and working capital resources are depleted, we will first seek to raise it through further loans from our shareholders. We will also consider the public or private sale of debt or equity securities, debt financing or short-term loans, or a combination of the foregoing. We may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities.

We currently do not have any binding commitments for, or readily available sources of, additional financing. We cannot guarantee that we will be able to secure the adequate cash or working capital from our shareholders or otherwise and consequently, may have to modify or suspend our operations and business plan.

Risks Related to Our Corporate Structure and Operation

If the PRC government deems that the contractual arrangements in relation to Wunong Shenzhen, our consolidated variable interest entity, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a BVI company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among WFOE (“Wholly Foreign Owned Enterprise”) and Wunong Shenzhen and its shareholders. As a result of these contractual arrangements, we exercise control over Wunong Shenzhen and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “ Item 4. Information on the Company - A. History and development of the Company - Contractual Arrangements between WFOE and Wunong Shenzhen”.

In the opinion of our PRC counsel, China Commercial Law Firm, our current ownership structure, the ownership structure of WFOE, our PRC subsidiary and Wunong Shenzhen, our consolidated variable interest entity, the contractual arrangements between WFOE and Wunong Shenzhen are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

In January 2015, the Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law for public review and comments, and on March 15, 2019, the Foreign Investment Law was promulgated and implemented on January 1, 2020. The draft Foreign Investment Law expanded the definition of foreign investment and introduced the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law did not take a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. The final Foreign Investment Law does not include the contractual control concept from the 2015 draft and so the government’s view on variable interest entities continues to be unclear. The Foreign Investment Law also retains a comprehensive oversight over all “foreign investors who invest in China through laws, administrative regulations or other methods prescribed by the State Council”. Foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council. Accordingly it cannot be ruled out that the National People’s Congress or relevant departments may introduce a series of related supporting policies in the future to resolve any ambiguity on the application of the Foreign Investment Law.

If the ownership structure, contractual arrangements and business of our Company, WFOE or Wunong Shenzhen are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of WFOE and Wunong Shenzhen, revoking the business licenses or operating licenses of WFOE or Wunong Shenzhen, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our offerings to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of Wunong Shenzhen, and/or our failure to receive economic benefits from Wunong Shenzhen, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with Wunong Shenzhen, our consolidated variable interest entity for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Wunong Shenzhen and its shareholders to operate our business. For a description of these contractual arrangements, see “ Item 4. Information on the Company - A. History and development of the Company - Contractual Arrangements between WFOE and Wunong Shenzhen” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entity. For example, Wunong Shenzhen and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Wunong Shenzhen, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Wunong Shenzhen, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by Wunong Shenzhen, and its shareholders of their obligations under the contracts. The shareholders of Wunong Shenzhen may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with Wunong Shenzhen. Although we have the right to replace any shareholder of Wunong Shenzhen under their respective contractual arrangements, if any shareholder of Wunong Shenzhen is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “Any failure by Wunong Shenzhen, our consolidated variable interest entity, or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” below. Therefore, our contractual arrangements with Wunong Shenzhen, our consolidated variable interest entity, may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by Wunong Shenzhen, our consolidated variable interest entity, or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If Wunong Shenzhen, our consolidated variable interest entity, or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of Wunong Shenzhen were to refuse to transfer their equity interest in Wunong Shenzhen to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entity, and our ability to conduct our business may be negatively affected.

The shareholders of Wunong Shenzhen, our consolidated variable interest entity, may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of Wunong Shenzhen may differ from the interests of our Company as a whole. These shareholders may breach, or cause Wunong Shenzhen to breach, the existing contractual arrangements we have with them and Wunong Shenzhen, which would have a material adverse effect on our ability to effectively control Wunong Shenzhen and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with Wunong Shenzhen to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the Exclusive Purchase Agreement (as defined below) with these shareholders to request them to transfer all of their equity interests in Wunong Shenzhen to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Wunong Shenzhen, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to Wunong Shenzhen, our consolidated variable interest entity, may be subject to scrutiny by the PRC tax authorities and they may determine that we or Wunong Shenzhen owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between WFOE, our wholly-owned subsidiary in China, Wunong Shenzhen, our consolidated variable interest entity in China, and the shareholders of Wunong Shenzhen, were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust WFOE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Wunong Shenzhen for PRC tax purposes, which could in turn increase its tax liabilities without reducing WFOE’s tax expenses. In addition, if WFOE requests the shareholders of Wunong Shenzhen, as the case may be, to transfer their equity interests in Wunong Shenzhen, as the case may be, at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Wunong Shenzhen for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entity’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by Wunong Shenzhen, our consolidated variable interest entity, that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Wunong Shenzhen, our consolidated variable interest entity, holds certain assets that are material to the operation of our business, including domain names and an ICP license. Under the contractual arrangements, our consolidated variable interest entity may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event Wunong Shenzhen’s shareholders breach these contractual arrangements and voluntarily liquidate Wunong Shenzhen, or Wunong Shenzhen declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Wunong Shenzhen undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of WFOE, our PRC subsidiaries and Wunong Shenzhen, our consolidated variable interest entity, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of WFOE, our PRC subsidiaries and Wunong Shenzhen, our consolidated variable interest entity and its subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in the People’s Republic of China

Changes in political, social and economic policies in any of China, the U.S. or Europe may materially and adversely affect our business, financial condition, results of operations and prospects.

Our business operations are primarily conducted in China. Accordingly, we are affected by the economic, political and legal environment in China.

In particular, China’s economy differs from the economies of most developed countries in many respects, including the fact that it:

●	has a high level of government involvement;

●	is in the early stages of development of a market-oriented economy;

●	has experienced rapid growth; and

●	has a tightly controlled foreign exchange policy.

China’s economy has been transitioning from a planned economy towards a more market-oriented economy. However, a substantial portion of productive assets in China remain state-owned and the PRC government exercises a high degree of control over these assets. In addition, the PRC government continues to play a significant role in regulating industrial development by imposing industrial policies. For the past three decades, the PRC government has implemented economic reform measures to emphasize the utilization of market forces in economic development.

China’s economy has grown significantly in recent years; however, there can be no assurance that such growth will continue. The PRC government exercises control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures benefit the overall economy of China, but may also have a negative effect on our business. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. As such, our future success is, to some extent, dependent on the economic conditions in China, and any significant downturn in market conditions may materially and adversely affect our business prospects, financial condition, results of operations and prospects.

China’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

We have all of our operations in China. The legal system of China is a civil law system based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Since 1979, the PRC government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, China has not developed a fully integrated legal system. Recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these newer laws and regulations involve greater uncertainties than those in jurisdictions available to you. In addition, China’s legal system is based in part on government policies and administrative rules and many have retroactive effects. We cannot predict the effect of future developments in China’s legal system, including the promulgation of new laws, changes to existing laws, or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the British Virgin Islands, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require WFOE to adjust its taxable income under the contractual arrangements they currently have in place with our consolidated variable interest entity in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “Risks Related to Our Corporate Structure and Operation — Contractual arrangements in relation to Wunong Shenzhen, our consolidated variable interest entity, may be subject to scrutiny by the PRC tax authorities and they may determine that we or Wunong Shenzhen owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from our initial public offering to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. According to the Interim Measures on the Management of Foreign Debts promulgated by SAFE, the Ministry of Finance and the National Development and Reform Commission on January 8, 2003, the statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOC or its local counterpart and the amount of registered capital of such foreign-invested company. According to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, or Circular 9, the maximum amount of foreign debt that each of our PRC subsidiaries or our consolidated variable interest entity is allowed to borrow is two times of their respective net assets as indicated in their respective latest audited financial reports. Pursuant to Circular 9 and other PRC laws and regulations regarding foreign debt, within a one-year grace period starting from January 11, 2017, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital as approved by the MOC or its local counterpart, or two times of their respective net assets. With respect to our consolidated variable interest entity, the limit for the total amount of foreign debt is two times of its respective net assets pursuant to Circular 9. Moreover, according to Notice of the National Development and Reform Commission on Promoting the Administrative Reform of the Recordation and Registration System for Enterprises’ Issuance of Foreign Debts issued by the National Development and Reform Commission in September 2015, any loans we extend to our consolidated variable interest entity for more than one year must be filed with the National Development and Reform Commission or its local counterpart and must also be registered with SAFE or its local branches.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the MOC or its local counterpart. On March 30, 2015, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the cash provided by our offshore financing activities to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new variable interest entities in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our initial public offering and our private placement and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our shares.

Substantially all of our revenues and expenditures are denominated in RMB. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiaries and consolidated variable interest entity is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our shares.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our BVI company relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our Company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.

Currently, we are making contributions to the plans based on the minimum standards although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans as well as to pay late contribution fees and fines. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. Based on our knowledge after due inquiry, our shareholders who are PRC residents or entities have not completed their SAFE registration.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions and these shareholders may be subject to administrative punishment pursuant to the related law.

Additionally, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our Company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that Wunong Net Technology Company Limited or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our shares.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a British Virgin Islands incorporated company and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of December 31, 2020, 2019 and 2018, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we recorded net losses for the years ended December 31, 2020, 2019 and 2018 and did not distribute any dividend for the year ended December 31, 2020, 2019 and 2018. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Vande, our Hong Kong subsidiary.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our Company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 698 and Circular 7, and may be required to expend valuable resources to comply with Circular 59, Circular 698 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 698 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Ordinary Shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our shares held by non-affiliates exceeds $700 million as of any December 31 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our Company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results.

As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares was determined through negotiations between the underwriters, the selling shareholder and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchased our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	lawsuits threatened or filed against us; and
●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of shares in the public market could materially and adversely affect the prevailing market price of the Shares and our ability to raise capital in the future.

The market price of our shares could decline as a result of future sales of substantial amounts of shares or other securities relating to the shares in the public market, including by the Company’s substantial shareholders, or the issuance of new shares by the Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

●	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;
●	increase our vulnerability to general adverse economic and industry conditions;
●	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and
●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our shares if the market price of our shares increases.

There may not be an active, liquid trading market for our shares.

There is no active trading market for our shares. An active trading market for our shares may not develop or be sustained. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active.

Shares eligible for future sale may adversely affect the market price of our shares, as the future sale of a substantial amount of outstanding shares in the public marketplace could reduce the price of our shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our shares. A significant portion of our shares is held by a few shareholders and these are “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Prior to our initial public offering, Wunong Shenzhen was a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

As of December 31, 2020, our management assessed the effectiveness of our internal control over financial reporting. The material weaknesses identified by management is that we do not have in-house accounting personnel with sufficient knowledge of US GAAP and SEC reporting experiences. Management concluded that our internal control over financial reporting was ineffective as of December 31, 2020.

In order to address and resolve the foregoing material weakness, we have begun to implement measures designed to improve our internal control over financial reporting to remediate this material weakness, including hiring outside financial personnel with requisite training and experience in the preparation of financial statements in compliance with applicable SEC requirements.

Certain judgments obtained against us by our shareholders may not be enforceable.

Although we are a BVI-incorporated company, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult, impractical or impossible for you to effect service of process within the United States upon us or these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law.

We are incorporated in the British Virgin Islands and conduct substantially all of our operations in China through our wholly-foreign owned enterprise and the variable interest entity. Most of our directors and substantially all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the British Virgin Islands or in China in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the British Virgin Islands and China may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States of China, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs will be governed by our memorandum and articles of association, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our Ordinary Shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company and whose management, directors and/or major shareholders were also incorporated, resident, or otherwise established in a United States jurisdiction.

As a result of the foregoing, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat Wunong Shenzhen as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of Wunong Shenzhen under the PFIC rules of the U.S. federal income tax laws, and based upon our income and assets, and the value of our Ordinary Shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 or that we will be a PFIC for the taxable year ending December 31, 2021 and we do not anticipate becoming a PFIC in the foreseeable future. The Internal Revenue Service has not taken a position on whether a VIE like Wunong Shenzhen can be treated as owned by us for purposes of the PFIC rules. See the discussion of the PFIC rules under “E. Taxation - United States Federal Income Taxation” below.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the equity interests of Wunong Shenzhen for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the shares and on the receipt of distributions on the shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. See the discussion of the PFIC rules under “E. Taxation - United States Federal Income Taxation” below. Further, if we are a PFIC for any year during which a U.S. holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our Ordinary Shares.

The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in Hong Kong or the People’s Republic of China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the perception and attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our shares may be highly volatile due to a number of factors, including the following:

●	regulatory developments affecting us or our industry and customers;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in the market condition, market potential and competition in the online food retail sector;
●	announcements by us or our competitors of new products, services, expansions, investments, acquisitions, strategic partnerships or joint ventures;
●	fluctuations in global and Chinese economies;
●	changes in financial estimates by securities analysts;
●	adverse publicity about us;
●	additions or departures of our key personnel and senior management;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations

Any of these factors may result in large and sudden changes in the volume and price at which our shares will trade.

Item 4. Information on the Company

A. History and development of the Company.

We were incorporated as “Advancement International Limited” (“Advancement International”) under the laws of British Virgin Islands on December 4, 2018 by three shareholders, namely Kindness Global Company Limited, Four Dimensions Global Investment Limited and Wisdom Global Company Limited. Union International Company Limited was included as a fourth shareholder on February 14, 2019 when Kindness Global Company Limited transferred 17,000 Ordinary Shares to Union International Company Limited.

Kindness Global Company Limited, a BVI company incorporated in October 1, 2018, that is 100% owned by Mr. Peijiang Chen, a Chinese citizen, our Chairman and director and shareholder and director of Wunong Shenzhen; Four Dimensions Global Investment Limited, a BVI company that is 100% owned by Mr. Changbin Xia, a Chinese citizen and a shareholder and director of Wunong Shenzhen; Wisdom Global Company Limited, a BVI company that is 100% owned by Mr. Hanwu Yang, a Chinese citizen and a shareholder and director of Wunong Shenzhen; Union International Company Limited, a BVI company that is 100% owned by Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership), a PRC limited partnership comprising 14 partners, all of whom are PRC citizens and natural persons. We do not foresee a conflict of interest with any of Kindness Global Company Limited, Four Dimensions Global Investment Limited, Wisdom Global Company Limited, Union International Company Limited and Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership) as the latter are all holding companies with no business operations.

On February 15, 2019, Advancement International acquired all shares of Vande pursuant to an Instrument of Transfer, Sold Note and Bought Note recorded with Registrar of Companies in Hong Kong Special Administration Region (SAR).

Vande, incorporated on April 6, 2017 in Hong Kong, SAR, incorporated Guo Gang Tong (“WFOE”) in the People’s Republic of China with a registered capital of RMB5,000,000 (approximately, $707,500) on December 28, 2018.

WFOE, in turn, entered into a series of contractual agreements on March 2, 2019 with Wunong Shenzhen, a company incorporated in the People’s Republic of China on June 16, 2015 with a registered capital of RMB5,000,000 (approximately, $707,500) Wunong Technology (Shenzhen) Co., Ltd wholly owns a subsidiary, Wunong Catering Chain Management (Shenzhen) Co., Ltd, which it incorporated in the PRC with a registered capital of RMB 5,000,000 on November 27, 2018.

On August 19, 2019, we changed our name from “Advancement International Limited” to Wunong Net Technology Company Limited.

On November 15, 2019, Kindness Global Company Limited transferred 2,500 Ordinary Shares to Fragrance International Group Company Limited. Also on November 15, 2019, we issued 6,667 Ordinary Shares to Soaring International Company Limited and 3,333 Ordinary Shares to each of Morning Choice International Company Limited, August International Group Company Limited and Eternal Horizon International Company Limited.

On December 2, 2019, we filed amended memorandum and articles of association with the BVI Registry of Corporate Affairs to change the par value of our Ordinary Shares from $1 to no par value and to forward split our issued and outstanding Ordinary Shares from 66,666 to 20,000,000.

On September 29, 2020, our variable interest entity, Wunong Shenzhen, together with two individuals, Guoming Huang (“Huang”) and Yafang Liu (“Liu”), established a new Shanghai subsidiary, Wude Agricultural Technology (Shanghai) Co., Ltd (“Wude Shanghai”). Wude Shanghai’s registered capital is RMB 20 million (approximately, $3.106 million) and its equity interests are divided among Wunong Shenzhen (51%), Liu (25%) and Huang (24%). Wude’s domiciled address is Room 2382, Building 2,181 Songyu Road, Tinglin Town, Jinshan District, Shanghai.

On October 20, 2020, our variable interest entity, Wunong Shenzhen, together with two individuals, Shiliang Ma (“Ma”) and Yongqiang (“He”) established a new Shenzhen subsidiary, Baode Supply Chain (Shenzhen) Co., Ltd (“Baode”). Baode’s registered capital is RMB 5 million (approximately $781,466) and its equity interested are divided among Wunong Shenzhen (51%), Ma (30%) and He (19%).

On December 10, 2020, our variable interest entity, Wunong Shenzhen incorporated a wholly-owned subsidiary, Wunong Technology (Shanxi) Co., Ltd (“Wunong Shanxi”). Wunong Shanxi’s registered capital is RMB 8.8 million (approximately $ 1,375,670) and is located at 18/F, B, Yu Shang Building, Tongda Road, High-tech Industrial Park, Yulin City, Shaanxi Province.

On December 15, 2020, we priced the initial public offering of 5,000,000 Ordinary Shares at a price of $5.00 per share to the public for a total of US$25,000,000 of gross proceeds. In addition, the underwriters purchased 999,910 ordinary shares from a selling shareholder for $4,999,550 for a total of US$29,999,550 in total gross proceeds from the offering. Our Ordinary Shares began trading on the Nasdaq Capital Market on December 15, 2020 under the symbol “WNW” and the initial public offering closed on December 17, 2020.

On January 8, 2021, our variable interest entity, Wunong Shenzhen entered into an Equity Transfer Agreement to acquire all the equity interests in a newly-incorporated company, Wunong Technology (Liaoning) Co., Ltd (“Wunong Liaoning”). Wunong Liaoning was incorporated on November 4, 2020 with a registered capital of RMB 8.88 million (approximately US$1.372 million) and is domiciled at 1183 Anhai Road, Qianshan District, Anshan City, Liaoning Province.

The following diagram illustrates our current corporate structure:

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scope approved by the Administration of Industry and Commerce or its local counterpart. As such, WFOE’s business scope is to primarily engage in enterprise management and consulting, food safety solutions, food packaging marketing and planning, food technology and development, consultation on food sourcing and producing/growing/fostering technology, design and technology development of packaging materials and rubber/plastic products, and technology assignments. Since the sole business of WFOE is to provide Wunong Shenzhen with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a service fee, such business scope is necessary and appropriate under PRC laws.

Wunong Net Technology Company Limited is a holding company with no business operation other than holding the shares in Vande. Vande is a pass-through entity with no business operation. WFOE is exclusively engaged in the provision of enterprise management and consulting, food safety solutions, food packaging marketing and planning, food technology and development, consultation on food sourcing and producing/growing/fostering technology, design and technology development of packaging materials and rubber/plastic products, and technology assignments.

Our principal executive offices are located at B401, 4th Floor Building 12, Hangcheng Street, Hourui No. 2 Industrial District, Southern Section, Zhichuang Juzhen Double Creative Park, Bao’an District, Shenzhen, PRC, and our phone number is +86-755-85255139. We maintain a corporate website at www.wnw108.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

Contractual Arrangements between WFOE and Wunong Shenzhen

Due to PRC legal restrictions on foreign ownership in the value-added telecommunications services, neither we nor our subsidiaries own any equity interest in Wunong Shenzhen. Instead, we control and receive the economic benefits of Wunong Shenzhen’s business operations through a series of contractual arrangements. WFOE, Wunong Shenzhen and its shareholders entered into such a series of contractual arrangements, also known as VIE Agreements, on March 2, 2019. The VIE agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Wunong Shenzhen, including absolute control rights and the rights to the assets, property and revenue of Wunong Shenzhen.

According to the Exclusive Technology Consulting Services Agreement between WFOE and Wunong Shenzhen, which is one of the VIE Agreements that was also entered into on March 2, 2019, Wunong Shenzhen is obligated to pay service fees to WFOE.

Each of the VIE Agreements is described in detail below:

Contracts that enable us to receive substantially all of the economic benefits from the variable interest entity

Exclusive Technology Consulting Services Agreement

Pursuant to the Exclusive Technology Consulting Services Agreement (“Service Agreement”) by and between Wunong Shenzhen and WFOE, WFOE provides Wunong Shenzhen with technical and consulting services for which WFOE collects a service fee each month based on the following formula: the balance after subtracting accumulated losses, actual operating costs, retention of operating capital and taxes that have been paid from our income.

Wunong Shenzhen has recorded a negative monthly profit from April 1, 2019 through December 31, 2020. Its after-tax monthly balance has been negative and consequently, no service fees had been paid over to WFOE.

Legend: 10,000 (RMB)

	Cumulative Income	Cumulative Cost	Cumulative Loss	Cumulative Operating Capital Retention	Income Tax Payable	Service Fee
April 2019	1,236.34	888.57	427.28	-	-	-79.51

May 2019	1,412.98	1,019.13	543.88	-	2.19	-152.22

June 2019	1,670.34	1,210.18	719.46	-	-	-259.30

July 2019	2,351.95	1,714.09	870.18	-	-	-232.32

August 2019	2,490.26	2,327.57	640.75	-	-	-478.06

September 2019	2,936.74	2,691.73	766.14	-	-	-521.13

October 2019	3,719.28	2,802.81	1,455.59	-	-	-539.12

November 2019	4,575.94	3,451.91	1,455.59	-	-	-543.70

December 2019	5,603.97	4,268.33	2,049.82	-	-	-714.18

January 2020	456.08	364.88	260.07	-	-	-168.87

February 2020	675.13	554.63	405.09	-	-	-284.59

March 2020	1,087.00	903.41	610.96	-	-	-427.37

April 2020	1,550.93	1,300.41	854.68	-	-	-604.16

May 2020	1,820.96	1,522.08	1,014.97	-	-	-716.09

June 2020	2,046.16	1,704.96	1,194.16	-	-	-852.96

July 2020	2,300.91	1,907.88	1,350.65	-	-	-957.62

August 2020	2,797.59	2,299.71	1,544.55	-	-	-1,046.67

September 2020	4,087.42	3,316.02	1,292.53	-	-	-521.13

October 2020	5,531.18	4,466.51	2,095.74	-	-	-1,031.07

November 2020	7,379.27	5,990.60	2,353.71	-	-	-965.04

December 2020	1,2740.00	1,0320.28	3,079.56	-	-	-659.84

Unless otherwise provided in this Service Agreement or separately agreed upon by WFOE and Wunong Shenzhen, the term of this Services Agreement is ten (10) years, effective from March 2, 2019.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement by and among WFOE and the shareholders of Wunong Shenzhen (the “Wunong Shenzhen Shareholders”), the Wunong Shenzhen Shareholders pledged all of their equity interests in Wunong Shenzhen to WFOE as collateral to guarantee the performance of Wunong Shenzhen to pay the service fee under the Service Agreement. The pledge shall be effective upon recording of such pledged equity interests on Wunong Shenzhen’s register of shareholders and registration with the competent government authorities, and shall expire two (2) years after the expiry date of term for the performance of all obligations under the Service Agreement.

Under the terms of the agreement, in the event Wunong Shenzhen or its shareholders breach(es) its/their respective contractual obligations under the Service Agreement, WFOE is entitled to enforce its rights as pledgee including without limitation, transferring such equity interests to itself or its designee, auction, sale or other means of disposition of the equity interests as permitted under law.

Contracts that give us effective control of the variable interest entity

Exclusive Purchase Rights Agreement

Pursuant to the Exclusive Purchase Rights Agreement by and among WFOE, Wunong Shenzhen Shareholders and Wunong Shenzhen, the Wunong Shenzhen Shareholders irrevocably and unconditionally grant WFOE an exclusive option, to the extent permitted by PRC laws, to purchase all or partial equity interests of Wunong Shenzhen at any time. In the event WFOE exercises said option, the purchase price of the equity interests shall be either (1) the amount of the paid-in capital contribution to the registered capital of Wunong Shenzhen in proportion to the Equity Interests; or (2) the then lowest price allowed by the PRC laws and regulations, whichever is lower, unless the then applicable PRC laws and regulations require an appraisal of the Equity Interest or impose other restrictions in respect of the price of the Equity Interest.

Under the Exclusive Purchase Rights Agreement, WFOE is entitled to assign all of its rights and obligations under this agreement to any third party when necessary by written notice, without any consent from Wunong Shenzhen and Wunong Shenzhen Shareholders. Wunong Shenzhen and Wunong Shenzhen Shareholders, however, shall not assign their rights and obligations under this agreement to any third party without the prior written consent of WFOE.

Pursuant to the PRC laws and regulations and the terms and conditions of this Exclusive Purchase Rights Agreement, WFOE and/or its designated party may exercise this exclusive option by serving written notice upon the Wunong Shenzhen Shareholders. WFOE has the sole and absolute right to determine the time, method and frequency when exercising such option.

Proxy Agreement

Under the Proxy Agreement, Wunong Shenzhen Shareholders have authorized WFOE or its designated person (“Proxy”) to exercise all of their rights as shareholders including attending and voting at a general meeting of equity interest holders of Wunong Shenzhen, appointing the Chairman, directors, general manager and other senior management personnel of Wunong Shenzhen, and sign the shareholders’ resolutions and any other relevant documents. Additionally, the Wunong Shenzhen Shareholders confirmed that the Proxy may exercise such rights under this Proxy Agreement without their consent and they will provide assistance to the Proxy in the exercise of such rights. They further confirmed that they shall be liable for all the legal consequences arising out of or in connection with the exercise of such authorized rights by the Proxy.

Coronavirus (COVID-19) Update

Recently, there is an ongoing outbreak of a novel strain of coronavirus (COVID-19) first identified in China and has since spread rapidly globally. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities globally for the past few months. In March 2020, the World Health Organization declared COVID-19 to be a pandemic. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, we believe there is a risk that our business, results of operations, and financial condition will be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or mitigate its impact, almost all of which are beyond our control. The impact of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	the supply chain of our products and our ability to fulfill orders;
●	our ability to source available labor and materials to renovate and retrofit our restaurants;
●	any restrictions on restaurants will also impact our expansion plans and revenue especially if indoor dining capacity is severely curtailed;
●	the curtailment of any in-person marketing, advertising and meetings;
●	the global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak. It is possible that the price of our ordinary shares will decline significantly after the consummation of this offering, in which case, you may lose your investment.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the related financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time. For a detailed description of the risks associated with the novel coronavirus, see “Item 3. Key Information - D. Risk Factors - Risks Related to Our Business and Industry - We are exposed to the risks of an economic recession, credit and capital markets volatility and economic and financial crisis as a result of the COVID-19 virus pandemic, which could adversely affect the demand for our products, our business operations and expansion plans and our ability to mitigate its impact and provide timely information to our investors and the SEC.”

B. Business overview.

We are a British Virgin Islands company incorporated on December 4, 2018, and conduct our business in China through our subsidiaries and variable interest entity, Wunong Technology (Shenzhen) Co., Ltd. We are an online and mobile commerce company and conduct our business through our online retail store on our Website - www.wnw108.com. We sell a myriad of food products on our Website. We do not grow, foster or manufacture any food products and all the food products sold on our Website are from our suppliers. We do not sell genetically modified food. We are committed to providing our customers with safe, high-quality, nutritious, tasty and non-genetically modified food products through our portfolio of trusted and well-known suppliers. Optimizing our Website and real-time data, we are able to respond to and match supply with demand for food products in keeping with consumer trends.

Food safety, product quality and sustainability are our core values. The food products/commodities sold on our Website are broadly categorized into (i) Green Food, (ii) Organic Food, (iii) intangible cultural heritage food products (“ICH Products”) (iv) agricultural products bearing geographical indications (“Agri GI Products”) and (v) Pollution-Free Products (genetically modified products excepted).

As of December 31, 2020, the portfolio of food products sold on our Website comprises 14.3% Organic Food (130 products), 4.18% Green Food (38 products), 5.28% Agri GI Products (48 products), and 76.24% of other food products (including non-genetically modified Pollution-Free Products) (693 products). The mix of food products sold on our Website is ever-changing, depending on food quality and safety, market demand, and customer preferences.

We also plan to open franchise restaurants throughout China that offer our food products and each of these restaurants will be equipped with a grocery section that sells our products.

We plan to roll out about 120 franchise restaurants in 2021 and 120 in 2022.

As of December 31, 2020, we have launched our first restaurant in Shenzhen and 49 other cooperative restaurants. Our present restaurant model (which is subject to further refinement) allows a customer to rent our restaurant facilities, cook and serve food utilizing the food products purchased from us. Of the 49 restaurants, 40 franchise contracts have been signed while the remaining 9 are pending execution due to a myriad of reasons including changes in business addresses, renovations, etc. We have only collected franchise fees from 24 restaurants as the remaining 25 restaurants have been unable to return to normal operations because of the COVID-19 pandemic. We anticipate these restaurants returning to normal operations before June 30, 2021.

Despite these setbacks, our overall plan and targets remain unchanged. Our previous restaurant model (which is subject to further refinement) allowed a customer to rent our restaurant facilities, cook and serve food utilizing the food products purchased from us. However, we have refined our restaurant model into a “community experience store” model to include better product experience, customer service, product/brand display and promotions. This will, we hope, lay the foundation of an offline supply chain system in the future.

We generate revenue from the sale of food products/commodities on our Website, which includes custom pre-sales of food products/commodities such as crops. We will have another source of income from our restaurants once they are fully operational.

For fiscal year ended December 31, 2020, our total revenue was $22,125,320, comprising $ 16,428,877 from online sales of food products on our Website, $5,667,853 from offline sales and $28,590 from our restaurants .

We received an Internet Content Provider (“ICP”) license for value-added Internet information services on December 21, 2018. As we only sell food products that we have purchased from suppliers on the Website instead of operating an online marketplace which matches third party sellers and buyers, we are legally not required under Chinese law to obtain an ICP license. We have, however, obtained an ICP license just to preserve the option to run the aforementioned online marketplace in the future. The ICP license is a permit issued by the Chinese Ministry of Industry and Information Technology to permit China-based websites to operate in China.

On September 16, 2019, Wunong Shenzhen joined the International Federation of Organic Agriculture Movements (“IFOAM”). IFOAM, founded in 1972, is the only international umbrella organization for the organic world, uniting a diverse range of stakeholders contributing to the organic vision, having affiliates in more than 120 countries. It works towards true sustainability in agriculture, from the field, through the value chain to the consumer. From building awareness among the public and advocating for sustainable policy, to building capacity and facilitating the transition of farmers to organic agriculture, IFOAM aims to strengthen the organic movement and lead it forwards. (Source: https://www.ifoam.bio/en/about-us). According to IFOAM, organic agriculture is based on the principles of heath, ecology, fairness and care, and by joining IFOAM, we inherit the above principles and are committed to providing superior safe, healthy, and sustainable food products.

Our Website

We launched our Website (www.wnw108.com) in June 2018 to function as an online retail store of quality “clean” food products and commodities We maintain an account on WeChat, a PRC multi-purpose messaging, social medial and mobile payment app (ID: AITAwnw), where one may also access our Website.

As of December 31, 2020, we had over 660,000 registered users on our online sales platform, of which approximately 105,561 are monthly active users.

“Registered users” are customers who have entered and registered themselves on our Website (including through our WeChat account and app). “Active users” refer to registered users who have placed an order on our Website within the last 180 days and have made a successful purchase. Our users are not required to pay any monthly or annual fees.

Sale of Food Products on our Website

Only registered users are allowed to purchase food products and commodities from our Website. Prospective purchasers accept a User Agreement when they register themselves and open an account with us. Similarly, our pre-screened suppliers are required to subscribe to the terms of a WNW108.com Self-Operated E-Commerce Cooperation Agreement as part of our qualification process.

As of December 31, 2020, the portfolio of food products sold on our Website comprises 14.3% Organic Food (130 products), 4.18% Green Food (38 products), 5.28% Agri GI Products (48 products), and 76.24%of other food products (including non-genetically modified Pollution-Free Products) (693 products).

Of the 909 food products, 391 belong to the category of “Dried Grains and Oil” (43.01%), 66 in the “Meat, Poultry and Egg Products” category (7.26%), 48 in the “Fresh Fruits and Vegetables” category (5.28%), 106 in the “Leisure Snacks” category (11.66%), 53 in the “Nutritional Products” category (5.83%), 7 in the “Seafood and Aquatic Products” category (0.77%), 188 in the “Milk/Drink/Baking Products” category (20.68%) and 50 in the “Life Necessities” category (10%). We do not produce any food, but buy from our suppliers for resale on our Website.

Some examples of our food products in each category are:

Organic Food - Yangxian Black Rice, Baiyinxile Organic Flour, Frog Sound Organic Grain Flour, etc.;

Green Food - Monk Head Flour, Snowy Field Cilantro Seed Oil and Fuzhiyuan Fragrant Rice;

Agri GI Products – Hengshan Goat Meat; Dangshan Pears, Fuping Persimmons etc.;

ICH Products – Xinyuan Premium Sausages, Fan Old Wine, Fengyu Hundred Year Old Oil Workshop Pure Balm etc.; and

Pollution-free Products – Huoshanyan Rice, Jinhuakui Noodle, Fuzhiyuan Rice, Tangjixiang Flour etc.

Approximately 14% of our products are exclusive to our Website (including our private labeled wines), approximately 86% are available on other e-commerce platforms for purchase and the remainder of our portfolio may be obtained from a myriad of other sources, for example, brick and mortar stores.

Our Website lists our food products and offers an image and description of each product, including that product’s inventory, number of that product sold, origin and delivery terms. Registered purchasers are able to buy our products by simply clicking a “purchase” button on Website. Most purchasers opt to pay for their order simultaneously through a mobile payment app, such as WeChat Mobile Pay and Alipay.

Once payment is made, an order is generated and the supplier is notified of the order simultaneously. The order is then fulfilled by the supplier on our behalf within 24 hours (or 48 hours for special orders such as bulk sale orders). Our suppliers typically utilize the services of third party couriers, such as SF Express, Yunda Express, Zhongtong Express and China Post to ship the orders.

Our customers have one (1) day from the day of delivery to inspect perishable goods and seven (7) days for non-perishables. Within this period of inspection, they have the opportunity to raise any deficiency claims in quality or quantity which will be rectified by the relevant supplier upon verification of such claim by our customer service agents. If the supplier fails to rectify the deficiency, we will refund the customer the full price of the order. The customer is deemed to have accepted the goods after the inspection period and our Website will automatically close out the order(s). We will then arrange payment to the supplier in accordance with the supplier’s billing cycle.

Presently, we generate revenue from the sale of food products/commodities on our Website, which includes custom pre-sales of food products/commodities such as crops. For example rice is a very popular product and some customers may prefer to purchase fresh rice instead of rice that has been grown and stored for a while. With our pre-ordering service, our customers can contact us and pre-order a quantity of rice typically at a discount off the usual list price. The payment arrangement with suppliers, however, is different when it comes to our pre-ordering service. After a pre-order is made, the customer will make full payment to us through the aforementioned services. In the second half of 2020, we started generating revenue from offline sales as well were we primarily sold our meat and vegetables products to enterprise customers. Additionally, we have another source of income from our 24 restaurants.

Upon receipt the payment, we will pay 50% as a first installment to the supplier. Once the rice is harvested, we will pay 30% to the supplier and upon delivery and acceptance of the rice by the customer after the aforementioned inspection period, we will pay the balance to the supplier. An interesting aspect of such pre-orders is that customers are able to monitor the stages of growth of certain crops grown specially for them through our Website and even view these crops in real-time through cameras installed by the farmers. Presently customers are only able to pre-order crops although we are considering expanding our offering to livestock as well.

Our Suppliers

We source our suppliers through multiple channels: (i) from our own research through Search Engine Optimization (“SEO”) and outreach, (ii) through referrals from our present customers, (iii) direct referrals from our local food co-operatives and service centers and finally (iv) through meeting them at our food expos.

By far, our most reliable source of finding new suppliers of quality products has been through referrals from our existing customers. Customers who register and open an account with us on our Website are given the option to register themselves as our official “search agents”. Once a referred food product is successfully qualified by us, the referring agent is paid a two percent (2%) referral fee to the product introducer on all food products sold on our Website and fulfilled by that supplier.

An agent typically initiates a referral by contacting one of our local service centers. The agent will usually provide a description of the supplier, the supplier’s contacts and product samples. The relevant local service center will then review the information and evaluate the potential market for the recommended food product.

The local service center will conduct due diligence on the supplier, which may include among other things, a site visit to the supplier’s farms, manufacturing and packing facilities and inspection of the supplier’s certifications and licenses. They will also assist in negotiating the selling prices of the food products from the supplier to us, recommend the listing/resale prices of the food products on our Website as well as determine the geographical regions in which the products may be shipped to. As compensation for the center’s assistance, we will pay it a three percent (3%) commission on the sale of all that supplier’s food products on our Website.

Once we have reviewed the report from the local service center, we will conduct our own due diligence and market research on the prospective supplier’s food products. In some instances, the search agent may make a referral directly with us and in that case, we will do our own due diligence with no involvement from the local service center. In that regard, we would typically request a sample of the food product and request certain qualification documents from the food supplier, such as its business license, tax registration certificate, trademark registrations, product quality reports, custom reports and certificates of inspection and quarantine. We have our own in-house examination team to run tests on the samples to determine if they comply with national standards for Green Food, Organic Food etc.

Once we are satisfied and have determined the marketability of the food products, we will negotiate and enter into a WNW108.com Self-Operated E-Commerce Cooperation Agreement with the supplier to supply food products to us for resale on our Website.

No one supplier accounts for more than 10% of our revenue for fiscal years 2019 and 2020 and through the date of this annual report.

As of December 31, 2020, we have approximately 191,678 registered customer/search agents. Approximately 10% of the food products sold on our Website are from suppliers recommended to us by these agents. We also have established cooperation relationships with 104 local service centers located in 17 provinces in China working with us.

Our Customers

No customer accounts for more than 10% of our revenue for fiscal years 2018, 2019 and 2020 and through the date of this annual report. Prospective purchasers are required to register with us and open an account on our Website by accepting a User Agreement. Our customers are typically middle-income couples and are referred to us by other registered users through word of mouth or through our own marketing efforts.

Each registered user possesses a unique QR code. A new customer will be asked to identify his/her referrer (registered user) by scanning that referrer’s unique QR code and if identified, the referrer will earn a commission on all orders placed by that new customer.

Commissions

We have historically paid the following commissions on the sale of our food/products/commodities for the referrals of new food products and new customers:

New Food Products

(iii)	2% on the sales of the relevant food product after it was referred by a customer and qualified for sale on our Website to the referring customer;
(iv)	3% on the sales of the relevant food product to the local service center for assessing the food product

New Customers

(iii)	2% on all orders placed by a new customer to the referring customer;
(iv)	10% on all orders placed by a new customer to the relevant local service under which the new customer is under the “jurisdiction” of.

Beginning August 2019, we began to negotiate and execute a new commission structure in stages, which is now fully implemented as of January 1, 2020:

There are no more commissions paid for the referrals of new food products.

Customers with an accumulated spending of over RMB 999 (approximately, $144) will be designated “Premium Customers”. A referring Premium Customer will be paid an 8% commission of all purchases made by its referee customer. However, only for the first purchase this referee customer makes, the referring Premium Customer will be paid a 30% commission on the referee customer’s first purchase, capped at RMB300 (approximately, $43). In the event the referee customer subsequently qualifies as a “Premium Customer”, the referrer’s commission is reduced from 8% to 2% of the referee customer’s purchases.

A referrer who is not a Premium Customer will not be paid any commissions for referring new customers.

The local service center will now be paid a 3% on all purchases made by customers within its jurisdiction.

Local Service Centers

We have established cooperation relationships with over 104 local service centers nationwide across 17 provinces in China, including Shanxi, Xinjiang, Gansu, Henan, Hebei, Sichuan, Hunan, Guangdong and Guangxi and we have signed a Cooperation Agreement on Operating Service Centers with each of them. The role of local service centers is integral in our business as they serve as a bridge between us, our suppliers and our customers. We have also established strategic partnerships with approximately 55 rural cooperatives across the country.

Local service centers are established throughout China based on the needs of China’s regional economies, population distribution, consumption habits and capacity and other conditions. They are formed and owned by private individuals who have become familiar with and interested in our products and mission statement. These individuals typically get to know us through our advertisements, conferences and promotional activities and reach out to us to express an interest in setting up a local service center to assist our business operations.

After a period of negotiation, we typically enter into an exclusive cooperation agreement with these local service centers and the initial period of cooperation is usually for two years, renewable for subsequent terms if the parties so desire within 30 days of the applicable expiration date. Our responsibilities would include providing the necessary training to the local service centers on product knowledge and marketing, after sales services and customer consultations. We would determine the scope of publicity within the geographic area of the local service centers.

Either party may terminate the agreement with one month’s notice. Additionally, we may terminate the agreement if:

●	the local service center has no business with us for two months;
●	the local service center is not able to meet its budget for three consecutive months; or
●	the local service center breaches the agreement

Apart from assisting us with conducting due diligence on a prospective supplier, these local service centers also actively promote our products within their community using our promotional materials while maintaining our corporate image and level of service. There are no offline sales between local service centers and customers. Rather, all prospective customers are directed to register and place their orders on our Website.

Each local service center is staffed with at least three personnel: a business leader, a financial officer and a community owner. Depending on the needs of the local service center, each position may be staffed by more than one individual and each local service center may set up off-shoot service centers under its purview to manage its workload.

During negotiations with a prospective supplier, the local service center will supply our commodities department with pertinent information such as information on all products originating from the place where the supplier is located, consumer demand, local pricing information, market potential assessment and competition from similar products. It will also assist us in information verification within its jurisdiction. The local service centers are however not authorized to enter into any agreements or negotiate on our behalf as such negotiations are undertaken by us directly with the prospective supplier.

Quality Control Team

As we do not produce any of our food products, one of the ways we safeguard the quality and safety of our food products is through our quality control team, which presently comprises thirteen (13) experienced food experts who are familiar with national food standards and accreditation. This team used to travel regularly throughout China to visit our food suppliers to conduct onsite due diligence studies on the farms and factories where the food products are grown, manufactured and packaged.

Of the 13 members of our quality control team, 7 hold bachelor’s degrees, 6 hold associate diploma degrees and one holds a professional accreditation in quality control. Their work experience ranges from 2-8 years in the food-related industries. We have divided our products into 7 broad categories, namely, grains and oil, meat and eggs, beverages, dried seafood, fruits and vegetables, groceries, and other foods, and each member is in charge of inspecting one category. Each team member is able to inspect 60-70 products annually. Products that are already being sold on the Website are inspected once a year.

Since the advent of the COVID-19 pandemic, our quality control team has not been conducting on-site inspections. We rely on our suppliers to provide proof of government licensure including the relevant quality inspection reports, to prove that they meet national or industry quality standards. We strictly review their qualification documents to ensure that their compliance is legal and meets the various quality indicators claimed by their food label. Each supplier must also mail samples consistent with the products that are applied for sale, and are subject to physical examination by our quality control team before they can be approved for sale.

Finally, we require all suppliers to provide their qualifications, including but not limited to business licenses, food production licenses, food business licenses, organic food licenses, Green Food licenses, ICH food Products licenses etc. We will verify these licenses at the relevant PRC government websites (e.g. National Certification and Accreditation Supervision Committee and the State Administration of Industry and Commerce) and be assured that they meet the applicable national standards and accreditation.

In order to complement the heavy workload of our internal quality control team, we have also hired a third-party food inspection agency to conduct random sampling tests on our food products and assist in the quality inspection and supervision function.

We have resumed onsite inspections in January 2021 but only for custom pre-sales of food products/commodities such as crops by certain loyal customers. An example of such crops is the well-regarded volcanic rock rice from Jilin Province. The inspection usually occurs during or close to harvest time for crops. It will comprise an 11-point checklist: qualifications, quality, production, warehousing, protection and safeguards, storage and exit process and supervision, anti-theft measures, processing systems, tracking, after-sales services and epidemic prevention and control measures. While some of these items such as qualifications verifications and sampling may have been done off-site in advance, our onsite inspections will focus on commodity output and supplier operations. In that regard, we would visit and inspect the supplier’s business premises, planting fields, storage facilities, processing facilities, transportation facilities, and epidemic control and prevention processes. This checklist will not materially differ whether our inspection is conducted during a pandemic or not save that we will not be conducting epidemic control and prevention processes inspection when the pandemic is officially over.

If the supplier passes our 11-point checklist, then the contract will proceed in due course and be fulfilled. If some items are not met, we will notify the supplier to rectify these items and the contract will be allowed to be fulfilled when these rectifications are made. Finally, if the supplier materially fails our inspection despite an opportunity to rectify the defects, compensation damages will be made in accordance with the contract and/or in extreme cases, the entire contract may be even deferred for a year.

Restaurants

As of the date of this annual report, we have sub-leased 5,812 square feet (539.98 m2) at Rooms C106, C107, C108, C109, C110, C111, C112 on Hangcheng Street, Hourui No.2 Industrial District, Zhichuang Juzhen Industrial Park, Bao’an District, Shenzhen and soft-launched our first restaurant there. We also plan to automate our restaurant to offer a unique dining experience and provide a grocery section for onsite purchases of our food products.

This restaurant offers us the opportunity for management system testing, dish product research and personnel training. Additionally, we are constantly assessing the effectiveness of various marketing promotions and initiatives.

If this restaurant model proves to be successful, we plan to identify and work with franchisees to open more restaurants throughout China. The name of our current restaurant is “Wunong Food Hall” and we plan to use the same name for all our franchise restaurants. Our expansion to these franchisees would be premised on our ability to export a safe food supply chain (all the ingredients for the dishes will be sourced from us), construct a robust catering management system and implement an effective marketing campaign to optimize community education and market penetration.

Each franchised restaurant will be owned and operated independently whilst maintaining our corporate image and name, “Wunong Food Hall”.

Eventually, not only will these restaurants boost sales of our food products as we shall be the sole supplier of their ingredients, they will also function as offline grocery stores selling our food products. We may outsource some managerial oversight to the local service centers in the same locality as the restaurants according to their needs. The restaurants will also add another source of revenue in terms of franchise fees and restaurant-related revenue such as fee-based management training, dish development, community marketing activities etc.

We plan to roll out about 120 restaurants in 2021 and 120 in 2022.

Due to the impact of COVID-19 pandemic, we did not open any new franchise restaurants in the first half of 2020. The PRC reopened and resumed business in April 2020 and we have been actively deploying our restaurant expansion and franchising plans beginning the third quarter of 2020.

Presently, we are expanding our restaurants based on the coverage of local service centers.

As of December 31, 2020, we have launched our first restaurant in Shenzhen and 49 other cooperative restaurants. Of the 49 restaurants, 40 franchise contracts have been signed while the remaining 9 are pending execution due to a myriad of reasons including changes in business addresses, renovations, etc.

We have only collected franchise fees from 24 restaurants as the remaining 25 restaurants have been unable to return to normal operations because of the COVID-19 pandemic, we have decided to defer such fees till such restaurants become fully-operational. We anticipate these restaurants returning to normal operations before June 30, 2021.

Despite these setbacks, our overall plan and targets remain unchanged. Our previous restaurant model (which is subject to further refinement) allowed a customer to rent our restaurant facilities, cook and serve food utilizing the food products purchased from us. However, we have refined our restaurant model into a “community experience store” model to include better product experience, customer service, product/brand display and promotions. This will, we hope, lay the foundation of an offline supply chain system in the future.

We plan to roll-out our expansion plans based on the “local service center-centric” model. We expect to replicate this model in Huizhou and Zhuhai with executed franchise agreements in October. Each aspect of operations will be replicated – from food supply chain, marketing and management logistics with the exception that management will be coordinated from the relevant local service center level instead of the Company’s Shenzhen headquarters. Each local service center will function autonomously but in accordance with the franchise model. Each restaurant is also integrated with the others within the same group. Management of the Company will, however, form the backbone and provide back room support, such as problem-solving to the local service center and its restaurants. For example, our existing suppliers will provide the food supplies to these new restaurants. Marketing will follow that used by the Company but localized to the various districts.

China has already eased lockdown measures and re-opened “green channel measures” for the logistics and transportation of the food to ensure the effective supply of food to our restaurants. The only challenges we foresee, if any, would be in managing the local service centers and ensuring their and their restaurants’ compliance with the franchise model, both from an operational aspect and in the quality of restaurants’ services and offerings.

We, through our first-launched restaurant, had already adopted an online smart ordering system (via our app in smart phones), an automated waiter system and kitchen facilities. All these comprise our catering management system which we shall roll-out to our franchisees. Our suppliers of food products for Website are also the same suppliers of food for these restaurants, thus ensuring a safe and robust food supply chain. Finally, all the planned franchise restaurants are situated adjacent to local service centers. As such, our marketing campaign centers around marketing at the local service centers and online.

Our franchising fee structure will comprise only a one-off franchising fee of RMB10,000 (approximately $1,493).

Our “Franchise Cooperation Contract” is valid for one year, renewable for successive one year terms 6 months ahead of its expiration if the franchisee submits an application to renew.

Each franchisee may have one or more restaurants in operation. Each restaurant’s appearance must comply with the Company’s standards. All food supplies are to be sourced through the Company and from our suppliers. The franchisee’s management system, food supply chain, production standards, etc. are subject to our periodic review and verification and integrated into ours. In return, we will provide the franchisee with access to our management systems, suppliers, membership management training and other services. Each franchisee has agreed to purchase at least RMB 150,000 (approximately, $22,000) in food products from us per quarter. If such purchase threshold is not met for two consecutive quarters, the relevant franchise agreement may be terminated and any fees paid are non-refundable. We do not provide any financing arrangements or referrals to our franchisees.

Our “Franchise Cooperation Contract” may be terminated under the following circumstances:

(a)	If both parties cannot reach an agreement on the renewal of the contract, the contract will be terminated on its expiration after one year; and
(b)	If a force majeure event occurs and the parties agree on its termination because the contract cannot be performed.

We will continually evaluate each franchisee’s performance during the contract period. We will have the right to unilaterally terminate the contract if:

(a)	the franchisee purchases less than RMB150,000 of food from us for two consecutive quarters,
(b)	the franchisee materially breaches the terms of the contract and does not rectify such breaches within the time allotted;
(c)	the franchisee engages in illegal activities or in serious breach of the terms of the contract, resulting in loss or damages to us.

Finally, both parties may also agree to terminate the contact.

Our restaurant model is a newly-launched business initiative with a very short operating history. It is not a mature business segment and our business model may be adjusted from time to time in response to market demands. Our management has not had much experience in the restaurant franchise business. Additionally, we believe that our restaurant business is subject to the following risks and uncertainties, which may affect our roll-out plans:

●	The construction of a catering management system may require more time and investment for optimization and update;
●	We will be reliant on a third-payment payment services and any disruption in those services will affect our revenue;
●	Our ability to attract franchisee investors is subject to the Chinese government’s fiscal and tax policies in the food service, catering and restaurant industries.
●	As each franchised restaurant will be independently owned and operated, the quality of service and products may vary and this may affect our image and operations.

As a further extension of our original restaurant model, we plan to form cooperative alliances with other independently-owned and operated restaurants to promote our products in-house and attract customers to our Website.

Seasonality

We experience seasonality in our business, reflecting seasonal fluctuations in food production during different times of the year. For example, we generally experience fewer transactions on our Website during national holidays in China such as the Chinese New Year which usually occurs during the first quarter of each year. Food suppliers usually have limited food inventory between the winter and spring, and more during summer and autumn, and this directly translates to fluctuations in the prices of the food products.

Cybersecurity

Various laws and regulations, such as the Cyber Security Law of the PRC, govern the collection, use, retention, sharing, and security of the personal data we receive from and about our users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users with data collected through the internet, and we expect such scrutiny to continue to increase. We have adopted policies, procedures and guidelines to comply with these laws and regulations and protect the personal privacy of our customers and the security of their data. Our board of directors has general oversight power over cybersecurity issues and delegates the daily supervision responsibility to our chief executive officer, Mr. Xiaogang Qin. The head of our IT department directly reports cybersecurity status to Mr. Qin, and in case of a cybersecurity incident, Mr. Qin will report the incident to our board of directors to take appropriate and timely measures in response to the incident. See “Item 3. Key Information - D. Risk Factors—Risks Relating to Our Business and Industry—Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.”

Description of Property

Intellectual Property

The PRC has domestic laws for the protection of rights in copyrights, trademarks and trade secrets. The PRC is also a signatory to all of the world’s major intellectual property conventions, including:

●	Convention establishing the World Intellectual Property Organization (June 3, 1980);

●	Paris Convention for the Protection of Industrial Property (March 19, 1985);

●	Patent Cooperation Treaty (January 1, 1994); and

●	Agreement on Trade-Related Aspects of Intellectual Property Rights (November 11, 2001).

The PRC Trademark Law, adopted in 1982 and revised in 2013, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce of the PRC, handles trademark registrations and grants trademark registrations for a term of ten years.

Our business is dependent on a combination of trademarks, copyrights, domain names, trade names, trade secrets and other proprietary rights, in order to protect our intellectual property rights. As of the date of this annual report, we have 63 registered trademarks in different categories and 29 registered computer software copyrights in the People’s Republic of China.

Trademarks

Trademark	Registration Number	Date	Classes**
	22377947	February 7, 2018	9
	22378573	February 7, 2018	33
	22378615	February 7, 2018	35
	22378926	February 7, 2018	36

22378982	February 7, 2018	41
22379208	February 7, 2018	42
38082135	December 28, 2019	3
38066556	December 28, 2019	16
38083372	December 28, 2019	21
38066558	December 28, 2019	45
38071707	December 28, 2019	33
38076972	December 28, 2019	41
38069264	December 28, 2019	29
38082143	December 28, 2019	24
38100052	December 28, 2019	21
38108508	December 28, 2019	45
38100056	December 28, 2019	39
38095790	December 28, 2019	41
38095795	December 28, 2019	29
38087302	December 28, 2019	20
38105330	December 28, 2019	16
38108512	December 28, 2019	24
38100047	December 28, 2019	30
38083378	January 7, 2020	43
38085265	January 7, 2020	39
38083366	January 7, 2020	38
39539112	March 14, 2020	36
39519229	February 28, 2020	38

39527140	March 14, 2020	41
39528541	March 14, 2020	35
39519230	February 28, 2020	9
39539116	April 21, 2020	42
39528510	March 14, 2020	38
39525718	February 28, 2020	42
39543180	February 28, 2020	9
39523173	February 28, 2020	43
39533247	February 28, 2020	36
39528511	February 28, 2020	41
39533246	February 28, 2020	35
39543168	February 28, 2020	43
39521725	February 28, 2020	35
38108505	March 7, 2020年	42
38117208	January 7, 2020	20
38103755	January 7, 2020	35
38095791	January 14, 2020	43
38098780	February 7, 2020	3
38095793	January 14, 2020	38
38105325	January 7, 2020	31
38103752	January 7, 2020	33
38118406	April 14, 2020	32
41091221	June 14, 2020	30
41091154	June 21, 2020	29

40258409	May 28, 2020	40
40245204	May 28, 2020	30
40237843	March 28, 2020	33
40237845	May 28, 2020	29
40253004	April 7, 2020	39
40245203	April 7, 2020	34
40982791	May 7, 2020	41
40971171	April 28, 2020	9
40986464	May 7, 2020	38
40982790	May 7, 2020	35
40995740	May 7, 2020	16

** Classes

Class 3

Bleaching preparations and other substances for laundry use; cleaning, polishing, scouring and abrasive preparations; soaps; perfumery, essential oils, cosmetics, hair lotions; dentifrices.

Class 9

Scientific, nautical, surveying, photographic, cinematographic, optical, weighing, measuring, signaling, checking (supervision), life-saving and teaching apparatus and instruments; apparatus and instruments for conducting, switching, transforming, accumulating, regulating or controlling electricity; apparatus for recording, transmission or reproduction of sound or images; magnetic data carriers, recording discs; compact discs, DVDs and other digital recording media; mechanisms for coin-operated apparatus; cash registers, calculating machines, data processing equipment, computers; computer software; fire-extinguishing apparatus.

Class 16

Paper, cardboard and goods made from these materials, not included in other classes; printed matter; bookbinding material; photographs; stationery; adhesives for stationery or household purposes; artists’ materials; paint brushes; typewriters and office requisites (except furniture); instructional and teaching material (except apparatus); plastic materials for packaging (not included in other classes); playing cards; printers’ type; printing blocks.

Class 20

Furniture, mirrors, picture frames; goods (not included in other classes) of wood, cork, reed, cane, wicker, horn, bone, ivory, whalebone, shell, amber, mother-of-pearl, meerschaum and substitutes for all these materials, or of plastics.

Class 21

Household or kitchen utensils and containers (not of precious metal or coated therewith); combs and sponges; brushes (except paint brushes); brush-making materials; articles for cleaning purposes; steel wool; un-worked or semi-worked glass (except glass used in building); glassware, porcelain and earthenware not included in other classes.

Class 24

Textiles and textile goods, not included in other classes; bed and table covers.

Class 25

Clothing, footwear, headgear.

Class 29

Meat, fish, poultry and game; meat extracts; preserved, dried and cooked fruits and vegetables; jellies, jams, fruit sauces; eggs, milk and milk products; edible oils and fats.

Class 30

Coffee, tea, cocoa, sugar, rice, tapioca, sago, artificial coffee; flour and preparations made from cereals, bread, pastry and confectionery, ices; honey, treacle; yeast, baking-powder; salt, mustard; vinegar, sauces (condiments); spices; ice.

Class 31

Agricultural, horticultural and forestry products and grains not included in other classes; living animals; fresh fruits and vegetables; seeds, natural plants and flowers; foodstuffs for animals, malt.

Class 32

Beers; mineral and aerated waters and other nonalcoholic drinks; fruit drinks and fruit juices; syrups and other preparations for making beverages.

Class 33

Alcoholic beverages (except beers).

Class 35

Advertising; business management; business administration; office functions.

Class 36

Instalment loans; capital investment; financial loans; financial evaluation (insurance, banking, real estate); financial service; financial management; mortgage loan; financial analysis; financial consultation; fund investment.

Class 38

Telecommunications.

Class 39

Transport; packaging and storage of goods; travel arrangement.

Class 41

Education; providing of training; entertainment; sporting and cultural activities.

Class 42

Scientific and technological services and research and design relating thereto; industrial analysis and research services; design and development of computer hardware and software; computer programming; installation, maintenance and repair of computer software; computer consultancy services; design, drawing and commissioned writing for the compilation of web sites; creating, maintaining and hosting the web sites of others; design services.

Class 43

Services for providing food and drink; temporary accommodations.

Class 45

Personal and social services rendered by others to meet the needs of individuals; security services for the protection of property and individuals.

Software Copyright

We currently have 29 registered computer software copyrights in the PRC. Set forth below is a detailed description of these copyrights.

Country	Name of Work	Date of First Publication and Date of Registration	Registration Number	Type
Mainland China	Wunong Platform Quotation System V1.0	June 24, 2017 August 15, 2018	2018SR649627	Computer Software

Mainland China	Wunong Sales Management System V1.0	June 22, 2018 August 15, 2018	2018SR651515	Computer Software

Mainland China	Wunong Technology Yunji Procurement System V1.0	June 24, 2017 August 15, 2018	2018SR649646	Computer Software

Mainland China	Wunong Platform Product Examination Standard System V1.0	June 22, 2018 August 15, 2018	2018SR650544	Computer Software

Mainland China	Wunong E-Commerce Platform V1.0	June 24, 2017 August 15, 2018	2018SR649636	Computer Software

Mainland China	Wunong Platform Voice Call System V1.0	November 21, 2016 August 15, 2018	2018SR649600	Computer Software

Mainland China	Wunong Platform Inquiry System V1.0	November 21, 2016 August 15, 2018	2018SR649620	Computer Software

Mainland China	Wunong Platform Online Live Chat System V1.0	November 21, 2016 August 15, 2018	2018SR649621	Computer Software

Mainland China	Wunong Platform Online Live Broadcasting System V1.0	June 22, 2018 August 15, 2018	2018SR650643	Computer Software

Country	Name of Work	Date of First Publication and Date of Registration	Registration Number	Type
Mainland China	Wunong Retrospective Product System V1.0	June 22, 2018 August 15, 2018	2018SR650533	Computer Software

Mainland China	Wunong Platform Group Booking System V1.0	October 28, 2018 January 11, 2019	2019SR0037847	Computer Software

Mainland China	Wunong Platform Large Group Booking System V1.0	November 5, 2018 January 11, 2019	2019SR0037840	Computer Software

Mainland China	Wunong Platform Product Auditing System V1.0	October 9, 2018 January 11, 2019	2019SR0038276	Computer Software

Mainland China	Wunong Platform Merchants-Settled System V1.0	June 8, 2018 January 11, 2019	2019SR0038292	Computer Software

Mainland China	Wunong Platform Product Marketing System V1.0	September 25, 2018 January 11, 2019	2019SR0038285	Computer Software

Mainland China	Integrated Management System Of E-commerce Platform For Small Program V1.0	August 6,2019 December 2,2019	2019SR1261451	Computer Software

Mainland China	Warehouse Management System Based On Network Cloud V1.0	May 8,2019 December 2,2019	2019SR1261227	Computer Software

Mainland China	Merchant Automatic Order Settlement Management System Based On C2F V1.0	October 30,2019 December 2,2019	2019SR1261201	Computer Software

Mainland China	Multi Order Digital Interactive Cloud Warehouse Order Distribution System V1.0	March 4,2019 December 2,2019	2019SR1261219	Computer Software

Mainland China	Wunong Net Shopping Mall System V1.0	Unpublished November 22,2019	2019SR1189533	Computer Software

Mainland China	Cloud Store Operation Management System Based On Digital Community V1.0	November 15,2018 December 2,2019	2019SR1261210	Computer Software

Mainland China	Wunong Net Data Management System V1.0	December 21,2020 February 24,2021	2021SR0292190	Computer Software

Mainland China	Wunong Net Online Work Order System V1.0	December 13,2020 February 24,2021	2021SR0292191	Computer Software

Mainland China	Wunong Net Visitor Management System V1.0	November 26,2020 February 24,2021	2021SR0292062	Computer Software

Mainland China	Wunong Net Inventory Management System V1.0	December 2,2020 February 24,2021	2021SR0292099	Computer Software

Country	Name of Work	Date of First Publication and Date of Registration	Registration Number	Type
Mainland China	Wunong Net Big Data Recommendation System V1.0	April 15,2020 February 25,2021	2021SR0301292	Computer Software

Mainland China	Wunong Net Mall Seckill Software V1.0	August 12,2020 February 25,2021	2021SR0301568	Computer Software

Mainland China	Wunong Net Investment Management System V1.0	June 18,2020 February 25,2021	2021SR0301583	Computer Software

Mainland China	Wunong Net Document Management System V1.0	November 9,2020 February 26,2021	2021SR0306783	Computer Software

Competitive Strengths

We believe that the following strengths have contributed to our success and are differentiating factors that set us apart from our peers.

● Innovative platform focusing on providing verified “clean” food products. An Agriculture and Agri-Food Canada report cited China is the largest e-commerce market in the world with retail sales amounting to US$366.1 billion in 2016 and a compound annual growth rate of 51.2% from 2012 to 2016. It reported that although the e-grocery sector in China was significantly smaller in comparison to other e-commerce sectors such as apparel and footwear, it had seen significant growth with a compound annual growth rate of 53% from 2012 to 2016. As a result, China was also the largest e-grocery market in the world worth US$23.9 billion in 2016. (Source: http://www.agr.gc.ca/eng/industry-markets-and-trade/international-agri-food-market-intelligence/reports/e-grocery-market-in-china/?id=1504037238257). We believe that our focus on providing our customers with one-stop access to licensed food producers by selling Green Food, Organic Food, ICH Products, Agri GI Products and Pollution-free Products (genetically modified products excepted) merges the potential of this multi-billion dollar industry with growing consumer e-shopping preference for “clean” food products. With our Website, we are able to span across geographic regions and connect with buyers and suppliers from different regions.

● Nation-wide sales network. We have established a strong client base and our food suppliers are directly working with their distributors to ship food products to our customers throughout China. As of December 31, 2020, we had over 660,000 registered users on our online sales platform, of which approximately 105,561 of them are monthly active users. We also have established cooperation relationships with 104 local service centers located in 17 provinces in China working with us, including Shanxi, Xinjiang, Gansu, Henan, Hebei, Sichuan, Hunan, Guangdong and Guangxi, and we have established strategic cooperation relationships with approximately 55 rural cooperatives across China.

● Experienced and committed management team. We have an experienced management team, where most of our members have more than 10 years of experience in marketing and/or management. The management team’s experience has provided them with the skills and expertise that are essential in approaching and selecting licensed food product suppliers, and dealing with our local service centers, food search agents and customers. In addition, we also have an experienced food examination team specialized in testing the quality of the food, assuring our customers that the food offered by us is clean, healthy and high quality.

● Cross- fertilization of business segments. With access to quality food products, we are able to expand our offering to our restaurant business, which we plan to roll out through franchisees throughout China. Not only will customers be able to pre-order our products to cook at our restaurants, they will also be able to purchase food products at the grocery section of each restaurant.

● Pre-ordering service. We provide our customers with a pre-ordering service to pre-order food products specially grown and cultivated for them. Pre-ordering has grown in popularity recently as it connects our customers with suppliers who grow authentic and fresh food products for them. In addition, pre-ordering reflects the market demand of a more discerning and affluent customer and avoids blind production of food products. We believe the safety and quality of pre-ordered food products and the predictability of delivery of these products are particularly attractive to our customers. Our customers are able to participate in the cultivation of the food products by actively overseeing the growth stages via real-time cameras installed by the suppliers.

● Extensive Supply chain support. As of December 31, 2020, we have 22 suppliers occupying over 20,540 acres (equivalent to 124,680 mu; 1 acre = 6.07mu) of production sites to provide over 400 types food products for sale on our Website. The portfolio of food products sold on our Website is diversified and our access to extensive inventory is supported by a reliable network of suppliers.

Our Growth Strategies

The key elements of our strategy to grow our business are to:

● Optimize our pre-ordering service. Our pre-ordering service allows our customers to actively participate in food products specially grown and customized for them. We plan to expand this service to livestock.

● Enhanced cooperation with suppliers. We have a network of over 124 food suppliers and plan to explore more avenues of cooperation with them. Apart from purchasing more products from these suppliers, we will explore other non-traditional ways of cooperation. For example, some of our food suppliers have expressed interest in becoming franchisees of our restaurant.

● Cultivating our “Wunong 108” brand name. In order to distinguish ourselves, we plan to launch 108 premium products under our own “Wunong 108” brand name co-branded with the suppliers’ brand names. These products will not only be specially selected and curated by us based on customer data and feedback and be exclusive to our Website, they will also be competitively priced and superior in quality. We will supervise the production of the food products and participate in the design of their packaging and delivery. We plan to launch the “Wunong 108” products in a campaign with a compelling concept and pitch.

● Building a grassroots e-commerce distribution system. We plan to work with our local service centers to recruit, train and install more store managers to promote our Website and products at these service centers.

● Enhance our ability to attract, incentivize and retain talented professionals. We believe our success greatly depends on our ability to attract, incentivize and retain talented professionals. With a view to maintaining and improving our competitive advantage in the market, we plan to implement a series of initiatives to attract additional and retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multi-level performance review mechanism.

● Expand our customer base through online and offline marketing activities. We have launched a sales platform on one of the most popular Chinese messaging applications, WeChat, through which our customers can shop for our food products on their phones as well as learn about our latest promotions. Our customers can easily recommend us to their friends and families by sharing us on WeChat. In addition, we held eight agricultural products expos throughout the major provinces in China, including Sichuan, Shanxi, Henan and Shandong. Thousands of people have participated in our expos, including central and local government officials, and learned about the Company and the food products offered by us. We shall continue our marketing activities to expand our profile.

● Developing our customers into food-search agents. We believe that a key element to our success will be to continue identifying and building commercial relationships with reliable suppliers of high-quality food products. China’s licensed food producers are highly fragmented and therefore we need to have a broad food-search agent base to assist us in sourcing high quality food products for sale on our Website. We offer our online platform users opportunities to become a food-search agent with us. By signing an agent agreement with us, customers who successfully recommend us food products that pass our standards will receive a 2% commission of the sale price of such products. As of December 31, 2020, we have successfully cultivated approximately 191,678 nationwide food-search agents from our online platform users, among whom approximately 75,327 are active monthly. Approximately 10% products on our platform were recommended by our food-search agents and we shall continue to expand on this base.

Social Media

We believe that social media will be the engine that fuels our next stage of growth. The increase in sales of our food products is directly related to the increase in new customers and consequently, product consumption. We believe that new customers are often swayed by social media messages of the benefits of consuming our food products and the ease of obtaining these products by ordering them from our Website. As such we have made a concerted effort to utilize social media to increase awareness of our Company and its offerings.

For example, we participated in the following promotional activities in 2020 and used social media to promote them.

Promotions	Sales
March Sales	RMB6,280,000 (approximately, $958,998)
April Sales	RMB5,060,000 (approximately, $772,696)
May Sales/Mother’s Day Sales	RMB1,080,000 (approximately, $164,950)
June/Children’s Say/Father’s Day Sales	RMB2,320,000 (approximately, $354,339)
August Army Day Promotion	RMB9,190,000 (approximately, $1,403,459)
September “Lucky Deer” Giveaway	RMB24,130,000 (approximately, $3,684,932)
October “Subscription Bonus Share” Promotion	RMB11,970,000 (approximately, $1,827,940)
November Double Eleven Promotion	RMB9,380,000 (approximately, $1,432,421)
December “Subscription Bonus Share” Promotion	RMB23,130,000 (approximately, $3,532,219)

We use information technology to track operations-related data indicators, including but not limited to daily, weekly and monthly sales, new registered users, new user orders and amounts, number of active users and their orders, single product sales amounts and sales performance rankings, etc. Such information is however discrete and localized and not used to assess our performance as a whole.

Acquisition Strategy

The scope of our growth strategy could be greatly enhanced through the acquisitions of other businesses to build an integrated group and consequently, improving our supply chain. We will focus on quality enterprises both upstream and downstream in the chain of supply but will prioritize upstream suppliers so that we are assured of dependable quality supplies. Presently, we have targeted three potential targets for acquisition are in active negotiation with the existing suppliers of Huoshanyan Rice, Yangxian Black Rice and Jinhuakui Noodle. We have however not entered into any Memorandum Of Understandings, Letters Of Intents or agreements regarding these potential acquisitions yet and intend to acquire these targets by issuing shares. Accordingly, we do not anticipate utilizing any proceedings from the Offering for the acquisitions. We have not identified any downstream acquisitions yet but our profile of a downstream acquisition target would be one engaged in agricultural product sales with a large customer base. An acquisition of such a target would greatly boost the number of users of our Website.

Competition

According to an Agriculture and Agri-Food Canada report, total e-commerce in China continues to register significant growth with a compound annual growth rate of 51.2% from 2012 to 2016. However, the rate at which e-commerce sales were growing was slowing down due to the rise in the numbers of players. China was also the largest e-grocery market in the world worth $23.9 billion in 2016 but continued to account for only a small portion (6.5% share) of total e-commerce sales in China (Source: http://www.agr.gc.ca/eng/industry-markets-and-trade/international-agri-food-market-intelligence/reports/e-grocery-market-in-china/?id=1504037238257).

The article opined that the trend to grow China’s e-commerce, particularly China’s e-grocery market, was driving retailers to develop a new marketing strategy which integrated the following aspects: online sites, social media campaigns, brick and mortar stores, physical distribution and logistics infrastructures in order to provide customers with the best service and most enjoyable shopping experience. It reported that Alibaba, Jingdong, Suning, and Vipshop were the top four e-grocery retailers in China, with combined total retail sales of US$254.8 billion in 2016 (Source: http://www.agr.gc.ca/eng/industry-markets-and-trade/international-agri-food-market-intelligence/reports/e-grocery-market-in-china/?id=1504037238257). These retailers were putting more effort into developing mobile apps, focusing on online grocery, engaging with consumers through social media platforms, and improving fulfilment logistics infrastructure.

Apart from these home-grown e-retailers, we foresee competition from international companies that sell their products through cross-border marketplaces such as Tmall Global and JD.com Worldwide. These types of cross-border marketplaces allow international companies without Chinese business licenses to sell their products more easily and conveniently in China’s market. The cross-border online malls are a lower risk approach to entering the market, as they require relatively little investment from the foreign company (Canadian Trade Commissioner Services, 2016).

We believe the following companies may be our competitors:

●	Miss Fresh, founded in 2014, is a mobile e-commerce startup in China that delivers fresh produce in 20 cities in China. Miss Fresh is operating an online-only B2C (Business-to-Consumer) business model. Users can place an order through the Miss Fresh app and the goods will be delivered within one hour. Instead of focusing on brick-and-mortars supermarkets, it has more than 1,500 warehouse locations chosen via big-data selection, saving on labor and operating costs. After its last round of fundraising, Miss Fresh claimed that they were planning to build 10,000 front-warehouses in 100 cities, reaching more than 100 million families. (Source: https://equalocean.com/retail/20190618-will-miss-fresh-be-freshen-up-with-a-new-round-of-fundraising).

●	Yimutian, founded in 2011, is an operator of an online agricultural products trading platform with B2B (Business-Business) business mode. Yimutian’s platform allows small businesses and individuals to trade agricultural products such as crops, livestock, agricultural supplies and etc., on its online trading system. It also provides data analysis services to present information and trends in the agricultural world, allowing users to make educated decisions. (Source: https://pitchbook.com/profiles/company/280744-48).

●	Meicai, founded in 2014, is a developer of an online fresh food aggregator platform designed to connect farmers and restaurants. Its platform cuts out the middlemen by allowing customers including businesses and restaurants to order directly from the farms, enabling framers to sell vegetables directly to restaurants easily. (Source: https://pitchbook.com/profiles/company/119360-26 (Source: https://www.bloomberg.com/news/articles/2019-07-10/tencent-backed-meicai-is-said-to-seek-at-least-500-million).

●	Cnhnb.com is a B2B e-commerce platform jointly launched by the Ministry of Agriculture, Chinese Academy of Sciences, and Hunan Huinong Technology Co. Ltd. This online platform is designed to serve rural users and widen sales channels for agricultural products by covering six agricultural categories, including fruit and vegetable cultivation, aquaculture, garden horticulture, non-staple food specialty and agricultural material supply. Cnhnb.com launched two apps - “Dianjiaqin” and “Huinongbao”. The “Dianjiaqin” app has a buyer edition, which is designed to provide services such as easy-to-use mobile shopping, daily information and community-based social services, and a seller edition, which is designed to provide services such as a mobile phone store, consumer attractions, network marketing, member management and marketing support. “Huinongbao” app is designed to benefit farmers across the country by allowing them to view industry news, market dynamics and transaction progress at any time whenever they want. (Source: Internet + and Electronic Business in China by Qiongwei Ye and Baojun Ma).

Emerging Growth Company Status

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act enacted on April 5, 2012 (the “JOBS Act”). For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” and “say-when-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. Under the JOBS Act, we will remain an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;
●	the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock;
●	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or
●	the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934 (the “Exchange Act”) (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months; the value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter).

The JOBS Act also provides that an emerging growth company may utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

INDUSTRY

Background to the Food Retail Industry in China and Our Food Products

The food retail market in China is highly fragmented both online and offline and will be the next frontier for e-commerce in China, according to a report released by Bloomberg Intelligence. The report named “China leads push into smart retail” discussed smart retail development in China and identified areas of focus in the industry.

As of the New China report on December 1, 2018, the online market share in the food retail category was less than 5%, and China’s leading internet platforms were focusing on it with strategic investments in the country’s largest grocery chains and planned to integrate online and offline shopping. (Source: http://www.xinhuanet.com/english/2018-12/01/c_137643102.htm). It started in March 2015 when Alibaba launched its Hema Fresh concept. The store offered freshly cooked food from produce it sold and integrated the online and offline experience through a mobile app that accepted payment and introduced products. Hema Fresh also doubled as a warehouse, providing 30-minute grocery deliveries for those living within 3 kilometers of a store. Hema Fresh had more than 100 stores in 19 cities of China. It offered fresh products from more than 100 countries and regions. More than 40 percent of its products were from overseas. Online orders accounted for more than 60 percent of total store sales for stores in operation for 18 months or longer. Analysts saw Hema Fresh as the best example of Chinese companies’ efforts to push forward smart retail initiatives, which are making Chinese consumers more demanding and sophisticated. Many Chinese companies followed suit. The technology developed for Hema Fresh had already been adopted by more than 30 retailers in China. RT-Mart, China’s leading hypermarket chain, was implementing the technology across all its stores. JD.com, another large e-commerce platform in China, had announced plans to open 1 million franchised convenience stores within five years. It had also introduced drone delivery project to solve the last-mile delivery problem. (Source: http://www.chinadaily.com.cn/a/201901/18/WS5c416f89a3106c65c34e543c.html)

The Bloomberg Intelligence report opined that the presence of China’s internet innovators in this space will likely spur industry consolidation over the next 10 years and that grocery was a natural area of growth because there were more opportunities to grow in a relatively small market (Source: http://www.xinhuanet.com/english/2018-12/01/c_137642997.htm).

Supporting this growth, mobile-payment transactions are expected to surge to about 1,270 trillion yuan in 2027 from 120 trillion yuan last year, based on consultancy iResearch and Bloomberg Intelligence’s analysis. In cloud-computing businesses, Alibaba and Tencent were expanding quickly for support, with revenue growth about triple-digit percentages. However, both companies were still at the early stages of global expansion, according to the report.

Green Food

According to an article titled “Green Food in China” by John Paull, “Green Food” is a Chinese eco-certification scheme for food. It certifies both the production process and the outcome. Green Food is produced with a controlled and reduced use of pesticides, together with a testing regime for pesticide residues. There is a contrast between Green Food, which is a certification of both production and outcome, and organic certification, which is a certification of production process alone.

For production of Green Food, four environmental criteria, need to be met:

1. “Area should meet the highest grade of air standards in China”;

2. “Heavy metal residues are restricted in irrigation, water and soil (tests for mercury, cadmium, arsenic, lead, chrome, etc.)”;

3. “Processing water must meet the National Drinking Water Standard”;

4. “Chemical applications are restricted and regulated, and some of the most poisonous pesticides and herbicides are banned”

Certified Green Food bears the Green Food logo which is a green circular graphic of a stylized bud accompanied by “Green Food” text, below or to the right of the graphic, in Chinese, or in Chinese and English.

(Source: John Paull, The Fenner School of Environment and Society, Australian National University, “Green Food in China”)

Article 9 of the Measures for the Administration of Green Food Logos (2012) [Revised] provides that products bearing the Green Food logo must comply with the Food Safety Law of the People’s Republic of China, the Agricultural Product Quality Safety Law of the People’s Republic of China and other laws and administrative regulations, fall under the scope approved by the Trademark Bureau of the State Administration for Industry and Commerce, and must meet the following conditions:

1.	the production site environment of products or product raw materials meet the environmental quality standards for green food production sites;
2.	pesticides, fertilizers, feeds, veterinary drugs and other inputs comply with the rules on the use of green food inputs;
3.	product quality meets the quality standards for green food products; and
4.	the packaging and storage meet the standards for the packaging and storage of green food.

The China Green Food Development Center (“CGFDC”), established under the jurisdiction of the Ministry of Agriculture and Rural Affairs of the People’s Republic of China in November 1992, is a specialized agency in China, in charge of Green Food logo licensing, organic agricultural products certification, Agri GI Products registration and protection, and local pollution-free agricultural products certification. The CGFDC joined the International Federation of Organic Agriculture Movements (“IFOAM”) in 1993. It is headquartered in Beijing, where its general office and divisions of logo management, authentication, sci-tech and standards, planning and finance, and international cooperation are located. Currently, the CGFDC has set up 42 local food regulatory agencies, commissioned 38 quality inspection agencies, and 71 green food producing environmental monitoring branches. (Source: https://en.wikipedia.org/wiki/China_Green_Food_Development_Center).

Green Food covers agricultural and forestry products, livestock and poultry, aquatic products, drinks and other products. Depending on the level of processing, Green Food includes primary products, primary processed products and fine processed products. (Source: http://www.greenfood.org.cn/ywzn/lssp/cjwt/201112/t20111213_5910531.htm)

The Green Food certification originally had two levels: “AA Green Food” and “A Green Food”. The “AA Green Food” standard is a stricter standard and indicates or equals to that of organic agriculture. In June 2008, Grade AA green food was suspended officially by the China Green Food Development Center. (Source: “Why Should We Protect the Interests of “Green Food” Certified Product Growers? Evidence from Kiwifruit Production in China” by Ruifeng Liu, Zhifeng Gao, Gongan Yan and Hengyun Ma)

Organic Food

According to an article titled “Organic Food in China: The Law Behind Luse Shipin and Youji Shipin” by Riccardo Berti (GeoProgress Journal, vol. 2 n. I, 2015), Chinese organic agriculture began in the late 1980s, driven initially by environmental concerns and later by export opportunities. The sector’s growth was remarkable, reaching over million hectares within five years. The Chinese government was quick to move to regulate the organic sector through a series of rules and regulations introduced since the mid-1990s. By 2005, compulsory organic standards and supervision systems were introduced for organic certification bodies operating in China, and as a consequence all organic products, including imports, must comply with the national rules and standards.

There are various regulations and agencies in the Chinese regulatory system for organic agriculture. At the forefront is the Certification and Accreditation Administration of the People’s Republic of China (CNCA), the national administrative body overseeing all types of certification and accreditation within China. Established by the State Council of China in August 2001, CNCA’s main mandate is to unify and streamline management of standards and certifications, which were previously managed by various departments, resulting in inconsistency. The China National Accreditation Service for Conformity Assessment (CNAS), the national accreditation body, does technical conformity assessment. CNAS conducts assessment and accreditation for inspection bodies, laboratories as well as certification bodies. The China Organic Product Certification applies to the production, processing, labeling and marketing, and management system of all natural food products. It applies to the manufacturing of all-natural products and the producers are subject to annual auditing.

“National Standard of the People’s Republic of China: Organic Products” (GB/T19630-2005) was introduced in January 2005, taking effect in April. In June 2005 CNCA issued “The Rule on Implementation of Organic Products Certification”. In 2009, CNCA organized expert meetings for the revision of “China National Standard for Organic Product”, with the new version of the national standard due to be issued in late 2010. The Technical Committee of Chinese Organic Certification was founded on 14 December, 2009.

The China Organic Product Certification standard covers crops, mushrooms, wild plants, livestock and poultry, aquaculture products, beekeeping products and their unprocessed products, among others. The China Organic Product Certification system is certified by certification organizations. Inspectors of all certification and certification training bodies must be approved and registered with the China Certification & Accreditation Association (“CCAA”). The China Organic Product Certification system, previously a dual system to check compliance with the relevant criteria consisting of on-site auditing and residue testing, with two certificates (Organic Certificate; Conversion to Organic Certificate with a conversion period of 3 years) delivered by certification bodies subject to annual surveillance audits, is currently a unified system certifying the production, processing and sales of all products in compliance with the organic product certification rules regulated under the Measures for the Administration of Organic Product Certification. The organic standards, i.e. National Standard of the People’s Republic of China: Organic Products (GB/T 19630.1~19630.4-2005), are based on international norms with added emphasis on contamination by pollutants and prohibited materials and quality management systems, especially record keeping and traceability (Source: Standards Map, Market Analysis Tools, International Trade Centre and China Organic Product Certification Foundation, http:/www.ofdc.org.cn.)

Upon the promulgation and implementation of the Measures for the Administration of Organic Product Certification, starting from April 1, 2014, the Conversion to Organic Certificate was abolished mainly due to the misuse by some producers resulting in confusion to the general public. There is now only one organic label for all of China and for all categories of products:

(Source: https://www.researchgate.net/publication/319955148_Organic_Food_in_China_the_law_behind_Luse_Shipin_and_Youji_Shipin)

ICH Products

The term “intangible cultural heritage” (“ICH”) as mentioned in the Intangible Cultural Heritage Law of the PRC (promulgated on February 25, 2011) refers to various traditional cultural manifestations which are handed down by the people of all nationalities from generation to generation and regarded as part of their cultural heritage, and objects and spaces relevant to traditional cultural manifestations, including:

(i)	traditional oral literature and the language as a vehicle thereof;

(ii)	traditional fine arts, calligraphy, music, dance, drama, quyi and acrobatics;

(iii)	traditional techniques, medicine and calendar;

(iv)	traditional rituals, festivals and other folk customs;

(v)	traditional sports and entertainment; and

(vi)	other ICH.

In 2006, the Chinese State Council approved and promulgated the First List of 518 ICH products comprising 8 ICH food products made with traditional food production techniques https://baike.baidu.com/item/%E9%A5%AE%E9%A3%9F%E7%94%B3%E9%81%97. In 2008, they approved and promulgated the Second List of 510 ICH products, of which 30 pertain to traditional food and beverage preparation techniques covering a range of food products ranging from beverages to tea, preserved food, pastry, poultry, meat, liquor, pork knuckle in soy sauce, roast duck, lamb hot pot, and vegetables pickled in soy sauce.

(Source: https://baike.baidu.com/item/%E7%AC%AC%E4%BA%8C%E6%89%B9%E5%9B%BD%E5%AE%B6%E7%BA%A7%E9%9D%9E%E7%89%A9%E8%B4%A8%E6%96%87%E5%8C%96%E9%81%97%E4%BA%A7%E5%90%8D%E5%BD%95)

Agri GI Products

According to an article titled “GI Protection in China: New Measures for Administration of Geographical Indications of Agricultural Products” by Wang Xiaobing and Irina Kireeva (Journal of Intellectual Property Law & Practice, 2010, Vol, 5, No. 11), geographical indications (“GIs”) are a type of intellectual property that identifies goods as originating from a particular territory and, as a result, as possessing specific characteristics, such as quality and reputation, which are attributable or essentially due to climatic conditions or the natural or human characteristics of that territory. Although GIs are a type of IP, they are not private rights in the usual sense such a patent or trade mark, but rather collective rights belonging to a group of people, being ‘owned’ collectively by the consortia or associations of producers and the state in which the products are produced. In that respect, GIs constitute part of a nation’s cultural heritage.(Source: https://www.researchgate.net/publication/270766413 GI_Protection_in_China_ New_Measures_for_Administration_of_Geographical_Indications_of_Agricultural_Products)

Agri GI Products are agricultural products sourced from special regions of China, and normally named after the special regions. The quality and related features of these products are primarily dependent on the unique natural, ecological, historical and humanistic environment. The Ministry of Agriculture and Rural Affairs of the People’s Republic of China (“MARAPRC”) administers the registration of Agri GI Products, with the Agricultural Product Quality and Safety Center of MARAPRC managing the examination and expert appraisal of such products.

Agri GI Products are denoted with the following logo:

Pollution-Free Food

“Pollution-free Food” is not a voluntary certification but rather a mandatory standard for producers, with less stringent regulation on the residue limits of fertilizers, pesticides, drugs, heavy metals and other chemicals. It is intended to gradually become the basic standard for agricultural production in China and was introduced first in 2002 as a voluntary standard. It became mandatory in 2006 after many food safety related incidents had compromised the trust of Chinese consumers in Chinese food, and entail and trade restrictions had been imposed by other countries.

REGULATIONS

Overview

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Industry and Information Technology, State Administration for Industry and Commerce (“SAIC”), the State Administration for Market Regulation and their respective local offices.

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Foreign Investment

The Draft PRC Foreign Investment Law

In January 2015, the PRC Ministry of Commerce (“MOC” or “MOFCOM”) published a discussion draft of the proposed Foreign Investment Law for public review and comments. The draft law purports to change the existing “case-by-case” approval regime to a “filing or approval” procedure for foreign investments in China. The State Council will determine a list of industry categories that are subject to special administrative measures, which is referred to as a “negative list,” consisting of a list of industry categories where foreign investments are strictly prohibited, or the “prohibited list” and a list of industry categories where foreign investments are subject to certain restrictions, or the “restricted list.” Foreign investments in business sectors outside of the “negative list” will only be subject to a filing procedure, in contrast to the existing prior approval requirements, whereas foreign investments in any industry categories that are on the “restricted list” must apply for approval from the foreign investment administration authority.

The draft for the first time defines a foreign investor not only based on where it is incorporated or organized, but also by using the standard of “actual control.” The draft specifically provides that entities established in China, but “controlled” by foreign investors will be treated as FIEs (“Foreign Invested Enterprises”). Once an entity is considered to be an FIE, it may be subject to the foreign investment restrictions in the “restricted list” or prohibitions set forth in the “prohibited list.” If an FIE proposes to conduct business in an industry subject to foreign investment restrictions in the “restricted list,” the FIE must go through a market entry clearance by the MOC before being established. If an FIE proposes to conduct business in an industry subject to foreign investment prohibitions in the “prohibited list,” it must not engage in the business. However, an FIE that conducts business in an industry that is in the “restricted list,” upon market entry clearance, may apply in writing for being treated as a PRC domestic investment if it is ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. According to the draft, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties.

The draft emphasizes on the security review requirements, whereby all foreign investments that jeopardize or may jeopardize national security must be reviewed and approved in accordance with the security review procedure. In addition, the draft imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

In September 2016, the Standing Committee of the National People’s Congress (the “SCNPC”) published The Decision on Amending Four Laws including the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises (the “Decision”). According to the Decision, one provision is added to the Foreign Invested Enterprise Law, Sino-Foreign Joint Venture Law, Sino-Foreign Cooperative Enterprise Law and the Law on Protection of Investment by Taiwanese Compatriots. Under this new provision, foreign investments in business sectors outside of the “negative list” will only be subject to a filing procedure, in contrast to the existing prior approval requirements, whereas foreign investments in any industry categories that are on the “restricted list” must apply for approval from the foreign investment administration authority. This Decision means that the existing “case-by-case” approval regime has been changed to a “filing or approval” procedure for non-“negative list” foreign investments in China.

On October 8, 2016, The Provisional Measures for Filing Administration for the Establishment and Changes of Foreign-invested Enterprises was promulgated by MOC and become effective on the same date. It was subsequently amended on June 30, 2019.

On March 15, 2019, the final Foreign Investment Law was promulgated and will be implemented on January 1, 2020. As such, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished. See “Item 3. Key Information - D. Risk Factors— Risks Related to Our Corporate Structure and Operation - If the PRC government deems that the contractual arrangements in relation to Wunong Shenzhen, our consolidated variable interest entity, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Industry Catalog Relating to Foreign Investment

Investment activities in China by foreign investors are principally governed by the Catalogue for the Guidance of Foreign Investment Industries, which was promulgated by MOFCOM and the National Development and Reform Commission, as amended from time to time. Industries listed in the catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged industries. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in some cases PRC partners are required to hold the majority interests in such joint ventures. In addition, projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

On June 30, 2019, the National Development and Reform Commission and the MOFCOM jointly issued two “negative lists” and one “encouraged catalogue”, all three of which will take effect on July 30, 2019. The two Negative Lists refer to the Special Administrative Measures on Access to Foreign Investment (2019 edition) (“2019 FI National Negative List”) and the Free Trade Zone Special Administrative Measures on Access to Foreign Investment (2019 edition) (“2019 FI FTZ Negative list”), which will replace their respective 2018 versions. These two negative lists enumerate the industries where foreign investment will either be prohibited or restricted. The respective lists will be applicable in different areas – the FTZ list is for pilot free trade zones and the national list is for the rest of the country. Besides the lists, the new Encouraged Catalogue, or the Catalogue of Encouraged Industries for Foreign Investment (2019 edition) (“2019 FI Encouraged Catalogue”) lists industries where foreign knowhow and investment is welcome. The 2019 FI Encouraged Catalogue will replace the 2017 editions of the “encouraged category” of the Catalogue of Industries for Foreign Investment and the Catalogue of Encouraged Industries in the Central and Western Region. However, the Guidance Catalog of Industries for Foreign Investment (2017 Revised Version) for the Restricted and Prohibited Categories is still valid.

For industries not included in the negative list, foreign and domestic investors shall enjoy equal access under the law, save for record-filing requirements. No region or department may impose separate restrictions on foreign investment in areas not on the negative list.

Pursuant to the Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing Business (Operating E-commerce) promulgated on June 19, 2015 by the Ministry of Industry and Information Technology, there is no restrictions on foreign investment into online data processing and transaction processing business (operating e-commerce). However, industries such as value-added telecommunication services (except e-commerce), including internet information services, are still restricted from foreign investment.

Laws and Regulations Relating to the Food Industry in General

Food Safety in General

According to the Food Safety Law of the PRC (the “Food Safety Law”), which was promulgated by the Standing Committee on February 28, 2009 and became effective on June 1, 2009, as amended on April 24, 2015, the Implementing Regulations for the Food Safety Law of the PRC, which were promulgated by the State Council on July 20, 2009 and became effective on the same day, and the Administrative Measures for Food Business License, which was promulgated by SAMR on August 31, 2015 and become effective on October 1, 2015, as amended on November 7, 2017, to engage in food production and/or operation business in China, an enterprise must obtain a Food Business License. The Food Safety Law and its implementation regulations require:

(1)	food producers and distributors to apply for the food production licenses and food distribution licenses, respectively, provided that a food producer who has obtained a food production licenses does not need to obtain a food distribution license for selling the food produced by it at its production facilities;

(2)	food production and operation to comply with food-safety standards and certain other requirements. Food producers shall not purchase or use raw food materials, food additives or food related products which do not meet food-safety standards;

(3)	each food producer or trader to establish and implement a personnel health management system. Each worker who engages in food production or trading worker is required to take a physical examination each year and obtain health certificate prior to working;

(4)	food producers to check the licenses and food eligibility certification documents of their suppliers before purchasing raw food materials, food additives and food-related products from them. Each food production enterprise shall establish a procurement check record system and a food ex-factory check record system and ensure the records are authentic and retained for at least two years; and

(5)	the packages of pre-packed food to bear labels. The labels shall state matters including the name, specifications, net content, date of production, list of ingredients or components, producer’s name, address and contact information, shelf life, product standard code, storage conditions, the general name of the food additives used in the national standards, category number of the food production license, and other content acquired by laws, regulations or food safety standards.

The State Administration for Market Regulation (“SAMR”) (previously known as the General Administration of Quality Supervision, Inspection and Quarantine, which was merged with SAMR in 2018) is responsible for the nationwide administration of food business licensing, while the local Food and Drug Supervision Bureaus (“FDSBs”) are responsible for administrating the scheme within their respective administrative regions.

The China Green Food Development Center (“CGFDC”), established in November 1992 under the jurisdiction of the Ministry of Agriculture and Rural Affairs of the People’s Republic of China, which is subject to SAMR, is a specialized agency in China, not only in charge of the Green Food logo licensing, organic agricultural products certification, Agri GI Products registration and protection, but also of coordinating and instructing on local pollution-free agricultural products certification.

The PRC has established a food recall system. When a food producer finds that the food produced by it does not comply with food safety standards, it shall immediately stop production, recall the food on the market, notify the relevant producers, traders and consumers, and record the recall and notification. When a food trader finds that the food traded by it does not comply with food safety standards, it shall immediately stop trading such food, notify the relevant producers, traders and consumers, and record the cessation of trading and the notification. The food producers shall take measures to safely recall and destroy the affected food, and report the recall and treatment of the recalled food to the quality supervision authority at or above the county level. Where the food producers or traders fail to recall or stop producing or trading the food which are not in compliance with food safety standards under Article 53 of the Food Safety Law, the quality supervision, administration for industry and commerce, food and drug supervision and administration authorities at or above the county level shall order them to recall or stop production or trading.

In the event of any breach of the Food Safety Law, relevant authorities may confiscate any illegal gains and food products, issue warnings and impose rectification orders and monetary penalties ranging from two to ten times the value of the illegal products, as well as revoke the food safety certificate and impose criminal liability in severe cases.

Food Business License

Pursuant to the Administrative Measures for Food Business License, which was promulgated by SAMR on August 31, 2015 and became effective on October 1, 2015, and amended on November 7, 2017, no enterprise shall engage in food production and/or operation business in China without a Food Business License. A new Food Business License system was put into use after three years of transition. Starting from October 1, 2018, all licensed food producers must affix a label on the packaging of their food products typically marked with “SC” followed by 14 numbers. However, all existing food products with “QS” label are allowed to be sold provided that they are still within their relevant expiration date. (Source: http://www.lyg01.net/news/lygxw/2015/1128/35740.shtml). Food Business Licenses are valid for five years and applications for renewal should be submitted thirty (30) business days prior to expiry. Enterprises receiving a Food Business License will be searchable by either scanning the QR code on the Food Business License or logging into National Food Business Licensing for Public Enquires website (http://118.26.25.129:8098/cfdaPub/).

The Food Business License system was previously known as the “QS” system. Pursuant to Implementation Rules for the Supervision and Administration on the Quality Safety of the Food Manufacturing and Processing Enterprise (For Trial), a market access system was implemented in China for monitoring food quality and safety. All food producers and processing enterprises should possess the requisite conditions for guaranteeing food quality and safety and acquire a Food Business License. All food products must pass the quality standard and bear the “QS” label in order for them to be sold. The “QS” system originated from the abbreviation of the English words, “Quality Safety”. It was later adapted to be the acronym for the English translation of the Chinese characters “Qiyeshipin Shengchanxuke” with means “Enterprise Food Production License” on June 1, 2010. (Source: https://baike.baidu.com/item/QS%E6%A0%87%E5%BF%97)

Laws and Regulations Relating to Product Quality

The Product Quality Law of the PRC

Pursuant to the Product Quality Law of the PRC, which was promulgated on February 22, 1993, became effective on September 1, 1993, and was subsequently amended on July 8, 2000, producers are liable for the quality of the products they produce. Where anyone produces or sells products that do not comply with the relevant national or industrial standards safeguarding the health and safety of the persons and property, the relevant authority will order such person to suspend the production or sales, confiscate the products, impose a fine of an amount higher than the value of the products and less than three times of the value of the products, confiscate illegal gains (if any) as well as revoke the business license in severe cases. Where the activities constitute a crime, the offender will be prosecuted.

The Agricultural Products Safety Law of the PRC

According to the Agricultural Products Quality Safety Law of the PRC, which was promulgated by the State Council on April 29, 2006 and became effective on November 1, 2006, producers of agricultural products shall use chemical products reasonably and avoid contaminating agricultural production sites. Agricultural producers shall also ensure that the preservatives, additives and other chemicals used in the process of the packaging, preservation, storage and transportation of agricultural products shall conform with the relevant mandatory technical specifications set by the State.

Product Liabilities

Manufacturers and distributors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the General Principles of the Civil Laws of the PRC, which became effective on 1 January 1987, and the Law on the Protection of Consumer Rights and Interests of the PRC, which was promulgated on October 31, 1993, became effective on January 1, 1994 and was amended on August 27, 1999 and October 25, 2013, the manufacturers and distributors will be held liable for losses and damages suffered by consumers caused by the defective products manufactured or distributed by them.

Under the above-mentioned laws and regulations, we are required to ensure that products which we produce and sell meet the requirements for safeguarding human health and ensuring human and property safety. Failing to do so will lead to a series of penalties, including the suspension of production and sale, confiscation of the products and earnings, imposition of fines, revocation of business licenses, and/or even criminal liabilities. In addition, if the products cause personal injuries or other form of torts, the manufacturers and distributors of the products may be subject to tort liability.

Foreign Investment in Value-Added Telecommunication Services

The Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended in September 2008 prohibit a foreign investor from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry. The Guidance Catalog of Industries for Foreign Investment amended in 2017 and Circular 196 promulgated by MIIT in June 2015 allow a foreign investor to own more than 50% of the total equity interest in an E-Commerce business.

In July 2006, the Ministry of Information Industry, the predecessor of the Ministry of Industry and Information Technology (“MIIT”), issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as a VATS License, is prohibited from leasing, transferring or selling the VATS License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the VATS License holder must have the necessary facilities for its approved business operations and to maintain the facilities in the regions covered by its VATS License.

In light of the above restrictions and requirements, we operate our website through Wunong Shenzhen, our consolidated variable interest entity. On December 21, 2018, Wunong Shenzhen received an Internet Content Provider (“ICP”) license to provide value-added Internet information services. The ICP license is a permit issued by the Chinese Ministry of Industry and Information Technology to permit China-based websites to operate in China. Because Wunong Shenzhen only sells food products of suppliers on the Website instead of operating an online marketplace for third party sellers and buyers, Wunong Shenzhen is legally not required under Chinese law to obtain an ICP license. It has however obtained an ICP license just to preserve the option to run the aforementioned online marketplace in the future.

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers, including online peer-to-peer lending platforms, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of internet finance service providers.

As the implementing rules of the Guidelines have not been published, there is uncertainty as to how the anti-money laundering requirements in the Guidelines will be interpreted and implemented, and whether online peer-to-peer lending service providers like us must abide by the rules and procedures set forth in the PRC Anti-money Laundering Law that are applicable to non-financial institutions with anti-money laundering obligations. We cannot assure you that our current risk control procedures will be deemed to be in full compliance with any anti-money laundering laws and regulations that may become applicable to us in the future.

Regulation on Intellectual Property Rights

Patent. Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Trademark. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Vande, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Wunong Shenzhen, our PRC subsidiary, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China. On February 28, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142, provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations may result in severe monetary or other penalties.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE issued SAFE Circular 36, which purports to reform the administration of settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas on a trial basis. Under the pilot program, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designated areas and the enterprises are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment. On March 30, 2015, the SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

Regulations on Dividend Distribution

Under our current corporate structure, our BVI holding company may rely on dividend payments from Guo Gang Tong, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended from time to time, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Overseas Listings

Six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective in September 2006. The M&A Rules, among other things, require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, China Commercial Law Firm, that our contractual arrangements are in compliance with the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions.

Although we have made significant contributions to employee benefits plans, we do not believe those are adequate contributions as required by applicable PRC laws and regulations. See “Item 3. Key Information - D. Risk Factors— Risks Related to Doing Business in the People’s Republic of China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

Regulations Relating to Cybersecurity

Regulation on Information Security

The Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests; incite subversion of state power; overthrow the socialist system; incite secession, undermining national unity, terrorism and extremism promotion, ethnic hatred and discrimination; spread violence and disseminate pornographic information, fabricating and spreading false information that disturbs economic and social order; or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

To comply with these laws and regulations, we have adopted security policies and measures to protect our cyber system and customer information.

Regulation on Internet Privacy

Pursuant to the Administrative Provisions on Mobile Internet Applications Information Services, effective on August 1, 2016, owners or operators of mobile applications that provide information services are required to be responsible for information security management; establish and improve the protective mechanism for user information; observe the principles of legality, rightfulness and necessity; and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the Cyber Security Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which clarifies several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the People’s Republic of China, including “citizen’s personal information,” “provision” and “unlawful acquisition of citizens’ personal information.” Also, it specifies the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

To comply with these laws and regulations, we have required our customers to consent to our collecting and using their personal information, and established information security systems to protect customers’ privacy.

Regulation on E-Commerce

The Standing Committee of the National People’s Congress of PRC enacted the PRC E-Commerce Law on August 31, 2018, which became effective on January 1, 2019. Under the PRC E-Commerce Law, e-commerce refers to operating activities of selling goods or providing services through the internet or other information networks. The PRC E-Commerce Law generally applies to: (i) platform operators, which refer to legal persons or unincorporated organizations that provide network places of business, transaction matching, information release and other services to enable the transaction parties to carry out independent transaction activities; (ii) operators on the platform, which refer to e-commerce operators that sell goods or provide services to customers through e-commerce platforms; and (iii) other e-commerce operators that sell goods or provide services through self-established websites or other network services. The PRC E-commerce Law also provides rules in relation to e-commerce contracts, dispute settlements, e-commerce development as well as legal liabilities involved in e-commerce.

C. Organizational Structure

We were incorporated as “Advancement International Limited” (“Advancement International”) under the laws of British Virgin Islands on December 4, 2018 by three shareholders, namely Kindness Global Company Limited, Four Dimensions Global Investment Limited and Wisdom Global Company Limited. Union International Company Limited was included as a fourth shareholder on February 14, 2019 when Kindness Global Company Limited transferred 17,000 Ordinary Shares to Union International Company Limited.

Kindness Global Company Limited, a BVI company incorporated in October 1, 2018, that is 100% owned by Mr. Peijiang Chen, a Chinese citizen, our Chairman and director and shareholder and director of Wunong Shenzhen; Four Dimensions Global Investment Limited, a BVI company that is 100% owned by Mr. Changbin Xia, a Chinese citizen and a shareholder and director of Wunong Shenzhen; Wisdom Global Company Limited, a BVI company that is 100% owned by Mr. Hanwu Yang, a Chinese citizen and a shareholder and director of Wunong Shenzhen; Union International Company Limited, a BVI company that is 100% owned by Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership), a PRC limited partnership comprising 14 partners, all of whom are PRC citizens and natural persons. We do not foresee a conflict of interest with any of Kindness Global Company Limited, Four Dimensions Global Investment Limited, Wisdom Global Company Limited, Union International Company Limited and Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership) as the latter are all holding companies with no business operations.

On February 15, 2019, Advancement International acquired all shares of Vande pursuant to an Instrument of Transfer, Sold Note and Bought Note recorded with Registrar of Companies in Hong Kong Special Administration Region (SAR).

Vande, incorporated on April 6, 2017 in Hong Kong, SAR, incorporated Guo Gang Tong (“WFOE”) in the People’s Republic of China with a registered capital of RMB5,000,000 (approximately, $707,500) on December 28, 2018.

WFOE, in turn, entered into a series of contractual agreements on March 2, 2019 with Wunong Shenzhen, a company incorporated in the People’s Republic of China on June 16, 2015 with a registered capital of RMB5,000,000 (approximately, $707,500) Wunong Technology (Shenzhen) Co., Ltd wholly owns a subsidiary, Wunong Catering Chain Management (Shenzhen) Co., Ltd, which it incorporated in the PRC with a registered capital of RMB 5,000,000 on November 27, 2018.

On August 19, 2019, we changed our name from “Advancement International Limited” to Wunong Net Technology Company Limited.

On September 29, 2020, our variable interest entity, Wunong Shenzhen, together with two individuals, Guoming Huang (“Huang”) and Yafang Liu (“Liu”), established a new Shanghai subsidiary, Wude Agricultural Technology (Shanghai) Co., Ltd (“Wude Shanghai”). Wude Shangai’s registered capital is RMB 20 million (approximately, $3.106 million) and its equity interests are divided among Wunong Shenzhen (51%), Liu (25%) and Huang (24%). Wude’s domiciled address is Room 2382, Building 2,181 Songyu Road, Tinglin Town, Jinshan District, Shanghai.

On November 15, 2019, Kindness Global Company Limited transferred 2,500 Ordinary Shares to Fragrance International Group Company Limited. Also on November 15, 2019, we issued 6,667 Ordinary Shares to Soaring International Company Limited and 3,333 Ordinary Shares to each of Morning Choice International Company Limited, August International Group Company Limited and Eternal Horizon International Company Limited.

On December 2, 2019, we filed amended memorandum and articles of association with the BVI Registry of Corporate Affairs to change the par value of our Ordinary Shares from $1 to no par value and to forward split our issued and outstanding Ordinary Shares from 66,666 to 20,000,000.

On September 29, 2020, our variable interest entity, Wunong Shenzhen, together with two individuals, Guoming Huang (“Huang”) and Yafang Liu (“Liu”), established a new Shanghai subsidiary, Wude Agricultural Technology (Shanghai) Co., Ltd (“Wude Shanghai”). Wude Shanghai’s registered capital is RMB 20 million (approximately, $3.106 million) and its equity interests are divided among Wunong Shenzhen (51%), Liu (25%) and Huang (24%). Wude’s domiciled address is Room 2382, Building 2,181 Songyu Road, Tinglin Town, Jinshan District, Shanghai.

On October 20, 2020, our variable interest entity, Wunong Shenzhen, together with two individuals, Shiliang Ma (“Ma”) and Yongqiang (“He”) established a new Shenzhen subsidiary, Baode Supply Chain (Shenzhen) Co., Ltd (“Baode”). Baode’s registered capital is RMB 5 million (approximately $781,466) and its equity interested are divided among Wunong Shenzhen (51%), Ma (30%) and He (19%).

On December 10, 2020, our variable interest entity, Wunong Shenzhen incorporated a wholly-owned subsidiary, Wunong Technology (Shanxi) Co., Ltd (“Wunong Shanxi”). Wunong Shanxi’s registered capital is RMB 8.8 million (approximately $ 1,375,670) and is located at 18/F, B, Yu Shang Building, Tongda Road, High-tech Industrial Park, Yulin City, Shaanxi Province.

On December 17, 2020, we priced the initial public offering of 5,000,000 Ordinary Shares at a price of $5.00 per share to the public for a total of US$25,000,000 of gross proceeds. In addition, the underwriters purchased 999,910 ordinary shares from a selling shareholder for $4,999,550 for a total of US$29,999,550 in total gross proceeds from the offering. Our Ordinary Shares began trading on the Nasdaq Capital Market on December 15, 2020 under the symbol “WNW” and the initial public offering closed on December 17, 2020.

On January 8, 2021, our variable interest entity, Wunong Shenzhen entered into an Equity Transfer Agreement to acquire all the equity interests in a newly-incorporated company, Wunong Technology (Liaoning) Co., Ltd (“Wunong Liaoning”). Wunong Liaoning was incorporated on November 4, 2020 with a registered capital of RMB 8.88 million (approximately US$1.372 million) and is domiciled at 1183 Anhai Road, Qianshan District, Anshan City, Liaoning Province.

The following diagram illustrates our current corporate structure:

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scope approved by the Administration of Industry and Commerce or its local counterpart. As such, WFOE’s business scope is to primarily engage in enterprise management and consulting, food safety solutions, food packaging marketing and planning, food technology and development, consultation on food sourcing and producing/growing/fostering technology, design and technology development of packaging materials and rubber/plastic products, and technology assignments. Since the sole business of WFOE is to provide Wunong Shenzhen with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a service fee, such business scope is necessary and appropriate under PRC laws.

Wunong Net Technology Company Limited is a holding company with no business operation other than holding the shares in Vande. Vande is a pass-through entity with no business operation. WFOE is exclusively engaged in the provision of enterprise management and consulting, food safety solutions, food packaging marketing and planning, food technology and development, consultation on food sourcing and producing/growing/fostering technology, design and technology development of packaging materials and rubber/plastic products, and technology assignments.

D. Properties, Plants and Equipment

Leases

Our headquarters and executive offices are located in Shenzhen, China and consist of approximately 1,675 square meters of office space under one sub-lease. Additionally, we have a sub-lease for approximately 539.8 square meters in an adjacent building for our restaurant.

We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Facility	Address	Space (m2)
Headquarters/Executive Offices	B401, 4th Floor Building 12, Hangcheng Street, Hourui No. 2 Industrial District, Southern Section, Zhichuang Juzhen Double Creative Park, Bao’an District, Shenzhen, China	1,675
Restaurant	Rooms C106, C107, C108, C109, C110, C111, C112, 1st Floor Dormitory Building, Hangcheng Street, Hourui No. 2 Industrial District, Zhichuang Juzhen Industrial Park, Bao’an District, Shenzhen, China	539.8

Shenzhen Hourui Joint-Stock Cooperation Company (“Hourui”) and Shenzhen Xinhao Precision Technology Co., Ltd (“Xinhao”) entered into a master lease on March 3, 2017 to lease the premises located at Building 12 and Dormitory Building, Hangcheng Street, Hourui No.2 Industrial District, Baoan District, Shenzhen for a lease term of nine years and eleven months commencing from June 4, 2017 to May 3, 2027.

Xinhao sub-leased the said property to Shenzhen Zhichuang Juzhen Technology Ltd (“Zhichuang Juzhen”) (“Zhichuang Juzhen Lease”) for the same term.

Zhichuang Juzhen entered a lease with Wunong Shenzhen on October 30, 2018 to lease our executive offices to us for a lease term from November 1, 2018 to October 31, 2020, at a monthly net rent of RMB92,125 (approximately, $12,945) from November 1, 2018 to October 31, 2019 and a monthly net rent of RMB100, 500 (approximately, $14,150) from November 1, 2019 to October 31, 2020. The monthly management fee for this office is RMB16,750 (approximately, $2,354).

Zhichuang Juzhen also entered into a lease with Wunong Catering on August 20, 2018 to lease the space for our restaurant from August 12, 2018 to September 11, 2019 at a monthly net rent of RMB50,912 (approximately, $7,154). The monthly management fee for this space RMB5,399 (approximately, $760). On September 12, 2019, the Restaurant Lease was renewed from September 12, 2019 to September 11, 2022, with the monthly net rent of RMB 54,311.

The following diagram illustrates our current lease structure:

We have been advised by our PRC counsel, China Commercial Law Firm, that our sub-leases are legally defective according to Article 2 of Interpretation of the Supreme Court on Several Questions Concerning the Specific Application of Law in the Trial of Disputes over Urban Housing Lease Contracts (Interpretation of Law [2009]11). If our sub-leases are declared to be invalid, we may need to pay damages to the owner and may even be evicted. Please see “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Industry -The master lease and sub-leases over our headquarters and executive officers and restaurant may be defective and if they are adjudicated to be so and rendered null and void, we may face substantial damages and may even be evicted, resulting in disruption to our business operations and adversely impacting our financial performance.”

In the event that our sub-leases are declared invalid and we are evicted, we plan to find similar commercial space in the same locale to rent. We do not foresee any difficulty in finding alternative space as there is an abundance of such spaces in Shenzhen.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3 Key Information — D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview and Highlights

The following discussion and analysis of our results of operations and financial condition should be read together with our unaudited condensed consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, our financial statements and the financial information included in this annual report reflect our organizational transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business,” “Risk Factors” and elsewhere in this annual report. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this annual report. We are not obligated to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a British Virgin Islands company incorporated on December 4, 2018 as “Advancement International Limited” by three shareholders, namely Kindness Global Company Limited, Four Dimensions Global Investment Limited and Wisdom Global Company Limited. Through our contractually controlled and managed company, Wunong Technology (Shenzhen) Co,. Ltd, a People’s Republic of China company (“Wunong Shenzhen”), we operate an electronic online platform designed to provide primarily clean food to customers in China. We also operate a restaurant in China with a grocery section that sells only clean food. Our mission is to provide our customers in China with green food, organic food and pollution-free food (collectively “Clean Food”).

On February 15, 2019, we acquired all shares of Shenzhen Vande Technology Co., Limited (“Vande”) pursuant to the Instrument of Transfer, Sold Note and Bought Note recorded with Registrar of Companies in Hong Kong Special Administration Region (SAR).

Vande, incorporated on April 6, 2017 in Hong Kong, incorporated Guo Gang Tong (“WFOE”) in the People’s Republic of China with a registered capital of RMB 5,000,000 on December 28, 2018.

On March 2, 2019, WFOE entered into a series of contractual agreements with Wunong Shenzhen, a company incorporated in the People’s Republic of China on June 16, 2015 with a registered capital of RMB 5,000,000. These agreements include an Exclusive Technology Consulting Services Agreement, an Equity Interest Pledge Agreement, an Exclusive Purchase Rights Agreement, and a Proxy Agreement, and allow us to:

●	exercise effective control over Wunong Shenzhen;
●	receive substantially all of the economic benefits of Wunong Shenzhen; and
●	have an exclusive option to purchase all or part of the equity interests in Wunong Shenzhen when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Wunong Shenzhen, and we treat Wunong Shenzhen as a Variable Interest Entity (“VIE”) in accordance with the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”, because the equity investments in Wunong Shenzhen no longer have the characteristics of a controlling financial interest, and we, through WFOE, are the primary beneficiary of Wunong Shenzhen. Accordingly, Wunong Shenzhen has been consolidated.

On August 19, 2019, we changed our name from “Advancement International Limited” to Wunong Net Technology Company Limited.

On September 29, 2020, our variable interest entity, Wunong Shenzhen, together with two individuals, Guoming Huang (“Huang”) and Yafang Liu (“Liu”), established a new Shanghai subsidiary, Wude Agricultural Technology (Shanghai) Co., Ltd (“Wude Shanghai”). Wude Shangai’s registered capital is RMB 20 million (approximately, $3.106 million) and its equity interests are divided among Wunong Shenzhen (51%), Liu (25%) and Huang (24%). Wude’s domiciled address is Room 2382, Building 2,181 Songyu Road, Tinglin Town, Jinshan District, Shanghai.

On November 15, 2019, Kindness Global Company Limited transferred 2,500 Ordinary Shares to Fragrance International Group Company Limited. Also on November 15, 2019, we issued 6,667 Ordinary Shares to Soaring International Company Limited and 3,333 Ordinary Shares to each of Morning Choice International Company Limited, August International Group Company Limited and Eternal Horizon International Company Limited.

On December 2, 2019, we filed amended memorandum and articles of association with the BVI Registry of Corporate Affairs to change the par value of our Ordinary Shares from $1 to no par value and to forward split our issued and outstanding Ordinary Shares from 66,666 to 20,000,000.

On December 15, 2020, we priced the initial public offering of 5,000,000 Ordinary Shares at a price of $5.00 per share to the public for a total of US$25,000,000 of gross proceeds. In addition, the underwriters purchased 999,910 ordinary shares from a selling shareholder for $4,999,550 for a total of $29,999,550 in total gross proceeds from the offering. Our Ordinary Shares began trading on the Nasdaq Capital Market on December 15, 2020 under the symbol “WNW” and the initial public offering closed on December 17, 2020.

On January 8, 2021, our variable interest entity, Wunong Shenzhen entered into an Equity Transfer Agreement to acquire all the equity interests in a newly-incorporated company, Wunong Technology (Liaoning) Co., Ltd (“Wunong Liaoning”). Wunong Liaoning was incorporated on November 4, 2020 with a registered capital of RMB 8.88 million (approximately US$1.372 million) and is domiciled at 1183 Anhai Road, Qianshan District, Anshan City, Liaoning Province.

We are an online and mobile commerce company and conduct our business through our online retail store on our Website - www.wnw108.com. We sell over 400 types of food products on our Website. We do not grow, foster or manufacture any food products and all the food products sold on our Website are from our suppliers. We do not sell genetically modified food. We are committed to providing our customers with safe, high-quality, nutritious, tasty and non-genetically modified food products through our portfolio of trusted and well-known suppliers. Optimizing our Website and real-time data, we are able to respond to and match supply with demand for food products in keeping with consumer trends.

Food safety, product quality and sustainability are our core values. The food products/commodities sold on our Website are broadly categorized into (i) Green Food, (ii) Organic Food, (iii) intangible cultural heritage food products (“ICH Products”), (iv) agricultural products bearing geographical indications (“Agri GI Products”) and (v) Pollution-Free Products (genetically modified products excepted).

As of December 31, 2020, the portfolio of food products sold on our Website comprises 14.3% Organic Food (130 products), 4.2% Green Food (38 products), 5.3% Agri GI Products (48 products), and 76.2% of other food products (including non-genetically modified Pollution-Free Products) (693 products). The mix of food products sold on our Website is ever-changing, depending on food quality and safety, market demand, and customer preferences.

We also plan to open franchise restaurants throughout China in 2021. These restaurants will not only offer our food products for sampling but also will be equipped with a grocery section that sells our products. As of December 31, 2020, we have launched our first restaurant in Shenzhen and 49 other cooperative restaurants. Of the 49 restaurants, 40 franchise contracts have been signed while the remaining 9 are pending execution due to a myriad of reasons including changes in business addresses, renovations, etc. Our present restaurant model (which is subject to further refinement) allows a customer to rent our restaurant facilities, cook and serve food utilizing the food products purchased from us.

We generate revenue from the sale of food products/commodities on our Website, which includes custom pre-sales of food products/commodities such as crops and from our restaurant.

We received an Internet Content Provider (“ICP”) license for value-added Internet information services on December 21, 2018. Because we only sell food products that we have purchased from suppliers on the Website instead of operating an online marketplace which matches third party sellers and buyers, we are legally not required under Chinese law to obtain an ICP license. We have, however, obtained an ICP license just to preserve the option to run the aforementioned online marketplace in the future. The ICP license is a permit issued by the Chinese Ministry of Industry and Information Technology to permit China-based websites to operate in China.

How to Assess the Company’s Performance

In assessing performance, we consider a variety of performance and financial measures, including principal growth in net revenue, gross profit, distribution, general and administrative expenses, net income from operations. The key measures that we use to evaluate the performance of our business are set forth below:

(i)	Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that the Company offers to its customers, such as discounts that are offset to gross sales. Our net sales are driven by changes in the number of customers, product varieties, selling price, and mix of products sold.

(ii)	Gross Profit

Gross profit is equal to net sales minus cost of goods sold. Cost of goods sold primarily includes inventory costs (net of supplier consideration), inbound freight and other miscellaneous expenses. Cost of goods sold generally changes as we incur higher or lower costs from suppliers and as the customer and product mix changes.

(iii)	Selling, Marketing, General and Administrative Expenses

Selling, marketing, general and administrative expenses primarily consist of salaries and benefits for employees, shipping expense, utilities, maintenance and repairs expenses, insurance expense, depreciation and amortization expenses, selling and marketing expenses, professional fees, and other operating expenses.

Key Factors Affecting Our Results of Operation

Our business benefits from the significant growth of China’s e-commerce sector and e-grocery market. An Agriculture and Agri-Food Canada report stated that from 2012 to 2016, China’s e-grocery sales saw a compound annual growth rate of 52.9%. Total e-commerce in China registered significant growth with a compound annual growth rate of 51.2% from 2012 to 2016. However, the report stated that the rate at which e-commerce sales were growing was slowing down due to the rise in the numbers of players. Although the e-grocery category was seeing dynamic growth, it continued to account for a small portion (6.5%) of total e-commerce sales in China. (Source: http://www.agr.gc.ca/eng/industry-markets-and-trade/international-agri-food-market-intelligence/reports/e-grocery-market-in-china/?id=1504037238257).

This trend in e-commerce is largely driven by a combination of economic, technology and support infrastructure factors that are driving the demand for product variety/quality, convenience, and greater deals and transparency (BMI research, 2017). In recent years, China has seen a rising middle class with rising disposable incomes and spending. As a result, e-commerce sales in China were continually boosted by further device penetration, more players emerging in the channel, and retailers making huge efforts to draw consumers to their websites. Our results of operations will be materially impacted by changes in any one or more of these factors.

For example, although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. According to the PRC National Bureau of Statistics, the annual rate of growth in the PRC declined from 7.8% in 2013 to 7.3% in 2014, 6.9% in 2015, 6.7% in 2016, 6.8% in 2017 and 6.6% in 2018. (Source: https://en.wikipedia.org/wiki/Historical_GDP_of_China).

The Chinese economy advanced 6.2% year-on-year in the second quarter of 2019, slowing from a 6.4% expansion in the previous three-month period. It was the lowest growth rate since the first quarter of 1992, amid ongoing trade tensions with the US, weakening global demand and alarming off-balance-sheet borrowings by local governments. (Source: https://tradingeconomics.com/china/gdp-growth-annual)

A further slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the purchase power of the consumers of our products and lead to the decrease of demand for our products and may have a materially adverse effect on our business.

Also, changes in the Chinese or regional business or regulatory environment affecting the purchasing power of consumers of our products, changes in the Chinese government policy on food industry generally or a breakout of livestock or crop diseases in the PRC, such as Bovine spongiform encephalopathy (BSE or mad cow disease), Fibromuscular Dysplasia (FMD), swine flu and avian flu and increases in fuel/transportation costs could materially impact our business and affect the results of operations of our operations.

Coronavirus (COVID-19) Update

In December 2019, a novel strain of coronavirus (COVID-19) was first identified in China and has since spread rapidly globally. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities globally for the past few months. In March 2020, the World Health Organization declared the COVID-19 to be a pandemic.

The peak of the COVID-19 pandemic in China was from February through March 2020. During that time, our office was closed and our employees worked remotely at home using conferencing software such as Tencent conference software, WeChat software and Dingding software. Fortunately, we were able to transition to remote working arrangements without much disruption.

This period coincided with the traditional Chinese New Year, which is typically a peak shopping season. Compounded with the pandemic and threat of a national lockdown, the first quarter saw increased purchases and orders as customers hoarded food products. We and our suppliers tried our best to fulfill these orders ahead of schedule ahead of the lockdown. Accordingly, the impact on the pandemic on our first quarter online operations was minimal.

During this time, we established an epidemic prevention and control team, issued epidemic prevention and safety guidelines, purchased masks, disinfectant and sanitizers for its employees and office.

The pandemic came under control in China during the second quarter of 2020. Lockdown measures were lifted and our employees were allowed to return to work, albeit with social distancing and safety measures. We were able to receive orders and fulfill them timely and without any disruption. Unfortunately, while China was gradually returning to business, the pandemic raged elsewhere in the world and impacted China’s economy severely. Manufacturing activity came to a standstill as overseas orders were canceled. Chinese residents saw incomes and consequently, disposable income dwindle. This, coupled with the previous hoarding of food products, resulted in fewer orders for our products during the second quarter as customers tightened their belts and held back spending on perceived “luxury items” (such as premium-priced organic produce) and investing.

Fortunately, with increased promotion activities and sales promotions, our revenue for the year ended December 31, 2020 increased by 188% or $14.4 million to $22.1 million compared to $7.7 million for the year ended December 31, 2019.

One of the industries most impacted by the COVID-19 pandemic is the restaurant business. Our franchisees were hesitant to invest any capital in opening restaurants until lockdown measures were lifted for the restaurant industry. This caused our restaurant expansion plans to be temporarily suspended. The lockdown measures for restaurants were temporarily lifted in the third quarter.

As of December 31, 2020, we have launched our first restaurant in Shenzhen and 49 other cooperative restaurants. Of the 49 restaurants, 40 franchise contracts have been signed while the remaining 9 are pending execution due to a myriad of reasons including changes in business addresses, renovations, etc.

We have only collected franchise fees from 24 restaurants as the remaining 25 restaurants have been unable to return to normal operations because of the COVID-19 pandemic, we have decided to defer such fees till such restaurants become fully-operational. We anticipate these restaurants returning to normal operations before June 30, 2021.

Despite these setbacks, our overall plan and targets remain unchanged. Our previous restaurant model (which is subject to further refinement) allowed a customer to rent our restaurant facilities, cook and serve food utilizing the food products purchased from us. However, we have refined our restaurant model into a “community experience store” model to include better product experience, customer service, product/brand display and promotions. This will, we hope, lay the foundation of an offline supply chain system in the future.

While China has the pandemic largely under control now, there are still isolated reports of imported cases and patients getting re-infected. Given the unpredictable but extremely infectious nature of the COVID-19 virus and until an effective vaccine is introduced, it is entirely within the realm of contemplation that a national or regional lockdown may occur again should there be a resurgence. In such a scenario, any or all of the abovementioned scenarios may occur again and the repercussions on the Company’s businesses and operations cannot be predicted with any certainty.

Because substantially all of our business operations and our workforce are concentrated in China, should there be a national lockdown and the implementation of containment measures again, we believe there is a risk that our business, results of operations, and financial condition will be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control. The impact of the COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	the supply chain of our products and our ability to fulfil orders;
●	our ability to source available labor and materials to renovate and retrofit our restaurants;
●	any restrictions on restaurants will also impact our expansion plans and revenue especially if indoor dining capacity is severely curtailed;
●	the curtailment of any in-person marketing, advertising and meetings;
●	the global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak. It is possible that the price of our ordinary shares will decline significantly after the consummation of this offering, in which case, you may lose your investment.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the related financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time. For a detailed description of the risks associated with the novel coronavirus, see “Item 3. Key Information - Risk Factors - Risks Related to Our Business and Industry - We are exposed to the risks of an economic recession, credit and capital markets volatility and economic and financial crisis as a result of the COVID-19 virus pandemic, which could adversely affect the demand for our products, our business operations and expansion plans and our ability to mitigate its impact and provide timely information to our investors and the SEC.”

Recent Development

On December 17, 2020, we completed the initial public offering (“IPO”) of 5,000,000 Ordinary Shares of the Company at a price of $5.00 per share to the public for a total of $25,000,000 of gross proceeds. In addition, the underwriters purchased 999,910 Ordinary Shares from a selling shareholder for $4,999,550 for a total of $29,999,550 in total gross proceeds from the offering. Our ordinary shares began trading on the Nasdaq Capital Market on December 15, 2020 under the symbol “WNW”.

Results of Operations

Years Ended December 31, 2020, and 2019

The following table summarizes the results of our operations for the years ended December 31, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Years ended		Years ended
	December 31,		December 31,		Variance
	2020	% of revenue	2019	% of revenue	Amount	%

NET REVENUES
Net Product Revenue	$22,096,730	100%	$7,666,506	100%	$14,430,224	188%
Net Service Revenue	28,590	-	16,077	-	12,513	78%
Total Net Revenues	22,125,320	100%	7,682,583	100%	14,442,737	188%
COST OF REVENUES	17,967,593	81%	5,778,167	75%	12,189,426	211%
GROSS PROFIT	4,157,727	19%	1,904,416	25%	2,253,311	118%
OPERATING EXPENSES
Sales and Marketing Expenses	3,994,966	18%	1,882,714	25%	2,112,252	112%
General and Administrative Expenses	1,872,107	8%	1,440,114	19%	431,993	30%
Research and Development Expenses	527,974	2%	340,534	4%	187,440	55%
Total Operating Expenses	6,395,047	28%	3,663,362	48%	2,731,685	75%
LOSS FROM OPERATIONS	(2,237,320)	(10)%	(1,758,946)	(23)%	(478,374)	27%
Other Income, net	19,258	0%	3,904	0%	15,354	393%
LOSS BEFORE INCOME TAX	(2,218,062)	(10)%	(1,755,042)	(23)%	(463,020)	26%
Provision for Income Taxes	-	-	-	-	-	-%
NET LOSS	(2,218,062)	(10)%	(1,755,042)	(23)%	(463,020)	26%
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	(205,785)	(1)%	26,867	0%	(232,652)	(866)%
COMPREHENSIVE LOSS	$(2,423,847)	(11)%	$(1,728,175)	(22)%	$(695,672)	40%

Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that we offer to our customers, such as discounts that are offsets to gross sales and certain other adjustments. Our net revenue consists of product revenue and service revenue. Product revenue was derived mainly from sales of our products to customers in China via our Website and a restaurant operated by us.

Net revenue increased by $14.4 million, or 188%, from $7.7 million for the year ended December 31, 2019 to $22.1 million for the year ended December 31, 2020. The increase was attributable to the increase in product revenue on our Website. The revenue increase was primarily due to expanding our sales channels, increasing our sales force, and enhancing user experiences to increase recurring membership purchases.

The following table sets forth the breakdown of our net revenue for the years ended December 31, 2020 and 2019.

For the year ended December 31, 2020

	Net	% of Total	Sales	Average
Product category	revenue	revenue	quantities	selling price

Grains, oil, and spices	$8,642,315	39.1%	752,338	$11.49
Beverages, alcohol and tea	$2,295,324	10.4%	63,730	$36.02
Meat, poultry and eggs	$7,227,876	32.7%	1,050,992	$6.88
Other food	$1,166,115	5.2%	115,965	$10.06
Fresh fruits and vegetables	$1,397,838	6.3%	1,225,818	$1.14
Groceries	$1,264,330	5.8%	20,394	$62.00
Dried seafood	$102,932	0.4%	7,845	$13.12
Restaurant Services	$28,590	0.1%	n/a	n/a
Total	$22,125,320	100%	3,237,082

For the year ended December 31, 2019

	Net	% of Total	Sales	Average
Product category	revenue	revenue	quantities	selling price

Grains, oil, and spices	$3,811,172	49.6%	278,026	$13.71
Beverages, alcohol and tea	$1,060,858	13.8%	58,079	$18.27
Meat, poultry and eggs	$876,249	11.4%	52,102	$16.82
Other food	$687,426	9.0%	59,452	$11.56
Fresh fruits and vegetables	$539,052	7.0%	72,098	$7.48
Groceries	$462,003	6.0%	3,619	$127.66
Dried seafood	$229,746	3.0%	21,266	$10.8
Restaurant Services	$16,077	0.2%	n/a	n/a
Total	$7,682,583	100%	544,642

Currently, we have seven major product categories: (1) grains, oil, and spices (2) fresh fruits and vegetables (3) meat, poultry and eggs, (4) dried seafood, (5) beverages, alcohol and tea, (6) other food, (7) groceries. Revenue is primarily generated from grains, oil, and spices, which account for 39.1% of the total product revenue for the year ended December 31, 2020 and 49.6% of the total revenue for the year ended December 31, 2019. Grains, oil, and spices had average selling prices of $11.49 and $13.71 for the years ended December 31, 2020 and 2019, respectively. Beverages, alcohol and tea had average selling prices of $36.02 and $18.27 for the years ended December 31, 2020 and 2019, and accounted for 10.4% and 13.8% of the total product revenue for the years ended December 31, 2020 and 2019, respectively. Meat, poultry and eggs generated 32.7% and 11.4% of the total revenue for the years ended December 31, 2020 and 2019, respectively.

Cost of Revenue and Gross Profit

Cost of revenue and gross profit have both significantly increased in 2020. Cost of revenue, including tax surcharges, was $18.0 million for the year ended December 31, 2020, an increase of $12.2 million, or 211% from $5.8 million for the year ended December 31, 2019. Gross profit was $3.7 million for the year ended December 31, 2020, an increase of $1.8 million from $1.9 million for the year ended December 31, 2019.

The following tables set forth the calculation of gross profit and gross margin for sales of major product categories for the years ended December 31, 2020 and 2019.

For the year ended December 31, 2020

	Net	Cost of	Tax	Gross	Gross
Product category	revenue	revenue	surcharges	profit	margin
Grains, oil, and spices	$8,642,315	$6,834,887	$21,969	$1,785,459	20.7%
Beverages, alcohol and tea	$2,295,324	$1,438,635	$4,627	$852,062	37.1%
Meat, poultry and eggs	$7,227,876	$6,515,438	$20,954	$691,484	9.6%
Other food	$1,166,115	$934,448	$3,005	$228,662	19.6%
Fresh fruits and vegetables	$1,397,838	$1,284,520	$4,131	$109,187	7.8%
Groceries	$1,264,330	$825,279	$2,654	$436,397	34.5%
Dried seafood	$102,932	$76,787	$247	$25,898	25.2%
Restaurant Services	$28,590	$-	$12	$28,578	100%
Total	$22,125,320	$17,909,994	$57,599	$4,157,727	18.8%

Beverages, alcohol and tea had the highest gross margin of 37.1% among the seven product categories whereas Fresh fruits and vegetables had the lowest gross margin of 7.8% among products sold for the year ended December 31, 2020. Restaurant service revenue had a gross margin of 100% since we outsourced operations.

For the year ended December 31, 2019

	Net	Cost of	Tax	Gross	Gross
Product category	revenue	revenue	surcharges	profit	margin
Grains, oil, and spices	$3,811,172	$2,887,812	$18,447	$904,913	23.7%
Beverages, alcohol and tea	$1,060,858	$725,638	$4,635	$330,585	31.2%
Meat, poultry and eggs	$876,249	$725,619	$4,635	$145,995	16.7%
Other food	$687,426	$515,892	$3,295	$168,239	24.5%
Fresh fruits and vegetables	$539,052	$397,721	$2,541	$138,790	25.7%
Groceries	$462,003	$312,868	$1,999	$147,136	31.8%
Dried seafood	$229,746	$160,176	$1,023	$68,547	29.8%
Restaurant Services	$16,077	$15,866	$0	$211	1.3%
Total	$7,682,583	$5,741,592	$36,575	$1,904,416	24.8%

Groceries had the highest gross margin of 31.8% among the seven product categories whereas meat, poultry and eggs had the lowest gross margin of 16.7% among products sold for the year ended December 31, 2019. Restaurant service revenue had a gross margin of 1.3%.

The 6.0% overall decrease in gross margin from 24.8% for the year ended December 31, 2019 to 18.8% for the year ended December 31, 2020 is mainly due to our expanded revenue base and ever enlarging portfolio of food products sold on our Website. The gross margin for grains, oil and spices decreased by 3.0% primarily due to the increase in our wholesale business with lower gross margin. Gross margin for beverages, alcohol and tea increased by 5.9% mostly due to a product mix change. Gross margin for meat, poultry and eggs decreased by 7.1% mainly due to cost increases after the swine flu in China in 2019. With the expansion of products sold online, we expect to see our gross profit fluctuate.

Sales and Marketing Expenses

Sales and marketing expenses were $4.0 million for the year ended December 31, 2020, an increase of $2.1 million, from $1.9 million for the year ended December 31, 2019. The increase was attributable mainly to increased advertising expenses, higher sales commissions due to increased sales and growth in number of sales employees and their attendant salaries and employee benefits.

General and Administrative Expenses

General and administrative expenses were $1.9 million for the year ended December 31, 2020, an increase of $0.5 million from $1.4 million for the year ended December 31, 2019. The increase was mainly attributable to increased salary and employee benefit expenses and increased professional service fees related to our initial public offering.

Research and Development Expenses

Research and development expenses increased by $0.2 million for the year ended December 31, 2020 from $0.4 million for the year ended December 31, 2019. The increase in research and development expenses is due to the improvement and maintenance of our online platform.

Other Income

Other income consists primarily of non-operating income and interest income or expenses. Other income was $19,258 and $3,904 for the year ended December 31, 2020 and 2019, respectively.

Provision for income taxes

Our provision for income taxes was $nil for the years ended December 31, 2020 and 2019 as there were net losses for the two years.

Other comprehensive income

Foreign currency translation adjustments amounted to negative $205,785 and $26,867 for the year ended December 31, 2020 and 2019, respectively. The balance sheet amounts, with the exception of equity, on December 31, 2020 were translated at 1.00 RMB to $0.1533 as compared to 1.00 RMB to $$0.1435 on December 31, 2019. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the year ended December 31, 2020 and 2019 were 1.00 RMB to $0.1448 and 1.00 RMB to $0.1447, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

Years ended December 31, 2019 and 2018

The following table summarizes the results of our operations for the years ended December 31, 2019 and 2018, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Years ended		Years ended
	December 31,		December 31,		Variance
	2019	% of revenue	2018	% of revenue	Amount	%

NET REVENUES
Net Product Revenue	$7,666,506	100%	$1,076,827	100	$6,589,679	612%
Net Service Revenue	16,077	-	-	-%	16,077	100%
Total Net Revenues	7,682,583	100%	1,076,827	100%	6,605,756	613%
COST OF REVENUES	5,778,167	75%	848,777	79%	4,929,390	581%
GROSS PROFIT	1,904,416	25%	228,050	21%	1,676,366	735%
OPERATING EXPENSES
Sales and Marketing Expenses	1,882,714	25%	324,905	30%	1,557,809	479%
General and Administrative Expenses	1,440,114	19%	680,823	63%	759,291	112%
Research and Development Expenses	340,534	4%	205,609	19%	134,924	66%
Total Operating Expenses	3,663,362	48%	1,211,337	112%	2,452,025	202%
LOSS FROM OPERATIONS	(1,758,946)	(23)%	(983,287)	(91)%	(775,659)	79%
Other Income, net	3,904	0%	3,189	0	715	22%
LOSS BEFORE INCOME TAX	(1,755,042)	(23)%	(980,098)	(91)%	(774,944)	79%
Provision for Income Taxes	-	-	-	-%	-	-%
NET LOSS	(1,755,042)	(23)%	(980,098)	(91)%	(774,944)	(79)%
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	26,867	0%	29,183	3%	(2,316)	(8%)
COMPREHENSIVE LOSS	$(1,728,175)	(22)%	$(950,915)	(88)%	$(777,260)	(82)%

Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that we offer to our customers, such as discounts that are offsets to gross sales and certain other adjustments. Our net revenue consists of product revenue and service revenue. Product revenue was derived mainly from product sales to customers in China via our Website and a restaurant operated by the Company.

Net revenue increased by $6,605,756, or 613%, from $1,076,827 for the year ended December 31, 2018 to $7,682,583 for the year ended December 31, 2019. The increase was attributable to the increase in product revenue as we started operating our Website in June 2018. The revenue increase was primarily due to expanding our sales channels, increasing our sales force, and enhancing user experiences to increase recurring membership purchases. To a smaller extent, we also began operating our first restaurant during this period.

The following table sets forth the breakdown of our net revenue for the years ended December 31, 2019 and 2018.

For the year ended December 31, 2019

	Net	% of Total	Sales	Average
Product category	revenue	revenue	quantities	selling price

Grains, oil, and spices	$3,811,172	49.6%	278,026	$13.71
Beverages, alcohol and tea	$1,060,858	13.8%	58,079	$18.27
Meat, poultry and eggs	$876,249	11.4%	52,102	$16.82
Other food	$687,426	9.0%	59,452	$11.56
Fresh fruits and vegetables	$539,052	7.0%	72,098	$7.48
Groceries	$462,003	6.0%	3,619	$127.66
Dried seafood	$229,746	3.0%	21,266	$10.8
Restaurant Services	$16,077	0.2%	n/a	n/a
Total	$7,682,583	100%	544,642

For the year ended December 31, 2018

	Net	% of total	Sales	Average
Product category	revenue	revenue	quantities	selling price
Grains, oil, and spices	$561,128	52.1%	57,803	$9.71
Fresh fruits and vegetables	$199,725	18.6%	20,944	$9.54
Meat, poultry and eggs	$105,855	9.8%	10,665	$9.93
Other food	$94,890	8.8%	9,828	$9.66
Dried seafood	$80,920	7.5%	8,728	$9.27
Beverages, alcohol and tea	$34,309	3.2%	2,034	$16.87
Total	$1,076,827	100%	110,002

Currently, we have seven major product categories: (1) grains, oil, and spices (2) fresh fruits and vegetables (3) meat, poultry and eggs, (4) dried seafood, (5) beverages, alcohol and tea, (6) other food, (7) groceries. Revenue is primarily generated from grains, oil, and spices, which account for 49.6% of the total product revenue for the year ended December 31, 2019 and 52.10% of the total revenue for the year ended December 31, 2018. Grains, oil, and spices had average selling prices of $13.71 and $9.71 for the years ended December 31, 2019 and 2018, respectively. Beverages, alcohol and tea had average selling prices of $18.27 and $16.87 for the years ended December 31, 2019 and 2018, and accounted for 13.8% and 3.2% of the total product revenue for the years ended December 31, 2019 and 2018, respectively.

Cost of Revenue and Gross Profit

Due to the commencement of our Website in mid-2018, cost of revenue and gross profit have both significantly increased in 2019. Cost of revenue, including tax surcharges, was $5,778,167 for the year ended December 31, 2019, an increase of $4,929,390, or 581% from $848,777 for the year ended December 31, 2018. Gross profit was $1,904,416 for the year ended December 31, 2019, an increase of $1,676,366 from $228,050 for the year ended December 31, 2018.

The following tables set forth the calculation of gross profit and gross margin for sales of our major product categories for the years ended December 31, 2019 and 2018.

For the year ended December 31, 2019

	Net	Cost of	Tax	Gross	Gross
Product category	revenue	revenue	surcharges	profit	margin
Grains, oil, and spices	$3,811,172	$2,887,812	$18,447	$904,913	23.7%
Beverages, alcohol and tea	$1,060,858	$725,638	$4,635	$330,585	31.2%
Meat, poultry and eggs	$876,249	$725,619	$4,635	$145,995	16.7%
Other food	$687,426	$515,892	$3,295	$168,239	24.5%
Fresh fruits and vegetables	$539,052	$397,721	$2,541	$138,790	25.7%
Groceries	$462,003	$312,868	$1,999	$147,136	31.8%
Dried seafood	$229,746	$160,176	$1,023	$68,547	29.8%
Restaurant Services	$16,077	$15,866	$0	$211	1.3%
Total	$7,682,583	$5,741,592	$36,575	$1,904,416	24.8%

Groceries had the highest gross margin of 31.8% among the seven product categories whereas meat, poultry and eggs had the lowest gross margin of 16.7% among products sold for the year ended December 31, 2019. Restaurant service revenue had a gross margin of 1.3%.

For the year ended December 31, 2018

	Net	Cost of	Tax	Gross	Gross
Product category	revenue	revenue	surcharges	profit	margin
Grains, oil, and spices	$561,128	$455,210	$2,180	$103,738	18%
Fresh fruits and vegetables	$199,725	$144,045	$777	$55,903	27%
Meat, poultry and eggs	$105,855	$91,228	$411	$14,216	13%
Other food	$94,890	$73,200	$369	$21,321	22%
Dried seafood	$80,920	$59,775	$314	$20,831	26%
Beverages, alcohol and tea	$34,309	$21,135	$133	$13,041	38%
Total	$1,076,827	$844,593	$4,184	$229,050	21%

Beverages, alcohol and tea had the highest gross margin of 38% among the six product categories whereas meat, poultry and eggs had the lowest gross margin of 13% for the year ended December 31, 2018.

The 3.8% overall increase in gross margin from 21% for the year ended December 31, 2018 to 24.8% for the year ended December 31, 2019 is because we only started online sales business in June 2018, and there were only seven months’ worth of revenue for the year ended December 31, 2018. The gross margin for grains, oil and spices increased by 5.7% primarily due to the pre-ordering service, which has a higher margin of approximately 23%, accounting for 10% to the total sales in this category in 2019, compared to 0% in 2018. Gross margin for beverages, alcohol and tea decreased by 6.8% mostly due to a product mix change. In 2019, we increased to 36 different products with various gross profits compared to only 15 in 2018. Gross margin for meat, poultry and eggs increased by 3.7% mainly due to the sales price increases ahead of costs due to the swine flu in China in 2019. With the expansion of products sold online, we expect to see our gross profit fluctuate.

Sales and Marketing Expenses

Sales and marketing expenses were $1.9 million for the year ended December 31, 2019, an increase of $1.6 million, from $0.3 million for the year ended December 31, 2018. The increase was attributable mainly to increased advertising expenses, higher sales commissions due to increased sales and growth in number of sales employees and their attendant salaries and employee benefits. Advertising expenses increased by approximately $0.2 million for the year ended December 31, 2019 from approximately $13,000 for the year ended December 31, 2018. Sales commissions increased by $1.0 million or 558%, from $0.2 million for the year ended December 31, 2018 due to the sales increase of 613%. Salaries and employee benefit expenses increased by $0.2 million from $0.1 million for the year ended December 31, 2018.

General and Administrative Expenses

General and administrative expenses were $1.4 million for the year ended December 31, 2019, an increase of $0.7 million from $0.7 million for the year ended December 31, 2018. The increase was mainly attributable to increased salary and employee benefit expenses by $0.3 million and increased rent, utilities, and other office expenses by $0.2 million, due to the commencement of the online platform business and restaurant business and growth in number of employees.

Research and Development Expenses

Research and development expenses increased by $0.1 million for the year ended December 31, 2019 from $0.2 million for the year ended December 31, 2018. The increase in research and development expenses is due to the improvement and maintenance of our online platform.

Other Income

Other income consists primarily of non-operating income and interest income or expenses. Other income was $3,904 and $3,189 for the year ended December 31, 2019 and 2018, respectively.

Provision for income taxes

Our provision for income taxes was $nil for the year ended December 31, 2019 and 2018 as there were net losses for the two years.

Other comprehensive income

Foreign currency translation adjustments amounted to $26,867 and $29,183 for the year ended December 31, 2019 and 2018, respectively. The balance sheet amounts, with the exception of equity, on December 31, 2019 were translated at 1.00 RMB to $0.1435 as compared to 1.00 RMB to $0.1454 on December 31, 2018. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the year ended December 31, 2019 and 2018 were 1.00 RMB to $0.1447 and 1.00 RMB to $0.1511, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Consolidation of variable interest entity

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investments lack the characteristics of a controlling financial interest, such as through voting rights, and the right to receive the expected residual returns of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Guo Gang Tong is deemed to have a controlling financial interest in and be the primary beneficiary of Wunong Shenzhen because it has both of the following characteristics:

(1)	The power to direct activities at Wunong Shenzhen that most significantly impact such entity’s economic performance, and
(2)	The right to receive benefits from Wunong Shenzhen that could potentially be significant to such entity.

Pursuant to the contractual arrangements with Wunong Shenzhen, Wunong Shenzhen pays service fees equal to all of its net profit after tax payments to Guo Gang Tong. Such contractual arrangements are designed so that Wunong Shenzhen operates for the benefit of Guo Gang Tong and ultimately, the Company.

Accordingly, the accounts of the Wunong Shenzhen are consolidated in our financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in our financial statements.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant items subject to such estimates and assumptions include, but not limited to, the useful lives of property and equipment; allowance for doubtful accounts and advances to suppliers; assumptions related to the consolidation of entities in which the Company holds variable interests; the valuation of inventories; the useful lives and implicit interest rate of finance leases, and the realization of deferred tax assets. Actual results could differ from those estimates.

Revenue recognition

On January 1, 2017, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) using the modified retrospective approach. The results of applying Topic 606 using the modified retrospective approach were insignificant and did not have a material impact on the Company’s consolidated financial condition, results of operations, cash flows, business process, controls or systems.

The core principle underlying the revenue recognition ASU is that the Company will recognize revenue to represent the transfer of goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The majority of the Company’s contracts have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and is, therefore, not distinct. The initial payments received from pre-ordering are recorded in the advance from customers on the balance sheets and will not be recognized as revenue until transfer of goods. Shipping and handling are activities to fulfill the Company’s promise to transfer goods to customers, which are included in the sale price of the goods.

Revenue is recognized or realizable and earned when all five of the following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation. The Company recognizes revenue based upon gross sales minus sales returns and sales incentives that the Company offers to its customers, such as discounts. Revenue is reported net of all value added taxes. The Company generally does not permit customers to return products and historically, customer returns have been immaterial.

On January 1, 2017, the Company also adopted ASU 2016-08 Principle versus Agent Considerations (Reporting Revenue Gross versus Net), which amended the principal-versus-agent implementation guidance and illustrations in ASU 2014-09 to clarify how the principal-versus-agent indicators should be evaluated to support an entity’s conclusion that it controls a specified good or service before it is transferred to a customer. Under the new revenue standards, when a third party is involved in providing goods or services to a customer, the entity must determine whether its performance obligation is to provide the good or service itself (i.e., the entity is a principal) or to arrange for another party to provide the good or service (i.e., the entity is an agent). An entity makes this determination by evaluating the nature of its promise to the customer. An entity is a principal (and, therefore, records revenue on a gross basis) if it controls the promised good or service before transferring it to the customer. An entity is an agent (and records as revenue the net amount it retains as a commission) if its only role is to arrange for another entity to provide the goods or services.

Sales on Website

The Company operates an online platform to sell food products to retail customers and recognizes revenue on a gross basis. The Company is a principal because it controls the promised good or service before transferring it to a customer. This control is determined by the following indicators 1) The Company is the primary obligor in the sales transaction and responsible for providing products and service. 2) The Company bears the inventory risk. The Company will first indemnify customers for product damages and then request reimbursements from suppliers if the suppliers are determined to be responsible for the damages. 3) The Company selects suppliers and runs the entire sales process. 4) The Company sets the product price and has control over the entire transaction.

Sales offline

In the second half of 2020, the Company started the offline sales which mainly focused on the non-retail customers. For the offline sales, the customers order goods from the Company according to their own needs, then the Company will order the corresponding products from the suppliers. The Company’s offline sales have the following categories: grains, fruits, vegetables and meat. Revenue is confirmed upon receipt of the goods. Payment will be made by the customer after the invoice is issued. The Company is a principal because it controls the promised goods or services before transferring them to a customer. This control is determined by the following indicators 1) The Company is the primary obligor in the sales transaction and responsible for providing products and services, 2) The Company bears the inventory risk. The Company will first indemnify customers for product damage and then request reimbursements from suppliers if the suppliers are determined to be responsible for the damage. 3) The Company selects suppliers and runs the entire sales process. 4) The Company sets the product price and has control over the entire transaction.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

Inventory, net

Inventories consist of raw materials and finished goods and are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the weighted average basis. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products.

Income taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC For the year ended December 31, 2019 and 2018. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 “Accounting for Uncertainty in Income Taxes,” prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2019 and 2018. All tax returns since the Company’s inception are subject to examination by tax authorities.

B. Liquidity and Capital Resources

We had cash of $7,027,964 and $546,294 as of December 31, 2020 and 2019, respectively. Net loss was $2.2 million and $1.8 million for years ended December 31, 2020 and 2019. Excluding the loan receivable, the Company had negative working capital of $3.1 million and negative $1.6 million as of December 31, 2020 and 2019, respectively. We have funded working capital and other capital requirements primarily by equity contributions from shareholders. Cash is required to pay purchase costs for inventory, salaries, selling expenses, rental expenses, income taxes, and other operating expenses.

In assessing our liquidity, management monitors and analyses our cash on hand, ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments. In addition, our major shareholders have been providing and will continue to provide their personal funds, if necessary, to support the Company on an as-needed basis. In 2020, major shareholders have contributed approximately $164,000 to the Company. In 2020, the Company also received additional related party loan of approximately $1 million from Changbin Xia, shareholder of the Company. In order to fully implement our business plan and sustain continued growth, we may also need to obtain additional financing support from local banks or raise capital from outside investors. Our investment in loan receivable made in December 2020 is of one-year term,. In June, we decided to transfer the loan receivable to a third party ultimately controlled by the State-owned Assets Supervision and Administration Commission.

Cash flows for the years ended December 31, 2020 and 2019

The following table sets forth cash flow data for the year ended December 31, 2020, 2019 and 2018:

	Years Ended
	December 31,
	2020	2019	2018
Net cash used in operating activities	$4,851,774	$(409,069)	$(533,224)
Net cash used in investing activities	(26,455,285)	(152,944)	(302,083)
Net cash provided by financing activities	27,672,026	1,004,934	923,876
Effect of changes of foreign exchange rate on cash	413,155	4,014	1,252
Net increase in cash and cash equivalents	$6,481,670	$446,935	$89,821

Operating Activities

Net cash provided by operating activities was approximately $4.9 million for the year ended December 31, 2020. Net cash provided by operating activities in fiscal year 2020 mainly consisted of net loss of $2.2 million, adjustments of $0.3 million non-cash items, an increase of $1.2 million in inventory, an increase of approximately $4.2 million in accounts payable, an increase of $3.6 million in advance from customers and an increase of $1.2 million in accrued expense and other liabilities.

Net cash used in operating activities was approximately $0.4 million for the year ended December 31, 2019. Net cash used in operating activities in fiscal year 2019 mainly consisted of net loss of $1.8 million, adjustments of $0.3 million non-cash items, an increase of approximately $0.2 million in inventory, an increase of approximately $0.6 million in advance to suppliers, an increase of approximately $0.8 million in accounts payable, an increase of $1.3 million in advance from customers and an increase of $0.2 million in accrued expense and other liabilities.

Net cash used in operating activities was approximately $0.5 million for the year ended December 31, 2018. Net cash used in operating activities in fiscal year 2018 mainly consisted of net loss of $1.0 million, adjustments of $59,834 non-cash items, an increase of approximately $0.2 million in prepaid expenses, an increase of approximately $0.4 million in accounts payable, an increase of $0.1 million in advance from customers and an increase of $0.1 million in accrued expense and other liabilities.

Investing Activities

Net cash used in investing activities was approximately $26.5 million for the year ended December 31, 2020, which was mainly investment in loan receivable of $26.5 million.

Net cash used in investing activities was $152,944 for the year ended December 31, 2019, which consisted of short-term investment of $72,371 and purchase of property and equipment of 80,573.

Net cash used in investing activities was $302,083 for the year ended December 31, 2018, which consisted of investment in office renovation of $272,361 and purchase of property and equipment of 29,722.

Financing Activities

Net cash provided by financing activities was approximately $27.7 million for the year ended December 31, 2020, which consisted of proceeds from IPO of $21.5 million, IPO proceeds due to related party of $5 million, proceeds from related party loan of $1.0 million and capital contribution of $0.2 million.

Net cash provided by financing activities was approximately $1.0 million for the year ended December 31, 2019, which consisted of proceeds from related party loan of $0.1 million and capital contribution of $0.9 million.

Net cash provided by financing activities was approximately $0.9 million for the year ended December 31, 2018, which consisted of proceeds from related party loan of $0.8 million and capital contribution of $0.1 million.

Capital Expenditures

We had capital expenditures of $27,705, $152,944 and $302,083 for the years ended December 31, 2020, 2019 and 2018, respectively.

Recent accounting pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Consolidated Financial Statements.

C. Research and Development, Patent and Licenses, etc.

Please refer to Item 4 Subparagraph B, “Information on the Company—Business Overview—Research and Development” and “—Intellectual Property Rights.”

D. Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements.

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations.

The Company leases two offices under operating leases. The following table summarizes our contractual obligations, which are comprised entirely of operating lease obligations as of December 31, 2020, and the effect these obligations expected to have on our liquidity and cash flows in future periods:

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	874,799	304,432	570,367	-	-
Total	874,799	304,432	570,367	-	-

None of the Company’s liabilities, other than obligations under operating leases, disclosed on the balance sheet represents contractual obligations.

G. Safe Harbor.

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Set forth below is information concerning our directors and executive officers as of the date of this annual report:

Name	Age	Position(s)
Xiaogang Qin	46	Chief Executive Officer
Lin He	38	Chief Financial Officer
Peijiang Chen	59	Chairman
Alex P. Hamilton	49	Independent Director
Jiangping (Gary) Xiao	43	Independent Director
Xiaode Zhang	65	Independent Director

The business address of each of the officers and directors is B401, 4th Floor Building 12, Hangcheng Street, Hourui No. 2 Industrial District, Southern Section, Zhichuang Juzhen Double Creative Park, Bao’an District, Shenzhen, People’s Republic of China.

The following is a brief biography of each of our executive officers and directors:

Executive Officers:

Xiaogang Qin - Chief Executive Officer

Mr. Xiaogang Qin, aged 46, is an agriculture and agricultural products technology specialist in the agriculture industry, who has extensive experience in management, marketing and the food industry. Mr. Qin graduated from the China Agricultural University and received a Bachelor’s degree in Agricultural Product Storage and Processing in June 1997. In 2004, he joined Lam Soon Hong Kong Group as Marketing and Brand Manager of its subsidiaries until October 2011. From October 2013 to May 2015, he served as General Manager of Shenzhen Zao Hua Xiang Ecological Food Co., Ltd. From November 2016 to February 2018, he served as Brand Director at Hainan Ye Dao Alcohol Industry Development Co., Ltd. From March 2018 to May 2019, he served as General Manager of Shenzhen Zheng Tian Ran Industrial Co., Ltd. He joined Wunong Shenzhen as its Chief Executive Officer in May 2019.

Lin He - Chief Financial Officer

Mr. Lin He has been our Chief Financial Officer since joining us in June 2019. Mr. He, age 38, graduated from the Hunan University of Technology and Business (previously known as Hunan Business College) with a Bachelor’s degree in Financing in June 2007. After graduation, he started his career as an Administrative Director from March 2009 through April 2011. From January 2011, he studied accounting at China Accounting Online School (www.chinaacc.com) and obtained a Certified Public Accountant certificate in December 2013. Based on his financing academic background, coupled with his accounting knowledge, he changed his career path and worked as an accountant and auditor at Pan-China Certified Public Accountants from June 2011 to March 2014. Between April 2014 and August 2017, he served as Financial Manager and Risk Management Director at Zhong Cai International Fund Management (Shenzhen) Co., Ltd. In September 2017, he joined Shenzhen Lixin Chuangyuan Technology Co., Ltd and served as its Financial Director until May 2019 when he joined us.

Non-Management Directors

Peijiang Chen – Chairman, Independent Director

Mr. Peijiang Chen, age 59, has extensive experience in company management. From July 2016 to September 2018, Mr. Chen was the legal representative of Shenzhen Yue Long Teng Da Sports Information Technology Limited Company. From June 2015 to October 2018, Mr. Chen served as Chairman of the board of directors at Wunong Technology (Shenzhen) Co., Ltd. Mr. Chen is also the Chairman and shareholder of an inactive shell company listed on the OTC Markets. Mr. Chen received his Bachelor’s degree in Electrical Automation in Industrial Enterprises from Jilin Teachers College of Engineering in 1985. Mr. Chen is our Chairman and an independent director.

Alex P. Hamilton – Director

Mr. Alex P. Hamilton, age 49, is the Co-Founder, Principal, President and Head of Investment Banking of Donald Capital, LLC. Mr. Hamilton is a seasoned financial executive, with over 25 years of experience as a strategic advisor, entrepreneur and investor.

Alex’s vast and expansive experience includes having been CFO and director of a company that has gone through the process of going public as an operator. In April 2016, Mr. Hamilton founded Hamilton Laundry, and has served as its Chief Executive Officer since then. Mr. Hamilton also founded Hamilton Strategy in November 2014, and has served as its Chief Executive Officer since. From November 2013 to November 2014, Mr. Hamilton was the President of Kei Advisors. Mr. Hamilton was also the Co-Founder of Donald Capital LLC, and has served as its President since May 2019. Mr. Hamilton obtained his B.A. in Economics from Brandeis University in 1994.

Jiangping (Gary) Xiao – Director

Mr. Jiangping (Gary) Xiao, age 43, has been the Vice President of Finance and Accounting at Hilco IP Merchant Bank since 2019. Prior to that, he was the Chief Financial Officer of Professional Diversity Network, Inc., from March 2017 to March 2019. From 2013 to 2016, Mr. Xiao was the Chief Financial Officer and Controller of Petstages. Earlier in his career, Mr. Xiao served as the Controller of the Operations Management Group of The Jordan Company, a private equity firm, from August 2008 to May 2013, and as a Senior Finance Associate, Financial Planning and Analysis of United Airline from June 2006 to August 2008. Mr. Xiao obtained a Master of Business Administration from the Ross School of Business Management at the University of Michigan in 2006 and a B.A. in accounting from Tsinghua University in Beijing, China, in 2000. Mr. Xiao joined us as an independent director on December 14, 2020.

Xiaode Zhang – Director

Mr. Xiaode Zhang, age 65, has been the Deputy Director of the China National School of Administration since 2014. From 2014 to May 2018, Mr. Zhang was a Director at the Center for Ecological Civilization Studies of the National School of Administration. Mr. Zhang has been an Expert Committee Member of the National Climate Experts Committee since 2017. Mr. Zhang has also been a Director of the China Organic Conference since 2016. Mr. Zhang obtained his Bachelor’s degree in Economics from Economic of Shanxi University in 1982, and a Ph.D. in Economics from Renmin University of China. Mr. Zhang joined us as an independent director on December 14, 2020.

Directors and Officers of Wunong Shenzhen

Messrs Xiaogang Qin and Lin He are the Chief Executive Officer and Chief Financial Officer of Wunong Shenzhen, respectively. Messrs Peijiang Chen, Xiaogang Qin, Lin He, Changbin Xia and Hanwu Yang are directors of Wunong Shenzhen.

Changbin Xia – Director of Wunong Shenzhen

Mr. Changbin Xia, age 48, has extensive experience in company management, marketing and financing. From October 1989 through November 1992, he was a Guard Team Sergeant with the Sichuan PAP (Chinese People’s Armed Police Force) Corps. From 1993 to 2010, he worked as sales and manager at several industrial supply and trading companies. From 2011 to 2016, Mr. Xia joined Guangxi Nanning Zhu Hu Real Estate Co., Ltd as its General Manager. From 2017 till present, Mr. Xia has been the General Manager of Hunan Shangnong Network Technology Co., Ltd. Mr. Xia joined Wunong Shenzhen in 2017, and served as its Chief Executive Officer from March 2017 until April 2019. Mr. Xia now serves as a director of Wunong Shenzhen.

Hanwu Yang – Director of Wunong Shenzhen

Mr. Hanwu Yang, age 46, is a marketing specialist with over ten years’ experience in marketing. Mr. Yang graduated from Shanxi Normal University and received a Bachelor’s degree in Chinese Language and Literature in July 2002. He started his career as a Tutor in Chinese Language at Weinan Normal College after graduation. Starting from July 2005 through September 2016, he changed his career path and assumed the position as salesman for YOFOTO (China) Health Industry Co., Ltd. He joined Wunong Shenzhen in 2017 as its General Manager and is now its Marketing Director.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K Our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

B. Compensation.

Executive Compensation

Our compensation committee approves our salaries and benefit policies. They determine the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended December 31, 2020 earned by or paid to our chief executive officer and chief financial officer (the “named executive officers” identified in Item 6.A. above).

Name and Position	Year	Salary ($)	Bonus ($)	Stock / Share Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Xiaogang Qin(1)	2020	3,771	16,114	0	0	0	0	7,886	27,771
Chief Executive Officer

Lin He (2)	2020	3,771	10,457	0	0	0	0	4,629	18,857
Chief Financial Officer

(1) On May 1, 2019, Wunong Shenzhen entered into an employment agreement with our Chief Executive Officer, Mr. Xiaogang Qin, pursuant to which he receives an annual base salary of $3,771 plus other remuneration, including, but not limited to, post allowance, performance-related pay, subsidies for work meals, transportation, housing, and confidentiality obligations. Mr. Qin’s employment is for an initial term of three years and may be renewed by the parties within thirty (30) days prior to the expiration of the employment agreement. The amount reflects salary paid to Mr. Qin for services rendered to our operating subsidiary, Wunong Shenzhen and Wunong.

(2) On May 1, 2019, Wunong Shenzhen entered into an employment agreement with our Chief Financial Officer, Mr. Lin He, pursuant to which he receives an annual base salary of $3,771 plus other remuneration, including, but not limited to, post allowance, performance-related pay, subsidies for work meals, transportation, housing, and confidentiality obligations. Mr. He’s employment is for an initial term of three years and may be renewed by the parties within thirty (30) days prior to the expiration of the employment agreement. The amount reflects salary paid to Mr. He for services rendered to our operating subsidiary, Wunong Shenzhen and Wunong.

C. Board practices.

Board of Directors

Our board of directors consists of four (4) directors.

The directors will be re-elected at our annual general meeting of shareholders on an annual basis.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Copy of our committee charters are to be posted on our corporate investor relations website at https://www.wnw108.com/governance.html prior to our listing on the Nasdaq.

Audit Committee. The audit committee comprises Messrs Alex P. Hamilton, Jiangping (Gary) Xiao and Xiaode Zhang with Mr. Hamilton serving as chairman. Our board of directors has determined that both Mr. Hamilton and Mr. Xiao qualify as audit committee financial experts and have the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and required under Nasdaq Rule 5605(c)(2)(A). We have also determined that Messrs Hamilton, Xiao and Zhang satisfy the “independence” requirements for purposes of serving on an audit committee under Rule 10A-3 of the Exchange Act and of Nasdaq Rule 5605(a)(2).

Our board of directors has also adopted a written charter for the audit committee which the audit committee reviews and reassesses for adequacy on an annual basis. A copy of the audit committee’s current charter is available at our corporate Website.

Compensation Committee. The Compensation Committee comprises Messrs Alex P. Hamilton, Jiangping (Gary) Xiao and Xiaode Zhang, with Mr. Zhang serving as chairman. We have also determined that Messrs Hamilton, Xiao and Zhang, satisfy the “independence” requirements of Nasdaq Rule 5605(a)(2). The compensation committee oversees the compensation of our chief executive officer and our other executive officers and reviews our overall compensation policies for employees generally. If so authorized by the board of directors, the committee may also serve as the granting and administrative committee under any option or other equity-based compensation plans which we may adopt. The compensation committee does not delegate its authority to fix compensation; however, as to officers who report to the chief executive officer, the compensation committee consults with the chief executive officer, who may make recommendations to the compensation committee. Any recommendations by the chief executive officer are accompanied by an analysis of the basis for the recommendations. The committee will also discuss compensation policies for employees who are not officers with the chief executive officer and other responsible officers. A copy of the compensation committee’s current charter is available at our corporate Website.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee comprises Messrs Alex P. Hamilton, Jiangping (Gary) Xiao and Xiaode Zhang, with Mr. Xiao serving as chairman. We have also determined that Messrs Hamilton, Xiao and Zhang, satisfy the “independence” requirements of Nasdaq Rule 5605(a)(2). The governance and nominating committee is involved in evaluating the desirability of and recommending to the board any changes in the size and composition of the board, evaluation of and successor planning for the chief executive officer and other executive officers. The qualifications of any candidate for director will be subject to the same extensive general and specific criteria applicable to director candidates generally. A copy of the nominating committee’s current charter is available at our corporate Website.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The Code of Business Conduct and Ethics is currently available at our corporate website https://www.wnw108.com/governance.html.

Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Each of our directors will hold office until the expiration of his or her term as provided in the written agreement with our company, if any, and until his or her successor has been elected or appointed. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director shall forthwith disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to all other directors that a director is a member, director, or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure in relation to that transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the Company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Employment Agreements with Named Executive Officers and Directors

We have entered into employment agreements with each of the named executive officers. Under these agreements, each of the named executive officers is employed for a specified time period and is entitled to receive annual salary plus other remuneration, pension insurance, medical insurance, maternity insurance, unemployment insurance, work-related injury insurance, housing provident funds and other benefits pursuant to PRC law. We and the named executive officers may terminate the employment upon mutual agreement. The named executive officers may terminate the employment by giving thirty days advance written notice. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as serious violation of the Company’s rules and regulations, gross neglect of duty and misconduct resulting in large economic losses to the Company, damaging the Company’s image through defamation or disseminating rumors about the Company or its employees outside the Company, We may also terminate the employment for cause, with thirty days advance written notice and one month’s salary, for certain acts of the executive officer, such as illness, non-work related injury resulting in inability to work in the previous position or a newly assigned position after recovery, and inability to perform the assigned work and failure to perform the assigned tasks even after training or adjustment of position. The employment agreements will be terminated upon (1) expiry of the employment, (2) the entitlement of the named executive officers to the pension insurance, (3) the death of the named executive officers, (4) the bankruptcy of the Company pursuant to law, and (5) revocation of the Company’s business license, shutdown of the business pursuant to the order issued by the relevant authority, or earlier dissolution of the Company.

Each named executive officer has agreed not to be involved in a second occupation during the period of employment. Without our prior written consent or related mutual agreement, he shall not, directly or indirectly, hold any position in any other enterprises providing same or similar products or services.

Each named executive officer has agreed to be bound by non-competition restrictions during the term of his employment and for two years following termination of the employment. The executive officers are not allowed to contact our customers for business after termination of the employment and we have the right to bring legal action against them in the event of any losses so caused by their breach of said restrictions.

In addition, each named executive officer has agreed that the title to the intellectual property, including but not limited to patents and copyrights, created by him during the course of his employment, is vested in the Company. In exchange, the Company will compensate him based on the economic returns so derived.

We have entered into confidentiality agreements with each of the named executive officers. Each named executive officer has agreed (1) not to inquire about the trade secrets which are unrelated to the performance of his work; (2) not to disclose the trade secrets of the Company to any third party; (3) not to allow any third party to use or acquire the trade secrets of the Company, except as required in the performance of his or her duties in connection with the employment or pursuant to the instruction of the Company; (4) not to use the trade secrets of the Company for its own benefits; (5) to hold the trade secrets in strict confidence and report to the Company if the trade secrets are disclosed; and (6) to keep other confidential obligations. As a compensation, each named executive officer is entitled to receive a monthly confidentiality fee of $70.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law or the Company’s instruction, any of our trade secrets, the trade secrets of our business partners and customers received by us and for which we have confidential obligations.

We have entered into director agreements with each of our independent director appointees. Their appointments will be effective on the date of close of our Offering and the listing of our Ordinary Shares on the Nasdaq Capital Market. These agreements set forth the services to be provided and compensation to be received by our independent directors, as well as the independent directors’ obligations in terms of confidentiality, non-competition and non-solicitation. Pursuant to these agreements, the directorship of our independent director appointees will last until the earlier of (i) the date on which the director ceases to be a member of our board of directors for any reason or (ii) the next annual meeting of shareholders if the director is not re-elected.

Compensation of Directors

Director Compensation — Non-Employee Directors

We have agreed to pay our independent directors an annual cash retainer of $15,000, subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. For the year ended December 31, 2020, we paid our non-employee directors, Messrs Alex P. Hamilton and Jiangping (Gary) Xiao $3,750 each as they joined the board of directors on December 14, 2020. Mr. Xiaode Zhang received RMB77,000 (approximately $11,153) for the year ended December 31, 2020.

Employee directors will not receive any additional remuneration for serving as directors other than their remuneration as employees of us or. Further pursuant to our employment agreements, we do not provide benefits to these directors upon termination of employment.

Compensation of Directors of Wunong Shenzhen

The following table sets forth certain information with respect to compensation for the year ended December 31, 2020 earned by directors of Wunong Shenzhen.

Name and Principal Position	Year	Fee earned or paid in Cash ($)	Base Compensation and bonus ($)	Share Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred ($)	All Other Compensation ($)	Total ($)
Changbin Xia[1]	2020	3,824	27,004	—	—	—	—	8,018	38,846

Hanwu Yang[2]	2020	3,824	27,832	—	—	—	—	8,766	40,422

Peijiang Chen[3]	2020	3,824	30,242	—	—	—	—	7,670	41,736

(1) Mr. Xia was appointed director of Wunong Shenzhen on January 1, 2017. His annual director compensation was RMB216,000 (approximately, $30,857), RMB218,440 (approximately $31,206) and RMB 221,400 (approximately, $31,629) for 2017, 2018 and 2019. On January 1, 2020, Mr. Xia signed a director appointment letter with a new three-year term. His annual compensation was RMB 268,202 (approximately, $38,846) for 2020.

(2) Mr. Yang was appointed director of Wunong Shenzhen on January 1, 2017. His annual director compensation was RMB 218,400 (approximately, $31,200) for 2019 but received no compensation for 2017 and 2018. On January 1, 2020, Mr. Yang signed a director appointment letter with a new three-year term. His annual compensation was RMB 279,079 (approximately, $40,422) for 2020.

(3) Mr. Chen was appointed director of Wunong Shenzhen on January 1, 2017. His annual director compensation was RMB 232,800 (approximately, $33,257) for 2019 but received no compensation for 2017 and 2018. On January 1, 2020, Mr. Chen signed a director appointment letter with a new three-year term. His annual compensation was RMB 288,152 (approximately, $41,736) for 2020.

D. Employees.

As of the date of this annual report, we employed a total of 56 employees, located in Shenzhen, China. The following table sets forth breakdown of our employees by function:

Function	Number of Employees	% of Total
General Manager’s Office	3	5.4%
Financial center	2	3.6%
Financial staff	4	7.1%
Human resources and administrative personnel	5	8.9%
Technical staff	15	26.9%
Products department	4	7.1%
Operating department	7	12.5%
Erand promoting department	7	12.5%
Marketing department	4	7.1%
Quality control department	1	1.8%
Customer service department	4	7.1%

As required by regulations in China, we participate in various employee social security plans that are organized by local governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and to date, we have not experienced any significant labor disputes.

E. Share ownership.

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of the annual report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;
●	Each of our director, director nominees and named executive officers;
●	All directors and named executive officers as a group and

In addition, the following table assumes that the over-subscription option has not been exercised.

Our Company is authorized to issue an unlimited number of Ordinary Shares with no par value. The number and percentage of Ordinary Shares beneficially owned are based on 25,000,000 Ordinary Shares issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. None of our shareholders as of the date of this annual report is a record holder in the United States. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at B401, 4th Floor Building 12, Hangcheng Street, Hourui No. 2 Industrial District, Southern Section, Zhichuang Juzhen Double Creative Park, Bao’an District, Shenzhen, People’s Republic of China. As of the date of this annual report, we have 21 shareholders of record.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers:
Peijiang Chen, Chairman and Director(1)	4,350,043.50	17.40%
Xiaogang Qin, CEO	-	-
Lin He, CFO	-	-
Alex P. Hamilton	-	-
Jiangping (Gary) Xiao	-	-
Xiaode Zhang	-	-

Directors and Executive Officers as a Group (6 persons)	4,350,043.50	17.40%

5% Beneficial Owners
Union International Company Limited (2) Vistra Corporate Services Centre,Wickhams Cay II, Road Town,Tortola, VG1110, British Virgin Islands	5,100,051.00	20.40%

Kindness Global Company Limited (1)	4,350,043.50	17.40%
Four Dimensions Global Investment Limited(3)	2,400,024.00	9.60%

Wisdom Global Company Limited(4)	2,400,024.00	9.60%

Soaring International Company Limited(5) 30 de Castro Street, Wickhams Cay 1, P. O. Box 4519, Road Town, Tortola, British Virgin Islands	2,000,120.00	8.00%

(1)	Kindness Global Company Limited, a BVI company incorporated in October 1, 2018 that is 100% owned by Mr. Peijiang Chen, our Chairman and director and also shareholder and director of Wunong Shenzhen. Mr. Chen is deemed to beneficially own the 4,350,043.500435 Ordinary Shares owned by Kindness Global Company Limited and has sole voting and dispositive powers over these shares.
(2)	Union International Company Limited, a BVI company that is 100% owned by 14 PRC citizens and natural persons. The 14 individuals comprise Changbin Xia (12.24%), Haiyan Qin (26.53%), Hui Wang (15.31%), Dongling Li (9.18%), Chunhua Shi (1.02%), Yanling Qi (1.02%), Dong Liu (1.02%), Tao Qiao (9.18%), Weixia Liu (7.14%), Naikang Meng (7.14%), Jie Bai (7.14%), Mei Gao (1.02%), Fuxiong Ma (1.02%) and Weidong Zhu (1.02%) and each is deemed to beneficially own and has sole voting and dispositive powers over the 5,100,051.000510 Ordinary Shares in accordance with their respective percentage interests in the partnership. The 14 individuals also comprise a PRC limited partnership, Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership).
(3)	Four Dimensions Global Investment Limited, a BVI company that is 100% owned by Mr. Changbin Xia, a Chinese citizen and a shareholder and director of Wunong Shenzhen. Mr. Xia is deemed to beneficially own the 2,400,024.000240 Ordinary Shares owned by Four Dimensions Global Investment Limited and has sole voting and dispositive powers over these shares. Additionally, Mr. Xia is deemed to beneficially own and has sole voting and dispositive powers over 624,246.2424 Ordinary Shares held by Union International Company Limited by virtue of his shareholding in Union International Company Limited.
(4)	Wisdom Global Company Limited, a BVI company that is 100% owned by Mr. Hanwu Yang, a Chinese citizen and a shareholder and director of Wunong Shenzhen. Mr. Yang is deemed to beneficially own the 2,400,024.000240 Ordinary Shares owned by Wisdom Global Company Limited and has sole voting and dispositive powers over these shares.
(5)	Soaring International Company Limited is a BVI company that is owned solely by Xin Jin, a PRC citizen and Jin is deemed to beneficially own the Ordinary Shares owned by Soaring International Company Limited and has sole voting and dispositive powers over these shares.

Item 7. Major Shareholders and Related Party Transaction

A. Major Shareholders.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related party transactions.

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below are certain transactions for the year ended December 31,2020, to which we have been a participant and in which the amount involved in the transaction is material to us and the other party/parties is/are : (a) an enterprise/enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over us, and close members of any such individuals’ family; (d) key management personnel, that is, persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management and close members of such individuals’ families; and (e)enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Hanwu Yang	Shareholder of the Company
Changbin Xia	Shareholder of the Company
Eternal Horizon International Company Limited	Shareholder of the Company
Yanping Guo	Legal representative of Vande
Mishan City Shenmi Dazhong Management Consulting Partnership (“ShenMi DaZhong”)	Shareholder of the Company
Haiyan Qin, Hui Wang and other 11 individuals	Shareholders of ShenMi DaZhong
Shan’xi Nongbei New Agriculture Technology Co.,Ltd and other 8 companies	Associated with shareholders of ShenMi DaZhong

Due to related parties

As of December 31, 2020, we had amounts due to Eternal Horizon International Company Limited, one of our shareholders, of $4,999,550.In the IPO, the underwriter purchased 999,910 Ordinary Shares from Eternal Horizon International Company Limited for $4,999,550. The gross proceeds were wired into our account and was invested in a loan receivable together with net proceeds from IPO.

As of December 31, 2020, we borrowed loans as working capital from two shareholders Changbin Xia and Hanwu Yang as well as the legal representative of Vande. The balance due to related parties was $2,023,420 and $3,974, which is interest-free and due on demand.

During the year ended December 31, 2020, 2019 and 2018, we purchased $33,529, $35,977 and $36,987 worth of food products from related parties. As of December 31, 2020 and 2019, the accounts payable to these related parties are $779 and $7,773, respectively. For the years ended December 31, 2020, 2019 and 2018, sales to related parties are $118,966, $125,526 and nil, respectively.

The Company’s shareholder, ShenMi DaZhong, and ShenMi Da Zhong’s limited partners have received sales commissions of $281,181, $103,832 and $36,655 during the years ended December 31, 2020, 2019 and 2018.

C. Interests of experts and counsel.

No disclosure is required in response to this Item.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

A contract dispute exists between the Company and Lei Shi. On January 7, 2020, we applied to the Shenzhen Baoan District People’s Court for the property preservation of Lei Shi’s property for a value of RMB 1,200,000 (approximately, $172,804), and an insurance policy provided by Tian’an Property Insurance Co., Ltd. Shenzhen Branch as a guarantee. According to the Civil Judgement issued by the Shenzhen Baoan District People’s Court on April 24, 2020, Lei Shi was ordered to return RMB 1,000,000 (approximately, $141,217) and pay the liquidated damages of RMB 200,000 (approximately, $28,243). As of the date of this annual report, the case has entered the execution stage . The court garnished Lei Shi’s bank account and restricted the movement of funds.

Other than the proceeding disclosed above, we are currently not a party to any legal or administrative proceedings that will likely have material impact on our business operations, financial condition or results of operations. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in additional costs and diversion of our resources, including our management’s time and attention.

Dividend Policy

The holders of our Ordinary Shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our Ordinary Shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

Subject to the BVI Act and our memorandum and articles, our directors may, by resolution, declare dividends at a time and amount as they think fit if they are satisfied, based on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. There is no further BVI law restriction on the amount of funds which may be distributed by us by dividend, including all amounts paid by way of the subscription price for Ordinary Shares regardless of whether such amounts may be wholly or partially treated as share capital or share premium under certain accounting principles. Shareholder approval is not (except as otherwise provided in our memorandum or articles) required to pay dividends under BVI law. In accordance with, and subject to, our memorandum and articles, no dividend shall bear interest as against the Company (except as otherwise provided in our memorandum or articles).

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Vande.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to Vande only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiary in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve funds until the accumulative amount of such funds reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of such entity. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiary and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Vande may be considered a non-resident enterprise for tax purposes, so that any dividends Wunong Shenzhen pays to Vande may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of the PRC enterprise. However, pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (b) the Hong Kong enterprise must have directly owned no less than 25% equity interests in the PRC resident enterprise during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Vande. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Vande intends to apply for the tax resident certificate when Wunong Shenzhen plans to declare and pay dividends to Vande.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing.

A. Offer and listing details.

Our Ordinary Shares began trading on the NASDAQ Capital Market on December 15, 2020 under the symbol “WNW.” Prior to that there was no market for our Ordinary Shares.

The following table sets forth the annual high and low last trade prices of our ordinary shares as reported by the NASDAQ Capital Market during the fiscal year 2020 and the last fiscal quarter of 2020. The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low
Fiscal Year ended December 31, 2020
Fiscal Quarter ended December 31, 2020	$122.50	$12.05

The following table sets forth the monthly high and low last trade prices of our Ordinary Shares as reported by the NASDAQ Capital Market for each month during the six months preceding the date of this annual report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low
Month Ended:
May 31, 2021	$9.19	$6.21
April 30, 2021	$11.60	$8.21
March 31, 2021	$16.56	$8.30
February 28, 2021	$32.19	$11.45
January 31, 2021	$39.98	$17.87
December 31, 2020	$122.50	$12.05

B. Plan of distribution.

No disclosure is required in response to this Item.

C. Markets.

Our Ordinary Shares began trading on the NASDAQ Capital Market on December 15, 2020 under the symbol “WNW.” Prior to that there was no market for our Ordinary Shares.

D. Selling Shareholders.

No disclosure is required in response to this Item.

E. Dilution.

No disclosure is required in response to this Item.

F. Expenses of the Issue.

No disclosure is required in response to this Item.

Item 10. Additional Information.

A. Share Capital.

We were incorporated in the British Virgin Islands as a business company with liability limited by shares on December 4, 2018 with the specific purpose to become the legal vehicle for Wunong Shenzhen to go public in the U.S. As inducement for Peijiang Chen, Hanwu Yang, Changbin Xia and Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership) (“Wunong Shenzhen Shareholders”) who together hold 100% shares of Wunong Shenzhen to enter into the VIE Agreements pursuant to which the Company shall obtain absolute control rights and the rights to the assets, property and revenue of Wunong Shenzhen, the Company issued an aggregate of 50,000 shares to the Wunong Shenzhen Shareholders. On December 4, 2018, we issued 34,000 Ordinary Shares to Kindness Global Company Limited, a BVI company 100% owned by Kindness Global Holdings Limited, a BVI company, which is 100% owned by Mr. Peijiang Chen, a shareholder and director of Wunong Shenzhen and our Chairman and director. On the same day, we issued 8,000 Ordinary Shares to Four Dimensions Global Investment Limited, a BVI company 100% owned by Four Dimensions Global Holdings Limited, a BVI company, which is 100% owned by Mr. Changbin Xia, a shareholder and director of Wunong Shenzhen and another 8,0000 Ordinary Shares to Wisdom Global Company Limited, a BVI company, which is 100% owned by Wisdom Global Holdings Limited, a BVI company, and in turn is 100% owned by Mr. Hanwu Yang, a shareholder and director of Wunong Shenzhen.

On February 14, 2019, Kindness Global Company Limited transferred 17,000 Ordinary Shares to Union International Company Limited, a BVI company that is 100% owned by Union International Holdings Limited, a BVI company, which is, in turn, 100% owned by Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership), a PRC limited partnership comprising 14 partners, all of whom are PRC citizens and natural persons.

On November 15, 2019, Kindness Global Company Limited transferred 2,500 Ordinary Shares to Fragrance International Group Company Limited. Also on November 15, 2019, we issued 6,667 Ordinary Shares to Soaring International Company Limited and 3,333 Ordinary Shares to each of Morning Choice International Company Limited, August International Group Company Limited and Eternal Horizon International Company Limited.

On December 2, 2019, we filed amended memorandum and articles of association with the BVI Registry of Corporate Affairs to change the par value of our Ordinary Shares from $1 to no par value and to forward split our issued and outstanding Ordinary Shares from 66,666 to 20,000,000.

On December 17, 2020, we priced the initial public offering of 5,000,000 Ordinary Shares at a price of $5.00 per share to the public for a total of US$25,000,000 of gross proceeds. In addition, the underwriters purchased 999,910 ordinary shares from a selling shareholder for $4,999,550 for a total of US$29,999,550 in total gross proceeds from the offering. Our Ordinary Shares began trading on the Nasdaq Capital Market on December 15, 2020 under the symbol “WNW” and the initial public offering closed on December 17, 2020.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

B. Memorandum and articles of association.

We a holding company incorporated under the laws of the British Virgin Islands on December 4, 2018. Our affairs are governed by the provisions of our Memorandum and Articles, as amended and/or restated from time to time, and the BVI Act, and the applicable laws of the BVI (including applicable common law).

Our memorandum authorizes us to issue an unlimited number of shares at no par value of a single class. All of our issued Ordinary Shares are fully paid and non-assessable. We may, but are not required to if the rules of the senior national exchange allow, issue share certificates specifying the number of Ordinary Shares held by each holder of Ordinary Shares in the Company. Our shareholders may freely hold and vote their Ordinary Shares.

Our memorandum and articles permit the directors, by way of resolution of directors, to fix the emoluments of directors with respect to services to be rendered in any capacity to the Company. All decisions about the compensation of directors will be recommended by the compensation committee, and approved by way of resolution of directors of the Company.

The following description of our authorized shares and our constitutional rules under our memorandum and articles is qualified in its entirety by reference to our memorandum and articles, which have been filed as an exhibit to the registration statement of which this prospectus is a part.

Memorandum and Articles of Association

The following discussion describes our amended and restated memorandum and articles of association that (subject to any limitations, restrictions or modifications in our memorandum and articles of association; and subject to any rights or restrictions attaching to any shares) will be in effect upon the completion of this Offering:

Objects and Purposes, Register, and Shareholders. Subject to the BVI Act and BVI law, our objects and purposes are unlimited. Our register of members will be maintained by our transfer agent, Transhare Securities Transfer and Registrar. Under the BVI Act, a BVI company may treat the registered holder of a share as the only person entitled to (a) exercise any voting rights attaching to the share, (b) receive notices, (c) receive a distribution in respect of the share and (d) exercise other rights and powers attaching to the share. Consequently, as a matter of BVI Law, where a shareholder’s shares are registered in the name of a nominee such as Cede & Co, the nominee is entitled to receive notices, receive distributions and exercise rights in respect of any such shares registered in its name. The beneficial owners of the shares registered in a nominee’s name will therefore be reliant on their contractual arrangements with the nominee in order to receive notices and dividends and ensure the nominee exercises voting and other rights in respect of the shares in accordance with their directions.

Directors’ Powers. Under the BVI Act, subject to any modifications or limitations in a company’s memorandum and articles of association, a company’s business and affairs are managed by, or under the direction or supervision of, its directors; and directors generally have all powers necessary to manage a company. A director must disclose any interest he has on any proposal, arrangement or contract not entered into in the ordinary course of business and on usual terms and conditions. An interested director may (subject to the memorandum and articles of association) vote on a transaction in which he has an interest. In accordance with, and subject to, our memorandum and articles of association, the directors may by resolution of directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

Rights, Preferences and Restrictions of Ordinary Shares. Our directors may (subject to the memorandum and articles of association and BVI law) authorize dividends at such time and in such amount as they determine. Each Ordinary Share is entitled to one vote on any resolution of shareholders. In the event of a liquidation or dissolution of the Company, each Ordinary Share (subject to the memorandum and articles of association) is entitled to an equal share in all surplus assets remaining available for distribution to them after payment and discharge of all claims, debts, liabilities and obligations of the Company and after provision is made for each class of shares (if any) having preference over the Ordinary Shares. There are no sinking fund provisions applicable to our Ordinary Shares. Holders of our Ordinary Shares have no pre-emptive rights. Subject to the provisions of the BVI Act, we may, (subject to the memorandum and articles of association) with the consent of the shareholder whose shares are to be purchased, repurchase our Ordinary Shares in certain circumstances provided that the Company will, immediately after the repurchase, satisfy the solvency test. The Company will satisfy the solvency test, if (i) the value of the Company’s assets exceeds its liabilities; and (ii) the Company is able to pay its debts as they fall due.

In accordance with the BVI Act:

(i)	the Company may purchase, redeem or otherwise acquire its own shares in accordance with either (a) Sections 60, 61 and 62 of the BVI Act (save to the extent that those Sections are negated, modified or inconsistent with provisions for the purchase, redemption or acquisition of its own shares specified in the Company’s memorandum and articles of association); or (b) such other provisions for the purchase, redemption or acquisition of its own shares as may be specified in the Company’s memorandum and articles of association. The Company’s memorandum and articles of association provide that such Sections 60, 61 and 62 do not apply to the Company; and

(ii)	where a company may purchase, redeem or otherwise acquire its own shares otherwise than in accordance with Sections 60, 61 and 62 of the BVI Act, it may not purchase, redeem or otherwise acquire the shares without the consent of the member whose shares are to be purchased, redeemed or otherwise acquired, unless the Company is permitted by the memorandum and articles of association to purchase, redeem or otherwise acquire the shares without that consent; and

(iii)	unless the shares are held as treasury shares in accordance with Section 64 of the BVI Act, any shares acquired by the Company are deemed to be cancelled immediately on purchase, redemption or other acquisition.

Variation of the Rights of Shareholders. As permitted by the BVI Act and our memorandum and articles of association, the rights conferred upon the holders of the shares of any class of the Company may (subject to the memorandum and articles of association) only be varied, whether or not the Company being wound up, with the consent in writing of or by resolution passed at a meeting by the holders of more than 50 per cent of the issued shares of that class. A greater majority is required in relation to a scheme of arrangement and may be required in relation to a plan of arrangement.

Shareholder Meetings. In accordance with, and subject to, our memorandum and articles of association, (a) any director of the Company may convene meetings of the shareholders at such times as the director considers necessary or desirable (and the director convening a meeting of shareholders may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice); and (b) upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders. Under BVI Law, the memorandum and articles of association may be amended to decrease but not increase the required percentage to call a meeting above 30%. In accordance with, and subject to, our memorandum and articles of association, (a) the director convening a meeting shall give not less than 7 days’ notice of a meeting of shareholders to those shareholders whose names on the date the notice is given appear as shareholders in the register of members of the Company and are entitled to vote at the meeting; and the other directors; (b) a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all of the shares that that shareholder holds; (c) a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares or, where there exists more than one class of shares, not less than 50 per cent of each class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting; and (d) if within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the request of the shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

Dividends. Subject to the BVI Act and our memorandum and articles of association, the directors of the Company may, by resolution of directors, authorize a distribution by way of dividend at a time and amount as they think fit if they are satisfied, based on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. There is no further BVI Law restriction on the amount of funds which may be distributed by us by dividend, including all amounts paid by way of the subscription price for Ordinary Shares regardless of whether such amounts may be wholly or partially treated as share capital or share premium under certain accounting principles. Shareholder approval is not (except as otherwise provided in our memorandum articles of association) required to pay dividends under BVI Law. In accordance with, and subject to, our memorandum and articles of association, no dividend shall bear interest as against the Company (except as otherwise provided in our memorandum articles of association).

Disclosure of the Securities and Exchange Commission’s Position on Indemnification for Securities Act Liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer of Shares. Subject to any applicable restrictions or limitations arising pursuant to (i) our memorandum and articles of association; or (ii) the BVI Act, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve (such instrument of transfer being signed by the transferor and containing the name and address of the transferee). The BVI Act also provides that the shares of the Company, whilst listed on a recognized exchange such as the NYSE or Nasdaq, may be transferred without the need for a written instrument of transfer if the transfer is carried out within the laws, rules, procedures and other requirements applicable to shares registered on the recognized exchange and subject to the Company’s memorandum and articles of association and the Listed Companies and Funds Regulations of the British Virgin Islands. There are currently no provisions of the Listed Companies and Funds Regulations in force that would affect this. Our memorandum and articles of association also (save as otherwise provided therein) provide that shares may be dealt with by means of a system utilized for the purposes of holding and transferring of shares in uncertificated form.

Summary of Certain Significant Provisions of BVI Law

The BVI Act differs from laws applicable to US corporations and their shareholders. Set forth below is a summary of certain significant provisions of the BVI Act applicable to us (save to the extent that such provisions have been, to the extent permitted under the BVI Act, negated or modified in our memorandum and articles of association in accordance with the BVI Act).

Mergers, Consolidations and Similar Arrangements. The BVI Act provides for mergers as that expression is understood under US corporate law. Common law mergers are also permitted outside of the scope of the BVI Act. Under the BVI Act, two or more companies may either merge into one of such existing companies, or the surviving company, or consolidate with both existing companies ceasing to exist and forming a new company, or the consolidated company. The procedure for a merger or consolidation between the Company and another company (which need not be a BVI company, and which may be the Company’s parent, but need not be) is set out in the BVI Act. The directors of the BVI company or BVI companies which are to merge or consolidate must approve a written plan of merger or consolidation which must also be authorized by a resolution of members (and the outstanding shares of every class of shares that are entitled to vote on the merger or consolidation as a class if the memorandum articles of association so provide or if the plan of merger or consolidation contains any provisions that, if contained in a proposed amendment to the memorandum and articles of association, would entitle the class to vote on the proposed amendment as a class) of the shareholders of the BVI company or BVI companies which are to merge. A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the BVI Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation. The Company must then execute articles of merger or consolidation, containing certain prescribed details. The plan and articles of merger or consolidation are then filed with the Registrar of Corporate Affairs in the BVI, or the Registrar. If the surviving company or the consolidated company is to be incorporated under the laws of a jurisdiction outside BVI, it shall file the additional instruments required under Section 174(2)(b) of the BVI Act. The Registrar then (if he is satisfied that the requirements of the BVI Act have been complied with) registers, in the case of a merger, the articles of merger or consolidation and any amendment to the memorandum and articles of association of the surviving company and, in the case of a consolidation, the memorandum and articles of association of the new consolidated company and issues a certificate of merger or consolidation (which is conclusive evidence of compliance with all requirements of the BVI Act in respect of the merger or consolidation). The merger or consolidation is effective on the date that the articles of merger or consolidation are registered by the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation but if the surviving company or the consolidated company is a company incorporated under the laws of a jurisdiction outside the BVI, the merger or consolidation is effective as provided by the laws of that other jurisdiction.

As soon as a merger or consolidation becomes effective (inter alia), (a) the surviving company or consolidated company (so far as is consistent with its amended memorandum and articles, as amended or established by the articles of association of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) the memorandum and articles of association of any surviving company are automatically amended to the extent, if any, that changes to its amended memorandum and articles of association are contained in the articles of merger; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any shareholder, director, officer or agent thereof, is released or impaired by the merger or consolidation; and (f) no proceedings, whether civil or criminal, pending at the time of a merger or consolidation by or against a constituent company, or against any shareholder, director, officer or agent thereof, are abated or discontinued by the merger or consolidation, but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the shareholder, director, officer or agent thereof, as the case may be or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company but if the surviving company or the consolidated company is incorporated under the laws of a jurisdiction outside the BVI, the effect of the merger or consolidation is the same as noted previously except in so far as the laws of the other jurisdiction otherwise provide.

The Registrar shall strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation (save that this shall not apply to a foreign company).

If the directors determine it to be in the best interests of the Company, it is also possible for a merger to be approved as a court approved plan of arrangement or as a scheme of arrangement in accordance with (in each such case) the BVI Act. The convening of any necessary shareholders meetings and subsequently the arrangement must be authorized by the BVI court. A scheme of arrangement requires the approval of 75% of the votes of the shareholders or class of shareholders, as the case may be. If the effect of the scheme is different in relation to different shareholders, it may be necessary for them to vote separately in relation to the scheme, with it being required to secure the requisite approval level of each separate voting group. Under a plan of arrangement, a BVI court may determine what shareholder approvals are required and the manner of obtaining the approval.

Continuation into a Jurisdiction Outside the BVI. In accordance with, and subject to, our memorandum and articles of association, the Company may by resolution of shareholders or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the BVI in the manner provided under those laws. The Company does not cease to be a BVI company unless the foreign law permits continuation and the BVI company has complied with the requirements of that foreign law. Where a company that wishes to continue as a company incorporated under the laws of a jurisdiction outside the BVI has a charge registered in respect of the property of the company undersection 163 of the BVI Act which has not been released or satisfied, it shall, before continuing and provided that the charge does not contain a covenant prohibiting continuation of the company outside the BVI, provide a written declaration addressed to the Registrar specifying that: (a) a notice of satisfaction or release in respect of the charge has been filed and registered under section 165 of the BVI Act; (b) where paragraph (a) has not been complied with, the chargee to whom the registered charge relates has been notified in writing of the intention to continue the company as a company incorporated under the laws of a jurisdiction outside the BVI and the chargee has given his or her consent or has not objected to the continuation; or (c) where paragraph (a) has not been satisfied and the chargee, after notification under paragraph (b), has not given his or her consent or objected to the continuation, the chargee’s interest secured by the registered charge shall not be diminished or in any way compromised by the continuation and the charge shall operate as a liability of the continued company incorporated under the laws of a jurisdiction outside of the BVI. Where a company is continued under the laws of a jurisdiction outside the BVI, (a) the company continues to be liable for all of its claims, debts, liabilities and obligations that existed prior to its continuation, (b) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against the company or against any shareholder, director, officer or agent thereof, is released or impaired by its continuation as a company under the laws of the jurisdiction outside the BVI, (c) no proceedings, whether civil or criminal, pending by or against the company, or against any shareholder, director, officer or agent thereof, are abated or discontinued by its continuation as a company under the laws of the jurisdiction outside the BVI, but the proceedings may be enforced, prosecuted, settled or compromised by or against the Company or against the shareholder, director, officer or agent thereof, as the case may be; and (d) service of process may continue to be effected on the registered agent of the company in the BVI in respect of any claim, debt, liability or obligation of the Company during its existence as a company under the BVI Act.

Directors. In accordance with, and subject to, our memorandum and articles (including, for the avoidance of any doubt, any rights or restrictions attaching to any Ordinary Shares), (a) the first directors of the Company shall be appointed by the first registered agent within 6 months of the date of the incorporation of the Company; and thereafter, the directors shall be elected by resolution of shareholders or by resolution of directors for such term as the shareholders or directors determine; (b) each director holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him, or until his disqualification, earlier death, resignation or removal; (c) a director may be removed from office: (i) with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least seventy five per cent of the Shareholders of the Company entitled to vote; or (ii) with cause, by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director resolution of directors or resolution of shareholders; (d) a director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice and a director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the BVI Act; (e) the directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors and where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office; (f) a vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office; and (g) a director is not required to hold shares in the Company as a qualification to office.

In accordance with, and subject to, our memorandum and articles of association, (a) any one director of the Company may call a meeting of the directors by sending a written notice to each other director; (b) the directors of the Company or any committee thereof may meet at such times and in such manner as the directors may determine to be necessary or desirable; (c) a director shall be given not less than 3 days’ notice of meetings of directors, but a meeting of directors held without 3 days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director and the inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting; (d) a meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is two; (e) a director may by a written instrument appoint an alternate who need not be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director until the appointment lapses or is terminated; (f) a resolution of directors is passed if either (i) the resolution is approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or (ii) the resolution is consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be, unless (in either case) the BVI Act or our memorandum and articles of association require a different majority.

Indemnification of Directors. In accordance with, and subject to, our memorandum and articles of association (including the limitations detailed therein), the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or (b) is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

In accordance with, and subject to, our memorandum and articles of association (including the limitations detailed therein), (a) the indemnity referred to above only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful; (b) the decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the articles of association, unless a question of law is involved; and (c) the termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

In accordance with, and subject to, our memorandum and articles of association, the Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the articles of association.

Directors and Conflicts of Interest. As noted above, pursuant to the BVI Act and the Company’s memorandum and articles of association, a director of a company who has an interest in a transaction entered into or to be entered into by the Company and who has declared such interest to the other directors, may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the BVI Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

In accordance with, and subject to, our memorandum and articles of association, (a) a director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company; and (b) for the purposes noted foregoing, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

Shareholders’ Suits. The enforcement of the Company’s rights will ordinarily be a matter for its directors.

In certain circumstances, a shareholder has the right to seek various remedies against the Company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, proposes to engage in, or has engaged in conduct that contravenes the provisions of the BVI Act or the memorandum and articles of association of the Company, the BVI court may, on application of a shareholder or a director of the Company, make an order directing the Company or director to comply with, or restraining the Company or director from engaging in conduct that contravenes, the BVI Act or the memorandum and articles of association.

Furthermore, pursuant to Section 184I(1) of the BVI Act a shareholder of a company who considers that the affairs of the Company have been, are being or are likely to be, conducted in a manner that is, or any act or acts of the Company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order which, inter alia, can require the Company or any other person to pay compensation to the shareholder.

The BVI Act provides for a series of remedies available to shareholders. Where a company incorporated under the BVI Act conducts some activity which contravenes the BVI Act or the Company’s memorandum and articles of association, the court can issue a restraining or compliance order. Under Section 184G of the BVI Act, a shareholder of a company may bring an action against the Company for breach of a duty owed by the Company to him as a shareholder. A shareholder also pursuant to Section 184C of the BVI Act may, with the leave of the BVI court, bring proceedings or intervene in proceedings in the name of the Company, in certain circumstances. Such actions are known as derivative actions. The BVI court may only grant leave to bring a derivative action where it is satisfied that:

●	the Company does not intend to bring, diligently continue or defend or discontinue proceedings; and
●	it is in the interests of the Company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

When considering whether to grant leave, the BVI court must take the following matters into account:

●	whether the shareholder is acting in good faith;
●	whether the derivative action is in the interests of the Company, taking account of the views the company’s directors on commercial matters;
●	whether the proceedings are likely to succeed;
●	the costs of the proceedings in relation to the relief likely to be obtained; and
●	whether an alternative remedy to the derivative claim is available.

Any shareholder of a company may apply to the BVI court under the Insolvency Act, 2003 of the BVI, or the Insolvency Act, for the appointment of a liquidator to liquidate the Company and the court may appoint a liquidator for the Company if it is of the opinion that it is just and equitable to do so.

Appraisal Rights. The BVI Act provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger if the company is a constituent company, unless the company is the surviving company and the shareholder continues to hold the same or similar shares; (b) a consolidation, if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a compulsory redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the votes of the outstanding shares of the company pursuant to the terms of Section 176 of the BVI Act; and (e) an arrangement, if permitted by the BVI court.

Generally, any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the company’s memorandum and articles of association. There are common law rights for the protection of shareholders that may be invoked, largely derived from English common law. For example, under the rule established in the English case known as Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to law and the constituent documents of the Company. As such, if those who control the Company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following:

●	a company is acting or proposing to act illegally or beyond the scope of its authority;
●	the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained;
●	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or
●	those who control the Company are perpetrating a “fraud on the minority.”

Share Repurchases and Redemptions. As permitted by the BVI Act and subject to our memorandum and articles of association, shares may be repurchased, redeemed or otherwise acquired by us by resolution of directors and with the consent of the shareholder whose shares are being purchased. Depending on the circumstances of the redemption or repurchase, our directors may need to determine that, immediately following the redemption or repurchase, we will be able to satisfy our debts as they fall due and the value of our assets exceeds our liabilities. Our directors may only exercise this power on our behalf, subject to the BVI Act, our memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the NYSE or Nasdaq or any other stock exchange on which our securities are listed.

Inspection of Books and Records. Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar, including the Company’s certificate of incorporation, its memorandum and articles of association (with any amendments thereto), records of license fees paid to date, any articles of dissolution, any articles of merger, and a register of charges created by the Company (if the Company has elected to file such a register or an applicable chargee has caused the same to be filed).

A shareholder of a company is entitled, on giving written notice to the Company, to inspect:

(a)	the memorandum and articles of association;

(b)	the register of members;

(c)	the register of directors; and

(d)	the minutes of meetings and resolutions of shareholders and of those classes of shares of which he is a shareholder.

In addition, a shareholder may make copies of or take extracts from the documents and records referred to in (a) through (d) above. However, subject to the memorandum and articles of association of the Company, the directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a shareholder to inspect any document, or part of any document, specified in (b), (c) or (d) above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where a company fails or refuses to permit a shareholder to inspect a document or permits a shareholder to inspect a document subject to limitations, that shareholder may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Our registered agent is Coverdale Trust Services Limited, 30 de Castro Street, P.O. Box 4519, Road Town, Tortola, British Virgin Islands. A company is required to keep a copy of its register of members and register of directors at the offices of its registered agent in the BVI, and the Company is required to notify any changes to the originals of such registers (assuming the originals are held elsewhere) to the registered agent, in writing, within 15 days of any change; and to provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

Where the place at which the original register of members or the original register of directors of the Company is changed, the Company must provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

A company is also required to keep at the office of its registered agent or at such other place or places, within or outside the BVI, as the directors may determine the minutes of meetings and resolutions of shareholders and of classes of shareholders; and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the Company’s registered agent, the Company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept.

Dissolution; Winding Up. As permitted by the BVI Act and subject to our memorandum and articles of association, we may be voluntarily liquidated and dissolved under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities.

We also may be wound up and dissolved in circumstances where we are insolvent in accordance with the terms of the Insolvency Act.

Anti-Money Laundering Laws. In order to comply with legislation and regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person. We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the BVI knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to his or her attention in the course of his or her business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the BVI, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Exchange controls. We know of no BVI laws, decrees, regulations or other legislation that limit the import or export of capital or the payment of dividends to shareholders who do not reside in the BVI.

Material Differences in BVI Law and our Memorandum and Articles of Association and Delaware Law

Our corporate affairs are governed by our memorandum and articles and the provisions of applicable BVI law, including the BVI Act and BVI common law. The BVI Act differs from laws applicable to US corporations and their shareholders. The following table provides a comparison between certain statutory provisions of the BVI Act (together with the provisions of our memorandum and articles) and the Delaware General Corporation Law relating to shareholders’ rights.

Shareholder Meetings

BVI		Delaware

●	In accordance with, and subject to, our memorandum and articles (a) any director of the company may convene meetings of the shareholders at such times and in such manner as the director considers necessary or desirable; and (b) upon the written request of shareholders entitled to exercise thirty percent (30%) or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of shareholders.	●	May be held at such time or place as designated in the charter or the by-laws, or if not so designated, as determined by the board of directors.

●	May be held inside or outside the BVI.	●	May be held inside or outside Delaware.

●	In accordance with, and subject to, our memorandum and articles, (a) the director convening a meeting shall give not less than 7 days’ notice of a meeting of shareholders to those shareholders whose names on the date the notice is given appear as shareholders in the register of members of the company and are entitled to vote at the meeting; and the other directors; and (b) the director convening a meeting of shareholders may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.	●	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Shareholder’s Voting Rights

BVI	Delaware

● In accordance with, and subject to, our memorandum and articles (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), (a) a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder; and (b) the instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.	●	Any person authorized to vote may authorize another person or persons to act for him by proxy.

●	In accordance with, and subject to, our memorandum and articles (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), (a) a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than fifty percent of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting; and (b) if within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.	●

The charter or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares shall constitute a quorum.

●	In accordance with, and subject to, our memorandum and articles (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), (a) at any meeting of the shareholders, the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken forthwith. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the outcome of the vote declared before the poll was demanded. In the case of an equality of votes, whether on a show of hands or on a poll or any other manner by which the decision is taken, the chairman shall be entitled to a casting vote in addition to any other vote he may have. In accordance with the BVI Act, a shareholder resolution is passed if approved by a majority of in excess of 50% or, if a higher majority is required by the memorandum and articles, that higher majority, of the votes of those shareholders entitled to vote and voting on the resolution; unless (in either case) the BVI Act or our memorandum and articles require a different majority.	●	Except as provided in the charter documents, changes in the rights of shareholders as set forth in the charter documents require approval of a majority of its shareholders.

●	In accordance with, and subject to, our memorandum and articles, (a) the rights attached to shares as specified in the memorandum may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent of the issued shares of that class, except where some other majority is required under our memorandum and articles or the BVI Act.	●	The certificate of incorporation or bylaws may provide for cumulative voting.

●	In accordance with, and subject to, our memorandum and articles (including, for the avoidance of any doubt, Clause 8 of the memorandum and any rights or restrictions attaching to any shares), the company may amend its memorandum or articles by a resolution of shareholders or by a resolution of directors, save that no amendment may be made by a Resolution of directors: (i) to restrict the rights or powers of the shareholders to amend the memorandum or articles; (ii) to change the percentage of shareholders required to pass a Resolution of Shareholders to amend the memorandum or articles; (iii) in circumstances where the memorandum or articles cannot be amended by the shareholders or (iv) to Clauses 7, 8, 9 or 12 of the memorandum.

Directors

BVI		Delaware

●	In accordance with, and subject to, our memorandum and articles, the minimum number of directors shall be one.	●	Board must consist of at least one member.

●	In accordance with, and subject to, our memorandum and articles (including, for the avoidance of any doubt, any rights or restrictions attaching to any Ordinary Shares), (a) the first directors of the Company shall be appointed by the first registered agent within 6 months of the date of the incorporation of the Company; and thereafter, the directors shall be elected by resolution of shareholders or by resolution of directors for such term as the shareholders or directors determine; (b) each director holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him, or until his earlier death, resignation or removal; (c) a director may be removed from office: (i) with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least seventy five per cent of the Shareholders of the Company entitled to vote; or (ii) with cause, by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director; (d) a director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice and a director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the BVI Act; and (e) a director is not required to hold Ordinary Shares as a qualification to office.	●	Number of board members shall be fixed by the by laws, unless the charter fixes the number of directors, in which case a change in the number shall be made only by amendment of the charter.

●	Directors do not have to be independent.	●	Directors do not have to be independent.

Shareholder’s Derivative Actions

BVI			Delaware

Generally speaking, the company is the proper plaintiff in any action. A shareholder may, with the leave of the BVI court, bring proceedings or intervene in proceedings in the name of the company, in certain circumstances. Such actions are known as derivative actions. The BVI court may only grant leave to bring a derivative action where it is satisfied that the following circumstances apply:			●	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

●	the company does not intend to bring, diligently continue or defend or discontinue the proceedings; or		●	Complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort.

●	it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders or members as a whole when determining whether to grant leave, the BVI court must take the following matters:		●	Such action shall not be dismissed or compromised without the approval of the Delaware Court of Chancery.

	i.	whether the member is acting in good faith;
	ii.	whether the derivative action is in the interests of the company, taking account of the views of the company’s directors on commercial matters;
	iii.	whether the proceedings are likely to succeed;
	iv.	the costs of the proceedings in relation to the relief likely to be obtained; and
	v.	whether an alternative remedy to the derivative claim is available

E. Taxation.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of Sichenzia Ross Ference LLP, our U.S. Tax counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of China Commercial Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of PRC Enterprise Taxation below.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

We are a holding company incorporated in the British Virgin Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The PRC Enterprise Income Tax Law (“EIT Law”) and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Wunong Technology Company Limited does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Wunong Net Technology Company Limited and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Wunong, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Wunong and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because China Commercial Law Firm, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the prospectus. Therefore we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Our Company pays an EIT rate of 25% for Wunong Shenzhen. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Wunong Shenzhen a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

British Virgin Islands Taxation

Under British Virgin Islands law as currently in effect, there is no tax applicable to a holder of Ordinary Shares who is not a resident of the British Virgin Islands on dividends paid with respect to the Ordinary Shares and none of the holders of Ordinary Shares are liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Act or persons not resident in the British Virgin Islands. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges where the Company and other companies within its group are not BVI land owning companies for the purposes of the BVI Act.

There is no income tax treaty currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

The disclosure included in the Taxation Section of this annual report is the opinion of Harney Westwood & Riegels LP, our BVI counsel, on the BVI tax consequences of investing in the Company.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAXADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAXCONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation; or

●	persons holding our Ordinary Shares through partnerships or other pass-through entities.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus. Non-corporate U.S. Holders will also be subject to the 3.8% Net Investment Income Tax if their income exceeds the threshold amounts for such tax.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The Net Investment Income Tax also applies to capital gains.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for (a) reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), (b) higher tax rates of 20% (for individuals in the 39.6% tax bracket) or (c) 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2020 taxable year or for any subsequent year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year.

Although the law in this regard is unclear, we are treating Wunong Shenzhen as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Wunong Shenzhen, and as a result, we are treating Wunong Shenzhen as our wholly-owned subsidiary for U.S. federal income tax purposes. The U.S. Internal Revenue Code provides that the income and assets of an affiliated company are taken into account (on a proportionate basis) in determining the PFIC status of a foreign corporation if the affiliate is more than 25% “owned” by the foreign corporation. The U.S. Internal Revenue Service has not to our knowledge take a position on whether a VIE such as Wunong Shenzhen should be treated as “owned” by us for this purpose. In regulations promulgated under provisions requiring certain U.S. persons to report their ownership of foreign entities, the IRS acknowledged that a VIE may under accepted accounting practices be consolidated with another entity for financial accounting purpose, but it declined to extend reporting obligations to U.S. taxpayers with respect to such entities. The Internal Revenue Service also did not address VIE’s when, in July of 2019, it proposed regulations concerning the treatment of income and assets of a look-through subsidiary for purposes of determining whether a foreign corporation is a PFIC. Accordingly, the law on this question remains unresolved. If it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes, we may be treated as a PFIC.

Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will also depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq. If the Ordinary Shares are regularly traded on the Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F.	Dividends and Paying Agents

Not applicable

G.	Statements by Experts

Not applicable

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

We “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Form 20-F.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Mr. Xiaogang Qin, Chief Executive Officer, B401, 4th Floor Building 12, Hangcheng Street, Hourui No. 2 Industrial District, Southern Section, Zhichuang Juzhen Double Creative Park, Bao’an District, Shenzhen, People’s Republic of China, Telephone: +86-755-85255139.

I.	Subsidiary Information.

Please refer to “Item 4. Information on the Company - C. Organization Structure.”

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Given the fact that the Company has no outstanding bank borrowings or loans, we believe we have not been exposed to material risks due to changes in market interest rates. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

Item 12. Description of Securities Other than Equity Securities.

No disclosure is required in response to this Item.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

There are no defaults, dividend arrearages and delinquencies or other information required to be disclosed in response to this Item.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

There have been no modifications to the rights of security holders and there is no other information to disclose in response to this Item.

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2020, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

In designing and evaluating its disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2020, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

Management’s Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Exchange Act defines internal control over financial reporting as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP and includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the “COSO criteria”). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2020, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US GAAP.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2020 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

In general, an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K, is an individual member of the Audit Committee who:

●	understands generally accepted accounting principles and financial statements,

●	is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

●	has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements,

●	understands internal controls over financial reporting, and

●	understands audit committee functions.

An “audit committee financial expert” may acquire the foregoing attributes through:

●	education and experience as a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions;

●	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions; experience overseeing or assessing the performance of companies or public accounts with respect to the preparation, auditing or evaluation of financial statements; or

●	other relevant experience.

Our board of directors has determined that both Mr. Alex P. Hamilton and Mr. Jiangping (Gary) Xiao qualify as audit committee financial experts and have the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and required under Nasdaq Rule 5605(c)(2)(A).

Item 16B. Code of Ethics.

A Code of Ethics is a written standard designed to deter wrongdoing and to promote:

●	honest and ethical conduct,

●	full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,

●	compliance with applicable laws, rules and regulations,

●	the prompt reporting violation of the code, and

●	accountability for adherence to the Code of Business Conduct and Ethics.

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The Code of Business Conduct and Ethics is currently available at our corporate website https://www.wnw108.com/governance.html.

Item 16C. Principal Accountant Fees and Services.

On May 24, 2021, we dismissed Friedman LLP (“Friedman”) as its independent registered public accounting firm. The reports of Friedman on our financial statements for the past fiscal years ended December 31, 2019 and December 31, 2018 contained no adverse opinion or a disclaimer of opinion and was not modified. The decision to change the independent accountant was approved and ratified by our Board of Directors on May 24, 2021.

During our fiscal years ended December 31, 2019 and December 31, 2018 and through the date of dismissal, we have had no disagreements with Friedman, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such period.

During our fiscal years ended December 31, 2019 and December 31, 2018 and through the date of dismissal K, there have been no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the Securities and Exchange Commission.

Effective May 24, 2021, we engaged Audit Alliance LLP (“AAL”) as our new independent registered public accounting firm. During the two most recent fiscal years and through the date of our engagement, we did not consult with AAL regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection AAL as the Company’s new independent registered public accounting firm, our Board of Directors considered all relevant factors.

The following table shows the fees that we paid and accrued for audit and other services provided by Friedman LLP and Audit Alliance LLP our independent registered public accounting firm for fiscal years 2019 and 2020, respectively.

	Fiscal 2020	Fiscal 2019

Audit Fees	$281,000	$200,000
Audit-Related Fees	55,000	102,000
Tax Fees	-	-
All Other Fees	-	-

Total	$336,000	$302,000

Audit Fees —This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

Audit-Related Fees — This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees”.

Tax Fees — This category consists of professional services rendered by the Company’s independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

Our Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are also subject to pre-approval by the Audit Committee or, in the period between meetings, by the Chief Executive Officer, which is disclosed to the Audit Committee or the entire board of directors at the next meeting.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

There have been no exemptions from listing standards required to be disclosed in response to this Item.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

There have been no purchases of equity securities required to be disclosed in response to this Item.

Item 16F. Change in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G. Corporate Governance.

Not Applicable

Item 16H. Mine Safety Disclosure.

Not applicable.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F:

Exhibit No.	Exhibit Description	Filed Herewith
1.1@	Underwriting Agreement
1.2††	Equity Transfer Agreement dated January 8, 2021
3.1†	Certificate of Incorporation of Advancement International Limited

3.2†	Memorandum and Articles of Association of Advancement International Limited
3.3†	Certificate of Change of Name from Advancement International Limited to Wunong Net Technology Company Limited
3.4†	Memorandum and Articles of Association of Wunong Net Technology Company Limited
3.5†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of August 19, 2019
3.6†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of October 18, 2019
3.7†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of December 2, 2019
3.8†	Certificate of Incorporation of Kindness Global Company Limited
3.9†	Memorandum and Articles of Association of Kindness Global Company Limited
3.10†	Certificate of Incorporation of Four Dimensions Global Investment Limited
3.11†	Memorandum and Articles of Association of Four Dimensions Global Investment Limited
3.12†	Certificate of Incorporation of Wisdom Global Company Limited
3.13†	Memorandum and Articles of Association of Wisdom Global Company Limited
3.14†	Certificate of Incorporation of Union International Company Limited
3.15†	Memorandum and Articles of Association of Union International Company Limited
3.16†	Certificate of Incorporation of Kindness Global Holdings Limited
3.17†	Memorandum and Articles of Association of Kindness Global Holdings Limited
3.18†	Certificate of Incorporation of Four Dimensions Global Holdings Limited
3.19	Memorandum and Articles of Association of Four Dimensions Global Holdings Limited
3.20†	Certificate of Incorporation of Wisdom Global Holdings Limited
3.21†	Memorandum and Articles of Association of Wisdom Global Holdings Limited
3.22†	Certificate of Incorporation of Union International Holdings Limited
3.23†	Memorandum and Articles of Association of Union International Holdings Limited
3.24†	Certificate of Incorporation of Shenzhen Vande Technology Co., Limited
3.25†	Articles of Association of Shenzhen Vande Technology Co., Limited
3.26†	English translation of Business License of Guo Gangtong Trade (Shenzhen) Co., Ltd (WFOE) dated January 23, 2019
3.27†	English translation of Articles of Association of Guo Gangtong Trade (Shenzhen) Co., Ltd (WFOE)
3.28†	English translation of Business License of Wunong Technology (Shenzhen) Co., Ltd (VIE) dated March 27, 2019
3.29†	English translation of Articles of Association of Wunong Technology (Shenzhen) Co., Ltd (VIE)
3.30†	English translation of Business License of Wunong Catering Chain Management (Shenzhen) Co., Ltd dated November 27, 2018
3.31†	English translation of Articles of Association of Wunong Catering Chain Management (Shenzhen) Co., Ltd
3.32†	English translation of Business License of Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership) dated April 28, 2019
3.33††	English Translation of Certificate of Incorporation of Wunong Technology (Liaoning) Co., Ltd
3.34††	English Translation of Articles of Association of Wunong Technology (Liaoning) Co., Ltd
3.35††	English Translation of Business License of Wunong Technology (Liaoning) Co., Ltd
3.36††	English Translation of Notification of Change of Registration of Wunong Technology (Liaoning) Co., Ltd
3.37†††	English Translation of Certificate of Incorporation of Wude Agricultural Technology (Shanghai) Co., Ltd
3.38†††	English Translation of Articles of Association of Wude Agricultural Technology (Shanghai) Co., Ltd
3.39†††	English Translation of Business License of Wude Agricultural Technology (Shanghai) Co., Ltd
3.40	English Translation of Articles of Association of Baode Supply Chain (Shenzhen) Co., Ltd. *
3.41	English Translation of Business License of Baode Supply Chain (Shenzhen) Co., Ltd. *
3.42	English Transaction of Articles of Association of Wunong Technology (Shanxi) Co., Ltd. *
3.43	English Translation of Business License of Wunong Technology (Shanxi) Co., Ltd. *
4.1†	Specimen Certificate for Ordinary Shares
8.1	List of Subsidiaries	*
10.1†	Employment Agreement between the Company and its executive officers
10.2†	English translation of Wunong Mall User Agreement entered into by and between Wunong Technology (Shenzhen) Co., Ltd and Users of Wunong Mall dated December 27, 2018
10.3†	English translation of Form of WNW108.comSelf-Operated E-commerce Cooperation Agreement (2019 version)
10.4†	English translation of Form of Cooperation Agreement on Operating Service Center (2019 version)
10.5†	English translation of Pre-Ordering Cooperation Agreement between Wunong Technology (Shenzhen) Co., Ltd. and Jilin Original Ecological Agriculture Technology Development Co., Ltd
10.6†	Exclusive Purchase Rights Agreement among Guo Gangtong Trade (Shenzhen) Co., Ltd, Peijiang Chen, Changbin Xia, Hanwu Yang, Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership), and Wunong Technology (Shenzhen) Co., Ltd dated March 2, 2019

10.7†	Exclusive Technology Consulting Services Agreement entered into by and between Guo Gangtong Trade (Shenzhen) Co., Ltd and Wunong Technology (Shenzhen) Co., Ltd dated March 2, 2019
10.8†	Proxy Agreement among Peijiang Chen, Changbin Xia, Hanwu Yang, Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership), Guo Gangtong Trade (Shenzhen) Co., Ltd, and Wunong Technology (Shenzhen) Co., Ltd
10.9†	Equity Pledge Agreement among Guo Gangtong (Shenzhen) Co., Ltd, Peijiang Chen, Changbin Xia, Hanwu Yang, and Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership) dated March 2, 2019
10.10†	English translation of Aliyun Framework Service Agreement entered into by and between Wunong Technology (Shenzhen) Co., Ltd and Alibaba Cloud Computing Co. Ltd. dated June 5, 2019
10.11†	English translation of Premises Rental Contract entered into by and between Shenzhen Zhichuang Juzhen Technology Ltd. And Wunong Technology (Shenzhen) Co., Ltd. dated October 30, 2018 (Office)
10.12†	English translation of Shop Rental Contract entered into by and between Shenzhen Zhichuang Juzhen Technology Ltd. and Wunong Catering Chain Management (Shenzhen) Co., Ltd. dated August 20, 2018 (Restaurant)
10.13†	English translation of Rental Contract entered into by and between Shenzhen Xinhao Precision Technology Co., Ltd and Shenzhen Zhichuang Juzhen Technology Ltd.
10.14†	English translation of Rental Contract entered into by and between Shenzhen Hourui Joint-Stock Cooperation Company and Shenzhen Xinhao Precision Technology Co., Ltd. dated March 3, 2017
10.15†	English translation of Certificate of Ownership
10.16†	English translation of Renewal Shop Rental Contract entered into by and between Shenzhen Zhichuang Juzhen Technology Ltd. and Wunong Catering Chain Management (Shenzhen) Co., Ltd. dated October 15, 2019
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*Filed herewith

† Incorporated by reference to our Amendment No.1 to Registration Statement on Form F-1 filed on October 16, 2020.

†† Incorporated by reference to our Current Report on Form 6-K filed on February 5, 2021.

††† Incorporated by reference to our Current Report on Form 6-K filed on February 12, 2021.

@ Incorporated by reference to our Amendment No.2 to Registration Statement on Form F-1 filed on November 16, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xiaogang Qin

By:	/s/ Xiaogang Qin
Name:	Xiaogang Qin
Title:	Chief Executive Officer

Date: June 30, 2021

WUNONG NET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of

Wunong Net Technology Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Wunong Net Technology Company Limited and the subsidiaries (collectively, the “Company”) as of December 31, 2020, and the related consolidated statements of operations and comprehensive loss, shareholder’s equity (deficit), and cash flows for the year ended December 31, 2020, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2021.

Singapore

June 30, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of

Wunong Net Technology Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wunong Net Technology Company Limited and the subsidiaries (collectively, the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the year in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2019.

New York, New York

August 13, 2020

WUNONG NET TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,
	Note	2020	2019
ASSETS
Current Assets:
Cash		$7,027,964	$546,294
Short term investment		-	71,757
Accounts receivable	4	439,910	-
Loan receivable	3	26,500,000	-
Advances to suppliers, net		715,582	606,006
Inventories, net		1,534,830	253,090
Prepaid expenses	5	-	122,761
Other current assets		148,360	29,932
Total Current Assets		36,366,646	1,629,840

Property and equipment, net	6	300,966	328,021
Right of use lease assets, net	7	751,422	934,755
Deferred offering costs		-	310,277
Security deposit		43,843	41,055
TOTAL ASSETS		37,462,877	3,243,948

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable		5,687,926	1,158,311
Advances from customers		5,330,491	1,454,261
Current portion of obligations under operating leases	7	272,148	225,140
Tax payable		-	10,065
Accrued expenses and other current liabilities		1,697,291	374,948
Total Current Liabilities		12,987,856	3,222,725

Due to related parties	9	7,027,364	903,813
Obligations under operating leases, non-current	7	545,879	766,020
TOTAL LIABILITIES		20,561,099	4,892,558

Commitment and Contingencies

Stockholders’ Equity (Deficit)	8
Ordinary shares, no par value, unlimited shares authorized; 25,000,000 and 20,000,000 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively		-	-
Additional paid-in capital		21,977,682	1,003,447
Accumulated deficit		(4,927,367)	(2,709,305)
Accumulated other comprehensive (loss) income		(148,537)	57,248
Total Stockholders’ Equity (Deficit)		16,901,778	(1,648,610)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$37,462,877	$3,243,948

See accompanying notes to consolidated financial statements.

WUNONG NET TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the years ended
		December 31,
	Note	2020	2019	2018

NET REVENUE	11	$22,125,320	$7,682,583	$1,076,827
COST OF REVENUE		17,967,593	5,778,167	848,777
GROSS PROFIT		4,157,727	1,904,416	228,050

OPERATING EXPENSES
Sales and Marketing Expenses		3,994,966	1,882,714	324,905
General and Administrative Expenses		1,872,107	1,440,114	680,823
Research and Development Expenses		527,974	340,534	205,609
Total operating expenses		6,395,047	3,663,362	1,211,337
LOSS FROM OPERATIONS		(2,237,320)	(1,758,946)	(983,287)

Other Income, net		19,258	3,904	3,189
LOSS BEFORE INCOME TAX		(2,218,062)	(1,755,042)	(980,098)
Provision for Income Taxes	10	-	-	-
NET LOSS		(2,218,062)	(1,755,042)	(980,098)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign Currency Translation Adjustment		(205,785)	26,867	29,183
TOTAL COMPREHENSIVE LOSS		$(2,423,847)	$(1,728,175)	$(950,915)

LOSS PER SHARE – BASIC AND DILUTED		$(0.12)	$(0.11)	$(0.06)
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC AND DILUTED		20,191,781	15,630,268	15,000,150

See accompanying notes to consolidated financial statements.

WUNONG NET TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

					Accumulated
	Ordinary Shares		Additional		Other
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income/(Loss)	Total
Balance at December 31, 2017	-	$-	$-	$25,835	$1,198	$27,033
Ordinary Shares	15,000,150	-	-	-	-	-
Capital Contributions	-	-	106,489	-	-	106,489
Net Loss	-	-	-	(980,098)	-	(980,098)
Foreign Currency Translation Adjustments	-	-	-	-	29,183	29,183
Balance at December 31, 2018	15,000,150	-	106,489	(954,263)	30,381	(817,393)
Ordinary Shares issued	4,999,850	-	16,666	-	-	16,666
Capital Contributions	-	-	880,292	-	-	880,292
Net Loss	-	-	-	(1,755,042)	-	(1,755,042)
Foreign Currency Translation Adjustments	-	-	-	-	26,867	26,867
Balance at December 31, 2019	20,000,000	-	1,003,447	(2,709,305)	57,248	(1,648,610)
Ordinary Shares issued	5,000,000	-	20,810,388	-	-	20,810,388
Capital Contributions	-	-	163,847	-	-	163,847
Net Loss	-	-	-	(2,218,062)	-	(2,218,062)
Foreign Currency Translation Adjustments	-	-	-	-	(205,785)	(205,785)
Balance at December 31, 2020	25,000,000	$-	$21,977,682	$(4,927,367)	$(148,537)	$16,901,778

See accompanying notes to consolidated financial statements.

WUNONG NET TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	December 31,
	2020	2019	2018

Cash flows from operating activities:
Net Loss	$(2,218,062)	$(1,755,042)	$(980,098)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	307,563	301,368	59,834
Bad debt expense	-	(7,237)	-
Change in operating assets and liabilities:
Account receivable, net	(415,749)	-	45,318
Prepaid expenses	123,896	40,281	(171,256)
Inventories, net	(1,195,104)	(207,488)	(49,855)
Other current assets	(21,551)	(5,819)	(25,432)
Advances to suppliers, net	(58,015)	(579,778)	(39,737)
Rent deposit	-	(41,407)	(43,214)
Deferred offering costs	(339,727)	(312,936)	-
Accounts payable	4,198,669	790,113	399,944
Advances from customers	3,570,025	1,339,505	132,769
Tax payable	(98,610)	(21,268)	28,009
Lease liability	(227,221)	(199,286)	(22,883)
Accrued expenses and other current liabilities	1,225,660	249,925	133,377
Net cash provided by (used in) operating activities	4,851,774	(409,069)	(533,224)

Cash flows from investing activities:
Investment in loan receivable	(26,500,000)	-	-
Investment in office renovation	-	-	(272,361)
Short term investment	72,420	(72,371)	-
Purchase of property and equipment	(27,705)	(80,573)	(29,722)
Net cash used in investing activities	(26,455,285)	(152,944)	(302,083)

Cash flows from financing activities:
Proceeds from related parties loans	1,005,461	107,976	817,387
IPO proceeds due to related party	4,999,550	-	-
Proceeds from initial public offering	21,500,450	-	-
Capital contributions	166,565	896,958	106,489
Net cash provided by financing activities	27,672,026	1,004,934	923,876

Effect of changes of foreign exchange rate on cash	413,155	4,014	1,252

NET INCREASE IN CASH	6,481,670	446,935	89,821

CASH, BEGINNING OF THE PERIOD	546,294	99,359	9,538

CASH , END OF THE PERIOD	$7,027,964	$546,294	$99,359

SUPPLEMENTARY CASH FLOW INFORMATION:
Right of use assets obtained in exchange for operating lease liabilities	$-	$-	$442,589
Deferred offering cost reduces additional paid-in capital	$652,871	$-	$-

See accompanying notes to consolidated financial statements.

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS BACKGROUND

Wunong Net Technology Company Limited (“Wunong Net Technology” or the “Company”), is a holding company incorporated under the laws of British Virgin Islands on December 4, 2018. Through contractually controlled and managed company, Wunong Technology (Shenzhen) Co., Ltd(“Wunong Shenzhen”) and its subsidiaries, the Company operates an electronic online platform designed to provide primarily Clean Food to customers in China. The Company also operates a restaurant in China with a grocery section that sells only Clean Food.

On February 15, 2019, the Company acquired all shares of Shenzhen Vande Technology Co., Limited (“Vande”) pursuant to the Instrument of Transfer, Sold Note and Bought Note recorded with Registrar of Companies in Hong Kong Special Administration Region (SAR).

Vande, incorporated on April 6, 2017 in Hong Kong, incorporated Guo Gang Tong (“WFOE”) in the People’s Republic of China with a registered capital of RMB 5,000,000 on December 28, 2018.

On March 2, 2019, WFOE entered into a series of contractual agreements with Wunong Shenzhen, a company incorporated in the People’s Republic of China on June 16, 2015 with a registered capital of RMB 5,000,000. These agreements include an Exclusive Technology Consulting Services Agreement, an Equity Interest Pledge Agreement, an Exclusive Purchase Rights Agreement, and a Proxy Agreement, and allow us to:

●	exercise effective control over Wunong Shenzhen;
●	receive substantially all of the economic benefits of Wunong Shenzhen; and
●	have an exclusive option to purchase all or part of the equity interests in Wunong Shenzhen when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Wunong Shenzhen, and we treat Wunong Shenzhen as a Variable Interest Entity (“VIE”) in accordance with the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”, because the equity investments in Wunong Shenzhen no longer have the characteristics of a controlling financial interest, and the Company, through WFOE, is the primary beneficiary of Wunong Shenzhen. Accordingly, Wunong Shenzhen has been consolidated.

Since Wunong Net Technology Company Limited and its subsidiaries are effectively controlled by the same controlling shareholders before and after the Reorganization, they are considered to be under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

On September 29, 2020, Wunong Shenzhen, together with two individuals, Guoming Huang (“Huang”) and Yafang Liu (“Liu”), established a new Shanghai subsidiary, Wude Agricultural Technology (Shanghai) Co., Ltd (“Wude”). Wude’s registered capital is RMB 20 million (approximately, $3.1 million) and its equity interests are divided among Wunong Shenzhen (51%), Liu (25%) and Huang (24%).   Wunong Shenzhen transferred the 51% ownership interest to Huang and Liu on December 15, 2020 and repurchased the 51% ownership interest on January 28, 2021.

On January 19, 2021, Wunong Shenzhen entered into an Equity Transfer Agreement to acquire 51% equity interests in a newly-incorporated company, Baode Supply Chain (Shenzhen) Co., Ltd (“Baode”). Baode’s registered capital is RMB 5 million (approximately $781,466) and its equity interest is divided among Wunong Shenzhen (51%), Shiliang Ma (30%) and Yongqiang He (19%).    Baode’s registered capital was increased to RMB 30 million (approximately $4.6 million) on April 29, 2021.

On December 10, 2020, Wunong Shenzhen incorporated a wholly-owned subsidiary, Wunong Technology (Shanxi) Co., Ltd (“Wunong Shanxi”). Wunong Shanxi’s registered capital is RMB 8.8 million (approximately $1.3 million).   Wunong Shenzhen transferred the 100% ownership interest to Haiyan Qin on December 14, 2020 and repurchased the ownership interest on January 26, 2021.

On November 4, 2020, Wunong Shenzhen incorporated a wholly-owned subsidiary, Wunong Technology (Liaoning) Co., Ltd (“Wunong Liaoning”). Wunong Liaoning’s registered capital is RMB 8.88 million (approximately US$1.4 million).   Wunong Shenzhen transferred the 100% ownership interest to Ze Yu on December 11, 2020 and repurchased the ownership interest on January 27, 2021.

On December 17, 2020, the Company completed the initial public offering (“IPO”) of 5,000,000 Ordinary Shares at a price of $5.00 per share to the public for a total of US$25,000,000 of gross proceeds. In addition, the underwriters purchased 999,910 ordinary shares from a selling shareholder for $4,999,550 for a total of US$29,999,550 in total gross proceeds from the offering. The Company’s ordinary shares began trading on the Nasdaq Capital Market on December 15, 2020 under the symbol “WNW”.

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

As of December 31, 2020, details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities

Wunong Net Technology Company Limited (“Wunong Net Technology” or the “Company”)	December 4, 2018	British Virgin Islands	Parent, 100	Holding Company

Shenzhen Vande Technology Co., Limited (“Vande”)	April 6, 2017	Hong Kong	100	Holding Company

Guo Gang Tong Trade (Shenzhen) Co., Ltd (“WFOE”)	December 28, 2018	Shenzhen, China	100	Holding Company

Wunong Technology (Shenzhen) Co., Ltd (“Wunong Shenzhen”)	June 16, 2015	Shenzhen, China	VIE	An electronic online platform designed to provide primarily Clean Food to customers in China

Wunong Catering Chain Management (Shenzhen) Co., Ltd	November 27, 2018	Shenzhen, China	100% owned by Wunong Shenzhen	Restaurant service, food sales

Wunong Technology (Liaoning) Co., Ltd (“Wunong Liaoning”)	November 4, 2020	Liaoning, China	100% owned by Wunong Shenzhen	Food selling, agricultural products purchase and wholesale

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the ownership structure, contractual arrangements and business of the Company, WFOE or Wunong Shenzhen are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating the income or the income of WFOE and Wunong Shenzhen, revoking the business licenses or operating licenses of WFOE or Wunong Shenzhen, discontinuing or placing restrictions or onerous conditions on our operations, requiring the Company to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our offerings to finance the business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to the business operations and severely damage our reputation, which would in turn materially and adversely affect the business, financial condition and results of operations. If any of these occurrences results in the inability to direct the activities of Wunong Shenzhen, and/or the failure to receive economic benefits from Wunong Shenzhen, the Company may not be able to consolidate their results into the consolidated financial statements in accordance with U.S. GAAP.

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	LIQUIDITY

The Company had cash of $7,027,964  and $546,294 as of December 31, 2020 and 2019, respectively. Net loss was $2.2 million and $1.8 million for years ended December 31, 2020 and 2019. Excluding the loan receivable, The Company had negative working capital of $3.1 million and negative $1.6 million as of December 31, 2020 and 2019, respectively. We have funded working capital and other capital requirements primarily by equity contributions from shareholders. Cash is required to pay purchase costs for inventory, salaries, selling expenses, rental expenses, income taxes, and other operating expenses.

In assessing the liquidity, management monitors and analyses our cash on hand, ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments. In addition, the major shareholders have been providing and will continue to provide their personal funds, if necessary, to support the Company on an as-needed basis. In 2020, major shareholders have contributed approximately $164,000 to the Company. In 2020, the Company also received additional related party loan of approximately $1 million from Changbin Xia, shareholder of the Company. In order to fully implement the business plan and sustain continued growth, the Company may also need to obtain additional financing support from local banks or raise capital from outside investors. The investment in the loan receivable made in December 2020 is of one-year term, In June, the Company decided to transfer the loan receivable to a third party ultimately under control by the State-owned Assets Supervision and Administration Commission.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

●	Basis of presentation and principles of consolidation

These accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. The consolidated financial statements include the accounts of the Company, its subsidiaries, and the VIE. All intercompany balances and transactions between the Company, its subsidiaries and the VIE are eliminated upon consolidation.

●	Consolidation of Variable Interest Entity

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investments lack the characteristics of a controlling financial interest, such as through voting rights, and the right to receive the expected residual returns of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Guo Gang Tong Trade (Shenzhen) Co., Ltd is deemed to have a controlling financial interest in and be the primary beneficiary of Wunong Shenzhen because it has both of the following characteristics:

(1)	The power to direct activities at Wunong Shenzhen that most significantly impact such entity’s economic performance, and
(2)	The right to receive benefits from Wunong Shenzhen that could potentially be significant to such entity.

Pursuant to the contractual arrangements with Wunong Shenzhen, Wunong Shenzhen pays service fees equal to all of its net profit after tax payments to WFOE. Such contractual arrangements are designed so that Wunong Shenzhen operates for the benefit of Guo Gang Tong Trade (Shenzhen) Co. Ltd and ultimately, the Company.

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

●	Consolidation of Variable Interest Entity (continued)

Accordingly, the accounts of the Wunong Shenzhen and its subsidiaries are consolidated in our financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in our financial statements. The carrying amount of this VIE’s assets and liabilities are as follows:

	December 31,	December 31,
	2020	2019
Current assets	$9,866,646	$1,629,840
Property and equipment	300,966	328,021
Right of Use Lease Assets, net	751,422	934,755
Other non-current assets	43,843	41,055
Total assets	10,962,877	2,933,671
Total current liabilities	12,692,726	3,152,725
Total non-current liabilities	1,394,207	924,958

	For the years ended
	December 31,
	2020	2019	2018
Revenue	$22,125,320	$7,682,583	$1,076,827
Cost of revenue	17,967,593	5,778,167	848,777
Operating expenses	6,141,443	3,389,681	978,338
Net loss	(1,964,458)	(1,469,598)	(747,098)

	For the years ended
	December 31,
	2020	2019	2018
Net cash used in operating activities	$5,236,832	$(409,069)	$(533,224)
Net cash used in investing activities	44,715	(152,944)	(302,083)
Net cash provided by financing activities	809,078	1,004,934	923,876
Effect of changes of foreign exchange rate on cash	391,045	4,014	1,252
Net increase in cash and cash equivalents	6,481,670	446,935	89,821

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

●	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, valuation of inventory, and recoverability of carrying amount and the estimated useful lives of fixed assets, and implicit interest rate of operating leases.

●	Cash

Cash consist of cash on hand, cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when initially purchased.

●	Accounts receivable

Accounts receivable mainly represent amounts due from clients and are recorded net of allowance for doubtful accounts.

The Company mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of historical bad debts, creditworthiness and financial conditions of the clients, current economic trends and changes in client payment patterns. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote. The allowance was nil as of December 31, 2020, 2019 and 2018, respectively.

●	Inventories, net

The Company values its inventories at the lower of cost or net realizable value. The cost of inventories is calculated using the first in first out basis.

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Any idle facility costs or excessive spoilage are recorded as current period charges. There was no inventory impairment for the years ended December 31, 2020, 2019 and 2018.

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

●	Advances to suppliers

Advances to suppliers represent prepayments made to certain suppliers of Clean Food. To ensure continuous high-quality supplies and favorable purchase prices of Clean Food, the Company is required from time to time to make cash advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund the advance. As of December 31, 2020, 2019 and 2018, the allowances were $Nil respectively.

●	Deferred offering cost

Deferred offering cost represent cost directly attributable to an offering of equity securities deferred and will be charged against the gross receipts of the offering as a reduction of additional paid capital, including registration related fees and exchanges listing fees, legal fees, and printing fee and other fees that are directly related to the offering. As the Company completed IPO, the deferred offering cost was offset with additional paid-in capital increased by the IPO.

●	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Depreciation is computed using the straight-line method over estimated useful lives listed below:

Estimated Useful Life
Computers and accessories	3 years
Software	2 years
Office Equipment	5 years
Leasehold improvement	5 years

When computers and accessories, software, and office equipment are retired or otherwise disposed of, resulting gain or loss is included in net income or loss in the year of disposition for the difference between the net book value and proceeds received thereon. Maintenance and repairs which do not improve or extend the expected useful lives of the assets are charged to expenses as incurred.

Leasehold improvements are amortized using the straight-line method over the remaining lease term.

Depreciation for equipment commences once it is placed in service and amortization of leasehold improvements commences once they are ready for our intended use.

Construction in progress is related to office renovation that has not yet been completed for our intended use. Capitalization of the cost of renovation ceases and the construction in progress is transferred to leasehold improvement when substantially all the renovations are completed. Construction in progress is not depreciated until they are ready for our intended use.

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

●	Leased property under operating leases

The Company early adopted ASU 2016-02, “Leases” on January 1st, 2017 and used modified retrospective method that requires application at the beginning of the earliest comparative year presented. The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s balance sheet for office space leases. Upon adoption, the Company recognized additional lease liabilities of approximately $1.2 million with corresponding ROU assets of the same amount based on the present value of the remaining rental payments under current leasing standards for existing leases. The remaining balance of lease liabilities are presented within current portion of finance lease liabilities and the non-current portion of lease liabilities on the Consolidated Balance Sheet.

●	Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairments of these assets as of December 31, 2020 and 2019.

●	Revenue recognition

On January 1, 2017, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) using the modified retrospective approach. The results of applying Topic 606 using the modified retrospective approach were insignificant and did not have a material impact on the Company’s consolidated financial condition, results of operations, cash flows, business process, controls or systems.

The core principle underlying the revenue recognition ASU is that the Company will recognize revenue to represent the transfer of goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. All of the Company’s contracts have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and is, therefore, not distinct. The initial payments received from pre-ordering are recorded in the advance from customers on the balance sheets and will not be recognized as revenue until transfer of goods. Shipping and handling are activities to fulfill the Company’s promise to transfer goods to customers, which are included in the sale price of the goods.

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

●	Revenue recognition (continued)

Revenue is recognized or realizable and earned when all five of the following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation. The Company recognizes revenue based upon gross sales minus sales returns and sales incentives that the Company offers to its customers, such as discounts. Revenue is reported net of all value added taxes. The Company generally does not permit customers to return products and historically, customer returns have been immaterial.

The contract assets and contract liabilities are recorded on the Consolidated Balance Sheets as accounts receivable and advance from customers.

Revenue expected to be recognized in any future periods related to remaining performance obligations is recorded in advances from customers. As of December 31, 2020 and December 31, 2019, the balance of advances from customers was $5,330,491 and $1,454,261, respectively.

The following table sets forth the breakdown of our net revenue for the years ended December 31, 2020, 2019 and 2018.

	For the years ended December 31
	2020		2019		2018
	Net	% of total	Net	% of total	Net	% of total
Product category	revenue	revenue	revenue	revenue	revenue	Revenue
Grains, oil, and spices	$8,642,315	39.1%	$3,811,172	49.6%	$561,128	52.1%
Beverages, alcohol and tea	$2,295,324	10.4%	$1,060,858	13.8%	$34,309	3.2%
Other food	$1,166,115	5.2%	$687,426	9.0%	$94,890	8.8%
Meat, poultry and eggs	$7,227,876	32.7%	$876,249	11.4%	$105,855	9.8%
Fresh fruits and vegetables	$1,397,838	6.3%	$539,052	7.0%	$199,725	18.6%
Groceries	$1,264,330	5.8%	$462,003	6.0%	$-	-%
Dried seafood	$102,932	0.5%	$229,746	3.0%	$80,920	7.5%
Restaurant Services	$28,590	0.1%	$16,077	0.2%	$-	-%
Total	$22,125,320	100%	$7,682,583	100%	$1,076,827	100%

On January 1, 2017, the Company also adopted ASU 2016-08 Principle versus Agent Considerations (Reporting Revenue Gross versus Net), which amended the principal-versus-agent implementation guidance and illustrations in ASU 2014-09 to clarify how the principal-versus-agent indicators should be evaluated to support an entity’s conclusion that it controls a specified good or service before it is transferred to a customer. Under the new revenue standards, when a third party is involved in providing goods or services to a customer, the entity must determine whether its performance obligation is to provide the good or service itself (i.e., the entity is a principal) or to arrange for another party to provide the good or service (i.e., the entity is an agent). An entity makes this determination by evaluating the nature of its promise to the customer. An entity is a principal (and, therefore, records revenue on a gross basis) if it controls the promised good or service before transferring it to the customer. An entity is an agent (and records as revenue the net amount it retains as a commission) if its only role is to arrange for another entity to provide the goods or services.

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

●	Revenue recognition (continued)

Sales on website

The Company operates an online platform to sell Clean Food to retail customers and recognizes revenue on a gross basis. The Company is a principal because it controls the promised good or service before transferring it to a customer. This control is determined by the following indicators 1) The Company is the primary obligor in the sales transaction and responsible for providing products and service. 2) The Company bears the inventory risk. The Company will first indemnify customers for product damages and then request reimbursements from suppliers if the suppliers are determined to be responsible for the damages. 3) The Company selects suppliers and runs the entire sales process. 4) The Company sets the product price and has control over the entire transaction.

Sales offline

In the second half of 2020, the Company started the offline sales which mainly focused on the non-retail customers. For the offline sales, the customers order goods from the Company according to their own needs, then the company will order the corresponding products from the suppliers. The Company’s offline sales have the following categories: grains, fruits, vegetables and meat. Revenue is confirmed upon receipt of the goods. Payment will be made by the customer after the invoice is issued. The Company is a principal because it controls the promised goods or services before transferring them to a customer. This control is determined by the following indicators 1) The Company is the primary obligor in the sales transaction and responsible for providing products and services. 2) The Company bears the inventory risk. The Company will first indemnify customers for product damage and then request reimbursement from suppliers if the suppliers are determined to be responsible for the damage. 3) The Company selects suppliers and runs the entire sales process. 4) The Company sets the product price and has control over the entire transaction.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

●	Cost of revenues

The shipping and handling costs as well as the cost of purchased Clean Food products listed for sale on the Company’s platform are included as part of cost of goods sold. The Company expenses shipping and handling costs in conjunction with sale of its products as incurred.

●	Sales and marketing expense

Advertising, sales and marketing costs consist primarily of costs for the promotion of business brand and product marketing. The Company expensed all marketing and advertising costs as incurred.

●	Research and development expense

Research and development expenditures include salaries, wages and other costs of personnel engaged in research and development. Costs of services performed by others for research and development on the Company’s behalf are expensed when incurred. The Company’s research and development expense primarily includes software development and testing.

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

●	Income taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2020, 2019 and 2018. The Company accounts for income taxes in accordance with ASC740, “Income Taxes”. The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period, including from tax planning strategies, and the Company’s experience with similar operations. Existing favorable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances, resulting in a future charge to establish a valuation allowance.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized. There were no material uncertain tax positions as of December 31, 2020 and 2019. All tax returns since the Company’s inception are subject to examination by tax authorities.

●	Value added taxes (“VAT”)

Sales represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on inventory acquired. The Company recorded a VAT payable net of payments in the accompanying financial statements. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Before April 30, 2019, the Company’s product sales revenues were subject to VAT at a reduced rate of 3% and subject to surcharges at a reduced surcharge rate of 6% of the VAT payable since the company is qualified as a small-scale enterprise. Starting from May 1, 2019, the Company is no longer qualified as a small-scale enterprise. The Company’s grains, oil, and spices products are subject to 9% VAT and the other products are subject to 13% VAT. All the Company’s products are subject to tax surcharges at 12% of the VAT payable.

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

●	Foreign currency transactions and translations

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company is the Renminbi (“RMB’), and PRC is the primary economic environment in which the Company operates. The reporting currency of these combined financial statements is the United States dollar (“US Dollars” or “$”).

For financial reporting purposes, the financial statements of the Company, which are prepared using the RMB, are translated into the Company’s reporting currency, the United States Dollar. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates when capital transaction occurred. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income (loss) in stockholders’equity (deficiency). Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net loss of the consolidated financial statements for the respective periods.

The exchange rates used for foreign currency translation were as follows (US Dollars $1 = RMB):

	Year End	Average
12/31/2020	6.5250	6.9042
12/31/2019	6.9680	6.9088
12/31/2018	6.8783	6.6199

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

●	Comprehensive loss

Comprehensive loss is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding those resulting from investments by and distributions to shareholders. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated balance sheets, only consists of cumulative foreign currency translation adjustment.

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

●	Fair value of financial instruments

The Company also follows the guidance of the ASC Topic 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

As of December 31, 2020, loan receivable stands for bond of Fortune Access Development Corporation and recorded at its face value. The carrying amounts reported in the balance sheets for cash, accounts receivable, loan receivable, advances to suppliers, other current assets, accounts payable, advance from customers, tax payable, other payables and accrued liabilities approximate their fair value based on the short-term maturity of these instruments.

●	Concentration risk

A majority of the Company’s transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. Under PRC regulations, each bank account is insured by People’s bank of China with the maximum amount of RMB 500,000 (approximately US$76, 628). The cash balance held in the PRC bank accounts and other third party payment platform was $7,027,964 and $546,294 as of December 31, 2020 and 2019, respectively.

For the years ended December 31, 2020, 2019 and 2018, most of the Company’s assets were located in the PRC and all of the Company’s revenues were derived from the PRC.

For the year ended December 31, 2020, one major supplier accounted for approximately 9.7% of total purchase. For the year ended December 31, 2019, one major supplier accounted for 16.2% of total purchase. For the year ended December 31, 2018, one major supplier accounted for 15% of total purchase. As of December 31, 2020, one major supplier accounted for approximately 20.7% of the advance to suppliers balance. As of December 31, 2020, one major supplier accounted for approximately 20.4% of the accounts payable balance. As of December 31, 2019, one major supplier accounted for approximately 74.6% of the advance to suppliers balance.

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

●	Impact of Covid-19

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. The spread of COVID-19 around the world in the first quarter of 2020 has caused significant volatility in the U.S. and international markets. For the year ended December 31, 2020, the Company’s sales increased by 188% compared to sales of last year, since shopping online became the preferred way when people were encouraged to stay home. However, the restaurant business was adversely affected due to the temporary lockdown. As government officials started to ease the restrictive measures since April 2020, the impact of COVID-19 on labor workforce, availability of products and supplies used in operations are immaterial.

●	Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). In November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	LOAN RECEIVABLE

On December 17, 2020, the Company entered into an agreement with Fortune Access Development Corporation, a British Virgin Island corporation, to purchase a one-year note with principal of $26.5 million at 3% per annum. As of December 31, 2020, the outstanding loan receivable was $26,500,000. On June 25, 2021, the Company entered into an agreement to transfer the loan receivable to a third party, Cang Jin Suo Financial Service (Shenzhen) Co.,Ltd.(“Cang Jin Suo”) ultimately under control by the State-owned Assets Supervision and Administrative Commission. According to the agreement, the consideration was $26,500,000, interest-free, and the Company will collect the loan receivable from Cang Jin Suo as follows : $1.5 million in July 2021, $5 million in August 2021, $5 million in September 2021, $10 million in October 2021 and $5 million in November 2021.

5.	ACCOUNTS RECEIVABLE

As of December 31, 2020 and 2019 the Company has accounts receivable of $439,910 and nil. The allowance for doubtful accounts were nil as of December 31, 2020 and 2019.

6.	PREPAID EXPENSES

As of December 31, 2020 and 2019 the Company has prepaid expenses of nil and $122,761, including prepayments for consulting service, servers usage, software development, and costs of shooting marketing videos.

7.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,
	2020	2019

Computer and accessories	$47,922	$22,358
Office Equipment	43,286	48,582
Software	-	8,351
Leasehold improvement	373,739	328,645

Less: accumulated depreciation	(163,981)	(79,915)
Property and equipment, net	$300,966	$328,021

Depreciation expense for the years ended December 31, 2020, 2019 and 2018 was $74,321, $78,085 and $2,624, respectively.

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	RIGHTS-TO-USE LEASE ASSETS, NET

The Company leases office and restaurant premises under non-cancelable operating lease agreements, with an option to renew the leases. Per the new lease standard ASC 842-10-55, these leases are treated as operating leases. Management determined the loan interest rate of 4.75% is the weighted average discount rate for the lease that began in 2018. The rental expense for the years ended December 31, 2020, 2019 and 2018 was $275,047, $274,864 and $74,997, respectively. All leases are on a fixed payment basis. None of the leases include contingent rentals. The Company had lease commitment of $874,799 as of December 31, 2020, of which $304,432 was within one year.

Rights-to-use lease assets, net consisted of the following:

	December 31,	December 31,
	2020	2019
Leased properties under operating lease	$1,292,677	1,210,493
Less: accumulated amortization	(541,255)	(275,738)
Right-to-use asset, net	$751,422	934,755

The Company does not have any variable lease costs. Cash payment made under the lease agreements is $269,026, $246,606 and $37,721 for the year ended December 31, 2020, 2019 and 2018, respectively. The weighted-average remaining lease term is 2.78 years at December 31, 2020.

Future lease commitments

2021	$304,432
2022	$311,192
2023	$259,175
Total Lease Payments	$874,799
Less: imputed interest	$(56,772)
Less: prepayments	$-
Present value of lease liabilities	$818,027
Current portion of obligations under operating leases	$272,148
Obligations under operating leases, non-current	$545,879

Amortization expense was recognized as lease expense in general and administrative expense. Non-cash portion of amortization expense was $6,021, $23,996 and $34,327 for the years ended December 31, 2020, 2019 and 2018, respectively.

The estimated amortization expenses for each of the five succeeding years is as follows:

Year ending December 31,	Amortization expense
2021	$258,747
2022	271,707
2023	220,968
Total	$751,422

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	EQUITY

Ordinary shares

Wunong Net Technology Company Limited is established under the laws of British Virgin Islands on December 4, 2018 with 50,000 authorized and issued ordinary shares of par value USD$1.00 each in class. Subsequently on November 15, 2019, the Company issued 16,666 new shares for $16,666, with a par value of USD$1.00, and issued ordinary shares became 66,666 in total. On November 27, 2019, the board of directors of the Company approved written resolutions that the authorized and issued shares in the Company change from a par value of USD$1.00 each of a single class to no par value each of a single class, and that the 66,666 shares of no par value each of a single class in issue be divided pro-rata into 20,000,000 shares of no par value each of a single class. As a part of the company’s recapitalization prior to completion of its initial public offering, the Company has retroactively restated all shares and per share data.

The Company completed IPO of 5,000,000 shares of ordinary shares and 999,910 ordinary shares offered by the selling shareholder, Eternal Horizon International Company Limited at a price of US$5.00 per share to the public for a total of $29,999,550 of gross proceeds. Net proceeds were $26.5 million after deducting $3.5 million in underwriter’s fee and expenses.

As of December 31, 2020 and 2019, 25,000,000 and 20,000,000 ordinary shares were issued and outstanding with no par value, respectively.

Additional Paid-in Capital

The additional paid-in capital at December 31, 2020 and December 31, 2019 was $21,977,682 and $1,003,447, respectively. During the twelve-month ended December 31, 2020, 2019 and 2018, besides from the proceeds from IPO, $163,847, $896,958 and $106,489 were contributed to the Company.

10.	RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Hanwu Yang	Shareholder of the Company
Changbin Xia	Shareholder of the Company
Eternal Horizon International Company Limited	Shareholder of the Company
Yanping Guo	Legal representative of Vande
Mishan City Shenmi Dazhong Management Consulting Partnership (“ShenMi DaZhong”)	Shareholder of the Company
Haiyan Qin, Hui Wang and other 11 individuals	Shareholders of ShenMi DaZhong
Shan’xi Nongbei New Agriculture Technology Co.,Ltd and other 8 companies	Associated with shareholders of ShenMi DaZhong

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(2)	Due to related parties

	December 31, 2020	December 31, 2019

Eternal Horizon International Company Limited(1)	$4,999,550	$-
Changbin Xia(2)	2,023,420	764,111
Yanping Guo(2)	420	139,483
Hanwu Yang(2)	3,974	219
Total	$7,027,364	$903,813

(1) During IPO, the underwriters purchased 999,910 ordinary shares from a selling shareholder for $4,999,550. The gross proceeds were wired into the Company’s account and was invested in loan receivable together with net proceeds from IPO.

(2) The Company borrowed loans as working capital from two shareholders Hanwu Yang and Changbin Xia as well as the legal representative of Vande. The balance due to related parties is interest-free and due on demand.

During the year ended December 31, 2020, 2019 and 2018, the Company purchased $33,529, $35,977 and $36,987 food products from related parties. As of December 31, 2020 and 2019, the account payable to these related parties is $779 and $7,773, respectively. For the years ended December 31, 2020, 2019 and 2018, sales to related parties is $118,966, $125,526 and nil, respectively.

The Company’s shareholder, ShenMi DaZhong, and ShenMi Da Zhong’s limited partners have received sales commissions of $281,181, $103,832 and $36,655 during the year ended December 31, 2020, 2019 and 2018.

11.	TAXATION

Income Tax

Wunong Net Technology Company Limited was incorporated in the British Virgin Islands (“BVI”) as an offshore holding company. Under the current law of the BVI, Wunong Net Technology Company Limited is not subject to tax on income or capital gains. Additionally, upon payments of dividends by Wunong Net Technology Company Limited to its shareholders, no BVI withholding tax will be imposed.

Wunong Net Technology Company Limited’s subsidiary Shenzhen Vande Technology Co., Limited was incorporated in Hong Kong and does not conduct any substantial operations on its own. No provision for Hong Kong profits tax has been made in the financial statements as Shenzhen Vande Technology Co., Limited has no assessable profits. Additionally, upon payments of dividends by Shenzhen Vande Technology Co., Limited to its shareholders, no Hong Kong withholding tax will be imposed.

Wunong Technology (Shenzhen) Co., Ltd, the Company’s PRC operating subsidiaries and VIE, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	TAXATION (CONTINUED)

During the years ended December 31, 2020, 2019 and 2018, the Company and its subsidiary have incurred a net loss of $2.2 million, $1.8 million and $1.0 million As a result, the Company and its subsidiary did not incur any EIT during 2020, 2019 and 2018.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to assess underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities remain subject to examination by the tax authorities based on the above.

For the years ended December 31, 2019 and 2018, the Company’s taxable income was subject to a 50% reduction before it applies to a reduced tax rate of 20% since the company is qualified as a small-scale and low-profit enterprise. Therefore, the PRC income tax is 10% of taxable income due to tax exemption. For the year ended December 31, 2020, the Company was subject to a 25% statutory income tax rate.

Reconciliation between the statutory rate and the effective tax rate is as follows for the years of 2020, 2019 and 2018.

	2020	2019	2018
PRC statutory tax rate	25%	25%	25%
Net impact of exemption and favorable tax rate rendered by local tax authorities	-	-	-%
Foreign loss not recognized in PRC	3%	4%	6%
Permanent difference and others	(6)%	(6)%	(7)%
Change in valuation allowance	(23)%	(23)%	(24)%
Effective tax rate	-	-	-

Deferred Tax

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2020 and 2019, valuation allowance was provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized. The Company had deferred tax assets as of December 31, 2020 and 2019, which can be carried forward to offset future taxable income. The management determines it is more likely than not that deferred tax assets could not be recognized, so full allowances were provided as of December 31, 2020 and 2019. The operating loss generated from tax year ending December 31, 2018 carry forward incurred by the Company and subsidiary will expire in year 2024. The Company maintains a full valuation allowance against its deferred tax assets, since due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future earnings to utilize its deferred tax assets.

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	TAXATION (CONTINUED)

The Company’s deferred tax assets were as follows:

	December 31, 2020	December 31, 2019

Allowance for doubtful accounts	$-	$-
Tax effect of net operating losses carried forward	1,135,982	644,685
Valuation allowance	(1,135,982)	(644,685)
Deferred tax assets, net	$-	$-

There were no uncertain tax positions as of December 31, 2020 and 2019 and the Company does not believe that this will change over the next twelve months.

12.	SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has three operating segments as defined by ASC 280, including Clean Food platform, restaurant, and others.

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the years ended December 2020, 2019 and 2018, respectively:

	For the year ended December 31, 2020
	Clean Food Platform	Restaurant	Others	Total
Revenues	$22,096,730	$28,590	$-	$22,125,320
Cost of goods sold	17,967,581	12	-	17,967,593
Gross profit	4,129,149	28,578	-	4,157,727
Depreciation and amortization	200,921	106,540	102	307,563
Capital expenditures	5,063	18,766	3,876	27,705
Loss from operations	(1,841,174)	(134,053)	(262,093)	(2,237,320)
Provision for income taxes	-	-	-	-
Segment loss	(1,822,536)	(133,433)	(262,093)	(2,218,062)
Segment assets	$10,853,114	$443,595	$26,166,168	$37,462,877

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	SEGMENT REPORTING (CONTINUED)

	For the year ended December 31, 2019
	Clean Food Platform	Restaurant	Others	Total
Revenues	$7,666,506	$16,077	$-	$7,682,583
Cost of goods sold	5,762,301	15,866	-	5,778,167
Gross profit	1,904,205	211	-	1,904,416
Depreciation and amortization	70,798	31,283	-	102,082
Capital expenditures	43,784	36,789	-	80,573
Loss from operations	(1,268,097)	(205,405)	(285,444)	(1,758,946)
Provision for income taxes	-	-	-	-
Segment loss	(1,265,334)	(204,264)	(285,444)	(1,755,042)
Segment assets	$2,482,450	$451,221	$310,277	$3,243,948

	For the year ended December 31, 2018
	Clean Food Platform	Restaurant	Others	Total
Revenues	$1,076,827	$-	$-	$1,076,827
Cost of goods sold	848,777	-	-	848,777
Gross profit	228,050	-	-	228,050
Depreciation and amortization	27,317	9,634	-	36,951
Capital expenditures	302,083	-	-	302,083
Loss from operations	(703,790)	(46,497)	(233,000)	(983,287)
Provision for income taxes	-	-	-	-
Segment loss	(700,601)	(46,497)	(233,000)	(980,098)
Segment assets	$1,406,154	$462,479	$-	$1,868,633

13.	COMMITMENTS

Operating lease

The Company leases office and restaurant premises under non-cancelable operating lease agreements, with an option to renew the leases. See Note 7 for additional information on future lease payment commitments.

Legal proceedings

A contract dispute exists between the Company and Lei Shi. On January 7, 2020, we applied to the Shenzhen Baoan District People’s Court for the property preservation of Lei Shi’s property for a value of RMB 1,200,000 (approximately, $172,804), and an insurance policy provided by Tian’an Property Insurance Co., Ltd. Shenzhen Branch as a guarantee. According to the Civil Judgement issued by the Shenzhen Baoan District People’s Court on April 24, 2020, Lei Shi was ordered to return RMB 1,000,000 (approximately, $141,217) and pay the liquidated damages of RMB 200,000 (approximately, $28,243). As of the date of this annual report, the case has entered the execution stage . The court garnished Lei Shi’s bank account and restricted the movement of funds.

WUNONG NET TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	SUBSEQUENT EVENTS

Management evaluated subsequent events of the Company through June 30, 2021, the date the audited consolidated financial statements were issued, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the Notes to the consolidated financial statements except the transactions regarding Wude, Baode, Wunong Shanxi and Wunong Liaoning disclosed in Note 1.

On June 25, 2021, the Company entered into an agreement to transfer the loan receivable to a third party, Cang Jin Suo Financial Service (Shenzhen) Co.,Ltd.(“Cang Jin Suo”) ultimately under control by the State-owned Assets Supervision and Administrative Commission. According to the agreement, the consideration was $26,500,000, interest-free, and the Company will collect the loan receivable from Cang Jin Suo as follows : $1.5 million in July 2021, $5 million in August 2021, $5 million in September 2021, $10 million in October 2021 and $5 million in November 2021.

