Form 20-F
period 2021-12-31
Meiwu Technology Co Ltd
filed 2022-05-12
CIK 1787803

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________________________ to ___________________________

Commission file number: 001-39803

Meiwu Technology Company Limited

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

1602, Building C, Shenye Century Industrial Center

No. 743 Zhoushi Road, Hangcheng Street,

Bao’an District,

Shenzhen, People’s Republic of China

(Address of principal executive offices)

Mr. Xinliang Zhang, Chief Executive Officer

1602, Building C, Shenye Century Industrial Center

No. 743 Zhoushi Road, Hangcheng Street,

Bao’an District,

Shenzhen, People’s Republic of China

Telephone: +86-755-85250400

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

The number of outstanding ordinary shares, no par value is 32,968,755 of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“BVI” refers to the British Virgin Islands;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of Meiwu Technology Company Limited, no par value;
●	“Vande” refers to Shenzhen Vande Technology Co., Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Meiwu;
●	“we,” “us,” “our company,” “our,” “the Company” and “Meiwu” is to Meiwu Technology Company Limited, a British Virgin Islands company, its subsidiaries, Shenzhen Vande Technology Co., Limited and Guo Gangtong Trade (Shenzhen) Co., Ltd, and its affiliated entities in China, including but not limited to Wunong Technology (Shenzhen) Co., Ltd, and its wholly-owned subsidiaries, Meiwu Catering Chain Management (Shenzhen) Co., Ltd, Wunong Technology (Liaoning) Co., Ltd and Wunong Technology (Shaanxi) Co., Ltd and majority-owned subsidiaries, Wude Agricultural Technology (Shanghai) Co., Ltd;
●	“WFOE” or “Guo Gang Tong” refers to Guo Gangtong Trade (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China, which is wholly-owned by Shenzhen Vande Technology Co., Limited;
●	“Wude Shanghai” is to Wude Agricultural Technology (Shanghai) Co., Ltd, a limited liability company organized under the laws of China and a majority-owned subsidiary of Wunong Shenzhen
●	“Meiwu Catering” is to Meiwu Catering Chain Management (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a wholly owned subsidiary of Wunong Shenzhen;
●	“Wunong Liaoning” is to Wunong Technology (Liaoning) Co., Ltd, a limited liability company organized under the laws of China and a wholly owned subsidiary of Wunong Shenzhen;
●	“Baode” is to Baode Supply Chain (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a majority-owned subsidiary of Wunong Shenzhen before December 28, 2021;
●	“Wunong Shenzhen” refers to Wunong Technology (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a variable interest entity (“VIE”) contractually controlled by WFOE;
●	“Website” is to our online electronic retail store for the offering of the food products at www.wnw108.com; and
●	“variable interest entity” or “VIE” is to our variable interest entity, Wunong Technology (Shenzhen) Co., Ltd, that is 100% owned by PRC citizens and a PRC entity, that holds the business operation licenses or approvals to, and generally operates our Website for our internet businesses or other businesses in which foreign investment is restricted or prohibited, and is consolidated into our consolidated financial statements in accordance with U.S. GAAP as if it were our wholly-owned subsidiary.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	[Reserved]

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

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

Summary of Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings. For more information, please see the section titled “Risk factors” beginning on page 3 of this annual report.

Risks Related to Our Business and Industry

●	We are exposed to the risks of an economic recession, credit and capital markets volatility and economic and financial crisis as a result of the COVID-19 virus pandemic. See more detailed discussion of this risk factor on page 3 of this annual report.

●	If we are unable to offer branded products at attractive prices to meet customer needs and preferences on our e-commerce platform, or if our reputation for selling authentic, high-quality products suffers, we may lose customers and our business, financial condition and results of operations may be materially and adversely affected. See more detailed discussion of this risk factor on page 3 of this annual report.

●	If we are not able to implement our strategies to achieve our business objectives, our business operations and financial performance will be adversely affected. See more detailed discussion of this risk factor on page 3 of this annual report.

●	We depend on third parties to supply our food products; any adverse changes in such supply or the costs of products may adversely affect our operations. See more detailed discussion of this risk factor on page 3 of this annual report.

●	Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences. See more detailed discussion of this risk factor on page 3 of this annual report.

●	Higher labor costs could adversely affect our business and financial results. See more detailed discussion of this risk factor on page 3 of this annual report.

●	Health concerns or adverse developments with respect to the safety or quality of the food product industry in general or our own products specifically may damage our reputation, increase our costs of operations and decrease demand for our products. See more detailed discussion of this risk factor on page 3 of this annual report.

Risks Related to Our Corporate Structure and Operation

●	If the PRC government deems that the contractual arrangements in relation to the VIE, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. See more detailed discussion of this risk factor on page 3 of this annual report.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. See more detailed discussion of this risk factor on page 3 of this annual report.

●	Contractual arrangements in relation to the VIE, may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment. See more detailed discussion of this risk factor on page 3 of this annual report.

●	We may lose the ability to use and benefit from assets held by the VIE, that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding. See more detailed discussion of this risk factor on page 3 of this annual report.

●	If the chops of WFOE, our PRC subsidiaries and the VIE, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised. See more detailed discussion of this risk factor on page 3 of this annual report.

Risks Related to Doing Business in the People’s Republic of China

●	Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. See more detailed discussion of this risk factor on page 3 of this annual report.

●	Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless. See more detailed discussion of this risk factor on page 3 of this annual report.

●	Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business. See more detailed discussion of this risk factor on page 3 of this annual report.

●	Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us. See more detailed discussion of this risk factor on page 3 of this annual report.

●	We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC. See more detailed discussion of this risk factor on page 3 of this annual report.

●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See more detailed discussion of this risk factor on page 3 of this annual report.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our shares. See more detailed discussion of this risk factor on page 3 of this annual report.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. See more detailed discussion of this risk factor on page 3 of this annual report.

Risks Related to Our Ordinary Shares

●	We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity. See more detailed discussion of this risk factor on page 3 of this annual report.

●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies. See more detailed discussion of this risk factor on page 3 of this annual report.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects. See more detailed discussion of this risk factor on page 3 of this annual report.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors. See more detailed discussion of this risk factor on page 3 of this annual report.

●	The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price. See more detailed discussion of this risk factor on page 3 of this annual report.

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

If we are unable to offer branded products at attractive prices to meet customer needs and preferences on our e-commerce platform, or if our reputation for selling authentic, high-quality products suffers, we may lose customers and our business, financial condition and results of operations may be materially and adversely affected.

Our future growth on our e-commerce platform partially depends on our ability to continue to attract new customers as well as to increase the spending and repeat purchase rate of existing customers. Constantly changing consumer preferences have historically affected, and will continue to affect, the online retail industry. Consequently, we must stay abreast of emerging lifestyle and consumer preferences and anticipate product trends that will appeal to existing and potential customers.

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

User behavior on mobile devices is rapidly evolving, and if we fail to successfully adapt to these changes, our competitiveness and market position may suffer.

Buyers, sellers and other participants are increasingly using mobile devices in China for a wide range of purposes, including for e-commerce. While a significant and growing portion of participants access our e-commerce platform through mobile devices, this area is developing rapidly and we may not be able to continue to increase the level of mobile access to, or transactions on, our e-commerce platform by users of mobile devices. The variety of technical and other configurations across different mobile devices and platforms increases the challenges associated with this environment. our ability to successfully expand the use of mobile devices to access our e-commerce platform is affected by the following factors:

●	our ability to continue to provide products on our e-commerce platform and website;

●	our ability to successfully deploy apps on popular mobile operating systems; and

●	the attractiveness of alternative platforms.

If we are unable to attract significant numbers of new mobile buyers and increase levels of mobile engagement, our ability to maintain or grow our business would be materially and adversely affected.

Sales of our products are subject to changing consumer preferences; if we do not correctly anticipate such changes, our sales and profitability may decline.

There are a number of trends in consumer preferences, which have an impact on us and the food products industry as a whole. These include, among others, preferences for convenient, natural, better value, healthy and sustainable products. Concerns as to the health impacts and nutritional value of certain foods may increasingly result in food producers being encouraged or required to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids and certain other ingredients. Consumer preferences are also shaped by concern over the environmental impact of products. The success of our business depends on both the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in consumer preferences in the markets in which we operate could have a material adverse effect on our business. Consumer tastes are also susceptible to change. Our competitiveness therefore depends on our ability to predict and quickly adapt to consumer trends, exploiting profitable opportunities for product development without alienating our existing consumer base or focusing excessive resources or attention on unprofitable or short-lived trends. If we are unable to respond on a timely and appropriate basis to changes in demand or consumer preferences, our sales volumes and margins could be adversely affected.

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

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our e-commerce platform generates and processes a large quantity of personal, transaction, demographic and behavioral data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Any systems failure or security breach or lapse that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

Failure to maintain or improve our technology infrastructure could harm our business and prospects.

Adopting new software and upgrading our online infrastructure requires significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Maintaining and improving our technology infrastructure require significant levels of investment. Adverse consequences could include unanticipated system disruptions, slower response times, impaired quality of buyers’ and sellers’ experiences and delays in reporting accurate operating and financial information. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs, our business, financial condition, results of operation and prospects, as well as our reputation, could be materially and adversely affected.

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

We are subject to payment processing risk.

Our e-commerce customers pay for their services using a variety of different online payment methods. We rely on third parties to process such payments. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as delays in receiving payments from payment processors and/or changes to rules or regulations concerning payment processing, our revenues, operating expenses and results of operations could be adversely impacted.

Security breaches and attacks against our internal systems and network, and any potential resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Although we have employed resources to develop security measures against unauthorized access to our systems and networks, our cybersecurity measures may not successfully detect or prevent all unauthorized attempts to access the data on our network or compromise and disable our systems. Unauthorized access to our network and systems may result in the misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against these attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from user dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

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

Our revenue and net income may be materially and adversely affected by any economic slowdown in China and indirectly by trade disputes between the United States and China that may contribute to uncertainties in economic outlook.

The success of our business depends on consumers spending from e-commerce which may be affected by consumer confidence and uncertainties in the outlook for economic growth within China. We derive substantially all of our revenue from China. As a result, our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online and mobile commerce. The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising and lowering interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten or loosen credit and liquidity. In the past, these measures have contributed to a slowdown of the PRC economy and although recently the PRC has taken steps to reduce interest rates and adjust deposit reserve ratios to increase the availability of credit in response to a weakening economy caused, in part, by the continuing trade dispute with the United States, no assurances can be given that the PRC’s efforts will result in more certainty in domestic economic outlook or an increase in consumer confidence. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the Internet generally and within our ecosystem. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

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

We do not foresee paying cash dividends in the foreseeable future and, as a result, our investors’ sole source of gain will depend on capital appreciation, if any.

We do not plan to declare or pay any cash dividends on our shares of ordinary shares in the foreseeable future and currently intend to retain any future earnings for funding growth. As a result, investors should not rely on an investment in our securities if they require the investment to produce dividend income. Capital appreciation, if any, of our shares may be our investors’ sole source of gain for the foreseeable future.

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

We may be named as a defendant in litigation, or may be joined as a defendant in litigation brought against our customers by third parties, our customers’ competitors, governmental or regulatory authorities or consumers, which could result in judgments against us and materially disrupt our business. These actions could involve claims alleging, among other things, that:

●	advertising claims made with respect to our customers’ products or services are false, deceptive or misleading;

●	our customers’ products are defective or injurious and may be harmful to others; or

●	marketing, communicating or advertising materials created for our customers infringe on the proprietary rights of third parties.

The damages, costs, expenses and attorneys’ fees arising from any of these claims could have a material and adverse effect on our business, financial condition, results of operations, and prospects to the extent that we are not adequately indemnified by our customers. In any case, our reputation may be negatively affected by these allegations.

We do not maintain business liability or disruption, litigation or property insurance and any business liability or disruption, litigation or property damage we experience may result in substantial costs to us and the diversion of our resources.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business disruption, business liability or similar business insurance products. We have determined that the risks of disruption or liability from our business, the potential loss or damage to our property, including our facilities, equipment and office furniture, the cost of obtaining insurance coverage for these risks and the difficulties associated with obtaining such insurance on commercially reasonable terms, make it impractical for us to have obtained such insurance on terms and conditions that are commercially reasonable. As a result, we did not purchase any business liability, disruption, litigation or property insurance coverage for our operations in China. Any occurrence of an uninsured loss or damage to our property or litigation or business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our operating results.

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

We are a BVI company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among WFOE (“Wholly Foreign Owned Enterprise”) and Wunong Shenzhen and its shareholders. As a result of these contractual arrangements, we exercise control over Wunong Shenzhen and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company - A. History and development of the Company - Contractual Arrangements between WFOE and Wunong Shenzhen”.

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

We have relied and expect to continue to rely on contractual arrangements with Wunong Shenzhen and its shareholders to operate our business. For a description of these contractual arrangements, see “Item 4. Information on the Company - A. History and development of the Company - Contractual Arrangements between WFOE and Wunong Shenzhen” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entity. For example, Wunong Shenzhen and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

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

Risks Related to Doing Business in the People’s Republic of China

Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards.

Although we operate through the VIE and its subsidiaries substantially in mainland China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCA Act”), which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“HFCAA”), which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act.

While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Our independent registered public accounting firm issued an audit opinion on the financial statements incorporated by reference in this annual report filed with the SEC. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. Our auditor is located in Singapore, not mainland China or Hong Kong. Furthermore, our auditor is not among the auditor firms listed on an HFCAA Determination List, which includes all of the auditor firms that the PCAOB is not able to inspect. Recent developments with respect to audits of companies of which the major operations are in China, such as us, create uncertainty about the ability of our auditor to fully cooperate with the PCAOB’s request for audit work papers without the approval of the Chinese authorities. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditors through such inspections.

Should the PCAOB be unable to fully conduct inspections of our auditors’ work papers due to a position taken by one or more authorities in the foreign jurisdiction, it will make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements, which would adversely affect the market price of our Ordinary Shares.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

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

Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Substantially all of our operations are located in China. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores.

As such, our business segments may be subject to various government and regulatory interference in the provinces in which they operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on the U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even if such permission is obtained, whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (“the “CAC Revised Measures”) to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022. The CAC Revised Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Review Office of the PRC. According to the CAC Revised Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The CAC Revised Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC.

As of the date of this annual report, we have not received any notice from any authorities identifying the PRC operating entities or the VIE as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. According to the CAC Revised Measures, we believe that the operations of the PRC operating entities and our listing will not be affected and that we will not be subject to cybersecurity review by the CAC, given that the PRC operating entities possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the CAC Revised Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the CAC Revised Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC.

As all of the VIE Agreements with Wunong Shenzhen are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these VIE Agreements. Furthermore, these VIE Agreements may not be enforceable in China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to exert effective control over Wunong Shenzhen, and our ability to conduct our business may be materially and adversely affected. Our Ordinary Shares may decline in value or become worthless if we are unable to assert your contractual control rights over the assets of the VIE that conduct all or substantially all of our operations

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

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

We are a British Virgin Islands incorporated company and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of December 31, 2021, 2020 and 2019, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we recorded net losses for the years ended December 31, 2021, 2020 and 2019 and did not distribute any dividend for the year ended December 31, 2021, 2020 and 2019. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Vande, our Hong Kong subsidiary.

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

Risks Related to Our Ordinary Shares

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

As of December 31, 2021, our management assessed the effectiveness of our internal control over financial reporting. The material weaknesses identified by management is that we do not have in-house accounting personnel with sufficient knowledge of US GAAP and SEC reporting experiences. Management concluded that our internal control over financial reporting was ineffective as of December 31, 2021.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat Wunong Shenzhen as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of Wunong Shenzhen under the PFIC rules of the U.S. federal income tax laws, and based upon our income and assets, and the value of our Ordinary Shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 or that we will be a PFIC for the taxable year ending December 31, 2022 and we do not anticipate becoming a PFIC in the foreseeable future. The Internal Revenue Service has not taken a position on whether a VIE like Wunong Shenzhen can be treated as owned by us for purposes of the PFIC rules. See the discussion of the PFIC rules under “E. Taxation - United States Federal Income Taxation” below.

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

We were incorporated under the laws of British Virgin Islands on December 4, 2018 with the name of “Advancement International Limited” (“Advancement International”) by three shareholders, namely Kindness Global Company Limited, Four Dimensions Global Investment Limited and Wisdom Global Company Limited. Union International Company Limited was included as a fourth shareholder on February 14, 2019 when Kindness Global Company Limited transferred 17,000 Ordinary Shares to Union International Company Limited.

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

On February 15, 2019, we acquired all shares of Vande pursuant to an Instrument of Transfer, Sold Note and Bought Note  recorded with Registrar of Companies in Hong Kong Special Administration Region (SAR).

Vande, incorporated on April 6, 2017 in Hong Kong, SAR, incorporated Guo Gang Tong (“WFOE”) in the People’s Republic of China with a registered capital of RMB 5,000,000 (approximately, $707,500) on December 28, 2018.

WFOE, in turn, entered into a series of contractual agreements on March 2, 2019 with Wunong Shenzhen, a company incorporated in the People’s Republic of China on June 16, 2015 with a registered capital of RMB5,000,000 (approximately, $707,500) Wunong Technology (Shenzhen) Co., Ltd wholly owns a subsidiary, Meiwu Catering Chain Management (Shenzhen) Co., Ltd, formerly known as Wunong Catering Chain Management (Shenzhen) Co., Ltd, which it incorporated in the PRC with a registered capital of RMB 5,000,000 on November 27, 2018.

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

On October 20, 2020, Wunong Shenzhen entered into an Equity Transfer Agreement to acquire 51% equity interests in a newly-incorporated company, Baode Supply Chain (Shenzhen) Co., Ltd (“Baode”). Baode’s registered capital is RMB 5 million (approximately $781,466) and its equity interest is divided among Wunong Shenzhen (51%), Shiliang Ma (30%) and Yongqiang He (19%). Wunong Shenzhen transferred the 100% ownership interest to Yafang Liu on December 15, 2020 and repurchased the ownership interest on January 19, 2021. Baode’s registered capital was increased to RMB 30 million (approximately $4.6 million) on April 29, 2021.

On December 10, 2020, our variable interest entity, Wunong Shenzhen incorporated a wholly-owned subsidiary, Wunong Technology (Shaanxi) Co., Ltd (“Wunong Shaanxi”). Wunong Shaanxi’s registered capital is RMB 8.8 million (approximately $ 1,375,670) and is located at 18/F, B, Yu Shang Building, Tongda Road, High-tech Industrial Park, Yulin City, Shaanxi Province. Wunong Shenzhen transferred the 100% ownership interest to Haiyan Qin on December 14, 2020 and repurchased the ownership interest on January 26, 2021.

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

On August 23, 2021, we changed our name from “Wunong Net Technology Company Limited” to Meiwu Technology Company Limited.

On November 23, 2021, we entered into a Share Purchase Agreement (“SPA”) with Boxinrui International Holdings Limited, a British Virgin Islands business company (the “Anxin BVI”), and all the shareholders of Anxin BVI, who collectively hold 100% issued and outstanding shares of Anxin BVI (the “Sellers”). Anxin BVI indirectly owns 100% of Beijing Anxin Jieda Logistics Co., Ltd. (“Anxin”), a company organized under the laws of the PRC, via Anxin BVI’s wholly-owned subsidiary in Hong Kong, Hong Kong Anxin Jieda Co., Limited. Anxin is a company engaging in the business of transportation and logistics based in Beijing, China. Pursuant to the SPA, at the closing, we shall deliver to the Sellers a total of 7,968,755 ordinary shares, no par value (“Ordinary Shares”), however, if the audit of the Anxin’s financial statements for the years ended December 31, 2020 and 2019 is not completed by the sixty-fifth (65th) day following the date of the SPA, the 50% of the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. As of March 11, 2022, Anxin BVI failed to deliver the audited financial statements of Anxin for the year ended December 31, 2020 and 2019. Therefore, we entered into a termination agreement, (the “Termination Agreement”) pursuant to which, the parties agreed to terminate the transaction as contemplated by the SPA and the Sellers agreed to return 7,968,755 Ordinary Shares to the Company immediately and such Ordinary Shares were forfeited and reserved as the treasury shares of the Company.

On December 28, 2021, Wunong Shenzhen sold the 51% equity interests of Baode Supply Chain (Shenzhen) Co., Ltd to Mr. Shiliang Ma, who held 30% ownership of Baode with the amount of RMB 200,000 (approximately $31,405). Upon the consummation of the sale of 51% equity shares in Baode, Wunong Shenzhen ceased to hold shares in Baode and Baode was no longer a majority controlled subsidiary of Wunong Shenzhen.

On March 31, 2022, we entered into a Share Purchase Agreement (“SPA”) with Magnum International Holdings Limited, a British Virgin Islands business company (the “Yundian BVI”), and all the shareholders of Yundian BVI, who collectively hold 100% issued and outstanding shares of Yundian BVI (the “Sellers”). Yundian BVI indirectly owns 100% of Dalian Yundian Zhiteng Technology Company Limited (“Yundian”), a company organized under the laws of the PRC, via Yundian BVI’s wholly-owned subsidiary in Hong Kong, Yun Tent Technology Company Limited. Yundian is a company engaging in the information technology and communication engineering based in Dalian, China. Pursuant to the SPA, we agreed to acquire 100% of the issued and outstanding shares of Yundian BVI. Upon the closing, we shall deliver to the Sellers total consideration of US$8.1 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.9 per share, for a total of 9,000,000 Ordinary Shares (“Share Consideration”) provided, however, if the audit of the Yundian’s financial statements for the years ended December 31, 2021 and 2020 is not completed by the sixty-fifth (65th) day following the closing date of the transaction contemplated in the SPA, all the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation.

The following diagram illustrates our current corporate structure:

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scope approved by the Administration of Industry and Commerce or its local counterpart. As such, WFOE’s business scope is to primarily engage in enterprise management and consulting. Since the sole business of WFOE is to provide Wunong Shenzhen with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a service fee, such business scope is necessary and appropriate under PRC laws.

Meiwu Technology Company Limited is a holding company with no business operation other than holding the shares in Vande. Vande is a pass-through entity with no business operation. WFOE is exclusively engaged in the provision of enterprise management and consulting.

Our principal executive offices are located at 1602, Building C, Shenye Century Industrial Center, No. 743 Zhoushi Road, Hangcheng Street, Bao’an District Shenzhen, People’s Republic of China, and our phone number is +86-755-85250400. We maintain a corporate website at www.wnw108.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

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

Wunong Shenzhen has recorded a negative monthly profit from April 1, 2019 through December 31, 2021. Its after-tax monthly balance has been negative and consequently, no service fees had been paid over to WFOE.

Legend: 10,000 (RMB)

	Cumulative Income	Cumulative Cost	Cumulative Loss	Cumulative Operating Capital Retention	Income Tax Payable	Service Fee
April 2019	1,236.34	888.57	427.28	-	-	-79.51

May 2019	1,412.98	1,019.13	543.88	-	2.19	-152.22

June 2019	1,670.34	1,210.18	719.46	-	-	-259.30

July 2019	2,351.95	1,714.09	870.18	-	-	-232.32

August 2019	2,490.26	2,327.57	640.75	-	-	-478.06

September 2019	2,936.74	2,691.73	766.14	-	-	-521.13

October 2019	3,719.28	2,802.81	1,455.59	-	-	-539.12

November 2019	4,575.94	3,451.91	1,455.59	-	-	-543.70

December 2019	5,603.97	4,268.33	2,049.82	-	-	-714.18

January 2020	456.08	364.88	260.07	-	-	-168.87

February 2020	675.13	554.63	405.09	-	-	-284.59

March 2020	1,087.00	903.41	610.96	-	-	-427.37

April 2020	1,550.93	1,300.41	854.68	-	-	-604.16

May 2020	1,820.96	1,522.08	1,014.97	-	-	-716.09

June 2020	2,046.16	1,704.96	1,194.16	-	-	-852.96

July 2020	2,300.91	1,907.88	1,350.65	-	-	-957.62

August 2020	2,797.59	2,299.71	1,544.55	-	-	-1,046.67

September 2020	4,087.42	3,316.02	1,292.53	-	-	-521.13

October 2020	5,531.18	4,466.51	2,095.74	-	-	-1,031.07

November 2020	7,379.27	5,990.60	2,353.71	-	-	-965.04

December 2020	12,740.00	10,320.28	3,079.56	-	-	-659.84

January 2021	2,189.60	1,669.64	531.38	-	-	-11.42

February 2021	3,640.45	2,978.21	665.81	-	-	-3.57

March 2021	4,203.04	3,269.96	937.65	-	-	-4.58

April 2021	5,088.36	4,053.12	1,161.08	-	-	-125.84

May 2021	6,175.29	5,056.71	1,359.76	-	-	-241.18

June 2021	6,837.28	5,663.22	1,605.09	-	-	-431.03

July 2021	7,409.07	6,138.97	1,773.19	-	-	-503.09

August 2021	7,631.95	6,297.58	1,906.88	-	-	-572.50

September 2021	7,903.16	6,501.44	2,060.69	-	-	-658.96

October 2021	8,175.68	6,676.60	2,183.83	-	-	-684.75

November 2021	8,590.89	6,943.84	2,304.53	-	-	-657.48

December 2021	9,022.84	7,242.42	2,790.54	-	-	-1,010.13

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

Coronavirus (COVID-19) Update

Recently, there is an ongoing outbreak of a novel strain of coronavirus (COVID-19) first identified in China and has since spread rapidly globally. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities globally for the past few months. In March 2020, the World Health Organization declared COVID-19 to be a pandemic. In the first quarter of 2022, China experienced another wave of COVID-19 resulted in several cities being locked down and stricter measures have been put in place. Given the uncertainties in the global market and economic conditions attributable to the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, we believe there is a risk that our business, results of operations, and financial condition will be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or mitigate its impact, almost all of which are beyond our control. The impact of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

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

As of December 31, 2021, the portfolio of food products sold on our Website comprises 11.62% Organic Food (106 products), 3.07% Green Food (28 products), 4.82% Agri GI Products (44 products), and 80.48% of other food products (including non-genetically modified Pollution-Free Products) (734 products). The mix of food products sold on our Website is ever-changing, depending on food quality and safety, market demand, and customer preferences.

In response to the impact of COVID-19, we planned to open franchise experience stores throughout China instead of the franchise restaurants. At the meantime, we have refined our restaurant model into a “community experience store” model to include better product experience, customer service, product/brand display and promotions. This will, we hope, lay the foundation of an offline supply chain system in the future. The experience stores are terminal base stations that they can attract customers, offer our food products for customers to experience and sells our products.

We planned to roll out about 168 franchise experienced stores before December 31, 2022.

As of December 31, 2021, we have launched our first experience store in Yangxian country and 50 other franchise experience stores that across 8 provinces in China, including Shaanxi, Heilongjiang, Shandong, Xinjiang, Jiangsu, Sichuan, Yunnan and Guangxi. Our present experience store model (which is subject to further refinement) allows the grantees use the Wunong brand and full set of visual identity images to operate the products of our online platform. We pay the sales commissions to grantees according to our market policy.

We generate revenue from the sale of food products/commodities on our Website, which includes custom pre-sales of food products/commodities such as crops. We also have another source of income from our restaurants before they were refined.

For fiscal year ended December 31, 2021, our total revenue was $12,258,451, comprising $8,290,771 from online sales of food products on our Website, $3,854,760 from offline sales and $100,945 from our restaurants and $11,975 from others.

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

As of December 31, 2021, we had over 682,147 registered users on our online sales platform, of which approximately 69,730 are monthly active users.

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

As of December 31, 2021, the portfolio of food products sold on our Website comprises 11.62% Organic Food (106 products), 3.07% Green Food (28 products), 4.82% Agri GI Products (44 products), and 80.48%of other food products (including non-genetically modified Pollution-Free Products) (734 products).

Of the 912 food products, 263 belong to the category of “Dried Grains and Oil” (28.84%), 93 in the “Meat, Poultry and Egg Products” category (10.20%), 306 in the “Fresh Fruits and Vegetables” category (33.54%), 51 in the “Nutritional Products” category (5.59%), 9 in the “Seafood and Aquatic Products” category (0.99%), 122 in the “Milk/Drink/Baking Products” category (13.38%) and 68 in the “Life Necessities” category (7.46%). We do not produce any food, but buy from our suppliers for resale on our Website.

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

Green Food - Monk Head Flour, Snowy Field Cilantro Seed Oil and Fuzhiyuan Fragrant Rice;

Agri GI Products – Hengshan Goat Meat; Dangshan Pears, Fuping Persimmons etc.;

ICH Products – Xinyuan Premium Sausages, Fan Old Wine, Fengyu Hundred Year Old Oil Workshop Pure Balm etc.; and

Pollution-free Products – Huoshanyan Rice, Jinhuakui Noodle, Fuzhiyuan Rice, Tangjixiang Flour etc.

Approximately 10% of our products are exclusive to our Website (including our private labeled wines), approximately 90% are available on other e-commerce platforms for purchase and the remainder of our portfolio may be obtained from a myriad of other sources, for example, brick and mortar stores.

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

No one supplier accounts for more than 10% of our purchase for fiscal years 2020 and 2021 and through the date of this annual report.

As of December 31, 2021, we have approximately 251,739 registered customer/search agents. Approximately 12% of the food products sold on our Website are from suppliers recommended to us by these agents. We also have established cooperation relationships with 51 experience stores located in 8 provinces in China working with us.

Our Customers

No customer accounts for more than 10% of our revenue for fiscal years 2019, 2020 and 2021 and through the date of this annual report. Prospective purchasers are required to register with us and open an account on our Website by accepting a User Agreement. Our customers are typically middle-income couples and are referred to us by other registered users through word of mouth or through our own marketing efforts.

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

The local service center will be paid a 3% on all purchases made by customers within its jurisdiction.

On April 1, 2021, we updated the sales incentive policy of local service centers. The basic sales commissions was 2% of the purchases made by customers and shall be paid in fully if the examination was qualified. We will give a 20% discount if the local service center can not pass the examination. Besides, we added a mission award by quarter according to the percentage of the sales tasks completed as follows:

●	90% of tasks completed, 1% added; Exceed 80% but less than 90%, 0.5% added;
●	120% of tasks completed, 2% added;
●	150% of tasks completed, 3% added;

As we have refined our restaurant model into a “community experience store” model, we developed the new sales commissions policy on August 1, 2021 which named “Daybreak Action”. We will paid the 6%-10% commissions of all purchases made by customers for the members and employees of experience stores. As for sales commissions of the experience stores, we will paid 10%-14% of all purchases in our private products and 3% for another products.

On September 23, 2021, we adjusted the commissions policy in order to promote the development of experience stores. We canceled all sales commissions of the local service centers and members, and regarded the 66% of after tax gross profit of products as the sales commissions of the experience stores.

Experience Stores

As of December 31, 2021, we have launched our first experience store in Yangxian country and 50 other franchise experience stores that across 8 provinces in China, including Shaanxi, Heilongjiang, Shandong, Xinjiang, Jiangsu, Sichuan, Yunnan and Guangxi and we have signed a Cooperation Agreement on Experience Stores with each of them. The role of experience stores are terminal base stations that they can attract customers, offer our food products for customers to experience and sells our products. We plan to roll out about 168 franchise experience stores before December 31, 2022.

In response to the impact of COVID-19, we planned to open franchise experience stores throughout China instead of the franchise restaurants. At the meantime, we have refined our restaurant model into a “community experience store” model to include better product experience, customer service, product/brand display and promotions. The customers can go to experience stores to feel about the food products personally and order it in our online platform. When they scan the QR code of the experience stores, they can become members of the stores. This will, we hope, lay the foundation of an offline supply chain system in the future.

The experience store is located in the middle and high-end community, and its main functions are products spread, food experience, sales diversion, distribution, warehousing and brand outputare. Our present experience store model (which is subject to further refinement) allows the grantees use the Wunong brand and full set of visual identity images to operate the products of our online platform. We pay the sales commissions to grantees according to our market policy. The grantees who signed the Cooperation Agreement on experience stores with us should operate independently and be responsible for its own profits and losses. Each experience store is staffed with at least three personnel: a business leader, a financial officer and a community owner.

Quality Control Team

As we do not produce any of our food products, one of the ways we safeguard the quality and safety of our food products is through our quality control team, which presently comprises the experienced food experts who are familiar with national food standards and accreditation. This team used to travel regularly throughout China to visit our food suppliers to conduct onsite due diligence studies on the farms and factories where the food products are grown, manufactured and packaged.

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

Restaurants

As of the date of December 31, 2021, we have sub-leased 5,812 square feet (539.98 square meter) at Rooms C106, C107, C108, C109, C110, C111, C112 on Hangcheng Street, Hourui No.2 Industrial District, Zhichuang Juzhen Industrial Park, Bao’an District, Shenzhen and soft-launched our first restaurant there. We also provide a grocery section for onsite purchases of our food products. This restaurant offers us the opportunity for management system testing, dish product research and personnel training. Additionally, we are constantly assessing the effectiveness of various marketing promotions and initiatives.

As the uncertainty surrounding the COVID-19 outbreak, there is a possibility that our restaurants can not let the customers to eat in the hall. It would be an adversely affect the operation and development of our restaurants. We began to sell our food online through Meituan APP. The customers selected the food and ordered it on Meituan APP, our restaurants prepared the foods and then the Meituan Riders would take the food and deliver its to customers.

In response to the impact of COVID-19, we have refined our restaurant model into a “community experience store” model to include better product experience, customer service, product/brand display and promotions. Some of our restaurants transferred as the experience stores and others end the cooperation with us. Until the year end of 2021, all of our restaurants ended operation. On December 21, 2021, we signed the rental withdrawal agreement with Shenzhen Zhichuang Matrix Technology Co., Ltd to early terminate the lease term of Rooms C106, C107, C108, C109, C110, C111, C112 on Hangcheng Street, Hourui No.2 Industrial District, Zhichuang Juzhen Industrial Park, Bao’an District, Shenzhen. And then, our first restaurants closed.

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

Cybersecurity

Various laws and regulations, such as the Cyber Security Law of the PRC, govern the collection, use, retention, sharing, and security of the personal data we receive from and about our users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users with data collected through the internet, and we expect such scrutiny to continue to increase. We have adopted policies, procedures and guidelines to comply with these laws and regulations and protect the personal privacy of our customers and the security of their data. Our board of directors has general oversight power over cybersecurity issues and delegates the daily supervision responsibility to our chief executive officer, Mr. Xinliang Zhang. The head of our IT department directly reports cybersecurity status to Mr. Qin, and in case of a cybersecurity incident, Mr. Zhang will report the incident to our board of directors to take appropriate and timely measures in response to the incident. See “Item 3. Key Information - D. Risk Factors—Risks Relating to Our Business and Industry—Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.”

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

Our business is dependent on a combination of trademarks, copyrights, domain names, trade names, trade secrets and other proprietary rights, in order to protect our intellectual property rights. As of the date of this annual report, we have 65 registered trademarks in different categories and 29 registered computer software copyrights in the People’s Republic of China.

Trademarks

Trademark	Registration Number	Date	Classes**
	22377947	February 7, 2018	9
	22378573	February 7, 2018	33
	22378615	February 7, 2018	35
	22378926	February 7, 2018	36

22378982	February 7, 2018	41
22379208	February 7, 2018	42
38082135	December 28, 2019	3
38066556	December 28, 2019	16
38083372	December 28, 2019	21
38066558	December 28, 2019	45
38071707	December 28, 2019	33
38076972	December 28, 2019	41
38069264	December 28, 2019	29
38082143	December 28, 2019	24
38100052	December 28, 2019	21
38108508	December 28, 2019	45
38100056	December 28, 2019	39
38095790	December 28, 2019	41
38095795	December 28, 2019	29
38087302	December 28, 2019	20
38105330	December 28, 2019	16
38108512	December 28, 2019	24
38100047	December 28, 2019	30
38083378	January 7, 2020	43
38085265	January 7, 2020	39
38083366	January 7, 2020	38
39539112	March 14, 2020	36
39519229	February 28, 2020	38

39527140	March 14, 2020	41
39528541	March 14, 2020	35
39519230	February 28, 2020	9
39539116	April 21, 2020	42
39528510	March 14, 2020	38
39525718	February 28, 2020	42
39543180	February 28, 2020	9
39523173	February 28, 2020	43
39533247	February 28, 2020	36
39528511	February 28, 2020	41
39533246	February 28, 2020	35
39543168	February 28, 2020	43
39521725	February 28, 2020	35
38108505	March 7, 2020	42
38117208	January 7, 2020	20
38103755	January 7, 2020	35
38095791	January 14, 2020	43
38098780	February 7, 2020	3
38095793	January 14, 2020	38
38105325	January 7, 2020	31
38103752	January 7, 2020	33
38118406	April 14, 2020	32

40258409	May 28, 2020	40
40245204	May 28, 2020	30
40237843	March 28, 2020	33
40237845	May 28, 2020	29
40253004	April 7, 2020	39
40245203	April 7, 2020	34
40982791	May 7, 2020	41
40971171	April 28, 2020	9
40986464	May 7, 2020	38
40982790	May 7, 2020	35
40995740	May 7, 2020	16
44882879	December 7, 2020	30
49885220	April 28, 2020	43
50529065	July 28, 2021	39
50522827	August 7, 2021	43

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

Class 34

Tobacco; cigarette sets; matches.

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

Class 40

Material handling.

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

● Nation-wide sales network. We have established a strong client base and our food suppliers are directly working with their distributors to ship food products to our customers throughout China. As of December 31, 2021, we had over 682,147 registered users on our online sales platform, of which approximately 69,730 of them are monthly active users. We also have established cooperation relationships with 51 experience stores located in 8 provinces in China working with us, including Shaanxi, Heilongjiang, Shandong, Xinjiang, Sichuan, Jiangsu, Yunnan and Guangxi.

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

● Extensive Supply chain support. As of December 31, 2021, we have 23 suppliers occupying over 21,364 acres (equivalent to 129,678 mu; 1 acre = 6.07mu) of production sites to provide over 400 types food products for sale on our Website. The portfolio of food products sold on our Website is diversified and our access to extensive inventory is supported by a reliable network of suppliers.

Our Growth Strategies

The key elements of our strategy to grow our business are to:

● Optimize our pre-ordering service. Our pre-ordering service allows our customers to actively participate in food products specially grown and customized for them. We plan to expand this service to livestock.

● Enhanced cooperation with suppliers. We have a network of over 459 food suppliers and plan to explore more avenues of cooperation with them. Apart from purchasing more products from these suppliers, we will explore other non-traditional ways of cooperation. For example, some of our food suppliers have expressed interest in becoming franchisees of our restaurant.

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

● Developing our customers into food-search agents. We believe that a key element to our success will be to continue identifying and building commercial relationships with reliable suppliers of high-quality food products. China’s licensed food producers are highly fragmented and therefore we need to have a broad food-search agent base to assist us in sourcing high quality food products for sale on our Website. We offer our online platform users opportunities to become a food-search agent with us. By signing an agent agreement with us, customers who successfully recommend us food products that pass our standards will receive a 2% commission of the sale price of such products. As of December 31, 2021, we have successfully cultivated approximately 251,739 nationwide food-search agents from our online platform users, among whom approximately 65,398 are active monthly. Approximately 12% products on our platform were recommended by our food-search agents and we shall continue to expand on this base.

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

For example, we participated in the following promotional activities in 2021 and used social media to promote them.

Promotions	Sales
Women’s Day Sales	RMB 35,000 (approximately, $5,426)
Tomb Sweeping Day Sales	RMB 386,000 (approximately, $59,837)
May Day Sales/Mother’s Day Sales	RMB 522,000 (approximately, $80,920)
June/Children’s Day Sales	RMB 197,000 (approximately, $30,539)
November Double Eleven Promotion	RMB 1,815,000 (approximately, $281,360)
December Double Twelve Promotion	RMB 1,229,000 (approximately, $190,519)

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

Emerging Growth Company Status

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act enacted on April 5, 2012 (the “JOBS Act”). For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” and “say-when-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. Under the JOBS Act, we will remain an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;
●	the last day of the fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares;
●	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or
●	the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934 (the “Exchange Act”) (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months; the value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter).

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

Regulations Relating to Cybersecurity

Regulation on Information Security

The Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the PRC Cybersecurity Law, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC published the CAC Revised Measures which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law of the PRC, or the PIPL, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIPL provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

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

C. Organizational Structure

We were incorporated under the laws of British Virgin Islands on December 4, 2018 with the name of “Advancement International Limited” by three shareholders, namely Kindness Global Company Limited, Four Dimensions Global Investment Limited and Wisdom Global Company Limited. Union International Company Limited was included as a fourth shareholder on February 14, 2019 when Kindness Global Company Limited transferred 17,000 Ordinary Shares to Union International Company Limited.

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

On February 15, 2019, we acquired all shares of Vande pursuant to an Instrument of Transfer, Sold Note and Bought Note recorded with Registrar of Companies in Hong Kong Special Administration Region (SAR).

Vande, incorporated on April 6, 2017 in Hong Kong, SAR, incorporated Guo Gang Tong (“WFOE”) in the People’s Republic of China with a registered capital of RMB5,000,000 (approximately, $707,500) on December 28, 2018.

WFOE, in turn, entered into a series of contractual agreements on March 2, 2019 with Wunong Shenzhen, a company incorporated in the People’s Republic of China on June 16, 2015 with a registered capital of RMB5,000,000 (approximately, $707,500) Wunong Technology (Shenzhen) Co., Ltd wholly owns a subsidiary, Meiwu Catering Chain Management (Shenzhen) Co., Ltd, which it incorporated in the PRC with a registered capital of RMB 5,000,000 on November 27, 2018.

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

On October 20, 2020, our variable interest entity, Wunong Shenzhen, together with two individuals, Shiliang Ma (“Ma”) and Yongqiang (“He”) established a new Shenzhen subsidiary, Baode Supply Chain (Shenzhen) Co., Ltd (“Baode”). Baode’s registered capital is RMB 5 million (approximately $781,466) and its equity interested are divided among Wunong Shenzhen (51%), Ma (30%) and He (19%). Wunong Shenzhen transferred the 100% ownership interest to Yafang Liu on December 15, 2020 and repurchased the ownership interest on January 19, 2021. Baode’s registered capital was increased to RMB 30 million (approximately $4.6 million) on April 29, 2021.

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

On December 10, 2020, our variable interest entity, Wunong Shenzhen incorporated a wholly-owned subsidiary, Wunong Technology (Shaanxi) Co., Ltd (“Wunong Shaanxi”). Wunong Shaanxi’s registered capital is RMB 8.8 million (approximately $ 1,375,670) and is located at 18/F, B, Yu Shang Building, Tongda Road, High-tech Industrial Park, Yulin City, Shaanxi Province. Wunong Shenzhen transferred the 100% ownership interest to Haiyan Qin on December 14, 2020 and repurchased the ownership interest on January 26, 2021.

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

On January 8, 2021, the variable interest entity, Wunong Shenzhen entered into an Equity Transfer Agreement to acquire all the equity interests in a newly-incorporated company, Wunong Technology (Liaoning) Co., Ltd (“Wunong Liaoning”). Wunong Liaoning was incorporated on November 4, 2020 with a registered capital of RMB 8.88 million (approximately US$1.372 million) and is domiciled at 1183 Anhai Road, Qianshan District, Anshan City, Liaoning Province.

On August 23, 2021, we changed our name from “Wunong Net Technology Company Limited” to Meiwu Technology Company Limited.

On December 28, 2021, Wunong Shenzhen sold the 51% equity interests of Baode Supply Chain (Shenzhen) Co., Ltd to Mr. Shiliang Ma, who held 30% ownership of Baode with the amount of RMB 200,000 (approximately $31,405). Upon the consummation of the sale of 51% equity shares in Baode, Wunong Shenzhen ceased to hold shares in Baode and Baode was no longer a majority controlled subsidiary of Wunong Shenzhen.

The following diagram illustrates our current corporate structure:

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scope approved by the Administration of Industry and Commerce or its local counterpart. As such, WFOE’s business scope is to primarily engage in enterprise management and consulting. Since the sole business of WFOE is to provide Wunong Shenzhen with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a service fee, such business scope is necessary and appropriate under PRC laws.

Meiwu Technology Company Limited is a holding company with no business operation other than holding the shares in Vande. Vande is a pass-through entity with no business operation. The WFOE is engaged in the provision of enterprise management and consulting.

D. Properties, Plants and Equipment

Leases

Before December 31, 2021, our headquarters and executive offices are located in Shenzhen, China and consist of approximately 1,675 square meters of office space under one sub-lease. Additionally, we have a sub-lease for approximately 539.8 square meters in an adjacent building for our restaurant and 474 square meters of executive offices and conference room in Shaanxi province.

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

Zhichuang Juzhen also entered into a lease with Meiwu Catering on August 20, 2018 to lease the space for our restaurant from August 12, 2018 to September 11, 2019 at a monthly net rent of RMB50,912 (approximately, $7,154). The monthly management fee for this space RMB5,399 (approximately, $760). On September 12, 2019, the Restaurant Lease was renewed from September 12, 2019 to September 11, 2022, with the monthly net rent of RMB 54,311.

Mr. Heping Liu entered into a lease with Wunong Shaanxi on January 20, 2021 to lease conference room to us for a lease term from January 20, 2021 to January 19, 2022 for an annual rent of RMB20,000 (approximately, $3,137).  The lease for conference room was renewed on January 20, 2022 for a period from January 20, 2022 to January 19, 2023 for an annual rent of RMB20,000 (approximately, $3,137).   Mr. Heping Liu entered into a lease with Ms. Yanling Qi on January 20, 2021 to lease executive offices to Wunong Shaanxi for a lease term from January 20, 2021 to January 19, 2023 for an annual rent of RMB122,040 (approximately $19,141).

On December 21, 2021, we signed the lease withdrawal agreements with Zhichuang Juzhen to end the lease terms of executive offices and restaurant at December 31, 2021. On February 23, 2022, Shenzhen Bao’an Industrial Investment Group Co., Ltd(“Bao’an Industrial Investment”) entered a lease with Wunong Shenzhen to lease our executive offices to us for a lease term from March 1, 2022 to February 28, 2025, at a monthly net rent of RMB49,743.65 (approximately, $7,802) for the period from March 1, 2022 to February 28, 2023, a monthly net rent of RMB52,230.83 (approximately, $8,192) for the period from March 1, 2023 to February 29, 2024 and a monthly net rent of RMB54,844.64 (approximately, $8,602) for the period from March 1, 2024 to February 28, 2025.

Facility	Address	Space (m2)
Headquarters/Executive Offices	1602, Building C, Shenye Century Industrial Center, No. 743 Zhoushi Road, Hangcheng Street, Bao’an District, Shenzhen, China	904
Executive Offices	18 / F, Building B, Yushang Building, Yuyang District, Yulin City, Shaanxi Province, China	226
Conference room	18 / F, Building B, Yushang Building, Yuyang District, Yulin City, Shaanxi Province, China	248

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

Overview

We are a British Virgin Islands company incorporated on December 4, 2018 with no substantial operation. Through our contractually controlled and managed company, Wunong Technology (Shenzhen) Co,. Ltd., a People’s Republic of China company (“Wunong Shenzhen”), we operate an electronic online platform designed to provide primarily clean food to customers in China. We also operate a restaurant in China with a grocery section that sells only clean food. Our mission is to provide our customers in China with green food, organic food and pollution-free food (collectively “Clean Food”).

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

On October 20, 2020, Wunong Shenzhen entered into an Equity Transfer Agreement to acquire 51% equity interests in a newly-incorporated company, Baode Supply Chain (Shenzhen) Co., Ltd (“Baode”). Baode’s registered capital is RMB 5 million (approximately $781,466) and its equity interest is divided among Wunong Shenzhen (51%), Shiliang Ma (30%) and Yongqiang He (19%). Wunong Shenzhen transferred the 100% ownership interest to Yafang Liu on December 15, 2020 and repurchased the ownership interest on January 19, 2021. Baode’s registered capital was increased to RMB 30 million (approximately $4.6 million) on April 29, 2021.

On December 10, 2020, our variable interest entity, Wunong Shenzhen incorporated a wholly-owned subsidiary, Wunong Technology (Shaanxi) Co., Ltd (“Wunong Shaanxi”). Wunong Shaanxi’s registered capital is RMB 8.8 million (approximately $ 1,375,670) and is located at 18/F, B, Yu Shang Building, Tongda Road, High-tech Industrial Park, Yulin City, Shaanxi Province. Wunong Shenzhen transferred the 100% ownership interest to Haiyan Qin on December 14, 2020 and repurchased the ownership interest on January 26, 2021.

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

On August 23, 2021, we changed our name from “Wunong Net Technology Company Limited” to Meiwu Technology Company Limited.

On November 23, 2021, we entered into a Share Purchase Agreement (“SPA”) with Boxinrui International Holdings Limited, a British Virgin Islands business company (the “Anxin BVI”), and all the shareholders of Anxin BVI, who collectively hold 100% issued and outstanding shares of Anxin BVI (the “Sellers”). Anxin BVI indirectly owns 100% of Beijing Anxin Jieda Logistics Co., Ltd. (“Anxin”), a company organized under the laws of the PRC, via Anxin BVI’s wholly-owned subsidiary in Hong Kong, Hong Kong Anxin Jieda Co., Limited. Anxin is a company engaging in the business of transportation and logistics based in Beijing, China. Pursuant to the SPA, at the closing, we shall deliver to the Sellers a total of 7,968,755 ordinary shares, no par value (“Ordinary Shares”), however, if the audit of the Anxin’s financial statements for the years ended December 31, 2020 and 2019 is not completed by the sixty-fifth (65th) day following the date of the SPA, the 50% of the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. As of March 11, 2022, Anxin BVI failed to deliver the audited financial statements of Anxin for the year ended December 31, 2020 and 2019. Therefore, we entered into a termination agreement, (the “Termination Agreement”) pursuant to which, the parties agreed to terminate the transaction as contemplated by the SPA and the Sellers agreed to return 7,968,755 Ordinary Shares to the Company immediately and such Ordinary Shares were forfeited and reserved as the treasury shares of the Company.

On December 28, 2021, Wunong Shenzhen sold the 51% equity interests of Baode Supply Chain (Shenzhen) Co., Ltd to Mr. Shiliang Ma, who held 30% ownership of Baode with the amount of RMB 200,000 (approximately $31,405). Upon the consummation of the sale of 51% equity shares in Baode, Wunong Shenzhen ceased to hold shares in Baode and Baode was no longer a majority controlled subsidiary of Wunong Shenzhen.

On March 31, 2022, we entered into a Share Purchase Agreement (“SPA”) with Magnum International Holdings Limited, a British Virgin Islands business company (the “Yundian BVI”), and all the shareholders of Yundian BVI, who collectively hold 100% issued and outstanding shares of Yundian BVI (the “Sellers”). Yundian BVI indirectly owns 100% of Dalian Yundian Zhiteng Technology Company Limited (“Yundian”), a company organized under the laws of the PRC, via Yundian BVI’s wholly-owned subsidiary in Hong Kong, Yun Tent Technology Company Limited. Yundian is a company engaging in the information technology and communication engineering based in Dalian, China. Pursuant to the SPA, we agreed to acquire 100% of the issued and outstanding shares of Yundian BVI. Upon the closing, we shall deliver to the Sellers total consideration of US$8.1 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.9 per share, for a total of 9,000,000 Ordinary Shares (“Share Consideration”) provided, however, if the audit of the Yundian’s financial statements for the years ended December 31, 2021 and 2020 is not completed by the sixty-fifth (65th) day following the closing date of the transaction contemplated in the SPA, all the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. The closing of the Yundian SPA occurred on April 19, 2022.

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

As of December 31, 2021, the portfolio of food products sold on our Website comprises 11.62% Organic Food (106 products), 3.07% Green Food (28 products), 4.82% Agri GI Products (44 products), and 80.48% of other food products (including non-genetically modified Pollution-Free Products) (734 products). The mix of food products sold on our Website is ever-changing, depending on food quality and safety, market demand, and customer preferences.

We plan to roll out about 168 franchise experience stores before December 31, 2022. As of December 31, 2021, we have launched our first experience store in Yangxian country and 50 other franchise experience stores that across 8 provinces in China, including Shaanxi, Heilongjiang, Shandong, Xinjiang, Jiangsu, Sichuan, Yunnan and Guangxi. Our present experience store model (which is subject to further refinement) allows the grantees use the Wunong brand and full set of visual identity images to operate the products of our online platform. We pay the sales commissions to grantees according to our market policy.

We generate revenue from the sale of food products/commodities on our Website, which includes custom pre-sales of food products/commodities such as crops. We also have another source of income from our restaurants before they were refined.

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

Key Factors Affecting Our Results of Operation

Our business benefits from the significant growth of China’s e-commerce sector and e-grocery market. An Agriculture and Agri-Food Canada report stated that from 2012 to 2016, China’s e-grocery sales saw a compound annual growth rate of 52.9%. Total e-commerce in China registered significant growth with a compound annual growth rate of 51.2% from 2012 to 2016. However, the report stated that the rate at which e-commerce sales were growing was slowing down due to the rise in the numbers of players. Although the e-grocery category was seeing dynamic growth, it continued to account for a small portion (6.5%) of total e-commerce sales in China. (Source: http://www.agr.gc.ca/eng/industry-markets-and-trade/international-agri-food-market-intelligence/reports/e-grocery-

market-in-china/?id=1504037238257).

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

Fortunately, with increased promotion activities and sales promotions, our revenue for the year ended December 31, 2021 decreased by 45% or $9.8 million to $12.3 million compared to $22.1 million for the year ended December 31, 2020.

One of the industries most impacted by the COVID-19 pandemic is the restaurant business. In response to the impact of COVID-19, we planned to open franchise experience stores throughout China instead of the franchise restaurants. At the meantime, we have refined our restaurant model into a “community experience store” model to include better product experience, customer service, product/brand display and promotions. This will, we hope, lay the foundation of an offline supply chain system in the future. The experience stores are terminal base stations that they can attract customers, offer our food products for customers to experience and sells our products.

We plan to roll out about 168 franchise experience stores before December 31, 2022. As of December 31, 2021, we have launched our first experience store in Yangxian country and 50 other franchise experience stores that across 8 provinces in China, including Shaanxi, Heilongjiang, Shandong, Xinjiang, Jiangsu, Sichuan, Yunnan and Guangxi. Our present experience store model (which is subject to further refinement) allows the grantees use the Wunong brand and full set of visual identity images to operate the products of our online platform. We pay the sales commissions to grantees according to our market policy.

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

Recent Development

On November 23, 2021, we entered into a Share Purchase Agreement (“SPA”) with Boxinrui International Holdings Limited, a British Virgin Islands business company (the “Anxin BVI”), and all the shareholders of Anxin BVI, who collectively hold 100% issued and outstanding shares of Anxin BVI (the “Sellers”). Anxin BVI indirectly owns 100% of Beijing Anxin Jieda Logistics Co., Ltd. (“Anxin”), a company organized under the laws of the PRC, via Anxin BVI’s wholly-owned subsidiary in Hong Kong, Hong Kong Anxin Jieda Co., Limited. Anxin is a company engaging in the business of transportation and logistics based in Beijing, China. Pursuant to the SPA, at the closing, we shall deliver to the Sellers a total of 7,968,755 ordinary shares, no par value (“Ordinary Shares”), however, if the audit of the Anxin’s financial statements for the years ended December 31, 2020 and 2019 is not completed by the sixty-fifth (65th) day following the date of the SPA, the 50% of the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. As of March 11, 2022, Anxin BVI failed to deliver the audited financial statements of Anxin for the year ended December 31, 2020 and 2019. Therefore, we entered into a termination agreement, (the “Termination Agreement”) pursuant to which, the parties agreed to terminate the transaction as contemplated by the SPA and the Sellers agreed to return 7,968,755 Ordinary Shares to the Company immediately and such Ordinary Shares will be forfeited and reserved as the treasury shares of the Company.

On December 28, 2021, Wunong Shenzhen sold the 51% equity interests of Baode Supply Chain (Shenzhen) Co., Ltd to Mr. Shiliang Ma, who held 30% ownership of Baode with the amount of RMB 200,000 (approximately $31,405). Upon the consummation of the sale of 51% equity shares in Baode, Wunong Shenzhen ceased to hold shares in Baode and Baode was no longer a majority controlled subsidiary of Wunong Shenzhen.

On March 31, 2022, we entered into a Share Purchase Agreement (“SPA”) with Magnum International Holdings Limited, a British Virgin Islands business company (the “Yundian BVI”), and all the shareholders of Yundian BVI, who collectively hold 100% issued and outstanding shares of Yundian BVI (the “Sellers”). Yundian BVI indirectly owns 100% of Dalian Yundian Zhiteng Technology Company Limited (“Yundian”), a company organized under the laws of the PRC, via Yundian BVI’s wholly-owned subsidiary in Hong Kong, Yun Tent Technology Company Limited. Yundian is a company engaging in the information technology and communication engineering based in Dalian, China. Pursuant to the SPA, we agreed to acquire 100% of the issued and outstanding shares of Yundian BVI. Upon the closing, we shall deliver to the Sellers total consideration of US$8.1 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.9 per share, for a total of 9,000,000 Ordinary Shares (“Share Consideration”) provided, however, if the audit of the Yundian’s financial statements for the years ended December 31, 2021 and 2020 is not completed by the sixty-fifth (65th) day following the closing date of the transaction contemplated in the SPA, all the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation.

On April 28, 2022, we entered into certain securities purchase agreement with five “accredited investors” as defined in Rule 501(a) of Regulation D as promulgated under the Securities Act (the “Purchasers”), pursuant to which the Company agreed to sell to each of such Purchasers an unsecured convertible note with an original principal amount of $1,100,000 (the “Note”) and accompanying warrants (the “Warrants”) to purchase 1,600,000 ordinary shares of the Company (the “Offering”). The Company shall receive $1,000,000.00 in gross proceeds for each Note and its accompanying Warrants. The Warrants will be exercisable immediately upon the date of issuance and have an initial exercise price of $0.60. The Warrants will expire twenty four months from the date of issuance. Each of the Notes bears interest at a rate of 10% per annum compounding daily. All outstanding principal and accrued interest on the Notes will become due and payable eighteen (18) months after the issuance date. Each of the Note includes an original issue discount of $100,000.00 along with $4,000.00 for Purchasers’ fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Notes. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. Each of the Purchasers can convert his or her Note at any time after the six-month anniversary of the issuance date at a conversion price of the lower of (i) $0.50 or (ii) 80% of the lowest daily volume-weighted average price in the 20 trading days prior to the date on which the conversion price is measured (the “Market Price”). In addition, the Purchasers agreed that in any given calendar week (being from Sunday to Saturday of that week), the number of Ordinary Shares sold by it in the open market will not be more than fifteen percent (15%) of the weekly trading volume for the Ordinary Shares during such week. The Notes, the Ordinary Shares underlying the Notes, the Warrants, and Ordinary Shares issuable upon exercise of the Warrants, are exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D.

Results of Operations

Years Ended December 31, 2021, and 2020

The following table summarizes the results of our operations for the years ended December 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Years ended		Years ended
	December 31,		December 31,		Variance
	2021	% of revenue	2020	% of revenue	Amount	%

NET REVENUES
Net Product Revenue	$12,145,532	99%	$22,096,730	100%	$(9,951,198)	(45)%
Net Service Revenue	112,919	1%	28,590	-	84,329	295%
Total Net Revenues	12,258,451	100%	22,125,320	100%	(9,866,869)	(45)%
COST OF REVENUES	9,418,606	77%	17,967,593	81%	(8,548,987)	(48)%
GROSS PROFIT	2,839,845	23%	4,157,727	19%	(1,317,882)	(32)%
OPERATING EXPENSES
Sales and Marketing Expenses	1,473,719	12%	3,994,966	18%	(2,521,247)	(63)%
General and Administrative Expenses	2,015,215	16%	1,872,107	8%	143,108	8%
Research and Development Expenses	452,608	4%	527,974	2%	(75,366)	(14)%
Total Operating Expenses	3,941,542	32%	6,395,047	28%	(2,453,505)	(38)%
LOSS FROM OPERATIONS	(1,101,697)	(9)%	(2,237,320)	(10)%	1,135,623	(51)%
Assets impairment loss	(144,520)	(1)%	-		(144,520)	100%
Gain on disposal of subsidiary	26,049		-		26,049	100%
Other Income, net	102,582	1%	19,258	0%	83,324	433%
LOSS BEFORE INCOME TAX	(1,117,586)	(9)%	(2,218,062)	(10)%	1,100,476	(50)%
Provision for Income Taxes	-	-	-	-	-
NET LOSS	(1,117,586)	(9)%	(2,218,062)	(10)%	1,100,476	(50)%
Less: net loss attributable to non-controlling interest	(35,640)		-		(35,640)	100%
NET LOSS ATTRIBUTABLE TO THE OWNERS’ COMPANY	(1,081,946)	(9)%	(2,218,062)	(10)%	(1,136,116)	51%
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	402,273	3%	(205,785)	(1)%	608,058	(295)%
COMPREHENSIVE LOSS	$(715,313)	(6)%	$(2,423,847)	(11)%	$1,708,534	(70)%

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

Net revenue decreased by $9.8 million, or 45%, from $22.1 million for the year ended December 31, 2020 to $12.3 million for the year ended December 31, 2021. The decrease was attributable to the decrease in product revenue on our Website. The revenue decrease was primarily due to the impact of COVID-19 spread and the limited of the transportations caused the insufficient supply of the food products.

The following table sets forth the breakdown of our net revenue for the years ended December 31, 2021 and 2020.

For the year ended December 31, 2021

	Net	% of Total	Sales	Average
Product category	revenue	revenue	quantities	selling price

Grains, oil, and spices	$3,103,217	25.3%	293,723	$10.57
Beverages, alcohol and tea	$1,808,015	14.7%	41,664	$43.40
Meat, poultry and eggs	$5,355,829	43.7%	1,027,304	$5.21
Other food	$1,070,054	8.7%	79,946	$13.38
Fresh fruits and vegetables	$597,828	4.9%	488,173	$1.22
Groceries	$169,501	1.4%	10,217	$16.59
Dried seafood	$41,088	0.3%	5,172	$7.94
Restaurant Services	$112,919	1.0%	n/a	n/a
Total	$12,258,451	100%	1,946,199

For the year ended December 31, 2020

	Net	% of Total	Sales	Average
Product category	revenue	revenue	quantities	selling price

Grains, oil, and spices	$8,642,315	39.1%	752,338	$11.49
Beverages, alcohol and tea	$2,295,324	10.4%	63,730	$36.02
Meat, poultry and eggs	$7,227,876	32.7%	1,050,992	$6.88
Other food	$1,166,115	5.2%	115,965	$10.06
Fresh fruits and vegetables	$1,397,838	6.3%	1,225,818	$1.14
Groceries	$1,264,330	5.8%	20,394	$62.00
Dried seafood	$102,932	0.4%	7,845	$13.12
Restaurant Services	$28,590	0.1%	n/a	n/a
Total	$22,125,320	100%	3,237,082

Currently, we have seven major product categories: (1) grains, oil, and spices (2) fresh fruits and vegetables (3) meat, poultry and eggs, (4) dried seafood, (5) beverages, alcohol and tea, (6) other food, (7) groceries. Revenue is primarily generated from meat, poultry and eggs, which account for 43.7% of the total product revenue for the year ended December 31, 2021 and primarily generated from meat, poultry and eggs, which account for 32.7% of the total revenue for the year ended December 31, 2020. Grains, oil, and spices had average selling prices of $10.57 and $11.49 for the years ended December 31, 2021 and 2020, respectively. Beverages, alcohol and tea had average selling prices of $43.40 and $36.02 for the years ended December 31, 2021 and 2020, and accounted for 14.7% and 10.4% of the total product revenue for the years ended December 31, 2021 and 2020, respectively.

Cost of Revenue and Gross Profit

Cost of revenue and gross profit have both significantly decreased in 2021. Cost of revenue, including tax surcharges, was $9.4 million for the year ended December 31, 2021, an decrease of $8.6 million, or 48% from $18.0 million for the year ended December 31, 2020. Gross profit was $2.8 million for the year ended December 31, 2021, an decrease of $1.3 million from $4.1 million for the year ended December 31, 2020.

The following tables set forth the calculation of gross profit and gross margin for sales of major product categories for the years ended December 31, 2021 and 2020.

For the year ended December 31, 2021

	Net	Cost of	Tax	Gross	Gross
Product category	revenue	revenue	surcharges	profit	margin
Grains, oil, and spices	$3,103,217	2,477,705	5,056	620,456	20.0%
Beverages, alcohol and tea	$1,808,015	835,438	2,946	969,631	53.6%
Meat, poultry and eggs	$5,355,829	4,800,075	8,726	547,028	10.2%
Other food	$1,070,054	688,869	1,743	379,442	35.5%
Fresh fruits and vegetables	$597,828	381,812	974	215,042	36.0%
Groceries	$169,501	112,625	276	56,600	33.4%
Dried seafood	$41,088	27,164	68	13,856	33.7%
Restaurant Services	$112,919	74,945	184	37,790	33.5%
Total	$12,258,451	9,398,633	19,973	2,839,845	23.2%

Beverages, alcohol and tea had the highest gross margin of 53.6% among the seven product categories whereas meat, poultry and eggs had the lowest gross margin of 10.2% among products sold for the year ended December 31, 2021. In 2021, we operated the restaurants by ourselves instead of outsourced operation and there was a cost of sales of restaurant.

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

The 4.4% overall increase in gross margin from 18.8% for the year ended December 31, 2020 to 23.2% for the year ended December 31, 2021 is mainly due to the impact of COVID-19 that some food products supplied shortage and we took off many food products sold on our Website. As the decrease of sales quantities, we reduced the discount incentives in order to maintain normal operation profit and then the overall gross margin would increase. The gross margin for beverages, alcohol and tea increased by 16.5% , gross margin for fresh fruits and vegetables increased by 28.2%, gross margin for dried seafood increased by 8.5%, gross margin for other food increased by 15.9%.

Sales and Marketing Expenses

Sales and marketing expenses were $1.5 million for the year ended December 31, 2021, an decrease of $2.5 million, from $4.0 million for the year ended December 31, 2020. The decrease was attributable mainly to decreased advertising expenses, lower sales commissions due to the change of the sales commissions which the Company cancelled all sales commissions of the local service centers and members in the fourth quarter of 2021.

General and Administrative Expenses

General and administrative expenses were $2.0 million for the year ended December 31, 2021, an increase of $0.1 million from $1.9 million for the year ended December 31, 2020. The increase was mainly attributable to increased salary and employee benefit expenses.

Research and Development Expenses

Research and development expenses decreased by $0.1 million for the year ended December 31, 2021 from $0.5 million for the year ended December 31, 2020. The decrease in research and development expenses is due to part of softwares amortized completely in 2021.

Assets impairment loss

Assets impairment loss increased by $0.1 million for the year ended December 31, 2021 from nil for the year ended December 31, 2020. The increase in assets impairment loss is due to the nonrecoverable of advance to suppliers in 2021.

Gain on disposal of subsidiaries

Gain on disposal of subsidiaries increased by $26,049 for the year ended December 31, 2021 from nil for the year ended December 31, 2020. The increase in gain on disposal of subsidiaries is due to the Wunong Shenzhen sold the 51% equity interests of Baode Supply Chain (Shenzhen) Co., Ltd on December 28, 2021, which the majority controlled subsidiary of Wunong Shenzhen.

Other Income

Other income consists primarily of non-operating income and interest income or expenses. Other income was $102,582 and $19,258 for the year ended December 31, 2021 and 2020, respectively. The increase in other income due to the gain on disposal of Baode Supply.

Provision for income taxes

Our provision for income taxes was $nil for the years ended December 31, 2021 and 2020 as there were net losses for the two years.

Other comprehensive income

Foreign currency translation adjustments amounted to $402,273 and negative $205,785 for the year ended December 31, 2021 and 2020, respectively. The balance sheet amounts, with the exception of equity, on December 31, 2021 were translated at 1.00 RMB to $0.1568 as compared to 1.00 RMB to $0.1533 on December 31, 2020. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the year ended December 31, 2021 and 2020 were 1.00 RMB to $0.1550 and 1.00 RMB to $0.1448, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

Years ended December 31, 2020 and 2019

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

The following tables set forth the calculation of gross profit and gross margin for sales of our major product categories for the years ended December 31, 2020 and 2019.

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

Other comprehensive income

Foreign currency translation adjustments amounted to negative $205,785 and $26,867 for the year ended December 31, 2020 and 2019, respectively. The balance sheet amounts, with the exception of equity, on December 31, 2020 were translated at 1.00 RMB to $0.1533 as compared to 1.00 RMB to $0.1435 on December 31, 2019. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the year ended December 31, 2020 and 2019 were 1.00 RMB to $0.1448 and 1.00 RMB to $0.1447, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

B. Liquidity and Capital Resources

We had cash of $26,634,332 and $7,027,964 as of December 31, 2021 and 2020, respectively. Net loss was $1.1 million and $2.2 million for years ended December 31, 2021 and 2020. Excluding the loan receivable, the Company had working capital of $24.2 million and negative $3.1 million as of December 31, 2021 and 2020, respectively. We have funded working capital and other capital requirements primarily by equity contributions from shareholders. Cash is required to pay purchase costs for inventory, salaries, selling expenses, rental expenses, income taxes, and other operating expenses.

In assessing our liquidity, management monitors and analyses our cash on hand, ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments. In addition, our major shareholders have been providing and will continue to provide their personal funds, if necessary, to support the Company on an as-needed basis. In 2021, major shareholders have contributed approximately $1,408,013 to the Company. In 2021, the Company also received the loan receivable from a third party ultimately controlled by the State-owned Assets Supervision and Administration Commission which the amount was approximately $26,500,000. In order to fully implement our business plan and sustain continued growth, we may also need to obtain additional financing support from local banks or raise capital from outside investors. The Company received the short-term loan of approximately $46,506 from Jiangsu Bank and a long-term loan of $409,252 from Shenzhen Qianhai Weizhong Bank.

Cash flows for the years ended December 31, 2021 ,2020 and 2019

The following table sets forth cash flow data for the year ended December 31, 2021, 2020 and 2019:

	Years Ended
	December 31,
	2021	2020	2019
Net cash provided by(used in) operating activities	$(8,691,506)	$4,851,774	$(409,069)
Net cash provided by(used in) investing activities	26,418,803	(26,455,285)	(152,944)
Net cash provided by financing activities	1,113,279	27,672,026	1,004,934
Effect of changes of foreign exchange rate on cash	765,792	413,155	4,014
Net increase in cash and cash equivalents	$19,606,368	$6,481,670	$446,935

Operating Activities

Net cash used in operating activities was approximately $8.7 million for the year ended December 31, 2021. Net cash provided by operating activities in fiscal year 2021 mainly consisted of net loss of $1.1 million, adjustments of $0.5 million non-cash items, an decrease of $1.1 million in inventory, an decrease of approximately $4.1 million in accounts payable, an decrease of $4.3 million in advance from customers and an decrease of $0.8 million in accrued expense and other liabilities.

Net cash used in operating activities was approximately $4.9 million for the year ended December 31, 2020. Net cash used in operating activities in fiscal year 2020 mainly consisted of net loss of $2.2 million, adjustments of $0.3 million non-cash items, an increase of $1.2 million in inventory, an increase of approximately $4.2 million in accounts payable, an increase of $3.6 million in advance from customers and an increase of $1.2 million in accrued expense and other liabilities.

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

Investing Activities

Net cash provided by investing activities was approximately $26.4 million for the year ended December 31, 2021, which was mainly proceeds from loan receivable of $26.5 million.

Net cash used in investing activities was approximately $26.5 million for the year ended December 31, 2020, which was mainly investment in loan receivable of $26.5 million.

Net cash used in investing activities was $152,944 for the year ended December 31, 2019, which consisted of short-term investment of $72,371 and purchase of property and equipment of 80,573.

Financing Activities

Net cash provided by financing activities was approximately $1.1 million for the year ended December 31, 2021, which consisted of capital contribution of $1.4 million and proceeds from borrowings of $0.5 million.

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

Capital Expenditures

We had capital expenditures of $81,197, $27,705 and $80,573 for the years ended December 31, 2021, 2020 and 2019, respectively.

Contractual Obligations.

The Company leases two offices under operating leases. The following table summarizes our contractual obligations, which are comprised entirely of operating lease obligations as of December 31, 2021, and the effect these obligations expected to have on our liquidity and cash flows in future periods:

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	19,068	19,068	-	-	-
Total	$19,068	$19,068	-	-	-

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

E. Critical Accounting Estimates.

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

Accordingly, the accounts of the Wunong Shenzhen are consolidated in our financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in our financial statements. The carrying amount of this VIE’s assets and liabilities are as follows:

	December 31,	December 31,
	2021	2020
Current assets	$1,784,689	$9,866,646
Property and equipment	279,518	300,966
Right of Use Lease Assets, net	19,833	751,422
Other non-current assets	-	43,843
Total assets	$2,084,040	$10,962,877
Total current liabilities	3,680,183	12,692,726
Total non-current liabilities	1,254,807	1,394,207

	For the years ended
	December 31,
	2021	2020	2019
Revenue	$12,258,451	$22,125,320	$7,682,583
Cost of revenue	9,418,606	17,967,593	5,778,167
Operating expenses	3,923,748	6,141,443	3,389,681
Net loss	(1,099,792)	(1,964,458)	(1,469,598)

	For the years ended
	December 31,
	2021	2020	2019
Net cash provided by (used in) operating activities	$(8,500,703)	$5,236,832	$(409,069)
Net cash provided by (used in) investing activities	(81,197)	44,715	(152,944)
Net cash provided by financing activities	1,826,612	809,078	1,004,934
Effect of changes of foreign exchange rate on cash	155,891	391,045	4,014
Net increase (decrease) in cash and cash equivalents	$(6,599,397)	$6,481,670	$446,935

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

Income taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC For the year ended December 31, 2021 and 2020. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 “Accounting for Uncertainty in Income Taxes,” prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2021 and 2020. All tax returns since the Company’s inception are subject to examination by tax authorities.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Set forth below is information concerning our directors and executive officers as of the date of this annual report:

Name	Age	Position(s)
Xinliang Zhang	41	Chief Executive Officer
Junjun Li	42	Chief Financial Officer
Changbin Xia	49	Chairman
Xinmei Shi	41	Independent Director
Lam Kit Lam	48	Independent Director
Jinfeng He	56	Independent Director
Xiaoying Mu	44	Independent Director

The business address of each of the officers and directors is 1602, Building C, Shenye Century Industrial Center, No. 743, Zhoushi Road, Hangcheng Street, Bao’an District, Shenzhen, People’s Republic of China.

The following is a brief biography of each of our executive officers and directors:

Executive Officers:

Xinliang Zhang - Chief Executive Officer

Mr. Xinliang Zhang, aged 41, was appointed to serve as our Chief Executive officer. Mr. Xinliang Zhang has more than 20 years of experience in equity investment, corporate investment, financing planning, and practical operation in the financial insurance and asset management industry. Mr. Xinliang Zhang joined Zhongcheng Guoxing (Shenzhen) Technology Co., Ltd. in 2017 as a senior manager, fully responsible for the company’s strategic planning, implementation, investment and M&A, and investor relationship management. Before joining the company, he served as a medium manager at Sunshine Life Insurance from 2014 to 2017. He is experienced in the Internet, energy, semiconductor, and environmental protection industries. Mr. Xinliang Zhang graduated from Jinan Military Medical University with a bachelor’s degree. Mr. Xinliang Zhang joined us as a chief executive officer on July 13, 2021.

Junjun Li - Chief Financial Officer

Ms. Junjun Li, age 42, has more than ten years of working experience in enterprise accounting and financial management, and rich experience in financial management and capital operation. She served as the Chief Financial Officer of Shenzhen Wanfang Network Co., Ltd., a company trading on the Chinese over-the-counter system, the National Equities Exchange And Quotations (NEEQ: 870462) from November 2014 to May 2017, and. from May 2017 to October 2020, she was the Chief Financial Officer of Shenzhen Hairongna Technology Co., Ltd. She is familiar with the IPO in the U.S., mainland China and Hong Kong markets, and the financial reporting obligations public companies. Ms. Li obtained her bachelor’s degree in accounting from Zhongnan University of Economics and Law in 2012. Ms. Junjun Li joined us as a chief financial officer on December 16, 2021.

Non-Management Directors

Changbin Xia – Chairman

Mr. Changbin Xia, age 49, has extensive experience in company management, marketing and financing. From October 1989 through November 1992, he was a Guard Team Sergeant with the Sichuan PAP (Chinese People’s Armed Police Force) Corps. From 1993 to 2010, he worked as sales and manager at several industrial supply and trading companies. From 2011 to 2016, Mr. Xia joined Guangxi Nanning Zhu Hu Real Estate Co., Ltd as its General Manager. From 2017 till present, Mr. Xia has been the General Manager of Hunan Shangnong Network Technology Co., Ltd. Mr. Xia joined Wunong Shenzhen in 2017, and served as its Chief Executive Officer from March 2017 until April 2019. Mr. Xia serves as a chairman of board of the directors on December 14, 2021.

Xinmei Shi – Director

Ms. Xinmei Shi, aged 41, was appointed to serve as our independent director. Ms. Shi has worked in the area of business development and market development in large enterprises and has nearly 20 years of team management experience. Ms. Shi was the director of the sales department at Prudential Hong Kong Limited from 2014 to 2019. During her work, she has accumulated rich industry background resources. With unique views and practical experience in business development and market development, Ms. Shi is good at analyzing companies’ products and team advantages, accurately grasping the pain points of customer demand, developing emerging business markets efficiently, and optimizing the management and operation of existing business sectors. Ms. Shi obtained her bachelor’s degree from Anhui University of Finance and Trade and has a master’s degree in business administration from Peking University. Ms. Xinmei Shi joined us as an independent director on July 13, 2021.

Lam Kit Lam– Director

Mr. Lam Kit Lam, aged 48, was appointed to serve as our independent director upon closing of our initial public offering. Currently, he is the chairman of DBbank Mortgage Investment Corporation since 2014. Earlier, he was appointed as an independent non-executive director of Dingfeng Group Holdings Limited on June 7, 2017. Mr. Lin has more than 15 years of banking experience. He served as vice president of Bank of East Asia (China) Co., Ltd. (“Bank of East Asia”) Shanghai branch in 2007, then president of Bank of East Asia Wuhan Branch and President of Bank of East Asia Xiamen branch until August 2014. He is now the vice president of the North American Chinese Business Federation. Mr. Lam obtained his bachelor’s degree in business from the University of Victoria in 1997, master’s degree in world economics from Peking University in 2005 and master’s degree in international real estate from Hong Kong Polytechnic University in 2010. Mr. Lam Kit Lam joined us as an independent director on July 13, 2021.

Jinfeng He – Director

Ms. Jinfeng He, age 56, has more than 20 years of experience in team leadership and financial management. From August 2019 to December 2021, Ms. He served as the regional general manager of Zhongcheng Guoxing Mianyang Branch, which provides a series of information system integration services, network technology services, software development, technical consulting, technology promotion and Internet sales functions. From November 2015 to June 2019, Ms. He served as the general manager of China Huaxia Life Insurance Company. Ms. He obtained her bachelor’s degree in accounting from Sichuan Mianyang School of Finance and Economics in 1989. Ms. Jinfeng He joined us as an independent director on April 7, 2022.

Xiaoying Mu – Director

Ms. Xiaoying Mu, aged 44, will serve as our independent director. Ms. Mu has nearly 20 years of working experience in financial management and market management. She is familiar with sales management operation, channel development, and customer development plan formulation and implementation, and her years of working experience equips her with experiences witt the relevant macroeconomic, financial, and tax policies of various countries, as well as the laws and regulations on financial credit and taxation. Ms. Mu has served as the general manager of the business department of Zhongcheng Guoxing (Shenzhen) Technology Co., Ltd. since 2020, responsible for the new area exhibition work, long-term exploration of new channels, recruitment of new teams, and develop relevant assessment programs, regular assessment, and screening of institutions at all levels. She was the regional director at Huakang Insurance Agency Co., Ltd from 2015 to 2020, responsible for formulating the objectives of each team and implementing various schemes. She graduated from Sichuan Business College with a major in finance and accounting in 1998.

Directors and Officers of Wunong Shenzhen

Messrs Changbin Xia and Lin He are the Chief Executive Officer and Chief Financial Officer of Wunong Shenzhen, respectively. Messrs Peijiang Chen, Songlin Hu, Lin He, Changbin Xia and Hanwu Yang are directors of Wunong Shenzhen.

Peijiang Chen – Chairman of Wunong Shenzhen

Mr. Peijiang Chen, age 60, has extensive experience in company management. From July 2016 to September 2018, Mr. Chen was the legal representative of Shenzhen Yue Long Teng Da Sports Information Technology Limited Company. From June 2015 to October 2018, Mr. Chen served as Chairman of the board of directors at Wunong Technology (Shenzhen) Co., Ltd. Mr. Chen is also the Chairman and shareholder of an inactive shell company listed on the OTC Markets. Mr. Chen received his Bachelor’s degree in Electrical Automation in Industrial Enterprises from Jilin Teachers College of Engineering in 1985. Mr. Chen is our Chairman and an independent director.

Lin He - Chief Financial Officer of Wunong Shenzhen

Mr. Lin He, age 39, graduated from the Hunan University of Technology and Business (previously known as Hunan Business College) with a Bachelor’s degree in Financing in June 2007. After graduation, he started his career as an Administrative Director from March 2009 through April 2011. From January 2011, he studied accounting at China Accounting Online School (www.chinaacc.com) and obtained a Certified Public Accountant certificate in December 2013. Based on his financing academic background, coupled with his accounting knowledge, he changed his career path and worked as an accountant and auditor at Pan-China Certified Public Accountants from June 2011 to March 2014. Between April 2014 and August 2017, he served as Financial Manager and Risk Management Director at Zhong Cai International Fund Management (Shenzhen) Co., Ltd. In September 2017, he joined Shenzhen Lixin Chuangyuan Technology Co., Ltd and served as its Financial Director until May 2019 when he joined us.

Hanwu Yang – Director of Wunong Shenzhen

Mr. Hanwu Yang, age 47, is a marketing specialist with over ten years’ experience in marketing. Mr. Yang graduated from Shaanxi Normal University and received a Bachelor’s degree in Chinese Language and Literature in July 2002. He started his career as a Tutor in Chinese Language at Weinan Normal College after graduation. Starting from July 2005 through September 2016, he changed his career path and assumed the position as salesman for YOFOTO (China) Health Industry Co., Ltd. He joined Wunong Shenzhen in 2017 as its General Manager and is now its Marketing Director.

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended December 31, 2021 earned by or paid to our chief executive officer and chief financial officer (the “named executive officers” identified in Item 6.A. above).

Name and Position	Year	Salary ($)	Bonus ($)	Stock / Share Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Xinliang Zhang(1)	2021	300,000	0	0	0	0	0	0	300,000
Chief Executive Officer

Junjun Li (2)	2021	1,000	0	0	0	0	0	0	1,000
Chief Financial Officer

(1) On July 16, 2021, Meiwu entered into an employment agreement with our Chief Executive Officer, Mr. Xinliang Zhang, pursuant to which he receives an annual base salary of $300,000 plus other remuneration, including, but not limited to, post allowance, performance-related pay, subsidies for work meals, transportation, housing, and confidentiality obligations. Mr. Zhang’s employment is for an initial term of two years and may be renewed by the parties within thirty (30) days prior to the expiration of the employment agreement.

(2) On December 16, 2021, Meiwu entered into an employment agreement with our Chief Financial Officer, Ms. Junjun Li, pursuant to which he receives an annual base salary of $1,000 plus other remuneration, including, but not limited to, post allowance, performance-related pay, subsidies for work meals, transportation, housing, and confidentiality obligations. Ms. Li’s employment is for an initial term of one year and may be renewed by the parties within thirty (30) days prior to the expiration of the employment agreement.

C. Board practices.

Board of Directors

Our board of directors consists of four (5) directors.

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

Audit Committee. The audit committee comprises Messrs Xiaoying Mu and Jinfeng He with Ms. Xiaoying Mu serving as chairman. Our board of directors has determined that both Ms. Xiaoying Mu and Ms. Jinfeng He qualify as audit committee financial experts and have the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and required under Nasdaq Rule 5605(c)(2)(A). We have also determined that Ms. Xiaoying Mu and Ms. Jinfeng He satisfy the “independence” requirements for purposes of serving on an audit committee under Rule 10A-3 of the Exchange Act and of Nasdaq Rule 5605(a)(2).

Our board of directors has also adopted a written charter for the audit committee which the audit committee reviews and reassesses for adequacy on an annual basis. A copy of the audit committee’s current charter is available at our corporate Website.

Compensation Committee. The Compensation Committee comprises Messrs Lam Kit Lam and Jinfeng He with Mr. Lam Kit Lam serving as chairman. We have also determined that Messrs Lam Kit Lam and Jinfeng He, satisfy the “independence” requirements of Nasdaq Rule 5605(a)(2). The compensation committee oversees the compensation of our chief executive officer and our other executive officers and reviews our overall compensation policies for employees generally. If so authorized by the board of directors, the committee may also serve as the granting and administrative committee under any option or other equity-based compensation plans which we may adopt. The compensation committee does not delegate its authority to fix compensation; however, as to officers who report to the chief executive officer, the compensation committee consults with the chief executive officer, who may make recommendations to the compensation committee. Any recommendations by the chief executive officer are accompanied by an analysis of the basis for the recommendations. The committee will also discuss compensation policies for employees who are not officers with the chief executive officer and other responsible officers. A copy of the compensation committee’s current charter is available at our corporate Website.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee comprises Messrs Xiaoying Mu and Jinfeng He with Ms. Xiaoying Mu serving as chairman. We have also determined that Messrs Xiaoying Mu and Jinfeng He, satisfy the “independence” requirements of Nasdaq Rule 5605(a)(2). The governance and nominating committee is involved in evaluating the desirability of and recommending to the board any changes in the size and composition of the board, evaluation of and successor planning for the chief executive officer and other executive officers. The qualifications of any candidate for director will be subject to the same extensive general and specific criteria applicable to director candidates generally. A copy of the nominating committee’s current charter is available at our corporate Website.

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

Compensation of Directors

Director Compensation — Non-Employee Directors

We have agreed to pay our independent directors an annual cash retainer of $15,000, subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. For the year ended December 31, 2021, we paid our non-employee directors, Messrs Alex P. Hamilton and Jiangping (Gary) Xiao $3,750 each as they joined the board of directors on December 14, 2020.

Employee directors will not receive any additional remuneration for serving as directors other than their remuneration as employees of us or. Further pursuant to our employment agreements, we do not provide benefits to these directors upon termination of employment.

Compensation of Directors of Wunong Shenzhen

The following table sets forth certain information with respect to compensation for the year ended December 31, 2021 earned by directors of Wunong Shenzhen.

Name and Principal Position	Year	Fee earned or paid in Cash ($)	Base Compensation and bonus ($)	Share Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred ($)	All Other Compensation ($)	Total ($)
Changbin Xia[1]	2021	997	41,576	-	-	-	-	9,617	52,190

Hanwu Yang[2]	2021	997	41,576	-	-	-	-	10,068	52,641

Peijiang Chen[3]	2021	997	47,157	-	-	-	-	9,069	57,223

Songlin Hu4	2021	997	31,190	-	-	-	-	9,623	41,810

Lin He5	2021	997	31,810	-	-	-	-	9,146	41,953

(1) Mr. Xia was appointed director of Wunong Shenzhen on January 1, 2017. His annual director compensation was RMB218,440 (approximately $31,206), RMB 221,400 (approximately, $31,629) and RMB 268,202 (approximately, $38,846) for 2018, 2019 and 2020. On January 1, 2020, Mr. Xia signed a director appointment letter with a new three-year term. His annual compensation was RMB 269,701 (approximately, $52,190) for 2021.

(2) Mr. Yang was appointed director of Wunong Shenzhen on January 1, 2017. His annual director compensation was RMB 218,400 (approximately, $31,200) and RMB 279,079 (approximately, $40,422) for 2019 and 2020 but received no compensation for 2018. On January 1, 2020, Mr. Yang signed a director appointment letter with a new three-year term. His annual compensation was RMB 339,575 (approximately, $52,641) for 2021.

(3) Mr. Chen was appointed director of Wunong Shenzhen on January 1, 2017. His annual director compensation was RMB 232,800 (approximately, $33,257) and RMB 288,152 (approximately, $41,736) for 2019 and 2020 but received no compensation for 2018. On January 1, 2020, Mr. Chen signed a director appointment letter with a new three-year term. His annual compensation was RMB 369,128 (approximately, $57,223) for 2021.

(4) Mr. Hu was appointed director of Wunong Shenzhen on June 16, 2021. His annual director compensation was RMB 269,701 (approximately, $41,810) for 2021.

(5) Mr. He was appointed director of Wunong Shenzhen on November 13, 2019. His annual director compensation was RMB 270,628 (approximately, $41,953) for 2021.

D. Employees.

As of the date of this annual report, we employed a total of 53 employees, located in Shenzhen, China. The following table sets forth breakdown of our employees by function:

Function	Number of Employees	% of Total
General Manager’s Office	7	13.2%
Financial center	6	11.3%
Human resources and administrative personnel	6	11.3%
Products department	1	1.9%
Operating department	16	30.3%
Marketing department	12	22.6%
Customer service department	5	9.4%

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

Our Company is authorized to issue an unlimited number of Ordinary Shares with no par value. The number and percentage of Ordinary Shares beneficially owned are based on 32,968,755 Ordinary Shares issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. None of our shareholders as of the date of this annual report is a record holder in the United States. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 1602, Building C, Shenye Century Industrial Center, No. 743, Zhoushi Road, Hangcheng Street, Bao’an District, Shenzhen, People’s Republic of China. As of the date of this annual report, we have 27 shareholders of record.

	Ordinary Shares Beneficially Owned
	Number	Percent
5% Beneficial Owners
CEDE & CO 570 WASHINGTON BLVD JERSEY CITY NJ 07310	5,999,910.00	18.20%
Union International Company Limited(2)	5,100,051.00	15.47%
Kindness Global Company Limited (1)	4,350,043.50	13.19%
Four Dimensions Global Investment Limited(3)	2,400,024.00	7.28%
Wisdom Global Company Limited(4)	2,400,024.00	7.28%
Soaring International Company Limited(5) 30 de Castro Street, Wickhams Cay 1, P. O. Box 4519, Road Town, Tortola, British Virgin Islands	2,000,120.00	6.07%

(1)	Kindness Global Company Limited, a BVI company incorporated in October 1, 2018 that is 100% owned by Mr. Wei Guan, a PRC citizen and Jin is deemed to beneficially own the Ordinary Shares owned by Soaring International Company Limited and has sole voting and dispositive powers over these shares.
(2)	Union International Company Limited, a BVI company that is 100% owned by 13 PRC citizens and natural persons. The 13 individuals comprise Haiyan Qin (26.47%), Hui Wang (14.71%), Changbin Xia (11.76%), Dongling Li (8.82%), Tao Qiao (8.82%), Weixia Liu (7.35%), Naikang Meng (7.35%), Jie Bai (7.35%), Mei Gao (1.47%), Dong Liu (1.18%), Yanling Qi (1.18%), Chunhua Shi (1.18%) and Fuxiong Ma (1.18%) and each is deemed to beneficially own and has sole voting and dispositive powers over the 5,100,051.000510 Ordinary Shares in accordance with their respective percentage interests in the partnership. The 14 individuals also comprise a PRC limited partnership, Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership).
(3)	Four Dimensions Global Investment Limited, a BVI company that is 100% owned by Mr. Changbin Xia, a Chinese citizen and a shareholder and director of Wunong Shenzhen. Mr. Xia is deemed to beneficially own the 2,400,024.000240 Ordinary Shares owned by Four Dimensions Global Investment Limited and has sole voting and dispositive powers over these shares. Additionally, Mr. Xia is deemed to beneficially own and has sole voting and dispositive powers over 599,765.9977 Ordinary Shares held by Union International Company Limited by virtue of his shareholding in Union International Company Limited.
(4)	Wisdom Global Company Limited, a BVI company that is 100% owned by Mr. Hanwu Yang, a Chinese citizen and a shareholder and director of Wunong Shenzhen. Mr. Yang is deemed to beneficially own the 2,400,024.000240 Ordinary Shares owned by Wisdom Global Company Limited and has sole voting and dispositive powers over these shares.
(5)	Soaring International Company Limited is a BVI company that is owned solely by Lin He (50%) and Songlin Hu (50%), they are both directors of Wunong Shenzhen. They deemed to beneficially own the Ordinary Shares owned by Soaring International Company Limited and has sole voting and dispositive powers over these shares.

Item 7. Major Shareholders and Related Party Transaction

A. Major Shareholders.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related party transactions.

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below are certain transactions for the year ended December 31, 2021, to which we have been a participant and in which the amount involved in the transaction is material to us and the other party/parties is/are : (a) an enterprise/enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over us, and close members of any such individuals’ family; (d) key management personnel, that is, persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management and close members of such individuals’ families; and (e)enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Hanwu Yang	Shareholder of the Company
Changbin Xia	Shareholder of the Company
Eternal Horizon International Company Limited	As a shareholder of the Company before December 15,2020
Yanping Guo	Legal representative of Vande
Mishan City Shenmi Dazhong Management Consulting Partnership (“ShenMi DaZhong”)	Shareholder of the Company
Haiyan Qin, Hui Wang and other 11 individuals	Shareholders of ShenMi DaZhong
Shan’xi Nongbei New Agriculture Technology Co.,Ltd and other 8 companies	Associated with shareholders of ShenMi DaZhong

Due to related parties

As of December 31, 2021, we had amounts due to Eternal Horizon International Company Limited, one of our shareholders before December 15, 2020, of $4,999,550. In the IPO, the underwriter purchased 999,910 Ordinary Shares from Eternal Horizon International Company Limited for $4,999,550. The gross proceeds were wired into our account and was invested in a loan receivable together with net proceeds from IPO.

As of December 31, 2021, we borrowed loans as working capital from our chairman of board Changbin Xia and Peijiang Chen as well as the director of Wunong Shenzhen. The balance due to related parties was $1,415,492 and $27,448, which is interest-free and due on demand.

During the year ended December 31, 2021, 2020 and 2019, we purchased $42,692, $33,529 and $35,977 worth of food products from related parties. As of December 31, 2021 and 2020, the accounts payable to these related parties are $52,025 and $779, respectively. For the years ended December 31, 2021, 2020 and 2019, sales to related parties are $151,477, $118,966 and $125,526, respectively.

The Company’s shareholder, ShenMi DaZhong, and ShenMi Da Zhong’s limited partners have received sales commissions of $27,932, $281,181 and $103,832 during the years ended December 31, 2021, 2020 and 2019.

C. Interests of experts and counsel.

No disclosure is required in response to this Item.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

A labor dispute exists between the Company and Zhihong Qiu, who is the resigned employee of the Company. On December 7, 2021, Zhihong Qiu applied the labor dispute to the Shenzhen Bao’an District Labor and Personnel Dispute Arbitration Commission. According to the Civil Judgement issued by the Shenzhen Bao’an District Labor and Personnel Dispute Arbitration Commission on January 11, 2022, the Company was ordered to pay the mediation fee of RMB 35,000 (approximately, $5,490). As of the date of this annual report, the case was closed.

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

Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of the PRC enterprise. However, pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (b) the Hong Kong enterprise must have directly owned no less than 25% equity interests in the PRC resident enterprise during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Vande. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Vande intends to apply for the tax resident certificate when Wunong Shenzhen plans to declare and pay dividends to Vande.

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

The following table sets forth the annual high and low last trade prices of our ordinary shares as reported by the NASDAQ Capital Market during the fiscal year 2021 and the last fiscal quarter of 2021. The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low
Fiscal Year ended December 31, 2021	$40.00	$2.24
Fiscal Quarter ended December 31, 2021	$6.20	$2.24

The following table sets forth the monthly high and low last trade prices of our Ordinary Shares as reported by the NASDAQ Capital Market for each month during the six months preceding the date of this annual report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low
Month Ended:
March 31, 2022	$2.20	$0.82
February 28, 2022	$3.27	$1.40
January 31, 2022	$2.52	$1.55
December 31, 2021	$3.19	$2.24
November 30, 2021	$6.20	$2.90
October 31, 2021	$4.24	$3.35

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

On November 23, 2021, we entered into a Share Purchase Agreement (“SPA”) with Boxinrui International Holdings Limited, a British Virgin Islands business company (the “Anxin BVI”), and all the shareholders of Anxin BVI, who collectively hold 100% issued and outstanding shares of Anxin BVI (the “Sellers”). Anxin BVI indirectly owns 100% of Beijing Anxin Jieda Logistics Co., Ltd. (“Anxin”), a company organized under the laws of the PRC, via Anxin BVI’s wholly-owned subsidiary in Hong Kong, Hong Kong Anxin Jieda Co., Limited. Anxin is a company engaging in the business of transportation and logistics based in Beijing, China. Pursuant to the SPA, at the closing, we shall deliver to the Sellers a total of 7,968,755 ordinary shares, no par value (“Ordinary Shares”), however, if the audit of the Anxin’s financial statements for the years ended December 31, 2020 and 2019 is not completed by the sixty-fifth (65th) day following the date of the SPA, the 50% of the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. As of March 11, 2022, Anxin BVI failed to deliver the audited financial statements of Anxin for the year ended December 31, 2020 and 2019. Therefore, we entered into a termination agreement, (the “Termination Agreement”) pursuant to which, the parties agreed to terminate the transaction as contemplated by the SPA and the Sellers agreed to return 7,968,755 Ordinary Shares to the Company immediately and such Ordinary Shares were forfeited and reserved as the treasury shares of the Company.

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

The following description of our authorized shares and our constitutional rules under our memorandum and articles is qualified in its entirety by reference to our memorandum and articles, which have been filed as an exhibit to the registration statement of which this annual report is a part.

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
	iv.	the costs of the proceedings in relation to the relief likely to be obtained; and
	v.	whether an alternative remedy to the derivative claim is available

E. Taxation.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of Sichenzia Ross Ference LLP, our U.S. Tax counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of China Commercial Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of PRC Enterprise Taxation below.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because China Commercial Law Firm, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the annual report. Therefore we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report. Non-corporate U.S. Holders will also be subject to the 3.8% Net Investment Income Tax if their income exceeds the threshold amounts for such tax.

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

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Mr. Xinliang Zhang, Chief Executive Officer, 1602,Building C, Shenye Century Industrial Center, No. 743 Zhoushi Road, Hangcheng Street, Bao’an District,Shenzhen, People’s Republic of China, Telephone: +86-755-85250400

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

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2021, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2021, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the “COSO criteria”). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2021, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US GAAP.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2021 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

Our board of directors has determined that both Ms. Xiaoying Mu and Ms. Jinfeng He qualify as audit committee financial experts and have the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and required under Nasdaq Rule 5605(c)(2)(A).

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

The following table shows the fees that we paid and accrued for audit and other services provided by Friedman LLP and Audit Alliance LLP our independent registered public accounting firm for fiscal years 2021 and 2020, respectively.

	Fiscal 2021	Fiscal 2020

Audit Fees	$240,000	$281,000
Audit-Related Fees	-	55,000
Tax Fees	-	-
All Other Fees	-	-
Total	$240,000	$336,000

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

Item 16F. Change in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G. Corporate Governance.

As a British Virgin Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Conyers Dill & Pearman, our British Virgin Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under British Virgin Islands law, we are not required to comply with the following corporate governance practice:

1.	Holding annual shareholders meetings every year. We held an annual meeting of shareholders in 2021. However, we intend to follow the home country practice and expect to hold annual shareholders meetings in the future only if there are matters that require shareholders’ approval. In addition, we may elect in the future not to comply with the Nasdaq requirement that we obtain shareholder approval for material amendments of equity compensation plans (including amendments relating to a material change to permit a repricing of outstanding stock options);

2.	We do not intend to follow Nasdaq’s requirements regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. Under the British Virgin Islands laws, our board of directors are authorized to issue securities including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, rights issues at or below market price, certain private placements and issuance of convertible notes. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and Nasdaq’s listing standards.

3.	We do not intend to follow Nasdaq’s requirements regarding shareholder approval for all equity compensation plans. Generally, Nasdaq Rule 5635(c) requires each issuer to obtain shareholder approval of all equity compensation plans (including warrant incentive plans) and material amendments to such plans. However, pursuant to Nasdaq Rule 5615(a)(3), we have elected to follow our home country’s practices (in this case, being British Virgin Islands practices) in lieu of the requirements of Nasdaq Rule 5635(c). Our home country practices do not require us to obtain a shareholders’ approval for amendments to our existing incentive program.

If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F:

Exhibit No.	Exhibit Description	Filed Herewith
1.1†	Certificate of Incorporation of Advancement International Limited
1.2†	Memorandum and Articles of Association of Advancement International Limited
1.3†	Certificate of Change of Name from Advancement International Limited to Wunong Net Technology Company Limited
1.4†	Memorandum and Articles of Association of Wunong Net Technology Company Limited
1.5†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of August 19, 2019
1.6†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of October 18, 2019
1.7†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of December 2, 2019
1.8	Certificate of Name Change of Meiwu Technology Company Limited, dated October 6, 2021	*
4.1†	Specimen Certificate for Ordinary Shares
4.2	2022 Equity Incentive Plan (6)
8.1	List of Subsidiaries	*
10.1†	Employment Agreement between the Company and its executive officers
10.2†	English translation of Wunong Mall User Agreement entered into by and between Wunong Technology (Shenzhen) Co., Ltd and Users of Wunong Mall dated December 27, 2018
10.3†	English translation of Form of WNW108.comSelf-Operated E-commerce Cooperation Agreement (2019 version)
10.4†	English translation of Form of Cooperation Agreement on Operating Service Center (2019 version)
10.5†	English translation of Pre-Ordering Cooperation Agreement between Wunong Technology (Shenzhen) Co., Ltd. and Jilin Original Ecological Agriculture Technology Development Co., Ltd
10.6†	Exclusive Purchase Rights Agreement among Guo Gangtong Trade (Shenzhen) Co., Ltd, Peijiang Chen, Changbin Xia, Hanwu Yang, Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership), and Wunong Technology (Shenzhen) Co., Ltd dated March 2, 2019
10.7†	Exclusive Technology Consulting Services Agreement entered into by and between Guo Gangtong Trade (Shenzhen) Co., Ltd and Wunong Technology (Shenzhen) Co., Ltd dated March 2, 2019
10.8†	Proxy Agreement among Peijiang Chen, Changbin Xia, Hanwu Yang, Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership), Guo Gangtong Trade (Shenzhen) Co., Ltd, and Wunong Technology (Shenzhen) Co., Ltd
10.9†	Equity Pledge Agreement among Guo Gangtong (Shenzhen) Co., Ltd, Peijiang Chen, Changbin Xia, Hanwu Yang, and Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership) dated March 2, 2019
10.10	English translation of Tenancy Surrender Agreement entered into by and between Shenzhen Zhichuang Matrix Technology Co., Ltd. And Wunong Technology (Shenzhen) Co., Ltd. dated December 21, 2021 (Office)	*
10.11†	English translation of Rental Contract entered into by and between Shenzhen Xinhao Precision Technology Co., Ltd and Shenzhen Zhichuang Juzhen Technology Ltd.
10.12†	English translation of Rental Contract entered into by and between Shenzhen Hourui Joint-Stock Cooperation Company and Shenzhen Xinhao Precision Technology Co., Ltd. dated March 3, 2017
10.13†	English translation of Certificate of Ownership
10.14†	English translation of Renewal Shop Rental Contract entered into by and between Shenzhen Zhichuang Juzhen Technology Ltd. and Wunong Catering Chain Management (Shenzhen) Co., Ltd. dated October 15, 2019

10.15	English Translation of Shenzhen Housing Rental Contract (Non-Residential) entered into by and between Shenzhen Bao’an Industrial Investment Group Co., Ltd and Wunong Technology (Shenzhen) Co., Ltd.	*
10.16	English Translation of Housing Lease Contract entered into by and between Heping Liu and Yanling Qi dated January 20, 2021	*
10.17	English Translation of Meeting Room Rental Contract entered into by and between Heping Liu and Wunong Technology (Shaanxi) Co., Ltd dated January 20, 2021	*
10.18††	Equity Transfer Agreement dated January 8, 2021, by and between Wunong Shenzhen and Wunong Liaoning.
10.19	Employment Agreement dated July 16, 2021 by and between the Company and Mr. Xinliang Zhang(1)
10.20	Offer Letter issued to Changbin Xia, dated December 14, 2021(2)
10.21	Employment Agreement by and between Junjun Li and the Company, dated December 16, 2021(3)
10.22	Share Purchase Agreement by and among the Company, Magnum International Holdings Limited and all the shareholders of Magnum International Holdings Limited(4)
10.23	Offer Letter issued to Jinfeng He dated April 7, 2022(5)
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

† Incorporated by reference to our Amendment No.1 to Registration Statement on Form F-1 filed on October 16, 2020.

†† Incorporated by reference to our Current Report on Form 6-K filed on February 5, 2021.

(1) Incorporated by reference to our Current Report on Form 6-K filed on July 19, 2021.

(2) Incorporated by reference to our Current Report on Form 6-K filed on December 17, 2021

(3) Incorporated by reference to our Current Report on Form 6-K filed on December 17, 2021.

(4) Incorporated by reference to our Current Report on Form 6-K filed on April 6, 2022.

(5) Incorporated by reference to our Current Report on Form 6-K filed on April 11, 2022.

(6) Incorporated by reference to our registration statement on Form S-8 filed on March 2, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xinliang Zhang

	By:	/s/ Xinliang Zhang
	Name:	Xinliang Zhang
	Title:	Chief Executive Officer

Date: May 12, 2022

MEIWU TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of

Meiwu Technology Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Meiwu Technology Company Limited and the subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholder’s equity, and cash flows for the year ended December 31, 2021 and 2020, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Singapore

May 12, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Meiwu Technology Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of operations and comprehensive loss, shareholders’ equity(deficit), and cash flows of Meiwu Technology Company Limited and the subsidiaries (collectively, the “Company”, formerly known as Wunong Net Technology Company Limited) for the year ended December 31, 2019, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Friedman LLP

We served as the Company’s auditor from 2019 to 2020.

New York, New York

August 13, 2020

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,
	Note	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents		$26,634,332	$7,027,964
Accounts receivable	5	433,002	439,910
Loan receivable	4	-	26,500,000
Advances to suppliers, net		231,230	715,582
Inventories, net		432,955	1,534,830
Other current assets		259,170	148,360
Total Current Assets		27,990,689	36,366,646
Non-Current Assets:
Property and equipment, net	6	279,518	300,966
Right-of-use lease assets,	8	19,833	751,422
Security deposit		-	43,843
Total Non-Current Assets		299,351	1,096,231
TOTAL ASSETS		28,290,040	37,462,877

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term loan	7	47,054	-
Accounts payable		1,659,501	5,687,926
Contract liabilities		1,153,717	5,330,491
Lease liabilities	8	19,068	272,148
Accrued expenses and other current liabilities		928,072	1,697,291
Total Current Liabilities		3,807,412	12,987,856
Non-Current Liabilities:
Due to related parties	10	6,442,729	7,027,364
Long-term loan	7	414,072	-
Lease liabilities	8	-	545,879
Total Non-Current Liabilities		6,856,801	7,573,243
TOTAL LIABILITIES		10,664,213	20,561,099

Commitment and Contingencies

STOCKHOLDERS’ EQUITY	9
Ordinary shares, no par value, unlimited shares authorized; 32,968,755 and 25,000,000 shares issued and outst anding as of December 31, 2021 and December 31, 2020, respectively		-	-
Additional paid-in capital		23,385,695	21,977,682
Accumulated deficit		(6,009,313)	(4,927,367)
Accumulated other comprehensive income (loss)		253,736	(148,537)
Equity attributable to owners of the Company		17,630,118	16,901,778
Non-controlling interests		(4,291)	-
TOTAL STOCKHOLDERS’ EQUITY		17,625,827	16,901,778

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$28,290,040	$37,462,877

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the years ended
		December 31,
	Note	2021	2020	2019

REVENUE		$12,258,451	$22,125,320	$7,682,583
COST OF REVENUE		9,418,606	17,967,593	5,778,167
GROSS PROFIT		2,839,845	4,157,727	1,904,416

OPERATING EXPENSES
Sales and Marketing Expenses		1,473,719	3,994,966	1,882,714
General and Administrative Expenses		2,015,215	1,872,107	1,440,114
Research and Development Expenses		452,608	527,974	340,534
Total operating expenses		3,941,542	6,395,047	3,663,362
LOSS FROM OPERATIONS		(1,101,697)	(2,237,320)	(1,758,946)

Assets impairment loss		(144,520)	-	-
Gain on disposal of subsidiary		26,049	-	-
Other Income, net		102,582	19,258	3,904
LOSS BEFORE INCOME TAX		(1,117,586)	(2,218,062)	(1,755,042)
Provision for Income Taxes	11	-	-	-
NET LOSS		(1,117,586)	(2,218,062)	(1,755,042)
Less: net loss attributable to non-controlling interest		(35,640)	-	-
NET LOSS ATTRIBUTABLE TO THE OWNERS’ COMPANY		(1,081,946)	(2,218,062)	(1,755,042)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign Currency Translation Adjustment		402,273	(205,785)	26,867
TOTAL COMPREHENSIVE LOSS		$(715,313)	$(2,423,847)	$(1,728,175)

LOSS PER SHARE – BASIC AND DILUTED		$(0.03)	$(0.12)	$(0.11)
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC AND DILUTED		25,851,456	20,191,781	15,630,268

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

					Accumulated
	Ordinary Shares		Additional		Other
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income/(Loss)	Non-controlling interests	Total
Balance as of December 31, 2018	15,000,150	-	$106,489	$(954,263)	$30,381	$-	$(817,393)
Ordinary Shares	4,999,850	-	16,666	-	-	-	16,666
Capital Contributions	-	-	880,292	-	-	-	880,292
Net Loss	-	-	-	(1,755,042)	-	-	(1,755,042)
Foreign Currency Translation Adjustments	-	-	-	-	26,867	-	26,867
Balance as of December 31, 2019	20,000,000	-	$1,003,447	$(2,709,305)	$57,248	$-	$(1,648,610)
Ordinary Shares issued	5,000,000	-	20,810,388	-	-	-	20,810,388
Capital Contributions	-	-	163,847	-	-	-	163,847
Net Loss	-	-	-	(2,218,062)	-	-	(2,218,062)
Foreign Currency Translation Adjustments	-	-	-	-	(205,785)	-	(205,785)
Balance as of December 31, 2020	25,000,000	$-	$21,977,682	$(4,927,367)	$(148,537)	$-	$16,901,778
Ordinary Shares issued for the acquisitions	7,968,755	-	-	-	-	-	-
Capital Contributions	-	-	1,408,013	-	-	-	1,408,013
Disposal of subsidiaries	-	-	-	-	-	31,349	31,349
Net Loss	-	-	-	(1,081,946)	-	(35,640)	(1,117,586)
Foreign Currency Translation Adjustments	-	-	-	-	402,273	-	402,273
Balance as of December 31, 2021	32,968,755	$-	$23,385,695	$(6,009,313)	$253,736	$(4,291)	$17,625,827

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	December 31,
	2021	2020	2019

Cash flows from operating activities:
Net Loss	$(1,117,586)	$(2,218,062)	$(1,755,042)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	388,319	307,563	301,368
Gains on withdrawal of Right-of-use lease assets	(53,816)	-	-
Bad debt expense	144,520	-	(7,237)
Gain on disposal of subsidiaries	(26,049)	-	-
Change in operating assets and liabilities:
Account receivable, net	17,009	(415,749)	-
Prepaid expenses	-	123,896	40,281
Inventories, net	1,124,567	(1,195,104)	(207,488)
Other current assets	(176,613)	(21,551)	(5,819)
Advances to suppliers, net	361,443	(58,015)	(579,778)
Rent deposit	44,347	-	(41,407)
Deferred offering costs	-	(339,727)	(312,936)
Accounts payable	(4,123,850)	4,198,669	790,113
Contract liabilities	(4,251,510)	3,570,025	1,339,505
Tax payable	33,690	(98,610)	(21,268)
Lease liability	(256,432)	(227,221)	(199,286)
Accrued expenses and other current liabilities	(799,545)	1,225,660	249,925
Net cash provided by (used in) operating activities	(8,691,506)	4,851,774	(409,069)

Cash flows from investing activities:
Investment in loan receivable	-	(26,500,000)	-
Proceeds from the investment in loan receivable	26,500,000	-	-
Short term investment	-	72,420	(72,371)
Purchase of plant and equipment	(81,197)	(27,705)	(80,573)
Net cash provided by (used in) investing activities	26,418,803	(26,455,285)	(152,944)

Cash flows from financing activities:
(Payment to) proceeds from related parties loans	(750,490)	1,005,461	107,976
IPO proceeds due to related party	-	4,999,550	-
Proceeds from borrowings	455,756	-	-
Proceeds from initial public offering	-	21,500,450	-
Capital contributions	1,408,013	166,565	896,958
Net cash provided by financing activities	1,113,279	27,672,026	1,004,934

Effect of changes of foreign exchange rate on cash	765,792	413,155	4,014

Net increase in cash	19,606,368	6,481,670	446,935

Cash and cash equivalents at the Beginning of financial year	7,027,964	546,294	99,359

Cash and cash equivalents at the end of financial year	$26,634,332	$7,027,964	$546,294

SUPPLEMENTARY CASH FLOW INFORMATION:
Deferred offering cost reduces additional paid-in capital	$-	$652,871	$-

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND

Meiwu Technology Company Limited (“Weiwu” or the “Company”), formerly known as Wunong Net Technology Co., Ltd.,is a holding company incorporated under the laws of British Virgin Islands on December 4, 2018. Through contractually controlled and managed company, Wunong Technology (Shenzhen) Co., Ltd(“Wunong Shenzhen”) and its subsidiaries, the Company operates an electronic online platform designed to provide primarily Clean Food to customers in China. The Company also operates a restaurant in China with a grocery section that sells only Clean Food.

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

Since Meiwu Technology Company Limited and its subsidiaries are effectively controlled by the same controlling shareholders before and after the Reorganization, they are considered to be under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

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

On October 20, 2020, Wunong Shenzhen entered into an Equity Transfer Agreement to acquire 51% equity interests in a newly-incorporated company, Baode Supply Chain (Shenzhen) Co., Ltd (“Baode”). Baode’s registered capital is RMB 5 million (approximately $781,466) and its equity interest is divided among Wunong Shenzhen (51%), Shiliang Ma (30%) and Yongqiang He (19%). Wunong Shenzhen transferred the 100% ownership interest to Yafang Liu on December 15, 2020 and repurchased the ownership interest on January 19, 2021. Baode’s registered capital was increased to RMB 30 million (approximately $4.6 million) on April 29, 2021.

On November 4, 2020, Wunong Shenzhen incorporated a wholly-owned subsidiary, Wunong Technology (Liaoning) Co., Ltd (“Wunong Liaoning”). Wunong Liaoning’s registered capital is RMB 8.88 million (approximately US$1.4 million). Wunong Shenzhen transferred the 100% ownership interest to Ze Yu on December 11, 2020 and repurchased the ownership interest on January 27, 2021.

On December 10, 2020, Wunong Shenzhen incorporated a wholly-owned subsidiary, Wunong Technology (Shaanxi) Co., Ltd (“Wunong Shaanxi”). Wunong Shaanxi’s registered capital is RMB 8.8 million (approximately $1.3 million). Wunong Shenzhen transferred the 100% ownership interest to Haiyan Qin on December 14, 2020 and repurchased the ownership interest on January 26, 2021.

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

On November 23, 2021, the Company entered into a stock purchase agreement with Boxinrui International Holdings Limited (the “Anxin BVI”) to acquire Beijing Anxin Jieda Logistics Co., Ltd. (“Anxin”). As of March 11, 2022, Anxin BVI failed to deliver the audited financial statements of Anxin for the year ended December 31, 2020 and 2019. The parties entered into a termination agreement, (the “Termination Agreement”) pursuant to terminate the transaction.

On December 28, 2021, Wunong Shenzhen sold the 51% equity interests of Baode Supply Chain (Shenzhen) Co., Ltd to Mr. Shiliang Ma, who held 30% ownership of Baode with the amount of RMB 200,000 (approximately $31,405). Upon the consummation of the sale of 51% equity shares in Baode, Wunong Shenzhen ceased to hold shares in Baode and Baode was no longer a majority controlled subsidiary of Wunong Shenzhen.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

As of December 31, 2021, details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities

Meiwu Technology Company Limited (“Meiwu” or the “Company”, formerly known as Wunong Net Technology Company Limited)	December 4, 2018	British Virgin Islands	Parent	Holding Company

Shenzhen Vande Technology Co., Limited (“Vande”)	April 6, 2017	Hong Kong	100	Holding Company

Guo Gang Tong Trade (Shenzhen) Co., Ltd (“WFOE”)	December 28, 2018	Shenzhen, China	100	Holding Company

Wunong Technology (Shenzhen) Co., Ltd (“Wunong Shenzhen”)	June 16, 2015	Shenzhen, China	VIE	An electronic online platform designed to provide primarily Clean Food to customers in China

Meiwu Catering Chain Management (Shenzhen) Co., Ltd(“Meiwu Catering”, formerly known as Wunong Catering Chain Management (Shenzhen) Co., Ltd)	November 27, 2018	Shenzhen, China	100% owned by Wunong Shenzhen	Restaurant service, food sales

Wunong Technology (Liaoning) Co., Ltd (“Wunong Liaoning”)	November 4, 2020	Liaoning, China	100% owned by Wunong Shenzhen	Food selling, agricultural products purchase and wholesale

Wude Agricultural Technology (Shanghai) Co., Ltd (“Wude Shanghai”)	September 29, 2020	Shanghai, China	51% owned by Wunong Shenzhen	Food selling, agricultural products purchase and wholesale

Wunong Technology (Shaanxi) Co., Ltd (“Wunong Shaanxi”)	December 10, 2020	Shaanxi, China	100% owned by Wunong Shenzhen	Food selling, agricultural products purchase and wholesale

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

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. LIQUIDITY

The Company had cash of $26,634,332 and $7,027,964 as of December 31, 2021 and 2020, respectively. Net loss was approximately of $1.1 million and $2.2 million for years ended December 31, 2021 and 2020 respectively. Excluding the loan receivable, The Company had working capital of $24.2 million and negative $3.1 million as of December 31, 2021 and 2020, respectively. We have funded working capital and other capital requirements primarily by equity contributions from shareholders. Cash is required to pay purchase costs for inventory, salaries, selling expenses, rental expenses, income taxes, and other operating expenses.

In assessing our liquidity, management monitors and analyses our cash on hand, ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments. In addition, our major shareholders have been providing and will continue to provide their personal funds, if necessary, to support the Company on an as-needed basis. In 2021, major shareholders have contributed approximately $1,408,013 to the Company. In 2021, the Company also received the investment in the loan receivable from a third party ultimately controlled by the State-owned Assets Supervision and Administration Commission which the amount was approximately $26,500,000. In order to fully implement our business plan and sustain continued growth, we may also need to obtain additional financing support from local banks or raise capital from outside investors. The Company received the short-term loan of approximately $46,506 from Jiangsu Bank and a long-term loan of $409,250 from Shenzhen Qianhai Weizhong Bank.

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

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Consolidation of Variable Interest Entity (continued)

Accordingly, the accounts of the Wunong Shenzhen and its subsidiaries are consolidated in our financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in our financial statements. The carrying amount of this VIE’s assets and liabilities are as follows:

	December 31,	December 31,
	2021	2020
Current assets	$1,784,689	$9,866,646
Property and equipment	279,518	300,966
Right of Use Lease Assets, net	19,833	751,422
Other non-current assets	-	43,843
Total assets	$2,084,040	$10,962,877
Total current liabilities	3,680,183	12,692,726
Total non-current liabilities	1,254,807	1,394,207

	For the years ended
	December 31,
	2021	2020	2019
Revenue	$12,258,451	$22,125,320	$7,682,583
Cost of revenue	9,418,606	17,967,593	5,778,167
Operating expenses	3,923,748	6,141,443	3,389,681
Net loss	(1,099,792)	(1,964,458)	(1,469,598)

	For the years ended
	December 31,
	2021	2020	2019
Net cash provided by (used in) operating activities	$(8,500,703)	$5,236,832	$(409,069)
Net cash provided by (used in) investing activities	(81,197)	44,715	(152,944)
Net cash provided by financing activities	1,826,612	809,078	1,004,934
Effect of changes of foreign exchange rate on cash	155,891	391,045	4,014
Net increase (decrease) in cash and cash equivalents	$(6,599,397)	$6,481,670	$446,935

MEIWU TECHNOLOGY COMPANY LIMITED

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

The Company mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of historical bad debts, creditworthiness and financial conditions of the clients, current economic trends and changes in client payment patterns. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote. The allowance was nil as of December 31, 2021, 2020 and 2019, respectively.

● Inventories, net

The Company values its inventories at the lower of cost or net realizable value. The cost of inventories is calculated using the first in first out basis.

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Any idle facility costs or excessive spoilage are recorded as current period charges. There was no inventory impairment for the years ended December 31, 2021, 2020 and 2019.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Advances to suppliers

Advances to suppliers represent prepayments made to certain suppliers of Clean Food. To ensure continuous high-quality supplies and favorable purchase prices of Clean Food, the Company is required from time to time to make cash advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund the advance. As of December 31, 2021, 2020 and 2019, the allowances was $144,520, nil and nil respectively.

● Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Depreciation is computed using the straight-line method over estimated useful lives listed below:

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

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Leased property under operating leases

The Company early adopted ASU 2016-02, “Leases” on January 1st, 2017 and used modified retrospective method that requires application at the beginning of the earliest comparative year presented. The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s balance sheet for office space leases. Upon adoption, the Company recognized additional lease liabilities of $22,192 with corresponding ROU assets of the same amount based on the present value of the remaining rental payments under current leasing standards for existing leases. The remaining balance of lease liabilities are presented within current portion of finance lease liabilities and the non-current portion of lease liabilities on the Consolidated Balance Sheet.

● Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairments of these assets as of December 31, 2021 and 2020.

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

MEIWU TECHNOLOGY COMPANY LIMITED

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

Revenue expected to be recognized in any future periods related to remaining performance obligations is recorded in advances from customers. As of December 31, 2021 and December 31, 2020, the balance of advances from customers was $1,153,717 and $5,330,491, respectively.

The following table sets forth the breakdown of our net revenue for the years ended December 31, 2021, 2020 and 2019.

	For the years ended December 31
	2021		2020		2019
	Net	% of total	Net	% of total	Net	% of total
Product category	revenue	revenue	revenue	revenue	revenue	Revenue
Grains, oil, and spices	$3,103,217	25.3%	$8,642,315	39.1%	$3,811,172	49.6%
Beverages, alcohol and tea	$1,808,015	14.7%	$2,295,324	10.4%	$1,060,858	13.8%
Other food	$1,070,054	8.7%	$1,166,115	5.2%	$687,426	9.0%
Meat, poultry and eggs	$5,355,829	43.7%	$7,227,876	32.7%	$876,249	11.4%
Fresh fruits and vegetables	$597,828	4.9%	$1,397,838	6.3%	$539,052	7.0%
Groceries	$169,501	1.4%	$1,264,330	5.8%	$462,003	6.0%
Dried seafood	$41,088	0.3%	$102,932	0.5%	$229,746	3.0%
Restaurant Services	$112,919	1.0%	$28,590	0.1%	$16,077	0.2%
Total	$12,258,451	100%	$22,125,320	100%	$7,682,583	100%

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

MEIWU TECHNOLOGY COMPANY LIMITED

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

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Income taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2021, 2020 and 2019. The Company accounts for income taxes in accordance with ASC740, “Income Taxes”. The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted.

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

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized. There were no material uncertain tax positions as of December 31, 2021 and 2020. All tax returns since the Company’s inception are subject to examination by tax authorities.

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

MEIWU TECHNOLOGY COMPANY LIMITED

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

For financial reporting purposes, the financial statements of the Company, which are prepared using the RMB, are translated into the Company’s reporting currency, the United States Dollar. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates when capital transaction occurred. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income (loss) in stockholders’equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net loss of the consolidated financial statements for the respective periods.

The exchange rates used for foreign currency translation were as follows (US Dollars $1 = RMB):

	Year End	Average
12/31/2021	6.3757	6.4508
12/31/2020	6.5250	6.9042
12/31/2019	6.9680	6.9088

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

MEIWU TECHNOLOGY COMPANY LIMITED

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

● Concentration risk

A majority of the Company’s transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. Under PRC regulations, each bank account is insured by People’s bank of China with the maximum amount of RMB 500,000 (approximately US$78,423). The cash balance held in the PRC bank accounts and other third party payment platform was $26,634,332 and $7,027,964 as of December 31, 2021 and 2020, respectively.

For the years ended December 31, 2021, 2020 and 2019, most of the Company’s assets were located in the PRC and all of the Company’s revenues were derived from the PRC.

For the year ended December 31, 2021, one major supplier accounted for approximately 8.3% of total purchase. For the year ended December 31, 2020, one major supplier accounted for 9.7% of total purchase. For the year ended December 31, 2019, one major supplier accounted for 16.2% of total purchase. As of December 31, 2021, one major supplier accounted for approximately 33.1% of the advance to suppliers balance. As of December 31, 2020, one major supplier accounted for approximately 20.7% of the accounts payable balance. As of December 31, 2019, one major supplier accounted for approximately 74.6% of the advance to suppliers balance.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Impact of Covid-19

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. The spread of COVID-19 around the world in the first quarter of 2020 has caused significant volatility in the U.S. and international markets. For the year ended December 31, 2021, the Company’s sales decreased by 45% compared to sales of last year, since the epidemic spread and the transportation was obstructed in some cities. It caused the supply of food products became more difficulty. However, the restaurant business was adversely affected due to the temporary lockdown. As government officials started to ease the restrictive measures, the impact of COVID-19 on labor workforce, availability of products and supplies used in operations are immaterial.

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

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. LOAN RECEIVABLE

On December 17, 2020, the Company entered into an agreement with Fortune Access Development Corporation, a British Virgin Island corporation, to purchase a one-year note with principal of $26.5 million at 3% per annum. As of December 31, 2020, the outstanding loan receivable was $26,500,000. On June 25, 2021, the Company entered into an agreement to transfer the loan receivable to a third party, Cang Jin Suo Financial Service (Shenzhen) Co.,Ltd.(“Cang Jin Suo”) ultimately under control by the State-owned Assets Supervision and Administrative Commission. According to the agreement, the consideration was $26,500,000, interest-free. As of December 31, 2021, the loan receivable has been fully received.

5. ACCOUNTS RECEIVABLE

As of December 31, 2021 and 2020 the Company has accounts receivable of $433,002 and $439,910. The aging of account receivables were all less than 30 days. The allowance for doubtful accounts were nil as of December 31, 2021 and 2020.

6. PLANT AND EQUIPMENT

Plant and equipment consist of the following:

	December 31,
	2021	2020

Computer and accessories	$68,466	$47,922
Office Equipment	45,206	43,286
Vehicle	28,246	-
Leasehold improvement	416,071	373,739

Less: accumulated depreciation	(278,471)	(163,981)
Plant and equipment, net	$279,518	$300,966

Depreciation expense for the years ended December 31, 2021, 2020 and 2019 was $109,362, $74,321 and $78,085, respectively. The currency translation difference was $5,128 for the year ended December 31, 2021.

7. BANK LOANS

Bank loans represent the amounts due to various banks that are due within and over one year. As of December 31, 2021 and 2020, bank loans consisted of the following:

	December 31, 2021	December 31, 2020
Short-term bank loans:
Loan from Bank of Jiangsu (1)	$47,054	$-
	47,054	-
Long-term bank loan:
Loan from Shenzhen Qianhai Weizhong Bank (2)	414,072	-
	$461,126	$-

(1)	On July 7, 2021, Wunong Shenzhen entered into a loan agreement with Bank of Jiangsu to borrow $47,054 as working capital for one year, with maturity date of July 7, 2022. The loan bears a fixed interest rate of 7.1775% per annum.

(2)	On September 16, 2021, Wunong Shenzhen entered into a loan agreement with Shenzhen Qianhai Weizhong Bank to borrow $414,072 as working capital for two years, with maturity date of September 16, 2023. The loan bears a fixed interest rate of 8.46% per annum. The loan is guaranteed by Mr.Changbin Xia, for whom the chief executive officer of Wunong Shenzhen.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. RIGHTS-TO-USE LEASE ASSETS, NET

The Company leases office and restaurant premises under non-cancelable operating lease agreements, with an option to renew the leases. Per the new lease standard ASC 842-10-55, these leases are treated as operating leases. Management determined the loan interest rate of 4.75% is the weighted average discount rate for the lease that began in 2018. The rental expense for the years ended December 31, 2021, 2020 and 2019 was $312,540, $275,047 and $274,864, respectively. All leases are on a fixed payment basis. None of the leases include contingent rentals. The Company had lease commitment of $19,141 as of December 31, 2021, of which $19,141 was within one year.

Rights-to-use lease assets, net consisted of the following:

	December 31,	December 31,
	2021	2020
Leased properties under operating lease	$37,270	1,292,677
Less: accumulated amortization	(17,437)	(541,255)
Right-to-use asset, net	$19,833	751,422

The Company does not have any variable lease costs. Cash payment made under the lease agreements is $326,852, $269,026 and $246,606 for the years ended December 31, 2021, 2020 and 2019, respectively. The weighted-average remaining lease term is 1.08 years as of December 31, 2021.

Future lease commitments

2022	$19,141
Total Lease Payments	$19,141
Less: imputed interest	$(73)
Present value of lease liabilities	$19,068
Lease liabilities - Current	$19,068

Amortization expense was recognized as lease expense in general and administrative expense. Non-cash portion of amortization expense was negative $14,312, $6,021 and $23,996 for the years ended December 31, 2021, 2020 and 2019, respectively.

The estimated amortization expenses for each of the five succeeding years is as follows:

Year ending December 31,	Amortization expense
2022	$18,302
2023	1,531
Total	$19,833

On December 21, 2021, Wunong Shenzhen signed the lease withdrawal agreements with Zhichuang Juzhen to end the lease terms of executive offices and restaurant at December 31, 2021. On February 23, 2022, Shenzhen Bao’an Industrial Investment Group Co., Ltd(“Bao’an Industrial Investment”) entered a lease with Wunong Shenzhen to lease our executive offices to us for a lease term from March 1, 2022 to February 28, 2025, at a monthly net rent of RMB49,743.65 (approximately, $7,802) from March 1, 2022 to February 28, 2023, a monthly net rent of RMB52,230.83 (approximately, $8,192) from March 1, 2023 to February 29, 2024 and a monthly net rent of RMB54,844.64 (approximately, $8,602) from March 1, 2024 to February 28, 2025.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. EQUITY

Ordinary shares

Meiwu Technology Company Limited is established under the laws of British Virgin Islands on December 4, 2018 with 50,000 authorized and issued ordinary shares of par value USD$1.00 each in class. Subsequently on November 15, 2019, the Company issued 16,666 new shares for $16,666, with a par value of USD$1.00, and issued ordinary shares became 66,666 in total. On November 27, 2019, the board of directors of the Company approved written resolutions that the authorized and issued shares in the Company change from a par value of USD$1.00 each of a single class to no par value each of a single class, and that the 66,666 shares of no par value each of a single class in issue be divided pro-rata into 20,000,000 shares of no par value each of a single class. As a part of the company’s recapitalization prior to completion of its initial public offering, the Company has retroactively restated all shares and per share data.

The Company completed IPO of 5,000,000 shares of ordinary shares and 999,910 ordinary shares offered by the selling shareholder, Eternal Horizon International Company Limited at a price of US$5.00 per share to the public for a total of $29,999,550 of gross proceeds. Net proceeds were $26.5 million after deducting $3.5 million in underwriter’s fee and expenses.

On November 23, 2021, the Company entered into a Share Purchase Agreement (“SPA”) with Boxinrui International Holdings Limited, a British Virgin Islands business company (the “Anxin BVI”), and all the shareholders of Anxin BVI, who collectively hold 100% issued and outstanding shares of Anxin BVI (the “Sellers”). Anxin BVI indirectly owns 100% of Beijing Anxin Jieda Logistics Co., Ltd. (“Anxin”), a company organized under the laws of the PRC, via Anxin BVI’s wholly-owned subsidiary in Hong Kong, Hong Kong Anxin Jieda Co., Limited. Anxin is a company engaging in the business of transportation and logistics based in Beijing, China. Pursuant to the SPA, at the closing, we shall deliver to the Sellers a total of 7,968,755 ordinary shares, no par value (“Ordinary Shares”), however, if the audit of the Anxin’s financial statements for the years ended December 31, 2020 and 2019 is not completed by the sixty-fifth (65th) day following the date of the SPA, the 50% of the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. As of March 11, 2022, Anxin BVI failed to deliver the audited financial statements of Anxin for the year ended December 31, 2020 and 2019. Therefore, we entered into a termination agreement, (the “Termination Agreement”) pursuant to which, the parties agreed to terminate the transaction as contemplated by the SPA and the Sellers agreed to return 7,968,755 Ordinary Shares to the Company immediately and such Ordinary Shares were forfeited and reserved as the treasury shares of the Company.

As of December 31, 2021 and 2020, 32,968,755 and 25,000,000 ordinary shares were issued and outstanding with no par value, respectively.

Additional Paid-in Capital

The additional paid-in capital at December 31, 2021 and December 31, 2020 was $23,385,695 and $21,977,682, respectively. During the years ended December 31, 2021, 2020 and 2019, besides from the proceeds from IPO, $1,408,013, $163,847 and $896,958 were contributed to the Company.

10. RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Hanwu Yang	Shareholder of the Company
Changbin Xia	Shareholder of the Company
Eternal Horizon International Company Limited	As a shareholder of the Company before December 15,2020
Yanping Guo	Legal representative of Vande
Mishan City Shenmi Dazhong Management Consulting Partnership (“ShenMi DaZhong”)	Shareholder of the Company
Haiyan Qin, Hui Wang and other 11 individuals	Shareholders of ShenMi DaZhong
Shan’xi Nongbei New Agriculture Technology Co.,Ltd and other 8 companies	Associated with shareholders of ShenMi DaZhong

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(2)	Due to related parties

	December 31, 2021	December 31, 2020

Eternal Horizon International Company Limited(1)	$4,999,550	$4,999,550
Changbin Xia(2)	1,415,492	2,023,420
Peijiang Chen(2)	27,448	-
Yanping Guo	239	420
Hanwu Yang(2)	-	3,974
Total	$6,442,729	$7,027,364

(1)	During IPO, the underwriters purchased 999,910 ordinary shares from a selling shareholder for $4,999,550. The gross proceeds were wired into the Company’s account and was invested in loan receivable together with net proceeds from IPO.

(2)	The Company borrowed loans as working capital from two shareholders Hanwu Yang and Changbin Xia as well as the legal representative of Vande, and Peijiang Chen as well as the director of Wunong Shenzhen. The balance due to related parties is interest-free and due on demand.

During the year ended December 31, 2021, 2020 and 2019, the Company purchased $42,692, $33,529 and $35,977 food products from related parties. As of December 31, 2021 and 2020, the account payable to these related parties is $52,025 and $779, respectively. For the years ended December 31, 2021, 2020 and 2019, sales to related parties is $151,477, $118,966 and $125,526, respectively.

The Company’s shareholder, ShenMi DaZhong, and ShenMi Da Zhong’s limited partners have received sales commissions of $27,932, $281,181 and $103,832 during the year ended December 31, 2021, 2020 and 2019.

11. TAXATION

Income Tax

Meiwu Technology Company Limited was incorporated in the British Virgin Islands (“BVI”) as an offshore holding company. Under the current law of the BVI, Meiwu Technology Company Limited is not subject to tax on income or capital gains. Additionally, upon payments of dividends by Meiwu Technology Company Limited to its shareholders, no BVI withholding tax will be imposed.

Meiwu Technology Company Limited’s subsidiary Shenzhen Vande Technology Co., Limited was incorporated in Hong Kong and does not conduct any substantial operations on its own. No provision for Hong Kong profits tax has been made in the financial statements as Shenzhen Vande Technology Co., Limited has no assessable profits. Additionally, upon payments of dividends by Shenzhen Vande Technology Co., Limited to its shareholders, no Hong Kong withholding tax will be imposed.

Wunong Technology (Shenzhen) Co., Ltd, the Company’s PRC operating subsidiaries and VIE, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. TAXATION (CONTINUED)

During the years ended December 31, 2021, 2020 and 2019, the Company and its subsidiary have incurred a net loss approximately of $1.1 million, $2.2 million and $1.8 million As a result, the Company and its subsidiary did not incur any EIT during 2021, 2020 and 2019.

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

For the year ended December 31, 2019, the Company’s taxable income was subject to a 50% reduction before it applies to a reduced tax rate of 20% since the company is qualified as a small-scale and low-profit enterprise. Therefore, the PRC income tax is 10% of taxable income due to tax exemption. For the year ended December 31, 2021 and 2020, the Company was subject to a 25% statutory income tax rate.

Reconciliation between the statutory rate and the effective tax rate is as follows for the years of 2021, 2020 and 2019.

	2021	2020	2019
PRC statutory tax rate	25%	25%	25%
Net impact of exemption and favorable tax rate rendered by local tax authorities	-	-	-%
Foreign loss not recognized in PRC	-%	3%	4%
Permanent difference and others	(1)%	(6)%	(6)%
Change in valuation allowance	(25)%	(22)%	(23)%
Effective tax rate	-	-	-

Deferred Tax

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2021 and 2020, valuation allowance was provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized. The Company had deferred tax assets as of December 31, 2021 and 2020, which can be carried forward to offset future taxable income. The management determines it is more likely than not that deferred tax assets could not be recognized, so full allowances were provided as of December 31, 2021 and 2020. The operating loss generated from tax year ending December 31, 2018 carry forward incurred by the Company and subsidiary will expire in year 2024. The Company maintains a full valuation allowance against its deferred tax assets, since due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future earnings to utilize its deferred tax assets.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. TAXATION (CONTINUED)

The Company’s deferred tax assets were as follows:

	December 31, 2021	December 31, 2020

Allowance for doubtful accounts	$-	$-
Tax effect of net operating losses carried forward	1,411,062	1,135,982
Valuation allowance	(1,411,062)	(1,135,982)
Deferred tax assets, net	$-	$-

There were no uncertain tax positions as of December 31, 2021 and 2020 and the Company does not believe that this will change over the next twelve months.

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

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the years ended December 2021, 2020 and 2019, respectively:

	For the year ended December 31, 2021
	Clean Food Platform	Restaurant	Others	Total
Revenues	$12,145,531	$100,945	$11,975	$12,258,451
Cost of goods sold	9,343,635	74,949	22	9,418,606
Gross profit	2,801,896	25,996	11,953	2,839,845
Depreciation and amortization	237,366	124,215	26,738	388,319
Capital expenditures	49,772	2,912	28,513	81,197
Loss from operations	(693,466)	(259,274)	(148,957)	(1,101,697)
Provision for income taxes	-	-	-	-
Segment loss	(712,163)	(256,503)	(148,920)	(1,117,586)
Segment assets	$1,891,075	$123,940	$26,275,025	$28,290,040

MEIWU TECHNOLOGY COMPANY LIMITED

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

13. COMMITMENTS

Non-cancellable operating leases

The following table sets forth our contractual obligations as of December 31, 2021.

	Payment due by December 31
	Total	2022	2023	2024	2025
Operating lease commitments for property management expenses under lease agreements	$2,124	$1,961	$163	$-	$-

Legal proceedings

A labor dispute exists between the Company and Zhihong Qiu, who is the resigned employee of the Company. On December 7, 2021, Zhihong Qiu applied the labor dispute to the Shenzhen Bao’an District Labor and Personnel Dispute Arbitration Commission. According to the Civil Judgement issued by the Shenzhen Bao’an District Labor and Personnel Dispute Arbitration Commission on January 11, 2022, the Company was ordered to pay the mediation fee of RMB 35,000 (approximately, $5,490). As of the date of this annual report, the case was closed.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. SUBSEQUENT EVENTS

On February 8, 2022, the board of the directors of the Company approved the 2022 equity stock incentive plan. On March 3, 2022, the Company filed a registration statement on Form S-8 (File No. 333-263218) to register 4,945,313 ordinary shares to be issued under the 2022 equity stock incentive plan. As of the date of this annual report, the Company has issued 4,945,313 ordinary shares pursuant to the 2022 equity stock incentive plan.

On March 11, 2022, Anxin BVI failed to deliver the audited financial statements of Anxin for the year ended December 31, 2020 and 2019. Therefore, the Company entered into a termination agreement, (the “Termination Agreement”) pursuant to which, the parties agreed to terminate the transaction as contemplated by the SPA and the Sellers agreed to return 7,968,755 Ordinary Shares to the Company immediately and such Ordinary Shares were forfeited and reserved as the treasury shares of the Company.

On March 31, 2022, the Company entered into a stock purchase agreement with Magnum International Holdings Limited, a British Virgin Islands business company (the “Yundian BVI”), and all the shareholders of Yundian BVI, who collectively hold 100% issued and outstanding shares of Yundian BVI (the “Sellers”). Yundian BVI indirectly owns 100% of Dalian Yundian Zhiteng Technology Company Limited, a company organized under the laws of the PRC (“Yundian”), via Yundian BVI’s wholly-owned subsidiary in Hong Kong, Yun Tent Technology Company Limited. Yundian is a company engaging in the information technology and communication engineering based in Dalian, China.

Pursuant to the SPA, the Company is going to acquire 100% of the issued and outstanding shares of Yundian BVI. Upon the closing, the Company shall deliver to the Sellers total consideration of US$8.1 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.9 per share, for a total of 9,000,000 Ordinary Shares (“Share Consideration”) provided, however, if the audit of the Yundian’s financial statements for the years ended December 31, 2021 and 2020 is not completed by the sixty-fifth (65th) day following the closing date of the transaction contemplated in the SPA, all the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation.

The SPA contains customary representations and warranties of Yundian BVI and Sellers, including, among other things, (a) the good standing of the parties under the laws of the jurisdiction under which they are organized, (b) the individual authority for each of the parties to execute and deliver the SPA, (c) the accuracy of Yundian BVI’s and its subsidiaries’ financial records, (d) the absence of any undisclosed material adverse changes, and (e) the absence of legal proceedings that relate to the completion of the transaction contemplated by the SPA.

The closing of the Yundian SPA occurred on April 19, 2022.

On April 2, 2022, Shenzhen Bao’an District Labor and Personnel Dispute Arbitration Commission made an adjudication of the labor dispute exists between the Company and Mr. Xiaogang Qin. According to the arbitration award, the Company was ordered to pay the salary in arrears of RMB 273,340 (approximately, $42,872).

On April 28, 2022, the Company entered into certain securities purchase agreement with five “accredited investors” as defined in Rule 501(a) of Regulation D as promulgated under the Securities Act (the “Purchasers”), pursuant to which the Company agreed to sell to each of such Purchasers an unsecured convertible note with an original principal amount of $1,100,000 (the “Note”) and accompanying warrants (the “Warrants”) to purchase 1,600,000 ordinary shares of the Company (the “Offering”). The Company shall receive $1,000,000.00 in gross proceeds for each Note and its accompanying Warrants. The Warrants will be exercisable immediately upon the date of issuance and have an initial exercise price of $0.60. The Warrants will expire twenty four months from the date of issuance. Each of the Notes bears interest at a rate of 10% per annum compounding daily. All outstanding principal and accrued interest on the Notes will become due and payable eighteen (18) months after the issuance date. Each of the Note includes an original issue discount of $100,000.00 along with $4,000.00 for Purchasers’ fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Notes. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. Each of the Purchasers can convert his or her Note at any time after the six-month anniversary of the issuance date at a conversion price of the lower of (i) $0.50 or (ii) 80% of the lowest daily volume-weighted average price in the 20 trading days prior to the date on which the conversion price is measured (the “Market Price”). In addition, the Purchasers agreed that in any given calendar week (being from Sunday to Saturday of that week), the number of Ordinary Shares sold by it in the open market will not be more than fifteen percent (15%) of the weekly trading volume for the Ordinary Shares during such week. The Notes, the Ordinary Shares underlying the Notes, the Warrants, and Ordinary Shares issuable upon exercise of the Warrants, are exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D.

