Form 20-F
period 2022-12-31
Meiwu Technology Co Ltd
filed 2023-05-12
CIK 1787803

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________________ to ___________________________

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-39803

Meiwu Technology Company Limited

(Exact name of Registrant as specified in its charter)

N/A

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

The number of outstanding ordinary shares, no par value is 60,945,313 of December 31, 2022.

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

☐ Yes ☐ No

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“BVI” refers to the British Virgin Islands;
●	“Baode” refers to Baode Supply Chain (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a majority-owned subsidiary of Meiwu Shenzhen before December 28, 2021;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	“Heme Shenzhen” refers to Heme Brand Chain Management (Shenzhen) Co., Ltd., a limited company organized under the laws of PRC and a 51% owned subsidiary of Meiwu Shenzhen;
●	“Meiwu Catering” is to Meiwu Catering Chain Management (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a wholly owned subsidiary of Meiwu Shenzhen;
●	“Vande” refers to Shenzhen Vande Technology Co., Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Meiwu;
●	“variable interest entity” or “VIE” is to our variable interest entity, Wunong Technology (Shenzhen) Co., Ltd, that is 100% owned by PRC citizens and a PRC entity, that holds the business operation licenses or approvals to, and generally operates our Website for our internet businesses or other businesses in which foreign investment is restricted or prohibited, and is consolidated into our consolidated financial statements in accordance with U.S. GAAP as if it were our wholly-owned subsidiary.
●	“we,” “us,” “our company,” “our,” “the Company” and “Meiwu” is to Meiwu Technology Company Limited, a British Virgin Islands company, its subsidiaries, Shenzhen Vande Technology Co., Limited, Magnum International Holdings Limited, Mahaotiaodong Information Technology Company Limited, Xinfuxin International Holdings Limited and Guo Gangtong Trade (Shenzhen) Co., Ltd, and its affiliated entities in China, including but not limited to Meiwu Zhishi Technology (Shenzhen) Co,. Ltd, formerly known as Wunong Technology (Shenzhen) Co., Ltd, and its wholly-owned subsidiaries, Meiwu Catering Chain Management (Shenzhen) Co., Ltd and Wunong Technology (Shaanxi) Co., Ltd and majority-owned subsidiaries, Wude Agricultural Technology (Shanghai) Co., Ltd and Heme Brand Chain Management (Shenzhen) Co., Ltd;
●	“WFOE” or “Guo Gang Tong” refers to Guo Gangtong Trade (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China, which is wholly-owned by Shenzhen Vande Technology Co., Limited;
●	“Wude Shanghai” is to Wude Agricultural Technology (Shanghai) Co., Ltd, a limited liability company organized under the laws of China and a majority-owned subsidiary of Meiwu Shenzhen and
●	“Meiwu Shenzhen” refers to Meiwu Zhishi Technology (Shenzhen) Co,. Ltd, formerly known as Wunong Technology (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a variable interest entity (“VIE”) contractually controlled by WFOE;
●	“Website” is to our online electronic retail store for the offering of the food products at www.wnw108.com.

All references to “RMB” or “Chinese Yuan” is to the legal currency of China;

All references to “U.S. dollars,” “dollars,” “USD” or “$” are to the legal currency of the United States;

Our business is conducted by our subsidiaries, and the VIE and its subsidiaries in PRC, using RMB, the currency of China. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

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

The forward-looking statements contained in this annual report on Form 20-F are based on assumptions that we have made in light of our management’s experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read and consider this annual report, you should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors include but are not limited to:

●	the adverse effects of the COVID-19 pandemic on our business or the market price of our ordinary shares;

●	the loss of any of our executive officers or members of our senior management team or other key employees;

●	the loss of any of our major customers or a decrease in demand for our products;

●	our ability to effectively compete in our markets;

●	changes in consumer preferences and our failure to anticipate and respond to such changes or to successfully develop and renovate products;

●	our ability to protect our brand names;

●	economic conditions that may affect our future performance including exchange rate fluctuations;

●	fluctuations in the availability of food ingredients and packaging materials that we use in our products;

●	disruptions in our information technology systems, supply network, manufacturing and distribution facilities or our workforce or the workforce of our suppliers;

●	increases in operating costs, including labor costs, and our ability to manage our cost structure;

●	the incurrence of liabilities not covered by our insurance;

●	the loss of our foreign private issuer status;

●	the effects of reputational damage from unsafe or poor quality food products, particularly if such issues involve products we distributed;

●	our failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; and

●	changes in applicable laws or regulations.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Our Corporate Structure

We are an offshore holding company incorporated in the British Virgin Islands. As a holding company with no material operations, our operations were conducted in China by (i) the VIE, Meiwu Shenzhen, and (ii) the VIE’s subsidiaries, Wunong Shaanxi, Heme Shenzhen, Wude Shanghai and Meiwu Catering. Neither we nor our subsidiaries own any equity interests in the VIE. WFOE, the VIE and the shareholders of the VIE entered into a series of contractual arrangements, also known as the “VIE Agreements”, pursuant to which we are able to consolidate the financial results of the VIE in our consolidated financial statements because we are deemed as the primary beneficial of the VIE under generally accepted accounting principles in the U.S. (“U.S. GAAP”), and this structure involves unique risks to investors.

The following diagram illustrates our corporate structure as of the date of this annual report:

The VIE Agreements

Due to PRC legal restrictions on foreign ownership in the value-added telecommunications services, neither we nor our subsidiaries own any equity interest in Meiwu Shenzhen. Instead, WFOE, Meiwu Shenzhen and Meiwu Shenzhen’s shareholders entered into such a series of contractual arrangements, also known as VIE Agreements, on March 2, 2019. The VIE agreements consist of (i) exclusive technology consulting services agreement (the “Service Agreement”) which allows WFOE to receive substantially all of the economic benefits from the VIE; (ii) equity pledge agreements, pursuant to which, each shareholder of the VIE pledged all of their equity interests in Meiwu Shenzhen to WFOE as collateral to guarantee the performance of Meiwu Shenzhen to pay the service fee under the Service Agreement; (iii) exclusive purchase rights agreement, which provide WFOE with an exclusive option to purchase all or part of the equity interests in and/or assets of the VIE when and to the extent permitted by PRC laws, and (iv) proxy agreements, pursuant to which each shareholder of the VIE has authorized WFOE to exercise all of their rights as shareholders of the VIE.

Through the VIE Agreements among WFOE, the VIE, and the VIE’s shareholders, we are deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes only and must consolidate the VIE because it met the conditions under U.S. GAAP to consolidate the VIE.

Each of the VIE Agreements is described in detail below:

Exclusive Technology Consulting Services Agreement

Pursuant to the Services Agreement by and between Meiwu Shenzhen and WFOE, WFOE provides Meiwu Shenzhen with technical and consulting services for which WFOE collects a service fee each month based on the following formula: the balance after subtracting accumulated losses, actual operating costs, retention of operating capital and taxes that have been paid from our income.

Meiwu Shenzhen has recorded a negative monthly profit from April 1, 2019 through December 31, 2022. Its after-tax monthly balance has been negative and consequently, no service fees had been paid over to WFOE.

Legend: 10,000 (RMB)

	Cumulative Income	Cumulative Cost	Cumulative Loss	Cumulative Operating Capital Retention	Income Tax Payable	Service Fee
January 2020	456.08	364.88	260.07	-	-	-168.87

February 2020	675.13	554.63	405.09	-	-	-284.59

March 2020	1,087.00	903.41	610.96	-	-	-427.37

April 2020	1,550.93	1,300.41	854.68	-	-	-604.16

May 2020	1,820.96	1,522.08	1,014.97	-	-	-716.09

June 2020	2,046.16	1,704.96	1,194.16	-	-	-852.96

July 2020	2,300.91	1,907.88	1,350.65	-	-	-957.62

August 2020	2,797.59	2,299.71	1,544.55	-	-	-1,046.67

September 2020	4,087.42	3,316.02	1,292.53	-	-	-521.13

October 2020	5,531.18	4,466.51	2,095.74	-	-	-1,031.07

November 2020	7,379.27	5,990.60	2,353.71	-	-	-965.04

December 2020	12,740.00	10,320.28	3,079.56	-	-	-659.84

January 2021	2,189.60	1,669.64	531.38	-	-	-11.42

February 2021	3,640.45	2,978.21	665.81	-	-	-3.57

March 2021	4,203.04	3,269.96	937.65	-	-	-4.58

April 2021	5,088.36	4,053.12	1,161.08	-	-	-125.84

May 2021	6,175.29	5,056.71	1,359.76	-	-	-241.18

June 2021	6,837.28	5,663.22	1,605.09	-	-	-431.03

July 2021	7,409.07	6,138.97	1,773.19	-	-	-503.09

August 2021	7,631.95	6,297.58	1,906.88	-	-	-572.50

September 2021	7,903.16	6,501.44	2,060.69	-	-	-658.96

October 2021	8,175.68	6,676.60	2,183.83	-	-	-684.75

November 2021	8,590.89	6,943.84	2,304.53	-	-	-657.48

December 2021	9,022.84	7,242.42	2,790.54	-	-	-1,010.13

January 2022	172.91	138.93	89.23	-	-	-55.25
			-
February 2022	490.95	378.77	158.83	-	-	-46.65
			-
March 2022	590.54	460.52	245.17	-	-	-115.15
			-
April 2022	624.93	486.78	363.45	-	-	-225.30
			-
May 2022	735.10	571.45	659.88	-	-	-496.23
			-
June 2022	832.23	648.30	802.35	-	-	-618.42
			-
July 2022	915.69	707.21	904.38	-	-	-695.90
			-
August 2022	979.21	749.99	994.72	-	-	-765.50
			-
September 2022	1,045.52	797.08	1,101.00	-	-	-852.56
			-
October 2022	1,083.92	825.32	1,208.06	-	-	-949.46
			-
November 2022	1,120.19	852.68	1,309.53	-	-	-1,042.02
			-
December 2022	1,160.57	882.50	1,469.69	-	-	-1,191.62

Unless otherwise provided in this Service Agreement or separately agreed upon by WFOE and Meiwu Shenzhen, the term of this Services Agreement is ten (10) years, effective from March 2, 2019.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement by and among WFOE and the shareholders of the VIE, the shareholders of the VIE pledged all of their equity interests in Meiwu Shenzhen to WFOE as collateral to guarantee the performance of Meiwu Shenzhen to pay the service fee under the Service Agreement. The pledge shall be effective upon recording of such pledged equity interests on Meiwu Shenzhen’s register of shareholders and registration with the competent government authorities, and shall expire two (2) years after the expiry date of term for the performance of all obligations under the Service Agreement.

Under the terms of the agreement, in the event Meiwu Shenzhen or its shareholders breach(es) its/their respective contractual obligations under the Service Agreement, WFOE is entitled to enforce its rights as pledgee including without limitation, transferring such equity interests to itself or its designee, auction, sale or other means of disposition of the equity interests as permitted under law.

Exclusive Purchase Rights Agreement

Pursuant to the Exclusive Purchase Rights Agreement by and among WFOE, shareholders of the VIE and Meiwu Shenzhen, each of the VIE’s shareholders irrevocably and unconditionally grant WFOE an exclusive option, to the extent permitted by PRC laws, to purchase all or partial equity interests of Meiwu Shenzhen at any time. In the event WFOE exercises said option, the purchase price of the equity interests shall be either (1) the amount of the paid-in capital contribution to the registered capital of Meiwu Shenzhen in proportion to the Equity Interests; or (2) the then lowest price allowed by the PRC laws and regulations, whichever is lower, unless the then applicable PRC laws and regulations require an appraisal of the Equity Interest or impose other restrictions in respect of the price of the Equity Interest.

Under the Exclusive Purchase Rights Agreement, WFOE is entitled to assign all of its rights and obligations under this agreement to any third party when necessary by written notice, without any consent from Meiwu Shenzhen and shareholders of the VIE. Meiwu Shenzhen and the shareholders of the VIE, however, shall not assign their rights and obligations under this agreement to any third party without the prior written consent of WFOE.

Pursuant to the PRC laws and regulations and the terms and conditions of this Exclusive Purchase Rights Agreement, WFOE and/or its designated party may exercise this exclusive option by serving written notice upon each of the shareholders of the VIE. WFOE has the sole and absolute right to determine the time, method and frequency when exercising such option.

Proxy Agreement

Under the Proxy Agreement, each shareholder of the VIE has authorized WFOE or its designated person (“Proxy”) to exercise all of their rights as shareholders including attending and voting at a general meeting of equity interest holders of Meiwu Shenzhen, appointing the Chairman, directors, general manager and other senior management personnel of Meiwu Shenzhen, and sign the shareholders’ resolutions and any other relevant documents. Additionally, the shareholders of the VIE confirmed that the Proxy may exercise such rights under this Proxy Agreement without their consent and they will provide assistance to the Proxy in the exercise of such rights. They further confirmed that they shall be liable for all the legal consequences arising out of or in connection with the exercise of such authorized rights by the Proxy.

Risks Associated with Our Corporate Structure and the VIE Agreements

The VIE structure cannot completely replicate a foreign investment in China-based companies, as the shareholders will not and may never hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us. Because we do not hold equity interests in the VIE, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements as they have not been tested in a court of law. The VIE Agreements may not be effective in providing control over the VIE. See “Risk Factors — Risks Relating to Our Corporate Structure” starting on page 10 of this annual report, “Risk Factors — Risks Relating to Doing Business in the PRC” starting on page 10 of this annual report for more information.

We are subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and the value of Ordinary Shares may depreciate significantly or become worthless. We are also subject to certain legal and operational risks associated with the VIE’s operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in the VIE’s operations, significant depreciation of the value of our Ordinary Shares, or a complete hindrance of our ability to continue to offer our securities to investors. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “CAC Revised Measures”) to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. On July 7, 2022, the CAC published the Measures for the Security Assessment of Outbound Data Transfer (the “Measures”), which took effect on September 1, 2022. The Measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. According to the Measures, if a data handler transfers data abroad under any of the following circumstances, it shall file to the State Cyberspace Administration for security assessment via the provincial Cyberspace Administration: (i) a data handler who transfers important data abroad; (ii) a critical information infrastructure operator, or a data handler processing the personal information of more than 1 million individuals transfers personal information abroad；(iii) since January 1st of the previous year, a data handler cumulatively transferred the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals abroad, or；(iv) other circumstances where the security assessment for the outbound data transfer is required by the State Cyberspace Administration. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas.

As confirmed by our PRC counsel, Beijing Dentons Law Offices, LLP (Fuzhou) (“Dentons”), we are not in violation of any of the aforementioned measures issued by the CAC, and we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying the PRC operating entities, the VIE or any of the VIE’s subsidiaries as critical information infrastructure operators or requiring the PRC operating entities or the VIE to go through cybersecurity review or network data security review by the CAC. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines (collectively, the “Overseas Listings Rules”), which has become effective on March 31, 2023. On the same date of the issuance of the Overseas Listings Rules, the CSRC circulated the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises(the “Notice”). Pursuant to the Trial Measures and the Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing before March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listings Rules. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect our listing on the Nasdaq Capital Market. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

Dividend Distributions or Assets Transfer among the Holding Company, its Subsidiaries and the VIE

We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our ordinary shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Pursuant to the BVI Business Companies Act, 2004 as amended from time to time (the “BVI Act”), and our third amended and restated memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think appropriate, if they are satisfied on reasonable grounds that immediately following the dividend payment, the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further British Virgin Islands statutory restriction on the amount of funds which may be distributed by us by dividends. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Vande, and from the VIE to the WFOE in accordance with the VIE Agreements.

Current PRC regulations permit the WFOE to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, the WFOE is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current VIE Agreements, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from the VIE to the WFOE, pursuant to VIE Agreements between them, and the distribution of such payments to Vander as dividends from the WFOE. Certain payments from the VIE to the WFOE are subject to PRC taxes, including business taxes and VAT.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by the WFOE to its immediate holding company, Vande. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Vande intends to apply for the tax resident certificate when the WFOE plans to declare and pay dividends to Vande. See “Risk Factors - There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the WFOE, and dividends payable by the WFOE to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Permission or Approval Required from the PRC Authorities for the VIE’s Operation

To operate the general business activities currently conducted in China, the consolidated VIE and its subsidiaries are required to obtain a business license from the State Administration for Market Regulation (“SAMR”). Each of the VIE and its subsidiaries has obtained a valid business license from the SAMR, and no application for any such license has been denied.

We are aware, however, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice.

On December 28, 2021, the CAC published the CAC Revised Measures, which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the CAC Revised Measures, considering that (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future; (ii) as of the date of this this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying the PRC operating entities, the VIE, or any of the VIE’s subsidiaries as critical information infrastructure operators.

That being said, the CAC Revised Measures empowers the cybersecurity review office to initiate cybersecurity review when they believe any particular data processing activities “affect or may affect national security”. In addition, on November 14, 2021, the CAC promulgated the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft CAC Regulations”), and according to the Draft CAC Regulations, any data processors shall, in accordance with relevant state provisions, apply for a cybersecurity review when carrying out, among other things, “other data processing activities that affect or may affect national security”. As confirmed by our PRC counsel, Dentons, we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying the PRC operating entities, the VIE, or any of the VIE’s subsidiaries as critical information infrastructure operators or requiring the PRC operating entities the VIE, or any of the VIE’s subsidiaries to go through cybersecurity review or network data security review by the CAC.

In summary, we, our subsidiaries, the VIE or the VIE’s subsidiaries are not required to obtain permission or approval from the PRC authorities including CSRC or CAC for the operation of the VIE or its subsidiaries, nor have we, our subsidiaries, the VIE, or any of the VIE’s subsidiaries received any denial. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we or the VIE, or any of its subsidiaries is required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and continue to offer securities to our investors. These adverse actions could cause the value of our Ordinary Shares to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on the U.S. exchange, which would likely cause the value of our securities to significantly decline or become worthless.

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

Summary of Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings. For more information, please see the section titled “Risk factors” beginning on page 9 of this annual report.

Risks Related to Our Business and Industry

●	We are exposed to the risks of an economic recession, credit and capital markets volatility and economic and financial crisis as a result of the COVID-19 virus pandemic. See more detailed discussion of this risk factor on page 12 of this annual report.

●	If we are unable to offer branded products at attractive prices to meet customer needs and preferences on our e-commerce platform, or if our reputation for selling authentic, high-quality products suffers, we may lose customers and our business, financial condition and results of operations may be materially and adversely affected. See more detailed discussion of this risk factor on page 12 of this annual report.

●	If we are not able to implement our strategies to achieve our business objectives, our business operations and financial performance will be adversely affected. See more detailed discussion of this risk factor on page 13 of this annual report.

●	We depend on third parties to supply our food products; any adverse changes in such supply or the costs of products may adversely affect our operations. See more detailed discussion of this risk factor on page 14 of this annual report.

●	Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences. See more detailed discussion of this risk factor on page 16 of this annual report.

●	Higher labor costs could adversely affect our business and financial results. See more detailed discussion of this risk factor on page 18 of this annual report.

●	Health concerns or adverse developments with respect to the safety or quality of the food product industry in general or our own products specifically may damage our reputation, increase our costs of operations and decrease demand for our products. See more detailed discussion of this risk factor on page 18 of this annual report.

Risks Related to Our Corporate Structure and Operation

●	If the PRC government deems that the contractual arrangements in relation to the VIE, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. See more detailed discussion of this risk factor on page 27 of this annual report.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. See more detailed discussion of this risk factor on page 28 of this annual report.

●	Contractual arrangements in relation to the VIE, may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment. See more detailed discussion of this risk factor on page 28 of this annual report.

●	We may lose the ability to use and benefit from assets held by the VIE, that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding. See more detailed discussion of this risk factor on page 29 of this annual report.

●	If the chops of WFOE, our PRC subsidiaries and the VIE, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised. See more detailed discussion of this risk factor on page 29 of this annual report.

Risks Related to Doing Business in the People’s Republic of China

●	Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”), as amended, if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely for two consecutive years, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. See more detailed discussion of this risk factor on page 29 of this annual report.

●	Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless. See more detailed discussion of this risk factor on page 32 of this annual report.

●	Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business. See more detailed discussion of this risk factor on page 32 of this annual report.

●	Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us. See more detailed discussion of this risk factor on page 33 of this annual report.

●	We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC. See more detailed discussion of this risk factor on page 33 of this annual report.

●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See more detailed discussion of this risk factor on page 33 of this annual report.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our shares. See more detailed discussion of this risk factor on page 35 of this annual report.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. See more detailed discussion of this risk factor on page 37 of this annual report.

Risks Related to Our Ordinary Shares

●	We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity. See more detailed discussion of this risk factor on page 40 of this annual report.

●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies. See more detailed discussion of this risk factor on page 40 of this annual report.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects. See more detailed discussion of this risk factor on page 40 of this annual report.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors. See more detailed discussion of this risk factor on page 41 of this annual report.

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

Apart from our “Zhishigu 108” brand name, we do not own the brand names and trademarks for the other products we sell. They are generally owned by our suppliers. We cannot be certain that the actions our suppliers have taken or will take in the future will be adequate to prevent violation of their proprietary rights. Litigation may be necessary to enforce their trademark or proprietary rights or to defend us against claimed infringement of the rights of third parties. Adverse publicity, legal action or other factors which we have no control over could lead to substantial erosion in the value of the brands, which could lead to decreased consumer demand and could have a material adverse effect on our business, financial condition and results of operations.

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

For the years ended December 31, 2022 and 2021, our sales decreased by 81% and 45% compared to sales of its previous year, since the transportation was shut down in some cities, including Shenzhen, where our suppliers and the VIE are located, due to COVID-19. It caused disturbance in the supply chain of our food products. In addition, the restaurant business was adversely affected due to the temporary lockdown and was stopped in 2022. In early December 2022, China announced a nationwide loosening of its zero-COVID policy, and the country may face a wave in infections after the lifting of these restrictions. The impact of COVID-19 pandemic still depends on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, or the appearance of new or more severe strains of the virus, which are highly uncertain and unpredictable. The related financial impact cannot be reasonably estimated at this time.

Future inflation in China may inhibit our ability to conduct business in China.

During the past ten years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 3.3% and as low as 1.1%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

The war in Ukraine could materially and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ businesses and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described herein. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Corporate Structure and Operation

The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with the offering of our securities in the U.S., and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

The Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”) require an overseas special purpose vehicle that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required for any of our future offerings in the U.S., it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval for our future offerings in the U.S. would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date of this annual report, we have not received or denied any permission from the PRC authorities regarding our listing on the Nasdaq Capital Market. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. We face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Regulations—M&A Rules and Overseas Listings.”

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

Any failure or perceived failure by the Company, the Company’s subsidiaries in China or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in that the relevant entities would be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities. Notwithstanding the foregoing, as of the date of this annual report, we are not aware of any Chinese laws or regulations in effect requiring that we obtain permission from any Chinese authority to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction or any regulatory objection to our initial public offering from the CSRC.

As advised by our PRC counsel, Dentons, as our registration statement on Form F-1 relating to our initial public offering was declared effective on December 14, 2020 and we have completed our initial public offering and listing prior to March 31, 2023, we are not required to complete the filing procedures pursuant to the Trial Measures for our initial public offering. If in the future we are going to conduct any offering or financing in the U.S., we will complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. Based on the above and our understanding of the Chinese laws and regulations currently in effect as of the date of this annual report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission or approval from any PRC authorities for our subsidiaries or the VIE’s operations and to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. However, there remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure to obtain or delay in obtaining such approval, complete required filing or procedures, or a rescission of any such approval or filing obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory agencies may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from our initial public offering into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Ordinary Shares. In addition, if the CSRC, or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of the Ordinary Shares.

If the PRC government deems that the contractual arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a BVI holding company operating through the VIE and its subsidiaries in China. The VIE, the WFOE and the VIE’s shareholders have entered a series of contractual arrangement, or the VIE Agreements, pursuant to which, we are deemed as the primary beneficial of the VIE under the U.S. GAAP and therefore can consolidate the VIE’s financial statements into ours. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company - A. History and development of the Company - Contractual Arrangements between WFOE and Meiwu Shenzhen”.

In the opinion of our PRC counsel, Dentons, our current ownership structure and the VIE Agreements are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

If the VIE Agreements are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of WFOE and the VIE, revoking the business licenses or operating licenses of WFOE or the VIE, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our offerings to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIE, and/or our failure to receive economic benefits from the VIE, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on the VIE Agreements for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on the VIE and it subsidiaries to operate our business. For a description of these contractual arrangements, see “Item 4. Information on the Company - A. History and development of the Company - Contractual Arrangements between WFOE and Meiwu Shenzhen” However, the VIE agreements have not been tested in a court of law, and the VIE structure cannot completely replicate a foreign investment in China-based companies, as the investors will not and may never hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us. For example, the VIE and its shareholders could breach their contractual arrangements with the WFOE by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current VIE Agreements, we rely on the performance by the VIE, and its shareholders of their obligations under the contracts. The shareholders of the VIE may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the VIE Agreements. Although we have the right to replace any shareholder of the VIE under their respective contractual arrangements, if any shareholder of the VIE is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system as the VIE Agreements have not been tested in a court of law. See “Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” below.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE may differ from the interests of our Company as a whole. These shareholders may breach, or cause the VIE to breach, the existing VIE Agreements and the VIE. For example, the shareholders may be able to cause the VIE Agreements to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company, except that we could exercise our purchase option under the Exclusive Purchase Agreement with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings, as the VIE Agreements have not been tested in a court of law.

The VIE Agreement may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the VIE Agreement were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust WFOE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing WFOE’s tax expenses. In addition, if WFOE requests the shareholders of the VIE, as the case may be, to transfer their equity interests in the VIE, as the case may be, at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entity’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the VIE that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

The VIE holds certain assets that are material to the operation of our business, including domain names and an ICP license. Under the VIE Agreements, the VIE may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event the VIE’s shareholders breach these contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of WFOE or the VIE are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of WFOE, the VIE, or any of its subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in the People’s Republic of China

Although the audit report included in this annual report is prepared by U.S. auditors which are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act, as Amended, if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely for two consecutive years, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities.

As an auditor of companies that are registered with the SEC and publicly traded in the US (“U.S.”) and a firm registered with the PCAOB, our auditor is required under the laws of the U.S. to undergo regular inspections by the PCAOB to assess their compliance with the laws of the U.S. and professional standards.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We would be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC was assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the U.S., regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

As discussed in the previous risk factor, our Ordinary Shares are subject to the risk of being delisted under the HFCA Act and the Consolidated Appropriations Act, in the event that PCAOB determines that it is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction for two consecutive years. The PCAOB Board determined, on December 15, 2022, that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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

As all of the VIE Agreements are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these VIE Agreements. Furthermore, these VIE Agreements may not be enforceable in China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to consolidate the VIE’s financial statements into ours under the U.S. GAAP, and our ability to conduct our business may be materially and adversely affected. Our Ordinary Shares may decline in value or become worthless if we are unable to assert your contractual control rights over the assets of the VIE that conduct all or substantially all of our operations

We rely on dividends and other distributions on equity paid by our PRC subsidiaries, the VIE and its subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the British Virgin Islands, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries, the VIE and its subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries, the VIE and its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require WFOE to adjust its taxable income under the contractual arrangements they currently have in place with our consolidated variable interest entity in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “Risks Related to Our Corporate Structure and Operation — Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

Under PRC laws and regulations, we are permitted to utilize the proceeds from our offerings to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration and approval requirements.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our shares.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a British Virgin Islands incorporated company and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of December 31, 2022, 2021 and 2020, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we recorded net losses for the years ended December 31, 2022, 2021 and 2020 and did not distribute any dividend for the year ended December 31, 2022, 2021 and 2020. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by the WFOE to Vande, our Hong Kong subsidiary.

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our shares held by non-affiliates exceeds $700 million as of any December 31 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results.

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

Prior to our initial public offering, Meiwu Shenzhen was a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

As of December 31, 2022, our management assessed the effectiveness of our internal control over financial reporting. The material weaknesses identified by management is that we do not have in-house accounting personnel with sufficient knowledge of US GAAP and SEC reporting experiences. Management concluded that our internal control over financial reporting was ineffective as of December 31, 2022.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat Meiwu Shenzhen as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of Meiwu Shenzhen under the PFIC rules of the U.S. federal income tax laws, and based upon our income and assets, and the value of our Ordinary Shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 or that we will be a PFIC for the taxable year ending December 31, 2023 and we do not anticipate becoming a PFIC in the foreseeable future. The Internal Revenue Service has not taken a position on whether a VIE like Meiwu Shenzhen can be treated as owned by us for purposes of the PFIC rules. See the discussion of the PFIC rules under “E. Taxation - United States Federal Income Taxation” below.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the equity interests of Meiwu Shenzhen for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

Kindness Global Company Limited, a BVI company incorporated in October 1, 2018, that is 100% owned by Mr. Peijiang Chen, a Chinese citizen, our Chairman and director and shareholder and director of Meiwu Shenzhen; Four Dimensions Global Investment Limited, a BVI company that is 100% owned by Mr. Changbin Xia, a Chinese citizen and a shareholder and director of Meiwu Shenzhen; Wisdom Global Company Limited, a BVI company that is 100% owned by Mr. Hanwu Yang, a Chinese citizen and a shareholder and director of Meiwu Shenzhen; Union International Company Limited, a BVI company that is 100% owned by Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership), a PRC limited partnership comprising 14 partners, all of whom are PRC citizens and natural persons. We do not foresee a conflict of interest with any of Kindness Global Company Limited, Four Dimensions Global Investment Limited, Wisdom Global Company Limited, Union International Company Limited and Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership) as the latter are all holding companies with no business operations.

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

WFOE, in turn, entered into a series of contractual agreements on March 2, 2019 with Meiwu Shenzhen, a company incorporated in the People’s Republic of China on June 16, 2015 with a registered capital of RMB5,000,000 (approximately, $707,500). Meiwu Shenzhen wholly owns a subsidiary, Meiwu Catering Chain Management (Shenzhen) Co., Ltd, formerly known as Wunong Catering Chain Management (Shenzhen) Co., Ltd, which it incorporated in the PRC with a registered capital of RMB 5,000,000 on November 27, 2018.

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

On September 29, 2020, our variable interest entity, Meiwu Shenzhen, together with two individuals, Guoming Huang (“Huang”) and Yafang Liu (“Liu”), established a new Shanghai subsidiary, Wude Agricultural Technology (Shanghai) Co., Ltd (“Wude Shanghai”). Wude Shanghai’s registered capital is RMB 20 million (approximately, $3.106 million) and its equity interests are divided among Meiwu Shenzhen (51%), Liu (25%) and Huang (24%). Wude’s domiciled address is Room 2382, Building 2,181 Songyu Road, Tinglin Town, Jinshan District, Shanghai. Meiwu Shenzhen transferred the 51% ownership interest to Huang and Liu on December 15, 2020 and repurchased the 51% ownership interest on January 28, 2021.

On October 20, 2020, Meiwu Shenzhen entered into an Equity Transfer Agreement to acquire 51% equity interests in a newly-incorporated company, Baode Supply Chain (Shenzhen) Co., Ltd (“Baode”). Baode’s registered capital is RMB 5 million (approximately $781,466) and its equity interest is divided among Meiwu Shenzhen (51%), Shiliang Ma (30%) and Yongqiang He (19%). Meiwu Shenzhen transferred the 100% ownership interest to Yafang Liu on December 15, 2020 and repurchased the ownership interest on January 19, 2021. Baode’s registered capital was increased to RMB 30 million (approximately $4.6 million) on April 29, 2021.

On December 10, 2020, our variable interest entity, Meiwu Shenzhen incorporated a wholly-owned subsidiary, Wunong Technology (Shaanxi) Co., Ltd (“Wunong Shaanxi”). Wunong Shaanxi’s registered capital is RMB 8.8 million (approximately $ 1,375,670) and is located at 18/F, B, Yu Shang Building, Tongda Road, High-tech Industrial Park, Yulin City, Shaanxi Province. Meiwu Shenzhen transferred the 100% ownership interest to Haiyan Qin on December 14, 2020 and repurchased the ownership interest on January 26, 2021.

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

On January 8, 2021, our variable interest entity, Meiwu Shenzhen entered into an Equity Transfer Agreement to acquire all the equity interests in a newly-incorporated company, Wunong Technology (Liaoning) Co., Ltd (“Wunong Liaoning”). Wunong Liaoning was incorporated on November 4, 2020 with a registered capital of RMB 8.88 million (approximately US$1.372 million) and is domiciled at 1183 Anhai Road, Qianshan District, Anshan City, Liaoning Province. Wunong Liaoning was stopped business on December 26, 2022.

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

On December 28, 2021, Meiwu Shenzhen sold the 51% equity interests of Baode Supply Chain (Shenzhen) Co., Ltd to Mr. Shiliang Ma, who held 30% ownership of Baode with the amount of RMB 200,000 (approximately $31,405). Upon the consummation of the sale of 51% equity shares in Baode, Meiwu Shenzhen ceased to hold shares in Baode and Baode was no longer a majority controlled subsidiary of Meiwu Shenzhen.

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

On May 12, 2022, Meiwu Shenzhen, together with Shenzhen Heme Enterprise Consulting Partnership (limited partnership) (“Heme Consulting”), established a new Shenzhen subsidiary, Heme Brand Chain Management (Shenzhen) Co., Ltd. (“Heme Shenzhen”). Heme Shenzhen’s registered capital is RMB 10 million (approximately, $1.5 million) and its equity interests are divided among Meiwu Shenzhen (51%) and Heme Consulting (49%).

On June 23, 2022, we entered into a Share Purchase Agreement (“SPA”) with Mahaotiaodong Information Technology Company Limited, a British Virgin Islands business company (the “Mahao BVI”), and all the shareholders of Mahao BVI, who collectively hold 100% issued and outstanding shares of Mahao BVI (the “Sellers”). Mahao BVI indirectly owns 100% of Mahaotiaodong (Xiamen) Technology Company Limited, a company organized under the laws of the PRC (“Mahao”), via Mahao BVI’s wholly-owned subsidiary in Hong Kong, DELIMOND Limited. Mahao is a company engaging in providing Internet access and related services based in Xiamen, China. Pursuant to the SPA, we are going to acquire 100% of the issued and outstanding shares of Mahao BVI. Upon the closing, the Company shall deliver to the Sellers total consideration of US$6 million to be paid in Ordinary Shares of the Company, at a price of US$0.6 per share, for a total of 10,000,000 Ordinary Shares.

On July 22, 2022, Heme Shenzhen established a new Shenzhen subsidiary, Heme Catering Management (Shenzhen) Co., Ltd (“Heme Catering”). Heme Catering’s registered capital is RMB 10 million (approximately, $1.5 million) and its equity interests are wholly-owned by Heme Shenzhen.

On October 31, 2022, we changed the name from “Wunong Technology (Shenzhen) Co,. Ltd” to Meiwu Zhishi Technology (Shenzhen) Co,. Ltd.

On December 12, 2022, we entered into a Share Purchase Agreement (“SPA”) with Xinfuxin International Holdings Limited, a British Virgin Islands business company (“Yuanxing BVI”), and all the shareholders of Yuanxing BVI. Yuanxing BVI indirectly owns 100% of Hunan Yuanxing Chanrong Technology Co., Ltd., a company organized under the laws of the PRC, via a wholly-owned subsidiary of Yuanxing BVI in Hong Kong, Antai Medical Limited. Pursuant to the SPA, the Company is going to acquire 100% of the issued and outstanding shares of Yuanxing BVI. Upon the closing, the Company shall deliver to the Sellers total consideration of US$9.6 million to be paid in Ordinary Shares of the Company, at a price of US$0.8 per share, for a total of 12,000,000 Ordinary Shares.

The following diagram illustrates our current corporate structure:

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scope approved by the Administration of Industry and Commerce or its local counterpart. As such, WFOE’s business scope is to primarily engage in enterprise management and consulting. Since the sole business of WFOE is to provide the VIE with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a service fee, such business scope is necessary and appropriate under PRC laws.

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

The VIE Agreements

Due to PRC legal restrictions on foreign ownership in the value-added telecommunications services, neither we nor our subsidiaries own any equity interest in Meiwu Shenzhen. Instead, WFOE, Meiwu Shenzhen and Meiwu Shenzhen’s shareholders entered into such a series of contractual arrangements, also known as VIE Agreements, on March 2, 2019. The VIE agreements consist of (i) exclusive technology consulting services agreement (the “Service Agreement”) which allows WFOE to receive substantially all of the economic benefits from the VIE; (ii) equity pledge agreements, pursuant to which, each shareholder of the VIE pledged all of their equity interests in Meiwu Shenzhen to WFOE as collateral to guarantee the performance of Meiwu Shenzhen to pay the service fee under the Service Agreement; (iii) exclusive purchase rights agreement, which provide WFOE with an exclusive option to purchase all or part of the equity interests in and/or assets of the VIE when and to the extent permitted by PRC laws, and (iv) proxy agreements, pursuant to which each shareholder of the VIE has authorized WFOE to exercise all of their rights as shareholders of the VIE.

Through the VIE Agreements among WFOE, the VIE, and the VIE’s shareholders, we are deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes only and must consolidate the VIE because it met the conditions under U.S. GAAP to consolidate the VIE.

Each of the VIE Agreements is described in detail below:

Exclusive Technology Consulting Services Agreement

Pursuant to the Services Agreement by and between Meiwu Shenzhen and WFOE, WFOE provides Meiwu Shenzhen with technical and consulting services for which WFOE collects a service fee each month based on the following formula: the balance after subtracting accumulated losses, actual operating costs, retention of operating capital and taxes that have been paid from our income.

Meiwu Shenzhen has recorded a negative monthly profit from January 1, 2020 through December 31, 2022. Its after-tax monthly balance has been negative and consequently, no service fees had been paid over to WFOE.

Legend: 10,000 (RMB)

	Cumulative Income	Cumulative Cost	Cumulative Loss	Cumulative Operating Capital Retention	Income Tax Payable	Service Fee
January 2020	456.08	364.88	260.07	-	-	-168.87

February 2020	675.13	554.63	405.09	-	-	-284.59

March 2020	1,087.00	903.41	610.96	-	-	-427.37

April 2020	1,550.93	1,300.41	854.68	-	-	-604.16

May 2020	1,820.96	1,522.08	1,014.97	-	-	-716.09

June 2020	2,046.16	1,704.96	1,194.16	-	-	-852.96

July 2020	2,300.91	1,907.88	1,350.65	-	-	-957.62

August 2020	2,797.59	2,299.71	1,544.55	-	-	-1,046.67

September 2020	4,087.42	3,316.02	1,292.53	-	-	-521.13

October 2020	5,531.18	4,466.51	2,095.74	-	-	-1,031.07

November 2020	7,379.27	5,990.60	2,353.71	-	-	-965.04

December 2020	12,740.00	10,320.28	3,079.56	-	-	-659.84

January 2021	2,189.60	1,669.64	531.38	-	-	-11.42

February 2021	3,640.45	2,978.21	665.81	-	-	-3.57

March 2021	4,203.04	3,269.96	937.65	-	-	-4.58

April 2021	5,088.36	4,053.12	1,161.08	-	-	-125.84

May 2021	6,175.29	5,056.71	1,359.76	-	-	-241.18

June 2021	6,837.28	5,663.22	1,605.09	-	-	-431.03

July 2021	7,409.07	6,138.97	1,773.19	-	-	-503.09

August 2021	7,631.95	6,297.58	1,906.88	-	-	-572.50

September 2021	7,903.16	6,501.44	2,060.69	-	-	-658.96

October 2021	8,175.68	6,676.60	2,183.83	-	-	-684.75

November 2021	8,590.89	6,943.84	2,304.53	-	-	-657.48

December 2021	9,022.84	7,242.42	2,790.54	-	-	-1,010.13

January 2022	172.91	138.93	89.23	-	-	-55.25
			-
February 2022	490.95	378.77	158.83	-	-	-46.65
			-
March 2022	590.54	460.52	245.17	-	-	-115.15
			-
April 2022	624.93	486.78	363.45	-	-	-225.30
			-
May 2022	735.10	571.45	659.88	-	-	-496.23
			-
June 2022	832.23	648.30	802.35	-	-	-618.42
			-
July 2022	915.69	707.21	904.38	-	-	-695.90
			-
August 2022	979.21	749.99	994.72	-	-	-765.50
			-
September 2022	1,045.52	797.08	1,101.00	-	-	-852.56
			-
October 2022	1,083.92	825.32	1,208.06	-	-	-949.46
			-
November 2022	1,120.19	852.68	1,309.53	-	-	-1,042.02
			-
December 2022	1,160.57	882.50	1,469.69	-	-	-1,191.62

Unless otherwise provided in this Service Agreement or separately agreed upon by WFOE and Meiwu Shenzhen, the term of this Services Agreement is ten (10) years, effective from March 2, 2019.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement by and among WFOE and the shareholders of the VIE, the shareholders of the VIE pledged all of their equity interests in Meiwu Shenzhen to WFOE as collateral to guarantee the performance of Meiwu Shenzhen to pay the service fee under the Service Agreement. The pledge shall be effective upon recording of such pledged equity interests on Meiwu Shenzhen’s register of shareholders and registration with the competent government authorities, and shall expire two (2) years after the expiry date of term for the performance of all obligations under the Service Agreement.

Under the terms of the agreement, in the event Meiwu Shenzhen or its shareholders breach(es) its/their respective contractual obligations under the Service Agreement, WFOE is entitled to enforce its rights as pledgee including without limitation, transferring such equity interests to itself or its designee, auction, sale or other means of disposition of the equity interests as permitted under law.

Exclusive Purchase Rights Agreement

Pursuant to the Exclusive Purchase Rights Agreement by and among WFOE, shareholders of the VIE and Meiwu Shenzhen, each of the VIE’s shareholders irrevocably and unconditionally grant WFOE an exclusive option, to the extent permitted by PRC laws, to purchase all or partial equity interests of Meiwu Shenzhen at any time. In the event WFOE exercises said option, the purchase price of the equity interests shall be either (1) the amount of the paid-in capital contribution to the registered capital of Meiwu Shenzhen in proportion to the Equity Interests; or (2) the then lowest price allowed by the PRC laws and regulations, whichever is lower, unless the then applicable PRC laws and regulations require an appraisal of the Equity Interest or impose other restrictions in respect of the price of the Equity Interest.

Under the Exclusive Purchase Rights Agreement, WFOE is entitled to assign all of its rights and obligations under this agreement to any third party when necessary by written notice, without any consent from Meiwu Shenzhen and shareholders of the VIE. Meiwu Shenzhen and the shareholders of the VIE, however, shall not assign their rights and obligations under this agreement to any third party without the prior written consent of WFOE.

Pursuant to the PRC laws and regulations and the terms and conditions of this Exclusive Purchase Rights Agreement, WFOE and/or its designated party may exercise this exclusive option by serving written notice upon each of the shareholders of the VIE. WFOE has the sole and absolute right to determine the time, method and frequency when exercising such option.

Proxy Agreement

Under the Proxy Agreement, each shareholder of the VIE has authorized WFOE or its designated person (“Proxy”) to exercise all of their rights as shareholders including attending and voting at a general meeting of equity interest holders of Meiwu Shenzhen, appointing the Chairman, directors, general manager and other senior management personnel of Meiwu Shenzhen, and sign the shareholders’ resolutions and any other relevant documents. Additionally, the shareholders of the VIE confirmed that the Proxy may exercise such rights under this Proxy Agreement without their consent and they will provide assistance to the Proxy in the exercise of such rights. They further confirmed that they shall be liable for all the legal consequences arising out of or in connection with the exercise of such authorized rights by the Proxy.

Impacts of COVID-19

In March 2020, the World Health Organization declared COVID-19 to be a pandemic. For the years ended December 31, 2022 and 2021, our sales decreased by 81% and 45% compared to sales of last year, the transportation was shut down in some cities, including Shenzhen, where our suppliers and the VIE are located, due to COVID-19. It caused the supply of food products became more difficulty. In addition, the restaurant business was adversely affected due to the temporary lockdown and was stopped in 2022. In early December 2022, China announced a nationwide loosening of its zero-COVID policy, and the country may face a wave in infections after the lifting of these restrictions. The impact of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

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

B. Business overview.

We are a British Virgin Islands company incorporated on December 4, 2018, and conduct our business in China through the VIE and its subsidiaries. We are an online and mobile commerce company and conduct our business through our online retail store on our Website - www.wnw108.com. We sell a myriad of food products on our Website. We do not grow, foster or manufacture any food products and all the food products sold on our Website are from our suppliers. We do not sell genetically modified food. We are committed to providing our customers with safe, high-quality, nutritious, tasty and non-genetically modified food products through our portfolio of trusted and well-known suppliers. Optimizing our Website and real-time data, we are able to respond to and match supply with demand for food products in keeping with consumer trends.

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

As of December 31, 2022, the portfolio of food products sold on our Website comprises 17.6% Organic Food (473 products), 6.2% Green Food (168 products), 8.6% Agri GI Products (231 products), and 67.6% of other food products (including non-genetically modified Pollution-Free Products) (1,821 products). The mix of food products sold on our Website is ever-changing, depending on food quality and safety, market demand, and customer preferences.

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

We plan to retain the project of Zhishigu experience stores before December 31, 2023, and to open new offline Zhishigu community health service stations, mainly concentrated in the local residential community, introducing nutrition supplements and dietary plans, and selling food products that we offer on the Website to the community residents. As of December 31, 2022, we have launched 18 Zhishigu experience stores and 6 Zhishigu community health service stations. Experience stores and community service stations are mainly distributed in Shaanxi, Heilongjiang, Shandong, Xinjiang, Jiangsu, Sichuan, Yunnan, Guangxi, Fujian, Hebei and other places. Our present experience store model (which is subject to further refinement) allows the grantees use the Zhishigu brand and full set of visual identity images to operate the products of our online platform.

We generate revenue from the sale of food products/commodities on our Website, which includes custom pre-sales of food products/commodities such as crops. We also have another source of income from our restaurants before they were refined.

For fiscal year ended December 31, 2022, our total revenue was $10,978,571, comprising $2,144,217 from online sales of food products on our Website, and $8,834,354 from technical services.

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

On September 16, 2019, Meiwu Shenzhen joined the International Federation of Organic Agriculture Movements (“IFOAM”). IFOAM, founded in 1972, is the only international umbrella organization for the organic world, uniting a diverse range of stakeholders contributing to the organic vision, having affiliates in more than 120 countries. It works towards true sustainability in agriculture, from the field, through the value chain to the consumer. From building awareness among the public and advocating for sustainable policy, to building capacity and facilitating the transition of farmers to organic agriculture, IFOAM aims to strengthen the organic movement and lead it forwards. (Source: https://www.ifoam.bio/en/about-us). According to IFOAM, organic agriculture is based on the principles of heath, ecology, fairness and care, and by joining IFOAM, we inherit the above principles and are committed to providing superior safe, healthy, and sustainable food products.

Our Website

We launched our Website (www.wnw108.com) in June 2018 to function as an online retail store of quality “clean” food products and commodities We maintain an account on WeChat, a PRC multi-purpose messaging, social medial and mobile payment app (ID: AITAwnw), where one may also access our Website.

As of December 31, 2022, we had over 726,665 registered users on our online sales platform, of which approximately 6,648 are monthly active users.

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

As of December 31, 2022, the portfolio of food products sold on our Website comprises 17.6% Organic Food (473 products), 6.2% Green Food (168 products), 8.6% Agri GI Products (231 products), and 67.6% of other food products (including non-genetically modified Pollution-Free Products) (1,821 products).

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

Presently, we generate revenue from the sale of food products/commodities on our Website, which includes custom pre-sales of food products/commodities such as crops. For example rice is a very popular product and some customers may prefer to purchase fresh rice instead of rice that has been grown and stored for a while. With our pre-ordering service, our customers can contact us and pre-order a quantity of rice typically at a discount off the usual list price. The payment arrangement with suppliers, however, is different when it comes to our pre-ordering service. After a pre-order is made, the customer will make full payment to us through the aforementioned services. In the second half of 2020, we started generating revenue from offline sales as well were we primarily sold our meat and vegetables products to enterprise customers. In 2022, due to the impact of COVID-2019, we stopped the sales offline.

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

No one supplier accounts for more than 10% of our purchase for online sales in fiscal years 2021 and 2022 and through the date of this annual report.

Our Customers

No customer accounts for more than 10% of our revenue for fiscal years 2020, 2021 and 2022 and through the date of this annual report. Prospective purchasers are required to register with us and open an account on our Website by accepting a User Agreement. Our customers are typically middle-income couples and are referred to us by other registered users through word of mouth or through our own marketing efforts.

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

Beginning August 2019, we began to negotiate and execute a new commission structure in stages, which was fully implemented as of January 1, 2020:

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

Local Service Center
Referring Privilege Customer
Referring Privilege Customer
2%
8%
Referee Privilege Customer
Referee Non-Privilege Customer

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

Experience Stores

As of December 31, 2022, we have launched our first experience store in Yangxian country and 50 other franchise experience stores that across 8 provinces in China, including Shaanxi, Heilongjiang, Shandong, Xinjiang, Jiangsu, Sichuan, Yunnan and Guangxi and we have signed a Cooperation Agreement on Experience Stores with each of them. The role of experience stores are terminal base stations that they can attract customers, offer our food products for customers to experience and sells our products.

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

The experience store is located in the middle and high-end community, and its main functions are products spread, food experience, sales diversion, distribution, warehousing and brand outputare. Our present experience store model (which is subject to further refinement) allows the grantees use the Zhishigu brand and full set of visual identity images to operate the products of our online platform. We pay the sales commissions to grantees according to our market policy. The grantees who signed the Cooperation Agreement on experience stores with us should operate independently and be responsible for its own profits and losses. Each experience store is staffed with at least three personnel: a business leader, a financial officer and a community owner.

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

Restaurants

As of the date of December 31, 2022, we have sub-leased 5,812 square feet (539.98 square meter) at Rooms C106, C107, C108, C109, C110, C111, C112 on Hangcheng Street, Hourui No.2 Industrial District, Zhichuang Juzhen Industrial Park, Bao’an District, Shenzhen and soft-launched our first restaurant there. We also provide a grocery section for onsite purchases of our food products. This restaurant offers us the opportunity for management system testing, dish product research and personnel training. Additionally, we are constantly assessing the effectiveness of various marketing promotions and initiatives.

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

Class 45

Personal and social services rendered by others to meet the needs of individuals; security services for the protection of property and individuals.

Software Copyright

We currently have 29 registered computer software copyrights in the PRC. Set forth below is a detailed description of these copyrights.

Country	Name of Work	Date of First Publication and Date of Registration	Registration Number	Type
Mainland China	Wunong Platform Quotation System V1.0	June 24, 2017 August 15, 2018	2018SR649627	Computer Software

Mainland China	Wunong Sales Management System V1.0	June 22, 2018 August 15, 2018	2018SR651515	Computer Software

Mainland China	Wunong Technology Yunji Procurement System V1.0	June 24, 2017 August 15, 2018	2018SR649646	Computer Software

Mainland China	Wunong Platform Product Examination Standard System V1.0	June 22, 2018 August 15, 2018	2018SR650544	Computer Software

Mainland China	Wunong E-Commerce Platform V1.0	June 24, 2017 August 15, 2018	2018SR649636	Computer Software

Mainland China	Wunong Platform Voice Call System V1.0	November 21, 2016 August 15, 2018	2018SR649600	Computer Software

Mainland China	Wunong Platform Inquiry System V1.0	November 21, 2016 August 15, 2018	2018SR649620	Computer Software

Mainland China	Wunong Platform Online Live Chat System V1.0	November 21, 2016 August 15, 2018	2018SR649621	Computer Software

Mainland China	Wunong Platform Online Live Broadcasting System V1.0	June 22, 2018 August 15, 2018	2018SR650643	Computer Software

Country	Name of Work	Date of First Publication and Date of Registration	Registration Number	Type
Mainland China	Wunong Retrospective Product System V1.0	June 22, 2018 August 15, 2018	2018SR650533	Computer Software

Mainland China	Wunong Platform Group Booking System V1.0	October 28, 2018 January 11, 2019	2019SR0037847	Computer Software

Mainland China	Wunong Platform Large Group Booking System V1.0	November 5, 2018 January 11, 2019	2019SR0037840	Computer Software

Mainland China	Wunong Platform Product Auditing System V1.0	October 9, 2018 January 11, 2019	2019SR0038276	Computer Software

Mainland China	Wunong Platform Merchants-Settled System V1.0	June 8, 2018 January 11, 2019	2019SR0038292	Computer Software

Mainland China	Wunong Platform Product Marketing System V1.0	September 25, 2018 January 11, 2019	2019SR0038285	Computer Software

Mainland China	Integrated Management System Of E-commerce Platform For Small Program V1.0	August 6, 2019 December 2, 2019	2019SR1261451	Computer Software

Mainland China	Warehouse Management System Based On Network Cloud V1.0	May 8, 2019 December 2, 2019	2019SR1261227	Computer Software

Mainland China	Merchant Automatic Order Settlement Management System Based On C2F V1.0	October 30, 2019 December 2, 2019	2019SR1261201	Computer Software

Mainland China	Multi Order Digital Interactive Cloud Warehouse Order Distribution System V1.0	March 4, 2019 December 2, 2019	2019SR1261219	Computer Software

Mainland China	Wunong Net Shopping Mall System V1.0	Unpublished November 22, 2019	2019SR1189533	Computer Software

Mainland China	Cloud Store Operation Management System Based On Digital Community V1.0	November 15, 2018 December 2, 2019	2019SR1261210	Computer Software

Mainland China	Wunong Net Data Management System V1.0	December 21, 2020 February 24, 2021	2021SR0292190	Computer Software

Mainland China	Wunong Net Online Work Order System V1.0	December 13, 2020 February 24, 2021	2021SR0292191	Computer Software

Mainland China	Wunong Net Visitor Management System V1.0	November 26, 2020 February 24, 2021	2021SR0292062	Computer Software

Mainland China	Wunong Net Inventory Management System V1.0	December 2, 2020 February 24, 2021	2021SR0292099	Computer Software

Country	Name of Work	Date of First Publication and Date of Registration	Registration Number	Type
Mainland China	Wunong Net Big Data Recommendation System V1.0	April 15, 2020 February 25, 2021	2021SR0301292	Computer Software

Mainland China	Wunong Net Mall Seckill Software V1.0	August 12, 2020 February 25, 2021	2021SR0301568	Computer Software

Mainland China	Wunong Net Investment Management System V1.0	June 18, 2020 February 25, 2021	2021SR0301583	Computer Software

Mainland China	Wunong Net Document Management System V1.0	November 9, 2020 February 26, 2021	2021SR0306783	Computer Software

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

● Nation-wide sales network. We have established a strong client base and our food suppliers are directly working with their distributors to ship food products to our customers throughout China. As of December 31, 2022, we had over 682,147 registered users on our online sales platform, of which approximately 69,730 of them are monthly active users. We also have established cooperation relationships with 51 experience stores located in 8 provinces in China working with us, including Shaanxi, Heilongjiang, Shandong, Xinjiang, Sichuan, Jiangsu, Yunnan and Guangxi.

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

● Extensive Supply chain support. As of December 31, 2022, we had 23 suppliers occupying over 21,364 acres (equivalent to 129,678 mu; 1 acre = 6.07mu) of production sites to provide over 400 types food products for sale on our Website.    The portfolio of food products sold on our Website is diversified and our access to extensive inventory is supported by a reliable network of suppliers.

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

● Cultivating our “Zhishigu 108” brand name. In order to distinguish ourselves, we plan to launch 108 premium products under our own “Zhishigu 108” brand name co-branded with the suppliers’ brand names. These products will not only be specially selected and curated by us based on customer data and feedback and be exclusive to our Website, they will also be competitively priced and superior in quality. We will supervise the production of the food products and participate in the design of their packaging and delivery. We plan to launch the “Zhishigu 108” products in a campaign with a compelling concept and pitch.

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

● Developing our customers into food-search agents. We believe that a key element to our success will be to continue identifying and building commercial relationships with reliable suppliers of high-quality food products. China’s licensed food producers are highly fragmented and therefore we need to have a broad food-search agent base to assist us in sourcing high quality food products for sale on our Website. We offer our online platform users opportunities to become a food-search agent with us. By signing an agent agreement with us, customers who successfully recommend us food products that pass our standards will receive a 2% commission of the sale price of such products. As of December 31, 2022, we have successfully cultivated approximately 251,739 nationwide food-search agents from our online platform users, among whom approximately 65,398 are active monthly. Approximately 12% products on our platform were recommended by our food-search agents and we shall continue to expand on this base.

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

Emerging Growth Company Status

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act enacted on April 5, 2012 (the “JOBS Act”). For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” and “say-when-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. Under the JOBS Act, we will remain an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1.235 billion or more;
●	the last day of the fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares;
●	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or
●	the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934 (the “Exchange Act”) (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months; the value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter).

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

In September 2016, the Standing Committee of the National People’s Congress (the “SCNPC”) published The Decision on Amending Four Laws including the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises (the “Decision”). According to the Decision, one provision is added to the Foreign Invested Enterprise Law, Sino-Foreign Joint Venture Law, Sino-Foreign Cooperative Enterprise Law and the Law on Protection of Investment by Taiwanese Compatriots. Under this new provision, foreign investments in business sectors outside of the “negative list” will only be subject to a filing procedure, in contrast to the existing prior approval requirements, whereas foreign investments in any industry categories that are on the “restricted list” must apply for approval from the foreign investment administration authority. This Decision means that the existing “case-by-case” approval regime has been changed to a “filing or approval” procedure for non-”negative list” foreign investments in China.

On October 8, 2016, The Provisional Measures for Filing Administration for the Establishment and Changes of Foreign-invested Enterprises was promulgated by MOC and become effective on the same date. It was subsequently amended on June 30, 2019.

On March 15, 2019, the final Foreign Investment Law was promulgated and will be implemented on January 1, 2020. As such, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished. See “Item 3. Key Information - D. Risk Factors— Risks Related to Our Corporate Structure and Operation - If the PRC government deems that the contractual arrangements in relation to Meiwu Shenzhen, our consolidated variable interest entity, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

In light of the above restrictions and requirements, we operate our website through Meiwu Shenzhen, our consolidated variable interest entity. On December 21, 2018, Meiwu Shenzhen received an Internet Content Provider (“ICP”) license to provide value-added Internet information services. The ICP license is a permit issued by the Chinese Ministry of Industry and Information Technology to permit China-based websites to operate in China. Because Meiwu Shenzhen only sells food products of suppliers on the Website instead of operating an online marketplace for third party sellers and buyers, Meiwu Shenzhen is legally not required under Chinese law to obtain an ICP license. It has however obtained an ICP license just to preserve the option to run the aforementioned online marketplace in the future.

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

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Vande, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Meiwu Shenzhen, our PRC subsidiary, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Dentons, that our contractual arrangements are in compliance with the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, and five supporting guidelines, which has become effective on March 31, 2023. On the same date of the issuance of the Overseas Listings Rules, the CSRC circulated the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises. Under the Overseas Listings Rules and the Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing before March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listings Rules. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Overseas Listings Rules but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to our initial listing or subsequent offerings. As the Overseas Listings Rules were newly published and there exists uncertainty with respect to the filing requirements and its implementation, if we are required to submit to the CSRC and complete the filing procedure of our subsequent overseas public offerings, we cannot be sure that we will be able to complete such filings in a timely manner. Any failure or perceived failure by us to comply with such filing requirements under the Overseas Listings Rules may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

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

Kindness Global Company Limited, a BVI company incorporated in October 1, 2018, that is 100% owned by Mr. Peijiang Chen, a Chinese citizen, our Chairman and director and shareholder and director of Meiwu Shenzhen; Four Dimensions Global Investment Limited, a BVI company that is 100% owned by Mr. Changbin Xia, a Chinese citizen and a shareholder and director of Meiwu Shenzhen; Wisdom Global Company Limited, a BVI company that is 100% owned by Mr. Hanwu Yang, a Chinese citizen and a shareholder and director of Meiwu Shenzhen; Union International Company Limited, a BVI company that is 100% owned by Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership), a PRC limited partnership comprising 14 partners, all of whom are PRC citizens and natural persons. We do not foresee a conflict of interest with any of Kindness Global Company Limited, Four Dimensions Global Investment Limited, Wisdom Global Company Limited, Union International Company Limited and Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership) as the latter are all holding companies with no business operations.

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

WFOE, in turn, entered into a series of contractual agreements on March 2, 2019 with Meiwu Shenzhen, a company incorporated in the People’s Republic of China on June 16, 2015 with a registered capital of RMB5,000,000 (approximately, $707,500) Wunong Technology (Shenzhen) Co., Ltd wholly owns a subsidiary, Meiwu Catering Chain Management (Shenzhen) Co., Ltd, which it incorporated in the PRC with a registered capital of RMB 5,000,000 on November 27, 2018.

On August 19, 2019, we changed our name from “Advancement International Limited” to Wunong Net Technology Company Limited.

On September 29, 2020, our variable interest entity, Meiwu Shenzhen, together with two individuals, Guoming Huang (“Huang”) and Yafang Liu (“Liu”), established a new Shanghai subsidiary, Wude Agricultural Technology (Shanghai) Co., Ltd (“Wude Shanghai”). Wude Shangai’s registered capital is RMB 20 million (approximately, $3.106 million) and its equity interests are divided among Meiwu Shenzhen (51%), Liu (25%) and Huang (24%). Wude’s domiciled address is Room 2382, Building 2,181 Songyu Road, Tinglin Town, Jinshan District, Shanghai. Meiwu Shenzhen transferred the 51% ownership interest to Huang and Liu on December 15, 2020 and repurchased the 51% ownership interest on January 28, 2021.

On October 20, 2020, our variable interest entity, Meiwu Shenzhen, together with two individuals, Shiliang Ma (“Ma”) and Yongqiang (“He”) established a new Shenzhen subsidiary, Baode Supply Chain (Shenzhen) Co., Ltd (“Baode”). Baode’s registered capital is RMB 5 million (approximately $781,466) and its equity interested are divided among Meiwu Shenzhen (51%), Ma (30%) and He (19%). Meiwu Shenzhen transferred the 100% ownership interest to Yafang Liu on December 15, 2020 and repurchased the ownership interest on January 19, 2021. Baode’s registered capital was increased to RMB 30 million (approximately $4.6 million) on April 29, 2021.

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

On December 10, 2020, our variable interest entity, Meiwu Shenzhen incorporated a wholly-owned subsidiary, Wunong Technology (Shaanxi) Co., Ltd (“Wunong Shaanxi”). Wunong Shaanxi’s registered capital is RMB 8.8 million (approximately $ 1,375,670) and is located at 18/F, B, Yu Shang Building, Tongda Road, High-tech Industrial Park, Yulin City, Shaanxi Province. Meiwu Shenzhen transferred the 100% ownership interest to Haiyan Qin on December 14, 2020 and repurchased the ownership interest on January 26, 2021.

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

On January 8, 2021, the variable interest entity, Meiwu Shenzhen entered into an Equity Transfer Agreement to acquire all the equity interests in a newly-incorporated company, Wunong Technology (Liaoning) Co., Ltd (“Wunong Liaoning”). Wunong Liaoning was incorporated on November 4, 2020 with a registered capital of RMB 8.88 million (approximately US$1.372 million) and is domiciled at 1183 Anhai Road, Qianshan District, Anshan City, Liaoning Province.

On August 23, 2021, we changed our name from “Wunong Net Technology Company Limited” to Meiwu Technology Company Limited.

On December 28, 2021, Meiwu Shenzhen sold the 51% equity interests of Baode Supply Chain (Shenzhen) Co., Ltd to Mr. Shiliang Ma, who held 30% ownership of Baode with the amount of RMB 200,000 (approximately $31,405). Upon the consummation of the sale of 51% equity shares in Baode, Meiwu Shenzhen ceased to hold shares in Baode and Baode was no longer a majority controlled subsidiary of Meiwu Shenzhen.

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

On June 23, 2022, we entered into a Share Purchase Agreement (“SPA”) with Mahaotiaodong Information Technology Company Limited, a British Virgin Islands business company (the “Mahao BVI”), and all the shareholders of Mahao BVI, who collectively hold 100% issued and outstanding shares of Mahao BVI (the “Sellers”). Mahao BVI indirectly owns 100% of Mahaotiaodong (Xiamen) Technology Company Limited, a company organized under the laws of the PRC (“Mahao”), via Mahao BVI’s wholly-owned subsidiary in Hong Kong, DELIMOND Limited. Mahao is a company engaging in providing Internet access and related services based in Xiamen, China. Pursuant to the SPA, we are going to acquire 100% of the issued and outstanding shares of Mahao BVI. Upon the closing, the Company shall deliver to the Sellers total consideration of US$6 million to be paid in Ordinary Shares of the Company, at a price of US$0.6 per share, for a total of 10,000,000 Ordinary Shares.

On December 12, 2022, we entered into a Share Purchase Agreement (“SPA”) with Xinfuxin International Holdings Limited, a British Virgin Islands business company (the “Yuanxing BVI”), and all the shareholders of Yuanxing BVI. Yuanxing BVI indirectly owns 100% of Hunan Yuanxing Chanrong Technology Co., Ltd., a company organized under the laws of the PRC, via a wholly-owned subsidiary of Yuanxing BVI in Hong Kong, Antai Medical Limited. Pursuant to the SPA, the Company is going to acquire 100% of the issued and outstanding shares of Yuanxing BVI. Upon the closing, the Company shall deliver to the Sellers total consideration of US$9.6 million to be paid in Ordinary Shares of the Company, at a price of US$0.8 per share, for a total of 12,000,000 Ordinary Shares.

The following diagram illustrates our current corporate structure as of the date of this annual report:

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scope approved by the Administration of Industry and Commerce or its local counterpart. As such, WFOE’s business scope is to primarily engage in enterprise management and consulting. Since the sole business of WFOE is to provide Meiwu Shenzhen with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a service fee, such business scope is necessary and appropriate under PRC laws.

Meiwu Technology Company Limited is a holding company with no business operation other than holding the shares in Vande. Vande is a pass-through entity with no business operation. The WFOE is engaged in the provision of enterprise management and consulting.

D. Properties, Plants and Equipment

Leases

Before December 31, 2022, our headquarters and executive offices are located in Shenzhen, China and consist of approximately 1,675 square meters of office space under one sub-lease. Additionally, we have a sub-lease for approximately 539.8 square meters in an adjacent building for our restaurant and 474 square meters of executive offices and conference room in Shaanxi province.

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

Xinhao sub-leased the said property to Shenzhen Zhichuang Juzhen Technology Ltd (“Zhichuang Juzhen”) (“Zhichuang Juzhen Lease”) for the same term.

On February 23, 2022, Shenzhen Bao’an Industrial Investment Group Co., Ltd (“Bao’an Industrial Investment”) entered a lease with Meiwu Shenzhen to lease our executive offices to us for a lease term from March 1, 2022 to February 28, 2025, at a monthly net rent of RMB49,743.65 (approximately, $7,802) for the period from March 1, 2022 to February 28, 2023, a monthly net rent of RMB52,230.83 (approximately, $8,192) for the period from March 1, 2023 to February 29, 2024 and a monthly net rent of RMB54,844.64 (approximately, $8,602) for the period from March 1, 2024 to February 28, 2025.

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

Overview

We are a British Virgin Islands company incorporated on December 4, 2018 with no substantial operation. Through our subsidiaries, the VIE (Meiwu Shenzhen) and its subsidiaries, we operate an electronic online platform designed to provide primarily clean food to customers in China.

Our Corporate Structure

We are an offshore holding company incorporated in the British Virgin Islands. As a holding company with no material operations, our operations were conducted in China by (i) the VIE, Meiwu Shenzhen, and (ii) the VIE’s subsidiaries, Wunong Shaanxi, Heme Shenzhen, Wude Shanghai and Meiwu Catering. Neither we nor our subsidiaries own any equity interests in the VIE. WFOE, the VIE and the shareholders of the VIE entered into a series of contractual arrangements, also known as the “VIE Agreements”, pursuant to which we are able to consolidate the financial results of the VIE in our consolidated financial statements because we are deemed as the primary beneficial of the VIE under generally accepted accounting principles in the U.S. (“U.S. GAAP”), and this structure involves unique risks to investors.

The following diagram illustrates our corporate structure as of the date of this annual report:

The VIE Agreements

Due to PRC legal restrictions on foreign ownership in the value-added telecommunications services, neither we nor our subsidiaries own any equity interest in Meiwu Shenzhen. Instead, WFOE, Meiwu Shenzhen and Meiwu Shenzhen’s shareholders entered into such a series of contractual arrangements, also known as VIE Agreements, on March 2, 2019. The VIE agreements consist of (i) exclusive technology consulting services agreement (the “Service Agreement”) which allows WFOE to receive substantially all of the economic benefits from the VIE; (ii) equity pledge agreements, pursuant to which, each shareholder of the VIE pledged all of their equity interests in Meiwu Shenzhen to WFOE as collateral to guarantee the performance of Meiwu Shenzhen to pay the service fee under the Service Agreement; (iii) exclusive purchase rights agreement, which provide WFOE with an exclusive option to purchase all or part of the equity interests in and/or assets of the VIE when and to the extent permitted by PRC laws, and (iv) proxy agreements, pursuant to which each shareholder of the VIE has authorized WFOE to exercise all of their rights as shareholders of the VIE.

Through the VIE Agreements among WFOE, the VIE, and the VIE’s shareholders, we are deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes only and must consolidate the VIE because it met the conditions under U.S. GAAP to consolidate the VIE.

Each of the VIE Agreements is described in detail below:

Exclusive Technology Consulting Services Agreement

Pursuant to the Services Agreement by and between Meiwu Shenzhen and WFOE, WFOE provides Meiwu Shenzhen with technical and consulting services for which WFOE collects a service fee each month based on the following formula: the balance after subtracting accumulated losses, actual operating costs, retention of operating capital and taxes that have been paid from our income.

Meiwu Shenzhen has recorded a negative monthly profit from April 1, 2019 through December 31, 2022. Its after-tax monthly balance has been negative and consequently, no service fees had been paid over to WFOE.

Legend: 10,000 (RMB)

	Cumulative Income	Cumulative Cost	Cumulative Loss	Cumulative Operating Capital Retention	Income Tax Payable	Service Fee
January 2020	456.08	364.88	260.07	-	-	-168.87

February 2020	675.13	554.63	405.09	-	-	-284.59

March 2020	1,087.00	903.41	610.96	-	-	-427.37

April 2020	1,550.93	1,300.41	854.68	-	-	-604.16

May 2020	1,820.96	1,522.08	1,014.97	-	-	-716.09

June 2020	2,046.16	1,704.96	1,194.16	-	-	-852.96

July 2020	2,300.91	1,907.88	1,350.65	-	-	-957.62

August 2020	2,797.59	2,299.71	1,544.55	-	-	-1,046.67

September 2020	4,087.42	3,316.02	1,292.53	-	-	-521.13

October 2020	5,531.18	4,466.51	2,095.74	-	-	-1,031.07

November 2020	7,379.27	5,990.60	2,353.71	-	-	-965.04

December 2020	12,740.00	10,320.28	3,079.56	-	-	-659.84

January 2021	2,189.60	1,669.64	531.38	-	-	-11.42

February 2021	3,640.45	2,978.21	665.81	-	-	-3.57

March 2021	4,203.04	3,269.96	937.65	-	-	-4.58

April 2021	5,088.36	4,053.12	1,161.08	-	-	-125.84

May 2021	6,175.29	5,056.71	1,359.76	-	-	-241.18

June 2021	6,837.28	5,663.22	1,605.09	-	-	-431.03

July 2021	7,409.07	6,138.97	1,773.19	-	-	-503.09

August 2021	7,631.95	6,297.58	1,906.88	-	-	-572.50

September 2021	7,903.16	6,501.44	2,060.69	-	-	-658.96

October 2021	8,175.68	6,676.60	2,183.83	-	-	-684.75

November 2021	8,590.89	6,943.84	2,304.53	-	-	-657.48

December 2021	9,022.84	7,242.42	2,790.54	-	-	-1,010.13

January 2022	172.91	138.93	89.23	-	-	-55.25
			-
February 2022	490.95	378.77	158.83	-	-	-46.65
			-
March 2022	590.54	460.52	245.17	-	-	-115.15
			-
April 2022	624.93	486.78	363.45	-	-	-225.30
			-
May 2022	735.10	571.45	659.88	-	-	-496.23
			-
June 2022	832.23	648.30	802.35	-	-	-618.42
			-
July 2022	915.69	707.21	904.38	-	-	-695.90
			-
August 2022	979.21	749.99	994.72	-	-	-765.50
			-
September 2022	1,045.52	797.08	1,101.00	-	-	-852.56
			-
October 2022	1,083.92	825.32	1,208.06	-	-	-949.46
			-
November 2022	1,120.19	852.68	1,309.53	-	-	-1,042.02
			-
December 2022	1,160.57	882.50	1,469.69	-	-	-1,191.62

Unless otherwise provided in this Service Agreement or separately agreed upon by WFOE and Meiwu Shenzhen, the term of this Services Agreement is ten (10) years, effective from March 2, 2019.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement by and among WFOE and the shareholders of the VIE, the shareholders of the VIE pledged all of their equity interests in Meiwu Shenzhen to WFOE as collateral to guarantee the performance of Meiwu Shenzhen to pay the service fee under the Service Agreement. The pledge shall be effective upon recording of such pledged equity interests on Meiwu Shenzhen’s register of shareholders and registration with the competent government authorities, and shall expire two (2) years after the expiry date of term for the performance of all obligations under the Service Agreement.

Under the terms of the agreement, in the event Meiwu Shenzhen or its shareholders breach(es) its/their respective contractual obligations under the Service Agreement, WFOE is entitled to enforce its rights as pledgee including without limitation, transferring such equity interests to itself or its designee, auction, sale or other means of disposition of the equity interests as permitted under law.

Exclusive Purchase Rights Agreement

Pursuant to the Exclusive Purchase Rights Agreement by and among WFOE, shareholders of the VIE and Meiwu Shenzhen, each of the VIE’s shareholders irrevocably and unconditionally grant WFOE an exclusive option, to the extent permitted by PRC laws, to purchase all or partial equity interests of Meiwu Shenzhen at any time. In the event WFOE exercises said option, the purchase price of the equity interests shall be either (1) the amount of the paid-in capital contribution to the registered capital of Meiwu Shenzhen in proportion to the Equity Interests; or (2) the then lowest price allowed by the PRC laws and regulations, whichever is lower, unless the then applicable PRC laws and regulations require an appraisal of the Equity Interest or impose other restrictions in respect of the price of the Equity Interest.

Under the Exclusive Purchase Rights Agreement, WFOE is entitled to assign all of its rights and obligations under this agreement to any third party when necessary by written notice, without any consent from Meiwu Shenzhen and shareholders of the VIE. Meiwu Shenzhen and the shareholders of the VIE, however, shall not assign their rights and obligations under this agreement to any third party without the prior written consent of WFOE.

Pursuant to the PRC laws and regulations and the terms and conditions of this Exclusive Purchase Rights Agreement, WFOE and/or its designated party may exercise this exclusive option by serving written notice upon each of the shareholders of the VIE. WFOE has the sole and absolute right to determine the time, method and frequency when exercising such option.

Proxy Agreement

Under the Proxy Agreement, each shareholder of the VIE has authorized WFOE or its designated person (“Proxy”) to exercise all of their rights as shareholders including attending and voting at a general meeting of equity interest holders of Meiwu Shenzhen, appointing the Chairman, directors, general manager and other senior management personnel of Meiwu Shenzhen, and sign the shareholders’ resolutions and any other relevant documents. Additionally, the shareholders of the VIE confirmed that the Proxy may exercise such rights under this Proxy Agreement without their consent and they will provide assistance to the Proxy in the exercise of such rights. They further confirmed that they shall be liable for all the legal consequences arising out of or in connection with the exercise of such authorized rights by the Proxy.

Risks Associated with Our Corporate Structure and the VIE Agreements

The VIE structure cannot completely replicate a foreign investment in China-based companies, as the shareholders will not and may never hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us. Because we do not hold equity interests in the VIE, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements as they have not been tested in a court of law. The VIE Agreements may not be effective in providing control over the VIE. See “Risk Factors — Risks Relating to Our Corporate Structure” starting on page 10 of this annual report, “Risk Factors — Risks Relating to Doing Business in the PRC” starting on page 10 of this annual report for more information.

We are subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and the value of Ordinary Shares may depreciate significantly or become worthless. We are also subject to certain legal and operational risks associated with the VIE’s operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in the VIE’s operations, significant depreciation of the value of our Ordinary Shares, or a complete hindrance of our ability to continue to offer our securities to investors. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “CAC Revised Measures”) to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. On July 7, 2022, the CAC published the Measures for the Security Assessment of Outbound Data Transfer (the “Measures”), which took effect on September 1, 2022. The Measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. According to the Measures, if a data handler transfers data abroad under any of the following circumstances, it shall file to the State Cyberspace Administration for security assessment via the provincial Cyberspace Administration: (i) a data handler who transfers important data abroad; (ii) a critical information infrastructure operator, or a data handler processing the personal information of more than 1 million individuals transfers personal information abroad；(iii) since January 1st of the previous year, a data handler cumulatively transferred the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals abroad, or；(iv) other circumstances where the security assessment for the outbound data transfer is required by the State Cyberspace Administration. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas.

As confirmed by our PRC counsel, Beijing Dentons Law Offices, LLP (Fuzhou) (“Dentons”), we are not in violation of any of the aforementioned measures issued by the CAC, and we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying the PRC operating entities, the VIE or any of the VIE’s subsidiaries as critical information infrastructure operators or requiring the PRC operating entities or the VIE to go through cybersecurity review or network data security review by the CAC. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines (collectively, the “Overseas Listings Rules”), which has become effective on March 31, 2023. On the same date of the issuance of the Overseas Listings Rules, the CSRC circulated the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises(the “Notice”). Pursuant to the Trial Measures and the Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing before March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listings Rules. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect our listing on the Nasdaq Capital Market. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

Dividend Distributions or Assets Transfer among the Holding Company, its Subsidiaries and the VIE

We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our ordinary shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Pursuant to the BVI Business Companies Act, 2004 as amended from time to time (the “BVI Act”), and our third amended and restated memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think appropriate, if they are satisfied on reasonable grounds that immediately following the dividend payment, the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further British Virgin Islands statutory restriction on the amount of funds which may be distributed by us by dividends. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Vande, and from the VIE to the WFOE in accordance with the VIE Agreements.

Current PRC regulations permit the WFOE to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, the WFOE is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current VIE Agreements, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from the VIE to the WFOE, pursuant to VIE Agreements between them, and the distribution of such payments to Vander as dividends from the WFOE. Certain payments from the VIE to the WFOE are subject to PRC taxes, including business taxes and VAT.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by the WFOE to its immediate holding company, Vande. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Vande intends to apply for the tax resident certificate when the WFOE plans to declare and pay dividends to Vande. See “Risk Factors - There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the WFOE, and dividends payable by the WFOE to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Permission or Approval Required from the PRC Authorities for the VIE’s Operation

To operate the general business activities currently conducted in China, the consolidated VIE and its subsidiaries are required to obtain a business license from the State Administration for Market Regulation (“SAMR”). Each of the VIE and its subsidiaries has obtained a valid business license from the SAMR, and no application for any such license has been denied.

We are aware, however, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice.

On December 28, 2021, the CAC published the CAC Revised Measures, which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the CAC Revised Measures, considering that (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future; (ii) as of the date of this this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying the PRC operating entities, the VIE, or any of the VIE’s subsidiaries as critical information infrastructure operators.

That being said, the CAC Revised Measures empowers the cybersecurity review office to initiate cybersecurity review when they believe any particular data processing activities “affect or may affect national security”. In addition, on November 14, 2021, the CAC promulgated the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft CAC Regulations”), and according to the Draft CAC Regulations, any data processors shall, in accordance with relevant state provisions, apply for a cybersecurity review when carrying out, among other things, “other data processing activities that affect or may affect national security”. As confirmed by our PRC counsel, Dentons, we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying the PRC operating entities, the VIE, or any of the VIE’s subsidiaries as critical information infrastructure operators or requiring the PRC operating entities the VIE, or any of the VIE’s subsidiaries to go through cybersecurity review or network data security review by the CAC.

In summary, we, our subsidiaries, the VIE or the VIE’s subsidiaries are not required to obtain permission or approval from the PRC authorities including CSRC or CAC for the operation of the VIE or its subsidiaries, nor have we, our subsidiaries, the VIE, or any of the VIE’s subsidiaries received any denial. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we or the VIE, or any of its subsidiaries is required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and continue to offer securities to our investors. These adverse actions could cause the value of our Ordinary Shares to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on the U.S. exchange, which would likely cause the value of our securities to significantly decline or become worthless.

We are an online and mobile commerce company and conduct our business through our online retail store on our Website - www.wnw108.com.  On September 28, 2022, we changed our Website name as “Zhishigu”. We sell over 303 types of food products on our Website. We do not grow, foster or manufacture any food products and all the food products sold on our Website are from our suppliers. We do not sell genetically modified food. We are committed to providing our customers with safe, high-quality, nutritious, tasty and non-genetically modified food products through our portfolio of trusted and well-known suppliers. Optimizing our Website and real-time data, we are able to respond to and match supply with demand for food products in keeping with consumer trends.

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

As of December 31, 2022, the portfolio of food products sold on our Website comprises 17.6% Organic Food (473 products), 6.2% Green Food (168 products), 8.6% Agri GI Products (231 products), and 67.6% of other food products (including non-genetically modified Pollution-Free Products) (1,821 products). The mix of food products sold on our Website is ever-changing, depending on food quality and safety, market demand, and customer preferences.

We plan to continue the project of Zhishigu experience stores by December 31, 2023, and to open new offline Zhishigu community health service stations, mainly concentrated in the community, introducing nutrition supplements and dietary plans, and selling food products that we offer on the Website to the community residents. As of December 31, 2022, we had launched 18 Zhishigu experience stores and 6 Zhishigu community health service stations. Experience stores and community service stations are mainly distributed in Shaanxi, Heilongjiang, Shandong, Xinjiang, Jiangsu, Sichuan, Yunnan, Guangxi, Fujian, Hebei and other provinces in China. Our present experience stores (which is subject to further refinement) use the Zhishigu brand and full set of visual identity images to sell the products of our online platform.

We generate revenue from the sale of food products and commodities on our Website, which includes custom pre-sales of food products and commodities such as crops.

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

On April 19, 2022, we had completed the acquisition of Dalian Yundian Zhiteng Technology Company Limited (“Yundian”). Yundian is a company engaging in the information technology and communication engineering based in Dalian, China. Yundian uses information technology to serve designated medical insurance institutions. Yundian uses 5G technology to build an open Enterprise Resource Plan (“ERP”) cloud platform, effectively supporting the management demands of traditional medical institutions transitioning to the mobile internet; Based on ERP software, medical insurance card swiping software, and other medical insurance designated units’ on-demand software, it is implanted into the online pharmaceutical procurement platform to improve the efficiency and level of medical institutions in procurement, inventory, and sales management; By attaching various mobile wearable detection devices and relying on a wide range of data sources to develop cloud computing clusters for big data intelligent analysis, traditional manual diagnosis has shifted towards artificial intelligence diagnosis.

On June 23, 2022, we had completed the acquisition of Mahaotiaodong (Xiamen) Technology Company Limited (“Mahao”). Mahao is a company engaging in providing internet access and related services based in Xiamen, China. Mahao operated a short message service platform to send customized content to terminal customers. Mahao is a mobile information service provider with rich industry experience. Mahao relies on a systematic service process and independently developed business platform to provide customers with secure, effective, and timely mobile information services through the integration of communication resources of telecom operators. Enterprise Short Message Service (“SMS”) is currently the main business form of Mahao. Mahao utilizes its accumulated system development technology and business understanding based on customers’ industry to provide professional enterprise SMS services to customers.

Mahao mainly provides customers with a complete set of services around enterprise SMS through various forms such as customized system development, enterprise instant messaging platform, API system docking, etc., including early debugging and opening of customer and Mahao platform docking, maintenance and upgrading of customer SMS operation system during operation, and solving problems such as delay in SMS transmission, ensuring smooth and fast SMS transmission. At the same time, Mahao takes auditing information security and optimizing customer experience as its responsibility. Through a rigorous program, mobile information content is audited to ensure that various enterprise SMS messages, including information verification, user notifications, member reminders, and marketing promotion, can be safely and effectively delivered to information recipients. On the basis of ensuring efficient transmission of mobile information and content security, Mahao provides various enterprise SMS services, including mobile business scenario construction, product operation support, consumer relationship management and support, for various financial, internet, e-commerce, express logistics and other enterprise customers.

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

Key Factors Affecting Our Results of Operation

Our business benefits from the significant growth of China’s e-commerce sector and e-grocery market. By 2021, online retail held more than 30% of the fast-moving consumer goods (“FMCG”) retail market in China, thanks to the rapidly developing internet penetration and postal services. Fresh food was one of the quickest developing sectors within online retail. In 2021, the online sales value of fresh produce surpassed RMB 4.9 trillion, with approximately 70 million consumers purchasing fresh food from the most popular e-commerce companies.

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

Fortunately, with increased promotion activities and sales promotions, our revenue for the year ended December 31, 2022 decreased by 10% or $1.3 million to $11.0 million compared to $12.3 million for the year ended December 31, 2021.

One of the industries most impacted by the COVID-19 pandemic is the restaurant business. As of December 31,2022, we had closed all of our restaurants.

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

On May 12, 2022, Meiwu Shenzhen, together with Shenzhen Heme Enterprise Consulting Partnership (limited partnership) (“Heme Consulting”), established a new Shenzhen subsidiary, Heme Brand Chain Management (Shenzhen) Co., Ltd. (“Heme Shenzhen”). Heme Shenzhen’s registered capital is RMB 10 million (approximately, $1.5 million) and its equity interests are divided among Meiwu Shenzhen (51%) and Heme Consulting (49%).

On June 23, 2022, we entered into a Share Purchase Agreement (“SPA”) with Mahaotiaodong Information Technology Company Limited, a British Virgin Islands business company (the “Mahao BVI”), and all the shareholders of Mahao BVI, who collectively hold 100% issued and outstanding shares of Mahao BVI (the “Sellers”). Mahao BVI indirectly owns 100% of Mahaotiaodong (Xiamen) Technology Company Limited (“Mahao”), a company organized under the laws of the PRC, via Mahao BVI’s wholly-owned subsidiary in Hong Kong, DELIMOND Limited. Mahao is a company engaging in providing Internet access and related services based in Xiamen, China. Pursuant to the SPA, we agreed to acquire 100% of the issued and outstanding shares of Mahao BVI. Upon the closing, we shall deliver to the Sellers total consideration of US$6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.6 per share, for a total of 10,000,000 Ordinary Shares (“Share Consideration”) provided, however, if the audit of the Mahao’s financial statements for the years ended December 31, 2021 and 2020 is not completed by the sixty-fifth (65th) day following the closing date of the transaction contemplated in the SPA, all the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. The closing of the Mahao SPA occurred on June 23, 2022.

On July 22, 2022, Heme Shenzhen established a new Shenzhen subsidiary, Heme Catering Management (Shenzhen) Co., Ltd (“Heme Catering”). Heme Catering’s registered capital is RMB 10 million (approximately, $1.5 million) and its equity interests are wholly-owned by Heme Shenzhen.

On December 12, 2022, we entered into a Share Purchase Agreement (“SPA”) with Xinfuxin International Holdings Limited, a British Virgin Islands business company (the “Yuanxing BVI”), and all the shareholders of Yuanxing BVI, who collectively hold 100% issued and outstanding shares of Yuanxing BVI (the “Sellers”). Yuanxing BVI indirectly owns 100% of Hunan Yuanxing Chanrong Technology Co., Ltd (“Yuanxing”), a company organized under the laws of the PRC, via Yuanxing BVI’s wholly-owned subsidiary in Hong Kong, Antai Medical Limited. Pursuant to the SPA, we agreed to acquire 100% of the issued and outstanding shares of Yuanxing BVI. Upon the closing, the Company shall deliver to the Sellers total consideration of US$9.6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.8 per share, for a total of 12,000,000 Ordinary Shares (“Share Consideration”). The closing of the Yuanxing SPA occurred on December 23, 2022.

Results of Operations

Years Ended December 31, 2022, and 2021

The following table summarizes the results of our operations for the years ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year ended		Year ended
	December 31,		December 31,		Variance
	2022	% of revenue	2021	% of revenue	Amount	%

NET REVENUES
Net Product Revenue	$2,144,218	20%	$12,145,532	99%	$(10,001,314)	(82)%
Net Service Revenue	8,834,353	80%	112,919	1	8,721,434	7,724%
Total Net Revenues	10,978,571	100%	12,258,451	100%	(1,279,880)	(10)%
COST OF REVENUES	9,803,883	89%	9,418,606	77%	385,277	4%
GROSS PROFIT	1,174,688	11%	2,839,845	23%	(1,665,157)	(59)%
OPERATING EXPENSES
Sales and Marketing Expenses	1,086,567	10%	1,473,719	12%	(392,152)	(27)%
General and Administrative Expenses	2,802,132	26%	2,015,215	16%	786,917	39%
Research and Development Expenses	1,030,359	9%	452,608	4%	577,751	128%
Total Operating Expenses	4,914,058	45%	3,941,542	32%	972,516	25%
LOSS FROM OPERATIONS	(3,739,370)	(34)%	(1,101,697)	(9)%	(2,637,673)	239%
Assets impairment loss	(6,736,684)	(61)%	(144,520)	(1)%	(6,592,164)	4,561%
Gain on disposal of subsidiary	14,002	-	26,049	-	(12,047)	(46)%
Other (expense) income, net	(546,655)	(5)%	102,582	1%	(649,237)	(633)%
LOSS BEFORE INCOME TAX	(11,008,707)	(100)%	(1,117,586)	(9)%	(9,891,121)	885%
Provision for Income Taxes	211,144	2%	-	-	211,144	100%
NET LOSS	(11,219,851)	(102)%	(1,117,586)	(9)%	(10,102,265)	904%
Less: net loss attributable to non-controlling interest	(147,835)	(1)%	(35,640)	-	(112,196)	315%
NET LOSS ATTRIBUTABLE TO THE OWNERS’ COMPANY	(11,072,016)	(101)%	(1,081,946)	(9)%	(9,990,069)	923%
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	(1,677,880)	(15)%	402,273	3%	(2,080,153)	(517)%
COMPREHENSIVE LOSS	$(12,897,731)	(117)%	$(715,313)	(6)%	$(12,182,418)	1,703%

Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that we offer to our customers, such as discounts that are offsets to gross sales and certain other adjustments. Our net revenue consists of product revenue and service revenue. Product revenue was derived mainly from sales of our products to customers in China via our Website and the technical services, including SMS agency service and information technology to serve designated medical insurance institutions.

Net revenue decreased by 10% from US$12.2 million in 2021 to US$11.0 million in 2022, which was mainly due to the decrease of both online retail sales and offline as impacted by the COVID-19 pandemic. But the service revenue increased by 100% compare to 2022, which was due to that the revenue generated by Mahao a new subsidiary acquired by us in June 2022.

The following table sets forth the breakdown of our net revenue for the years ended December 31, 2022 and 2021.

For the year ended December 31, 2022

	Net	% of Total	Sales	Average
Product category	revenue	revenue	quantities	selling price

Grains, oil, and spices	$473,481	4.3%	42,424	$11.16
Beverages, alcohol and tea	$300,799	2.6%	11,257	$26.72
Meat, poultry and eggs	$269,880	2.6%	24,996	$10.80
Other food	$726,158	6.6%	50,097	$14.50
Fresh fruits and vegetables	$311,594	2.8%	20,937	$14.88
Groceries	$43,980	0.4%	4,313	$9.53
Dried seafood	$18,326	0.2%	658	$27.85
Technical service	$8,834,353	80.5%	n/a	n/a
Total	$10,978,571	100%	154,682

For the year ended December 31, 2021

	Net	% of Total	Sales	Average
Product category	revenue	revenue	quantities	selling price

Grains, oil, and spices	$3,103,217	25.3%	293,723	$10.57
Beverages, alcohol and tea	$1,808,015	14.7%	41,664	$43.40
Meat, poultry and eggs	$5,355,829	43.7%	1,027,304	$5.21
Other food	$1,070,054	8.7%	79,946	$13.38
Fresh fruits and vegetables	$597,828	4.9%	488,173	$1.22
Groceries	$169,501	1.4%	10,217	$16.59
Dried seafood	$41,088	0.3%	5,172	$7.94
Restaurant Services	$112,919	1.0%	n/a	n/a
Total	$12,258,451	100%	1,946,199

We have seven major product categories in online sales: (1) grains, oil, and spices (2) fresh fruits and vegetables (3) meat, poultry and eggs, (4) dried seafood, (5) beverages, alcohol and tea, (6) other food, (7) groceries. Revenue is primarily generated from technical service, which account for 80.5% of the total product revenue for the year ended December 31, 2022 and primarily generated from meat, poultry and eggs, which account for 43.7% of the total revenue for the year ended December 31, 2021. Grains, oil, and spices had average selling prices of $11.16 and $10.57 for the years ended December 31, 2022 and 2021, respectively. Beverages, alcohol and tea had average selling prices of $26.72 and $43.40 for the years ended December 31, 2022 and 2021, and accounted for 2.6% and 14.7% of the total product revenue for the years ended December 31, 2022 and 2021, respectively.

Our technical service is mainly generated from SMS service provided by Mahao.

Cost of Revenue and Gross Profit

Cost of revenue was increased and gross profit have decreased in 2022. Cost of revenue, including tax surcharges, was $9.8 million for the year ended December 31, 2022, an increase of $0.4 million, or 4% from $9.4 million for the year ended December 31, 2021. Gross profit was $1.2 million for the year ended December 31, 2022, a decrease of $1.6 million from $2.8 million for the year ended December 31, 2021.

The following tables set forth the calculation of gross profit and gross margin for sales of major product categories for the years ended December 31, 2022 and 2021.

For the year ended December 31, 2022

	Net	Cost of	Tax	Gross	Gross
Product category	revenue	revenue	surcharges	profit	margin
Grains, oil, and spices	$473,481	392,585	326	80,571	17.0%
Beverages, alcohol and tea	$300,799	181,414	207	119,179	39.6%
Meat, poultry and eggs	$269,880	244,843	186	24,851	9.2%
Other food	$729,158	752,489	500	(26,831)	(3.7)%
Fresh fruits and vegetables	$311,594	282,872	214	28,506	9.2%
Groceries	$43,980	37,393	30	6,557	14.9%
Dried seafood	$18,326	11,965	13	6,348	34.6%
Technical service	$8,834,353	7,892,769	6,077	935,506	10.6%
Total	$10,978,571	9,796,330	7,553	1,174,687	10.7%

Dried seafood had the highest gross margin of 34.6% among the eight product categories whereas other food had the lowest gross margin of negative 3.7% among products sold for the year ended December 31, 2022. In 2022, we acquired Mahao and Yundian, and of the service revenue increased due to the short messages service and technical service provided by these two new subsidiaries. The gross margin of technical service was 10.6% for the year ended December 31, 2022.

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

The 12.5% overall decrease in gross margin from 23.2% for the year ended December 31, 2021 to 10.7% for the year ended December 31, 2022 was mainly due to the impact of COVID-19 that some food products supplied shortage and we took off many food products sold on our Website. Besides, we stopped the our restaurant services. The gross margin for other food decreased by 39.5%, gross margin for fresh fruits and vegetables decreased by 27%, gross margin for groceries decreased by 22.4%, gross margin for beverages, alcohol and tea decreased by 14%.

Sales and Marketing Expenses

Sales and marketing expenses were $1.1 million for the year ended December 31, 2022, a decrease of $0.4 million, from $1.5 million for the year ended December 31, 2021. The decrease was attributable mainly to decreased advertising expenses, lower sales commissions due to the change of the sales commissions which the Company cancelled all sales commissions of the local service centers and members from the fourth quarter of 2021.

General and Administrative Expenses

General and administrative expenses were $2.8 million for the year ended December 31, 2022, an increase of $0.8 million from $2.0 million for the year ended December 31, 2021. The increase was mainly attributable to increased salary and employee benefit expenses, and we acquired Yundian, Mahao and Yuanxing in 2022.

Research and Development Expenses

Research and development expenses increased by $0.6 million for the year ended December 31, 2022 from $0.5 million for the year ended December 31, 2021. The increase in research and development expenses was due to the software development of Yundian.

Assets impairment loss

Assets impairment loss increased by $6.6 million for the year ended December 31, 2022 from $0.1 million for the year ended December 31, 2021. The increase in assets impairment loss is due to the goodwill of Yundian.

Gain on disposal of subsidiaries

Gain on disposal of subsidiaries decreased by $12,047 for the year ended December 31, 2022 from $26,049 for the year ended December 31, 2021. The decrease in gain on disposal of subsidiaries is due to Meiwu Shenzhen selling the 51% equity interests of Baode Supply Chain (Shenzhen) Co., Ltd. on December 28, 2021. Beisides, we stopped the business of Wunong Liaoning on December 26, 2022.

Other Income

Other income consists primarily of non-operating income and interest income or expenses. Other expense was $546,655 for the year ended December 31, 2022, and other income was $102,582 for the year ended December 31, 2021. The increase in other expense due to the accrued interest expense of convertible notes.

Provision for income taxes

Our provision for income taxes was $0.2 million and $nil for the years ended December 31, 2022 and 2021, respectively. The increase was due to the net income generated by Mahao and Yuanxing.

Other comprehensive income

Foreign currency translation adjustments amounted to $1,696,000 and negative $402,275 for the year ended December 31, 2022 and 2021, respectively. The balance sheet amounts, with the exception of equity, on December 31, 2022 were translated at 1.00 RMB to $0.1450 as compared to 1.00 RMB to $0.1568 on December 31, 2021. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the year ended December 31, 2022 and 2021 were 1.00 RMB to $0.1486 and 1.00 RMB to $0.1550, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

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

Net revenue decreased by $9.8 million, or 45%, from $22.1 million for the year ended December 31, 2020 to $12.3 million for the year ended December 31, 2021. The decrease was attributable to the decrease in product revenue on our Website. The revenue decrease was primarily due to the impact of COVID-19 and the limited of the transportations caused the insufficient supply of the food products.

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

Cost of Revenue and Gross Profit

Cost of revenue and gross profit have both significantly decreased in 2021. Cost of revenue, including tax surcharges, was $9.4 million for the year ended December 31, 2021, a decrease of $8.6 million, or 48% from $18.0 million for the year ended December 31, 2020. Gross profit was $2.8 million for the year ended December 31, 2021, a decrease of $1.3 million from $4.1 million for the year ended December 31, 2020.

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

The 4.4% overall increase in gross margin from 18.8% for the year ended December 31, 2020 to 23.2% for the year ended December 31, 2021 is mainly due to the supply shortage of some food products due to COVID-19 and we took off many food products sold on our Website. As the decrease of sales quantities, we reduced the discount incentives in order to maintain normal operation profit and then the overall gross margin would increase. The gross margin for beverages, alcohol and tea increased by 16.5%, gross margin for fresh fruits and vegetables increased by 28.2%, gross margin for dried seafood increased by 8.5%, gross margin for other food increased by 15.9%.

Sales and Marketing Expenses

Sales and marketing expenses were $1.5 million for the year ended December 31, 2021, a decrease of $2.5 million, from $4.0 million for the year ended December 31, 2020. The decrease was attributable mainly to decreased advertising expenses, lower sales commissions due to the change of the sales commissions which the Company cancelled all sales commissions of the local service centers and members in the fourth quarter of 2021.

General and Administrative Expenses

General and administrative expenses were $2.0 million for the year ended December 31, 2021, an increase of $0.1 million from $1.9 million for the year ended December 31, 2020. The increase was mainly attributable to increased salary and employee benefit expenses.

Research and Development Expenses

Research and development expenses decreased by $0.1 million for the year ended December 31, 2021 from $0.5 million for the year ended December 31, 2020. The decrease in research and development expenses is due to part of software amortized completely in 2021.

Assets impairment loss

Assets impairment loss increased by $0.1 million for the year ended December 31, 2021 from nil for the year ended December 31, 2020. The increase in assets impairment loss is due to the nonrecoverable of advance to suppliers in 2021.

Gain on disposal of subsidiaries

Gain on disposal of subsidiaries increased by $26,049 for the year ended December 31, 2021 from nil for the year ended December 31, 2020. The increase in gain on disposal of subsidiaries is due to Meiwu Shenzhen sold the 51% equity interests of Baode Supply Chain (Shenzhen) Co., Ltd on December 28, 2021.

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

Other comprehensive income

Foreign currency translation adjustments amounted to $402,275 and negative $205,785 for the year ended December 31, 2021 and 2020, respectively. The balance sheet amounts, with the exception of equity, on December 31, 2021 were translated at 1.00 RMB to $0.1568 as compared to 1.00 RMB to $0.1533 on December 31, 2020. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the year ended December 31, 2021 and 2020 were 1.00 RMB to $0.1550 and 1.00 RMB to $0.1448, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

B. Liquidity and Capital Resources

We had cash of $23,716,768 and $26,634,332 as of December 31, 2022 and 2021, respectively. Net loss was $11.2 million and $1.1 million for years ended December 31, 2022 and 2021. Excluding the loan receivable, the Company had working capital of $21.5 million and $24.2 million as of December 31, 2022 and 2021, respectively. We have funded working capital and other capital requirements primarily by equity contributions from shareholders. Cash is required to pay purchase costs for inventory, salaries, selling expenses, rental expenses, income taxes, and other operating expenses.

In assessing our liquidity, management monitors and analyses our cash on hand, ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments. On April 28, 2022, we entered into certain Securities Purchase Agreement (the “SPA”) with five “accredited investors”, pursuant to which we agreed to sell to each of such purchasers an unsecured convertible note with an original principal amount of $1,100,000 (the “Note”) and accompanying warrants (the “Warrants”) to purchase 1,600,000 ordinary shares of the Company (the “Offering”). We had received $5,000,000.00 in gross proceeds for the Notes and its accompanying Warrants. In addition, our major shareholders have been providing and will continue to provide their personal funds, if necessary, to support us on an as-needed basis. In 2022, major shareholders have contributed approximately $868,029 to us. In order to fully implement the business plan and sustain continued growth, we may also need to obtain additional financing support from local banks or raise capital from outside investors. We received the short-term loan of approximately $217,045 from China Construction Bank and $43,496 from Jiangsu Bank.

Cash flows for the years ended December 31, 2022 ,2021 and 2020

The following table sets forth cash flow data for the year ended December 31, 2021, 2020 and 2019:

	Years Ended
	December 31,
	2022	2021	2020
Net cash provided by (used in) operating activities	$(11,766,895)	$(8,691,506)	$4,851,774
Net cash provided by (used in) investing activities	7,601,634	26,418,803	(26,455,285)
Net cash provided by financing activities	2,877,500	1,113,279	27,672,026
Effect of changes of foreign exchange rate on cash	(1,629,803)	765,792	413,155
Net increase in cash and cash equivalents	$(2,917,564)	$19,606,368	$6,481,670

Operating Activities

Net cash used in operating activities was approximately $11.8 million for the year ended December 31, 2022. Net cash used in operating activities in fiscal year 2022 mainly consisted of net loss of $11.2 million, adjustments of $0.6 million non-cash items, an increase of $4.1 million in account receivable, a decrease of $3.3 million in account payable and an increase of $1.2 million in advances to suppliers.

Net cash used in operating activities was approximately $8.7 million for the year ended December 31, 2021. Net cash provided by operating activities in fiscal year 2021 mainly consisted of net loss of $1.1 million, adjustments of $0.5 million non-cash items, a decrease of $1.1 million in inventory, a decrease of approximately $4.1 million in accounts payable, a decrease of $4.3 million in advance from customers and a decrease of $0.8 million in accrued expense and other liabilities.

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

Investing Activities

Net cash provided by investing activities was approximately $7.6 million for the year ended December 31, 2022, which was mainly proceeds from issuance of shares of common stock for the equity acquisition of $7.6 million.

Net cash provided by investing activities was approximately $26.4 million for the year ended December 31, 2021, which was mainly proceeds from loan receivable of $26.5 million.

Net cash used in investing activities was approximately $26.5 million for the year ended December 31, 2020, which was mainly investment in loan receivable of $26.5 million.

Financing Activities

 Net cash provided by financing activities was approximately $2.9 million for the year ended December 31, 2022, which consisted of proceeds from convertible promissory notes of $5.5 million and repayment of related parties loans of $2.9 million.

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

Capital Expenditures

We had capital expenditures of $25,916, $81,197 and $27,705 for the years ended December 31, 2022, 2021 and 2020, respectively.

Contractual Obligations.

The Company leases two offices under operating leases. The following table summarizes our contractual obligations, which are comprised entirely of operating lease obligations as of December 31, 2022, and the effect these obligations expected to have on our liquidity and cash flows in future periods:

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	251,630	107,466	144,164	-	-
Total	251,630	107,466	144,164	-	-

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

Guo Gang Tong is deemed to have a controlling financial interest in and be the primary beneficiary of Meiwu Shenzhen because it has both of the following characteristics:

(1)	The power to direct activities at Meiwu Shenzhen that most significantly impact such entity’s economic performance, and
(2)	The right to receive benefits from Meiwu Shenzhen that could potentially be significant to such entity.

Pursuant to the contractual arrangements with Meiwu Shenzhen, Meiwu Shenzhen pays service fees equal to all of its net profit after tax payments to Guo Gang Tong. Such contractual arrangements are designed so that Meiwu Shenzhen operates for the benefit of Guo Gang Tong and ultimately, the Company.

Accordingly, the accounts of the Meiwu Shenzhen are consolidated in our financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in our financial statements.

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

Income taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC For the year ended December 31, 2022 and 2021. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 “Accounting for Uncertainty in Income Taxes,” prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2022 and 2021. All tax returns since the Company’s inception are subject to examination by tax authorities.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

Set forth below is information concerning our directors and executive officers as of the date of this annual report:

Name	Age	Position(s)
Xinliang Zhang	42	Chief Executive Officer and Director
Zihao Liu	29	Chief Financial Officer
Changbin Xia	50	Chairman
Lam Kit Lam	49	Independent Director
Jinfeng He	57	Independent Director
Xiaoying Mu	45	Independent Director

The business address of each of the officers and directors is 1602, Building C, Shenye Century Industrial Center, No. 743, Zhoushi Road, Hangcheng Street, Bao’an District, Shenzhen, People’s Republic of China.

The following is a brief biography of each of our executive officers and directors:

Xinliang Zhang - Chief Executive Officer and Director

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

Zihao Liu - Chief Financial Officer

Mr. Zihao Liu, age 29, has experience in financial management and capital management. Mr. Liu is familiar with the IPO process in the United States, mainland China and Hong Kong markets, as well as the financial reporting obligations of the public companies. From October 2019 to December 2022, Mr. Liu served as the Chief Financial Officer of Zhongcai International Fund Management (Shenzhen) Co., Ltd. From September 2017 to September 2019, Mr. Liu served as the Treasurer of Zhongcai International Fund Management (Shenzhen) Co., Ltd. Mr. Liu obtained his Bachelor’s degree of finance management from Beijing Institute of Technology in 2017.

Changbin Xia – Chairman

Mr. Changbin Xia, age 49, has extensive experience in company management, marketing and financing. From October 1989 through November 1992, he was a Guard Team Sergeant with the Sichuan PAP (Chinese People’s Armed Police Force) Corps. From 1993 to 2010, he worked as sales and manager at several industrial supply and trading companies. From 2011 to 2016, Mr. Xia joined Guangxi Nanning Zhu Hu Real Estate Co., Ltd as its General Manager. From 2017 till present, Mr. Xia has been the General Manager of Hunan Shangnong Network Technology Co., Ltd. Mr. Xia joined Meiwu Shenzhen in 2017, and served as its Chief Executive Officer from March 2017 until April 2019. Mr. Xia serves as a chairman of board of the directors on December 14, 2021.

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended December 31, 2022 earned by or paid to our chief executive officer and chief financial officer (the “named executive officers” identified in Item 6.A. above).

Name and Position	Year	Salary ($)	Bonus ($)	Stock / Share Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Xinliang Zhang(1)	2022	300,000	0	0	0	0	0	0	300,000
Chief Executive Officer

Junjun Li (2)	2022	1,000	0	0	0	0	0	0	1,000
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

(2) On December 16, 2021, Meiwu entered into an employment agreement with our Chief Financial Officer, Ms. Junjun Li, pursuant to which he receives an annual base salary of $1,000 plus other remuneration, including, but not limited to, post allowance, performance-related pay, subsidies for work meals, transportation, housing, and confidentiality obligations. Ms. Li’s employment is for an initial term of one year and may be renewed by the parties within thirty (30) days prior to the expiration of the employment agreement. On November 23, 2022, Ms. Li tendered her resignation with immediate effect. Ms. Li’s decision to resign was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

(2) On November 23, 2022, Meiwu entered into an employment agreement with our Chief Financial Officer, Ms. Qian Zhang, pursuant to which she receives an annual base salary of $1,000 plus other remuneration, including, but not limited to, post allowance, performance-related pay, subsidies for work meals, transportation, housing, and confidentiality obligations. Ms. Qian’s employment is for an initial term of one year and may be renewed by the parties within thirty (30) days prior to the expiration of the employment agreement.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	2	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

Compensation of Directors

Director Compensation — Non-Employee Directors

We have agreed to pay our independent directors an annual cash retainer of $15,000, subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. For the year ended December 31, 2022, we paid our non-employee directors, Messrs Alex P. Hamilton and Jiangping (Gary) Xiao $3,750 each as they joined the board of directors on December 14, 2020.

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

Our Company is authorized to issue an unlimited number of Ordinary Shares with no par value. The number and percentage of Ordinary Shares beneficially owned are based on 100,670,199 Ordinary Shares issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. None of our shareholders as of the date of this annual report is a record holder in the United States. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 1602, Building C, Shenye Century Industrial Center, No. 743, Zhoushi Road, Hangcheng Street, Bao’an District, Shenzhen, People’s Republic of China. As of the date of this annual report, we have 20 shareholders of record.

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and Executive Officers
Xinliang Zhang	-	-
Zihao Liu	-	-
Changbin Xia	0.00024	*
Lam Kit Lam	-	-
Jinfeng He	-	-
Xiaoying Mu	-	-
Directors and Executive Officers as a Group (6 Persons)	0.00024	*

5% Beneficial Owners
Union International Company Limited(2)	5,100,051	5.07%

* Less than 1.00%

Unless otherwise indicated, the business address of each of the individuals is 1602, Building C, Shenye Century Industrial Center No. 743 Zhoushi Road, Hangcheng Street, Bao’an District, Shenzhen, People’s Republic of China.

(1)	Union International Company Limited, a BVI company that is 100% owned by 13 PRC citizens and natural persons. The 13 individuals comprise Haiyan Qin (26.47%), Hui Wang (14.71%), Changbin Xia (11.76%), Dongling Li (8.82%), Tao Qiao (8.82%), Weixia Liu (7.35%), Naikang Meng (7.35%), Jie Bai (7.35%), Mei Gao (1.47%), Dong Liu (1.18%), Yanling Qi (1.18%), Chunhua Shi (1.18%) and Fuxiong Ma (1.18%) and each is deemed to beneficially own and has sole voting and dispositive powers over the 5,100,051.000510 Ordinary Shares in accordance with their respective percentage interests in the partnership. The 14 individuals also comprise a PRC limited partnership, Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership).

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7. Major Shareholders and Related Party Transaction

A. Major Shareholders.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related party transactions.

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below are certain transactions for the year ended December 31, 2022, to which we have been a participant and in which the amount involved in the transaction is material to us and the other party/parties is/are : (a) an enterprise/enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over us, and close members of any such individuals’ family; (d) key management personnel, that is, persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management and close members of such individuals’ families; and (e)enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

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

Due to related parties

As of December 31, 2022, we had amounts due to Eternal Horizon International Company Limited, one of our shareholders before December 15, 2020, of $4,999,550. In the IPO, the underwriter purchased 999,910 Ordinary Shares from Eternal Horizon International Company Limited for $4,999,550. The gross proceeds were wired into our account and was invested in a loan receivable together with net proceeds from IPO.

As of December 31, 2022, we borrowed loans as working capital from our chairman of board Changbin Xia and Peijiang Chen as well as the director of Meiwu Shenzhen. The balance due to related parties was $1,415,492 and $27,448, which is interest-free and due on demand.

During the year ended December 31, 2022, 2021 and 2020, we purchased $29,190, $42,692 and $33,529 worth of food products from related parties. As of December 31, 2022 and 2021, the accounts payable to these related parties are $14,647 and $52,025, respectively. For the years ended December 31, 2022, 2021 and 2020, sales to related parties are $56,625, $151,477and $118,966, respectively.

The Company’s shareholder, ShenMi DaZhong, and ShenMi Da Zhong’s limited partners have received sales commissions of $36,763, $27,932 and $281,181 during the years ended December 31, 2022, 2021 and 2020.

C. Interests of experts and counsel.

No disclosure is required in response to this Item.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

A labor dispute occured between the Company and Xiaogang Qin, who was a former employee of the Company. On February 25, 2022, Xiaogang Qin applied the labor dispute to the Shenzhen Bao’an District Labor and Personnel Dispute Arbitration Commission. According to the Civil Judgement issued by the Shenzhen Bao’an District Labor and Personnel Dispute Arbitration Commission on March 22, 2022, the Company was ordered to pay the mediation fee of RMB 273,340 (approximately, $39,631). As of the date of this annual report, the case was closed.

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

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Vande may be considered a non-resident enterprise for tax purposes, so that any dividends Meiwu Shenzhen pays to Vande may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of the PRC enterprise. However, pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (b) the Hong Kong enterprise must have directly owned no less than 25% equity interests in the PRC resident enterprise during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Vande. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Vande intends to apply for the tax resident certificate when Meiwu Shenzhen plans to declare and pay dividends to Vande.

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

Item 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and articles of association.

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association, description of securities, and the description of differences in corporate laws as set forth in Exhibit 2.1, filed herewith.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.”

E. Taxation

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

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Wunong Technology Company Limited does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of the Company and its subsidiaries organized outside the PRC.

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

Our Company pays an EIT rate of 25% for Meiwu Shenzhen. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Meiwu Shenzhen a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

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

We must make a separate determination each year as to whether we are a PFIC. Based on our current and anticipated operations and the composition of our assets, we do not expect to be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. We will make this determination following the end of any particular tax year.

Although the law in this regard is unclear, we are treating Meiwu Shenzhen as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Meiwu Shenzhen, and as a result, we are treating Meiwu Shenzhen as our wholly-owned subsidiary for U.S. federal income tax purposes. The U.S. Internal Revenue Code provides that the income and assets of an affiliated company are taken into account (on a proportionate basis) in determining the PFIC status of a foreign corporation if the affiliate is more than 25% “owned” by the foreign corporation. The U.S. Internal Revenue Service has not to our knowledge take a position on whether a VIE such as Meiwu Shenzhen should be treated as “owned” by us for this purpose. In regulations promulgated under provisions requiring certain U.S. persons to report their ownership of foreign entities, the IRS acknowledged that a VIE may under accepted accounting practices be consolidated with another entity for financial accounting purpose, but it declined to extend reporting obligations to U.S. taxpayers with respect to such entities. The Internal Revenue Service also did not address VIE’s when, in July of 2019, it proposed regulations concerning the treatment of income and assets of a look-through subsidiary for purposes of determining whether a foreign corporation is a PFIC. Accordingly, the law on this question remains unresolved. If it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes, we may be treated as a PFIC.

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

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Mr. Xinliang Zhang, Chief Executive Officer, 1602 Building C, Shenye Century Industrial Center, No. 743 Zhoushi Road, Hangcheng Street, Bao’an District,Shenzhen, People’s Republic of China, Telephone: +86-755-85250400

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

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities.

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares.

Not applicable.

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

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2022, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2022, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the “COSO criteria”). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2022, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US GAAP.

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

On November 2, 2022, the audit committee of the board of directors of the Company appointed Enrome LLP as its independent registered public accounting firm, effective on the same day. Enrome LLP replaced Audit Alliance, the former independent registered public accounting firm of the Company, which the Company dismissed on November 2, 2022.

During our fiscal years ended December 31, 2021 and December 31, 2020 and through the date of dismissal, we have had no disagreements with Audit Alliance, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such period.

During our fiscal years ended December 31, 2021 and December 31, 2020 and through the date of dismissal, there have been no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the Securities and Exchange Commission.

The following table shows the fees that we paid and accrued for audit and other services provided by Enrome LLP and Audit Alliance LLP our independent registered public accounting firm for fiscal years 2022 and 2021, respectively.

	Fiscal 2022	Fiscal 2021

Audit Fees	$190,000	$240,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$190,000	$240,000

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

Item 16F. Change in Registrant’s Certifying Accountant.

On November 2, 2022, the audit committee of the board of directors of the Company appointed Enrome LLP as its independent registered public accounting firm, effective on the same day. Enrome LLP replaced Audit Alliance, the former independent registered public accounting firm of the Company, which the Company dismissed on November 2, 2022.

The audit report of Audit Alliance on the consolidated financial statements of the Company as of December 31, 2021 and 2020 and for the fiscal years ended December 31, 2021 and 2020 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty or scope of accounting principles. Furthermore, during the Company’s two most recent fiscal years and through November 2, 2022, there have been no disagreements with Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Audit Alliance’s satisfaction, would have caused Audit Alliance to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

For the fiscal years ended December 31, 2021 and 2020 and through November 2, 2022, there were no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

During the fiscal years ended December 31, 2020 and 2021, and the subsequent interim period prior to November 2, 2022, neither we nor anyone on behalf of us consulted with Audit Alliance regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Audit Alliance LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (2) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (3) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

Item 18. Financial Statements.

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F:

Exhibit No.	Exhibit Description	Filed Herewith
1.1†	Certificate of Incorporation of Advancement International Limited
1.2†	Memorandum and Articles of Association of Advancement International Limited
1.3†	Certificate of Change of Name from Advancement International Limited to Wunong Net Technology Company Limited
1.4†	Memorandum and Articles of Association of Wunong Net Technology Company Limited
1.5†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of August 19, 2019
1.6†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of October 18, 2019
1.7†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of December 2, 2019
1.8	Certificate of Name Change of Meiwu Technology Company Limited, dated October 6, 2021 (7)
2.1	Description of Securities
4.1†	Specimen Certificate for Ordinary Shares	*
4.2	2022 Equity Incentive Plan (6)
8.1	List of Subsidiaries	*
10.1†	Employment Agreement between the Company and its executive officers
10.2†	English translation of Wunong Mall User Agreement entered into by and between Wunong Technology (Shenzhen) Co., Ltd and Users of Wunong Mall dated December 27, 2018
10.3†	English translation of Form of WNW108.comSelf-Operated E-commerce Cooperation Agreement (2019 version)
10.4†	English translation of Form of Cooperation Agreement on Operating Service Center (2019 version)
10.5†	English translation of Pre-Ordering Cooperation Agreement between Wunong Technology (Shenzhen) Co., Ltd. and Jilin Original Ecological Agriculture Technology Development Co., Ltd
10.6†	Exclusive Purchase Rights Agreement among Guo Gangtong Trade (Shenzhen) Co., Ltd, Peijiang Chen, Changbin Xia, Hanwu Yang, Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership), and Wunong Technology (Shenzhen) Co., Ltd dated March 2, 2019
10.7†	Exclusive Technology Consulting Services Agreement entered into by and between Guo Gangtong Trade (Shenzhen) Co., Ltd and Wunong Technology (Shenzhen) Co., Ltd dated March 2, 2019
10.8†	Proxy Agreement among Peijiang Chen, Changbin Xia, Hanwu Yang, Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership), Guo Gangtong Trade (Shenzhen) Co., Ltd, and Wunong Technology (Shenzhen) Co., Ltd
10.9†	Equity Pledge Agreement among Guo Gangtong (Shenzhen) Co., Ltd, Peijiang Chen, Changbin Xia, Hanwu Yang, and Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership) dated March 2, 2019
10.10	English translation of Tenancy Surrender Agreement entered into by and between Shenzhen Zhichuang Matrix Technology Co., Ltd. And Wunong Technology (Shenzhen) Co., Ltd. dated December 21, 2021 (Office) (7)
10.11†	English translation of Rental Contract entered into by and between Shenzhen Xinhao Precision Technology Co., Ltd and Shenzhen Zhichuang Juzhen Technology Ltd.
10.12†	English translation of Rental Contract entered into by and between Shenzhen Hourui Joint-Stock Cooperation Company and Shenzhen Xinhao Precision Technology Co., Ltd. dated March 3, 2017
10.13†	English translation of Certificate of Ownership
10.14†	English translation of Renewal Shop Rental Contract entered into by and between Shenzhen Zhichuang Juzhen Technology Ltd. and Wunong Catering Chain Management (Shenzhen) Co., Ltd. dated October 15, 2019

10.15	English Translation of Shenzhen Housing Rental Contract (Non-Residential) entered into by and between Shenzhen Bao’an Industrial Investment Group Co., Ltd and Wunong Technology (Shenzhen) Co., Ltd. (7)
10.16	English Translation of Housing Lease Contract entered into by and between Heping Liu and Yanling Qi dated January 20, 2021 (7)
10.17	English Translation of Meeting Room Rental Contract entered into by and between Heping Liu and Wunong Technology (Shaanxi) Co., Ltd dated January 20, 2021 (7)
10.18††	Equity Transfer Agreement dated January 8, 2021, by and between Meiwu Shenzhen and Wunong Liaoning.
10.19	Employment Agreement dated July 16, 2021 by and between the Company and Mr. Xinliang Zhang(1)
10.20	Offer Letter issued to Changbin Xia, dated December 14, 2021(2)
10.21	Employment Agreement by and between Zihao Liu and the Company, dated March 9, 2023(8)
10.22	Share Purchase Agreement by and among the Company, Magnum International Holdings Limited and all the shareholders of Magnum International Holdings Limited(4)
10.23	Offer Letter issued to Jinfeng He dated April 7, 2022(5)
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	**
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	**
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	**
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	**
15.1	Consent Letter of Audit Alliance LLP	*
15.2	Consent Letter of Enrome LLP	*
99.1	Consent Letter of Beijing Dentons Law Offices, LLP (Fuzhou)	*
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

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

(7) Incorporated by reference to our Annual Report on Form 20-F filed on May 12, 2022.

(8) Incorporated by reference to our Current Report on Form 6-K filed on March 10, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xinliang Zhang

	By:	/s/ Xinliang Zhang
	Name:	Xinliang Zhang
	Title:	Chief Executive Officer

Date: May 12, 2023

MEIWU TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of

Meiwu Technology Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Meiwu Technology Company Limited and the subsidiaries (collectively, the “Company”) as of December 31, 2022, and the related consolidated statements of operations and comprehensive loss, stockholder’s equity, and cash flows for the year ended December 31, 2022, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

/s/ Enrome LLP

We have served as the Company’s auditor since 2022.

Singapore

May 12, 2023

AUDIT ALLIANCE LLP® A Top 18 Audit Firm 10 Anson Road, #20-16 International Plaza, Singapore 079903.

UEN: T12LL1223B GST Reg No : M90367663E

Tel: (65) 6227 5428

10 Anson Road #20-16 International Plaza Singapore 079903

Website: www.allianceaudit.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of

Meiwu Technology Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Meiwu Technology Company Limited and the subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of profit and loss and other comprehensive income (loss), stockholder’s equity, and cash flows for the year ended December 31, 2021 and 2020, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Singapore

May 9, 2022

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,
	Note	2022	2021
ASSETS
Current Assets:
Cash and cash equivalents		$23,716,768	$26,634,332
Accounts receivable	4	4,043,473	433,002
Advances to suppliers, net		1,382,172	231,230
Inventories, net		344,823	432,955
Other current assets	5	386,954	259,170
Total Current Assets		29,874,190	27,990,689
Non-Current Assets:
Property and equipment, net	6	183,386	279,518
Right-of-use lease assets,	10	227,603	19,833
Deferred Offering Costs		9,893	-
Goodwill	7	7,558,289	-
Total Non-Current Assets		7,979,171	299,351
TOTAL ASSETS		37,853,361	28,290,040

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term loan	8	332,309	47,054
Accounts payable	9	4,990,647	1,659,501
Contract liabilities		747,093	1,153,717
Lease liabilities	10	107,467	19,068
Tax Payable		204,232	-
Accrued expenses and other current liabilities		1,964,469	928,072
Total Current Liabilities		8,346,217	3,807,412
Non-Current Liabilities:
Due to related parties	12	3,679,717	6,442,729
Long-term loan	8	218,722	414,072
Convertible notes	13	5,550,607	-
Lease liabilities	10	144,163	-
Total Non-Current Liabilities		9,593,209	6,856,801
TOTAL LIABILITIES		17,939,426	10,664,213

Commitment and Contingencies

STOCKHOLDERS’ EQUITY	11
Ordinary shares, no par value, unlimited shares authorized; 60,945,313 and 32,968,755 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively		-	-
Additional paid-in capital		38,571,534	23,385,695
Accumulated deficit		(17,081,329)	(6,009,313)
Accumulated other comprehensive income (loss)		(1,424,144)	253,736
Equity attributable to owners of the Company		20,066,061	17,630,118
Non-controlling interests		(152,126)	(4,291)
TOTAL STOCKHOLDERS’ EQUITY		19,913,935	17,625,827

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$37,853,361	$28,290,040

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

		For the years ended
		December 31,
	Note	2022	2021	2020

REVENUE		$10,978,571	$12,258,451	$22,125,320
COST OF REVENUE		9,803,883	9,418,606	17,967,593
GROSS PROFIT		1,174,688	2,839,845	4,157,727

OPERATING EXPENSES
Sales and Marketing Expenses		1,081,567	1,473,719	3,994,966
General and Administrative Expenses		2,802,132	2,015,215	1,872,107
Research and Development Expenses		1,030,359	452,608	527,974
Total operating expenses		4,914,058	3,941,542	6,395,047
LOSS FROM OPERATIONS		(3,739,370)	(1,101,697)	(2,237,320)

Assets impairment loss		(6,736,684)	(144,520)	-
Gain on disposal of subsidiary		14,002	26,049	-
Other (loss) income, net		(546,655)	102,582	19,258
LOSS BEFORE INCOME TAX		(11,008,707)	(1,117,586)	(2,218,062)
Provision for Income Taxes	14	211,144	-	-
NET LOSS		(11,219,851)	(1,117,586)	(2,218,062)
Less: net loss attributable to non-controlling interest		(147,835)	(35,640)	-
NET LOSS ATTRIBUTABLE TO THE OWNERS’ COMPANY		(11,072,016)	(1,081,946)	(2,218,062)

OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment		(1,677,880)	402,273	(205,785)
TOTAL COMPREHENSIVE LOSS		$(12,897,731)	$(715,313)	$(2,423,847)

LOSS PER SHARE – BASIC AND DILUTED		$(0.29)	$(0.03)	$(0.12)
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC AND DILUTED		44,445,636	25,851,456	20,191,781

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

					Accumulated
	Ordinary Shares		Additional		Other	Non-
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income/(Loss)	controlling interests	Total
Balance as of December 31, 2019	20,000,000	-	$1,003,447	$(2,709,305)	$57,248	$-	$(1,648,610)
Ordinary Shares issued	5,000,000	-	20,810,388	-	-	-	20,810,388
Capital Contributions	-	-	163,847	-	-	-	163,847
Net Loss	-	-	-	(2,218,062)	-	-	(2,218,062)
Foreign Currency Translation Adjustments	-	-	-	-	(205,785)	-	(205,785)
Balance as of December 31, 2020	25,000,000	$-	$21,977,682	$(4,927,367)	$(148,537)	$-	$16,901,778
Ordinary Shares issued for the acquisitions	7,968,755	-	-	-	-	-	-
Capital Contributions	-	-	1,408,013	-	-	-	1,408,013
Disposal of subsidiaries	-	-	-	-	-	31,349	31,349
Net Loss	-	-	-	(1,081,946)	-	(35,640)	(1,117,586)
Foreign Currency Translation Adjustments	-	-	-	-	402,273	-	402,273
Balance as of December 31, 2021	32,968,755	$-	$23,385,695	$(6,009,313)	$253,736	$(4,291)	$17,625,827
Ordinary Shares issued for the acquisitions	27,976,558	-	15,132,000	-	-	-	15,132,000
Capital Contributions	-	-	53,839	-	-	-	53,839
Net Loss	-	-	-	(11,072,016)	-	(147,835)	(11,219,851)
Foreign Currency Translation Adjustment	-	-	-	-	(1,677,880)	-	(1,677,880)
Balance as of December 31, 2022	60,945,313	-	38,571,534	(17,081,329)	(1,424,144)	(152,126)	19,913,935

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	December 31,
	2022	2021	2020

Cash flows from operating activities:
Net Loss	$(11,219,851)	$(1,117,586)	$(2,218,062)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	87,973	388,319	307,563
Gains on withdrawal of Right-of-use lease assets	-	(53,816)	-
Bad debt expense	491,868	144,520	-
Gain on disposal of subsidiaries	(14,002)	(26,049)	-
Change in operating assets and liabilities:
Account receivable, net	(4,102,339)	17,009	(415,749)
Prepaid expenses	-	-	123,896
Inventories, net	88,132	1,124,567	(1,195,104)
Other current assets	(345,447)	(176,613)	(21,551)
Advances to suppliers, net	(1,150,942)	361,443	(58,015)
Rent deposit	-	44,347	-
Deferred offering costs	-	-	(339,727)
Accounts payable	3,331,146	(4,123,850)	4,198,669
Contract liabilities	(406,624)	(4,251,510)	3,570,025
Tax payable	204,232	33,690	(98,610)
Lease liability	232,562	(256,432)	(227,221)
Accrued expenses and other current liabilities	1,036,397	(799,545)	1,225,660
Net cash (used in) provided by operating activities	(11,766,895)	(8,691,506)	4,851,744

Cash flows from investing activities:
Investment in loan receivable	-	-	(26,500,000)
Proceeds from the investment in loan receivable	-	26,500,000	-
Issuance of shares of common stock for the equity acquisition	7,627,550	-	72,420
Purchase of plant and equipment	(25,916)	(81,197)	(27,705)
Net cash provided by (used in) investing activities	7,601,634	26,418,803	(26,455,285)

Cash flows from financing activities:
(Payment to) Proceeds from related parties loans	(2,763,012)	(750,490)	1,005,461
Proceeds from convertible promissory notes	5,550,607	-	-
IPO proceeds due to related party	-	-	4,999,550
Proceeds from borrowings	285,255	455,756	-
Proceeds from initial public offering	-	-	21,500,450
Repayment of Bank loans	(195,350)	-	-
Capital contributions	-	1,408,013	166,565
Net cash provided by financing activities	2,877,500	1,113,279	27,672,026

Effect of changes of foreign exchange rate on cash	(1,629,803)	765,792	413,155

Net (decrease) increase in cash	(2,917,564)	19,606,368	6,481,670

Cash and cash equivalents at the Beginning of financial year	26,634,332	7,027,964	546,294

Cash and cash equivalents at the end of financial year	$23,716,768	$26,634,332	$7,027,964

SUPPLEMENTARY CASH FLOW INFORMATION:
Right of use assets obtained in exchange for operating lease liabilities	302,631	37,270	-
Deferred offering cost reduces additional paid-in capital	$(9,893)	$-	$652,871

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND

Meiwu Technology Company Limited (“Meiwu” or the “Company”), formerly known as Wunong Net Technology Co., Ltd is a holding company incorporated under the laws of British Virgin Islands on December 4, 2018. Through contractually controlled and managed company, Meiwu Zhishi Technology (Shenzhen) Co., Ltd, formerly known as Wunong Technology (Shenzhen) Co., Ltd (“Meiwu Shenzhen”) and its subsidiaries, the Company operates an electronic online platform designed to provide primarily Clean Food to customers in China.

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

On March 2, 2019, WFOE entered into a series of contractual agreements with Meiwu Shenzhen, a company incorporated in the People’s Republic of China on June 16, 2015 with a registered capital of RMB 5,000,000. These agreements include an Exclusive Technology Consulting Services Agreement, an Equity Interest Pledge Agreement, an Exclusive Purchase Rights Agreement, and a Proxy Agreement, and allow us to:

●	exercise effective control over Meiwu Shenzhen;
●	receive substantially all of the economic benefits of Meiwu Shenzhen; and
●	have an exclusive option to purchase all or part of the equity interests in Meiwu Shenzhen when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Meiwu Shenzhen, and we treat Meiwu Shenzhen as a Variable Interest Entity (“VIE”) in accordance with the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”, because the equity investments in Meiwu Shenzhen no longer have the characteristics of a controlling financial interest, and the Company, through WFOE, is the primary beneficiary of Meiwu Shenzhen. Accordingly, Meiwu Shenzhen has been consolidated.

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

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

On September 29, 2020, Meiwu Shenzhen, together with two individuals, Guoming Huang (“Huang”) and Yafang Liu (“Liu”), established a new Shanghai subsidiary, Wude Agricultural Technology (Shanghai) Co., Ltd (“Wude Shanghai”). Wude’s registered capital is RMB 20 million (approximately, $3.1 million) and its equity interests are divided among Meiwu Shenzhen (51%), Liu (25%) and Huang (24%). Meiwu Shenzhen transferred the 51% ownership interest to Huang and Liu on December 15, 2020 and repurchased the 51% ownership interest on January 28, 2021.

On October 20, 2020, Meiwu Shenzhen entered into an Equity Transfer Agreement to acquire 51% equity interests in a newly-incorporated company, Baode Supply Chain (Shenzhen) Co., Ltd (“Baode”). Baode’s registered capital is RMB 5 million (approximately $781,466) and its equity interest is divided among Meiwu Shenzhen (51%), Shiliang Ma (30%) and Yongqiang He (19%). Meiwu Shenzhen transferred the 100% ownership interest to Yafang Liu on December 15, 2020 and repurchased the ownership interest on January 19, 2021. Baode’s registered capital was increased to RMB 30 million (approximately $4.6 million) on April 29, 2021.

On November 4, 2020, Meiwu Shenzhen incorporated a wholly-owned subsidiary, Wunong Technology (Liaoning) Co., Ltd (“Wunong Liaoning”). Wunong Liaoning’s registered capital is RMB 8.88 million (approximately US$1.4 million). Meiwu Shenzhen transferred the 100% ownership interest to Ze Yu on December 11, 2020 and repurchased the ownership interest on January 27, 2021. Wunong Liaoning was stopped business on December 26, 2022.

On December 10, 2020, Meiwu Shenzhen incorporated a wholly-owned subsidiary, Wunong Technology (Shaanxi) Co., Ltd (“Wunong Shaanxi”). Wunong Shaanxi’s registered capital is RMB 8.8 million (approximately $1.3 million). Meiwu Shenzhen transferred the 100% ownership interest to Haiyan Qin on December 14, 2020 and repurchased the ownership interest on January 26, 2021.

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

On November 23, 2021, the Company entered into a Stock Purchase Agreement (“SPA”) with Boxinrui International Holdings Limited (the “Anxin BVI”) to acquire Beijing Anxin Jieda Logistics Co., Ltd. (“Anxin”). As of March 11, 2022, Anxin BVI failed to deliver the audited financial statements of Anxin for the year ended December 31, 2020 and 2019. The parties entered into a termination agreement, (the “Termination Agreement”) pursuant to terminate the transaction.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

On December 28, 2021, Meiwu Shenzhen sold the 51% equity interests of Baode Supply Chain (Shenzhen) Co., Ltd to Mr. Shiliang Ma, who held 30% ownership of Baode with the amount of RMB 200,000 (approximately $31,405). Upon the consummation of the sale of 51% equity shares in Baode, Meiwu Shenzhen ceased to hold shares in Baode and Baode was no longer a majority controlled subsidiary of Meiwu Shenzhen.

On March 31, 2022, the Company entered into a Stock Purchase Agreement (“SPA”) with Magnum International Holdings Limited (the “Yundian BVI”) to acquire Dalian Yundian Zhiteng Technology Company Limited (“Yundian”). Upon the closing, the Company shall deliver to the Yundian BVI total consideration of US$8.1 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.9 per share, for a total of 9,000,000 Ordinary Shares (“Share Consideration”) provided. The closing of the Yundian SPA occurred on April 19, 2022.

On May 12, 2022, Meiwu Shenzhen, together with Shenzhen Heme Enterprise Consulting Partnership (limited partnership) (“Heme Consulting”), established a new Shenzhen subsidiary, Heme Brand Chain Management (Shenzhen) Co., Ltd. (“Heme Shenzhen”). Heme Shenzhen’s registered capital is RMB 10 million (approximately, $1.5 million) and its equity interests are divided among Meiwu Shenzhen (51%) and Heme Consulting (49%).

On June 23, 2022, the Company entered into a Stock Purchase Agreement (“SPA”) with Mahaotiaodong Information Technology Company Limited (the “Mahao BVI”) to acquire Mahaotiaodong (Xiamen) Technology Company Limited (“Mahao”). Upon the closing, the Company shall deliver to the Mahao BVI total consideration of US$6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.6 per share, for a total of 10,000,000 Ordinary Shares (“Share Consideration”) provided. The closing of the Mahao SPA occurred on June 23, 2022.

On July 22, 2022, Heme Shenzhen established a new Shenzhen subsidiary, Heme Catering Management (Shenzhen) Co., Ltd (“Heme Catering”). Heme Catering’s registered capital is RMB 10 million (approximately, $1.5 million) and its equity interests are wholly-owned by Heme Shenzhen.

On October 31, 2022, the Company changed the name from “Wunong Technology (Shenzhen) Co,. Ltd” to Meiwu Zhishi Technology (Shenzhen) Co,. Ltd.

On December 12, 2022, the Company entered into a Stock Purchase Agreement (“SPA”) with Xinfuxin International Holdings Limited (the “Yuanxing BVI”) to acquire Hunan Yuanxing Chanrong Technology Co., Ltd (“Yuanxing”). Upon the closing, the Company shall deliver to the Yuanxing BVI total consideration of US$9.6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.8 per share, for a total of 12,000,000 Ordinary Shares (“Share Consideration”). The closing of the Yuanxing SPA occurred on December 23, 2022.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

As of December 31, 2022, details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities

Meiwu Technology Company Limited (“Meiwu” or the “Company”, formerly known as Wunong Net Technology Company Limited)	December 4, 2018	British Virgin Islands	Parent	Holding Company

Shenzhen Vande Technology Co., Limited (“Vande”)	April 6, 2017	Hong Kong	100	Holding Company

Magnum International Holdings Limited (“Yundian BVI”)	July 30, 2021	British Virgin Islands	100	Holding Company

Mahaotiaodong Information Technology Company Limited (“Mahao BVI”)	December 29, 2021	British Virgin Islands	100	Holding Company

Xinfuxin International Holdings Limited (“Yuanxing BVI”)	June 27, 2018	British Virgin Islands	100	Holding Company

Guo Gang Tong Trade (Shenzhen) Co., Ltd (“WFOE”)	December 28, 2018	Shenzhen, China	100	Holding Company

Yun Tent Technology Company Limited (“YunTent”)	August 10, 2021	Hong Kong	100% owned by Yundian BVI	Holding Company

DELIMOND Limited (“DELIMOND”)	January 3, 2019	Hong Kong	100% owned by Mahao BVI	Holding Company

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities

Antai Medical Limited (“Antai”)	January 20, 2017	Hong Kong	100% owned by Yuanxing BVI	Holding Company

Dalian Yundian Zhiteng Technology Company Limited (“Yundian”)	April 8, 2020	Dalian, China	100% owned by YunTent	Technology service

Mahaotiaodong (Xiamen) Technology Company Limited (“Mahao”)	May 21, 2020	Xiamen, China	100% owned by DELIMOND	Short messages service

Hunan Yuanxing Chanrong Technology Co., Ltd (“Yuanxing”)	April 25, 2019	Chenzhou, China	100% owned by Antai	Technology service, fruits and frozen products sales

Meiwu Zhishi Technology (Shenzhen) Co., Ltd (“Meiwu Shenzhen”, formerly known as Wunong Technology (Shenzhen) Co., Ltd)	June 16, 2015	Shenzhen, China	VIE	An electronic online platform designed to provide primarily Clean Food to customers in China

Meiwu Catering Chain Management (Shenzhen) Co., Ltd (“Meiwu Catering”, formerly known as Wunong Catering Chain Management (Shenzhen) Co., Ltd)	November 27, 2018	Shenzhen, China	100% owned by Meiwu Shenzhen	Restaurant service, food sales

Wude Agricultural Technology (Shanghai) Co., Ltd (“Wude Shanghai”)	September 29, 2020	Shanghai, China	51% owned by Meiwu Shenzhen	Food selling, agricultural products purchase and wholesale

Wunong Technology (Shaanxi) Co., Ltd (“Wunong Shaanxi”)	December 10, 2020	Shaanxi, China	100% owned by Meiwu Shenzhen	Food selling, agricultural products purchase and wholesale

Heme Brand Chain Management (Shenzhen) Co., Ltd. (“Heme Shenzhen”)	May 12, 2022	Shenzhen, China	100% owned by Meiwu Shenzhen	Drink sales

Heme Catering Management (Shenzhen) Co., Ltd (“Heme Catering”)	July 22, 2022	Shenzhen, China	100% owned by Heme Shenzhen	Drink sales

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the ownership structure, contractual arrangements and business of the Company, WFOE or Meiwu Shenzhen are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating the income or the income of WFOE and Meiwu Shenzhen, revoking the business licenses or operating licenses of WFOE or Meiwu Shenzhen, discontinuing or placing restrictions or onerous conditions on our operations, requiring the Company to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our offerings to finance the business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to the business operations and severely damage our reputation, which would in turn materially and adversely affect the business, financial condition and results of operations. If any of these occurrences results in the inability to direct the activities of Meiwu Shenzhen, and/or the failure to receive economic benefits from Meiwu Shenzhen, the Company may not be able to consolidate their results into the consolidated financial statements in accordance with U.S. GAAP.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. LIQUIDITY

The Company had cash of $23,716,768 and $26,634,332 as of December 31, 2022 and 2021, respectively. Net loss was approximately of $11.2 million and $1.1 million for years ended December 31, 2022 and 2021 respectively. The Company had working capital of $21.5 million and $24.2 million as of December 31, 2022 and 2021, respectively. The Company have funded working capital and other capital requirements primarily by equity contributions from shareholders. Cash is required to pay purchase costs for inventory, salaries, selling expenses, rental expenses, income taxes, and other operating expenses.

In assessing liquidity, management monitors and analyses cash on hand, ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments. On April 28, 2022, the Company entered into certain Securities Purchase Agreement (the “SPA”) with five “accredited investors”, pursuant to which the Company agreed to sell to each of such purchasers an unsecured convertible note with an original principal amount of $1,100,000 (the “Note”) and accompanying warrants (the “Warrants”) to purchase 1,600,000 ordinary shares of the Company (the “Offering”). The Company had received $5,000,000.00 in gross proceeds for the Notes and its accompanying Warrants. In addition, the Company’s major shareholders have been providing and will continue to provide their personal funds, if necessary, to support the Company on an as-needed basis. In 2022, major shareholders have contributed approximately $868,029 to the Company. In order to fully implement the business plan and sustain continued growth, the Company may also need to obtain additional financing support from local banks or raise capital from outside investors. The Company received the short-term loan of approximately $217,045 from China Construction Bank and $43,496 from Jiangsu Bank.

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

Guo Gang Tong Trade (Shenzhen) Co., Ltd is deemed to have a controlling financial interest in and be the primary beneficiary of Meiwu Shenzhen because it has both of the following characteristics:

(1)	The power to direct activities at Meiwu Shenzhen that most significantly impact such entity’s economic performance, and
(2)	The right to receive benefits from Meiwu Shenzhen that could potentially be significant to such entity.

Pursuant to the contractual arrangements with Meiwu Shenzhen, Meiwu Shenzhen pays service fees equal to all of its net profit after tax payments to WFOE. Such contractual arrangements are designed so that Meiwu Shenzhen operates for the benefit of Guo Gang Tong Trade (Shenzhen) Co. Ltd and ultimately, the Company.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Consolidation of Variable Interest Entity (continued)

Accordingly, the accounts of the Meiwu Shenzhen and its subsidiaries are consolidated in our financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in our financial statements. The carrying amount of this VIE’s assets and liabilities are as follows:

	December 31,	December 31,
	2022	2021
Current assets	$702,484	$1,784,689
Property and equipment	180,072	279,518
Right of Use Lease Assets, net	227,603	19,833
Other non-current assets	115,186	-
Total assets	1,225,345	2,084,040
Total current liabilities	6,127,461	3,680,183
Total non-current liabilities	362,885	1,254,807

	For the years ended
	December 31,
	2022	2021	2020
Revenue	$1,738,752	$12,258,451	$22,125,320
Cost of revenue	1,309,778	9,418,606	17,967,593
Operating expenses	2,667,254	3,923,748	6,141,443
Net loss	(2,695,110)	(1,099,792)	(1,964,458)

	December 31,
	2022	2021	2020
Net cash provided by (used in) operating activities	$238,434	$(8,500,703)	$5,236,832
Net cash (used in) provided by investing activities	-	(81,197)	44,715
Net cash (used in) provided by financing activities	(856,123)	1,826,612	809,078
Effect of changes of foreign exchange rate on cash	292,532	155,891	391,045
Net (decrease) increase in cash and cash equivalents	(325,157)	(6,599,397)	6,481,670

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

The Company mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of historical bad debts, creditworthiness and financial conditions of the clients, current economic trends and changes in client payment patterns. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote. The allowance was $400,262, nil and nil as of December 31, 2022, 2021 and 2020, respectively.

● Inventories, net

The Company values its inventories at the lower of cost or net realizable value. The cost of inventories is calculated using the first in first out basis.

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Any idle facility costs or excessive spoilage are recorded as current period charges. There was no inventory impairment for the years ended December 31, 2022, 2021 and 2020.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Advances to suppliers

Advances to suppliers represent prepayments made to certain suppliers of Clean Food. To ensure continuous high-quality supplies and favorable purchase prices of Clean Food, the Company is required from time to time to make cash advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund the advance. As of December 31, 2022, 2021 and 2020, the allowances was $68,511, $144,520, and nil respectively.

● Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Depreciation is computed using the straight-line method over estimated useful lives listed below:

Estimated Useful Life
Computers and accessories	3 years
Vehicle	5 years
Office Equipment	5 years
Leasehold improvement	5 years

When computers and accessories, vehicle, and office equipment are retired or otherwise disposed of, resulting gain or loss is included in net income or loss in the year of disposition for the difference between the net book value and proceeds received thereon. Maintenance and repairs which do not improve or extend the expected useful lives of the assets are charged to expenses as incurred.

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

● Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortized, and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed.

The Company has the opinion to assess qualitative factors to determine whether it is necessary to perform the two-step in accordance with ASC 350-20. If the Company believes, as a result of the qualitative carrying amount, the two-step quantities impairment test described below is required.

The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.

If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business acquisition with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit. over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow. The fair value of discounted cash flow was determined using management’s estimates and assumptions.

Management evaluated the recoverability of goodwill by performing a qualitative assessment before using a two-step impairment test approach at the reporting unit level. If the Company reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill will be reassigned based on the relative fair value of each of the affected reporting units. As of December 31, 2022 and 2021, the Company recorded impairments for goodwill of $7,558,289 and nil, respectively.

● Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairments of these assets as of December 31, 2022 and 2021.

● Convertible notes

Convertible notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees. Upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method.

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

Revenue expected to be recognized in any future periods related to remaining performance obligations is recorded in advances from customers. As of December 31, 2022 and 2021, the balance of advances from customers was $747,093 and $1,153,717, respectively.

The following table sets forth the breakdown of our net revenue for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31
	2022		2021		2020
	Net	% of total	Net	% of total	Net	% of total
Product category	revenue	revenue	revenue	revenue	revenue	Revenue
Grains, oil, and spices	$473,481	4.3%	$3,103,217	25.3%	$8,642,315	39.1%
Beverages, alcohol and tea	$300,799	2.6%	$1,808,015	14.7%	$2,295,324	10.4%
Other food	$726,158	6.6%	$1,070,054	8.7%	$1,166,115	5.2%
Meat, poultry and eggs	$269,880	2.6%	$5,355,829	43.7%	$7,227,876	32.7%
Fresh fruits and vegetables	$311,594	2.8%	$597,828	4.9%	$1,397,838	6.3%
Groceries	$43,980	0.4%	$169,501	1.4%	$1,264,330	5.8%
Dried seafood	$18,326	0.2%	$41,088	0.3%	$102,932	0.4%
Technology Services	$8,834,353	80.5%	$112,919	1.0%	$28,590	0.1%
Total	$10,978,571	100%	$12,258,451	100%	$22,125,320	100%

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

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Income taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2022, 2021 and 2020. The Company accounts for income taxes in accordance with ASC740, “Income Taxes”. The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted.

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

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized. There were no material uncertain tax positions as of December 31, 2022 and 2021. All tax returns since the Company’s inception are subject to examination by tax authorities.

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

For financial reporting purposes, the financial statements of the Company, which are prepared using the RMB, are translated into the Company’s reporting currency, the United States Dollar. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates when capital transaction occurred. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income (loss) in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net loss of the consolidated financial statements for the respective periods.

The exchange rates used for foreign currency translation were as follows (US Dollars $1 = RMB):

	Year End	Average
12/31/2022	6.8972	6.7290
12/31/2021	6.3757	6.4508
12/31/2020	6.5250	6.9042

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Fair value of financial instruments

The Company also follows the guidance of the ASC Topic 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g., Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The carrying amounts reported in the balance sheets for cash, accounts receivable, loan receivable, advances to suppliers, other current assets, accounts payable, advance from customers, tax payable, other payables and accrued liabilities approximate their fair value based on the short-term maturity of these instruments.

● Concentration risk

A majority of the Company’s transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. Under PRC regulations, each bank account is insured by People’s bank of China with the maximum amount of RMB 500,000 (approximately US$78,423). The cash balance held in the PRC bank accounts and other third party payment platform was $23,716,768 and $26,634,332 as of December 31, 2022 and 2021, respectively.

For the years ended December 31, 2022, 2021 and 2020, most of the Company’s assets were located in the PRC and all of the Company’s revenues were derived from the PRC.

For the year ended December 31, 2022, four major suppliers accounted for approximately 22.3%, 19.5%, 15.9% and 11.4% of total purchase. For the year ended December 31, 2021, one major supplier accounted for approximately 8.3% of total purchase. For the year ended December 31, 2020, one major supplier accounted for 9.7% of total purchase. As of December 31, 2022, three major suppliers accounted for approximately 29.4%, 28.7% and 14.4% of the advance to suppliers balance. As of December 31, 2021, one major supplier accounted for approximately 33.1% of the advance to suppliers balance. As of December 31, 2020, one major supplier accounted for approximately 20.7% of the accounts payable balance.

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

● Recent accounting pronouncements

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for fiscal years beginning after 15 December 2023, including interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. ACCOUNTS RECEIVABLE

As of December 31, 2022 and 2021, the Company has accounts receivable of $4,043,473 and $433,002. The aging of account receivables were all less than 30 days. The allowance for doubtful accounts was $400,262 and nil as of December 31, 2022 and 2021.

5. OTHER CURRENT ASSETS

The other current assets as of December 31, 2022 and 2021 consist of the following:

	December 31,	December 31,
	2022	2021
Staff advance	$268,446	110,747
Deposit	65,659	33,713
VAT recoverable	18,861	61,697
Receivable for disposal	28,997	31,369
Others	4,991	21,644
Total of other current assets	$386,954	259,170

6. PLANT AND EQUIPMENT

Plant and equipment consist of the following:

	December 31,
	2022	2021

Computer and accessories	$63,289	$68,466
Office Equipment	202,487	45,206
Vehicle	26,110	28,246
Leasehold improvement	234,744	416,071

Less: accumulated depreciation	(343,244)	(278,471)
Plant and equipment, net	$183,386	$279,518

Depreciation expense for the years ended December 31, 2022, 2021 and 2020 was $87,973, $109,362 and $74,321, respectively.

7. GOODWILL

Balance as of December 31, 2021	$-
Addition	13,656,724
Impairment loss	(6,098,435)
Balance as of December 31, 2022	$7,558,289

In April 2022, the Company acquired a 100% equity interest in Yundian BVI with total consideration of US$8.1 million.   The excess of total consideration over net assets and identifiable intangible assets acquired was recorded as goodwill which amounted to US$6.1 million at the acquisition date. The Company estimated the fair value of acquired assets and liabilities with the assistance of an independent valuation firm. Yundian had negative net assets as of December 31, 2022 and the related goodwill was fully impaired.

In June 2022, the Company acquired a 100% equity interest in Mahao BVI with total consideration of US$6 million  . The excess of total consideration over net assets and identifiable intangible assets acquired was recorded as goodwill which amounted to US$5.8 million at the acquisition date. The Company estimated the fair value of acquired assets and liabilities with the assistance of an independent valuation firm.

In December 2022, the Company acquired a 100% equity interest in Yuanxing BVI with total consideration of US$9.6 million  . The excess of total consideration over net assets and identifiable intangible assets acquired was recorded as goodwill which amounted to US$1.8 million at the acquisition date. The Company estimated the fair value of acquired assets and liabilities with the assistance of an independent valuation firm.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. BANK LOANS

Bank loans represent the amounts due to various banks that are due within and over one year. As of December 31, 2022 and 2021, bank loans consisted of the following:

	December 31, 2022	December 31, 2021
Short-term bank loans:
Loan from Bank of Jiangsu (1)	$43,496	$47,054
Loan from China Construction Bank (3)	288,813	$-
	332,309	47,054
Long-term bank loan:
Loan from Shenzhen Qianhai Weizhong Bank (2)	218,722	414,072
	$551,031	$461,126

(1)	On July 7, 2021, Meiwu Shenzhen entered into a loan agreement with Bank of Jiangsu to borrow $47,054 as working capital for one year, with maturity date of July 7, 2022. The loan bears a fixed interest rate of 7.1775% per annum. On July 30, 2022, Meiwu Shenzhen entered into a loan agreement with Bank of Jiangsu to borrow $43,496 as working capital for one year, with maturity date of July 30, 2023. The loan bears a fixed interest rate of 7.134% per annum.

(2)	On September 16, 2021, Meiwu Shenzhen entered into a loan agreement with Shenzhen Qianhai Weizhong Bank to borrow $414,072 as working capital for two years, with maturity date of September 16, 2023. The loan bears a fixed interest rate of 8.46% per annum. The loan is guaranteed by Mr.Changbin Xia, for whom the chief executive officer of Meiwu Shenzhen.

(3)	On January 6, 2022, Meiwu Shenzhen entered into a loan agreement with China Construction Bank to borrow $217,045 as working capital for one year, with maturity date of January 6, 2023. The loan bears a fixed interest rate of 4.0525% per annum. On October 14, 2022, Meiwu Shenzhen entered into a loan agreement with China Construction Bank to borrow $71,768 as working capital for one year, with maturity date of October 14, 2023. The loan bears a fixed interest rate of 3.90% per annum.

9. ACCOUNTS PAYABLE

The accounts payable as of December 31, 2022 and 2021 consist of the following:

	December 31,	December 31,
	2022	2021
Accounts payable to suppliers	$1,614,871	1,659,501
Accounts payable for technical service	3,375,776
Total of other current assets	$4,990,647	1,659,501

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. RIGHTS-OF-USE LEASE ASSETS, NET

The Company leases office and restaurant premises under non-cancelable operating lease agreements, with an option to renew the leases. Per the new lease standard ASC 842-10-55, these leases are treated as operating leases. Management determined the loan interest rate of 4.75% is the weighted average discount rate for the lease that began in 2018. The rental expense for the years ended December 31, 2022, 2021 and 2020 was $96,356, $315,516 and $275,047, respectively. All leases are on a fixed payment basis. None of the leases include contingent rentals.

Rights-of-use lease assets, net consisted of the following:

	December 31,	December 31,
	2022	2021
Leased properties under operating lease	$337,084	37,270
Less: accumulated amortization	(109,481)	(17,437)
Right-to-use asset, net	$227,603	19,833

The Company does not have any variable lease costs. Cash payment made under the lease agreements is $80,045, $329,952 and $269,026 for the years ended December 31, 2022, 2021 and 2020, respectively. The weighted-average remaining lease term is 2.17 years as of December 31, 2022.

Future lease commitments

2023	$117,017
2024	127,066
2025	21,342
Total Lease Payments	$265,425
Less: imputed interest	$(13,795)
Present value of lease liabilities	$251,630
Lease liabilities - Current	$107,467
Lease liabilities – Non current	144,163

Amortization expense was recognized as lease expense in general and administrative expense. Non-cash portion of amortization expense was $278,957, $14,436 and $6,021 for the years ended December 31, 2022, 2021 and 2020, respectively.

The estimated amortization expenses for each of the five succeeding years is as follows:

Year ending December 31,	Amortization expense
2023	105,048
2024	105,048
2025	17,507
Total	$227,603

On December 21, 2021, Meiwu Shenzhen signed the lease withdrawal agreements with Zhichuang Juzhen to end the lease terms of executive offices and restaurant at December 31, 2021. On February 23, 2022, Shenzhen Bao’an Industrial Investment Group Co., Ltd(“Bao’an Industrial Investment”) entered a lease with Meiwu Shenzhen to lease our executive offices to us for a lease term from March 1, 2022 to February 28, 2025, at a monthly net rent of RMB49,743.65 (approximately, $7,802) from March 1, 2022 to February 28, 2023, a monthly net rent of RMB52,230.83 (approximately, $8,192) from March 1, 2023 to February 29, 2024 and a monthly net rent of RMB54,844.64 (approximately, $8,602) from March 1, 2024 to February 28, 2025.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. EQUITY

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

On November 23, 2021, the Company entered into a Share Purchase Agreement (“SPA”) with Boxinrui International Holdings Limited, a British Virgin Islands business company (the “Anxin BVI”), and all the shareholders of Anxin BVI, who collectively hold 100% issued and outstanding shares of Anxin BVI (the “Sellers”). Anxin BVI indirectly owns 100% of Beijing Anxin Jieda Logistics Co., Ltd. (“Anxin”), a company organized under the laws of the PRC, via Anxin BVI’s wholly-owned subsidiary in Hong Kong, Hong Kong Anxin Jieda Co., Limited. Anxin is a company engaging in the business of transportation and logistics based in Beijing, China. Pursuant to the SPA, at the closing, we shall deliver to the Sellers a total of 7,968,755 ordinary shares, no par value (“Ordinary Shares”), however, if the audit of the Anxin’s financial statements for the years ended December 31, 2020 and 2019 is not completed by the sixty-fifth (65th) day following the date of the SPA, the 50% of the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. As of March 11, 2022, Anxin BVI failed to deliver the audited financial statements of Anxin for the year ended December 31, 2020 and 2019. Therefore, we entered into a termination agreement, (the “Termination Agreement”) pursuant to which, the parties agreed to terminate the transaction as contemplated by the SPA and the Sellers agreed to return 7,968,755 Ordinary Shares to the Company immediately and such Ordinary Shares were forfeited and reserved as the treasury shares of the Company on June 14, 2022.

In March 2022, the Company adopted a share incentive plan, which is referred to as the 2022 Equity Incentive Plan (“the 2022 Plan”). The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of the Company’s business. Under the 2022 Plan, the maximum aggregate number of Shares that may be issued under the Plan is 4,945,313 Shares.

On March 31, 2022, the Company entered into a Share Purchase Agreement (“SPA”) with Magnum International Holdings Limited, a British Virgin Islands business company (the “Yundian BVI”), and all the shareholders of Yundian BVI, who collectively hold 100% issued and outstanding shares of Yundian BVI (the “Sellers”). Yundian BVI indirectly owns 100% of Dalian Yundian Zhiteng Technology Company Limited (“Yundian”), a company organized under the laws of the PRC, via Yundian BVI’s wholly-owned subsidiary in Hong Kong, Yun Tent Technology Company Limited. Yundian is a company engaging in the information technology and communication engineering based in Dalian, China. Pursuant to the SPA, the Company agreed to acquire 100% of the issued and outstanding shares of Yundian BVI. Upon the closing, the Company shall deliver to the Sellers total consideration of US$8.1 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.9 per share, for a total of 9,000,000 Ordinary Shares (“Share Consideration”) provided, however, if the audit of the Yundian’s financial statements for the years ended December 31, 2021 and 2020 is not completed by the sixty-fifth (65th) day following the closing date of the transaction contemplated in the SPA, all the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. The closing of the Yundian SPA occurred on April 19, 2022.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. EQUITY (CONTINUED)

On June 23, 2022, the Company entered into a Share Purchase Agreement (“SPA”) with Mahaotiaodong Information Technology Company Limited, a British Virgin Islands business company (the “Mahao BVI”), and all the shareholders of Mahao BVI, who collectively hold 100% issued and outstanding shares of Mahao BVI (the “Sellers”). Mahao BVI indirectly owns 100% of Mahaotiaodong (Xiamen) Technology Company Limited (“Mahao”), a company organized under the laws of the PRC, via Mahao BVI’s wholly-owned subsidiary in Hong Kong, DELIMOND Limited. Mahao is a company engaging in providing Internet access and related services based in Xiamen, China. Pursuant to the SPA, the Company agreed to acquire 100% of the issued and outstanding shares of Mahao BVI. Upon the closing, the Company shall deliver to the Sellers total consideration of US$6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.6 per share, for a total of 10,000,000 Ordinary Shares (“Share Consideration”) provided, however, if the audit of the Mahao’s financial statements for the years ended December 31, 2021 and 2020 is not completed by the sixty-fifth (65th) day following the closing date of the transaction contemplated in the SPA, all the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. The closing of the Mahao SPA occurred on June 23, 2022.

On December 12, 2022, the Company entered into a Share Purchase Agreement (“SPA”) with Xinfuxin International Holdings Limited, a British Virgin Islands business company (the “Yuanxing BVI”), and all the shareholders of Yuanxing BVI, who collectively hold 100% issued and outstanding shares of Yuanxing BVI (the “Sellers”). Yuanxing BVI indirectly owns 100% of Hunan Yuanxing Chanrong Technology Co., Ltd (“Yuanxing”), a company organized under the laws of the PRC, via Yuanxing BVI’s wholly-owned subsidiary in Hong Kong, Antai Medical Limited. Pursuant to the SPA, the Company agreed to acquire 100% of the issued and outstanding shares of Yuanxing BVI. Upon the closing, the Company shall deliver to the Sellers total consideration of US$9.6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.8 per share, for a total of 12,000,000 Ordinary Shares (“Share Consideration”). The closing of the Yuanxing SPA occurred on December 23, 2022.

As of December 31, 2022 and 2021, 60,945,313 and 32,968,755 ordinary shares were issued and outstanding with no par value, respectively.

Additional Paid-in Capital

The additional paid-in capital at December 31, 2022 and 2021 was $38,571,534 and $23,385,695, respectively. During the years ended December 31, 2022, 2021 and 2020, besides from the proceeds from IPO, $15,185,839, $1,408,013 and $163,847 were contributed to the Company.

12. RELATED PARTY BALANCES AND TRANSACTIONS

(1) Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Hanwu Yang	Shareholder of the Company
Changbin Xia	Shareholder of the Company
Eternal Horizon International Company Limited	As a shareholder of the Company before December 15, 2020
Yanping Guo	Legal representative of Vande
Mishan City Shenmi Dazhong Management Consulting Partnership (“ShenMi DaZhong”)	Shareholder of the Company
Haiyan Qin, Hui Wang and other 11 individuals	Shareholders of ShenMi DaZhong
Shan’xi Nongbei New Agriculture Technology Co.,Ltd and other 8 companies	Associated with shareholders of ShenMi DaZhong

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(2) Due to related parties

	December 31, 2022	December 31, 2021

Eternal Horizon International Company Limited(1)	$2,323,475	$4,999,550
Changbin Xia(2)	1,337,164	1,415,492
Peijiang Chen(2)	-	27,448
Yanping Guo	-	239
Other	19,078	-
Total	$3,679,717	$6,442,729

(1)	During IPO, the underwriters purchased 999,910 ordinary shares from a selling shareholder for $4,999,550. The gross proceeds were wired into the Company’s account and was invested in loan receivable together with net proceeds from IPO. The Company paid $2.6 million to the underwriters for the year ended December 31, 2022.

(2)	The Company borrowed loans as working capital from two shareholders Hanwu Yang and Changbin Xia as well as the legal representative of Vande, and Peijiang Chen as well as the director of Meiwu Shenzhen. The balance due to related parties is interest-free and due on demand.

During the year ended December 31, 2022, 2021 and 2020, the Company purchased $29,190, $42,692 and $33,529 food products from related parties. As of December 31, 2022 and 2021, the account payable to these related parties is $14,647 and $52,025, respectively. For the years ended December 31, 2022, 2021 and 2020, sales to related parties is 56,625, $151,477 and $118,966, respectively.

The Company’s shareholder, ShenMi DaZhong, and ShenMi DaZhong’s limited partners have received sales commissions of $36,793, $27,932 and $281,181 during the years ended December 31, 2022, 2021 and 2020.

13. CONVERTIBLE NOTES

	December 31, 2022	December 31, 2021

Convertible notes-principal	$5,500,000	$-
Convertible notes-discount	(316,060)	-
Convertible notes-interest	366,667	-
Total	$5,550,607	$-

On January 6, 2022, the Company entered into a securities purchase agreement   with five “accredited investors” (the “Purchasers”), pursuant to which the Company agreed to sell to each of such Purchasers an unsecured convertible note with an original principal amount of $1,100,000 (the “Note”).

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

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. TAXATION

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

Meiwu Zhishi Technology (Shenzhen) Co., Ltd, formerly known as Wunong Technology (Shenzhen) Co., Ltd, the Company’s PRC operating subsidiaries and VIE, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.

During the years ended December 31, 2022, 2021 and 2020, the Company and its subsidiary have incurred a net loss approximately of $11.2 million, $1.1 million and $2.2 million As a result, the Company and its subsidiary did not incur any EIT during 2022, 2021 and 2020.

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

For the years ended December 31, 2022, 2021 and 2020, the Company was subject to a 25% statutory income tax rate.

Reconciliation between the statutory rate and the effective tax rate is as follows for the years ended December 31, 2022, 2021 and 2020.

	2022	2021	2020
PRC statutory tax rate	25%	25%	25%
Net impact of exemption and favorable tax rate rendered by local tax authorities			-%
Foreign loss not recognized in PRC	2%	-%	3%
Permanent difference and others	(4)%	(1)%	(6)%
Change in valuation allowance	(23)%	(25)%	(22)%
Effective tax rate	-	-	-

Deferred Tax

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2022 and 2021, valuation allowance was provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized. The Company had deferred tax assets as of December 31, 2022 and 2021, which can be carried forward to offset future taxable income. The management determines it is more likely than not that deferred tax assets could not be recognized, so full allowances were provided as of December 31, 2022 and 2021. The operating loss generated from tax year ending December 31, 2018 carry forward incurred by the Company and subsidiary will expire in year 2024. The Company maintains a full valuation allowance against its deferred tax assets, since due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future earnings to utilize its deferred tax assets.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. TAXATION (CONTINUED)

The Company’s deferred tax assets were as follows:

	December 31, 2022	December 31, 2021

Tax effect of net operating losses carried forward	3,968,729	1,411,062
Valuation allowance	(3,968,729)	(1,411,062)
Deferred tax assets, net	$-	$-

There were no uncertain tax positions as of December 31, 2022 and 2021 and the Company does not believe that this will change over the next twelve months.

15. SEGMENT REPORTING

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

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the years ended December 2022, 2021 and 2020 respectively:

	For the year ended December 31, 2022
	Clean Food Platform	Technical Service	Total
Revenues	$2,144,217	$8,834,354	$10,978,571
Cost of goods sold	1,905,036	7,898,847	9,803,883
Gross profit	239,181	935,507	1,174,688
Depreciation and amortization	87,973	-	87,973
Capital expenditures	19,437	6,479	25,916
(Loss) Income from operations	(3,543,160)	(196,210)	(3,739,370)
Provision for income taxes	8,917	202,227	211,144
Segment loss	(4,576,496)	(6,643,355)	(11,219,851)
Segment assets	$36,397,974	$1,455,387	$37,853,361

	For the year ended December 31, 2021
	Clean Food Platform	Restaurant	Others	Total
Revenues	$12,145,531	$100,945	$11,975	$12,258,451
Cost of goods sold	9,343,635	74,949	22	9,418,606
Gross profit	2,801,896	25,996	11,953	2,839,845
Depreciation and amortization	237,366	124,215	26,738	388,319
Capital expenditures	49,772	2,912	28,513	81,197
Loss from operations	(693,466)	(259,274)	(148,957)	(1,101,697)
Provision for income taxes	-	-	-	-
Segment loss	(712,163)	(256,503)	(148,920)	(1,117,586)
Segment assets	$1,891,075	$123,940	$26,275,025	$28,290,040

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SEGMENT REPORTING (CONTINUED)

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

16. COMMITMENTS

Non-cancellable operating leases

The following table sets forth our contractual obligations as of December 31, 2022.

	Payment due by December 31
	Total	2023	2024	2025	2026
Operating lease commitments for property management expenses under lease agreements	$83,876	$38,712	$38,712	$6,452	$-

Legal proceedings

A labor dispute exists between the Company and Xiaogang Qin, who is the resigned employee of the Company. On February 25, 2022, Xiaogang Qin applied the labor dispute to the Shenzhen Bao’an District Labor and Personnel Dispute Arbitration Commission. According to the Civil Judgement issued by the Shenzhen Bao’an District Labor and Personnel Dispute Arbitration Commission on March 22, 2022, the Company was ordered to pay the mediation fee of RMB 273,340 (approximately, $39,631). As of the date of this annual report, the case was closed.

17. SUBSEQUENT EVENTS

On March 24, 2023, Wunong Shaanxi has stopped its business.

These consolidated financial statements were approved by management and available for issuance on May 12, 2023. The Company has evaluated subsequent events through this date and concluded that there are no additional reportable subsequent events other than that disclosed in above.

