Form 20-F/A
period 2022-12-31
Meiwu Technology Co Ltd
filed 2023-10-18
CIK 1787803

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

INTRODUCTION

In this amendment to the annual report, except where the context otherwise requires and for purposes of this amendment to the annual report, only:

●	“BVI” refers to the British Virgin Islands;
●	“Baode” refers to Baode Supply Chain (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a majority-owned subsidiary of Meiwu Shenzhen before December 28, 2021;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;
●	“Heme Shenzhen” refers to Heme Brand Chain Management (Shenzhen) Co., Ltd., a limited company organized under the laws of PRC and a 51% owned subsidiary of Meiwu Shenzhen;
●	“Meiwu Catering” is to Meiwu Catering Chain Management (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a wholly owned subsidiary of Meiwu Shenzhen;
●	“Vande” refers to Shenzhen Vande Technology Co., Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Meiwu;
●	“variable interest entity” or “VIE” is to our variable interest entity, Wunong Technology (Shenzhen) Co., Ltd, that is 100% owned by PRC citizens and a PRC entity, that holds the business operation licenses or approvals to, and generally operates our Website for our internet businesses or other businesses in which foreign investment is restricted or prohibited, and is consolidated into our consolidated financial statements in accordance with U.S. GAAP as if it were our wholly-owned subsidiary.
●	“we,” “us,” “our company,” “our,” “the Company” and “Meiwu” is to Meiwu Technology Company Limited, a British Virgin Islands company, its subsidiaries, Shenzhen Vande Technology Co., Limited, Magnum International Holdings Limited, Mahaotiaodong Information Technology Company Limited, Xinfuxin International Holdings Limited and Guo Gangtong Trade (Shenzhen) Co., Ltd;
●	“WFOE” or “Guo Gang Tong” refers to Guo Gangtong Trade (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China, which is wholly-owned by Shenzhen Vande Technology Co., Limited;
●	“Wude Shanghai” is to Wude Agricultural Technology (Shanghai) Co., Ltd, a limited liability company organized under the laws of China and a majority-owned subsidiary of Meiwu Shenzhen and
●	“Meiwu Shenzhen” refers to Meiwu Zhishi Technology (Shenzhen) Co,. Ltd, formerly known as Wunong Technology (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a variable interest entity (“VIE”) contractually controlled by WFOE;
●	“Website” is to our online electronic retail store for the offering of the food products at www.wnw108.com.

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

FORWARD-LOOKING INFORMATION

This annual report, as amended, on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Our Corporate Structure

We are an offshore holding company incorporated in the British Virgin Islands and not a Chinese operating company. As a holding company with no material operations, our operations were conducted in China by (i) the VIE, Meiwu Shenzhen, and (ii) the VIE’s subsidiaries, Wunong Shaanxi, Heme Shenzhen, Wude Shanghai and Meiwu Catering. Neither we nor our subsidiaries own any equity interests in the VIE. WFOE, the VIE and the shareholders of the VIE entered into a series of contractual arrangements, also known as the “VIE Agreements”, pursuant to which we are able to consolidate the financial results of the VIE in our consolidated financial statements because we are deemed as the primary beneficial of the VIE under generally accepted accounting principles in the U.S. (“U.S. GAAP”), and this structure involves unique risks to investors. However, these VIE agreements have not been tested in a court of law in China as of the date of this annual report.  The VIE structure provides contractual exposure to foreign investment in China-based companies. Chinese law though prohibits direct foreign investment in operating companies, does not prohibit direct foreign investment in the VIEs. As a result of our use of the VIE structure, investors may never directly hold equity interests in the VIE and its subsidiaries. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material a change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. See “Item 3— Risks Associated with Our Corporate Structure and the VIE Agreements.”

The following diagram illustrates our corporate structure as of the date of this amendment to the annual report:

* The 49% equity interests of Wude Shanghai are owned by Shenzhen Heme Enterprise Consulting Partnership (Limited Partnership), a limited partnership organized under the laws of the PRC.

** The 49% equity interests of Heme Brand are owned by Yafang Liu (25%) and Guoming Huang (24%)

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

Risks Associated with Our Corporate Structure and the VIE Agreements

The VIE structure cannot completely replicate a foreign investment in China-based companies, as the shareholders will not and may never hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us. Because we do not hold equity interests in the VIE, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements as they have not been tested in a court of law. The VIE Agreements may not be effective in providing control over the VIE. See “Risk Factors — Risks Relating to Our Corporate Structure” starting on page 28 of this annual report, “Risk Factors — Risks Relating to Doing Business in the PRC” starting on page 31 of this annual report for more information.

Our auditor is Enrome LLP, headquartered in Singapore. Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”), as amended, if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely for two consecutive years, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. See more detailed discussion of this risk factor on page 11 of this annual report.

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

As confirmed by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou) (“Dacheng”), we are not in violation of any of the aforementioned measures issued by the CAC, and we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this amendment to the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying the PRC operating entities, the VIE or any of the VIE’s subsidiaries as critical information infrastructure operators or requiring the PRC operating entities or the VIE to go through cybersecurity review or network data security review by the CAC. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

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

Dividend Distributions or Assets Transfer among the Holding Company, its Subsidiaries and the VIE

As of the date of this amendment to the annual report, none of our subsidiaries or the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. Please see page 54 for the selected condensed consolidated financial data of us, our subsidiary and the VIE. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our ordinary shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

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

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by the WFOE to its immediate holding company, Vande. As of the date of this amendment to the annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Vande intends to apply for the tax resident certificate when the WFOE plans to declare and pay dividends to Vande. See “Risk Factors - There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the WFOE, and dividends payable by the WFOE to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

As of the date of this amendment to the annual report , our Company, Meiwu, WFOE, and the VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, Meiwu, WFOE, and the VIE do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future.

Our management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our departments and the operating entities. Each department or operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of our Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred nor a written policy that addresses how we will handle any limitations on cash transfers due to PRC law.

During the fiscal years ended December 31, 2022 and 2021, there has been no cash transfers and transfers of other assets between our Company, Meiwu, WFOE, and the VIE.

As of the date of this amendment to the annual report, none of our subsidiaries or the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Subject to the BVI Act and our M&A, our directors may, by resolution, declare dividends at a time and amount as they think fit if they are satisfied, based on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due.

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

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders – “If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

To the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our company, our subsidiaries, or the consolidated VIE by the PRC government to transfer cash/assets.

Permission or Approval Required from the PRC Authorities for the VIE’s Operation

In the opinion of our PRC counsel, Dacheng, to operate the general business activities currently conducted in China, the consolidated VIE and its subsidiaries are required to obtain a business license from the State Administration for Market Regulation (“SAMR”). Each of the VIE and its subsidiaries has obtained a valid business license from the SAMR, and no application for any such license has been denied.

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

On February 17, 2023, the CSRC promulgated the Trial Measures of, and the Overseas Listings Rules, which has become effective on March 31, 2023. On the same date of the issuance of the Overseas Listings Rules, the CSRC circulated the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises (the “Notice”). Pursuant to the Trial Measures and the Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing before March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listings Rules. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this amendment to the annual report, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect our listing on the Nasdaq Capital Market. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

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

Summary of Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings. For more information, please see the section titled “Risk factors” beginning on page 11 of this annual report.

Risks Related to Our Business and Industry

●	We are exposed to the risks of an economic recession, credit and capital markets volatility and economic and financial crisis as a result of the COVID-19 virus pandemic. See more detailed discussion of this risk factor on page 14 of this amendment to the annual report.

●	If we are unable to offer branded products at attractive prices to meet customer needs and preferences on our e-commerce platform, or if our reputation for selling authentic, high-quality products suffers, we may lose customers and our business, financial condition and results of operations may be materially and adversely affected. See more detailed discussion of this risk factor on page 14 of this amendment to the annual report.

●	If we are not able to implement our strategies to achieve our business objectives, our business operations and financial performance will be adversely affected. See more detailed discussion of this risk factor on page 15 of this amendment to the annual report.

●	We depend on third parties to supply our food products; any adverse changes in such supply or the costs of products may adversely affect our operations. See more detailed discussion of this risk factor on page 16 of this amendment to the annual report.

●	Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences. See more detailed discussion of this risk factor on page 18 of this amendment to the annual report.

●	Higher labor costs could adversely affect our business and financial results. See more detailed discussion of this risk factor on page 20 of this amendment to the annual report.

●

Health concerns or adverse developments with respect to the safety or quality of the food product industry in general or our own products specifically may damage our reputation, increase our costs of operations and decrease demand for our products. See more detailed discussion of this risk factor on page 20 of this amendment to the annual report.

Risks Related to Our Corporate Structure and Operation

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us. See more detailed discussion of this risk factor on page 29 of this amendment to the annual report.

●	If the PRC government deems that the contractual arrangements in relation to the VIE, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our ordinary shares may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our PRC subsidiaries or the VIE that conduct all of our operations. See more detailed discussion of this risk factor on page 29 of this amendment to the annual report.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. See more detailed discussion of this risk factor on page 30 of this amendment to the annual report.

●	Contractual arrangements in relation to the VIE, may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment. See more detailed discussion of this risk factor on page 30 of this amendment to the annual report.

●	We may lose the ability to use and benefit from assets held by the VIE, that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding. See more detailed discussion of this risk factor on page 31 of this amendment to the annual report.

●	If the chops of WFOE, our PRC subsidiaries and the VIE, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised. See more detailed discussion of this risk factor on page 31 of this amendment to the annual report.

Risks Related to Doing Business in the People’s Republic of China

●	Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”), as amended, if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely for two consecutive years, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. See more detailed discussion of this risk factor on page 31 of this amendment to the annual report.

●	Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless. See more detailed discussion of this risk factor on page 31 of this amendment to the annual report.

●	Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business. See more detailed discussion of this risk factor on page 34 of this amendment to the annual report.

●	Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us. See more detailed discussion of this risk factor on page 35 of this amendment to the annual report.

●	We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC. See more detailed discussion of this risk factor on page 35 of this amendment to the annual report.

●

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See more detailed discussion of this risk factor on page 35 of this amendment to the annual report.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our shares. See more detailed discussion of this risk factor on page 37 of this amendment to the annual report.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. See more detailed discussion of this risk factor on page 39 of this amendment to the annual report.

Risks Related to Our Ordinary Shares

●	We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity. See more detailed discussion of this risk factor on page 42 of this amendment to the annual report.

●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies. See more detailed discussion of this risk factor on page 42 of this amendment to the annual report.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects. See more detailed discussion of this risk factor on page 42 of this amendment to the annual report.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors. See more detailed discussion of this risk factor on page 43 of this amendment to the annual report.

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

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date of this amendment to the annual report, we have not received or denied any permission from the PRC authorities regarding our listing on the Nasdaq Capital Market. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. We face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

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

As advised by our PRC counsel, Dacheng, as our registration statement on Form F-1 relating to our initial public offering was declared effective on December 14, 2020 and we have completed our initial public offering and listing prior to March 31, 2023, we are not required to complete the filing procedures pursuant to the Trial Measures for our initial public offering. If in the future we are going to conduct any offering or financing in the U.S., we will complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. Based on the above and our understanding of the Chinese laws and regulations currently in effect as of the date of this annual report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission or approval from any PRC authorities for our subsidiaries or the VIE’s operations and to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. However, there remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure to obtain or delay in obtaining such approval, complete required filing or procedures, or a rescission of any such approval or filing obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory agencies may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from our initial public offering into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Ordinary Shares. In addition, if the CSRC, or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of the Ordinary Shares.

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Our subsidiaries and the VIE are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

If the PRC government deems that the contractual arrangements in relation to the VIE, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our ordinary shares may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our PRC subsidiaries or the VIE that conduct all of our operations.

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

In the opinion of our PRC counsel, Dacheng, our current ownership structure and the VIE Agreements are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our ordinary shares may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of our PRC subsidiaries or the VIE that conduct all of our operations.

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

To the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our company, our subsidiaries, or the consolidated VIE by the PRC government to transfer cash/assets.

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

The risk that the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.

In the opinion of our PRC counsel, Dacheng, on December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (“the “CAC Revised Measures”) to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022. The CAC Revised Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Review Office of the PRC. According to the CAC Revised Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The CAC Revised Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

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

As of the date of this amendment to the annual report, we have not received any notice from any authorities identifying the PRC operating entities or the VIE as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. According to the CAC Revised Measures and as advised by our PRC counsel, Dacheng, we believe that the operations of the PRC operating entities and our listing will not be affected and that we will not be subject to cybersecurity review by the CAC, given that the PRC operating entities possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this amendment to the annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the CAC Revised Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the CAC Revised Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

Although we are a BVI-incorporated company, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult, impractical or impossible for you to effect service of process within the United States upon us or these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We are incorporated in the British Virgin Islands and conduct substantially all of our operations in China through our wholly-foreign owned enterprise and the variable interest entity. Most of our directors and substantially all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. Our directors and executive officers are located in the PRC,. A substantial portion of the assets of these individuals are located outside the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the British Virgin Islands or in China in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the British Virgin Islands and China may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States of China, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

Enforceability of Civil Liabilities

British Virgin Islands

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

China

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties or other forms of reciprocity between the PRC and the U.S. for the mutual recognition and enforcement of court judgments. Under PRC law, PRC courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or public interest, thus making the recognition and enforcement of a U.S. court judgment in the PRC difficult.

There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat Meiwu Shenzhen as being owned by us for United States federal income tax purposes, because we are deemed as the primary beneficiary of Meiwu Shenzhen and are able to consolidate their results of operations in our consolidated financial statements under U.S. GAAP, because of the VIE Agreements As of the date of this amendment to the annual report, the VIE Agreements, as a whole, have not been tested in any PRC court. There is no guarantee that the VIE Agreements would be enforceable if they were tested in a PRC court. Assuming that we are the owner of Meiwu Shenzhen under the PFIC rules of the U.S. federal income tax laws, and based upon our income and assets, and the value of our Ordinary Shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 or that we will be a PFIC for the taxable year ending December 31, 2023 and we do not anticipate becoming a PFIC in the foreseeable future. The Internal Revenue Service has not taken a position on whether a VIE like Meiwu Shenzhen can be treated as owned by us for purposes of the PFIC rules. See the discussion of the PFIC rules under “E. Taxation - United States Federal Income Taxation” below.

We do not have any equity ownership in the VIE or its subsidiaries. We only maintain contractual arrangements with the VIE which allows us to consolidate the financial results of the VIE and its subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. As of the date of this amendment to this annual report, the legality and enforceability of these contractual arrangements, as a whole, have not been tested in any PRC court. There is no guarantee that the VIE Agreements would be enforceable if they were tested in a PRC court.

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

The following diagram illustrates our current corporate structure:

* The 49% equity interests of Wude Shanghai are owned by Shenzhen Heme Enterprise Consulting Partnership (Limited Partnership), a limited partnership organized under the laws of the PRC.

** The 49% equity interests of Heme Brand are owned by Yafang Liu (25%) and Guoming Huang (24%)

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

Selected Condensed Consolidated Financial Schedule of Meiwu Technology Company Limited, its subsidiaries, and the VIE

The following tables present selected condensed consolidated financial data of Meiwu Technology Company Limited. and its subsidiaries and VIE for the fiscal years ended December 31, 2022, 2021, and 2020, and balance sheet data as of December 31, 2022 and 2021, which have been derived from our audited consolidated financial statements for those years.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

	For the year ended December 31, 2020
USD	Meiwu Technology Company Limited	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	22,125,320	-	22,125,320
Net Loss	(253,604)	-	(1,964,458)	-	(2,218,062)
Comprehensive Loss	(253,604)	-	(2,170,243)	-	(2,423,847)

	For the year ended December 31, 2021
USD	Meiwu Technology Company Limited	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	12,258,451	-	12,258,451
Net Loss	(557,055)	(531)	(1,099,792)	539,792	(1,117,586)
Comprehensive Loss	(557,055)	(525)	(697,525)	539,792	(715,313)

	For the year ended December 31, 2022
USD	Meiwu Technology Company Limited	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	9,239,819	1,738,752	-	10,978,571
Net Loss	(778,038)	(456,268)	(2,695,110)	(7,290,435)	(11,219,851)
Comprehensive Income	(778,038)	(445,141)	(4,241,837)	(7,290,435)	(12,755,451)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2021
USD	Meiwu Technology Company Limited	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash and cash equivalents	-	26,205,765	428,567	-	26,634,332
Total current assets	26,470,490	26,206,000	1,784,689	(26,470,490)	27,990,689
Total assets	26,470,490	26,206,000	2,084,040	(26,470,490)	28,290,040
Total liabilities	6,539,089	26,206,776	4,934,990	(27,016,642)	10,664,213
Total shareholders’ equity	19,931,401	(776)	(2,850,950)	546,152	17,625,827
Total liabilities and shareholders’ equity	26,470,490	26,206,000	2,084,040	(26,470,490)	28,090,040

	As of December 31, 2022
USD	Meiwu Technology Company Limited	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash and cash equivalents	30,541	23,582,817	103,410	-	23,716,768
Total current assets	27,368,918	5,496,545	702,484	(3,693,757)	29,874,190
Total assets	27,368,918	5,499,860	1,225,345	3,901,518	37,995,641
Total liabilities	4,171,650	5,087,570	6,490,346	2,189,860	17,939,426
Total shareholders’ equity	23,197,268	412,290	(5,265,001)	1,711,658	20,056,215
Total liabilities and shareholders’ equity	27,368,918	5,499,860	1,225,345	3,901,518	37,995,641

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2020
USD	Meiwu Technology Company Limited	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	(385,058)	-	5,236,832	-	4,851,774
Net cash provided by (used in) investing activities	(26,500,000)	-	44,715	-	(26,455,285)
Net cash provided by financing activities	26,588,357	-	809,078	274,591	27,672,026

	For the year ended December 31, 2021
USD	Meiwu Technology Company Limited	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	(732,159)	1,565	(8,500,703)	539,791	(8,691,506)
Net cash provided by (used in) investing activities	26,500,000	-	(81,197)	-	26,418,803
Net cash provided by (used in) financing activities	(26,072,596)	26,500,000	1,826,612	(1,140,737)	1,113,279

	For the year ended December 31, 2022
USD	Meiwu Technology Company Limited	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	(1,384,162)	(227,664)	238,434	(4,148,948)	(5,522,340)
Net cash used in investing activities	-	(25,916)	-	-	(25,916)
Net cash provided by (used in) financing activities	3,041,019	(2,396,401)	(856,123)	(3,089,005)	2,877,500

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

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Dacheng, that our contractual arrangements are in compliance with the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented.

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

As of the date of this amendment to the annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to our initial listing or subsequent offerings. As the Overseas Listings Rules were newly published and there exists uncertainty with respect to the filing requirements and its implementation, if we are required to submit to the CSRC and complete the filing procedure of our subsequent overseas public offerings, we cannot be sure that we will be able to complete such filings in a timely manner. Any failure or perceived failure by us to comply with such filing requirements under the Overseas Listings Rules may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

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

The following diagram illustrates our current corporate structure as of the date of this amendment to the annual report:

* The 49% equity interests of Wude Shanghai are owned by Shenzhen Heme Enterprise Consulting Partnership (Limited Partnership), a limited partnership organized under the laws of the PRC.

** The 49% equity interests of Heme Brand are owned by Yafang Liu (25%) and Guoming Huang (24%)

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

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business,” “Risk Factors” and elsewhere in this annual report. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this annual report, as amended. We are not obligated to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. See “Cautionary Note Regarding Forward-Looking Statements.”

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

The following diagram illustrates our corporate structure as of the date of this amendment to the annual report:

* The 49% equity interests of Wude Shanghai is owned by Shenzhen Heme Enterprise Consulting Partnership (Limited Partnership), a limited partnership organized under the laws of the PRC.

** The 49% equity interests of Heme Brand is owned by Yafang Liu (25%) and Guoming Huang (24%)

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

Through the VIE Agreements among WFOE, the VIE, and the VIE’s shareholders, we are deemed to be the primary beneficiary of, the VIE for accounting purposes only and must consolidate the VIE because it met the conditions under U.S. GAAP to consolidate the VIE.

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

Risks Associated with Our Corporate Structure and the VIE Agreements

The VIE structure cannot completely replicate a foreign investment in China-based companies, as the shareholders will not and may never hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us. Because we do not hold equity interests in the VIE, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements as they have not been tested in a court of law. See “Risk Factors — Risks Relating to Our Corporate Structure” starting on page 28 of this annual report, “Risk Factors — Risks Relating to Doing Business in the PRC” starting on page 31 of this annual report for more information.

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

As confirmed by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou) (“Dacheng”), we are not in violation of any of the aforementioned measures issued by the CAC, and we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this amendment to the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying the PRC operating entities, the VIE or any of the VIE’s subsidiaries as critical information infrastructure operators or requiring the PRC operating entities or the VIE to go through cybersecurity review or network data security review by the CAC. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

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

Dividend Distributions or Assets Transfer among the Holding Company, its Subsidiaries and the VIE

As of the date of this amendment to the annual report, none of our subsidiaries or the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. Please see page 54 for the selected condensed consolidated financial data of us, our subsidiary and the VIE. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our ordinary shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

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

That being said, the CAC Revised Measures empowers the cybersecurity review office to initiate cybersecurity review when they believe any particular data processing activities “affect or may affect national security”. In addition, on November 14, 2021, the CAC promulgated the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft CAC Regulations”), and according to the Draft CAC Regulations, any data processors shall, in accordance with relevant state provisions, apply for a cybersecurity review when carrying out, among other things, “other data processing activities that affect or may affect national security”. As confirmed by our PRC counsel, Dacheng, we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying the PRC operating entities, the VIE, or any of the VIE’s subsidiaries as critical information infrastructure operators or requiring the PRC operating entities the VIE, or any of the VIE’s subsidiaries to go through cybersecurity review or network data security review by the CAC.

On February 17, 2023, the CSRC promulgated the Trial Measures of, and the Overseas Listings Rules, which has become effective on March 31, 2023. On the same date of the issuance of the Overseas Listings Rules, the CSRC circulated the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises (the “Notice”). Pursuant to the Trial Measures and the Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing before March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listings Rules. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this amendment to the annual report, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect our listing on the Nasdaq Capital Market. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

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

	Year ended		Year ended
	December 31,		December 31,		Variance
	2022	% of revenue	2021	% of revenue	Amount	%

NET REVENUES
Net Product Revenue	$2,144,218	20%	$12,145,532	99%	$(10,001,314)	(82)%
Net Service Revenue	8,834,353	80%	112,919	1	8,721,434	7,724%
Total Net Revenues	10,978,571	100%	12,258,451	100%	(1,279,880)	(10)%
COST OF REVENUES	9,803,883	89%	9,418,606	77%	385,277	4%
GROSS PROFIT	1,174,688	11%	2,839,845	23%	(1,665,157)	(59)%
OPERATING EXPENSES
Sales and Marketing Expenses	1,086,567	10%	1,473,719	12%	(392,152)	(27)%
General and Administrative Expenses	2,802,132	26%	2,015,215	16%	786,917	39%
Research and Development Expenses	1,030,359	9%	452,608	4%	577,751	128%
Total Operating Expenses	4,914,058	45%	3,941,542	32%	972,516	25%
LOSS FROM OPERATIONS	(3,739,370)	(34)%	(1,101,697)	(9)%	(2,637,673)	239%
Assets impairment loss	(6,736,684)	(61)%	(144,520)	(1)%	(6,592,164)	4,561%
Gain on disposal of subsidiary	14,002	-	26,049	-	(12,047)	(46)%
Other (expense) income, net	(546,655)	(5)%	102,582	1%	(649,237)	(633)%
LOSS BEFORE INCOME TAX	(11,008,707)	(100)%	(1,117,586)	(9)%	(9,891,121)	885%
Provision for Income Taxes	211,144	2%	-	-	211,144	100%
NET LOSS	(11,219,851)	(102)%	(1,117,586)	(9)%	(10,102,265)	904%
Less: net loss attributable to non-controlling interest	(147,835)	(1)%	(35,640)	-	(112,196)	315%
NET LOSS ATTRIBUTABLE TO THE OWNERS’ COMPANY	(11,072,016)	(101)%	(1,081,946)	(9)%	(9,990,069)	923%
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	(1,535,600)	(14)%	402,273	3%	(2,080,153)	(517)%
COMPREHENSIVE LOSS	$(12,755,451)	(116)%	$(715,313)	(6)%	$(12,182,418)	1,703%

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

Other comprehensive income

Foreign currency translation adjustments amounted to $1,535,600 and negative $402,275 for the year ended December 31, 2022 and 2021, respectively. The balance sheet amounts, with the exception of equity, on December 31, 2022 were translated at 1.00 RMB to $0.1450 as compared to 1.00 RMB to $0.1568 on December 31, 2021. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the year ended December 31, 2022 and 2021 were 1.00 RMB to $0.1486 and 1.00 RMB to $0.1550, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

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

Cash flows for the years ended December 31, 2022 ,2021 and 2020

The following table sets forth cash flow data for the year ended December 31, 2021, 2020 and 2019:

	Years Ended
	December 31,
	2022	2021	2020
Net cash provided by (used in) operating activities	$(5,522,340)	$(8,691,506)	$4,851,774
Net cash provided by (used in) investing activities	(25,916)	26,418,803	(26,455,285)
Net cash provided by financing activities	2,877,500	1,113,279	27,672,026
Effect of changes of foreign exchange rate on cash	(246,808)	765,792	413,155
Net increase in cash and cash equivalents	$(2,917,564)	$19,606,368	$6,481,670

Operating Activities

Net cash used in operating activities was approximately $5.5 million for the year ended December 31, 2022. Net cash used in operating activities in fiscal year 2022 mainly consisted of net loss of $11.2 million, adjustments of $6.8 million non-cash items, an increase of $4.1 million in account receivable, a decrease of $3.3 million in account payable and an increase of $1.2 million in advances to suppliers.

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

Investing Activities

Net cash used in investing activities was $25,916 for the year ended December 31, 2022, which was mainly investment in purchasing of property and equipment of $25,916.

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

Service revenue

The Company generate substantially all of the Company’s services revenue from the following service:

(1) Communication Platform-as-a-Service (“CPaaS”) which allows customers to send text messages using the Company’s cloud-based platform through the new acquired subsidiary Mahao; The Company account for revenue from customers’ usage of text message on the Company’s CPaaS platform as a separate performance obligation. The Company’s service fees are determined by applying the contractual unit price to the monthly usage volume of text messages sent and a contractual monthly fixed charge per subscriber multiplied by the number of subscribers recorded by the Company’s CPaaS platform where relevant. The cloud-based services to send text messages are sold separately to customers with observable standalone selling prices. In accordance with ASC 606, the Company recognize revenue upon the transfer of control of promised services provided to the Company’s customers, in the amount of consideration the Company expect to receive for those services (excluding sales taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

(2) Providing technical solutions to customers: The Company generates revenue from providing technical and maintenance services under separate contracts to customers as a principal. The terms of pricing stipulated in the contracts are fixed. One performance obligation is identified in the contracts with customers. Revenue is recognized upon the transfer of control of promised services provided to the Company’s customers, in the amount of consideration the Company expect to receive for those services (excluding sales taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

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

D. Employees.

As of the date of this amendment to the annual report, we employed a total of 53 employees, located in Shenzhen, China. The following table sets forth breakdown of our employees by function:

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

E. Share ownership.

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of this amendment to the annual report by:

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

Although the law in this regard is unclear, we are treating Meiwu Shenzhen as being owned by us for United States federal income tax purposes, because we are deemed as the primary beneficiary of Meiwu Shenzhen and are able to consolidate their results of operations in our consolidated financial statements under U.S. GAAP, because of the VIE Agreement. ,As of the date of this amendment to the annual report, the VIE Agreements, as a whole, have not been tested in any PRC court. There is no guarantee that these contractual arrangements, as a whole, would be enforceable if they were tested in a PRC court. Assuming that we are the owner of Meiwu Shenzhen under the PFIC rules of the U.S. federal income tax laws, and based upon our income and assets, and the value of our Ordinary Shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 or that we will be a PFIC for the taxable year ending December 31, 2023 and we do not anticipate becoming a PFIC in the foreseeable future.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2022, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were ineffective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the “COSO criteria”). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2022, the Company’s internal control over financial reporting was not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US GAAP.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2022 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

Item 18. Financial Statements.

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F:

Exhibit No.	Exhibit Description	Filed Herewith
1.1†	Certificate of Incorporation of Advancement International Limited
1.2†	Memorandum and Articles of Association of Advancement International Limited
1.3†	Certificate of Change of Name from Advancement International Limited to Wunong Net Technology Company Limited
1.4†	Memorandum and Articles of Association of Wunong Net Technology Company Limited
1.5†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of August 19, 2019
1.6†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of October 18, 2019
1.7†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of December 2, 2019
1.8	Certificate of Name Change of Meiwu Technology Company Limited, dated October 6, 2021 (7)
2.1	Description of Securities(9)
4.1†	Specimen Certificate for Ordinary Shares(9)
4.2	2022 Equity Incentive Plan (6)
8.1	List of Subsidiaries(9)
10.1†	Employment Agreement between the Company and its executive officers
10.2†	English translation of Wunong Mall User Agreement entered into by and between Wunong Technology (Shenzhen) Co., Ltd and Users of Wunong Mall dated December 27, 2018
10.3†	English translation of Form of WNW108.comSelf-Operated E-commerce Cooperation Agreement (2019 version)
10.4†	English translation of Form of Cooperation Agreement on Operating Service Center (2019 version)
10.5†	English translation of Pre-Ordering Cooperation Agreement between Wunong Technology (Shenzhen) Co., Ltd. and Jilin Original Ecological Agriculture Technology Development Co., Ltd
10.6†	Exclusive Purchase Rights Agreement among Guo Gangtong Trade (Shenzhen) Co., Ltd, Peijiang Chen, Changbin Xia, Hanwu Yang, Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership), and Wunong Technology (Shenzhen) Co., Ltd dated March 2, 2019
10.7†	Exclusive Technology Consulting Services Agreement entered into by and between Guo Gangtong Trade (Shenzhen) Co., Ltd and Wunong Technology (Shenzhen) Co., Ltd dated March 2, 2019
10.8†	Proxy Agreement among Peijiang Chen, Changbin Xia, Hanwu Yang, Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership), Guo Gangtong Trade (Shenzhen) Co., Ltd, and Wunong Technology (Shenzhen) Co., Ltd
10.9†	Equity Pledge Agreement among Guo Gangtong (Shenzhen) Co., Ltd, Peijiang Chen, Changbin Xia, Hanwu Yang, and Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership) dated March 2, 2019
10.10	English translation of Tenancy Surrender Agreement entered into by and between Shenzhen Zhichuang Matrix Technology Co., Ltd. And Wunong Technology (Shenzhen) Co., Ltd. dated December 21, 2021 (Office) (7)
10.11†	English translation of Rental Contract entered into by and between Shenzhen Xinhao Precision Technology Co., Ltd and Shenzhen Zhichuang Juzhen Technology Ltd.
10.12†	English translation of Rental Contract entered into by and between Shenzhen Hourui Joint-Stock Cooperation Company and Shenzhen Xinhao Precision Technology Co., Ltd. dated March 3, 2017
10.13†	English translation of Certificate of Ownership
10.14†	English translation of Renewal Shop Rental Contract entered into by and between Shenzhen Zhichuang Juzhen Technology Ltd. and Wunong Catering Chain Management (Shenzhen) Co., Ltd. dated October 15, 2019

10.15	English Translation of Shenzhen Housing Rental Contract (Non-Residential) entered into by and between Shenzhen Bao’an Industrial Investment Group Co., Ltd and Wunong Technology (Shenzhen) Co., Ltd. (7)
10.16	English Translation of Housing Lease Contract entered into by and between Heping Liu and Yanling Qi dated January 20, 2021 (7)
10.17	English Translation of Meeting Room Rental Contract entered into by and between Heping Liu and Wunong Technology (Shaanxi) Co., Ltd dated January 20, 2021 (7)
10.18††	Equity Transfer Agreement dated January 8, 2021, by and between Meiwu Shenzhen and Wunong Liaoning.
10.19	Employment Agreement dated July 16, 2021 by and between the Company and Mr. Xinliang Zhang(1)
10.20	Offer Letter issued to Changbin Xia, dated December 14, 2021(2)
10.21	Employment Agreement by and between Zihao Liu and the Company, dated March 9, 2023(8)
10.22	Share Purchase Agreement by and among the Company, Magnum International Holdings Limited and all the shareholders of Magnum International Holdings Limited(4)
10.23	Offer Letter issued to Jinfeng He dated April 7, 2022(5)
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	**
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	**
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	**
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	**
15.1	Consent Letter of Audit Alliance LLP	*
15.2	Consent Letter of Enrome LLP	*
99.1	Consent Letter of Beijing Dacheng Law Offices, LLP (Fuzhou)	*
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

(9) Incorporated by reference to our Annual Report on Form 20-F filed on May 12, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xinliang Zhang

	By:	/s/ Xinliang Zhang
	Name:	Xinliang Zhang
	Title:	Chief Executive Officer

Date: October 18, 2023

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

Singapore

May 12, 2023, except for Note 3, 4 and 8, as to which the date is October 18, 2023.

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

Singapore

May 9, 2022

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,
	Note	2022	2021
ASSETS
Current Assets:
Cash and cash equivalents		$23,716,768	$26,634,332
Accounts receivable	5	4,043,473	433,002
Advances to suppliers, net		1,382,172	231,230
Inventories, net		344,823	432,955
Other current assets	6	386,954	259,170
Total Current Assets		29,874,190	27,990,689
Non-Current Assets:
Property and equipment, net	7	183,386	279,518
Right-of-use lease assets,	11	227,603	19,833
Deferred Offering Costs		9,893	-
Goodwill	8	7,700,569	-
Total Non-Current Assets		8,121,451	299,351
TOTAL ASSETS		37,995,641	28,290,040

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term loan	9	332,309	47,054
Accounts payable	10	4,990,647	1,659,501
Contract liabilities		747,093	1,153,717
Lease liabilities	11	107,467	19,068
Tax Payable		204,232	-
Accrued expenses and other current liabilities		1,964,469	928,072
Total Current Liabilities		8,346,217	3,807,412
Non-Current Liabilities:
Due to related parties	13	3,679,717	6,442,729
Long-term loan	9	218,722	414,072
Convertible notes	14	5,550,607	-
Lease liabilities	11	144,163	-
Total Non-Current Liabilities		9,593,209	6,856,801
TOTAL LIABILITIES		17,939,426	10,664,213

Commitment and Contingencies

STOCKHOLDERS’ EQUITY	12
Ordinary shares, no par value, unlimited shares authorized; 60,945,313 and 32,968,755 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively		-	-
Additional paid-in capital		38,571,534	23,385,695
Accumulated deficit		(17,081,329)	(6,009,313)
Accumulated other comprehensive income (loss)		(1,281,864)	253,736
Equity attributable to owners of the Company		20,208,341	17,630,118
Non-controlling interests		(152,126)	(4,291)
TOTAL STOCKHOLDERS’ EQUITY		20,056,215	17,625,827

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$37,995,641	$28,290,040

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

		For the years ended
		December 31,
	Note	2022	2021	2020

REVENUE
Product revenue		$2,144,218	$12,145,532	$22,096,730
Service revenue		8,834,353	112,919	28,590
Total revenue		10,978,571	12,258,451	22,125,320

COST OF REVENUE
Product revenue		1,905,037	9,343,477	17,967,581
Service revenue		7,898,846	75,129	12
Total cost of revenue		9,803,883	9,418,606	17,967,593
GROSS PROFIT		1,174,688	2,839,845	4,157,727

OPERATING EXPENSES
Sales and Marketing Expenses		1,081,567	1,473,719	3,994,966
General and Administrative Expenses		2,802,132	2,015,215	1,872,107
Research and Development Expenses		1,030,359	452,608	527,974
Total operating expenses		4,914,058	3,941,542	6,395,047
LOSS FROM OPERATIONS		(3,739,370)	(1,101,697)	(2,237,320)

Assets impairment loss		(6,736,684)	(144,520)	-
Gain on disposal of subsidiary		14,002	26,049	-
Other (loss) income, net		(546,655)	102,582	19,258
LOSS BEFORE INCOME TAX		(11,008,707)	(1,117,586)	(2,218,062)
Provision for Income Taxes	15	211,144	-	-
NET LOSS		(11,219,851)	(1,117,586)	(2,218,062)
Less: net loss attributable to non-controlling interest		(147,835)	(35,640)	-
NET LOSS ATTRIBUTABLE TO THE OWNERS’ COMPANY		(11,072,016)	(1,081,946)	(2,218,062)

OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment		(1,535,600)	402,273	(205,785)
TOTAL COMPREHENSIVE LOSS		$(12,755,451)	$(715,313)	$(2,423,847)

LOSS PER SHARE – BASIC AND DILUTED		$(0.29)	$(0.03)	$(0.12)
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC AND DILUTED		44,445,636	25,851,456	20,191,781

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

					Accumulated
	Ordinary Shares		Additional		Other	Non-
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income/(Loss)	controlling interests	Total
Balance as of December 31, 2019	20,000,000	-	$1,003,447	$(2,709,305)	$57,248	$-	$(1,648,610)
Ordinary Shares issued	5,000,000	-	20,810,388	-	-	-	20,810,388
Capital Contributions	-	-	163,847	-	-	-	163,847
Net Loss	-	-	-	(2,218,062)	-	-	(2,218,062)
Foreign Currency Translation Adjustments	-	-	-	-	(205,785)	-	(205,785)
Balance as of December 31, 2020	25,000,000	$-	$21,977,682	$(4,927,367)	$(148,537)	$-	$16,901,778
Ordinary Shares issued for the acquisitions	7,968,755	-	-	-	-	-	-
Capital Contributions	-	-	1,408,013	-	-	-	1,408,013
Disposal of subsidiaries	-	-	-	-	-	31,349	31,349
Net Loss	-	-	-	(1,081,946)	-	(35,640)	(1,117,586)
Foreign Currency Translation Adjustments	-	-	-	-	402,273	-	402,273
Balance as of December 31, 2021	32,968,755	$-	$23,385,695	$(6,009,313)	$253,736	$(4,291)	$17,625,827
Ordinary Shares issued for the acquisitions	27,976,558	-	15,132,000	-	-	-	15,132,000
Capital Contributions	-	-	53,839	-	-	-	53,839
Net Loss	-	-	-	(11,072,016)	-	(147,835)	(11,219,851)
Foreign Currency Translation Adjustment	-	-	-	-	(1,535,600)	-	(1,535,600)
Balance as of December 31, 2022	60,945,313	-	38,571,534	(17,081,329)	(1,281,864)	(152,126)	20,056,215

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	December 31,
	2022	2021	2020

Cash flows from operating activities:
Net Loss	$(11,219,851)	$(1,117,586)	$(2,218,062)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	87,973	388,319	307,563
Gains on withdrawal of Right-of-use lease assets	-	(53,816)	-
Bad debt expense	491,868	144,520	-
Gain on disposal of subsidiaries	(14,002)	(26,049)	-
Impairment of goodwill	6,244,555	-	-
Change in operating assets and liabilities:
Account receivable, net	(4,102,339)	17,009	(415,749)
Prepaid expenses	-	-	123,896
Inventories, net	88,132	1,124,567	(1,195,104)
Other current assets	(345,447)	(176,613)	(21,551)
Advances to suppliers, net	(1,150,942)	361,443	(58,015)
Rent deposit	-	44,347	-
Deferred offering costs	-	-	(339,727)
Accounts payable	3,331,146	(4,123,850)	4,198,669
Contract liabilities	(406,624)	(4,251,510)	3,570,025
Tax payable	204,232	33,690	(98,610)
Lease liability	232,562	(256,432)	(227,221)
Accrued expenses and other current liabilities	1,036,397	(799,545)	1,225,660
Net cash (used in) provided by operating activities	(5,522,340)	(8,691,506)	4,851,744

Cash flows from investing activities:
Investment in loan receivable	-	-	(26,500,000)
Proceeds from the investment in loan receivable	-	26,500,000	-
Issuance of shares of common stock for the equity acquisition	-	-	72,420
Purchase of plant and equipment	(25,916)	(81,197)	(27,705)
Net cash (used in) provided by investing activities	(25,916)	26,418,803	(26,455,285)

Cash flows from financing activities:
(Payment to) Proceeds from related parties loans	(2,763,012)	(750,490)	1,005,461
Proceeds from convertible promissory notes	5,550,607	-	-
IPO proceeds due to related party	-	-	4,999,550
Proceeds from borrowings	285,255	455,756	-
Proceeds from initial public offering	-	-	21,500,450
Repayment of Bank loans	(195,350)	-	-
Capital contributions	-	1,408,013	166,565
Net cash provided by financing activities	2,877,500	1,113,279	27,672,026

Effect of changes of foreign exchange rate on cash	(246,808)	765,792	413,155

Net (decrease) increase in cash	(2,917,564)	19,606,368	6,481,670

Cash and cash equivalents at the Beginning of financial year	26,634,332	7,027,964	546,294

Cash and cash equivalents at the end of financial year	$23,716,768	$26,634,332	$7,027,964

SUPPLEMENTARY CASH FLOW INFORMATION:
Right of use assets obtained in exchange for operating lease liabilities	302,631	37,270	-
Deferred offering cost reduces additional paid-in capital	$(9,893)	$-	$652,871

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

● Business combinations

The Company accounted for its business combination using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained non-controlling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

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

Service revenue

The Company generate substantially all of the Company’s services revenue from the following service:

(1)	Communication Platform-as-a-Service (“CPaaS”) which allows customers to send text messages using the Company’s cloud-based platform through the new acquired subsidiary Mahao; The Company account for revenue from customers’ usage of text message on the Company’s CPaaS platform as a separate performance obligation. The Company’s service fees are determined by applying the contractual unit price to the monthly usage volume of text messages sent and a contractual monthly fixed charge per subscriber multiplied by the number of subscribers recorded by the Company’s CPaaS platform where relevant. The cloud-based services to send text messages are sold separately to customers with observable standalone selling prices. In accordance with ASC 606, the Company recognize revenue upon the transfer of control of promised services provided to the Company’s customers, in the amount of consideration the Company expect to receive for those services (excluding sales taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

(2)	Providing technical solutions to customers: The Company generates revenue from providing technical and maintenance services under separate contracts to customers as a principal. The terms of pricing stipulated in the contracts are fixed. One performance obligation is identified in the contracts with customers. Revenue is recognized upon the transfer of control of promised services provided to the Company’s customers, in the amount of consideration the Company expect to receive for those services (excluding sales taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

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

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. ACQUISITIONS

● The acquisition of Yundian

On March 31, 2022, the Company entered into a Share Purchase Agreement (“SPA”) with Magnum International Holdings Limited, a British Virgin Islands business company (the “Yundian BVI”), and all the shareholders of Yundian BVI, who collectively hold 100% issued and outstanding shares of Yundian BVI (the “Sellers”). Yundian BVI indirectly owns 100% of Dalian Yundian Zhiteng Technology Company Limited (“Yundian”), a company organized under the laws of the PRC, via Yundian BVI’s wholly-owned subsidiary in Hong Kong, Yun Tent Technology Company Limited. Yundian is a company engaging in the information technology and communication engineering based in Dalian, China. Pursuant to the SPA, the Company agreed to acquire 100% of the issued and outstanding shares of Yundian BVI. Upon the closing, the aggregate purchase price for Yundian was $6,372,000 and 9,000,000 Ordinary Shares was provided. The closing of the Yundian SPA occurred on April 19, 2022.

The following summarizes the identified assets acquired and liabilities assumed pursuant to the acquisition of Yundian as of April 19, 2022:

Items	Amount
Assets
Cash and cash equivalents	$4,402
Other current assets	36,575
Goodwill	6,596,636
Liabilities
Accounts payable	(141)
Accrued expenses and other current liabilities	(265,472)
Total net assets	$6,372,000

The fair value of all assets acquired and liabilities assumed is the estimated book value of the Yundian. Goodwill represents the excess of the fair value of purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of Yundian at the acquisition date.

● The acquisition of Mahao

On June 23, 2022, the Company entered into a Stock Purchase Agreement (“SPA”) with Mahaotiaodong Information Technology Company Limited (the “Mahao BVI”) to acquire Mahaotiaodong (Xiamen) Technology Company Limited (“Mahao”). Upon the closing, the aggregate purchase price for Mahao was $6,120,000 and 10,000,000 Ordinary Shares was provided. The closing of the Mahao SPA occurred on June 23, 2022.

The following summarizes the identified assets acquired and liabilities assumed pursuant to the acquisition of Yundian as of June 23, 2022:

Items	Amount
Assets
Cash and cash equivalents	$21
Accounts receivable	613,198
Advances to suppliers, net	4,343,744
Other current assets	78,073
Goodwill	5,956,203
Liabilities
Accounts payable	(440,392)
Advance from customer	(4,410,090)
Accrued expenses and other current liabilities	(20,757)
Total net assets	$6,120,000

The fair value of all assets acquired and liabilities assumed is the estimated book value of the Mahao. Goodwill represents the excess of the fair value of purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of Mahao at the acquisition date.

● The acquisition of Yuanxing

On December 12, 2022, the Company entered into a Share Purchase Agreement (“SPA”) with Xinfuxin International Holdings Limited, a British Virgin Islands business company (the “Yuanxing BVI”), and all the shareholders of Yuanxing BVI, who collectively hold 100% issued and outstanding shares of Yuanxing BVI (the “Sellers”). Yuanxing BVI indirectly owns 100% of Hunan Yuanxing Chanrong Technology Co., Ltd (“Yuanxing”), a company organized under the laws of the PRC, via Yuanxing BVI’s wholly-owned subsidiary in Hong Kong, Antai Medical Limited. Pursuant to the SPA, the Company agreed to acquire 100% of the issued and outstanding shares of Yuanxing BVI. Upon the closing, the aggregate purchase price for Yuanxing was $2,640,000 and 12,000,000 Ordinary Shares was provided. The closing of the Yuanxing SPA occurred on December 23, 2022.

The following summarizes the identified assets acquired and liabilities assumed pursuant to the acquisition of Yuanxing as of December 23, 2022:

Items	Amount
Assets
Cash and cash equivalents	$12,484
Accounts receivable	767,120
Advances to suppliers, net	216,927
Other current assets	231,687
Property and equipment, net	3,329
Other non-current assets	17,631
Goodwill	1,744,366
Liabilities
Accounts payable	(203,901)
Advance from customer	(21,487)
Accrued expenses and other current liabilities	(128,156)
Total net assets	$2,640,000

The fair value of all assets acquired and liabilities assumed is the estimated book value of the Yuanxing. Goodwill represents the excess of the fair value of purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of Yuanxing at the acquisition date.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. ACCOUNTS RECEIVABLE

As of December 31, 2022 and 2021, the Company has accounts receivable of $4,043,473 and $433,002. The aging of account receivables were all less than 30 days. The allowance for doubtful accounts was $400,262 and nil as of December 31, 2022 and 2021.

6. OTHER CURRENT ASSETS

The other current assets as of December 31, 2022 and 2021 consist of the following:

	December 31,	December 31,
	2022	2021
Staff advance	$268,446	110,747
Deposit	65,659	33,713
VAT recoverable	18,861	61,697
Receivable for disposal	28,997	31,369
Others	4,991	21,644
Total of other current assets	$386,954	259,170

7. PLANT AND EQUIPMENT

Plant and equipment consist of the following:

	December 31,
	2022	2021

Computer and accessories	$63,289	$68,466
Office Equipment	202,487	45,206
Vehicle	26,110	28,246
Leasehold improvement	234,744	416,071

Less: accumulated depreciation	(343,244)	(278,471)
Plant and equipment, net	$183,386	$279,518

Depreciation expense for the years ended December 31, 2022, 2021 and 2020 was $87,973, $109,362 and $74,321, respectively.

8. GOODWILL

Balance as of December 31, 2021	$-
Addition	14,297,205
Impairment loss	(6,596,636)
Balance as of December 31, 2022	$7,700,569

The goodwill associated with the acquisition of: (i) Yundian of $6,596,636; (ii) Mahao of $5,956,203 and (iii) Yuanxing of $1,744,366, were initially recognized at the acquisition closing dates. The Company estimated the fair value of acquired assets and liabilities with the assistance of an independent valuation firm.

As of December 31, 2022 and 2021, the goodwill amounted to $7,700,569 and nil, respectively. Impairment losses for the year ended December 31, 2022 was $6,596,636 and currency translation difference was $352,081.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. BANK LOANS

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

10. ACCOUNTS PAYABLE

The accounts payable as of December 31, 2022 and 2021 consist of the following:

	December 31,	December 31,
	2022	2021
Accounts payable to suppliers	$1,614,871	1,659,501
Accounts payable for technical service	3,375,776
Total of other current assets	$4,990,647	1,659,501

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. RIGHTS-OF-USE LEASE ASSETS, NET

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

12. EQUITY

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

12. EQUITY (CONTINUED)

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

13. RELATED PARTY BALANCES AND TRANSACTIONS

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

13. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

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

14. CONVERTIBLE NOTES

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

15. TAXATION

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

15. TAXATION (CONTINUED)

The Company’s deferred tax assets were as follows:

	December 31, 2022	December 31, 2021

Tax effect of net operating losses carried forward	3,968,729	1,411,062
Valuation allowance	(3,968,729)	(1,411,062)
Deferred tax assets, net	$-	$-

There were no uncertain tax positions as of December 31, 2022 and 2021 and the Company does not believe that this will change over the next twelve months.

16. SEGMENT REPORTING

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

16. SEGMENT REPORTING (CONTINUED)

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

17. COMMITMENTS

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

18. SUBSEQUENT EVENTS

On March 24, 2023, Wunong Shaanxi has stopped its business.

These consolidated financial statements were approved by management and available for issuance on May 12, 2023. The Company has evaluated subsequent events through this date and concluded that there are no additional reportable subsequent events other than that disclosed in above.

