Form 20-F/A
period 2022-12-31
Meiwu Technology Co Ltd
filed 2023-12-27
CIK 1787803

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.2)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

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

☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 2 to Form 20-F (“Amendment No. 2”) amends our Annual Report on Form 20-F for the fiscal year ended March 31, 2023 (the “Form 20-F”), which was originally filed with the U.S. Securities and Exchange Commission on July 27, 2023 (the “Original Filing Date”) and amended on October 18, 2023. This Amendment No. 2 is being filed by the Company in order to address certain additional comments made by the U.S. Securities and Exchange Commission regarding the Form 20-F.

In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, as amended, this Amendment No. 2 includes new certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, dated as of the filing date of this Amendment No. 2.

Unless otherwise stated herein, this Amendment No. 2 continues to present information as at the Original Filing Date and does not amend, supplement or update any information contained in the Form 20-F to give effect to any subsequent events. The filing of this Amendment No. 2, and the inclusion of newly updated auditor’s consent, should not be understood to mean that any other statements or disclosure contained in the Form 20-F are true and complete as of any date subsequent to the Original Filing Date, except as expressly noted above. Accordingly, this Amendment No. 2 should be read in conjunction with the Form 20-F.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Our Corporate Structure

We are an offshore holding company incorporated in the British Virgin Islands and not a Chinese operating company. As a holding company with no material operations, our operations were conducted in China by (i) the VIE, Meiwu Shenzhen, and (ii) the VIE’s subsidiaries, Jiayuan Liquo, Wunong Shaanxi, Heme Shenzhen, Wude Shanghai and Meiwu Catering. You are holding equity interests in the BVI company, Meiwu, not the VIE. Neither we nor our subsidiaries own any equity interests in the VIE. WFOE, the VIE and the shareholders of the VIE entered into a series of contractual arrangements, also known as the “VIE Agreements”, pursuant to which we are able to consolidate the financial results of the VIE in our consolidated financial statements because we are deemed as the primary beneficial of the VIE under generally accepted accounting principles in the U.S. (“U.S. GAAP”), and this structure involves unique risks to investors. However, these VIE agreements have not been tested in a court of law in China as of the date of this annual report.  The VIE structure provides contractual exposure to foreign investment in China-based companies. Chinese law though prohibits direct foreign investment in operating companies, does not prohibit direct foreign investment in the VIEs. As a result of our use of the VIE structure, investors may never directly hold equity interests in the VIE and its subsidiaries. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material a change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. See “Item 3 Key Information — D. Risks Factors - If the PRC government deems that the contractual arrangements in relation to the VIE, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our ordinary shares may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our PRC subsidiaries or the VIE that conduct all of our operations”.

The following diagram illustrates our corporate structure as of the date of this amendment to the annual report:

Meiwu Technology Company Limited
(British Virgin Island)
"Meiwu"
100%
100%
Shenzhen Vande Technology Co., Ltd.
(Hong Kong)
"Vande"
100%
Magnum International Holdings Limited
(British Virgin Island)
"Magnum"
100%
Mahaotiaodong Information Technology Company
(British Virgin Island)
"Mahao BVI"
100%
Xinfuxin International Holdings Limited
(British Virgin Island)
"Xinfuxin"
100%
Guogangtong Trading (Shenzhen) Co.,Ltd
(PRC)
"WFOE"
100%
Yuntent Technology Limited
(Hong Kong)
"Yuntent"
100%
Delimond Limited
(Hong Kong)
"Delimond"
100%
ANTAI Medical Limited
(Hong Kong)
"ANTAI"
Contractual Agreements
Meiwu Zhishi Technology (Shenzhen) Co., Ltd
(PRC)
"Meiwu Zhishi"or"VIE"
100%
Dalian Yundianzhiteng Technology Co., Ltd
(PRC)
"Yundian"
100%
Code Beating (Xiamen) Technology Co., Ltd.
(PRC)
"Code Beating"
80%
Hunan Yuanxingchanrong Technology Co., Ltd
(PRC)
"Yuanxing"
100%
100%
Meiwu Catering Chain Management (Shenzhen) Co., Ltd.
(PRC)
"Meiwu Catering"
70%
Shenzhen Jiayuan Liquor Sales Co., Ltd
(PRC)
Jiayuan Liquor
51%
Wude Agricultural Technology (Shanghai) Co., Ltd.
(PRC)
"Wude Shanghai"*
51%
Heme Brand Management (Shenzhen) Co., Ltd
(PRC)
"Heme Brand"**
100%
Wunong Technology (Shaanxi) Co., Ltd
(PRC)
"Wunong Shaanxi"
( deregistered on March 24, 2023)
100%
Heme Catering Management (Shenzhen) Co., Ltd
(PRC)
"Heme Catering"
100%
Heme Grain Beverage Catering (Guangzhou) Co., Ltd
(PRC)
"Heme Guangzhou"
100%
Heme Grain Beverage Catering (Shenzhen) Co., Ltd
(PRC)
"Heme Shenzhen"
60%
Yulin Heme Grain Beverage Catering Management Co., Ltd
(PRC)
"Heme Yulin"

* The 49% equity interests of Wude Shanghai are owned by Shenzhen Heme Enterprise Consulting Partnership (Limited Partnership), a limited partnership organized under the laws of the PRC.

** The 49% equity interests of Heme Brand are owned by Yafang Liu (25%) and Guoming Huang (24%).

*** The 30% equity interests of Jiayuan Liquo are owned by Kun Xu (21%) and Xi 'an Senli Huinong Agricultural Technology Co. Ltd. (9%)

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

Our auditor is Enrome LLP, headquartered in Singapore. Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”), as amended, if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely for two consecutive years, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. See “Item 3. Key Information – D. Risk Factors - The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.” For more detailed discussion on page 11 of this annual report.

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

In summary, as confirmed by our PRC counsel, Dacheng, we, our subsidiaries, the VIE or the VIE’s subsidiaries are not required to obtain permission or approval from the PRC authorities including CSRC or CAC for the operation of the VIE or its subsidiaries, nor have we, our subsidiaries, the VIE, or any of the VIE’s subsidiaries received any denial. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we or the VIE, or any of its subsidiaries is required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and continue to offer securities to our investors. These adverse actions could cause the value of our Ordinary Shares to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on the U.S. exchange, which would likely cause the value of our securities to significantly decline or become worthless.

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

Risks Related to Our Corporate Structure and Operation

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us. See more detailed discussion of this risk factor on page 29 of this amendment to the annual report.

●	If the PRC government deems that the contractual arrangements in relation to the VIE, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our ordinary shares may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our PRC subsidiaries or the VIE that conduct all of our operations. See more detailed discussion of this risk factor on page 29 of this amendment to the annual report.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. See more detailed discussion of this risk factor on page 30 of this amendment to the annual report.

●	Contractual arrangements in relation to the VIE, may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment. See more detailed discussion of this risk factor on page 30 of this amendment to the annual report.

●	We may lose the ability to use and benefit from assets held by the VIE, that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding. See more detailed discussion of this risk factor on page 31 of this amendment to the annual report.

●	If the chops of WFOE, our PRC subsidiaries and the VIE, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised. See more detailed discussion of this risk factor on page 31 of this amendment to the annual report.

●	To the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our company, our subsidiaries, or the consolidated VIE by the PRC government to transfer cash/assets. See more detailed discussion of this risk factor on page 31 of this amendment to the annual report.

Risks Related to Doing Business in the People’s Republic of China

●	Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”), as amended, if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely for two consecutive years, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. See more detailed discussion of this risk factor on page 31 of this amendment to the annual report.

●	Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless. See more detailed discussion of this risk factor on page 31 of this amendment to the annual report.

●	Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business. See more detailed discussion of this risk factor on page 34 of this amendment to the annual report.

●	Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us. See more detailed discussion of this risk factor on page 35 of this amendment to the annual report.

●	We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC. See more detailed discussion of this risk factor on page 35 of this amendment to the annual report.

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

As confirmed by our PRC counsel, Dacheng, as our registration statement on Form F-1 relating to our initial public offering was declared effective on December 14, 2020 and we have completed our initial public offering and listing prior to March 31, 2023, we are not required to complete the filing procedures pursuant to the Trial Measures for our initial public offering. If in the future we are going to conduct any offering or financing in the U.S., we will complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. Based on the above and our understanding of the Chinese laws and regulations currently in effect as of the date of this annual report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission or approval from any PRC authorities for our subsidiaries or the VIE’s operations and to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. However, there remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure to obtain or delay in obtaining such approval, complete required filing or procedures, or a rescission of any such approval or filing obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory agencies may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from our initial public offering into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Ordinary Shares. In addition, if the CSRC, or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of the Ordinary Shares.

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

As of the date of this amendment to the annual report, we have not received any notice from any authorities identifying the PRC operating entities or the VIE as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. According to the CAC Revised Measures and as confirmed by our PRC counsel, Dacheng, we believe that the operations of the PRC operating entities and our listing will not be affected and that we will not be subject to cybersecurity review by the CAC, given that the PRC operating entities possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this amendment to the annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the CAC Revised Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the CAC Revised Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

On May 4, 2023, the VIE, Meiwu Shenzhen, together with an individual, Kun Xu (“Kun”) and an entity, Xi 'an Senli Huinong Agricultural Technology Co. LTD (“Senli Huinong”), established a new subsidiary in Shenzhen, China, Shenzhen Jiayuan Liquor Sales Co., Ltd (“Jiayuan Liquor”). Jiayuan Liquor’s registered capital is RMB 1.8 million (approximately, $252,180) and its equity interests are divided among Meiwu Shenzhen (70%), Kun (21%) and Senli Huinon (9%). Jiayuan Liquor’s domiciled address is 1603, Building C, Shenye Century Industrial Center, No. 743, Zhoushi Road, Hezhou Community, Hangcheng Street, Baoan District, Shenzhen.

The following diagram illustrates our current corporate structure:

* The 49% equity interests of Wude Shanghai are owned by Shenzhen Heme Enterprise Consulting Partnership (Limited Partnership), a limited partnership organized under the laws of the PRC.

** The 49% equity interests of Heme Brand are owned by Yafang Liu (25%) and Guoming Huang (24%).

*** The 30% equity interests of Jiayuan Liquo are owned by Kun Xu (21%) and Xi 'an Senli Huinong Agricultural Technology Co. Ltd. (9%)

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

The VIE Agreements

You are holding equity interests in the BVI company, Meiwu, not the VIE. Due to PRC legal restrictions on foreign ownership in the value-added telecommunications services, neither we nor our subsidiaries own any equity interest in Meiwu Shenzhen. Instead, WFOE, Meiwu Shenzhen and Meiwu Shenzhen’s shareholders entered into such a series of contractual arrangements, also known as VIE Agreements, on March 2, 2019. The VIE agreements consist of (i) exclusive technology consulting services agreement (the “Service Agreement”) which allows WFOE to receive substantially all of the economic benefits from the VIE; (ii) equity pledge agreements, pursuant to which, each shareholder of the VIE pledged all of their equity interests in Meiwu Shenzhen to WFOE as collateral to guarantee the performance of Meiwu Shenzhen to pay the service fee under the Service Agreement; (iii) exclusive purchase rights agreement, which provide WFOE with an exclusive option to purchase all or part of the equity interests in and/or assets of the VIE when and to the extent permitted by PRC laws, and (iv) proxy agreements, pursuant to which each shareholder of the VIE has authorized WFOE to exercise all of their rights as shareholders of the VIE.

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

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

	For the year ended December 31, 2020
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	-	22,125,320	-	22,125,320
Cost of revenue	-	-	-	17,967,593	-	17,967,593
Net Loss	(253,604)	-	-	(1,964,458)	-	(2,218,062)
Comprehensive Loss	(253,604)	-	-	(2,170,243)	-	(2,423,847)

	For the year ended December 31, 2021
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	-	12,258,451	-	12,258,451
Cost of revenue	-	-	-	9,418,606	-	9,418,606
Net Loss	(557,055)	(531)	-	(1,099,792)	539,792	(1,117,586)
Comprehensive Loss	(557,055)	(525)	-	(697,525)	539,792	(715,313)

	For the year ended December 31, 2022
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	9,239,819	1,738,752	-	10,978,571
Cost of revenue	-	-	8,494,105	1,309,778	-	9,803,883
Net (Loss) Income	(778,038)	68,944	(525,212)	(2,695,110)	(7,290,435)	(11,219,851)
Comprehensive (Loss) Income	(778,038)	67,297	(512,438)	(4,241,837)	(7,290,435)	(12,755,451)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2021
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash and cash equivalents	-	26,205,765	-	428,567	-	26,634,332
Intercompany receivables	26,470,490	-	-	-	(26,470,490)	-
Total current assets	26,470,490	26,206,000	-	1,784,689	(26,470,490)	27,990,689
Investment in subsidiaries	-	-	-	-	-	-
Total assets	26,470,490	26,206,000	-	2,084,040	(26,470,490)	28,290,040
Total liabilities	6,539,089	26,206,537	-	4,934,990	(27,016,642)	10,664,213
Total shareholders’ equity	19,931,401	(537)	-	(2,850,950)	546,152	17,625,827
Total liabilities and shareholders’ equity	26,470,490	26,206,000	-	2,084,040	(26,470,490)	28,090,040

	As of December 31, 2022
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash and cash equivalents	30,541	23,566,668	16,149	103,410	-	23,716,768
Intercompany receivables	27,338,377	(23,497,941)	724,932	-	(4,565,368)	-
Total current assets	27,368,918	68,944	5,427,601	702,484	(3,693,757)	29,874,190
Investment in subsidiaries	15,132,000	-	-	-	(15,132,000)	-
Total assets	42,500,918	68,944	5,430,916	1,225,345	(11,230,482)	37,995,641
Total liabilities	4,171,650	2,177	5,085,393	6,490,346	2,189,860	17,939,426
Total shareholders’ equity	38,329,268	66,767	345,523	(5,265,001)	(13,420,342)	20,056,215
Total liabilities and shareholders’ equity	42,500,918	68,944	5,430,916	1,225,345	(11,230,482)	37,995,641

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2020
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	(385,058)	-	-	5,236,832	-	4,851,774
Net cash provided by (used in) investing activities	(26,500,000)	-	-	44,715	-	(26,455,285)
Net cash provided by financing activities	26,588,357	-	-	809,078	274,591	27,672,026

	For the year ended December 31, 2021
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	(732,159)	1,565	-	(8,500,703)	539,791	(8,691,506)
Net cash provided by (used in) investing activities	26,500,000	-	-	(81,197)	-	26,418,803
Net cash provided by (used in) financing activities	(26,072,596)	26,500,000	-	1,826,612	(1,140,737)	1,113,279

	For the year ended December 31, 2022
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	(1,384,162)	68,944	(296,608)	238,434	(4,148,948)	(5,522,340)
Net cash used in investing activities	-	-	(25,916)	-	-	(25,916)
Net cash provided by (used in) financing activities	3,041,019	(743,052)	(1,653,349)	(856,123)	3,089,005	2,877,500

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

On May 4, 2023, the VIE, Meiwu Shenzhen, together with an individual, Kun Xu (“Kun”) and an entity, Xi 'an Senli Huinong Agricultural Technology Co. LTD (“Senli Huinong”), established a new subsidiary in Shenzhen, China, Shenzhen Jiayuan Liquor Sales Co., Ltd (“Jiayuan Liquor”). Jiayuan Liquor’s registered capital is RMB 1.8 million (approximately, $252,180) and its equity interests are divided among Meiwu Shenzhen (70%), Kun (21%) and Senli Huinon (9%). Jiayuan Liquor’s domiciled address is 1603, Building C, Shenye Century Industrial Center, No. 743, Zhoushi Road, Hezhou Community, Hangcheng Street, Baoan District, Shenzhen.

The following diagram illustrates our current corporate structure as of the date of this amendment to the annual report:

Meiwu Technology Company Limited (British Virgin Island) "Meiwu"
100%
100%
Shenzhen Vande Technology Co., Ltd. (Hong Kong) "Vande"
100%
Magnum International Holdings Limited (British Virgin Island) "Magnum"
100%
Mahaotiaodong Information Technology Company (British Virgin Island) "Mahao BVI"
100%
Xinfuxin International Holdings Limited (British Virgin Island) "Xinfuxin"
100%
Guogangtong Trading (Shenzhen) Co..Ltd (PRC) "WFOE"
100%
Yuntent Technology Limited (Hong Kong) "Yuntent"
100%
Delimond Limited (Hong Kong) "Delimond"
100%
ANTAI Medical Limited (Hong Kong) "ANTAI"
Contractual Agreements
Meiwu Zhishi Technology (Shenzhen) Co., Ltd (PRC) "Meiwu Zhishi"or"VIE"
100%
Dalian Yundianzhiteng Technology Co., Ltd (PRC) "Yundian"
100%
Code Beating (Xiamen) Technology Co., Ltd. (PRC) "Code Beating"
80%
Hunan Yuanxingchanrong Technology Co., Ltd (PRC) "Yuanxing"
100%
100%
Meiwu Catering Chain Management (Shenzhen) Co., Ltd. (PRC) "Meiwu Catering"
70%
Shenzhen Jiayuan Liquor Sales Co., Ltd (PRC) Jiayuan Liquor
51%
Wude Agricultural Technology (Shanghai) Co., Ltd. (PRC) "Wude Shanghai"*
51%
Heme Brand Management (Shenzhen) Co., Ltd (PRC) "Heme Brand"**
100%
Wunong Technology (Shaanxi) Co., Ltd (PRC) "Wunong Shaanxi" ( deregistered on March 24, 2023)
100%
Heme Catering Management (Shenzhen) Co., Ltd (PRC) "Heme Catering"
100%
Heme Grain Beverage Catering (Guangzhou) Co., Ltd (PRC) "Heme Guangzhou"
100%
Heme Grain Beverage Catering (Shenzhen) Co., Ltd (PRC) "Heme Shenzhen"
60%
Yulin Heme Grain Beverage Catering Management Co., Ltd (PRC) "Heme Yulin"

* The 49% equity interests of Wude Shanghai are owned by Shenzhen Heme Enterprise Consulting Partnership (Limited Partnership), a limited partnership organized under the laws of the PRC.

** The 49% equity interests of Heme Brand are owned by Yafang Liu (25%) and Guoming Huang (24%).

*** The 30% equity interests of Jiayuan Liquo are owned by Kun Xu (21%) and Xi 'an Senli Huinong Agricultural Technology Co. Ltd. (9%)

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

Our Corporate Structure

We are an offshore holding company incorporated in the British Virgin Islands. As a holding company with no material operations, our operations were conducted in China by (i) the VIE, Meiwu Shenzhen, and (ii) the VIE’s subsidiaries, Jiayuan Liquo, Wunong Shaanxi, Heme Shenzhen, Wude Shanghai and Meiwu Catering. You are holding equity interests in the BVI company, Meiwu, not the VIE. Neither we nor our subsidiaries own any equity interests in the VIE. WFOE, the VIE and the shareholders of the VIE entered into a series of contractual arrangements, also known as the “VIE Agreements”, pursuant to which we are able to consolidate the financial results of the VIE in our consolidated financial statements because we are deemed as the primary beneficial of the VIE under generally accepted accounting principles in the U.S. (“U.S. GAAP”), and this structure involves unique risks to investors.

The following diagram illustrates our corporate structure as of the date of this amendment to the annual report:

Meiwu Technology Company Limited
(British Virgin Island)
"Meiwu"
100%
100%
Shenzhen Vande Technology Co., Ltd.
(Hong Kong)
"Vande"
100%
Magnum International Holdings Limited
(British Virgin Island)
"Magnum"
100%
Mahaotiaodong Information Technology Company
(British Virgin Island)
"Mahao BVI"
100%
Xinfuxin International Holdings Limited
(British Virgin Island)
"Xinfuxin"
100%
Guogangtong Trading (Shenzhen) Co..Ltd
(PRC)
"WFOE"
100%
Yuntent Technology Limited
(Hong Kong)
"Yuntent"
100%
Delimond Limited
(Hong Kong)
"Delimond"
100%
ANTAI Medical Limited
(Hong Kong)
"ANTAI"
Contractual Agreements
100%
Dalian Yundianzhiteng Technology Co., Ltd
(PRC)
"Yundian"
100%
Code Beating (Xiamen) Technology Co., Ltd.
(PRC)
"Code Beating"
100%
Hunan Yuanxingchanrong Technology Co., Ltd
(PRC)
"Yuanxing"
Meiwu Zhishi Technology (Shenzhen) Co., Ltd
(PRC)
"Meiwu Zhishi"or"VIE"
100%
100%
Meiwu Catering Chain Management (Shenzhen) Co., Ltd.
(PRC)
"Meiwu Catering"
100%
Wunong Technolog (Shaanxi) Co.. Ltd.
(PRC)
"Wunong Shaanxi"
51%
Wude Agricultural Technology (Shanghai) Co., Ltd.
(PRC)
"Wude Shanghai"*
51%
Heme Brand Management (Shenzhen) Co., Ltd
(PRC)
"Heme Brand"**
100%
Heme Catering Management (Shenzhen) Co., Ltd
(PRC)
"Heme Catering"
100%
Heme Grain Beverage Catering (Guangzhou) Co., Ltd
(PRC)
"Heme Guangzhou"
100%
Heme Grain Beverage Catering (Shenzhen) Co., Ltd
(PRC)
"Heme Shenzhen"
100%
Yulin Heme Grain Beverage Catering Management Co., Ltd
(PRC)
"Heme Yulin"

* The 49% equity interests of Wude Shanghai is owned by Shenzhen Heme Enterprise Consulting Partnership (Limited Partnership), a limited partnership organized under the laws of the PRC.

** The 49% equity interests of Heme Brand is owned by Yafang Liu (25%) and Guoming Huang (24%)

The VIE Agreements

You are holding equity interests in the BVI company, Meiwu, not the VIE. Due to PRC legal restrictions on foreign ownership in the value-added telecommunications services, neither we nor our subsidiaries own any equity interest in Meiwu Shenzhen. Instead, WFOE, Meiwu Shenzhen and Meiwu Shenzhen’s shareholders entered into such a series of contractual arrangements, also known as VIE Agreements, on March 2, 2019. The VIE agreements consist of (i) exclusive technology consulting services agreement (the “Service Agreement”) which allows WFOE to receive substantially all of the economic benefits from the VIE; (ii) equity pledge agreements, pursuant to which, each shareholder of the VIE pledged all of their equity interests in Meiwu Shenzhen to WFOE as collateral to guarantee the performance of Meiwu Shenzhen to pay the service fee under the Service Agreement; (iii) exclusive purchase rights agreement, which provide WFOE with an exclusive option to purchase all or part of the equity interests in and/or assets of the VIE when and to the extent permitted by PRC laws, and (iv) proxy agreements, pursuant to which each shareholder of the VIE has authorized WFOE to exercise all of their rights as shareholders of the VIE.

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

As confirmed by our PRC counsel, Dacheng, we are not in violation of any of the aforementioned measures issued by the CAC, and we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this amendment to the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying the PRC operating entities, the VIE or any of the VIE’s subsidiaries as critical information infrastructure operators or requiring the PRC operating entities or the VIE to go through cybersecurity review or network data security review by the CAC. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

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

In summary, as confirmed by our PRC counsel, Dacheng, we, our subsidiaries, the VIE or the VIE’s subsidiaries are not required to obtain permission or approval from the PRC authorities including CSRC or CAC for the operation of the VIE or its subsidiaries, nor have we, our subsidiaries, the VIE, or any of the VIE’s subsidiaries received any denial. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we or the VIE, or any of its subsidiaries is required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and continue to offer securities to our investors. These adverse actions could cause the value of our Ordinary Shares to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on the U.S. exchange, which would likely cause the value of our securities to significantly decline or become worthless.

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

	Year ended		Year ended
	December 31,		December 31,		Variance
	2022	% of revenue	2021	% of revenue	Amount	%

NET REVENUES
Net Product Revenue	$2,144,218	20%	$12,145,532	99%	$(10,001,314)	(82)%
Net Service Revenue	8,834,353	80%	112,919	1%	8,721,434	7,724%
Total Net Revenues	10,978,571	100%	12,258,451	100%	(1,279,880)	(10)%
COST OF REVENUES	9,803,883	89%	9,418,606	77%	385,277	4%
GROSS PROFIT	1,174,688	11%	2,839,845	23%	(1,665,157)	(59)%
OPERATING EXPENSES
Sales and Marketing Expenses	1,086,567	10%	1,473,719	12%	(392,152)	(27)%
General and Administrative Expenses	2,802,132	26%	2,015,215	16%	786,917	39%
Research and Development Expenses	1,030,359	9%	452,608	4%	577,751	128%
Total Operating Expenses	4,914,058	45%	3,941,542	32%	972,516	25%
LOSS FROM OPERATIONS	(3,739,370)	(34)%	(1,101,697)	(9)%	(2,637,673)	239%
Assets impairment loss	(6,736,684)	(61)%	(144,520)	(1)%	(6,592,164)	4,561%
Gain on disposal of subsidiary	14,002	-	26,049	-	(12,047)	(46)%
Other (expense) income, net	(546,655)	(5)%	102,582	1%	(649,237)	(633)%
LOSS BEFORE INCOME TAX	(11,008,707)	(100)%	(1,117,586)	(9)%	(9,891,121)	885%
Provision for Income Taxes	211,144	2%	-	-	211,144	100%
NET LOSS	(11,219,851)	(102)%	(1,117,586)	(9)%	(10,102,265)	904%
Less: net loss attributable to non-controlling interest	(147,835)	(1)%	(35,640)	-	(112,196)	315%
NET LOSS ATTRIBUTABLE TO THE OWNERS’ COMPANY	(11,072,016)	(101)%	(1,081,946)	(9)%	(9,990,069)	923%
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	(1,535,600)	(14)%	402,273	3%	(2,080,153)	(517)%
COMPREHENSIVE LOSS	$(12,755,451)	(116)%	$(715,313)	(6)%	$(12,182,418)	1,703%

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

Net revenue decreased by 10% from US$12.2 million in 2021 to US$11.0 million in 2022, which was mainly due to the decrease of both online retail sales and offline as impacted by the COVID-19 pandemic. But the service revenue increased by 100% compare to 2022, which was due to that the revenue generated by Mahao, Yundian and Yuanxing, the three new subsidiaries acquired by us in 2022.

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

Dried seafood had the highest gross margin of 34.6% among the eight product categories whereas other food had the lowest gross margin of negative 3.7% among products sold for the year ended December 31, 2022. In 2022, we acquired Mahao, Yundian and Yuanxing, and of the service revenue increased due to the short messages service and technical service provided by these three new subsidiaries. The gross margin of technical service was 10.6% for the year ended December 31, 2022.

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.”

E. Taxation

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of Sichenzia Ross Ference LLP, our U.S. Tax counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of Beijing Dacheng Law Offices, LLP (Fuzhou), our PRC counsel, insofar as it relates to legal conclusions with respect to matters of PRC Enterprise Taxation below.

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

The material weaknesses that have been identified as of December 31, 2022 relate to our lack of in-house accounting personnel with sufficient knowledge of US GAAP and SEC reporting experiences. The material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

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

Date: December 27, 2023

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

Management evaluated the recoverability of goodwill by performing a qualitative assessment before using a two-step impairment test approach at the reporting unit level. If the Company reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill will be reassigned based on the relative fair value of each of the affected reporting units. As of December 31, 2022 and 2021, the Company recorded impairments for goodwill of $6,244,555 and nil, respectively.

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

These transactions were accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The results of the Yundian’s operations have been included in the Company’s consolidated financial statements since April 19, 2022. The revenue and net loss of the Yundian from the acquisition date to December 31, 2022 was $21,595 and $952,590 respectively.

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

The following unaudited pro forma consolidated financial information for the year ended December 31, 2022 is presented as if the acquisitions had been consummated on January 1, 2022 and after giving effect to acquisition accounting adjustments. These pro forma results have been prepared for illustrative purpose only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results.

Unaudited pro forma consolidated statements of operations and other comprehensive loss for the year ended December 31, 2022:

Items	Year ended December 31, 2022
Revenue	$10,978,767
Net loss	$(11,219,853)

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

These transactions were accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The results of the Mahao’s operations have been included in the Company’s consolidated financial statements since June 23, 2022. The revenue and net income of the Mahao from the acquisition date to December 31, 2022 was $8,680,972 and $596,412 respectively.

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

The following unaudited pro forma consolidated financial information for the year ended December 31, 2022 is presented as if the acquisitions had been consummated on January 1, 2022 and after giving effect to acquisition accounting adjustments. These pro forma results have been prepared for illustrative purpose only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results.

Unaudited pro forma consolidated statements of operations and other comprehensive loss for the year ended December 31, 2022:

Items	Year ended December 31, 2022
Revenue	$11,977,268
Net loss	$(11,218,447)

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

These transactions were accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The results of the Yuanxing’s operations have been included in the Company’s consolidated financial statements since December 23, 2022. The revenue and net loss of the Yuanxing from the acquisition date to December 31, 2022 was $537,252 and $169,034 respectively.

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

The following unaudited pro forma consolidated financial information for the year ended December 31, 2022 is presented as if the acquisitions had been consummated on January 1, 2022 and after giving effect to acquisition accounting adjustments. These pro forma results have been prepared for illustrative purpose only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results.

Unaudited pro forma consolidated statements of operations and other comprehensive loss for the year ended December 31, 2022:

Items	Year ended December 31, 2022
Revenue	$12,540,220
Net loss	$(10,811,082)

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

