Form 20-F
period 2023-12-31
Meiwu Technology Co Ltd
filed 2024-07-05
CIK 1787803

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

The number of outstanding ordinary shares, no par value, was 2,923,325 as of December 31, 2023.

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

☐ Yes ☐ No

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report, only:

●	“Antai” refers to Antai Medical Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Yuanxing BVI;
●	“BVI” refers to the British Virgin Islands;
●	“Baode” refers to Baode Supply Chain (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a majority-owned subsidiary of Meiwu Shenzhen before December 28, 2021;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;
●	“Code Beating” refers to Code Beating (Xiamen) Technology Company Limited, a company organized under the laws of the PRC and a wholly owned subsidiary of Delimond;
●	“Delimond” refers to Delimond Limited, a limited liability company organized under the laws of Hong Kong and a wholly owned subsidiary of Mahao BVI;
●	“Heme Shenzhen” refers to Heme Brand Chain Management (Shenzhen) Co., Ltd., a limited liability company organized under the laws of PRC and a 51% owned subsidiary of Meiwu Shenzhen;
“Mahao BVI” refers too Mahaotiaodong Information Technology Company Limited, a British Virgin Islands business company and a wholly owned subsidiary of Meiwu;
●	“Meiwu Catering” is to Meiwu Catering Chain Management (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a wholly owned subsidiary of Meiwu Shenzhen;
●	“PRC operating entities” refer to PRC subsidiaries, Meiwu Shenzhen and its subsidiaries;
●	“PRC subsidiaries” refer to Code Beating, Guo Gang Tong, Yundian, and Yuanxing;
●	“Vande” refers to Shenzhen Vande Technology Co., Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Meiwu;
●	“variable interest entity” or “VIE” is to our variable interest entity, Wunong Technology (Shenzhen) Co., Ltd.
●	“we,” “us,” “our company,” “our,” “the Company” and “Meiwu” is to Meiwu Technology Company Limited, a British Virgin Islands company;
●	“WFOE” or “Guo Gang Tong” refers to Guo Gangtong Trade (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China, which is wholly-owned by Shenzhen Vande Technology Co., Limited;
●	“Wude Shanghai” is to Wude Agricultural Technology (Shanghai) Co., Ltd, a limited liability company organized under the laws of China and a majority-owned subsidiary of Meiwu Shenzhen and
●	“Meiwu Shenzhen” refers to Meiwu Zhishi Technology (Shenzhen) Co,. Ltd, formerly known as Wunong Technology (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a variable interest entity (“VIE”) contractually controlled by WFOE;
●	“Website” is to our e-commence website for the offering of the food products at www.wnw108.com.
●	“Yuanxing” refers to Hunan Yuanxing Chanrong Technology Co., Ltd., a company organized under the laws of the PRC and a wholly owned subsidiary of Antai;
●	“Yuanxing BVI” refers to Xinfuxin International Holdings Limited, a British Virgin Islands business company and a wholly owned subsidiary of Meiwu;
●	“Yundian” refers to Dalian Yundian Zhiteng Technology Company Limited, a limited liability company organized under the laws of China and a wholly owned subsidiary of Yun Tent;
●	“Yundian BVI” refers to Magnum International Holdings Limited, a British Virgin Islands business company and a wholly owned subsidiary of Meiwu; and
●	“Yun Tent” refers to Yun Tent Technology Company Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Yundian BVI;

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Our Corporate Structure

We are an offshore holding company incorporated in the British Virgin Islands and not a Chinese operating company. As a holding company with no material operations, our operations were conducted in China by (i) the VIE, Meiwu Shenzhen, and (ii) the VIE’s subsidiaries, Jiayuan Liquor, Wunong Shaanxi, Heme Shenzhen, Wude Shanghai and Meiwu Catering. You are holding equity interests in the BVI company, Meiwu, not the VIE. Neither we nor our subsidiaries own any equity interests in the VIE. WFOE, the VIE and the shareholders of the VIE entered into a series of contractual arrangements, also known as the “VIE Agreements”, pursuant to which we are able to consolidate the financial results of the VIE in our consolidated financial statements because we are deemed as the primary beneficial of the VIE under generally accepted accounting principles in the U.S. (“U.S. GAAP”), and this structure involves unique risks to investors. However, these VIE agreements have not been tested in a court of law in China as of the date of this annual report. The VIE structure provides contractual exposure to foreign investment in China-based companies. Chinese law though prohibits direct foreign investment in operating companies, does not prohibit direct foreign investment in the VIEs. As a result of our use of the VIE structure, investors may never directly hold equity interests in the VIE and its subsidiaries. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material a change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. See “Item 3 Key Information — D. Risks Factors - If the PRC government deems that the contractual arrangements in relation to the VIE, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our ordinary shares may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our PRC subsidiaries or the VIE that conduct all of our operations”.

The following diagram illustrates our corporate structure as of the date of this annual report:

*

(1) The 49% equity interests of Wude Shanghai are owned by Shenzhen Heme Enterprise Consulting Partnership (Limited Partnership), a limited partnership organized under the laws of the PRC.

(2) The 49% equity interests of Heme Brand are owned by Yafang Liu (25%) and Guoming Huang (24%).

(3) The 30% equity interests of Jiayuan Liquo are owned by Kun Xu (21%) and Xi ‘an Senli Huinong Agricultural Technology Co. Ltd. (9%)

(4) The 40% equity interests of Heme Yulin are owned by Taotao Shu.

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

Meiwu Shenzhen has recorded a monthly loss from January 1, 2021 through December 31, 2023. Its after-tax monthly balance has been negative and consequently, no service fees had been paid over to WFOE.

Legend: 10,000 (RMB)

	Cumulative Income	Cumulative Cost	Cumulative Loss	Cumulative Operating Capital Retention	Income Tax Payable	Service Fee
January 2021	2,189.60	1,669.64	531.38	-	-	-11.42

February 2021	3,640.45	2,978.21	665.81	-	-	-3.57

March 2021	4,203.04	3,269.96	937.65	-	-	-4.58

April 2021	5,088.36	4,053.12	1,161.08	-	-	-125.84

May 2021	6,175.29	5,056.71	1,359.76	-	-	-241.18

June 2021	6,837.28	5,663.22	1,605.09	-	-	-431.03

July 2021	7,409.07	6,138.97	1,773.19	-	-	-503.09

August 2021	7,631.95	6,297.58	1,906.88	-	-	-572.50

September 2021	7,903.16	6,501.44	2,060.69	-	-	-658.96

October 2021	8,175.68	6,676.60	2,183.83	-	-	-684.75

November 2021	8,590.89	6,943.84	2,304.53	-	-	-657.48

December 2021	9,022.84	7,242.42	2,790.54	-	-	-1,010.13

January 2022	172.91	138.93	89.23	-	-	-55.25
			-
February 2022	490.95	378.77	158.83	-	-	-46.65
			-
March 2022	590.54	460.52	245.17	-	-	-115.15
			-
April 2022	624.93	486.78	363.45	-	-	-225.30
			-
May 2022	735.10	571.45	659.88	-	-	-496.23
			-
June 2022	832.23	648.30	802.35	-	-	-618.42
			-
July 2022	915.69	707.21	904.38	-	-	-695.90
			-
August 2022	979.21	749.99	994.72	-	-	-765.50
			-
September 2022	1,045.52	797.08	1,101.00	-	-	-852.56
			-
October 2022	1,083.92	825.32	1,208.06	-	-	-949.46
			-
November 2022	1,120.19	852.68	1,309.53	-	-	-1,042.02
			-
December 2022	1,160.57	882.50	1,469.69	-	-	-1,191.62

January 2023	43.46	35.78	76.26	-	-	-68.59

February 2023	89.91	70.18	147.88	-	-	-128.16

March 2023	139.51	102.80	162.16	-	-	-125.45

April 2023	289.99	145.14	265.23	-	-	-120.38

May 2023	344.79	168.51	389.03	-	-	-212.75

June 2023	416.32	199.22	441.66	-	-	-224.57

July 2023	442.63	210.16	492.55	-	-	-260.08

August 2023	454.44	214.29	545.46	-	-	-305.31

September 2023	586.94	241.78	632.51	-	-	-287.34

October 2023	634.09	260.14	686.42	-	-	-312.47

November 2023	706.60	283.85	739.14	-	-	-316.40

December 2023	747.53	298.17	796.47			-347.10

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

Our auditor is Enrome LLP, headquartered in Singapore. Although the audit report included in this annual report is prepared by an auditor who are subjected to the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”), as amended, if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely for two consecutive years, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. See “Item 3. Key Information – D. Risk Factors - The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.” For more detailed discussion on page 32 of this annual report.

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

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “CAC Revised Measures”) to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. On July 7, 2022, the CAC published the Measures for the Security Assessment of Outbound Data Transfer (the “Measures”), which took effect on September 1, 2022. The Measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. According to the Measures, if a data handler transfers data abroad under any of the following circumstances, it shall file to the State Cyberspace Administration for security assessment via the provincial Cyberspace Administration: (i) a data handler who transfers important data abroad; (ii) a critical information infrastructure operator, or a data handler processing the personal information of more than 1 million individuals transfers personal information abroad；(iii) since January 1st of the previous year, a data handler cumulatively transferred the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals abroad, or; (iv) other circumstances where the security assessment for the outbound data transfer is required by the State Cyberspace Administration. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas.

Based on the opinion of our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou) (“Dacheng”), we are not in violation of any of the aforementioned measures issued by the CAC, and we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying the PRC operating entities, the VIE or any of the VIE’s subsidiaries as critical information infrastructure operators or requiring the PRC operating entities or the VIE to go through cybersecurity review or network data security review by the CAC. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

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

Dividend Distributions or Assets Transfer among the Holding Company, its Subsidiaries and the VIE

As of the date of this the annual report, none of our subsidiaries or the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. Please see page 54 for the selected condensed consolidated financial data of us, our subsidiary and the VIE. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our ordinary shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

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

As of the date of this annual report, Meiwu, WFOE, and the VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements. Meiwu, WFOE, and the VIE do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future.

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

During the fiscal years ended December 31, 2023, 2022 and 2021, there has been no cash transfers and transfers of other assets among Meiwu, WFOE, and the VIE.

As of the date of this annual report, none of our subsidiaries or the VIE have made any dividends or distributions to WFOE, and then to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

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

Permission or Approval Required from the PRC Authorities for Our Operation

As of the date of this annual report, we, WFOE, the PRC operating entities, (i) are not covered by additional permissions or approval requirements from any governmental agency that is required to approve the PRC operating entities’ operations, (ii) have received from PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, and (iii) no such permission or approval has been denied. These licenses, permissions, and approvals, which have been successfully obtained, are: (i) business licenses; and (ii) value-added telecommunications business license.

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

On December 28, 2021, the CAC published the CAC Revised Measures, which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the CAC Revised Measures, considering that (i) we are not holding personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future; (ii) as of the date of this this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying the PRC operating entities, the VIE, or any of the VIE’s subsidiaries as critical information infrastructure operators.

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

In summary, based on the opinion of our PRC counsel, Dacheng, we, our subsidiaries, the VIE or the VIE’s subsidiaries are not required to obtain permission or approval from the PRC authorities including CSRC or CAC for the operation of the VIE or its subsidiaries, nor have we, our subsidiaries, the VIE, or any of the VIE’s subsidiaries received any denial. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we do not receive or maintain such permissions or approvals, or we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we or the VIE, or any of its subsidiaries is required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and continue to offer securities to our investors. These adverse actions could cause the value of our Ordinary Shares to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on the U.S. exchange, which would likely cause the value of our securities to significantly decline or become worthless.

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

Risks Related to Our Business and Industry

●	We are exposed to the risks of an economic recession, credit and capital markets volatility and economic and financial crisis as a result of the COVID-19 virus pandemic. See more detailed discussion of this risk factor on page 14 of this annual report.

●	If we are unable to offer branded products at attractive prices to meet customer needs and preferences on our e-commerce platform, or if our reputation for selling authentic, high-quality products suffers, we may lose customers and our business, financial condition and results of operations may be materially and adversely affected. See more detailed discussion of this risk factor on page 14 of this annual report.

●	If we are not able to implement our strategies to achieve our business objectives, our business operations and financial performance will be adversely affected. See more detailed discussion of this risk factor on page 15 of this annual report.

●	We depend on third parties to supply our food products; any adverse changes in such supply or the costs of products may adversely affect our operations. See more detailed discussion of this risk factor on page 16 of this annual report.

●	Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences. See more detailed discussion of this risk factor on page 18 of this annual report.

●	Higher labor costs could adversely affect our business and financial results. See more detailed discussion of this risk factor on page 20 of this annual report.

●	Health concerns or adverse developments with respect to the safety or quality of the food product industry in general or our own products specifically may damage our reputation, increase our costs of operations and decrease demand for our products. See more detailed discussion of this risk factor on page 20 of this annual report.

Risks Related to Our Corporate Structure and Operation

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us. See more detailed discussion of this risk factor on page 29 of this annual report.

●	If the PRC government deems that the contractual arrangements in relation to the VIE, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our ordinary shares may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our PRC subsidiaries or the VIE that conduct all of our operations. See more detailed discussion of this risk factor on page 29 of this annual report.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. See more detailed discussion of this risk factor on page 30 of this annual report.

●	Contractual arrangements in relation to the VIE, may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment. See more detailed discussion of this risk factor on page 30 of this annual report.

●	We may lose the ability to use and benefit from assets held by the VIE, that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding. See more detailed discussion of this risk factor on page 31 of this annual report.

●	If the chops of WFOE, our PRC subsidiaries and the VIE, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised. See more detailed discussion of this risk factor on page 31 of this annual report.

●	To the extent cash/assets in the business is in the PRC or a PRC entity, the funds/assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company, our subsidiaries, or the consolidated VIE by the PRC government to transfer cash/assets. See more detailed discussion of this risk factor on page 31 of this annual report.

Risks Related to Doing Business in the People’s Republic of China

●	Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”), as amended, if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely for two consecutive years, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. See more detailed discussion of this risk factor on page 31 of this annual report.

●	Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless. See more detailed discussion of this risk factor on page 34 of this annual report.

●	Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business. See more detailed discussion of this risk factor on page 34 of this annual report.

●	Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us. See more detailed discussion of this risk factor on page 35 of this annual report.

●	We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC. See more detailed discussion of this risk factor on page 35 of this amendment to the annual report.

●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See more detailed discussion of this risk factor on page 35 of this annual report.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our shares. See more detailed discussion of this risk factor on page 37 of this annual report.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. See more detailed discussion of this risk factor on page 39 of this annual report.

Risks Related to Our Ordinary Shares

●	We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity. See more detailed discussion of this risk factor on page 42 of this amendment to the annual report.

●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies. See more detailed discussion of this risk factor on page 42 of this amendment to the annual report.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects. See more detailed discussion of this risk factor on page 42 of this amendment to the annual report.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors. See more detailed discussion of this risk factor on page 43 of this amendment to the annual report.

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

We currently obtain our food products from third parties. The supply of these products can be adversely affected by any material change in the economic and political conditions in various countries, which may, in turn, result in increased costs to purchase these products. For example, any economic downturn, tighter credit conditions and slow or declining growth can negatively affect the geographic markets in which we compete in by affecting consumer confidence. This can result in consumers purchasing cheaper private label products instead of equivalent branded products.

Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.

We are dependent on our suppliers for our food products. Our suppliers may fail to meet timelines or contractual obligations or provide us with sufficient products, which may adversely affect our business. Certain of our contracts with key suppliers, can be terminated by the supplier upon giving notice within a certain period and restrict us from using other suppliers. Failure to appropriately structure or adequately manage our agreements with third parties may adversely affect our supply of products. We are also subject to credit risk with respect to our third-party suppliers. If any such suppliers become insolvent, an appointed trustee could potentially ignore the service contracts we have in place with such party, resulting in increased charges or the termination of the service contracts. We may not be able to replace a supplier within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.

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

Based on the opinion of our PRC counsel, Dacheng, as our registration statement on Form F-1 relating to our initial public offering was declared effective on December 14, 2020 and we have completed our initial public offering and listing prior to March 31, 2023, we are not required to complete the filing procedures pursuant to the Trial Measures for our initial public offering. If in the future we are going to conduct any offering or financing in the U.S., we will complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. Based on the above and our understanding of the Chinese laws and regulations currently in effect as of the date of this annual report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission or approval from any PRC authorities for our subsidiaries or the VIE’s operations and to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. However, there remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure to obtain or delay in obtaining such approval, complete required filing or procedures, or a rescission of any such approval or filing obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory agencies may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from our initial public offering into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Ordinary Shares. In addition, if the CSRC, or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of the Ordinary Shares.

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

The VIE holds certain assets that are material to the operation of our business. Under the VIE Agreements, the VIE may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event the VIE’s shareholders breach these contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Risks Related to Doing Business in the People’s Republic of China

Although the audit report included in this annual report is prepared by U.S. auditors which are Subjected to the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act, as Amended, if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely for two consecutive years, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities.

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

As of the date of this amendment to the annual report, we have not received any notice from any authorities identifying the PRC operating entities or the VIE as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. According to the CAC Revised Measures and based on the opinion of our PRC counsel, Dacheng, we believe that the operations of the PRC operating entities and our listing will not be affected and that we will not be subject to cybersecurity review by the CAC, given that the PRC operating entities possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this amendment to the annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the CAC Revised Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the CAC Revised Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

We are a British Virgin Islands incorporated company and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of December 31, 2023, 2022 and 2021, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we recorded net losses for the years ended December 31, 2023, 2022 and 2021 and did not distribute any dividend for the year ended December 31, 2023, 2022 and 2021. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by the WFOE to Vande, our Hong Kong subsidiary.

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

On June 23, 2022, we entered into a Share Purchase Agreement (“SPA”) with Mahaotiaodong Information Technology Company Limited, a British Virgin Islands business company (the “Mahao BVI”), and all the shareholders of Mahao BVI, who collectively hold 100% issued and outstanding shares of Mahao BVI (the “Sellers”). Mahao BVI indirectly owns 100% of Code Beating (Xiamen) Technology Company Limited, a company organized under the laws of the PRC (“Code Beating”), via Mahao BVI’s wholly-owned subsidiary in Hong Kong, DELIMOND Limited. Code Beating is a company engaging in providing Internet access and related services based in Xiamen, China. Pursuant to the SPA, we acquired 100% of the issued and outstanding shares of Mahao BVI. Upon the closing, the Company delivered to the Sellers total consideration of US$6 million to be paid in Ordinary Shares of the Company, at a price of US$0.6 per share, for a total of 10,000,000 Ordinary Shares.

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

On May 4, 2023, the VIE, Meiwu Shenzhen, together with an individual, Kun Xu (“Kun”) and an entity, Xi ‘an Senli Huinong Agricultural Technology Co. LTD (“Senli Huinong”), established a new subsidiary in Shenzhen, China, Shenzhen Jiayuan Liquor Sales Co., Ltd (“Jiayuan Liquor”). Jiayuan Liquor’s registered capital is RMB 1.8 million (approximately, $252,180) and its equity interests are divided among Meiwu Shenzhen (70%), Kun (21%) and Senli Huinon (9%). Jiayuan Liquor’s domiciled address is 1603, Building C, Shenye Century Industrial Center, No. 743, Zhoushi Road, Hezhou Community, Hangcheng Street, Baoan District, Shenzhen.

The following diagram illustrates our current corporate structure as of the date of this annual report:

*

(1) The 49% equity interests of Wude Shanghai are owned by Shenzhen Heme Enterprise Consulting Partnership (Limited Partnership), a limited partnership organized under the laws of the PRC.

(2) The 49% equity interests of Heme Brand are owned by Yafang Liu (25%) and Guoming Huang (24%).

(3) The 30% equity interests of Jiayuan Liquo are owned by Kun Xu (21%) and Xi ‘an Senli Huinong Agricultural Technology Co. Ltd. (9%)

(4) The 40% equity interests of Heme Yulin are owned by Taotao Shu.

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

Meiwu Shenzhen has recorded a monthly loss from January 1, 2021 through December 31, 2023. Its after-tax monthly balance has been negative and consequently, no service fees had been paid over to WFOE.

Legend: 10,000 (RMB)

	Cumulative Income	Cumulative Cost	Cumulative Loss	Cumulative Operating Capital Retention	Income Tax Payable	Service Fee

January 2021	2,189.60	1,669.64	531.38	-	-	-11.42

February 2021	3,640.45	2,978.21	665.81	-	-	-3.57

March 2021	4,203.04	3,269.96	937.65	-	-	-4.58

April 2021	5,088.36	4,053.12	1,161.08	-	-	-125.84

May 2021	6,175.29	5,056.71	1,359.76	-	-	-241.18

June 2021	6,837.28	5,663.22	1,605.09	-	-	-431.03

July 2021	7,409.07	6,138.97	1,773.19	-	-	-503.09

August 2021	7,631.95	6,297.58	1,906.88	-	-	-572.50

September 2021	7,903.16	6,501.44	2,060.69	-	-	-658.96

October 2021	8,175.68	6,676.60	2,183.83	-	-	-684.75

November 2021	8,590.89	6,943.84	2,304.53	-	-	-657.48

December 2021	9,022.84	7,242.42	2,790.54	-	-	-1,010.13

January 2022	172.91	138.93	89.23	-	-	-55.25
			-
February 2022	490.95	378.77	158.83	-	-	-46.65
			-
March 2022	590.54	460.52	245.17	-	-	-115.15
			-
April 2022	624.93	486.78	363.45	-	-	-225.30
			-
May 2022	735.10	571.45	659.88	-	-	-496.23
			-
June 2022	832.23	648.30	802.35	-	-	-618.42
			-
July 2022	915.69	707.21	904.38	-	-	-695.90
			-
August 2022	979.21	749.99	994.72	-	-	-765.50
			-
September 2022	1,045.52	797.08	1,101.00	-	-	-852.56
			-
October 2022	1,083.92	825.32	1,208.06	-	-	-949.46
			-
November 2022	1,120.19	852.68	1,309.53	-	-	-1,042.02
			-
December 2022	1,160.57	882.50	1,469.69	-	-	-1,191.62

January 2023	43.46	35.78	76.26	-	-	-68.59

February 2023	89.91	70.18	147.88	-	-	-128.16

March 2023	139.51	102.80	162.16	-	-	-125.45

April 2023	289.99	145.14	265.23	-	-	-120.38

May 2023	344.79	168.51	389.03	-	-	-212.75

June 2023	416.32	199.22	441.66	-	-	-224.57

July 2023	442.63	210.16	492.55	-	-	-260.08

August 2023	454.44	214.29	545.46	-	-	-305.31

September 2023	586.94	241.78	632.51	-	-	-287.34

October 2023	634.09	260.14	686.42	-	-	-312.47

November 2023	706.60	283.85	739.14	-	-	-316.40

December 2023	747.53	298.17	796.47			-347.10

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

Selected Condensed Consolidated Financial Schedule of Meiwu Technology Company Limited, its subsidiaries, and the VIE

The following tables present selected condensed consolidated financial data of Meiwu Technology Company Limited. and its subsidiaries and VIE for the fiscal years ended December 31, 2023, 2022, and 2021, and balance sheet data as of December 31, 2023 and 2022, which have been derived from our audited consolidated financial statements for those years.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

	For the year ended December 31, 2021
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	-	12,258,451	-	12,258,451
Cost of revenue	-	-	-	9,418,606	-	9,418,606
Net Loss	(557,055)	(531)	-	(1,099,792)	539,792	(1,117,586)
Comprehensive Loss	(557,055)	(525)	-	(697,525)	539,792	(715,313)

	For the year ended December 31, 2022
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	9,239,819	1,738,752	-	10,978,571
Cost of revenue	-	-	8,494,105	1,309,778	-	9,803,883
Net (Loss) Income	(778,038)	68,944	(525,212)	(2,695,110)	(7,290,435)	(11,219,851)
Comprehensive (Loss) Income	(778,038)	67,297	(512,438)	(4,241,837)	(7,290,435)	(12,755,451)

	For the year ended December 31, 2023
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	8,520,183	2,457,246	-	10,977,429
Cost of revenue	-	-	7,647,158	747,206	-	8,394,364
Net (Loss) Income	(423,651)	50,419	(6,768,231)	(1,435,993)	(7,735,249)	(16,312,705)
Comprehensive (Loss) Income	(423,651)	50,419	(7,083,642)	(1,281,837)	(8,245,895)	(16,984,607)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2022
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash and cash equivalents	30,541	23,566,668	16,149	103,410	-	23,716,768
Intercompany receivables	27,338,377	(23,497,941)	724,932	-	(4,565,368)	-
Total current assets	27,368,918	68,944	5,427,601	702,484	(3,693,757)	29,874,190
Investment in subsidiaries	15,132,000	-	-	-	(15,132,000)	-
Total assets	42,500,918	68,944	5,430,916	1,225,345	(11,230,482)	37,995,641
Total liabilities	4,171,650	2,177	5,085,393	6,490,346	2,189,860	17,939,426
Total shareholders’ equity	38,329,268	66,767	345,523	(5,265,001)	(13,420,342)	20,056,215
Total liabilities and shareholders’ equity	42,500,918	68,944	5,430,916	1,225,345	(11,230,482)	37,995,641

	As of December 31, 2023
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash, cash equivalents and restricted cash	1,834	16,042,628	7,241	10,344	-	16,062,047
Intercompany receivables	24,260,905	7,605,741	-	467,243	(32,333,889)	-
Total current assets	26,514,524	117,262	3,575,004	485,789	(10,303,826)	20,388,753
Investment in subsidiaries	14,298,487	-	-	-	(14,298,487)	-
Total assets	26,514,524	117,262	3,580,353	675,966	(10,303,826)	20,584,279
Total liabilities	4,271,817	2,117	9,994,615	7,222,803	(9,922,980)	11,568,372
Total shareholders’ equity	22,242,707	115,145	(6,414,262)	(6,546,837)	(380,846)	9,015,907
Total liabilities and shareholders’ equity	26,514,524	117,262	3,580,353	675,966	(10,303,826)	20,584,279

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2021
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	(732,159)	1,565	-	(8,500,703)	539,791	(8,691,506)
Net cash provided by (used in) investing activities	26,500,000	-	-	(81,197)	-	26,418,803
Net cash provided by (used in) financing activities	(26,072,596)	26,500,000	-	1,826,612	(1,140,737)	1,113,279

	For the year ended December 31, 2022
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	(1,384,162)	68,944	(296,608)	238,434	(4,148,948)	(5,522,340)
Net cash used in investing activities	-	-	(25,916)	-	-	(25,916)
Net cash provided by (used in) financing activities	3,041,019	(743,052)	(1,653,349)	(856,123)	3,089,005	2,877,500

	For the year ended December 31, 2023
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	(189,397)	(6,869,587)	(4,676)	(199,661)	(159,518)	(7,422,839)
Net cash used in investing activities	-	-	(3,794)	(1,745)	-	(5,539)
Net cash provided by financing activities	161,487	-	-	111,051	4,256	276,794

Recent Financing Transactions

Notes Offering in 2022

On April 28, 2022, the Company entered into a certain securities purchase agreement (the “SPA”) with five “accredited investors” (the “Purchasers”) as defined in Rule 501(a) of Regulation D as promulgated under the Securities Act o, pursuant to which the Company agreed to sell to such Purchasers unsecured convertible notes with an aggregate principal amount of $5,500,000 (the “Notes”) and accompanying warrants (the “Warrants”) to purchase an aggregate of 10,000,000 ordinary shares of the Company (the “2022 Notes Offering”). The Notes bear an interest of 10% per annum and a maturity date of 18 months from the date of issuance. The Warrants are exercisable immediately upon the date of issuance, have an initial exercise price of $0.60 and expire twenty-four months from the date of issuance. The gross proceeds to the Company from the Offering were US$5 million.

On May 30, 2023, the Company and the five Purchasers entered into amendments to the Notes (the “Amendments”) to revise the Floor Price, as defined in the Notes issued on April 28, 2022, to each of the Note Holders. Pursuant to the Amendment, the Floor Price was changed from $0.30 to $0.10.

As amended, each of the Notes include an original issue discount along with $4,000.00 for Purchasers’ fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Notes. The Company may prepay all or a portion of the Notes at any time by paying 120% of the outstanding balance elected for pre-payment. Each of the Purchasers can convert his or her Note at any time after the six-month anniversary of the issuance date at a conversion price of the lower of (i) $0.50 or (ii) 80% of the lowest daily volume-weighted average price in the 20 trading days prior to the date on which the conversion price is measured (the “Market Price”). In addition, the Purchasers agreed that in any given calendar week (being from Sunday to Saturday of that week), the number of Ordinary Shares sold by it in the open market will not be more than fifteen percent (15%) of the weekly trading volume for the Ordinary Shares during such week.

The Notes, the Ordinary Shares underlying the Notes, the Warrants, and Ordinary Shares issuable upon exercise of the Warrants, are exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D.

The proceeds of this 2022 Notes Offering were used for working capital and general corporate purposes. As of the date of this annual report, the Notes issued in the 2022 Notes Offering were all fully converted.

Notes Offering in 2024

On May 17, 2024, the Company entered into a securities purchase agreement with three unaffiliated investors (each, an “Investor”, collectively, the “Investors”), pursuant to which, the Company agreed to issue a convertible note (each, a “Note”, collectively, the “Notes”) with 10% original issuance discount (the “OID”) to each Investor (the “2024 Notes Offering”). The Company received gross proceeds of $1,000,000, before any expenses, as the aggregate purchase price of the three Notes.

Each of the Notes bears interest at a rate of 10% per annum compounding daily. All outstanding principal and accrued interest on the Notes will become due and payable eighteen (18) months after the issuance date. Each of the Note includes an original issue discount that equals 10% of the purchase price. The Company may prepay all or a portion of the Notes at any time by paying 120% of the outstanding balance elected for pre-payment. Each of the Investor can convert his or her Note at any time after the six-month anniversary of the issuance date at a per share conversion price that is equal to the lower of (i) $0.50 or (ii) 80% of the lowest daily volume-weighted average price of the Company’s Ordinary Shares, in the 20 trading days prior to the date on which the conversion price is measured (the “Market Price”).

The Company issued the Notes and closed this 2024 Notes Offering on May 17, 2024. The issuance of the Notes and the Ordinary Shares underlying the Notes were exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D. The proceeds of this 2024 Notes Offering were used for working capital and general corporate purposes.

Reverse Split in 2023

On February 7, 2023, the Company received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC indicating that the Company was not in compliance with Nasdaq Rule 5450(a)(1) (the “Bid Price Rule”), as the closing bid price for the Company’s Ordinary Shares had been below $1.00 per share for the last 30 consecutive business days.

In accordance with the Nasdaq Listing Rules, the Company was provided an initial period of 180 calendar days, or until August 7, 2023, to regain compliance with the Bid Price Rule. The Company has not regained compliance with the Bid Price Rule.

On August 9, 2023, Nasdaq notified the Company that it was eligible for an additional 180 calendar day period, or until February 5, 2024, to regain compliance with the Bid Price Rule.

On November 27, 2023, the Company’s Board has approved a 1-for-35 reverse split of its Ordinary Shares. The Ordinary Shares started trading on a split-adjusted basis when the market opened on December 20, 2023. Each shareholder received one new Ordinary Share of the Company for every thirty-five Ordinary Shares they hold. Any fractional shares that would have resulted because of the reverse split were rounded up to the nearest whole share.

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

B. Business overview

We are a British Virgin Islands company incorporated on December 4, 2018. We do not have material operation and we and conduct our business in China through the VIE and its subsidiaries. We currently have two business lines, one is the SMS business, operated by Code Beating; another is the online and mobile commerce for food products, operated by Meiwu Shenzhen and its subsidiaries. The SMS business is operated by Code Beating. For the years ended December 31, 2023, SMS business generated 77.1% of our total revenue, and the online and mobile commerce business generated 22.9% of our total revenue. For the years ended December 31, 2022, SMS business generated 80.5% of our total revenue, and the online and mobile commerce business generated 19.5% of our total revenue. For the years ended December 31, 2021, the online and mobile commerce business generated 99.0% of our total revenue.

SMS   Business

Code Beating operates a SMS platform to send customized content to terminal customers. Code Beating is a mobile information service provider    . Code Beating relies on a systematic service process and independently developed business platform to provide customers with secure, effective, and timely mobile information services through the integration of communication resources of telecom operators. Enterprise SMS is currently the main business form of Code Beating. Code Beating utilizes its accumulated system development technology and business understanding based on customers’ industry to provide professional enterprise SMS services to customers.

Code Beating mainly provides customers with a complete set of services around enterprise SMS through various forms such as customized system development, enterprise instant messaging platform, application programming interface (“API”) system docking  , etc., including early debugging and opening of customer and Code Beating platform docking, maintenance and upgrading of customer SMS operation system, and solving problems such as delay in SMS transmission, ensuring smooth and fast SMS transmission. At the same time, Code Beating takes auditing information security and optimizing customer experience as its responsibility. SMS in China is regulated pursuant to the Regulations on the Management of Communication Short Message Services issued by the Ministry of Industry and Information Technology of PRC, to ensure that various enterprise SMS messages, including information verification, user notifications, member reminders, and marketing promotion, can be safely and effectively delivered to information recipients.

We mainly provide SMS services for small and medium-sized Internet enterprises. As of December 31, 2023 and 2022, we had an active customer base of 15 and 12 enterprises, respectively. Our various sales and marketing efforts have played a critical role in customer acquisition and retention. Our sales and marketing team is generally responsible for contacting prospective customers, renewing existing subscriptions, and maintaining customer relationships. Leveraging their sales expertise, thorough knowledge of our business and dedication to customer support, our sales and marketing team focuses primarily on small and medium-sized Internet enterprises   with communications requirements.

Our SMS service can also be readily integrated into our customers’ business systems and applications, allowing them to send instantaneous authentication codes, marketing messages, text notifications and other forms of messages as needed to a large number of their customers. Characterized by quality and stability, our messaging modules are capable of initiating bulk outbound text messaging to up to millions of end customers with low latency and high delivery rate. Prompted by the emergence of 5G technology, we are also actively exploring opportunities in the field of 5G-based rich communications suite to support more communications format with our messaging modules. We believe our messaging modules can significantly improve the effectiveness of our customers’ marketing and customer service activities.

E-Commerce for Food Products

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

As of December 31, 2023, the portfolio of food products sold on our Website comprises 17.4% Organic Food (510 products), 6.1% Green Food (179 products), 8.8% Agri GI Products (259 products), and 67.7% of other food products (including non-genetically modified Pollution-Free Products) (1,987 products).    As of December 31, 2022, the portfolio of food products sold on our Website comprises 17.6% Organic Food (473 products), 6.2% Green Food (168 products), 8.6% Agri GI Products (231 products), and 67.6% of other food products (including non-genetically modified Pollution-Free Products) (1,821 products). The mix of food products sold on our Website is ever-changing, depending on food quality and safety, market demand, and customer preferences.

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

We retained the project of Zhishigu experience stores and opened new offline Zhishigu community health service stations, mainly concentrated in the local residential community, introducing nutrition supplements and dietary plans, and selling food products that we offer on the Website to the community residents. As of December 31, 2023, we have launched 19 Zhishigu experience stores and 6 Zhishigu community health service stations. Experience stores and community service stations are mainly distributed in Shaanxi, Heilongjiang, Shandong, Xinjiang, Jiangsu, Sichuan, Yunnan, Guangxi, Fujian, Hebei and other places. Our present experience store model (which is subject to further refinement) allows the grantees use the Zhishigu brand and full set of visual identity images to operate the products of our online platform.

We generate revenue from the sale of food products/commodities on our Website, which includes custom pre-sales of food products/commodities such as crops. We also have another source of income from our restaurants before they were refined.

For fiscal year ended December 31, 2022, our total revenue was $10,978,571, comprising $2,144,218 from online sales of food products on our Website, and $8,834,353 from SMS.

We received an ICP license for value-added Internet information services on December 21, 2018. As we only sell food products that we have purchased from suppliers on the Website instead of operating an online marketplace which matches third party sellers and buyers, we are legally not required under Chinese law to obtain an ICP license. We have, however, obtained an ICP license just to preserve the option to run the aforementioned online marketplace in the future. The ICP license is a permit issued by the Chinese Ministry of Industry and Information Technology to permit China-based websites to operate in China.

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

As of December 31, 2023, we had over 739,208 registered users on our online sales platform, of which approximately 7,891 are monthly active users.

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

As of December 31, 2023, the portfolio of food products sold on our Website comprises 17.4% Organic Food (510 products), 6.1% Green Food (179 products), 8.8% Agri GI Products (259 products), and 67.7% of other food products (including non-genetically modified Pollution-Free Products) (1,987 products).    As of December 31, 2022, the portfolio of food products sold on our Website comprises 17.6% Organic Food (473 products), 6.2% Green Food (168 products), 8.6% Agri GI Products (231 products), and 67.6% of other food products (including non-genetically modified Pollution-Free Products) (1,821 products).

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

Green Food - Monk Head Flour, Snowy Field Cilantro Seed Oil and Fuzhiyuan Fragrant Rice;

Agri GI Products – Hengshan Goat Meat; Dangshan Pears, Fuping Persimmons etc.;

ICH Products – Xinyuan Premium Sausages, Fan Old Wine, Fengyu Hundred Year Old Oil Workshop Pure Balm etc.; and

Pollution-free Products – Huoshanyan Rice, Jinhuakui Noodle, Fuzhiyuan Rice, Tangjixiang Flour etc.

Approximately 11% of our products are exclusive to our Website (including our private labeled wines), approximately 89% are available on other e-commerce platforms for purchase and the remainder of our portfolio may be obtained from a myriad of other sources, for example, brick and mortar stores.

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

No one supplier accounts for more than 10% of our purchase for online sales in fiscal years 2021, 2022 and 2023.

Our Customers

No customer accounts for more than 10% of our revenue for online sales in fiscal years 2021, 2022 and 2023.   Prospective purchasers are required to register with us and open an account on our Website by accepting a User Agreement. Our customers are typically middle-income couples and are referred to us by other registered users through word of mouth or through our own marketing efforts.

Each registered user possesses a unique QR code. A new customer will be asked to identify his/her referrer (registered user) by scanning that referrer’s unique QR code and if identified, the referrer will earn a commission on all orders placed by that new customer.

Experience Stores

As of December 31, 2023, we have launched 19 Zhishigu experience stores and 6 Zhishigu community health service stations. Experience stores and community service stations that across 8 provinces in China, including Shaanxi, Heilongjiang, Shandong, Xinjiang, Jiangsu, Sichuan, Yunnan and Guangxi and we have signed a Cooperation Agreement on Experience Stores with each of them. The role of experience stores are terminal base stations that they can attract customers, offer our food products for customers to experience and sells our products.

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

Restaurants

Before the COVID-19 outbreak, we have sub-leased 5,812 square feet (539.98 square meter) at Rooms C106, C107, C108, C109, C110, C111, C112 on Hangcheng Street, Hourui No.2 Industrial District, Zhichuang Juzhen Industrial Park, Bao’an District, Shenzhen and soft-launched our first restaurant there. We also provide a grocery section for onsite purchases of our food products. This restaurant offers us the opportunity for management system testing, dish product research and personnel training. Additionally, we are constantly assessing the effectiveness of various marketing promotions and initiatives.

As the uncertainty surrounding the COVID-19 outbreak, there is a possibility that our restaurants can not let the customers to eat in the hall. It would be an adversely affect the operation and development of our restaurants. We began to sell our food online through Meituan APP. The customers selected the food and ordered it on Meituan APP, our restaurants prepared the foods and then the Meituan Riders would take the food and deliver it to customers.

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

As of December 31, 2023, we have sub-leased 1,545.04 square meter at Room 1601, 1602 and 1603 on Building C, Shenye Century Industrial Center, No. 743 Zhoushi Road, Hangcheng Street, Bao’an District, Shenzhen. We also opened a sample operation room and introduced some food processing equipment, providing us with conditions for food research and personnel training.

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

Cybersecurity

The Cybersecurity Law, as adopted by the National People’s Congress on November 7, 2016, has come into force on June 1, 2017. Regarded as the fundamental law in the area of cybersecurity in China, the Cybersecurity Law regulates network operators and others from the following perspectives: the principle of Cyberspace sovereignty, security obligations of network operators and providers of network products and services, protection of personal information, protection of critical information infrastructure, data use and cross-border transfer, network interoperability and standardization. Network operators shall, according to the requirements of the rules for graded protection of cybersecurity, fulfill security protection obligations, so as to ensure that the network is free from interference, damage or unauthorized access, and prevent network data from being divulged, stolen or falsified. In addition, any network operator to collect personal information shall follow the principles of legitimacy, rationality and necessity and shall not collect or use any personal information without due authorization of the person whose personal information is collected. Each individual is entitled to require a network operator to delete his or her personal information if he or she finds that collection and use of such information by such operator violate the laws, administrative regulations or the agreement by and between such network operator and such individual; and is entitled to require any network operator to make corrections if he or she finds errors in such information collected and stored by such network operator. Such network operator shall take measures to delete the information or correct the error.

On December 28, 2021, the CAC and other 12 regulatory authorities jointly revised and promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated in 2020. The Cybersecurity Review Measures stipulates that (1) critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, are subject to the cybersecurity review by the Cybersecurity Review Office, and (2) network platform operators holding personal information of more than one million users seeking for listing in a foreign country must apply for the cybersecurity review. In addition, the relevant PRC governmental authorities may conduct a cybersecurity review against the operators if the authorities believe that network products, services or data processing activities of such operators affect or may affect national security.

The SCNPC promulgated the PRC Data Security Law on June 10, 2021, which came into effect on September 1, 2021. According to the PRC Data Security Law, data collection shall be conducted in a legitimate and proper manner, while theft or illegal collection of data shall be prohibited. In addition, enterprises conducting data processing activities shall establish and improve their data security management systems, organize data security trainings and adopt corresponding technical measures and other necessary measures to guard data security. The State shall establish a data security system to administer data protection at different levels and by different categories, and impose specific compliance obligations on processors of important data, including specifying the person and institution of data security protection responsibilities, conducting regular risk assessment, fulfilling the regulatory requirements for transmitting important data overseas. Any organization or individual carrying out data processing activities that violates the PRC Data Security Law shall bear the corresponding civil, administrative or criminal liability depending on specific circumstances. Where the national core data management system is violated, which endangers national sovereignty, security, and development interests, the relevant competent authority shall impose a fine ranging from RMB2 million to RMB10 million, and order suspension of the related business, suspension of business for rectification, revocation of the related business permit or business license according to the circumstance.

On November 14, 2021, the CAC issued the Draft Cyber Data Security Regulations, which provides that data processors conducting the following activities shall apply for cybersecurity review: (1) merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests that affect or may affect national security, (2) data processors that process personal information of over one million users and that intend to list abroad; (3) listing in Hong Kong which affects or may affect national security; (4) other data processing activities that affect or may affect national security. The processors of important data or data processors who are listed overseas shall conduct data security assessments by themselves or by entrusted data security service agencies every year, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year.

Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users with data collected through the internet, and we expect such scrutiny to continue to increase. We have adopted policies, procedures and guidelines to comply with these laws and regulations and protect the personal privacy of our customers and the security of their data. Our board of directors has general oversight power over cybersecurity issues and delegates the daily supervision responsibility to our chief executive officer, Mr. Xinliang Zhang. The head of our IT department directly reports cybersecurity status to Mr. Zhang,   and in case of a cybersecurity incident, Mr. Zhang will report the incident to our board of directors to take appropriate and timely measures in response to the incident. See “Item 3. Key Information - D. Risk Factors—Risks Relating to Our Business and Industry—Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.”

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

Our business is dependent on a combination of trademarks, copyrights, domain names, trade names, trade secrets and other proprietary rights, in order to protect our intellectual property rights. As of the date of this annual report, we have 88 registered trademarks in different categories and 29 registered computer software copyrights in the People’s Republic of China.

Trademarks

Trademark	Registration Number	Date	Classes**
	22377947	February 7, 2018	9
	22378573	February 7, 2018	33
	22378615	February 7, 2018	35
	22378926	February 7, 2018	36
	22378982	February 7, 2018	41
	22379208	February 7, 2018	42
	38082135	December 28, 2019	3
	38066556	December 28, 2019	16
	38083372	December 28, 2019	21
	38066558	December 28, 2019	45
	38082143	December 28, 2019	24
	38100052	December 28, 2019	21
	38108508	December 28, 2019	45
	38100056	December 28, 2019	39
	38095790	December 28, 2019	41
	38095795	December 28, 2019	29
	38087302	December 28, 2019	20
	38105330	December 28, 2019	16
	38108512	December 28, 2019	24
	38100047	December 28, 2019	30
	38083366	January 7, 2020	38
	39539112	March 14, 2020	36
	39519229	February 28, 2020	38

39527140	March 14, 2020	41
39528541	March 14, 2020	35
39519230	February 28, 2020	9
39539116	April 21, 2020	42
39528510	March 14, 2020	38
39525718	February 28, 2020	42
39543180	February 28, 2020	9
39523173	February 28, 2020	43
39533247	February 28, 2020	36
39528511	February 28, 2020	41
39533246	February 28, 2020	35
39543168	February 28, 2020	43
39521725	February 28, 2020	35
38108505	March 7, 2020	42
38117208	January 7, 2020	20
38103755	January 7, 2020	35
38095791	January 14, 2020	43
38098780	February 7, 2020	3
38095793	January 14, 2020	38
38105325	January 7, 2020	31
38103752	January 7, 2020	33
38118406	April 14, 2020	32

40258409	May 28, 2020	40
40245204	May 28, 2020	30
40237843	March 28, 2020	33
40237845	May 28, 2020	29
40253004	April 7, 2020	39
40245203	April 7, 2020	34
40982791	May 7, 2020	41
40971171	April 28, 2020	9
40986464	May 7, 2020	38
40982790	May 7, 2020	35
40995740	May 7, 2020	16
49885220	April 28, 2020	43
50529065	July 28, 2021	39
50522827	August 7, 2021	43
63057609	February 7, 2023	35
63083751	September 7, 2023	42
63062317	September 7, 2023	43
63072951	November 21, 2022	29
63107992	October 7, 2022	18
63108002	October 7, 2022	20
63099697	September 21, 2023	29
63100146	October 7, 2022	7
63114690	October 7, 2022	24
63101393	October 7, 2022	19
63095562	February 7, 2023	32
63107041	September 7, 2023	43
63112232	October 7, 2022	21
63093490	October 7, 2022	14
63100071	October 7, 2022	3
63095522	October 7, 2022	16
63101371	October 7, 2022	8
67245371	June 28, 2023	35
67240366	June 28, 2023	42
67252503	April 21, 2023	32
67240434	April 14, 2023	30
67252184	April 21, 2023	43
67256383	June 28, 2023	42
67252177	April 28, 2023	43
67229924	May 7, 2023	32
67244080	April 28, 2023	30
67229959	June 28, 2023	35
68737292	October 7, 2023	35
68733989	October 7, 2023	42

** Classes

Class 3

Bleaching preparations and other substances for laundry use; cleaning, polishing, scouring and abrasive preparations; soaps; perfumery, essential oils, cosmetics, hair lotions; dentifrices.

Class 7

Machines and machine tools; motors and engines (excluding those used for land vehicles); machine couplings and transmission components (excluding those used in land vehicles); non manual agricultural equipment; Incubators; vending machines.

Class 8

Hand tools and tools (manual); knives, forks, and spoons for tableware; carrying weapons; razor.

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

Class 14

Precious metals and their alloys; jewelry, gemstones and semi precious stones; clocks and timing instruments.

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

Class 18

Leather and artificial leather; animal skin; luggage and backpack; umbrellas and parasols; cane; whips, harnesses, and saddles; animal collars, belts, and clothing.

Class 19

Non metallic building materials; non metallic hard pipes for construction purposes; tar, asphalt; mobile non-metallic buildings; a non-metallic monument.

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

Software Copyright

We currently have 29 registered computer software copyrights in the PRC as of the date of this annual report.   Set forth below is a detailed description of these copyrights.

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

● Nation-wide sales network. We have established a strong client base and our food suppliers are directly working with their distributors to ship food products to our customers throughout China. As of December 31, 2023, we had over 739,208 registered users on our online sales platform, of which approximately 7,891 of them are monthly active users. We also have established cooperation relationships with 19 Zhishigu experience stores and 6 Zhishigu community health service stations located in in Shaanxi, Heilongjiang, Shandong, Xinjiang, Jiangsu, Sichuan, Yunnan, Guangxi, Fujian, Hebei and other places..

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

INDUSTRY

Background to the SMS Service Industry in China

Enterprise SMS, as the main form of mobile information services, has the characteristics of convenience, stability, and reliability. With the vigorous development of mobile Internet, enterprise short messages have become the main channel for enterprises to manage customers, communicate with customers, and serve customers by virtue of the characteristics of accurate touch, high penetration, and low cost, bringing a large number of instant communication needs for the mobile information service market, including short messages such as dynamic verification codes, notification alerts, and member marketing. According to the 2023 Communication Industry Statistics Bulletin released by the Ministry of Industry and Information Technology, the national mobile SMS business volume decreased by 0.3% compared to the previous year, and the mobile SMS business revenue decreased by 0.7% compared to the previous year. The duration of mobile phone calls nationwide is 2.24 trillion minutes, a decrease of 2.7% compared to the previous year.

As an information bridge between people, connecting online and offline, the application proportion of instant messaging in scenarios such as SMS verification code and information push is increasing significantly with the continuous growth of the Internet industry. The development of mobile Internet has created new growth space for mobile Internet technology and information services. With the rapid development of the Internet, it has now become a key industry that affects China’s economic and social development and changes people’s lifestyle. In 2023, mobile Internet access traffic will reach 301.5 billion GB, an increase of 15.2% over the previous year. By the end of 2023, mobile Internet users had reached 1.517 billion, with a net increase of 63.16 million. The annual average monthly mobile Internet traffic (DOU) reached 16.85GB/household/month, an increase of 10.9% over the previous year; In December 2023, the DOU reached 18.93GB/household, an increase of 2.75GB/household compared to the end of last year.

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

In light of the above restrictions and requirements, we operate our website through Meiwu Shenzhen, our consolidated variable interest entity. On December 21, 2018, Meiwu Shenzhen received an ICP license to provide value-added Internet information services. The ICP license is a permit issued by the Chinese Ministry of Industry and Information Technology to permit China-based websites to operate in China. Because Meiwu Shenzhen only sells food products of suppliers on the Website instead of operating an online marketplace for third party sellers and buyers, Meiwu Shenzhen is legally not required under Chinese law to obtain an ICP license. It has however obtained an ICP license just to preserve the option to run the aforementioned online marketplace in the future.

Regulation Relating to SMS Business

In accordance with the provisions of the Administrative Provisions on Short Message Services promulgated by the Ministry of Industry and Information Technology on May 19, 2015 and implemented on June 30, 2015, entities operating short message services are obliged to obtain a license for telecommunications business operation in accordance with the law. The short message service provider offering the port type short message service should utilize the port number in line with the code number structure, bit length, purpose and scope of use approved by the telecommunication regulatory authority. No port number shall be transferred or leased without the approval of the telecommunications regulatory authority. Short message service providers should strictly comply with relevant laws and regulations when collecting and using users’ personal information in their business activities. Short message service providers and short message content providers shall not generate, replicate, publish and disseminate short messages containing prohibited content as stipulated in the Telecommunications Regulations of the People’s Republic of China and other laws and regulations.

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

While the application of the M&A Rules remains unclear, we believe, based on the opinion of our PRC counsel, Dacheng, that our contractual arrangements are in compliance with the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented.

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

On June 23, 2022, we entered into a Share Purchase Agreement (“SPA”) with Mahaotiaodong Information Technology Company Limited, a British Virgin Islands business company (the “Mahao BVI”), and all the shareholders of Mahao BVI, who collectively hold 100% issued and outstanding shares of Mahao BVI (the “Sellers”). Mahao BVI indirectly owns 100% of Code Beating (Xiamen) Technology Company Limited, a company organized under the laws of the PRC (“Code Beating”), via Mahao BVI’s wholly-owned subsidiary in Hong Kong, DELIMOND Limited. Code Beating is a company engaging in providing Internet access and related services based in Xiamen, China. Pursuant to the SPA, we are going to acquire 100% of the issued and outstanding shares of Mahao BVI. Upon the closing, the Company delivered to the Sellers total consideration of US$6 million to be paid in Ordinary Shares of the Company, at a price of US$0.6 per share, for a total of 10,000,000 Ordinary Shares.

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

On May 4, 2023, the VIE, Meiwu Shenzhen, together with an individual, Kun Xu (“Kun”) and an entity, Xi ‘an Senli Huinong Agricultural Technology Co. LTD (“Senli Huinong”), established a new subsidiary in Shenzhen, China, Shenzhen Jiayuan Liquor Sales Co., Ltd (“Jiayuan Liquor”). Jiayuan Liquor’s registered capital is RMB 1.8 million (approximately, $252,180) and its equity interests are divided among Meiwu Shenzhen (70%), Kun (21%) and Senli Huinon (9%). Jiayuan Liquor’s domiciled address is 1603, Building C, Shenye Century Industrial Center, No. 743, Zhoushi Road, Hezhou Community, Hangcheng Street, Baoan District, Shenzhen.

The following diagram illustrates our current corporate structure as of the date of this annual report:

* The 49% equity interests of Wude Shanghai are owned by Shenzhen Heme Enterprise Consulting Partnership (Limited Partnership), a limited partnership organized under the laws of the PRC.

** The 49% equity interests of Heme Brand are owned by Yafang Liu (25%) and Guoming Huang (24%).

*** The 30% equity interests of Jiayuan Liquor are owned by Kun Xu (21%) and Xi ‘an Senli Huinong Agricultural Technology Co. Ltd. (9%)

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

D. Properties, Plants and Equipment

Leases

As of December 31, 2023, our headquarters and executive offices are located in Shenzhen, China and consist of approximately 1,545.04 square meters of office space under one sub-lease.

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

On May 27, 2022, Shenzhen Bao’an Industrial Investment Group Co., Ltd (“Bao’an Industrial Investment”) entered a lease with Meiwu Shenzhen to lease our executive offices to us for a lease term from June 1, 2022 to February 28, 2025, at a monthly net rent of RMB35,233.55(approximately, $5,109) for the period from June 1, 2022 to May 31, 2023, a monthly net rent of RMB36,995.23 (approximately, $5,364) for the period from June 1, 2023 to May 31, 2024 and a monthly net rent of RMB38,846.59 (approximately, $5,633) for the period from June 1, 2024 to February 28, 2025.

Facility	Address	Space (m2)
Headquarters/Executive Offices	1602, Building C, Shenye Century Industrial Center, No. 743 Zhoushi Road, Hangcheng Street, Bao’an District, Shenzhen, China	904
Headquarters/Executive Offices	1601, Building C, Shenye Century Industrial Center, No. 743 Zhoushi Road, Hangcheng Street, Bao’an District, Shenzhen, China	464
Headquarters/Executive Offices	1603, Building C, Shenye Century Industrial Center, No. 743 Zhoushi Road, Hangcheng Street, Bao’an District, Shenzhen, China	177

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

We are a British Virgin Islands company incorporated on December 4, 2018. We do not have material operation and we and conduct our business in China through the VIE and its subsidiaries. We currently have two business lines, one is the SMS business, operated by Code Beating; another is the online and mobile commerce for food products, operated by Meiwu Shenzhen and its subsidiaries. The SMS business is operated by Code Beating. For the years ended December 31, 2023, SMS business generated 77.1% of our total revenue, and the online and mobile commerce business generated 22.9% of our total revenue. For the years ended December 31, 2022, SMS business generated 80.5% of our total revenue, and the online and mobile commerce business generated 19.5% of our total revenue. For the years ended December 31, 2021, the online and mobile commerce business generated 99.0% of our total revenue.

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

A. Operating Results

Years Ended December 31, 2023, and 2022

The following table summarizes the results of our operations for the years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year ended		Year ended
	December 31,		December 31,		Variance
	2023	% of revenue	2022	% of revenue	Amount	%

NET REVENUES
Net Product Revenue	$2,513,483	23%	$2,144,218	20%	$369,265	17%
Net Service Revenue	8,463,946	77%	8,834,353	80%	(370,407)	(4)%
Total Net Revenues	10,977,429	100%	10,978,571	100%	(1,142)	-
COST OF REVENUES	8,394,364	76%	9,803,883	89%	(1,409,519)	(14)%
GROSS PROFIT	2,583,065	24%	1,174,688	11%	1,408,377	120%
OPERATING EXPENSES
Sales and Marketing Expenses	1,475,792	13%	1,086,567	10%	175,366	16%
General and Administrative Expenses	2,532,860	23%	2,802,132	26%	(269,272)	(10)%
Research and Development Expenses	107,199	1%	1,030,359	9%	(923,160)	(90)%
Total Operating Expenses	4,099,851	37%	4,914,058	45%	(1,012,066)	(21)%
LOSS FROM OPERATIONS	(1,516,786)	(14)%	(3,739,370)	(34)%	2,420,443	(65)%
Assets impairment loss	(14,698,853)	(134)%	(6,736,684)	(61)%	(1,745,601)	26%
(Loss) Gain on disposal of subsidiary	(28,648)	-	14,002	-	(42,650)	(305)%
Other income (expense), net	138,822	1%	(546,655)	(5)%	699,764	(128)%
LOSS BEFORE INCOME TAX	(16,105,465)	(147)%	(11,008,707)	(100)%	1,331,956	(12)%
Provision for Income Taxes	207,240	2%	211,144	2%	(3,904)	(2)%
NET LOSS	(16,312,705)	(149)%	(11,219,851)	(102)%	1,335,860	(12)%
Less: net loss attributable to non-controlling interest	(246,321)	(2)%	(147,835)	(1)%	24,615	(17)%
NET LOSS ATTRIBUTABLE TO THE OWNERS’ COMPANY	(16,066,384)	(146)%	(11,072,016)	(101)%	1,311,245	(2)%
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	(671,902)	(6)%	(1,535,600)	(14)%	1,208,255	(79)%
COMPREHENSIVE LOSS	$(16,984,607)	(155)%	$(12,755,451)	(116)%	$2,544,115	(20)%

Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that we offer to our customers, such as discounts that are offsets to gross sales and certain other adjustments. Our net revenue consists of product revenue and service revenue. Product revenue was derived mainly from sales of our products to customers in China via our Website and the SMS services.

Net revenue decreased by US$1,142 from US$11.0 million in 2022 to US$11.0 million in 2023, which was mainly due to the online retail sales and offline increased by US$0.4 million and the service revenue decreased by US$0.4 million compared to 2022.

The following table sets forth the breakdown of our net revenue for the years ended December 31, 2023 and 2022.

For the year ended December 31, 2023

	Net	% of Total	Sales	Average
Product category	revenue	revenue	quantities	selling price

Grains, oil, and spices	$98,336	0.9%	12,470	$7.89
Beverages, alcohol and tea	$1,527,256	13.9%	4,724	$323.30
Meat, poultry and eggs	$42,616	0.4%	2,724	$15.64
Other food	$643,524	5.9%	11,308	$56.91
Fresh fruits and vegetables	$74,009	0.7%	2,370	$31.23
Groceries	$126,459	1.2%	2,540	$49.79
Dried seafood	$1,283	0.0%	278	$4.61
SMS service	$8,463,946	77.0%	n/a	n/a
Total	$10,977,429	100%	36,414

We have seven major product categories in online sales: (1) grains, oil, and spices (2) fresh fruits and vegetables (3) meat, poultry and eggs, (4) dried seafood, (5) beverages, alcohol and tea, (6) other food, (7) groceries. Our revenue is primarily generated from SMS service, which account for 77.0% and 80.5% of the total revenue for the years ended December 31, 2023 and 2022, respectively. Grains, oil, and spices had average selling prices of $7.89 and $11.16 for the years ended December 31, 2023 and 2022, respectively. Beverages, alcohol and tea had average selling prices of $323.30 and $26.72 for the years ended December 31, 2023 and 2022, and accounted for 13.9% and 2.6% of the total revenue for the years ended December 31, 2023 and 2022, respectively.

For the year ended December 31, 2022

	Net	% of Total	Sales	Average
Product category	revenue	revenue	quantities	selling price

Grains, oil, and spices	$473,481	4.3%	42,424	$11.16
Beverages, alcohol and tea	$300,799	2.6%	11,257	$26.72
Meat, poultry and eggs	$269,880	2.6%	24,996	$10.80
Other food	$726,158	6.6%	50,097	$14.50
Fresh fruits and vegetables	$311,594	2.8%	20,937	$14.88
Groceries	$43,980	0.4%	4,313	$9.53
Dried seafood	$18,326	0.2%	658	$27.85
SMS service	$8,834,353	80.5%	n/a	n/a
Total	$10,978,571	100%	154,682

We have seven major product categories in online sales: (1) grains, oil, and spices (2) fresh fruits and vegetables (3) meat, poultry and eggs, (4) dried seafood, (5) beverages, alcohol and tea, (6) other food, (7) groceries. Revenue is primarily generated from SMS service, which account for 80.5% of the total product revenue for the year ended December 31, 2022 and primarily generated from meat, poultry and eggs, which account for 43.7% of the total revenue for the year ended December 31, 2021. Grains, oil, and spices had average selling prices of $11.16 and $10.57 for the years ended December 31, 2022 and 2021, respectively. Beverages, alcohol and tea had average selling prices of $26.72 and $43.40 for the years ended December 31, 2022 and 2021, and accounted for 2.6% and 14.7% of the total product revenue for the years ended December 31, 2022 and 2021, respectively.

Our SMS service is mainly provided by Code Beating.

Cost of Revenue and Gross Profit

Cost of revenue was decreased and gross profit have increased in 2023. Cost of revenue, including tax surcharges, was $8.4 million for the year ended December 31, 2023, a decrease of $1.4 million, or 14% from $9.8 million for the year ended December 31, 2022. Gross profit was $2.6 million for the year ended December 31, 2023, an increase of $1.4 million from $1.2 million for the year ended December 31, 2022.

The following tables set forth the calculation of gross profit and gross margin for sales of major product categories for the years ended December 31, 2023 and 2022.

For the year ended December 31, 2023

	Net	Cost of	Tax	Gross	Gross
Product category	revenue	revenue	surcharges	profit	margin
Grains, oil, and spices	$98,336	72,566	154	25,616	26.0%
Beverages, alcohol and tea	$1,527,256	413,875	2,386	1,110,995	72.7%
Meat, poultry and eggs	$42,616	34,708	67	7,841	18.4%
Other food	$643,524	160,007	1,005	482,512	75.0%
Fresh fruits and vegetables	$74,009	13,953	116	59,940	81.0%
Groceries	$126,459	36,806	198	89,455	70.7%
Dried seafood	$1,283	1,316	2	(35)	(2.7)%
SMS service	$8,463,946	7,643,981	13,225	806,740	9.5%
Total	$10,977,429	8,377,212	17,152	2,583,065	23.5%

Fresh fruits and vegetables had the highest gross margin of 81.0% among the eight product categories whereas dried seafood had the lowest gross margin of negative 2.7% among products sold for the year ended December 31, 2023. The gross margin of SMS service was 9.5% for the year ended December 31, 2023.

For the year ended December 31, 2022

	Net	Cost of	Tax	Gross	Gross
Product category	revenue	revenue	surcharges	profit	margin
Grains, oil, and spices	$473,481	392,585	326	80,572	17.0%
Beverages, alcohol and tea	$300,799	181,414	207	119,179	39.6%
Meat, poultry and eggs	$269,880	244,843	186	24,851	9.2%
Other food	$729,158	752,489	500	(26,831)	(3.7)%
Fresh fruits and vegetables	$311,594	282,872	214	28,506	9.2%
Groceries	$43,980	37,393	30	6,557	14.9%
Dried seafood	$18,326	11,965	13	6,348	34.6%
SMS service	$8,834,353	7,892,769	6,077	935,506	10.6%
Total	$10,978,571	9,796,330	7,553	1,174,688	10.7%

Dried seafood had the highest gross margin of 34.6% among the eight product categories whereas other food had the lowest gross margin of negative 3.7% among products sold for the year ended December 31, 2022. In 2022, we acquired Code Beating, Yundian and Yuanxing, and of the service revenue increased due to the short messages service provided by these three new subsidiaries. The gross margin of SMS service was 10.6% for the year ended December 31, 2022.

The 12.8% overall increase in gross margin from 10.7% for the year ended December 31, 2022 to 23.5% for the year ended December 31, 2023 was mainly due to the VIE’s subsidiary, Heme Brand, launched the new products such as blace rice grain beverage, which increased the gross margin of beverages, alcohol and tea to 72.7%. The gross margin for other food increased by 78.7%, gross margin for fresh fruits and vegetables increased by 71.8%, gross margin for groceries increased by 55.8%.

Sales and Marketing Expenses

Sales and marketing expenses were $1.5 million for the year ended December 31, 2023, an increase of $0.4 million, from $1.1 million for the year ended December 31, 2022. The increase was attributable mainly to increased advertising expenses and sales commissions to support the products promotion of Heme Brand.

General and Administrative Expenses

General and administrative expenses were $2.5 million for the year ended December 31, 2023, a decrease of $0.3 million from $2.8 million for the year ended December 31, 2022. The decrease was mainly attributable to decreased salary and employee benefit expenses. Besides, the headcount of employee decreased from 35 to 22.

Research and Development Expenses

Research and development expenses decreased by $0.9 million for the year ended December 31, 2023 from $1.0 million for the year ended December 31, 2022. The decrease in research and development expenses was due to the software development of Yundian in 2022.

Assets impairment loss

Assets impairment loss increased by $7.9 million for the year ended December 31, 2023 from $6.7 million for the year ended December 31, 2022. The increase in assets impairment loss is due to the software development of Yundian and goodwill of Yuanxing.

(Loss) Gain on disposal of subsidiaries

(Loss) Gain on disposal of subsidiaries decreased by $42,650 for the year ended December 31, 2023 from $14,002 for the year ended December 31, 2022. The decrease in gain on disposal of subsidiaries is due to we stopped the business of Wunong shaanxi on March 24, 2023.

Other Income (Expense), net

Other income (expense), net consists primarily of non-operating income and interest income or expenses. Other income was $138,822 for the year ended December 31, 2023, and expense was $546,655 for the year ended December 31, 2022. The increase in other income due to the decrease in interest expense of convertible notes.

Provision for income taxes

Our provision for income taxes was $207,240 and $211,144 million for the years ended December 31, 2023 and 2022, respectively. The increase was due to the net income generated by Code beating, Yuanxing and Heimistar.

Other comprehensive income

Foreign currency translation adjustments amounted to $671,902 and $1,535,600 for the years ended December 31, 2023 and 2022, respectively. The balance sheet amounts, with the exception of equity, on December 31, 2023 were translated at 1.00 RMB to $0.1408 as compared to 1.00 RMB to $0.1450 on December 31, 2022. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the year ended December 31, 2023 and 2022 were 1.00 RMB to $0.1412 and 1.00 RMB to $0.1486, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

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

Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that we offer to our customers, such as discounts that are offsets to gross sales and certain other adjustments. Our net revenue consists of product revenue and service revenue. Product revenue was derived mainly from sales of our products to customers in China via our Website and the SMS services.

Net revenue decreased by 10% from US$12.2 million in 2021 to US$11.0 million in 2022, which was mainly due to the decrease of both online retail sales and offline as impacted by the COVID-19 pandemic. But the service revenue increased by 100% compare to 2022, which was due to that the revenue generated by Code Beating, Yundian and Yuanxing, the three new subsidiaries acquired by us in 2022.

The following table sets forth the breakdown of our net revenue for the years ended December 31, 2022 and 2021.

For the year ended December 31, 2022

	Net	% of Total	Sales	Average
Product category	revenue	revenue	quantities	selling price

Grains, oil, and spices	$473,481	4.3%	42,424	$11.16
Beverages, alcohol and tea	$300,799	2.6%	11,257	$26.72
Meat, poultry and eggs	$269,880	2.6%	24,996	$10.80
Other food	$726,158	6.6%	50,097	$14.50
Fresh fruits and vegetables	$311,594	2.8%	20,937	$14.88
Groceries	$43,980	0.4%	4,313	$9.53
Dried seafood	$18,326	0.2%	658	$27.85
SMS service	$8,834,353	80.5%	n/a	n/a
Total	$10,978,571	100%	154,682

For the year ended December 31, 2021

	Net	% of Total	Sales	Average
Product category	revenue	revenue	quantities	selling price

Grains, oil, and spices	$3,103,217	25.3%	293,723	$10.57
Beverages, alcohol and tea	$1,808,015	14.7%	41,664	$43.40
Meat, poultry and eggs	$5,355,829	43.7%	1,027,304	$5.21
Other food	$1,070,054	8.7%	79,946	$13.38
Fresh fruits and vegetables	$597,828	4.9%	488,173	$1.22
Groceries	$169,501	1.4%	10,217	$16.59
Dried seafood	$41,088	0.3%	5,172	$7.94
Restaurant Services	$112,919	1.0%	n/a	n/a
Total	$12,258,451	100%	1,946,199

We have seven major product categories in online sales: (1) grains, oil, and spices (2) fresh fruits and vegetables (3) meat, poultry and eggs, (4) dried seafood, (5) beverages, alcohol and tea, (6) other food, (7) groceries. Revenue is primarily generated from SMS service, which account for 80.5% of the total product revenue for the year ended December 31, 2022 and primarily generated from meat, poultry and eggs, which account for 43.7% of the total revenue for the year ended December 31, 2021. Grains, oil, and spices had average selling prices of $11.16 and $10.57 for the years ended December 31, 2022 and 2021, respectively. Beverages, alcohol and tea had average selling prices of $26.72 and $43.40 for the years ended December 31, 2022 and 2021, and accounted for 2.6% and 14.7% of the total product revenue for the years ended December 31, 2022 and 2021, respectively.

Our SMS service is mainly provided by Code Beating.

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

For the year ended December 31, 2022

	Net	Cost of	Tax	Gross	Gross
Product category	revenue	revenue	surcharges	profit	margin
Grains, oil, and spices	$473,481	392,585	326	80,571	17.0%
Beverages, alcohol and tea	$300,799	181,414	207	119,179	39.6%
Meat, poultry and eggs	$269,880	244,843	186	24,851	9.2%
Other food	$729,158	752,489	500	(26,831)	(3.7)%
Fresh fruits and vegetables	$311,594	282,872	214	28,506	9.2%
Groceries	$43,980	37,393	30	6,557	14.9%
Dried seafood	$18,326	11,965	13	6,348	34.6%
SMS service	$8,834,353	7,892,769	6,077	935,506	10.6%
Total	$10,978,571	9,796,330	7,553	1,174,687	10.7%

Dried seafood had the highest gross margin of 34.6% among the eight product categories whereas other food had the lowest gross margin of negative 3.7% among products sold for the year ended December 31, 2022. In 2022, we acquired Code Beating, Yundian and Yuanxing, and of the service revenue increased due to the short messages service provided by these three new subsidiaries. The gross margin of SMS service was 10.6% for the year ended December 31, 2022.

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

General and Administrative Expenses

General and administrative expenses were $2.8 million for the year ended December 31, 2022, an increase of $0.8 million from $2.0 million for the year ended December 31, 2021. The increase was mainly attributable to increased salary and employee benefit expenses, and we acquired Yundian, Code Beating and Yuanxing in 2022.

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

Provision for income taxes

Our provision for income taxes was $0.2 million and $nil for the years ended December 31, 2022 and 2021, respectively. The increase was due to the net income generated by Code Beating and Yuanxing.

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

B. Liquidity and Capital Resources

We had cash of $16,062,047 and $23,716,768 as of December 31, 2023 and 2022, respectively. Net loss was $16.3 million and $11.2 million for years ended December 31, 2023 and 2022. Excluding the loan receivable, the Company had working capital of $12.9 million and $21.5 million as of December 31, 2023 and 2022, respectively. We have funded working capital and other capital requirements primarily by equity contributions from shareholders. Cash is required to pay purchase costs for inventory, salaries, selling expenses, rental expenses, income taxes, and other operating expenses.

In assessing our liquidity, management monitors and analyses our cash on hand, ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments. Our major shareholders have been providing and will continue to provide their personal funds, if necessary, to support us on an as-needed basis. In 2023, major shareholders have contributed approximately $171,874 to us.

Cash flows for the years ended December 31, 2023, 2022 and 2021

The following table sets forth cash flow data for the year ended December 31, 2023, 2022 and 2021:

	Years Ended
	December 31,
	2023	2022	2021
Net cash used in operating activities	$(7,22,839)	$(5,522,340)	$(8,691,506)
Net cash (used in) provided by investing activities	(5,539)	(25,916)	26,418,803
Net cash provided by financing activities	276,794	2,877,500	1,113,279
Effect of changes of foreign exchange rate on cash	(503,137)	(246,808)	765,792
Net increase in cash, cash equivalents and restricted cash	$(7,654,721)	$(2,917,564)	$19,606,368

Operating Activities

Net cash used in operating activities was approximately $7.2 million for the year ended December 31, 2023. Net cash used in operating activities in fiscal year 2023 mainly consisted of net loss of $9.9 million, adjustments of $1.9 million non-cash items, a decrease of $1.1 million in accounts receivable, a decrease of $2.3 million in account payable and an increase of $1.1 million in accrued expenses and other current liabilities.

Net cash used in operating activities was approximately $5.5 million for the year ended December 31, 2022. Net cash used in operating activities in fiscal year 2022 mainly consisted of net loss of $11.2 million, adjustments of $6.8 million non-cash items, an increase of $4.1 million in account receivable, an increase of $3.3 million in account payable and an increase of $1.2 million in advances to suppliers.

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

Investing Activities

Net cash used in investing activities was $5,539 for the year ended December 31, 2023, which was mainly investment in purchasing of property and equipment of $5,539.

Net cash used in investing activities was $25,916 for the year ended December 31, 2022, which was mainly investment in purchasing of property and equipment of $25,916.

Net cash provided by investing activities was approximately $26.4 million for the year ended December 31, 2021, which was mainly proceeds from loan receivable of $26.5 million.

Financing Activities

Net cash provided by financing activities was $276,794 for the year ended December 31, 2023, which consisted of repayment of Bank loans of $0.1 million and proceed from capital contribution of $0.2 million.

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

Capital Expenditures

We had capital expenditures of $5,539, $25,916 and $81,197 for the years ended December 31, 2023, 2022 and 2021, respectively.

Contractual Obligations.

The Company leases two offices under operating leases. The following table summarizes our contractual obligations, which are comprised entirely of operating lease obligations as of December 31, 2023, and the effect these obligations expected to have on our liquidity and cash flows in future periods:

		Payments due by period
	Total	Less than 1 year	1-3 years
Operating Lease Obligations	50,613	44,498	6,115
Total	50,613	44,498	6,115

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

Service revenue

The Company generate substantially all of the Company’s services revenue from the following service:

(1) Communication Platform-as-a-Service (“CPaaS”) which allows customers to send text messages using the Company’s cloud-based platform through the new acquired subsidiary Code Beating; The Company account for revenue from customers’ usage of text message on the Company’s CPaaS platform as a separate performance obligation. The Company’s service fees are determined by applying the contractual unit price to the monthly usage volume of text messages sent and a contractual monthly fixed charge per subscriber multiplied by the number of subscribers recorded by the Company’s CPaaS platform where relevant. The cloud-based services to send text messages are sold separately to customers with observable standalone selling prices. In accordance with ASC 606, the Company recognize revenue upon the transfer of control of promised services provided to the Company’s customers, in the amount of consideration the Company expect to receive for those services (excluding sales taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

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

Income taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2023 and 2022. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 “Accounting for Uncertainty in Income Taxes,” prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2023 and 2022. All tax returns since the Company’s inception are subject to examination by tax authorities.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

Set forth below is information concerning our directors and executive officers as of the date of this annual report:

Name	Age	Position(s)
Xinliang Zhang	43	Chief Executive Officer and Director
Qiulan Li	46	Co-Chief Executive Officer and Director
Qiufei Chen	42	Chief Operating Officer and Director
Zihao Liu	30	Chief Financial Officer
Changbin Xia	51	Chairman
Lam Kit Lam	50	Independent Director
Jinfeng He	58	Independent Director
Xiaoying Mu	46	Independent Director

The business address of each of the officers and directors is 1602, Building C, Shenye Century Industrial Center, No. 743, Zhoushi Road, Hangcheng Street, Bao’an District, Shenzhen, People’s Republic of China.

The following is a brief biography of each of our executive officers and directors:

Xinliang Zhang – Co- Chief Executive Officer and Director

Mr. Xinliang Zhang, aged 43, is our Co-Chief Executive Officer. Mr. Xinliang Zhang has more than 20 years of experience in equity investment, corporate investment, financing planning, and practical operation in the financial insurance and asset management industry. Mr. Xinliang Zhang joined Zhongcheng Guoxing (Shenzhen) Technology Co., Ltd. in 2017 as a senior manager, fully responsible for the company’s strategic planning, implementation, investment and M&A, and investor relationship management. Before joining the company, he served as a medium manager at Sunshine Life Insurance from 2014 to 2017. He is experienced in the Internet, energy, semiconductor, and environmental protection industries. Mr. Xinliang Zhang graduated from Jinan Military Medical University with a bachelor’s degree. Mr. Xinliang Zhang joined us as a chief executive officer on July 13, 2021.

Qiulan Li – Co-Chief Executive Officer and Director

Ms. Qiulan Li, aged 46, is experienced in operation and business management. She joined our Company in May 2024 as the Co-Chief Executive Officer and a director. She was the Chief Executive Officer of Guangzhou Meixing Health Information Group Co., Ltd. (“Guangzhou Meixing”), since December 2020, which engages in the beauty industry and provides the research and development, branding and promotion services for beauty products and devices. Ms. Li oversees the operation and finance of Guangzhou Meixing. Prior to this, she was the chairman of the board and director of Shenzhen Xuming Electric Power Technology Co., Ltd. from August 2017 to November 2020, where she participated in the research and production of the products like cabinets and transformer. Ms. Li obtained her college diploma in investment and finance from Guangdong University of Science and Technology in 2022.

Qiufei Chen – Chief Operating Officer and Director

Ms. Qiufei Chen, aged 42, is experienced in marketing and business management. She joined our Company in May 2024 as the Chief Operating Officer and a director. She has been the President of Operations of Xiamen Xingnian Beauty Co., Ltd., since July 2018, which provides plastic surgery and medical cosmetology services. Ms. Chen is responsible for the marketing, financing and day-to-day operation of this company. Ms. Chen expects to obtain her bachelor’s degree in business administration from Xiamen Xingcai Vocational and Technical College in 2024.

Zihao Liu - Chief Financial Officer

Mr. Zihao Liu, age 30, has experience in financial management and capital management. Mr. Liu is familiar with the IPO process in the United States, mainland China and Hong Kong markets, as well as the financial reporting obligations of the public companies. From October 2019 to December 2022, Mr. Liu served as the Chief Financial Officer of Zhongcai International Fund Management (Shenzhen) Co., Ltd. From September 2017 to September 2019, Mr. Liu served as the Treasurer of Zhongcai International Fund Management (Shenzhen) Co., Ltd. Mr. Liu obtained his Bachelor’s degree of finance management from Beijing Institute of Technology in 2017.

Changbin Xia – Chairman

Mr. Changbin Xia, age 51, has extensive experience in company management, marketing and financing. From October 1989 through November 1992, he was a Guard Team Sergeant with the Sichuan PAP (Chinese People’s Armed Police Force) Corps. From 1993 to 2010, he worked as sales and manager at several industrial supply and trading companies. From 2011 to 2016, Mr. Xia joined Guangxi Nanning Zhu Hu Real Estate Co., Ltd as its General Manager. From 2017 till present, Mr. Xia has been the General Manager of Hunan Shangnong Network Technology Co., Ltd. Mr. Xia joined Meiwu Shenzhen in 2017, and served as its Chief Executive Officer from March 2017 until April 2019. Mr. Xia serves as a chairman of board of the directors on December 14, 2021.

Lam Kit Lam– Director

Mr. Lam Kit Lam, aged 50, was appointed to serve as our independent director upon closing of our initial public offering. Currently, he is the chairman of DBbank Mortgage Investment Corporation since 2014. Earlier, he was appointed as an independent non-executive director of Dingfeng Group Holdings Limited on June 7, 2017. Mr. Lin has more than 15 years of banking experience. He served as vice president of Bank of East Asia (China) Co., Ltd. (“Bank of East Asia”) Shanghai branch in 2007, then president of Bank of East Asia Wuhan Branch and President of Bank of East Asia Xiamen branch until August 2014. He is now the vice president of the North American Chinese Business Federation. Mr. Lam obtained his bachelor’s degree in business from the University of Victoria in 1997, master’s degree in world economics from Peking University in 2005 and master’s degree in international real estate from Hong Kong Polytechnic University in 2010. Mr. Lam Kit Lam joined us as an independent director on July 13, 2021.

Jinfeng He – Director

Ms. Jinfeng He, age 58, has more than 20 years of experience in team leadership and financial management. From August 2019 to December 2021, Ms. He served as the regional general manager of Zhongcheng Guoxing Mianyang Branch, which provides a series of information system integration services, network technology services, software development, technical consulting, technology promotion and Internet sales functions. From November 2015 to June 2019, Ms. He served as the general manager of China Huaxia Life Insurance Company. Ms. He obtained her bachelor’s degree in accounting from Sichuan Mianyang School of Finance and Economics in 1989. Ms. Jinfeng He joined us as an independent director on April 7, 2022.

Xiaoying Mu – Director

Ms. Xiaoying Mu, aged 46, will serve as our independent director. Ms. Mu has nearly 20 years of working experience in financial management and market management. She is familiar with sales management operation, channel development, and customer development plan formulation and implementation, and her years of working experience equips her with experiences witt the relevant macroeconomic, financial, and tax policies of various countries, as well as the laws and regulations on financial credit and taxation. Ms. Mu has served as the general manager of the business department of Zhongcheng Guoxing (Shenzhen) Technology Co., Ltd. since 2020, responsible for the new area exhibition work, long-term exploration of new channels, recruitment of new teams, and develop relevant assessment programs, regular assessment, and screening of institutions at all levels. She was the regional director at Huakang Insurance Agency Co., Ltd from 2015 to 2020, responsible for formulating the objectives of each team and implementing various schemes. She graduated from Sichuan Business College with a major in finance and accounting in 1998.

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended December 31, 2023 earned by or paid to our chief executive officer and chief financial officer (the “named executive officers” identified in Item 6.A. above).

Name and Position	Year	Salary ($)	Bonus ($)	Stock / Share Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Xinliang Zhang(1)	2023	300,000	0	0	0	0	0	0	300,000
Chief Executive Officer

Zihao Liu (2)	2023	300,000	0	0	0	0	0	0	300,000
Chief Financial Officer

Qian Zhang (3)	2023	300,000	0	0	0	0	0	0	300,000
Former Chief Financial Officer

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

(2) On March 9, 2023, Meiwu entered into an employment agreement with our Chief Financial Officer, Mr. Zihao Liu, pursuant to which he receives $1,000 per year, paid in periodic installments in accordance with the Company’s regular payroll practices, and such compensation is subject to annual review and adjustment by the Board.

(3) On November 23, 2022, Meiwu entered into an employment agreement with our Chief Financial Officer, Ms. Qian Zhang, pursuant to which she receives an annual base salary of $1,000 plus other remuneration, including, but not limited to, post allowance, performance-related pay, subsidies for work meals, transportation, housing, and confidentiality obligations. Ms. Qian tendered her resignation on March 7, 2023.

2022 Equity Incentive Plan

In March 2022, the Company adopted a share incentive plan, which is referred to as the 2022 Equity Incentive Plan (“the 2022 Plan”). The purpose of the 2022 Plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of the Company’s business. As of the date of this annual report, the Company has issued approximately 141,295 Ordinary Shares (on a post-reverse split basis) to its employees, which are all the Ordinary Shares available under the 2022 Plan.

2024 Equity Incentive Plan

In February 2024, the Company adopted a share incentive plan, which is referred to as the 2024 Equity Incentive Plan (“the 2024 Plan”). The purpose of the 2024 Plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of the Company’s business. As of the date of this annual report, the Company has issued 438,498 Ordinary Shares to its employees, which are all the Ordinary Shares available under the 2024 Plan.

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

D. Employees.

As of the date of this annual report, we employed a total of 46 employees, located in Shenzhen, Xiamen, Dalian and Chenzhou, China. The following table sets forth breakdown of our employees by function:

Function	Number of Employees	% of Total
General Manager’s Office	9	19.6%
Financial center	8	17.4%
Human resources and administrative personnel	5	10.9%
Products department	4	8.7%
Operating department	12	26.1%
Marketing department	6	13.0%
Customer service department	2	4.3%

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

E. Share ownership.

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;
●	Each of our director, director nominees and named executive officers;
●	All directors and named executive officers as a group and

In addition, the following table assumes that the over-subscription option has not been exercised.

Our Company is authorized to issue an unlimited number of Ordinary Shares with no par value. The number and percentage of Ordinary Shares beneficially owned are based on 3,361,823 Ordinary Shares issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. None of our shareholders as of the date of this annual report is a record holder in the United States. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 1602, Building C, Shenye Century Industrial Center, No. 743, Zhoushi Road, Hangcheng Street, Bao’an District, Shenzhen, People’s Republic of China. As of the date of this annual report, we have 20 shareholders of record.

Ordinary Shares
Beneficially Owned
	Number	Percent
Directors and Executive Officers
Xinliang Zhang	-	-
Qiulan Li	-	-
Qiufei Chen
Zihao Liu	-	-
Changbin Xia	0.00024	*
Lam Kit Lam	-	-
Jinfeng He	-	-
Xiaoying Mu	-	-
Directors and Executive Officers as a Group (6 Persons)	0.00024	*

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

None.

Item 7. Major Shareholders and Related Party Transaction

A. Major Shareholders.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related party transactions.

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below are certain transactions for the year ended December 31, 2023, to which we have been a participant and in which the amount involved in the transaction is material to us and the other party/parties is/are : (a) an enterprise/enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over us, and close members of any such individuals’ family; (d) key management personnel, that is, persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management and close members of such individuals’ families; and (e)enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Hanwu Yang	Shareholder of the Company
Changbin Xia	Shareholder of the Company
Eternal Horizon International Company Limited	As a shareholder of the Company before December 15, 2020
Mishan City Shenmi Dazhong Management Consulting Partnership (“ShenMi DaZhong”)	Shareholder of the Company
Haiyan Qin, Hui Wang and other 11 individuals	Shareholders of ShenMi DaZhong
Shan’xi Nongbei New Agriculture Technology Co.,Ltd	Associated with shareholders of ShenMi DaZhong
Suide Yuanye Agricultural Technology Co., Ltd	Associated with shareholders of ShenMi DaZhong
Dongying Kangwei Trading Co., Ltd	Associated with shareholders of ShenMi DaZhong
Xianyang Lejiajia Lvkang Trading Co., Ltd	Associated with shareholders of ShenMi DaZhong
Xi’an Dongkang Juntong Trading Co., Ltd	Associated with shareholders of ShenMi DaZhong
Shenzhen Benyi Cultural Technology Co., Ltd	Associated with shareholders of ShenMi DaZhong

Due to related parties

As of December 31, 2023, we had amounts due to Eternal Horizon International Company Limited, one of our shareholders before December 15, 2020, of $4,999,550. In the IPO, the underwriter purchased 999,910 Ordinary Shares from Eternal Horizon International Company Limited for $4,999,550. The gross proceeds were wired into our account and was invested in a loan receivable together with net proceeds from IPO.

As of December 31, 2023, we borrowed loans as working capital from our chairman of board Changbin Xia. The balance due to Changbin Xia was $1,410,621 as of December 31, 2023. The loans were interest-free and due on demand.

During the year ended December 31, 2023, the Company purchased $18,310 food products from related parties. As of December 31, 2023, the account payable to these related parties was $15,627. For the year ended December 31, 2023, sales to related parties was $21,215.

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

The discussion set forth below is addressed only to U.S. Holders that purchased our Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Based on our current and anticipated operations and the composition of our assets, we do not expect to be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. We will make this determination following the end of any particular tax year.

Although the law in this regard is unclear, we are treating Meiwu Shenzhen as being owned by us for United States federal income tax purposes, because we are deemed as the primary beneficiary of Meiwu Shenzhen and are able to consolidate their results of operations in our consolidated financial statements under U.S. GAAP, because of the VIE Agreement. As of the date of this annual report, the VIE Agreements, as a whole, have not been tested in any PRC court. There is no guarantee that these contractual arrangements, as a whole, would be enforceable if they were tested in a PRC court. Assuming that we are the owner of Meiwu Shenzhen under the PFIC rules of the U.S. federal income tax laws, and based upon our income and assets, and the value of our Ordinary Shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 or that we will be a PFIC for the taxable year ending December 31, 2023 and we do not anticipate becoming a PFIC in the foreseeable future.

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

Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will also depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

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

The following table shows the fees that we paid and accrued for audit and other services provided by Enrome LLP and Audit Alliance LLP our independent registered public accounting firm for fiscal years   2023 and 2022, respectively.

	Fiscal 2023	Fiscal 2022

Audit Fees	$190,000	$190,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$190,000	$190,0000

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

Item 16I. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections.

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the insider trading policy is filed herewith as Exhibit 99.2.

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, a copy of which is filed herewith as Exhibit 99.3.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. In the year ended December 31, 2023, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Although risks from cybersecurity threats have not to date materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems.

Governance

Our board of directors has general oversight power over cybersecurity issues and delegates the daily supervision responsibility to our chief executive officer, Mr. Xinliang Zhang. The head of our IT department directly reports cybersecurity status to Mr. Zhang, and in case of a cybersecurity incident, Mr. Zhang will report the incident to our board of directors to take appropriate and timely measures in response to the incident.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F:

Exhibit No.	Exhibit Description	Filed Herewith
1.1†	Certificate of Incorporation of Advancement International Limited
1.2†	Memorandum and Articles of Association of Advancement International Limited
1.3†	Certificate of Change of Name from Advancement International Limited to Wunong Net Technology Company Limited
1.4†	Memorandum and Articles of Association of Wunong Net Technology Company Limited
1.5†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of August 19, 2019
1.6†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of October 18, 2019
1.7†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of December 2, 2019
1.8	Certificate of Name Change of Meiwu Technology Company Limited, dated October 6, 2021 (7)
2.1	Description of Securities(9)
4.1†	Specimen Certificate for Ordinary Shares(9)
4.2	2022 Equity Incentive Plan (6)
4.3	2024 Equity Incentive Plan(12)
8.1	List of Subsidiaries(9)
10.1†	Employment Agreement between the Company and its executive officers
10.2†	English translation of Wunong Mall User Agreement entered into by and between Wunong Technology (Shenzhen) Co., Ltd and Users of Wunong Mall dated December 27, 2018
10.3†	English translation of Form of WNW108.comSelf-Operated E-commerce Cooperation Agreement (2019 version)
10.4†	English translation of Form of Cooperation Agreement on Operating Service Center (2019 version)
10.5†	English translation of Pre-Ordering Cooperation Agreement between Wunong Technology (Shenzhen) Co., Ltd. and Jilin Original Ecological Agriculture Technology Development Co., Ltd
10.6†	Exclusive Purchase Rights Agreement among Guo Gangtong Trade (Shenzhen) Co., Ltd, Peijiang Chen, Changbin Xia, Hanwu Yang, Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership), and Wunong Technology (Shenzhen) Co., Ltd dated March 2, 2019
10.7†	Exclusive Technology Consulting Services Agreement entered into by and between Guo Gangtong Trade (Shenzhen) Co., Ltd and Wunong Technology (Shenzhen) Co., Ltd dated March 2, 2019
10.8†	Proxy Agreement among Peijiang Chen, Changbin Xia, Hanwu Yang, Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership), Guo Gangtong Trade (Shenzhen) Co., Ltd, and Wunong Technology (Shenzhen) Co., Ltd
10.9†	Equity Pledge Agreement among Guo Gangtong (Shenzhen) Co., Ltd, Peijiang Chen, Changbin Xia, Hanwu Yang, and Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership) dated March 2, 2019
10.10	English translation of Tenancy Surrender Agreement entered into by and between Shenzhen Zhichuang Matrix Technology Co., Ltd. And Wunong Technology (Shenzhen) Co., Ltd. dated December 21, 2021 (Office) (7)
10.11†	English translation of Rental Contract entered into by and between Shenzhen Xinhao Precision Technology Co., Ltd and Shenzhen Zhichuang Juzhen Technology Ltd.
10.12†	English translation of Rental Contract entered into by and between Shenzhen Hourui Joint-Stock Cooperation Company and Shenzhen Xinhao Precision Technology Co., Ltd. dated March 3, 2017
10.13†	English translation of Certificate of Ownership
10.14†	English translation of Renewal Shop Rental Contract entered into by and between Shenzhen Zhichuang Juzhen Technology Ltd. and Wunong Catering Chain Management (Shenzhen) Co., Ltd. dated October 15, 2019

10.15	English Translation of Shenzhen Housing Rental Contract (Non-Residential) entered into by and between Shenzhen Bao’an Industrial Investment Group Co., Ltd and Wunong Technology (Shenzhen) Co., Ltd. (7)
10.16	English Translation of Housing Lease Contract entered into by and between Heping Liu and Yanling Qi dated January 20, 2021 (7)
10.17	English Translation of Meeting Room Rental Contract entered into by and between Heping Liu and Wunong Technology (Shaanxi) Co., Ltd dated January 20, 2021 (7)
10.18††	Equity Transfer Agreement dated January 8, 2021, by and between Meiwu Shenzhen and Wunong Liaoning.
10.19	Employment Agreement dated July 16, 2021 by and between the Company and Mr. Xinliang Zhang(1)
10.20	Offer Letter issued to Changbin Xia, dated December 14, 2021(2)
10.21	Employment Agreement by and between Zihao Liu and the Company, dated March 9, 2023(8)
10.22	Share Purchase Agreement by and among the Company, Magnum International Holdings Limited and all the shareholders of Magnum International Holdings Limited(4)
10.23	Offer Letter issued to Jinfeng He dated April 7, 2022(5)
10.24	Employment Agreement, dated May 7, 2024 by and between the Company and Qiulan Li (10)
10.25	Employment Agreement, dated May 7, 2024 by and between the Company and Qiufei Chen(10)
10.26	Offer Letter, dated May 7, 2024 by and between the Company and Qiulan Li(10)
10.27	Offer Letter, dated May 7, 2024 by and between the Company and Qiufei Chen(10)
10.28	The Securities Purchase Agreement, dated May 17, 2024(11)
10.29	The form of the Note(11)
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	**
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	**
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	**
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	**
99.1	Consent Letter of Beijing Dacheng Law Offices, LLP (Fuzhou)	*
99.2	Insider Trading Policy	*
99.3	Compensation Recovery Policy	*
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

(7) Incorporated by reference to our Annual Report on Form 20-F filed on May 12, 2022.

(8) Incorporated by reference to our Current Report on Form 6-K filed on March 10, 2023.

(9) Incorporated by reference to our Annual Report on Form 20-F filed on May 12, 2023.

(10) Incorporated by reference to our Current Report on Form 6-K filed on May 9, 2024.

(11) Incorporated by reference to our Current Report on Form 6-K filed on May 20, 2024.

(12) Incorporated by reference to our registration statement on Form S-8 filed on February 9, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xinliang Zhang

	By:	/s/ Xinliang Zhang
	Name:	Xinliang Zhang
	Title:	Co-Chief Executive Officer

Date: July 5, 2024

MEIWU TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of

Meiwu Technology Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Meiwu Technology Company Limited and the subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive (loss) income, stockholders’ equity, and cash flows for the years ended December 31, 2023 and 2022, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2022.

Singapore

July 5, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of

Meiwu Technology Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Meiwu Technology Company Limited and the subsidiaries (collectively, the “Company”) as of December 31, 2021, and the related consolidated statements of profit and loss and other comprehensive income (loss), stockholder’s equity, and cash flows for the year ended December 31, 2021, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Singapore

May 9, 2022

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,
	Note	2023	2022
ASSETS
Current Assets:
Cash and cash equivalents		$16,060,686	$23,716,768
Restricted cash		1,361	-
Accounts receivable, net	5	2,874,494	4,043,473
Due from related party	13	117,141	-
Advances to suppliers, net		774,467	1,382,172
Inventories, net		95,124	344,823
Other current assets	6	465,480	386,954
Total Current Assets		20,388,753	29,874,190
Non-Current Assets:
Property and equipment, net	7	76,470	183,386
Right-of-use assets	11	119,056	227,603
Deferred Offering Costs		-	9,893
Goodwill	8	-	7,700,569
Total Non-Current Assets		195,526	8,121,451
TOTAL ASSETS		20,584,279	37,995,641

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term loan	9	418,315	332,309
Accounts payable	10	2,547,805	4,990,647
Contract liabilities		1,004,832	747,093
Lease liabilities	11	119,434	107,467
Tax Payable		429,485	204,232
Accrued expenses and other current liabilities		3,115,282	1,964,469
Total Current Liabilities		7,635,153	8,346,217
Non-Current Liabilities:
Due to related parties	13	3,912,606	3,679,717
Long-term loan	9	-	218,722
Convertible notes	14	-	5,550,607
Lease liabilities	11	20,613	144,163
Total Non-Current Liabilities		3,933,219	9,593,209
TOTAL LIABILITIES		11,568,372	17,939,426

Commitment and Contingencies	17

STOCKHOLDERS’ EQUITY	12
Ordinary shares, no par value, unlimited shares authorized; 2,923,325 and 1,741,295 shares issued and outstanding as of December 31, 2023 and 2022, respectively*		-	-
Additional paid-in capital		44,515,833	38,571,534
Accumulated deficit		(33,147,714)	(17,081,329)
Accumulated other comprehensive loss		(1,953,766)	(1,281,864)
Equity attributable to owners of the Company		9,414,353	20,208,341
Non-controlling interests		(398,446)	(152,126)
TOTAL STOCKHOLDERS’ EQUITY		9,015,907	20,056,215

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$20,584,279	$37,995,641

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12)

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE (LOSS)INCOME

		For the years ended
		December 31,
	Note	2023	2022	2021

REVENUE
Product revenue		$2,513,483	$2,144,218	$12,145,532
Service revenue		8,463,946	8,834,353	112,919
Total revenue		10,977,429	10,978,571	12,258,451

COST OF REVENUE
Product revenue		737,158	1,905,037	9,343,477
Service revenue		7,657,206	7,898,846	75,129
Total cost of revenue		8,394,364	9,803,883	9,418,606
GROSS PROFIT		2,583,065	1,174,688	2,839,845

OPERATING EXPENSES
Sales and Marketing Expenses		1,459,792	1,081,567	1,473,719
General and Administrative Expenses		2,532,860	2,802,132	2,015,215
Research and Development Expenses		107,199	1,030,359	452,608
Total operating expenses		4,099,851	4,914,058	3,941,542
LOSS FROM OPERATIONS		(1,516,786)	(3,739,370)	(1,101,697)

Assets impairment loss		(14,698,853)	(6,736,684)	(144,520)
(Loss) Gain on disposal of subsidiary		(28,648)	14,002	26,049
Other (loss) income, net		138,822	(546,655)	102,582
LOSS BEFORE INCOME TAX		(16,105,465)	(11,008,707)	(1,117,586)
Provision for Income Taxes	15	207,240	211,144	-
NET LOSS		(16,312,705)	(11,219,851)	(1,117,586)
Less: net loss attributable to non-controlling interest		(246,321)	(147,835)	(35,640)
NET LOSS ATTRIBUTABLE TO THE OWNERS’ COMPANY		(16,066,384)	(11,072,016)	(1,081,946)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign Currency Translation Adjustment		(671,902)	(1,535,600)	402,273
TOTAL COMPREHENSIVE LOSS		$(16,984,607)	$(12,755,451)	$(715,313)

LOSS PER SHARE – BASIC AND DILUTED*		$(6.54)	$(10.04)	$(0.97)
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC AND DILUTED*		2,596,687	1,269,876	738,613

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12)

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 and 2021

					Accumulated
	Ordinary Shares		Additional		Other	Non-
	Number of Shares*	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income/(Loss)	controlling interests	Total
Balance as of December 31, 2020	714,286	$-	$21,977,682	$(4,927,367)	$(148,537)	$-	$16,901,778
Ordinary Shares issued for the acquisitions	227,679	-	-	-	-	-	-
Capital Contributions	-	-	1,408,013	-	-	-	1,408,013
Disposal of subsidiaries	-	-	-	-	-	31,349	31,349
Net Loss	-	-	-	(1,081,946)	-	(35,640)	(1,117,586)
Foreign Currency Translation Adjustments	-	-	-	-	402,273	-	402,273
Balance as of December 31, 2021	941,965	$-	$23,385,695	$(6,009,313)	$253,736	$(4,291)	$17,625,827

Ordinary Shares issued for the acquisitions	799,330	-	15,132,000	-	-	-	15,132,000
Capital Contributions	-	-	53,839	-	-	-	53,839
Net Loss	-	-	-	(11,072,016)	-	(147,835)	(11,219,851)
Foreign Currency Translation Adjustment	-	-	-	-	(1,535,600)	-	(1,535,600)
Balance as of December 31, 2022	1,741,295	-	38,571,534	(17,081,329)	(1,281,864)	(152,126)	20,056,215
Issuance of ordinary shares on conversion of convertible notes	1,134,997	-	-	-	-	-	-
Ordinary Shares issued for the acquisitions	47,033	-	5,772,425	-	-	-	5,772,425
Capital Contributions	-	-	171,874	-	-	-	171,874
Net Loss	-	-	-	(16,066,384)	-	(246,321)	(16,312,705)
Foreign Currency Translation Adjustment	-	-	-	-	(671,902)	-	(671,902)
Balance as of December 31, 2023	2,923,325	-	44,515,833	(33,147,713)	(1,953,766)	(398,447)	9,015,907

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12)

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	December 31,
	2023	2022	2021

Cash flows from operating activities:
Net Loss	$(16,312,705)	$(11,219,851)	$(1,117,586)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	183,097	87,973	388,319
Gains on withdrawal of right-of-use assets	-	-	(53,816)
Interest expense for convertible notes	221,788	-	-
Bad debt expense	349,419	491,868	144,520
Gain on disposal of subsidiaries	28,648	(14,002)	(26,049)
Impairment of goodwill	7,362,187	6,244,555	-
Change in operating assets and liabilities:
Account receivable, net	1,026,666	(4,102,339)	17,009
Prepaid expenses	2,104	-	-
Inventories, net	240,497	88,132	1,124,567
Other current assets	(198,684)	(345,447)	(176,613)
Advances to suppliers, net	366,038	(1,150,942)	361,443
Rent deposit	-	-	44,347
Accounts payable	(2,306,527)	3,331,146	(4,123,850)
Contract liabilities	279,817	(406,624)	(4,251,510)
Tax payable	231,703	204,232	33,690
Lease liabilities	(104,678)	232,562	(256,432)
Accrued expenses and other current liabilities	1,207,791	1,036,397	(799,545)
Net cash used in operating activities	(7,422,839)	(5,522,340)	(8,691,506)

Cash flows from investing activities:
Proceeds from the investment in loan receivable	-	-	26,500,000
Purchase of property and equipment	(5,539)	(25,916)	(81,197)
Net cash (used in) provided by investing activities	(5,539)	(25,916)	26,418,803

Cash flows from financing activities:
(Payment to) Proceeds from related parties loans	222,218	(2,763,012)	(750,490)
Proceeds from convertible promissory notes	-	5,550,607	-
Proceeds from borrowings	-	285,255	455,756
Repayment of Bank loans	(117,298)	(195,350)	-
Capital contributions	171,874	-	1,408,013
Net cash provided by financing activities	276,794	2,877,500	1,113,279

Effect of changes of foreign exchange rate on cash	(503,137)	(246,808)	765,792

Net (decrease) increase in cash	(7,654,721)	(2,917,564)	19,606,368

Cash and cash equivalents at the Beginning of financial year	23,716,768	26,634,332	7,027,964

Cash and cash equivalents at the end of financial year	$16,062,047	$23,716,768	$26,634,332

SUPPLEMENTARY CASH FLOW INFORMATION:
Right of use assets obtained in exchange for operating lease liabilities	-	302,631	37,270
Deferred offering cost reduces additional paid-in capital	$-	$(9,893)	$-

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

On June 23, 2022, the Company entered into a Stock Purchase Agreement (“SPA”) with Mahaotiaodong Information Technology Company Limited (the “Mahao BVI”) to acquire Code Beating (Xiamen) Technology Company Limited (“Code Beating”). Upon the closing, the Company shall deliver to the Mahao BVI total consideration of US$6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.6 per share, for a total of 10,000,000 Ordinary Shares (“Share Consideration”) provided. The closing of the Mahao SPA occurred on June 23, 2022.

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

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

As of December 31, 2023, details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities

Meiwu Technology Company Limited (“Meiwu” or the “Company”, formerly known as Wunong Net Technology Company Limited)	December 4, 2018	British Virgin Islands	Parent	Holding Company

Shenzhen Vande Technology Co., Limited (“Vande”)	April 6, 2017	Hong Kong	100	Holding Company

Magnum International Holdings Limited (“Yundian BVI”)	July 30, 2021	British Virgin Islands	100	Holding Company

Mahaotiaodong Information Technology Company Limited (“Mahao BVI”)	December 29, 2021	British Virgin Islands	100	Holding Company

Xinfuxin International Holdings Limited (“Yuanxing BVI”)	June 27, 2018	British Virgin Islands	100	Holding Company

Guo Gang Tong Trade (Shenzhen) Co., Ltd (“WFOE”)	December 28, 2018	Shenzhen, China	100	Holding Company

Yun Tent Technology Company Limited (“YunTent”)	August 10, 2021	Hong Kong	100% owned by Yundian BVI	Holding Company

DELIMOND Limited (“DELIMOND”)	January 3, 2019	Hong Kong	100% owned by Mahao BVI	Holding Company

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities

Antai Medical Limited (“Antai”)	January 20, 2017	Hong Kong	100% owned by Yuanxing BVI	Holding Company

Dalian Yundian Zhiteng Technology Company Limited (“Yundian”)	April 8, 2020	Dalian, China	100% owned by YunTent	Technology service

Code Beating (Xiamen) Technology Company Limited (“Code Beating”)	May 21, 2020	Xiamen, China	100% owned by DELIMOND	Short messages service

Hunan Yuanxing Chanrong Technology Co., Ltd (“Yuanxing”)	April 25, 2019	Chenzhou, China	100% owned by Antai	Technology service, fruits and frozen products sales

Meiwu Zhishi Technology (Shenzhen) Co., Ltd (“Meiwu Shenzhen”, formerly known as Wunong Technology (Shenzhen) Co., Ltd)	June 16, 2015	Shenzhen, China	VIE	An electronic online platform designed to provide primarily Clean Food to customers in China

Meiwu Catering Chain Management (Shenzhen) Co., Ltd (“Meiwu Catering”, formerly known as Wunong Catering Chain Management (Shenzhen) Co., Ltd)	November 27, 2018	Shenzhen, China	100% owned by Meiwu Shenzhen	Restaurant service, food sales

Wude Agricultural Technology (Shanghai) Co., Ltd (“Wude Shanghai”)	September 29, 2020	Shanghai, China	51% owned by Meiwu Shenzhen	Food selling, agricultural products purchase and wholesale

Heme Brand Chain Management (Shenzhen) Co., Ltd. (“Heme Shenzhen”)	May 12, 2022	Shenzhen, China	100% owned by Meiwu Shenzhen	Drink sales

Heme Catering Management (Shenzhen) Co., Ltd (“Heme Catering”)	July 22, 2022	Shenzhen, China	100% owned by Heme Shenzhen	Drink sales

Shenzhen Jiayuan Liquor Sales Co., Ltd. (“Shenzhen Jiayuan”)	May 4, 2023	Shenzhen, China	70% owned by Meiwu Shenzhen	Alcohol sales

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

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. LIQUIDITY

The Company had cash of $16,062,047 and $23,716,768 as of December 31, 2023 and 2022, respectively. Net loss was $16.3 million and $11.2 million for years ended December 31, 2023 and 2022. The Company had working capital of $12.9 million and $21.5 million as of December 31, 2023 and 2022, respectively. The Company have funded working capital and other capital requirements primarily by equity contributions from shareholders. Cash is required to pay purchase costs for inventory, salaries, selling expenses, rental expenses, income taxes, and other operating expenses.

In assessing liquidity, management monitors and analyses cash on hand, ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments. In 2023, major shareholders have contributed approximately $171,874 to the Company.

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

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Consolidation of Variable Interest Entity (continued)

Accordingly, the accounts of the Meiwu Shenzhen and its subsidiaries are consolidated in our financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in our financial statements. The carrying amount of this VIE’s assets and liabilities are as follows  :

	December 31,	December 31,
	2023	2022
Current assets	$485,789	$702,484
Property and equipment, net	71,121	180,072
Right of Use Lease Assets, net	119,056	227,603
Other non-current assets	-	115,186
Total assets	675,966	1,225,345
Total current liabilities	6,960,419	6,127,461
Total non-current liabilities	262,384	362,885

	For the years ended
	December 31,
	2023	2022	2021
Revenue	$2,457,246	$1,738,752	$12,258,451
Cost of revenue	747,206	1,309,778	9,418,606
Operating expenses	2,988,017	2,667,254	3,923,748
Net loss	(1,435,993)	(2,695,110)	(1,099,792)

	December 31,
	2023	2022	2021
Net cash (used in) provided by operating activities	$(199,661)	$238,434	$(8,500,703)
Net cash used in investing activities	(1,745)	-	(81,197)
Net cash provided by (used in) financing activities	111,051	(856,123)	1,826,612
Effect of changes of foreign exchange rate on cash	(2,711)	292,532	155,891
Net decrease in cash and cash equivalents	(93,066)	(325,157)	(6,599,397)

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

● Accounts receivable, net

Accounts receivable, net mainly represent amounts due from clients and are recorded net of allowance for doubtful accounts.

The Company mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of historical bad debts, creditworthiness and financial conditions of the clients, current economic trends and changes in client payment patterns. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote. The allowance was $407,480, $400,262 and nil as of December 31, 2023, 2022 and 2021, respectively.

● Inventories, net

The Company values its inventories at the lower of cost or net realizable value. The cost of inventories is calculated using the first in first out basis.

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Any idle facility costs or excessive spoilage are recorded as current period charges. There was no inventory impairment for the years ended December 31, 2023, 2022 and 2021.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Advances to suppliers

Advances to suppliers represent prepayments made to certain suppliers of Clean Food. To ensure continuous high-quality supplies and favorable purchase prices of Clean Food, the Company is required from time to time to make cash advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund the advance. As of December 31, 2023, 2022 and 2021, the allowances was $269,740, $68,511, and $144,520 respectively.

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

● Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortized, and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive (loss) income. Impairment losses on goodwill are not reversed.

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

Management evaluated the recoverability of goodwill by performing a qualitative assessment before using a two-step impairment test approach at the reporting unit level. If the Company reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill will be reassigned based on the relative fair value of each of the affected reporting units. For the years ended December 31, 2023 and 2022, the Company recorded impairments for goodwill of $7,362,187 and $6,244,555, respectively.

● Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairments of these assets as of December 31, 2023 and 2022.

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

Revenue expected to be recognized in any future periods related to remaining performance obligations is recorded in advances from customers. As of December 31, 2023 and 2022, the balance of advances from customers was $1,004,832 and $747,093, respectively.

The following table sets forth the breakdown of our net revenue for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31
	2023		2022		2021
	Net	% of total	Net	% of total	Net	% of total
Product category	revenue	revenue	revenue	revenue	revenue	Revenue
Grains, oil, and spices	$98,336	0.9%	$473,481	4.3%	$3,103,217	25.3%
Beverages, alcohol and tea	$1,527,256	13.9%	$300,799	2.6%	$1,808,015	14.7%
Other food	$643,524	5.9%	$726,158	6.6%	$1,070,054	8.7%
Meat, poultry and eggs	$42,616	0.4%	$269,880	2.6%	$5,355,829	43.7%
Fresh fruits and vegetables	$74,009	0.7%	$311,594	2.8%	$597,828	4.9%
Groceries	$126,459	1.2%	$43,980	0.4%	$169,501	1.4%
Dried seafood	$1,283	0.1%	$18,326	0.2%	$41,088	0.3%
Technology Services	$8,463,946	76.9%	$8,834,353	80.5%	$112,919	1.0%
Total	$10,977,429	100%	$10,978,571	100%	$12,258,451	100%

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

Service revenue

The Company generate substantially all of the Company’s services revenue from the following service:

(1)	Communication Platform-as-a-Service (“CPaaS”) which allows customers to send text messages using the Company’s cloud-based platform through the new acquired subsidiary Code Beating; The Company account for revenue from customers’ usage of text message on the Company’s CPaaS platform as a separate performance obligation. The Company’s service fees are determined by applying the contractual unit price to the monthly usage volume of text messages sent and a contractual monthly fixed charge per subscriber multiplied by the number of subscribers recorded by the Company’s CPaaS platform where relevant. The cloud-based services to send text messages are sold separately to customers with observable standalone selling prices. In accordance with ASC 606, the Company recognize revenue upon the transfer of control of promised services provided to the Company’s customers, in the amount of consideration the Company expect to receive for those services (excluding sales taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

(2)	Providing technical solutions to customers: The Company generates revenue from providing technical and maintenance services under separate contracts to customers as a principal. The terms of pricing stipulated in the contracts are fixed. One performance obligation is identified in the contracts with customers. Revenue is recognized upon the transfer of control of promised services provided to the Company’s customers, in the amount of consideration the Company expect to receive for those services (excluding sales taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

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

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Income taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2023, 2022 and 2021. The Company accounts for income taxes in accordance with ASC740, “Income Taxes”. The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted.

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

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized. There were no material uncertain tax positions as of December 31, 2023 and 2022. All tax returns since the Company’s inception are subject to examination by tax authorities.

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

The exchange rates used for foreign currency translation were as follows (US Dollars $1 = RMB):

	Year End	Average
12/31/2023	7.0999	7.0809
12/31/2022	6.8972	6.7290
12/31/2021	6.3757	6.4508

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

● Comprehensive loss

Comprehensive loss is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding those resulting from investments by and distributions to shareholders. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, only consists of cumulative foreign currency translation adjustment.

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

The carrying amounts reported in the balance sheets for cash, accounts receivable, net, loan receivable, advances to suppliers, other current assets, accounts payable, advance from customers, tax payable, other payables and accrued liabilities approximate their fair value based on the short-term maturity of these instruments.

● Concentration risk

A majority of the Company’s transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. Under PRC regulations, each bank account is insured by People’s bank of China with the maximum amount of RMB 500,000 (approximately US$78,423). The cash balance held in the PRC bank accounts and other third party payment platform was $16,062,047 and $23,716,768 as of December 31, 2023 and 2022, respectively.

For the years ended December 31, 2023, 2022 and 2021, most of the Company’s assets were located in the PRC and all of the Company’s revenues were derived from the PRC.

For the year ended December 31, 2023, three major suppliers accounted for approximately 33.3%, 28.9% and 13.0%   of total purchase. For the year ended December 31, 2022, four major suppliers accounted for approximately 22.3%, 19.5%, 15.9% and 11.4% of total purchase. For the year ended December 31, 2021, one major supplier accounted for approximately 8.3% of total purchase. As of December 31, 2023, one major supplier accounted for approximately 38.2% of the advance to suppliers balance. As of December 31, 2022, three major suppliers accounted for approximately 29.4%, 28.7% and 14.4% of the advance to suppliers balance. As of December 31, 2021, one major supplier accounted for approximately 33.1% of the advance to suppliers balance.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Recent accounting pronouncements

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

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Board is issuing the amendments in this Update to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)”: Improvements to Reportable Segment Disclosures. This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

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

4. ACQUISITIONS (CONTINUED)

● The acquisition of Code Beating

On June 23, 2022, the Company entered into a Stock Purchase Agreement (“SPA”) with Mahaotiaodong Information Technology Company Limited (the “Mahao BVI”) to acquire Code Beating (Xiamen) Technology Company Limited (“Code Beating”). Upon the closing, the aggregate purchase price for Code Beating was $6,120,000 and 10,000,000 Ordinary Shares was provided. The closing of the Code Beating SPA occurred on June 23, 2022.

These transactions were accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The results of the Code Beating’s operations have been included in the Company’s consolidated financial statements since June 23, 2022. The revenue and net income of the Code Beating from the acquisition date to December 31, 2022 was $8,680,972 and $596,412 respectively.

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

The fair value of all assets acquired and liabilities assumed is the estimated book value of the Code Beating. Goodwill represents the excess of the fair value of purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of Code Beating at the acquisition date.

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

4. ACQUISITIONS (CONTINUED)

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

Unaudited pro forma consolidated statements of operations and other comprehensive loss for the year ended December 31, 2022:

Items	Year ended December 31, 2022
Revenue	$12,540,220
Net loss	$(10,811,082)

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. ACCOUNTS RECEIVABLE, NET

	December 31,	December 31,
	2023	2022
Accounts receivable	$3,281,974	4,443,735
Less: allowance for credit losses	(407,480)	(400,262)
Accounts receivable, net	$2,874,494	4,043,473

The movement of the allowance for credit losses was as follows:

	December 31,	December 31,
	2023	2022
Balance as of the beginning of year	$400,262	-
Additions charged to bad debt expense	29,287	491,868
Translation adjustments	(22,069)	(91,606)
Balance as of the end of year	$407,480	400,262

As of December 31, 2023 and 2022, the Company has accounts receivable, net of $2,874,494   and $4,043,473. The aging of account receivables were all less than 30 days. The allowance for doubtful accounts was $407,480 and $400,262 as of December 31, 2023 and 2022.

6. OTHER CURRENT ASSETS

The other current assets as of December 31, 2023 and 2022 consist of the following:

	December 31,	December 31,
	2023	2022
Staff advance	$436,145	268,446
Deposit	88,650	65,659
VAT recoverable	2,780	18,861
Receivable for disposal	-	28,997
Others	64,780	4,991
Subtotal	592,355	386,954
Less: allowance for credit losses	(126,875)	-
Total of other current assets	$465,480	386,954

	December 31,	December 31,
	2023	2022
Balance as of the beginning of year	$-	-
Additions charged to bad debt expense	116,402	-
Translation adjustments	10,473	-
Balance as of the end of year	$126,875	-

7. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,
	2023	2022

Computer and accessories	$89,170	$63,289
Office Equipment	25,420	202,487
Vehicle	25,365	26,110
Leasehold improvement	350,518	234,744
Less: accumulated depreciation	(414,003)	(343,244)
Property and equipment, net	$76,470	$183,386

Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was $80,775, $87,973 and $109,362, respectively.

8. GOODWILL

Balance as of December 31, 2022	$7,700,569
Addition	-
Impairment loss	(7,362,187)
Effect of exchange rate	(338,382)
Balance as of December 31, 2023	$-

The goodwill associated with the acquisition of: (i) Yundian of $6,596,636; (ii) Code Beating of $5,956,203 and (iii) Yuanxing of $1,744,366, were initially recognized at the acquisition closing dates. The Company estimated the fair value of acquired assets and liabilities with the assistance of an independent valuation firm.

As of December 31, 2023 and 2022, the goodwill amounted to nill and $7,700,569, respectively. Impairment losses for the years ended December 31, 2023 and 2022 was $7,362,187 and $6,244,555, respectively.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. BANK LOANS

Bank loans represent the amounts due to various banks that are due within and over one year. As of December 31, 2023 and 2022, bank loans consisted of the following:

	December 31, 2023	December 31, 2022
Short-term bank loans:
Loan from Bank of Jiangsu (1)	$39,437	$43,496
Loan from China Construction Bank (3)	254,933	$288,813
Loan from Shenzhen Qianhai Weizhong Bank (2)	123,945	-
	418,315	332,309
Long-term bank loan:
Loan from Shenzhen Qianhai Weizhong Bank (2)	-	218,722
	$-	$551,031

(1)	On July 7, 2021, Meiwu Shenzhen entered into a loan agreement with Bank of Jiangsu to borrow $47,054 as working capital for one year, with maturity date of July 7, 2022. The loan bears a fixed interest rate of 7.1775% per annum. On July 30, 2022, Meiwu Shenzhen entered into a loan agreement with Bank of Jiangsu to borrow $43,496 as working capital for one year, with maturity date of July 30, 2023. The loan bears a fixed interest rate of 7.134% per annum. The maturity date of this loan is extended to October 31, 2023.

(2)	On September 16, 2021, Meiwu Shenzhen entered into a loan agreement with Shenzhen Qianhai Weizhong Bank to borrow $414,072 as working capital for two years, with maturity date of September 16, 2023. The loan bears a fixed interest rate of 8.46% per annum. The loan is guaranteed by Mr. Changbin Xia, for whom the chief executive officer of Meiwu Shenzhen. The maturity date of this loan is extended to March 16, 2024

(3)	On January 6, 2022, Meiwu Shenzhen entered into a loan agreement with China Construction Bank to borrow $217,045 as working capital for one year, with maturity date of January 6, 2023. The loan bears a fixed interest rate of 4.0525% per annum. And the maturity date of this loan is extended to April 16, 2023.On October 14, 2022, Meiwu Shenzhen entered into a loan agreement with China Construction Bank to borrow $71,768 as working capital for one year, with maturity date of October 14, 2023. The loan bears a fixed interest rate of 3.90% per annum.

Due to (1) and (3) breach of the covenant, the banks are contractually entitled to request for immediate repayment of the outstanding loans amount of $294,370. The outstanding balance are presented as a current liabilities as of December 31, 2023.

As of the date when these consolidated financial statements were approved by the management, management is in the process of renegotiating the terms of the loans arrangement with the banks and expects that a revised loan agreement will be in place after the financial year end.

10. ACCOUNTS PAYABLE

The accounts payable as of December 31, 2023 and 2022 consist of the following:

	December 31,	December 31,
	2023	2022
Accounts payable to suppliers	$315,144	1,614,871
Accounts payable for SMS service	2,232,661	3,375,776
Total of Accounts payable	$2,547,805	4,990,647

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. RIGHT-OF-USE ASSETS

The Company leases office and restaurant premises under non-cancelable operating lease agreements, with an option to renew the leases. Per the new lease standard ASC 842-10-55, these leases are treated as operating leases. Management determined the loan interest rate of 4.75% is the weighted average discount rate for the lease that began in 2018. The rental expense for the years ended December 31, 2023, 2022 and 2021 was $110,130, $96,356 and $315,516, respectively. All leases are on a fixed payment basis. None of the leases include contingent rentals.

Rights-of-use assets, net consisted of the following:

	December 31,	December 31,
	2023	2022
Leased properties under operating lease	$293,991	337,084
Less: accumulated amortization	(174,935)	(109,481)
Right-of-use assets	$119,056	227,603

The Company does not have any variable lease costs. Cash payment made under the lease agreements is $113,981, $80,045 and $329,952 for the years ended December 31, 2023, 2022 and 2020, respectively. The weighted-average remaining lease term is 1.16 and 2.17 years as of December 31, 2023 and 2022. Interest expense was $9,303, $9,631 and $22,320 for the years ended December 31,2023,2022 and 2021 respectively.

Future lease commitments

2024	$123,438
2025	20,733
Total Lease Payments	$144,171
Less: imputed interest	$(4,124)
Present value of lease liabilities	$140,047
Lease liabilities - Current	$119,434
Lease liabilities – Non current	20,613

Amortization expense was recognized as lease expense in general and administrative expense. Non-cash portion of amortization expense was $102,322, $278,957 and $14,436 for the years ended December 31, 2023, 2022 and 2021, respectively.

The estimated amortization expenses for each of the five succeeding years is as follows:

Year ending December 31,	Amortization expense
2024	102,048
2025	17,008
Total	$119,056

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

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. EQUITY (CONTINUED)

On June 23, 2022, the Company entered into a Share Purchase Agreement (“SPA”) with Mahaotiaodong Information Technology Company Limited, a British Virgin Islands business company (the “Mahao BVI”), and all the shareholders of Mahao BVI, who collectively hold 100% issued and outstanding shares of Mahao BVI (the “Sellers”). Mahao BVI indirectly owns 100% of Code Beating (Xiamen) Technology Company Limited (“Code Beating”), a company organized under the laws of the PRC, via Mahao BVI’s wholly-owned subsidiary in Hong Kong, DELIMOND Limited. Code Beating is a company engaging in providing Internet access and related services based in Xiamen, China. Pursuant to the SPA, the Company agreed to acquire 100% of the issued and outstanding shares of Mahao BVI. Upon the closing, the Company shall deliver to the Sellers total consideration of US$6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.6 per share, for a total of 10,000,000 Ordinary Shares (“Share Consideration”) provided, however, if the audit of the Code Beating’s financial statements for the years ended December 31, 2021 and 2020 is not completed by the sixty-fifth (65th) day following the closing date of the transaction contemplated in the SPA, all the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. The closing of the Code Beating SPA occurred on June 23, 2022.

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

As of December 31, 2023 and 2022, 2,923,325 and 1,741,295 ordinary shares were issued and outstanding with no par value, respectively.

Share Consolidation

On November 27, 2023, the shareholders of the Company held an extraordinary general meeting (the “Meeting”) and approved by an ordinary resolution of a share consolidation (the “Share Consolidation”) that every thirty-five (35) issued and unissued ordinary shares of the Company be consolidated into one (1) ordinary shares issued. As a consequence of the Share Consolidation, the par value of each issued and authorized but unissued ordinary share of the Company will remain as no par value. The Company believes it is appropriate to reflect the Share Consolidation of its Ordinary Shares on a retroactive basis pursuant to ASC 260. All shares and per share data for all the periods presented have been retroactively restated.

Additional Paid-in Capital

The additional paid-in capital at December 31, 2023 and 2022 was $44,515,833 and $38,571,534, respectively. During the years ended December 31, 2023, 2022 and 2021, $5,944,299, $15,185,839 and $1,408,013 were contributed to the Company.

13. RELATED PARTY BALANCES AND TRANSACTIONS

(1) Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Hanwu Yang	Shareholder of the Company
Changbin Xia	Shareholder of the Company
Eternal Horizon International Company Limited	As a shareholder of the Company before December 15, 2020
Yanping Guo	Legal representative of Vande
Mishan City Shenmi Dazhong Management Consulting Partnership (“ShenMi DaZhong”)	Shareholder of the Company
Haiyan Qin, Hui Wang and other 11 individuals	Shareholders of ShenMi DaZhong
Shan’xi Nongbei New Agriculture Technology Co., Ltd and other 8 companies	Associated with shareholders of ShenMi DaZhong

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(2) Due to related parties

	December 31, 2023	December 31, 2022

Eternal Horizon International Company Limited(1)	$2,257,397	$2,323,475
Changbin Xia(2)	$1,410,621	1,337,164
Other	244,588	19,078
Total	$3,912,606	$3,679,717

(1)	During IPO, the underwriters purchased 999,910 ordinary shares from a selling shareholder for $4,999,550. The gross proceeds were wired into the Company’s account and was invested in loan receivable together with net proceeds from IPO. The Company paid $2.6 million to the underwriters for the year ended December 31, 2022.

(2)	The Company borrowed loans as working capital from one shareholder Changbin Xia as well as the legal representative of Vande. The balance due to related parties is interest-free and due on demand.

During the years ended December 31, 2023, 2022 and 2021, the Company purchased $18,310, $29,190 and $42,692 food products from related parties. As of December 31, 2023 and 2022, the account payable to these related parties is $15,627 and $14,647, respectively. For the years ended December 31, 2023, 2022 and 2021, sales to related parties is $21,215, $56,625 and $151,477, respectively.

The Company’s shareholder, ShenMi DaZhong, and ShenMi DaZhong’s limited partners have received sales commissions of nill, $36,793 and $27,932 during the years ended December 31, 2023, 2022 and 2021.

14. CONVERTIBLE NOTES

	December 31, 2023	December 31, 2022

Convertible notes-principal	$-	$5,500,000
Convertible notes-discount	-	(316,060)
Convertible notes-interest	-	366,667
Total	$-	$5,550,607

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

During the years ended December 31, 2023, 2022 and 2021, the Company and its subsidiary have incurred a net loss approximately of $16.3 million, $11.2 million and $1.1 million As a result, the Company and its subsidiary did not incur any EIT during 2023, 2022 and 2021.

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

For the years ended December 31, 2023, 2022 and 2021, the Company was subject to a 25% statutory income tax rate.

Reconciliation between the statutory rate and the effective tax rate is as follows for the years ended December 31, 2023, 2022 and 2021.

	2023	2022	2021
PRC statutory tax rate	25%	25%	25%
Net impact of exemption and favorable tax rate rendered by local tax authorities
Foreign loss not recognized in PRC	1%	2%	-%
Permanent difference and others	(2)%	(4)%	(1)%
Change in valuation allowance	(25)%	(25)%	(25)%
Effective tax rate	(1)%	(2)%	-

Deferred Tax

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2023 and 2022, valuation allowance was provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized. The Company had deferred tax assets as of December 31, 2023 and 2022, which can be carried forward to offset future taxable income. The management determines it is more likely than not that deferred tax assets could not be recognized, so full allowances were provided as of December 31, 2023 and 2022. The operating loss generated from tax year ending December 31, 2018 carry forward incurred by the Company and subsidiary will expire in year 2024. The Company maintains a full valuation allowance against its deferred tax assets, since due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future earnings to utilize its deferred tax assets.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. TAXATION (CONTINUED)

The Company’s deferred tax assets were as follows:

	December 31, 2023	December 31, 2022

Tax effect of net operating losses carried forward	15,445,085	3,968,729
Valuation allowance	(15,445,085)	(3,968,729)
Deferred tax assets, net	$-	$-

There were no uncertain tax positions as of December 31, 2023 and 2022 and the Company does not believe that this will change over the next twelve months.

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

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the years ended December 2023, 2022 and 2021 respectively:

	For the year ended December 31, 2023
	Clean Food Platform	Technical Service	Total
Revenues	$2,513,483	$8,463,946	$10,977,429
Cost of goods sold	750,383	7,643,981	8,394,364
Gross profit	1,763,100	819,965	2,583,065
Depreciation and amortization	183,097	-	183,097
Capital expenditures	5,539	-	-
(Loss) from operations	(2,106,150)	589,364	(1,516,786)
Provision for income taxes	927	206,313	207,240
Segment loss	(9,775,749)	(6,536,956)	(16,312,705)
Segment assets	$17,657,856	$2,926,423	$20,584,279

	For the year ended December 31, 2022
	Clean Food Platform	Technical Service	Total
Revenues	$2,144,217	$8,834,354	$10,978,571
Cost of goods sold	1,905,036	7,898,847	9,803,883
Gross profit	239,181	935,507	1,174,688
Depreciation and amortization	87,973	-	87,973
Capital expenditures	19,437	6,479	25,916
Loss from operations	(3,543,160)	(196,210)	(3,739,370)
Provision for income taxes	8,917	202,227	211,144
Segment loss	(4,576,496)	(6,643,355)	(11,219,851)
Segment assets	$36,397,974	$1,597,667	$37,995,641

	For the year ended December 31, 2021
	Clean Food Platform	Restaurant	Others	Total
Revenues	$12,145,531	$100,945	$11,975	$12,258,451
Cost of goods sold	9,343,635	74,949	22	9,418,606
Gross profit	2,801,896	25,996	11,953	2,839,845
Depreciation and amortization	237,366	124,215	26,738	388,319
Capital expenditures	49,772	2,912	28,513	81,197
Loss from operations	(693,466)	(259,274)	(148,957)	(1,101,697)
Provision for income taxes	-	-	-	-
Segment loss	(712,163)	(256,503)	(148,920)	(1,117,586)
Segment assets	$1,891,075	$123,940	$26,275,025	$28,290,040

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. COMMITMENTS

Non-cancellable operating leases

The following table sets forth our contractual obligations as of December 31, 2023.

	Payment due by December 31
	Total	2024	2025	2026	2027
Operating lease commitments for property management expenses under lease agreements	$50,613	$44,498	$6,115	$-	$-

18. SUBSEQUENT EVENTS

On May 17, 2024, the Company entered into a securities purchase agreement with three unaffiliated investors, pursuant to which, the Company agreed to issue a convertible note (each, a “Note”, collectively, the “Notes”) with 10% original issuance discount (the “OID”) to each Investor (the “Offering”). The Company expects to receive gross proceeds of $1,000,000, before any expenses, as the aggregate purchase price of the three Notes.

Each of the Notes bears interest at a rate of 10% per annum compounding daily. All outstanding principal and accrued interest on the Notes will become due and payable eighteen (18) months after the issuance date. Each of the Note includes an original issue discount that equals 10% of the purchase price. The Company may prepay all or a portion of the Notes at any time by paying 120% of the outstanding balance elected for pre-payment. Each of the Investor can convert his or her Note at any time after the six-month anniversary of the issuance date at a per share conversion price that is equal to the lower of (i) $0.50 or (ii) 80% of the lowest daily volume-weighted average price of the Company’s ordinary shares, no par value (the “Ordinary Shares”), in the 20 trading days prior to the date on which the conversion price is measured (the “Market Price”).

These consolidated financial statements were approved by management and available for issuance on July 5, 2024. The Company has evaluated subsequent events through this date and concluded that there are no additional reportable subsequent events other than that disclosed in above.

