Form 20-F
period 2024-12-31
Meiwu Technology Co Ltd
filed 2025-05-14
CIK 1787803

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Unit 304-3, No. 19, Wanghai Road, Siming District

Xiamen, Fujian, People’s Republic of China, 361000

(Address of principal executive offices)

Mr. Zhichao Yang, Chief Executive Officer

Unit 304-3, No. 19, Wanghai Road, Siming District

Xiamen, Fujian, People’s Republic of China, 361000

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

The number of outstanding ordinary shares, no par value, was 63,361,823 as of December 31, 2024, on a pre-Reverse Split (as defined herein) basis.

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

☐ Yes ☐ No

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“Antai” refers to Antai Medical Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Yuanxing BVI;
●	“BVI” refers to the British Virgin Islands;
●	“Baode” refers to Baode Supply Chain (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a majority-owned subsidiary of Meiwu Shenzhen before December 28, 2021;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;
●	“Code Beating” refers to Code Beating (Xiamen) Technology Company Limited, a company organized under the laws of the PRC and a wholly owned subsidiary of Delimond;
●	“Commission” refers to the U.S. Securities and Exchange Commission;
●	“Delimond” refers to Delimond Limited, a limited liability company organized under the laws of Hong Kong and a wholly owned subsidiary of Mahao BVI;
●	“Heme Shenzhen” refers to Heme Brand Chain Management (Shenzhen) Co., Ltd., a limited liability company organized under the laws of PRC and a 51% owned subsidiary of Meiwu Shenzhen;
●	“Mahao BVI” refers to Mahaotiaodong Information Technology Company Limited, a British Virgin Islands business company and a wholly owned subsidiary of Meiwu;
●	“Meiwu Catering” is to Meiwu Catering Chain Management (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a wholly owned subsidiary of Meiwu Shenzhen;
●	“PRC operating entities” refer to PRC subsidiaries, Meiwu Shenzhen and its subsidiaries;
●	“PRC subsidiaries” refer to Code Beating, Guo Gang Tong, Yundian, and Yuanxing;
●	“Vande” refers to Shenzhen Vande Technology Co., Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Meiwu;
●	“variable interest entity” or “VIE” is to our variable interest entity, Wunong Technology (Shenzhen) Co., Ltd.
●	“we,” “us,” “our company,” “our,” “the Company” and “Meiwu” is to Meiwu Technology Company Limited, a British Virgin Islands company;
●	“WFOE” or “Guo Gang Tong” refers to Guo Gangtong Trade (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China, which is wholly-owned by Shenzhen Vande Technology Co., Limited;
●	“Wude Shanghai” is to Wude Agricultural Technology (Shanghai) Co., Ltd, a limited liability company organized under the laws of China and a majority-owned subsidiary of Meiwu Shenzhen and
●	“Meiwu Shenzhen” refers to Meiwu Zhishi Technology (Shenzhen) Co,. Ltd, formerly known as Wunong Technology (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a variable interest entity (“VIE”) contractually controlled by WFOE;
●	“Website” is to our e-commence website for the offering of the food products at www.wnw108.com.
●	“Yuanxing” refers to Hunan Yuanxing Chanrong Technology Co., Ltd., a company organized under the laws of the PRC and a wholly owned subsidiary of Antai;
●	“Yuanxing BVI” refers to Xinfuxin International Holdings Limited, a British Virgin Islands business company and a wholly owned subsidiary of Meiwu;
●	“Yundian” refers to Dalian Yundian Zhiteng Technology Company Limited, a limited liability company organized under the laws of China and a wholly owned subsidiary of Yun Tent;
●	“Yundian BVI” refers to Magnum International Holdings Limited, a British Virgin Islands business company and a wholly owned subsidiary of Meiwu; and
●	“Yun Tent” refers to Yun Tent Technology Company Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Yundian BVI;

All references to “RMB” or “Chinese Yuan” is to the legal currency of China;

All references to “U.S. dollars,” “dollars,” “USD” or “$” are to the legal currency of the United States;

Our business is conducted by our subsidiaries in PRC, using RMB, the currency of China. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Our Corporate Structure

We are an offshore holding company incorporated in the British Virgin Islands and not a Chinese operating company. As a holding company with no material operations, we currently conduct our business through our subsidiaries in China. Investors of our Ordinary Shares are not acquiring equity interest in any operating company but instead are acquiring interest in a British Virgin Islands holding company. This holding company structure involves unique risks to investors. As a holding company, we may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to us may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, PRC regulatory authorities could disallow this holding company structure and limit or hinder our ability to conduct our business through, receive dividends or distributions from, or transfer funds to, the operating companies or list on a U.S. or other foreign exchange, which could cause the value of our securities to significantly decline or become worthless.

Prior to December 24, 2024, we conducted our business in China by (i) the former VIE, Meiwu Shenzhen, and (ii) the former VIE’s subsidiaries, Jiayuan Liquor, Wunong Shaanxi, Heme Shenzhen, Wude Shanghai and Meiwu Catering. Neither we nor our subsidiaries owned any equity interests in the VIE. WFOE, the VIE and the shareholders of the VIE entered into a series of contractual arrangements, also known as the “VIE Agreements”, pursuant to which we are able to consolidate the financial results of the VIE in our consolidated financial statements because we are deemed as the primary beneficial of the VIE under generally accepted accounting principles in the U.S. (“U.S. GAAP”) ..

On December 10, 2024, we effected a restructuring and terminated the VIE corporate structure. The termination was due to the continued loss incurred by the business and operations of the VIE and its subsidiaries, and in connection with our business transition to focus on the functional skincare business. Following the restructuring in December 2024, the contractual arrangement of the VIE structure was terminated and currently we do not have any VIE in China.

The following diagram illustrates our corporate structure as of the date of this annual report:

Risks Related to Doing Business in China

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, the PRC government has issued statements and regulatory actions relating to areas such as regulatory approvals on overseas offerings and listings by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. It remains uncertain how PRC government authorities will regulate overseas listings and offerings in general and whether we can fully comply with applicable regulatory requirements, including completing filings with the China Securities Regulatory Commission, or the CSRC, and whether we are required to complete other filings or obtain any specific regulatory approvals from the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC government authorities for our overseas offerings and listings, as applicable. In addition, if future regulatory developments mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. These risks may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a stock exchange in the United States or any other foreign country. These risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information- D. Risk Factors – Risks Related to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature, such as data security or anti-monopoly related regulations, may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China – Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.”

Risks and uncertainties regarding the interpretation and enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our Class A Ordinary Shares. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China – [Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us].”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, among other jurisdictions. Our auditor, Enrome LLP, is headquartered in Singapore (“Enrome”) and subject to inspect by the PCAOB. Enrome is not subject to the determinations announced by the PCAOB on December 16, 2021. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong and we use a registered public accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information-D. Risk Factors – Risks Related to Doing Business in China – Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permission Required from the PRC Authorities for Our Operations

We conduct our operations in China through our PRC subsidiaries. Each of our mainland China subsidiaries is required to obtain, and has obtained, a business license issued by PRC authorities such as the State Administration for Market Regulation and its local counterparts. Our mainland China subsidiaries are also required to obtain, and have obtained, additional operating licenses and permits in connection with their operations, including but not limited to the compulsory product certifications for certain of our products. None of our mainland China subsidiaries has been subject to any penalties or other disciplinary actions from any authority in mainland China for the failure to obtain or insufficiency of any approvals or permits in connection with the conduct of its business operations as of the date of this annual report.

The PRC government has sought to exert more control and impose more restrictions on China-based issuers raising capital overseas and such efforts may continue or intensify in the future. On July 6, 2021, the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, which emphasized the need to strengthen the supervision over overseas listings by mainland China-based companies, was enacted. Effective measures, such as promoting the establishment of regulatory frameworks, are to be taken to deal with the risks and incidents of mainland China-based overseas-listed companies, cybersecurity and data privacy protection requirements, and similar matters. The revised Measures for Cybersecurity Review issued by the CAC, and several other administrations on December 28, 2021 (which took effect on February 15, 2022) require that, both critical information infrastructure operators purchasing network products or services that affect or may affect national security and “online platform operators” carrying out data processing activities that affect or may affect national security should be subject to the cybersecurity review. As of the date of this annual report, (i) we have not been informed that we are a critical information infrastructure operator or a data processor conducting data processing activities that affect or may affect national security by any government authority, although it is uncertain whether we would in fact be categorized as such under the PRC law; and (ii) we have not been involved in any investigations or cybersecurity review by the CAC and we have not received any official inquiry, notice, warning, or sanctions in this respect.

On February 17, 2023, the CSRC released several regulations regarding the filing requirements for overseas offerings and listings by mainland China-based issuers, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or collectively the Overseas Listing Filing Rules, which took effect on March 31, 2023. According to the Overseas Listing Filing Rules, for an issuer which is already listed, it should make filing in accordance with the Overseas Listing Filing Rules if: (i) it issues additional convertible bonds, exchangeable bonds or preferred shares, (ii) it issues additional securities in the same overseas market, excluding securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc., (iii) it issues additional securities in several offerings within its authorized scope; or (iv) it conducts a secondary listing or primary listing in any other overseas market. Failure to comply with the filing requirements may result in fines, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. On February 17, 2023, the CSRC issued the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, which stipulates that mainland China-based issuers like us that have completed overseas listings prior to March 31, 2023 are not required to file with CSRC immediately, but must carry out filing procedures as required if we conduct refinancing or if other circumstances arise, which will require us to make a filing with the CSRC.

Based on the opinion of Beijing Dacheng Law Offices, LLP (Fuzhou) (“Dacheng”), our legal counsel as to the law of mainland China, according to its interpretation of the laws and regulations of mainland China currently in effect, we believe that, as of the date of this annual report, our past offerings do not require any cybersecurity review or any other permission or approval from any government authorities in mainland China including the CSRC. For more detailed information, see “Item 3. Key Information-D. Risk Factors - Risks Related to Doing Business in China - Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.” in this annual report. Any failure to obtain or delay in obtaining the required approvals or completing the required procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC, or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our overseas offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects.

If (i) we do not receive or maintain any permits or approvals required of us, (ii) we inadvertently concluded that certain permits or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permits or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. For more detailed information, see “Item 3. Key Information – D. Risk Factors – Risks Related to Doing Business in China - Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.”

Cash Transfers and Dividend Distribution

As of the date of this the annual report, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. Cash can be transferred from Meiwu to our subsidiaries through capital contributions, loans, and inter-company advances. In addition, cash may be transferred among our subsidiaries, through capital contributions, loans and settlement of transactions. Our management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our departments and the operating entities. Each department or operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of our Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred nor a written policy that addresses how we will handle any limitations on cash transfers due to PRC law.

Pursuant to the BVI Business Companies Act, 2004 as amended from time to time (the “BVI Act”), and our third amended and restated memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think appropriate, if they are satisfied on reasonable grounds that immediately following the dividend payment, the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further British Virgin Islands statutory restriction on the amount of funds which may be distributed by us by dividends. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our our subsidiaries.

Current PRC regulations permit the PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, the PRC subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operating subsidiaries in China, we may be unable to pay dividends on our Ordinary Shares.

Financial Information Relating to the Former VIEs

Selected Condensed Consolidated Financial Schedule of Meiwu Technology Company Limited, its subsidiaries, and the Former VIE

The following tables present selected condensed consolidated financial data of Meiwu Technology Company Limited. and its subsidiaries and VIE for the fiscal years ended December 31, 2024, 2023, and 2022, and balance sheet data as of December 31, 2024 and 2023, which have been derived from our audited consolidated financial statements for those years.

In December 2024, Meiwu terminated the VIE arrangements with immediate effect.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

	For the year ended December 31, 2022
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	9,239,819	1,738,752	-	10,978,571
Cost of revenue	-	-	8,494,105	1,309,778	-	9,803,883
Net (Loss) Income	(778,038)	68,944	(525,212)	(2,695,110)	(7,290,435)	(11,219,851)
Comprehensive (Loss) Income	(778,038)	67,297	(512,438)	(4,241,837)	(7,290,435)	(12,755,451)

	For the year ended December 31, 2023
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	8,520,183	2,457,246	-	10,977,429
Cost of revenue	-	-	7,647,158	747,206	-	8,394,364
Net (Loss) Income	(423,651)	50,419	(6,768,231)	(1,435,993)	(7,735,249)	(16,312,705)
Comprehensive (Loss) Income	(423,651)	50,419	(7,083,642)	(1,281,837)	(8,245,896)	(16,984,607)

	For the year ended December 31, 2024
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue			71,839	86,646	-	158,485
Cost of revenue			49,118	42,236	-	91,354
Net (Loss) Income	(1,376,718)	11,591	(1,269,705)	(613,417)	8,362,933	5,114,684
Comprehensive (Loss) Income	(1,376,718)	11,591	(1,176,941)	(4,050,920)	8,362,933	1,769,945

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

The following tables present our condensed consolidating schedule depicting the consolidated balance sheet as of December 31, 2024.

	As of December 31, 2023
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash, cash equivalents and restricted cash	1,834	16,042,628	7,241	10,344	-	16,062,047
Intercompany receivables	24,260,905	7,605,741	-	467,243	(32,333,889)	-
Total current assets	26,514,524	117,262	3,575,004	485,789	(10,303,826)	20,388,753
Investment in subsidiaries	14,298,487	-	-	-	(14,298,487)	-
Total assets	26,514,524	117,262	3,580,353	675,966	(10,303,826)	20,584,279
Total liabilities	4,271,817	2,117	9,994,615	7,222,803	(9,922,980)	11,568,372
Total shareholders’ equity	22,242,707	115,145	(6,414,262)	(6,546,837)	(380,846)	9,015,907
Total liabilities and shareholders’ equity	26,514,524	117,262	3,580,353	675,966	(10,303,826)	20,584,279

	As of December 31, 2024
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash and cash equivalents	470,228	2,972	42,923,777	-	-	43,396,977
Intercompany receivables	46,291,567	-	-	-	(46,291,567)	-
Total current assets	70,215,400	125,485	44,884,652	-	(54,280,402)	60,945,135
Investment in subsidiaries	-	-	-	-	-	-
Total assets	70,215,400	125,485	44,884,652	-	(54,280,402)	60,945,135
Total liabilities	1,965,816	2,060	44,902,622	-	(44,902,726)	1,967,772
Total shareholders’ equity	68,249,583	123,425	(17,970)	-	(9,377,675)	58,977,363
Total liabilities and shareholders’ equity	70,215,400	125,485	44,884,652	-	(54,280,402)	60,945,135

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2022
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	(1,384,162)	68,944	(296,608)	238,434	(4,148,948)	(5,522,340)
Net cash used in investing activities	-	-	(25,916)	-	-	(25,916)
Net cash provided by (used in) financing activities	3,041,019	(743,052)	(1,653,349)	(856,123)	3,089,005	2,877,500

	For the year ended December 31, 2023
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	(189,397)	(6,869,587)	(4,676)	(199,661)	(159,518)	(7,422,839)
Net cash used in investing activities	-	-	(3,794)	(1,745)	-	(5,539)
Net cash provided by financing activities	161,487	-	-	111,051	4,256	276,794

The following tables present our condensed consolidating schedule depicting the consolidated cash flows for the fiscal year ended December 31, 2024 of Meiwu, the WFOE, the former VIE, other subsidiaries, and corresponding eliminating adjustments separately.

	For the year ended December 31, 2024
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	(45,492,962)	(15,825,973)	44,207,155	69,950	2,977,222	(14,064,609)
Net cash provided by (used in) investing activities	-	-	(943,376)	-	-	(943,376)
Net cash provided by (used in) financing activities	45,968,149	-	-	-	-	45,968,149

A.	[Reserved]

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

Investment in our ordinary shares involves a high degree of risk. You should carefully consider, among other matters, the following risk factors in addition to the other information in this annual report on Form 20-F when evaluating our business because these risk factors may have a significant impact on our business, financial condition, operating results or cash flow. If any of the material risks described below or in subsequent reports we file with the Commission actually occur, they may materially harm our business, financial condition, operating results or cash flow. Additional risks and uncertainties that we have not yet identified or that we presently consider to be immaterial may also materially harm our business, financial condition, operating results or cash flow.

Summary of Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings. For more information, please see the section titled “Risk factors” beginning on page 10 of this annual report.

Risks Related to the Functional Skincare Business

●	We operate in a dynamic industry and have a limited operating history. See more detailed discussion of this risk factor on page 12 of this annual report.

●	We rely on the formulas provided by third-parties. See more detailed discussion of this risk factor on page 12 of this annual report.

●	The beauty industry is highly competitive. If we are unable to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected. See more detailed discussion of this risk factor on page 13 of this annual report.

●	Our success is dependent on the popularity of our products and our ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner. See more detailed discussion of this risk factor on page 13 of this annual report.

●	Our new product introductions may not be as successful as we anticipate, which could have a material adverse effect on our business, prospects, financial condition and results of operations. See more detailed discussion of this risk factor on page 14 of this annual report.

●	Our business depends, in part, on the quality, effectiveness and safety of our products. See more detailed discussion of this risk factor on page 14 of this annual report.

●	We may not be able to successfully implement our growth strategy. See more detailed discussion of this risk factor on page 15 of this annual report.

●	Higher labor costs could adversely affect our business and financial results. See more detailed discussion of this risk factor on page 24 of this annual report.

Risks Related to Doing Business in China

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

●	Additional compliance procedures may be required in connection with our subsequent securities offerings, due to the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, which could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.

●	Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. See more detailed discussion of this risk factor on page 24 of this annual report.

●	Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless. See more detailed discussion of this risk factor on page 27 of this annual report.

●	Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business. See more detailed discussion of this risk factor on page 27 of this annual report.

●	Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us. See more detailed discussion of this risk factor on page 28 of this annual report.

●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See more detailed discussion of this risk factor on page 28 of this annual report.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our shares. See more detailed discussion of this risk factor on page 30 of this annual report.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. See more detailed discussion of this risk factor on page 32 of this annual report.

Risks Related to Our Ordinary Shares

●	We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity. See more detailed discussion of this risk factor on page 35 of this annual report.

●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies. See more detailed discussion of this risk factor on page 35 of this annual report.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects. See more detailed discussion of this risk factor on page 35 of this annual report.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors. See more detailed discussion of this risk factor on page 36 of this annual report.

Risks Related to Our Business and Industry

Risks Related to the Functional Skincare Business

We operate in a dynamic industry and have a limited operating history.

As a company with a relatively limited operating history, our historical results may not be indicative of our future performance. We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. In future periods, our revenue could decline or grow more slowly than we expect. We may also incur significant losses in the future for a number of reasons, including as a result of the materialization of the following risks and the other risks described in this annual report, and we may encounter unforeseen difficulties, complications, delays and other unknown factors:

●	we may be unsuccessful in predicting and capturing industry trends and consumer preferences;

●	we may be unable to introduce new products that appeal to consumers;

●	we may be unsuccessful in protecting or enhancing the recognition and reputation of our brand;

●	we may be unsuccessful in competing for market share with our existing or new competitors;

●	the ability of our third-party suppliers, manufacturers and logistics providers to produce and deliver our products in a timely way and subject to ever changing customer expectations could be disrupted;

●	we may fail to adjust our sales and marketing strategies fast enough to stay current with consumers’ behavioral changes in using internet and mobile devices;

●	we may not be able to maintain and improve our customer experience;

●	we may experience service interruptions, data corruption, cyber-based attacks or network security breaches which may result in the disruption of our operating systems;

●	we may be unable to retain key members of our senior management team or attract and retain other qualified personnel;

●	we may fail to successfully implement new business initiatives, especially expansion into new offerings or new business lines in which we have limited or no prior experience, including sustaining continued expansion of our Operating Subsidiaries;

●	we may fail to successfully expand our physical stores providing light beauty experience; and

●	we may be affected by international trade tension and any adverse economic conditions in China or internationally.

We cannot be sure that we will be successful in addressing these and other risks and challenges we may face in the future. Any of these occurrences could have a material and adverse impact on our business, results of operations and financial condition. Our customer base may not continue to grow or may decline as a result of such risks. Any of these risks could cause our net sales growth to decline and may adversely affect our margins and profitability.

We rely on the formulas provided by third-parties.

We rely on third-parties to provide the formulas for our products. The standard form of cooperation agreements provide that, the third party engaged by us shall be responsible for the comprehensive work on product research and development includes, but is not limited to, formula development, trial production, testing, and market preparation. We will provide the funds for the research and development of the formula throughout the whole process. Given our reliance on the third-parties to provide us with the formulas for our products and that we do not own the formulas, if we fail to enforce such agreements and if our competitors engage the same company and introduce the same or similar products at a significantly lower price in the same markets that we operate in, our results of operations may be adversely affected.

The beauty industry is highly competitive. If we are unable to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected.

We face vigorous competition from both domestic and international players in China in the beauty industry, including large multinational consumer products companies that own or operate multiple beauty brands. Competition in the beauty industry is intense and based on multiple factors, including the ability to launch new products, pricing of products, quality of products and packaging, brand awareness, perceived value and quality, innovation, offline sales capabilities, customers’ functional and emotional satisfaction, promotional activities, advertising, editorials, e-commerce and mobile-commerce initiatives and other activities. We must compete with a high volume of new product introductions and a large number of existing products sold by diverse companies across several different distribution channels.

Many domestic and multinational consumer goods companies have greater financial, technical or marketing resources, longer operating histories, greater brand recognition or larger customer bases than we do and may be able to respond more effectively to changing business and economic conditions than we can. Despite our differentiated business model, existing and new players in the industry may also transform their business models and directly compete with us. Competitors may also roll out products targeting younger generations at a competitive price or adopt a price-cutting strategy for their current products to directly compete with us. Given the established sales network these large consumer goods companies maintain and the greater brand power they have, we cannot ensure that our existing customers will not allocate more market share to our competitor’s products or cease to purchase products from us completely. Further, our competitors may attempt to gain market share by offering products at prices at or below the prices at which our products are typically offered. Competitive pricing may require us to reduce our prices, which would decrease our profitability or result in lost sales. Because many of our competitors have greater resources than we do, they may be able to better withstand these price reductions and loss of sales under a competitive pricing strategy.

It is difficult for us to predict the timing and scale of our competitors’ activities in these areas or whether new competitors will emerge in the beauty industry. In addition, further technological breakthroughs, including new and enhanced technologies which increase competition in the online retail market, new product offerings by competitors and the strength and success of our competitors’ marketing programs may impede our growth and the implementation of our business strategy.

Our ability to compete also depends on the continued strength of our brand and products, our ability to predict and capture industry trends and consumer preferences, the success of our marketing, innovation and execution strategies, the continued diversification of our product offerings, the successful management of new product introductions and innovations, strong operational execution, including in order fulfillment and supply chain management, and our success in entering new markets and expanding our business in existing geographies. If we are unable to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected.

Our success is dependent on the popularity of our products and our ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner.

The success of our business and operations depends on our ability to offer quality products that are attractive to consumers. The beauty industry is driven in part by fashion and beauty trends and consumer preferences and behavior, which may shift quickly and have been heavily affected by the rapidly increasing use and proliferation of social and digital media by consumers, and the speed with which information and opinions are shared. As industry trends and consumers’ preferences and behavior continue to change, we must also continually work to develop, produce and market new products, maintain and enhance the recognition of our brand, achieve a favorable mix of products and refine our approach as to how and where we market and sell our products.

Our success depends on our products appeal to a broad range of consumers whose preferences and behavior cannot be predicted with certainty and may change rapidly, and on our ability to anticipate and respond in a timely and cost-effective manner to industry trends and consumer preferences and behavior through product innovations, product line extensions and marketing and promotional activities, among other things. We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and fashion trends to guide our product development and to improve our products and customer experience, and to predict and react to industry trends and consumers’ preferences and behavior effectively and efficiently. However, we cannot assure you that we will be able to successfully anticipate and respond to consumers’ preferences and behavior at all times, especially as we continue to broaden our customer base and diversify our product offerings aimed at customers with differing characteristics. If we are unable to anticipate and respond to the changes in industry trends and consumer preferences and behavior, we may fail to continuously develop products with wide market acceptance, capture emerging growth opportunities, adopt competitive sales strategies for our existing products, or properly predict and manage our inventory. Such failure could also negatively impact our brand image and result in diminished customer experience and brand loyalty. Any of these occurrences could materially and adversely affect our business, prospects and results of operations.

Our new product introductions may not be as successful as we anticipate, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Fast-evolving trends, and consumer preferences have shortened the life cycles of skincare products and required us to continually work to develop, produce and market new products, maintain and enhance the recognition of our brand and shorten our product development and supply chain cycles. Our continued success depends on our ability to develop and launch products in a timely and cost-effective manner in response to beauty industry trends, consumer preferences for skincare products and consumer attitudes toward our industry and brand. If we do not successfully and consistently develop new products that appeal to our customers our total revenue and margins could suffer.

We established a process for the development, evaluation and validation of our new product concepts. Nonetheless, each new product launch involves risks, as well as the possibility of unexpected consequences. For example, the acceptance of new product launches and sales to our customers may not be as high as we anticipate, due to a lack of acceptance of the products themselves or their price, or the limited effectiveness of our marketing strategies. The introduction of new products targeted at expanding our product reach beyond our current customer base may not be as successful as we anticipate due to insufficient data insights on and understanding about the preferences, trends and behaviors of such new customer group. Our ability to launch new products may be limited by delays or difficulties affecting the ability of our suppliers or manufacturers to timely manufacture new products. In addition, we may experience a decrease in sales of certain existing products as a result of newly launched products. Also, product innovation may place a strain on our employees and our financial resources, including incurring expenses in connection with product innovation and development, marketing and advertising that are not subsequently supported by a sufficient level of sales. Further, sales of new products may be affected by the efficacy of our inventory management and quality of delivery and order fulfillment services provided by our logistics providers, and we may experience product shortages and delayed or defective or improper product delivery. Any of these occurrences could delay or impede our ability to achieve our sales objectives, which could have a material adverse effect on our business, financial condition and results of operations.

As part of our ongoing business strategy, we expect to continue introducing new functional skincare products while expanding our product launches into adjacent categories that target eye and lip care, in which we may have little or no prior operating experience. The success of product launches in adjacent product categories could be hampered by our relative inexperience operating in such categories, the strength of our competitors or any of the other risks referred to above. Furthermore, any expansion into new product categories may subject us to additional operational and financial constraints which could inhibit our ability to accomplish such expansion. If we fail to roll out commercially successful products in our traditional categories or in adjacent categories, our business, financial condition and results of operations may be materially and adversely affected.

Our business depends, in part, on the quality, effectiveness and safety of our products.

Any loss of confidence on the part of consumers in the ingredients used in our products, whether related to product contamination or product safety or quality failures, actual or perceived, or inclusion of prohibited or restricted ingredients or an improper mixture of ingredients, could tarnish the image of our brand and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or suitability for use by a particular consumer, even if untrue, may require us to expend significant time and resources responding to such allegations and could, from time to time, result in the suspension of sales or a recall of a product from any or all of the markets in which the affected product was distributed. Any such issues or recalls could negatively affect our profitability and brand image.

If our products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet our consumers’ expectations, our relationships with consumers could suffer, the appeal of our brand could be diminished, we may need to recall some of our products and/or become subject to regulatory action, and we could lose sales or market share or become subject to boycotts or liability claims. In addition, safety or other defects in our competitors’ products could reduce consumer demand for our products if consumers view them to be similar. Any of these outcomes could result in a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully implement our growth strategy.

Our future growth, profitability and cash flows depend upon our ability to successfully implement our business strategy, which, in turn, is dependent upon a number of factors, including our ability to:

●	build a strong and well-recognized brand;

●	further penetrate our targeted markets by attracting new consumers and retaining and further engaging our existing customers;

●	capture the industry trends and develop and launch new products and expand into relevant adjacencies in answer to such trends;

●	continue to use innovation to drive sales, improve technological and operational efficiencies-and improve profit margin;

●	enhance Removed our market study and ability to predict and follow customers’ preferences, trends and behaviors;

●	effectively manage the quality and efficiency of the third-party manufacturing partners and packaging supply partners and logistics and other third-party service providers’ performance;

●	continue to broaden and diversify our distribution channels;

●	pursue strategic investments and collaborations to complement our existing capabilities and geographic reach; and

●	leverage our high-performance team culture to drive margins.

There can be no assurance that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any current net sales and therefore may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to provide superior customer experiences, our business and reputation may be materially and adversely affected.

The success of our business hinges on our ability to provide superior customer experience, which in turn depends on a variety of factors. These factors include our ability to bring innovative products to the market at competitive prices that respond to consumer demands and preferences, our ability to fit in the lifestyle of our customers and deeply engage with our customers. These factors also include our ability to maintain the quality of our products and services, provide timely and reliable delivery and responsive and superior before- and after-sales service. In addition, we will make efforts to maintain a superior customer experience that is driven by our relentless efforts to maintain product quality and curate our products offerings so they are responsive to industry trends and customers’ preferences. Similarly, we will substantially focus on to providing quality and responsive customer service.

Although we will provide skincare product and sales training at certain fees for our distributors and the retailers, there is no assurance that they will provide consistently satisfactory customer service to the end users. In addition, as our network of distributors and retailers continues to rapidly expand along with our growth, it may be harder for us to manage our distributors and ensure the quality of services they provide to the users of our products. Any negative customer service experience with our distributors either offline in the physical stores or online through our customer communities or one-on-one chats may discourage customers from purchasing our products and adversely affect our reputation and brand image.

If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. There is no assurance that we will be able to maintain a stable network of distributors and retailers and provide sufficient training to them to meet our standards of customer service or that an influx of less experienced personnel will not dilute the quality of our customer service. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

Our reliance on distributors, retailers and other third-parties could affect our ability to efficiently and profitably distribute and market our products, maintain sales in our existing markets and expand our business into other geographic markets.

Our ability to maintain and expand our markets for our products, and to establish markets in new geographic distribution areas, is dependent on our ability to establish and maintain successful relationships with reliable distributors, retailers and other third-parties strategically positioned to serve those areas. We believe most of our distributors, retailers and other third-parties will sell and distribute competing products, and our products may represent a small portion of their businesses. The success of our distribution network will depend on the performance of the distributors, retailers, and other third-parties in our network. There is a risk they may not adequately perform their functions within the network by, without limitation, failing to distribute to sufficient retailers or positioning our products in localities that may not be receptive to our product. Our ability to incentivize and motivate distributors to manage and sell our products is affected by competition from other companies who have greater resources than we do. To the extent that our distributors, retailers and other third-parties are distracted from selling our products or do not employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, our sales and results of operations could be adversely affected. Furthermore, such third parties’ financial position or market share may deteriorate, which could adversely affect our distribution, marketing and sales activities.

Our ability to maintain and expand our distribution network and attract additional distributors, retailers and other third-parties will depend on a number of factors, some of which are outside our control. Some of these factors include:

●	the level of demand for our brands and products in a particular distribution area;

●	our ability to price our products at levels competitive with those of competing products; and

●	our ability to deliver products in the quantity and at the time ordered by distributors, retailers and other third-parties.

We may not be able to successfully manage all or any of these factors in any of our prospective geographic areas of distribution. Our inability to achieve success with regards to any of these factors in a geographic distribution area will have a material adverse effect on our relationships in that particular geographic area, thus limiting our ability to maintain or expand our market, which will likely adversely affect our revenues and financial results.

Our business is subject to complex and evolving product safety laws, regulations and standards. If we fail to comply with these laws, regulations and safety standards or if our products otherwise have defects, we may be required to recall products and may face penalties and product liability claims, either of which could result in unexpected costs and damage our reputation.

The manufacturing, distribution and packaging of skincare products and their components, ingredients and raw materials are subject to complex product safety-related laws, regulations and national and industrial standards. To maintain compliance and promote product safety, we will establish a team dedicated to product quality inspection, product sampling and quality issues resolution and cooperate with qualified testing centers to continually oversee the quality and safety of our products. In addition, we will closely work with our counsel to monitor the development of laws, regulations and standards applicable to our business. However, certain of these laws, regulations and standards are relatively new and because their interpretation and implementation are evolving, we cannot assure you that the competent authorities will always hold the same view as our counsel does in terms of the compliance of our business operations.

Any failure or perceived failure to comply with laws, regulations or standards with respect to product safety, or any sale suspension or product recall may lead to government investigations of us, penalties and lawsuits against us which may result in adverse publicity. Furthermore, we may experience significant costs in connection with the suspension of sales or recall, litigation, investigations or penalties which could have a material and adverse effect on our business, financial condition and results of operations.

Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products or adequately manage our inventory.

Our business requires us to manage a large volume of inventory effectively. Due to the particularity of the cosmetics industry, the storage and distribution of cosmetics production enterprises must meet timeliness requirements and monitor the uncertainty of terminal demand. Because we must maintain a certain inventory of the products, we will depend on our forecasts of product demand for, and popularity of-various products to make purchasing decisions to manage our inventory. If we subsequently fail to effectively manage our inventory, there may be a risk of inventory loss.

The demand for our inventory of products can change significantly between the time that components, ingredients or raw materials are ordered and the date of sale. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our consumers may not purchase products in the quantities that we expect. It may be difficult to accurately forecast demand and determine appropriate levels of product or componentry.

We must maintain a certain inventory of their products to ensure products do not expire or reach the end of the period of validity. The period of validity of cosmetics is more strictly controlled than that of general merchandise and cosmetics close to the period of validity will be destroyed after relevant procedures are performed. Generally, we do not have the right to return unsold products to the third-party manufacturing partners and third-party packaging supply partners. If we fail to manage our inventory effectively or negotiate favorable credit terms with third-party manufacturers and suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs in the case of overestimation of consumer demand, or increased costs to secure necessary production and delivery delays in the case of underestimation of consumer demand. An inability to meet consumer demand and delays in the delivery of our products to our customers could result in reputational harm and damaged customer relationships. In addition, if we are required to lower sale prices in order to incentivize sales to reduce our inventory levels, our profit margins might be negatively affected. Any of the above may materially and adversely affect our business, financial condition and results of operations.

We rely on third-party service providers for logistics services. If these service providers fail to provide reliable services, our business and reputation may be adversely affected.

We rely on third-party couriers and logistics providers for order fulfillment and delivery services, including, among others, collection of products, warehousing services, shipping products to customers, stores and designated warehouse and handling product returns. While these arrangements allow us to focus on our central business, they reduce our direct control over the logistics services provided to our customers. Logistics in our primary locations or transit to final destinations may be disrupted for a variety of reasons, including events that are beyond our control or the control of these service providers, such as inclement weather, natural and man-made disasters, health epidemics, information technology system failures, transportation disruptions, labor unrest, commercial disputes, military actions or economic, business, labor, environmental, public health, or political issues. In addition, if our third-party logistics service providers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. If any of our service providers’ operations or services are disrupted or terminated, we may not be able to find alternative service providers with quality and on commercial terms to our satisfaction in a timely and reliable manner, or at all. Furthermore, delivery personnel of contracted third-party logistics service providers act on our behalf and interact with our customers personally. We will need to effectively manage these third-party logistics service providers to ensure the quality of customer services.

If our products are not delivered in the proper condition or in a timely manner or there is any other failure to provide high-quality delivery services to our customers, our products may be compromised, customer experience may be impaired and, as a result, our business and reputation could suffer. Further, if our logistics providers raise their fee rate, we may incur additional costs and may not be able to pass such costs to our customers.

Our delivery, return and exchange policies may adversely affect our results of operations.

We adopted shipping policies that do not necessarily pass the full cost of shipping onto our customers. We also adopted customer-friendly return and exchange policies that make it convenient and easy for customers to change their minds within seven days after completing direct online purchases from us. We may also be legally required to adopt new or amend existing return and exchange policies from time to time. These policies improve customers’ shopping experience and promote customer loyalty, which in turn helps us acquire and retain customers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenues. If our delivery, return and exchange policies are misused by a significant number of customers or if the return or exchange rates increase beyond historical records or otherwise substantially then our costs may increase significantly, and our results of operations may be materially and adversely affected.

If we revise our shipping policies to reduce our costs and expenses, our customers may be dissatisfied. Our customers dissatisfaction may result in the loss of their business or our failure to acquire new customers at a desirable pace, which may materially and adversely affect our results of operations.

Failure to successfully lease suitable warehouse facilities or any interruption in the operation of the warehouse for an extended period may negatively affect the business and results of operations.

We believe that our warehouse is essential to our supply chain management. We cannot assure you that we will be able to add suitable warehouse facilities on commercially acceptable terms or at all. In addition, our ability to process and fulfill orders accurately will depend on the smooth operation of the warehouse facilities. The warehouse may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, health epidemics, human error and other events. If the warehouse were rendered incapable of operations, then we may be unable to fulfill our orders on a timely basis, which could result in canceled sales and a loss of customer loyalty and have a material adverse impact on our business, financial condition and results of operations. We will not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to infringement claims of intellectual property rights or other rights of third parties, which may be expensive to defend and may disrupt our business and operations.

Our commercial success depends in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights, trade secrets and other proprietary rights of others. We have adopted and implemented internal procedures and licensing practices to prevent unauthorized use of such intellectual properties or the infringement by us of other rights of third parties. However, we cannot be certain that these measures can be effective in completely preventing all possible infringement, misappropriation and other violations of third-party’s intellectual property rights or other rights during the course of our business. As we will face increasing competition and as litigation becomes a more common way to resolve disputes in China, we will face a higher risk of being the subject of intellectual property infringement claims.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. This is especially true because our sales and marketing activities may use photos or video clips that contain portraits of individuals and shows performed by others such as recorded product promotion live-streaming held by our cooperating KOLs. possibility that some of these use cases are not properly authorized by the relevant performers and/or proprietary right holders, which may expose us to potential liabilities for infringement of portrait rights or rights to network dissemination of information under Chinese laws. There could also be existing intellectual property of which we are not aware that our operations and business may inadvertently infringe upon. Further, our internal procedures and licensing practices may not be effective in completely preventing the unauthorized use of copyrighted materials or the infringement of other rights of third parties by us and/or our employees. We may receive claims by third parties that we and/or our employees have infringed or otherwise violated their software copyright. We will license and use software and other technologies from third parties in our ordinary course of business. The third-party software or technology licenses may not continue to be available to us on acceptable terms or at all and may expose us to potential infringement liability. Any such liability, or our inability to use any of these third-party software or technologies on acceptable terms or at all, could harm our reputation, result in increased operating costs, and/or disruptions to our business that may materially and adversely affect our operating and financial results.

We may from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. Also, although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States. If an infringement claim brought against us in China, the United States or another jurisdiction is successful, we may be required to pay substantial penalties or other damages and fines, enter into license agreements that may not be available on commercially reasonable terms or at all or be subject to injunctions or court orders. Even if allegations or claims lack merit, defending against them could be both costly and time consuming and could significantly divert the efforts and resources of our management and other personnel. Competitors and other third parties may claim as well that our officers or employees or the third-party manufacturing partners third-party manufacturing partners and packaging supply partners have infringed, misappropriated or otherwise violated their product formulas, confidential information, trade secrets or other proprietary information or technology in the course of their employment with us or in their designing and manufacturing products for us, as the case may be. Although we will take steps to prevent the unauthorized use or disclosure of such third-party information, intellectual property or technology by our officers, employees or the third-party manufacturing partners and packaging supply partners, we cannot guarantee that our internal intellectual property policy, any other policies or contractual provisions that we have implemented or may implement will be effective. If a claim of infringement, misappropriation or violation is brought against us or one of our officers or employees, we may suffer reputational harm and may be required to pay substantial damages, subject to an injunction or court orders or be required to suspend sales of our products or to remit to the plaintiff the revenues we derive from the sales, any of which could adversely affect our business, financial condition and results of operations.

If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected.

We rely on a combination of trademark, copyright, trade secret, patent and other laws protecting proprietary rights, nondisclosure and confidentiality agreements and other practices, to protect our brand and proprietary information, know-how, technologies and processes. Our principal intellectual property assets will include the registered trademarks for our brand, the design patents and copyrights for our product packaging and logos. Our copyrights, trademarks and design patents will be the valuable assets that support our brand and consumers’ perception of our products. Although we planning to apply for trademarks in China, there can be no assurance that all of them will be issued or registered.   Trademark applications on key categories can be rejected, which may result in difficulties in our ability to protect our use of our brand name or logo on products of such categories, and may subject us to possible intellectual property disputes with third parties over such uses. Third parties may also oppose our trademark or patent applications domestically or abroad, or otherwise challenge our use of the trademarks or patents. In the event that our trademarks or patents are successfully challenged, we could be forced to rebrand our products or to refrain from using certain designs, which could result in the loss of brand recognition, impair the attractiveness of our products and could require us to devote resources to advertising and marketing new brands and product designs.

Despite our efforts to protect our intellectual property rights and proprietary information, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual properties or know-how. Monitoring for infringement or other unauthorized use of our intellectual property rights and know-how is difficult and costly, and such monitoring may not be effective. From time to time, we may have to resort to courts or administrative proceedings to enforce our intellectual property rights, which may result in substantial costs and the diversion of resources.

Our employees or business partners or other parties with whom we maintain business relationships may engage in misconduct or other improper activities, which may disrupt our business, hurt our reputation and results of operations.

Our employees or business partners, including third-party manufacturers and logistics service providers, may be subject to regulatory penalties or punishments or other legal proceedings because of their wrongdoings or regulatory compliance failures, which may disrupt our business. For example, we currently rely on third-party manufacturers to produce our products. Although we will require our third-party manufacturers to provide compliance representations and covenants, we cannot assure that they will not engage in any incompliant practices such as environmental or product safety requirement violations. If they engage in any noncompliance or face regulatory sanctions or operation suspensions, our business may as a result be disrupted and our reputation may be harmed.

We will be exposed to the risk of fraud or other misconduct by our employees or third-parties partners with whom we have business arrangements. Misconduct by employees or third-party partners could include inadvertent or intentional failures to comply with the laws and regulations to which we are subject or with our policies, provide accurate information to regulatory authorities, comply with ethical, social, product, labor and environmental standards, comply with fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. We have no control over the off-work time and behaviors of our employees and the operations of our third-party partners. Any legal liabilities of, or regulatory actions against, our employees, especially key employees, or business partners may affect our business activities and reputation and, in turn, our results of operations.

If we fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to the business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, the business and results of operations may be materially and adversely affected.

In general, the beauty industry and certain business practices such as the operation of franchise businesses in China are highly regulated, and may require multiple licenses, permits, filings and approvals to conduct and develop business.

As a fast-growing company with a limited operating history that is continuously exploring other approaches to conduct sales and marketing cost-effectively and capture points of growth, we may not be able to obtain in time all the additional licenses, registrations and filings that are advisable to obtain for certain aspects of our operations. Failure to obtain such additional licenses, permits, registrations or filings that could later become necessary to obtain as a result of new enactment or promulgation of government policies, laws or regulations, which may subject us to warnings, orders of correction, pecuniary penalties or other administrative proceedings from relevant governmental authorities, could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not received any notice of warning nor have we been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of licenses, permits, registrations or filings. However, we cannot assure you that we will not be subject to any administrative action that may materially and adversely affect our business, financial condition and results of operations.

In addition, certain licenses, permits or registrations are subject to periodic renewal. If we fail to maintain or renew one or more of our licenses and certificates when their term expires, or obtain such renewals on a timely manner, our operations could be disrupted. In addition, under relevant PRC laws and regulations are required to update certain licenses if any change to their respective name, registered capital or legal representative during the validity period of such license. If we fail to properly renew and maintain all such requisite licenses on time, we may face penalties and in extreme circumstances, order to suspend or terminate our website and online business.

Further, due to uncertainties of interpretation and implementation of existing laws and the adoption of additional laws and regulations, the licenses, permits, registrations or filings we held may be deemed insufficient by PRC governments, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions. Furthermore, as we develop and expand our business scope, we may need to obtain additional permits and licenses and we cannot assure that we will be able to obtain such permits on time or at all.

If we are unable to offer branded products at attractive prices to meet customer needs and preferences on our e-commerce platform, or if our reputation for selling authentic, high-quality products suffers, we may lose customers and our business, financial condition and results of operations may be materially and adversely affected.

Our future growth partially depends on our ability to continue to attract new customers as well as to increase the spending and repeat purchase rate of existing customers. Constantly changing consumer preferences have historically affected, and will continue to affect, the beauty industry. Consequently, we must stay abreast of emerging lifestyle and consumer preferences and anticipate product trends that will appeal to existing and potential customers.

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

We are subject to payment processing risk.

Our customers pay for their services using a variety of different payment methods. We rely on third parties to process such payments. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as delays in receiving payments from payment processors and/or changes to rules or regulations concerning payment processing, our revenues, operating expenses and results of operations could be adversely impacted.

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

The success of our business may be affected by consumer confidence and uncertainties in the outlook for economic growth within China. We derive substantially all of our revenue from China. As a result, our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online and mobile commerce. The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising and lowering interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten or loosen credit and liquidity. In the past, these measures have contributed to a slowdown of the PRC economy and although recently the PRC has taken steps to reduce interest rates and adjust deposit reserve ratios to increase the availability of credit in response to a weakening economy caused, in part, by the continuing trade dispute with the United States, no assurances can be given that the PRC’s efforts will result in more certainty in domestic economic outlook or an increase in consumer confidence. Any continuing or worsening slowdown could significantly reduce domestic commerce in China, including through the Internet generally and within our ecosystem. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

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

Risks Related to Doing Business in China

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

All of the operations of our subsidiaries are conducted in the PRC, and are governed by PRC laws, rules and regulations. The PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we or the PRC subsidiaries may not be aware of the violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we or the PRC subsidiaries enjoy than in more developed legal systems. These uncertainties may impede the PRC subsidiaries’ ability to enforce the contracts they have entered into and could materially and adversely affect the PRC subsidiaries’ and our business, financial condition and results of operations.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, and made the Opinions available to the public. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions remain unclear on how the law will be interpreted, amended and implemented by the relevant PRC governmental authorities, but the Opinions and any related implementing rules to be enacted may subject us and the PRC subsidiaries to compliance requirements in the future.

On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure,” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) were promulgated and took effect on February 15, 2022, which provide that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should be subject to cybersecurity review.

On November 14, 2021, the Cyberspace Administration of China released the Regulations on Network Data Security (draft for public comments) and will accept public comments until December 13, 2021. The draft Regulations on Network Data Security provide that if a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. We do not believe, as advised by our PRC counsel, AllBright Law Offices (Fuzhou), that we or any of the PRC subsidiaries may be considered to be an “operator of critical information infrastructure”, or “online platform operators,” as mentioned above; however, Measures for Cybersecurity Review (2021 version) were recently adopted and the Regulations on Network Data Security (draft for public comments) are in the process of being formulated and it remains unclear how the Opinions will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On February 17, 2023, the CSRC issued the New Administrative Rules Regarding Overseas Listings, which came into force on March 31, 2023. These Rules propose to establish a new filing-based regime to regulate overseas offerings and listings by Chinese domestic companies. According to the New Administrative Rules Regarding Overseas Listings, among other things, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Administrative Measures within three working days following their submission of initial public offering (“IPO”), listing applications, or completion of subsequent securities offerings. The New Administrative Rules Regarding Overseas Listings apply to both IPO and subsequent securities offerings of the company in the same overseas market where it has previously offered and listed securities. Under these rules, companies like ours must file with the CSRC within three working days after completing a post-IPO securities offering. See “Item 3. Key Information—D. Risk Factors—Risks Related to doing business in China—Additional compliance procedures may be required in connection with our subsequent securities offerings, due to the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, which could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless”.

Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence the PRC subsidiaries’ operations at any time, which are beyond our control. Therefore, any such action may adversely affect the PRC subsidiaries’ operations and significantly limit or hinder our ability to offer or continue to offer securities to you and reduce the value of such securities.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence the PRC subsidiaries’ operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in the PRC subsidiaries’ and our operations, financial performance and/or the value of our Ordinary Shares or impair our ability to raise money.

Additional compliance procedures may be required in connection with our subsequent securities offerings, due to the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, which could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.

On February 17, 2023, the CSRC issued the New Administrative Rules Regarding Overseas Listings, which became effective on March 31, 2023. These rules propose to establish a new filing-based regime to regulate overseas offerings and listings by Chinese domestic companies. According to the New Administrative Rules Regarding Overseas Listings, among other things, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of Trial Administrative Measures within three working days following their submission of IPOs, listing applications, or completion of subsequent securities offerings. The New Administrative Rules Regarding Overseas Listings apply to both IPOs and subsequent securities offerings of the company in the same overseas market where it has previously offered and listed securities. Under these rules, companies like ours must file with the CSRC within three working days after completing a post-IPO securities offering. In the event that filings with the CSRC are required, we cannot assure you that we can complete the filing procedures, obtain the approvals, or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure to do so would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on our operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our Ordinary Shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless. Furthermore, on February 24, 2023, the CSRC promulgated the Confidentiality and Archives Administration Provisions, which also became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service (either incorporated domestically or overseas) providers that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret or working secret of government agencies, or harm national security and public interests. Therefore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. The above-mentioned documents and materials that, if leaked, will be detrimental to national security or public interest, therefore, the domestic company shall strictly fulfill relevant procedures stipulated by applicable regulations. Furthermore, a domestic company that provides accounting archives or copies of accounting archives to any entities, including securities companies, securities service providers and overseas regulators and individuals, shall fulfill due procedures in compliance with applicable regulations. Working papers produced in mainland China by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in mainland China. Where such documents need to be transferred or transmitted to areas outside of mainland China, relevant approval procedures stipulated by regulations shall be followed. We may be required to perform additional procedures in connection with the provision of accounting archives. The specific requirements of the relevant procedures are currently unclear, and we cannot be certain whether we will be able to perform the relevant procedures.

Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As an auditor of companies that are registered with the SEC and publicly traded in the U.S. and a firm registered with the PCAOB, our auditor is required under the laws of the U.S. to undergo regular inspections by the PCAOB to assess their compliance with the laws of the U.S. and professional standards.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

On May 20, 2020, the U.S. Senate passed the HFCAA, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We would be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC was assessing how to implement other requirements of the HFCAA , including the listing and trading prohibition requirements described above.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA.

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

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

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

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As discussed in the previous risk factor, our Ordinary Shares are subject to the risk of being delisted under the HFCAA and the Consolidated Appropriations Act, in the event that PCAOB determines that it is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction for two consecutive years. The PCAOB Board determined, on December 15, 2022, that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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

On September 24, 2024, the CAC published the Regulation on Network Data Security Management (the “Network Data Security Management”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Network Data Security Management, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC.

As of the date of this annual report, we have not received any notice from any authorities identifying the PRC subsidiaries as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. According to the CAC Revised Measures and based on the opinion of our PRC counsel, Dacheng, we believe that the operations of the PRC subsidiaries and our listing will not be affected and that we will not be subject to cybersecurity review by the CAC, given that the PRC operating entities possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the CAC Revised Measures and the Network Data Security Management will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the CAC Revised Measures and the Network Data Security Management. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the MOC or its local counterpart. On March 30, 2015, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 19 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the cash provided by our offshore financing activities to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new variable interest entities in the PRC.

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

We are a British Virgin Islands incorporated company and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of December 31, 2024, 2023, and 2022, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we recorded net losses for the years ended December 31, 2024, 2023, and 2022 and did not distribute any dividend for the year ended December 31, 2024, 2023, and 2022. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid to Vande, our Hong Kong subsidiary.

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

We are in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

As of December 31, 2024, our management assessed the effectiveness of our internal control over financial reporting. The material weaknesses identified by management is that we do not have in-house accounting personnel with sufficient knowledge of US GAAP and SEC reporting experiences. Management concluded that our internal control over financial reporting was ineffective as of December 31, 2024.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Based upon our income and assets, and the value of our Ordinary Shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2024 or that we will be a PFIC for the taxable year ending December 31, 2025 and we do not anticipate becoming a PFIC in the foreseeable future. See the discussion of the PFIC rules under “E. Taxation - United States Federal Income Taxation” below.

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

On December 10, 2024, Guogangtong Trading (Shenzhen) Co., Ltd. (“WFOE”), the wholly owned subsidiary of Vande entered into an agreement (the “Termination Agreement”) with Meiwu Zhishi Technology (Shenzhen) Co., Ltd. (“Meiwu Zhishi” or “VIE”), VIE’s shareholders to terminate of a series of contractual arrangements (“VIE Agreements”) by and among the VIE, the WFOE, and shareholders of the VIE.

On December 24, 2024, the Company, Magnum International Holdings Limited, a British Virgin Islands company with limited liabilities and a wholly owned subsidiary of the Company (“Magnum”) and an individual that is not affiliated with the Company or any of its directors or officers (the “Purchaser”) entered into a certain share transfer agreement (“Magnum Disposition Agreement”). Pursuant to the Magnum Disposition Agreement, the Purchaser agreed to purchase all the equity interests of Magnum for $10. On 2024, the transaction contemplated therein (the “Magnum Disposition”) was closed, and the Purchaser became the sole shareholder of Magnum and as a result, assume all assets and liabilities of Magnum and subsidiaries owned or controlled by Magnum.

On December 24, 2024, the Company, Xinfuxin International Holdings Limited, a British Virgin Islands company with limited liabilities and a wholly owned subsidiary of the Company (“Xinfuxin”) and the same Purchaser entered into a certain share transfer agreement (“Xinfuxin Disposition Agreement”, collectively with the Termination Agreement and Magnum Disposition Agreement, the “Agreements”). Pursuant to the Xinfuxin Disposition Agreement, the Purchaser agreed to purchase all the equity interests of Xinfuxin for $10. On December 31, 2024, the transaction contemplated therein (the “Xinfuxin Disposition”) was closed, and the Purchaser became the sole shareholder of Xinfuxin and as a result, assume all assets and liabilities of Xinfuxin and subsidiaries owned or controlled by Xinfuxin.

On April 1, 2025, the Company effectuate a reverse split (“Reverse Split”) of its Ordinary Shares on an one-for-twenty basis. In connection with the Reverse Split, the Company’s shareholders received one new Ordinary Share of the Company for every twenty Ordinary Shares they hold. The Company’s Ordinary Shares began trading on a Reverse Split-adjusted basis when the market opened on April 1, 2025. The Company’s authorized share capital and par value remained unchanged following the Reverse Split, as unlimited Ordinary Shares with no par value.

The following diagram illustrates our current corporate structure as of the date of this annual report:

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scope approved by the Administration of Industry and Commerce or its local counterpart. Meiwu is a holding company with no business operation other than holding the shares in its subsidiaries.

Our principal executive offices are located at Unit 304-3, No. 19, Wanghai Road, Siming District, Xiamen, Fujian, People’s Republic of China, and our phone number is +86-755-85250400. We maintain a corporate website at www.wnw108.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

Recent Financing Transactions

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

Primary Public Offering in 2024

On December 2, 2024, the Company closed a best-efforts offering (the “Primary Offering”) of 30,000,000 Ordinary Shares (the “Primary Offering Shares”) of the Company, to certain investors pursuant to that certain securities purchase agreement (the “Primary Offering SPA”), dated as of November 27, 2024, at an offering price of $0.80 per share.

The Primary Offering Shares were sold pursuant to a registration statement on Form F-1, as amended (the “Registration Statement”, File No. 333-282379), which was declared effective by the Commission on November 27, 2024. A final prospectus dated November 27, 2024 relating to this Offering was filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

The Company received net proceeds of $23,895,000 from the Primary Offering. The Company used the net proceeds for the development of its functional skincare business and for general corporate purpose, as disclosed in the Registration Statement.

In addition, as previously disclosed, the Company sold 30,000,000 Ordinary Shares (the “Resale Shares”) to Mr. Changbin Xia, the chairman of the board of directors of the Company, at an offering price of $0.80 per share, pursuant to a certain securities purchase agreement dated October 22, 2024 (“Private SPA”). The Resale Shares were also registered in the Registration Statement. The Company did not receive any proceeds from the sale of such Resale Shares.

Concurrently with the Company’s execution of the Primary Offering SPA, Mr. Xia entered into a certain lock-up agreement (the “Lock-Up Agreement”) pursuant to which, Mr. Xia agreed not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer (excluding intra-family transfers, transfers to a trust for estate planning purposes or to beneficiaries of officers, directors and shareholders upon their death), or otherwise dispose of or enter into any transaction which may result in the disposition of any Ordinary Shares or securities convertible into, exchangeable or exercisable for any Ordinary Shares, without the prior written consent of the Company, for a period of one hundred and eighty (180) days following the date of the Lock-Up Agreement.

B. Business overview

We are a British Virgin Islands company incorporated on December 4, 2018. We do not have material operation and we conduct our business in China through our subsidiaries.

Functional Skincare Business

In the last quarter of 2024, the management has decided to implement a strategic transition in the Company’s business to expand into the sales of functional skincare products and launched this functional skincare business. For the year ended December 31, 2024, the functional skincare business accounted for 38% of our total revenue.

Products and Services

We aim to build a comprehensive online ecosystem  with stable supply chain for our functional skincare products to be launched around the last quarter of 2025. This will include upstream product research and development of the skincare products, midstream distributor support and training, and downstream franchisee partnerships for functional skincare stores. We will connect three key groups in this business: stores, professionals in functional skincare, and consumers.

Xiamen Chunshang’s current product offerings include essence, serum, collagen and prebiotics solid beverage. Through its wholly owned subsidiary, Xiamen Chunshang, the Company has acquired of trademarks, entered into cooperation agreement with a research company, entry into letters of intent with four distributors, and hired of two skincare product engineers. As of the date of this annual report, we entered into certain trademark transfer agreements to acquire trademarks of “MQIANS”, “Chunran”, “秘莳”, and “纯然时代” from Guangzhou Meixing Health Information Group Co., Ltd. (“Guangzhou Meixin”); and trademarks “艾姝俪Aishuli”, “后小白HOUXIAOBAI” and “施华舒SHIHUASHU” from Guangzhou Shiji Shengxin Biotechnology Co., Ltd, (“Guangzhou Shengxin”).

Our services encompass technical training in functional skincare, sales training, and product offerings.

Research and Development

Our company is dedicated to advancing the skincare industry through strategic research and development. We aims to our R&D capabilities with the two following approaches:

Firstly, we plan to enter into cooperation agreements with third parties to develop functional skincare formulations. The standard form of cooperation agreements will provide that, the third party engaged by us shall be responsible for the comprehensive work on product research and development includes, but is not limited to, formula development, trial production, testing, and market preparation. We will provide the funds for the research and development of the formula throughout the whole process. Secondly, we are considering possible acquisition of certain research institutions to have our in-house product development department. This will allow us to bring a dedicated team of experts and researchers in-house, providing greater control over the development process and facilitating the creation of cutting-edge skincare products.

These strategies are aimed at ensuring our product offerings remain at the forefront of the industry, leveraging both external partnerships and internal resources to drive innovation and address the evolving needs of our customers.

In September 2024, Xiamen Chunshang entered into an agreement with Meixing Biology Research Institute (Xiamen) Co., Ltd. to jointly develop light therapy anti-aging skincare product for skin cell rejuvenation through the sharing of resources, technology, and expertise. We agreed to provide RMB 15 million (US$2,100,000) for the expenses of the research and development and providing market information; and Meixing Biology is responsible for product development, including but not limited to formula development, trial production, testing, and market preparation. Xiamen Chunshang and Meixing Biology entered into a supplemental agreement on September 18, 2024, pursuant to which, Meixing Biology agreed not to commercialize any intellectual property generated thereof within three years after the product is launched and enters mass production. Xiamen Chunshang agreed that, if the cumulative revenue generated from the product reaches RMB 30 million within three years of its launch and mass production, Xiamen Chunshang will allocate 10% of its profits to Meixing Biology, and in return, Xiamen Chunshang agreed that all intellectual property rights arising from the project shall be owned by Xiamen Chunshang.

Sales and Distribution

Through Xiamen Chunshang, we sell our products to the distributors at a wholesale price with a discount for repurchase. Our revenues of the functional skincare business mainly consists of (i) wholesale purchase price and (ii) training fees, which we charge for the training workshops where experienced distributors and professionals in the skincare industry teach about the customer development skills, sales strategies and instructions for using our functional skincare products.

Xiamen Chunshang entered into letters of intent with four distributors, pursuant to which Xiamen Chunshang authorizes each distributor as the exclusive distributor in four different provinces in China. The letters of intent are valid for one year starting on January 1, 2025 and include minimum sales targets. If these targets are not met within the year, Xiamen Chunshang reserves the right to terminate the letter. If the annual order amount reaches RMB 8 million, Xiamen Chunshang will grant that distributor an additional 3% commission on the total amount paid by the distributor for orders. If the annual order amount reaches 12 million RMB or more, Xiamen Chunshang will grant that distributor an additional 2% commission on the total amount paid by the distributor for orders.  In addition, Xiamen Chunshang enters into quality guaranty and price control agreements with its distributors, pursuant to which, Xiamen Chunshang guarantees that the products and packages are in compliance with the regulatory requirements and Xiamen Chunshang provides suggested and the minimum retail prices for each product. Distributors agree not to sell the products at a price lower than the agreed minimum retail price.

Marketing

Our sales and marketing strategy focuses on in person launch events to facilitate business development and attract new distributors and partners. These events primarily target second- and third-tier cities within China. Our marketing efforts are tailored to address the specific needs and opportunities in these targeted cities, ensuring that our approach resonates with local market dynamics and maximizes our outreach. These in person launch events serve as a key component of our business development promotion strategy. By organizing these events in various cities, we aim to build brand awareness, engage directly with potential distributors and skincare professionals, and showcase our product offerings in an impactful and personalized manner.

We believe that social media will be the engine that fuels our next stage of growth. The increase in sales of our functional skincare products is directly related to the increase in new customers and consequently, product consumption. We believe that new customers are often swayed by social media messages of the benefits of consuming our functional skincare products and the ease of obtaining these products by ordering them from our Website. As such we have made a concerted effort to utilize social media to increase awareness of our Company and its offerings.

We use information technology to track operations-related data indicators, including but not limited to daily, weekly and monthly sales, new registered users, new user orders and amounts, number of active users and their orders, single product sales amounts and sales performance rankings, etc. Such information is however discrete and localized and not used to assess our performance as a whole.

Manufacture

We rely on third-party manufacturers to produce our products. The engagement will specify that the third-party manufacturers engaged by us shall be responsible for the comprehensive manufacturing of the products includes, but is not limited to, the sourcing of product ingredients, the development of product formulation, and the procurement of raw materials, and should also be responsible for coordinating and organizing the production and assembly other parties, and delivering complete sets of boxed products. The manufactures should conduct internal inspections to ensure that each batch of products meets national standards.

Quality Control

We are consumer-focused and committed to the highest standards of product safety and quality. Xiamen Chunshang has implemented a comprehensive quality control framework that spans supply chain onboarding, warehousing, channel oversight, and after-sales support.

A quality control team—reporting directly to Xiamen Chunshang’s head of quality and safety department—oversees this framework. The team operates separately from commercial functions and is responsible for executing the following core functions:

Supplier and Product Compliance

●	Onboarding Oversight: Xiamen Chunshang conducts rigorous qualification reviews of new suppliers and brand partners, ensuring all manufacturers hold valid cosmetics production licenses and that all products are duly registered or filed with regulatory authorities.

●	Initial Product Testing: For any new product procured (i.e., “first-time purchase products”), third-party labs are engaged to conduct random batch testing, targeting contaminants such as heavy metals and microbial agents. Current testing coverage is approximately 90%.

●	Annual Surprise Inspections: Xiamen Chunshang commissions independent blind testing of 100% of listed SKUs each year, with results archived for at least three years.

●	Dynamic Risk Rating: Suppliers are continuously evaluated based on testing pass rates and customer complaint frequency, enabling tiered risk management.

Warehousing and Logistics Compliance

●	Environmental Controls: Warehousing facilities are climate-controlled (maintained at 24°C ± 2°C), with temperature and humidity logs recorded three times daily. Cold-chain products are stored using industry-standard refrigeration equipment.

●	Shelf-Life Monitoring: Products approaching expiry (within 90 days) are automatically flagged by the Company’s logistics system and removed from distribution.

●	Full Traceability: Xiamen Chunshang utilizes item-level digital tracking (e.g., RFID or QR codes) to maintain complete traceability from supplier to end consumer.

Channel Governance and Risk Mitigation

●	Marketing Compliance: All product marketing content is subject to digigent legal review. Claims that imply therapeutic or medical effects are strictly prohibited under PRC advertising laws and internal policy.

●	Price and Distributor Oversight: Xiamen Chunshang enforces price and sales channel compliance through quality assurance agreements. Any distributor found engaging in unauthorized pricing tactics or bundling practices is subject to immediate contract termination.

●	Digital Audit Trails: Online product page edits are recorded and archived for three years, enabling regulatory traceability and internal audit readiness.

After-Sales Quality Management

●	Rapid Recall Protocol: If a quality issue is identified, Xiamen Chunshang notify all of its distributors within 72 hours across all retail channels.

●	Consumer-Centric Compensation: Xiamen Chunshang provides timely compensation to consumers before pursuing claims against responsible parties.

●	Data-Driven Quality Feedback: Customer complaint data is analyzed monthly to identify trends and root causes, driving product or packaging improvements in partnership with suppliers.

Competitive Advantages

We believe we will be able to possess robust capabilities throughout the supply chain of our functional skincare business. First, we plan to cooperate with company with expertise in formula development and recruit experienced professionals for our product research and development. We will also work with credible third party manufactures to deliver high-quality offerings. Second, we aim to establish a network of distributor for our functional skincare products, focusing in the second and third tier cities in China. Third, we also plan to provide support and training for our distributors, as well as staff in beauty and skincare stores to enhance their ability to effectively market and showcase our products.

We believe the above mentioned advantages will strengthen our position in the market and supports our goal of delivering high-quality products to the customers.

Growth Strategies

We plan to expand our partnership with research institutions to develop new functional skincare formulas and products. We also seek to develop a network of distributors in the second and third tier cities in China, then organically develop new channels of distribution and new sales relationships across the country.

Competition

We will face competition from both established multinational and domestic brands, as well as from smaller niche players in the PRC market and the global beauty sector. Notable competitors such as Winona, Pechoin, and Chando, each with franchisees nationwide, will continue to present significant challenges. These competitors are expected to maintain their advantages due to their longer operating histories, higher market shares, and established brand recognition, which may affect our ability to gain visibility and credibility among consumers.

Furthermore, larger and more established companies will likely benefit from economies of scale, enabling them to produce goods at lower costs per unit. This cost advantage will pose pricing challenges for us, making it difficult to compete on price while ensuring profitability.

We plan to differentiate ourselves through perceived value by focusing on factors such as pricing and innovation, product efficacy, customer service, promotional activities, advertising, special events, new product introductions, e-commerce initiatives, and direct sales. However, predicting the timing, scale, and effectiveness of our competitors’ future strategies, as well as the impact of new market entrants, will remain a challenge.

Seasonality

We do not expect that our functional skincare business will be subject to seasonal variations.

Prior to December 2024 when we terminated the VIE arrangements, we had two business lines, one was the SMS business, operated by Code Beating; another was the online and mobile commerce for food products, operated by Meiwu Shenzhen and its subsidiaries. The SMS business was operated by Code Beating. For the year ended December 31, 2024, SMS business did not generate any revenue, and the online and mobile commerce business generated 54.6% of our total revenue. For the years ended December 31, 2023, SMS business generated 77.1% of our total revenue, and the online and mobile commerce business generated 22.9% of our total revenue. For the years ended December 31, 2022, SMS business generated 80.5% of our total revenue, and the online and mobile commerce business generated 19.5% of our total revenue.

SMS Business

Code Beating operated a SMS platform to send customized content to terminal customers. Code Beating is a mobile information service provider. Code Beating relied on a systematic service process and independently developed business platform to provide customers with secure, effective, and timely mobile information services through the integration of communication resources of telecom operators. Enterprise SMS is currently the main business form of Code Beating. Code Beating utilized its accumulated system development technology and business understanding based on customers’ industry to provide professional enterprise SMS services to customers.

We mainly provided SMS services for small and medium-sized Internet enterprises. As of December 31, 2024, 2023 and 2022, we had an active customer base of 0, 15 and 12 enterprises, respectively. Our various sales and marketing efforts have played a critical role in customer acquisition and retention. Our sales and marketing team is generally responsible for contacting prospective customers, renewing existing subscriptions, and maintaining customer relationships. Leveraging their sales expertise, thorough knowledge of our business and dedication to customer support, our sales and marketing team focuses primarily on small and medium-sized Internet enterprises   with communications requirements.

In December 2023, our SMS service was suspended because the reach and engagement of SMS services are less competitive than the social media, which drives the rate of Maohao’s SMS business down and narrows its profit margin.

E-Commerce for Food Products

We sold a myriad of food products sourced from selected third parties on our website.

For fiscal year ended December 31, 2024, our total revenue was $158,485, all from offline sales of food products on our Website. For fiscal year ended December 31, 2023, our total revenue was $10,977,429, comprising $2,513,483 from online sales of food products on our Website, and $8,463,946 from SMS. For fiscal year ended December 31, 2022, our total revenue was $10,978,571, comprising $2,144,218 from online sales of food products on our Website, and $8,834,353 from SMS.

Intellectual Property

Our business is dependent on a combination of protections provided by trademarks. As of the date of this annual report, Xiamen Chunshang has 27 trademarks in the PRC.

	Trademark	Registration Number	Valid Until
1		39163254	March 20, 2030
2		37807263	January 13, 2030
3		37828842	January 20, 2030
4		37807235	January 13, 2030
5		37811597	January 13, 2030
6		37828423	January 13, 2030
7		38571358	February 6, 2030
8		33206726	June 13, 2029
9		75039745	June 27, 2034
10		71264053	October 6, 2033
11		71265559	October 6, 2033
12		71244598	October 6, 2033
13		66806757	August 13, 2033
14		67327192	March 13, 2033
15		66763734	February 13, 2033
16		75934470	June 13, 2034
17		74482278	March 27, 2034
18		71110886	October 20, 2033
19		75037274	April 13, 2034
20		66772252	February 20, 2033
21		70993131	October 6, 2033
22		70983676	October 6, 2033
23		70980158	October 6, 2033
24		75946022	September 6, 2034
25		66763730	February 13, 2033
26		75934473	June 13, 2034
27		66781874	February 13, 2033

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

Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users with data collected through the internet, and we expect such scrutiny to continue to increase. We have adopted policies, procedures and guidelines to comply with these laws and regulations and protect the personal privacy of our customers and the security of their data. Our board of directors has general oversight power over cybersecurity issues and delegates the daily supervision responsibility to our chief executive officer, Mr. Zhichao Yang. The head of our IT department directly reports cybersecurity status to Mr. Yang, and in case of a cybersecurity incident, Mr. Yang will report the incident to our board of directors to take appropriate and timely measures in response to the incident. See “Item 3. Key Information - D. Risk Factors—Risks Relating to Our Business and Industry—Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.”

Market Outlook

Functional Skincare Business Industry in China

The functional skincare industry is dedicated to the research, development, production, and distribution of skincare products with targeted efficacy (e.g., brightening, anti-aging, acne treatment, and sensitive skin repair). Its core value proposition lies in addressing specific dermatological concerns through the incorporation of highly active ingredients, supported by rigorous clinical validation to ensure safety and efficacy.

The industry is projected to achieve a compound annual growth rate (CAGR) of approximately 5% over the next five years. China has emerged as a pivotal growth market, with its market size exceeding RMB 48 billion (approximately USD 6.6 billion) in 2024, reflecting a remarkable five-year CAGR of 25.25%.

Evolving consumer preferences, particularly the heightened focus on ingredient transparency and product efficacy, are driving R&D innovation. Notably, 58.8% of Chinese consumers prioritize ingredient composition when making purchasing decisions, underscoring the market’s demand for scientifically validated formulations.

Beauty Training Service Industry in China

The beauty training service industry in China covers vocational education in sub-sectors such as makeup techniques, styling design, skin management, and medical aesthetic technology, aiming to provide professional skilled talents for the beauty industry. Its service targets include individual consumers, professional practitioners, and vertical fields such as film and television and wedding planning. The industry has a strong educational attribute and career development orientation. The course forms have diversified from offline practical operation to online live teaching, and AR/VR technology is gradually integrated to enhance the training experience.

The market size of light medical aesthetics in China may reach the level of hundreds of billions by 2025, which will give rise to the demand for compound talents and require the support of beauty training services. The government encourages the development of vocational education and strengthens industry norms to promote the improvement of the vocational qualification certification system. Meanwhile, the market has introduced intelligent devices and digital tools (such as simulation cabin practical operation and AI makeup teaching) to enhance the efficiency and safety of training.

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

On October 8, 2016, The Provisional Measures for Filing Administration for the Establishment and Changes of Foreign-invested Enterprises was promulgated by MOC and become effective on the same date. It was subsequently amended on June 30, 2018.

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

The National Development and Reform Commission and the MOFCOM jointly issued two “negative lists” and one “encouraged catalogue”. The two Negative Lists refer to the Special Administrative Measures on Access to Foreign Investment (2024 edition) (“2024 FI National Negative List”) effective on November 1, 2024, and the Free Trade Zone Special Administrative Measures on Access to Foreign Investment (2021 edition) (“2021 FI FTZ Negative list”), which will replace their respective 2020 versions. These two negative lists enumerate the industries where foreign investment will either be prohibited or restricted. The respective lists will be applicable in different areas – the FTZ list is for pilot free trade zones and the national list is for the rest of the country. Besides the lists, the new Encouraged Catalogue, or the Catalogue of Encouraged Industries for Foreign Investment (2022 edition) (“2022 FI Encouraged Catalogue”) lists industries where foreign knowhow and investment is welcome. The 2022 FI Encouraged Catalogue will replace the 2020 editions of the “encouraged category” of the Catalogue of Industries for Foreign Investment and the Catalogue of Encouraged Industries in the Central and Western Region. However, the Guidance Catalog of Industries for Foreign Investment (2017 Revised Version) for the Restricted and Prohibited Categories is still valid.

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

Laws and Regulations Relating to the Functional Skincare Industry in General

Laws and Regulations Relating to Product Quality

The Product Quality Law of the PRC

Pursuant to the Product Quality Law of the PRC, which was promulgated on February 22, 1993, became effective on September 1, 1993, and was last amended on December 29, 2018, producers are liable for the quality of the products they produce. Where anyone produces or sells products that do not comply with the relevant national or industrial standards safeguarding the health and safety of the persons and property, the relevant authority will order such person to suspend the production or sales, confiscate the products, impose a fine of an amount higher than the value of the products and less than three times of the value of the products, confiscate illegal gains (if any) as well as revoke the business license in severe cases. Where the activities constitute a crime, the offender will be prosecuted.

Product Liabilities

Manufacturers and distributors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the Civil Code of the People’s Republic of China, which took effect on January 1, 2021, and the Law on the Protection of Consumer Rights and Interests of the PRC, which was promulgated on October 31, 1993, became effective on January 1, 1994 and was amended on October 25, 2013, the manufacturers and distributors will be held liable for losses and damages suffered by consumers caused by the defective products manufactured or distributed by them.

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

Anti-money Laundering Regulations

On October 31, 2006, the Standing Committee of the National People’s Congress issued the PRC Anti-Money Laundering Law, which was amended on November 8, 2024 and took effect from January 1, 2025. Pursuant to the PRC Anti-Money Laundering Law, specific non-financial institutions that are required by relevant regulations to perform the obligation of anti-money laundering shall, in accordance with law, among others adopt preventive and monitoring measures, establish and improve internal control systems for anti-money laundering, and fulfill anti-money laundering obligations such as customer due diligence, preservation of customer identity data and transaction records, reporting of large and suspicious transactions, and special preventive measures for anti-money laundering. The client ID data and transaction information, and investigation information of anti-money laundering acquired through performing the functions and duties of anti-money laundering according to law shall be kept confidential, and shall not be provided to any unit or individual unless otherwise prescribed by law. Any unit or individual that finds money laundering activities is entitled to report the same to the competent administrative authority of anti-money laundering or judicial organ, and the organs that accept the report shall keep confidential the reporter and the content reported.

Enterprises and other market entities shall submit information on beneficial owners through the relevant information system of the market supervision and regulation department.

On April 12, 2016, General Office of the State Council issued a Circular of the General Office of the State Council on Issuing the Implementing Proposals for the Special Rectification of Internet Financial Risks, pursuant to which online peer-to-peer lending platforms or equity-based crowdfunding platforms shall not engage in asset management, claims or equity transfer, capital allocation in the high-risk securities market, or other financial business without approval. Internet enterprises that have not obtained the financial business qualifications may not carry out the corresponding business by relying on the internet, and the nature of the business they carry out shall comply with the business qualifications obtained. Without approval of the relevant departments, no financial products of different categories that are privately placed may be offered to the public by packaging, splitting, or otherwise.

Furthermore, the People’s Bank of China, China Banking and Insurance Regulatory Commission and China Securities Regulatory Commission jointly published the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), which became effective on January 1, 2019. Under these measures the specific scope of work on anti-money laundering and counter-terrorism financing in the internet finance industry shall be determined, adjusted and released by the People’s Bank of China in concert with financial regulators of the State Council in accordance with laws, regulations and regulatory rules, including the online payment, peer-to-peer lending, peer-to-peer lending information intermediary services, equity crowdfunding financing, internet fund sale, internet insurance, internet trust and internet consumption finance. The People’s Bank of China will develop an online monitoring platform for anti-money laundering and counter-terrorism financing in the internet finance industry (hereinafter referred to as the “online monitoring platform”), and this online monitoring platform will be used to improve the online regulatory mechanism for anti-money laundering and strengthen information sharing. Service agencies other than financial institutions and non-banking payment institutions shall register the fulfillment of duties in anti-money laundering and counter-terrorism financing on the online monitoring platform. Where a single cash receipt or payment, or the aggregate cash receipts and payments, of a client on a single day, amount(s) to RMB50,000 or more or the equivalent value of US$10,000 or more, a service agency that is neither a financial institution nor a non-banking payment institution shall report the large-amount transaction within five working days of the occurrence of the transaction.

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

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In October 2019, the State Administration of Taxation promulgated the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, or Circular 35, which became effective on January 1, 2020. Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Vande, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China. On February 28, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015 and was last amended on December 30, 2019, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment and further amended on December 30, 2019, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013 and further amended on December 30, 2019, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

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

Regulations on Overseas Listings

Six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective in September 2006 and were revised on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

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

Regulation on Internet Privacy

Pursuant to the Administrative Provisions on Mobile Internet Applications Information Services, effective on August 1, 2016 and was last amended on August 1, 2022, owners or operators of mobile applications that provide information services are required to be responsible for information security management; establish and improve the protective mechanism for user information; observe the principles of legality, rightfulness and necessity; and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the Cyber Security Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which clarifies several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the People’s Republic of China, including “citizen’s personal information,” “provision” and “unlawful acquisition of citizens’ personal information.” Also, it specifies the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

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

On December 10, 2024, Guogangtong Trading (Shenzhen) Co., Ltd. (“WFOE”), the wholly owned subsidiary of Vande entered into an agreement (the “Termination Agreement”) with Meiwu Zhishi Technology (Shenzhen) Co., Ltd. (“Meiwu Zhishi” or “VIE”), VIE’s shareholders to terminate of a series of contractual arrangements (“VIE Agreements”) by and among the VIE, the WFOE, and shareholders of the VIE.

On December 24, 2024, the Company, Magnum International Holdings Limited, a British Virgin Islands company with limited liabilities and a wholly owned subsidiary of the Company (“Magnum”) and an individual that is not affiliated with the Company or any of its directors or officers (the “Purchaser”) entered into a certain share transfer agreement (“Magnum Disposition Agreement”). Pursuant to the Magnum Disposition Agreement, the Purchaser agreed to purchase all the equity interests of Magnum for $10. On 2024, the transaction contemplated therein (the “Magnum Disposition”) was closed, and the Purchaser became the sole shareholder of Magnum and as a result, assume all assets and liabilities of Magnum and subsidiaries owned or controlled by Magnum.

On December 24, 2024, the Company, Xinfuxin International Holdings Limited, a British Virgin Islands company with limited liabilities and a wholly owned subsidiary of the Company (“Xinfuxin”) and the same Purchaser entered into a certain share transfer agreement (“Xinfuxin Disposition Agreement”, collectively with the Termination Agreement and Magnum Disposition Agreement, the “Agreements”). Pursuant to the Xinfuxin Disposition Agreement, the Purchaser agreed to purchase all the equity interests of Xinfuxin for $10. On December 31, 2024, the transaction contemplated therein (the “Xinfuxin Disposition”) was closed, and the Purchaser became the sole shareholder of Xinfuxin and as a result, assume all assets and liabilities of Xinfuxin and subsidiaries owned or controlled by Xinfuxin.

The following diagram illustrates our current corporate structure as of the date of this annual report:

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scope approved by the Administration of Industry and Commerce or its local counterpart.

Meiwu Technology Company Limited is a holding company with no business operation other than holding the shares in Vande and Mahao BVI.

D. Properties, Plants and Equipment

Leases

Our headquarters and executive offices are located in Unit 304-3, No. 19, Wanghai Road, Siming District, Xiamen City, Fujian Province, China.

Xiamen Chunshang signed a lease agreement with Xiamen Xinbaihui Digital Technology Company Limited for the executive offices for a monthly rent of RMB 5,000 (US$700), effective from January 1, 2025 to December 31, 2027.

Facility	Address	Space (m2)
Headquarters/Executive Offices	Unit 304-3, No. 19, Wanghai Road, Siming District, Xiamen City, Fujian Province, China	145

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

We are a British Virgin Islands company incorporated on December 4, 2018. We do not have material operation and we and conduct our business in China through the VIE and its subsidiaries. For the year ended December 31, 2024, we currently had two business lines, one is the functional skincare, operated by Chunshang Xiamen; another is the online and mobile commerce for food products, operated by Meiwu Shenzhen and its subsidiaries. We stopped operating the SMS business which operated by Code Beating for the years ended December 31, 2024. For the years ended December 31, 2024, functional skincare business generated 45.4% of our total revenue, and the online and mobile commerce business generated 54.6% of our total revenue. For the years ended December 31, 2023, SMS business generated 77.1% of our total revenue, and the online and mobile commerce business generated 22.9% of our total revenue. For the years ended December 31, 2022, SMS business generated 80.5% of our total revenue, and the online and mobile commerce business generated 19.5% of our total revenue.

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

A. Operating Results

Years Ended December 31, 2024, and 2023

The following table summarizes the results of our operations for the years ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year ended		Year ended
	December 31,		December 31,		Variance
	2024	% of revenue	2023	% of revenue	Amount	%

NET REVENUES
Net Product Revenue	$152,665	96%	$2,513,483	23%	$(2,360,818)	94%
Net Service Revenue	5,820	4%	8,463,946	77%	(8,458,126)	(100)%
Total Net Revenues	158,485	100%	10,977,429	100%	(10,818,944)	(99)%
COST OF REVENUES	91,354	58%	8,394,364	76%	(8,303,010)	(99)%
GROSS PROFIT	67,131	42%	2,583,065	24%	(2,515,934)	(97)%
OPERATING EXPENSES
Sales and Marketing Expenses	94,408	60%	1,459,792	13%	(1,381,384)	(94)%
General and Administrative Expenses	2,019,051	1274%	2,532,860	23%	(956,512)	(38)%
Research and Development Expenses	689	-	107,199	1%	(106,510)	(99)%
Total Operating Expenses	2,114,148	1334%	4,099,851	37%	(2,428,406)	(59)%
LOSS FROM OPERATIONS	(2,047,017)	(1292)%	(1,516,786)	(14)%	(87,528)	(6)%
Assets impairment loss	(1,449,371)	(915)%	(14,698,853)	(134)%	14,698,853	(100)%
(Loss) Gain on disposal of subsidiary	8,220,215	5187%	(28,648)	-	8,030,750	(28032)%
Other income (expense), net	18,293	12%	138,822	1%	(120,529)	(87)%
INCOME (LOSS) BEFORE INCOME TAX	4,742,120	2992%	(16,105,465)	(147)%	22,521,546	(140)%
Income Tax Expense	(372,564)	(235)%	207,240	2%	(579,301)	(280)%
NET INCOME (LOSS)	5,114,684	3227%	(16,312,705)	(149)%	23,100,847	(142)%
Less: net loss attributable to non-controlling interest	-	-	(246,321)	(2)%	246,321	(100)%
NET INCOME (LOSS) ATTRIBUTABLE TO THE OWNERS’ COMPANY	5,114,684	3227%	(16,066,384)	(146)%	22,854,526	(142)%
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	(3,344,739)	(2110)%	(671,902)	(6)%	(2,690,119)	(400)%
COMPREHENSIVE INCOME (LOSS)	$1,769,945	1117%	$(16,984,607)	(155)%	$20,410,728	(120)%

Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that we offer to our customers, such as discounts that are offsets to gross sales and certain other adjustments. Our net revenue consists of product revenue and service revenue. Product revenue was derived mainly from sales of our products to customers in China via our Website and offline sales.

Net revenue decreased by US$10.9 million from US$11.0 million in 2023 to US$158,485 in 2024, which was due to we stopped operating the SMS business which operated by Code Beating for the years ended December 31, 2024.

The following table sets forth the breakdown of our net revenue for the years ended December 31, 2024 and 2023:

For the year ended December 31, 2024

	Net	% of Total	Sales	Average
Product category	revenue	revenue	quantities	selling price

Functional skincare products	$60,227	38.0%	93,520	$0.64
Grains, oil, and spices	$35,574	22.4%	1,314	$27.07
Beverages, alcohol and tea	$28,534	18.0%	177	$161.21
Other food	$10,001	6.3%	688	$14.54
Course Services	$5,820	3.7%	n/a	n/a
Health Products	$5,792	3.7%	500	$11.58
Meat, poultry and eggs	$5,546	3.5%	565	$9.82
Fresh fruits and vegetables	$6,337	4.0%	1,126	$5.63
Groceries	$439	0.3%	50	$8.78
Dried seafood	$215	0.1%	38	$5.66
SMS service	$-	-%	n/a	n/a
Total	$158,485	100%	97,978

Our revenue is divided into offline and online sales. Offline sales is new business 2024 which mainly involve selling functional skincare products and a small portion of health products and course services revenue. We have seven major product categories in online sales: (1) grains, oil, and spices (2) fresh fruits and vegetables (3) meat, poultry and eggs, (4) dried seafood, (5) beverages, alcohol and tea, (6) other food, (7) groceries. And we did not generate any SMS service revenue in 2024. Functional skincare products had average selling prices of $0.64 for the years ended December 31, 2024, and accounted for 38.0% of the total revenue for the years ended December 31, 2024. Grains, oil, and spices had average selling prices of $27.07 and $7.89 for the years ended December 31, 2024 and 2023, and accounted for 22.4% and 0.9% of the total revenue for the years ended December 31, 2024 and 2023, respectively. Beverages, alcohol and tea had average selling prices of $161.21 and $323.30 for the years ended December 31, 2024 and 2023, and accounted for 18.0% and 13.9% of the total revenue for the years ended December 31, 2024 and 2023, respectively.

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

Cost of Revenue and Gross Profit

Cost of revenue and gross profit have decreased in 2024. Cost of revenue, including tax surcharges, was $91,354 for the year ended December 31, 2024, a decrease of $8.3 million, or 99% from $8.4 million for the year ended December 31, 2023. Gross profit was $67,131 for the year ended December 31, 2024, an decrease of $2.5 million from $2.6 million for the year ended December 31, 2023.

The following tables set forth the calculation of gross profit and gross margin for sales of major product categories for the years ended December 31, 2024 and 2023.

For the year ended December 31, 2024

	Net	Cost of	Tax	Gross	Gross
Product category	revenue	revenue	surcharges	profit	margin
Functional skincare products	$60,227	45,168	49	15,010	24.9%
Grains, oil, and spices	$35,574	19,336	-	16,238	45.6%
Beverages, alcohol and tea	$28,534	9,529	-	19,005	66.6%
Other food	$10,001	4,195	-	5,806	58.1%
Course Services	$5,820	-	10	5,810	99.8%
Health Products	$5,792	3,891	35	1,866	32.2%
Meat, poultry and eggs	$5,546	4,010	-	1,536	27.7%
Fresh fruits and vegetables	$6,337	4,591	-	1,746	27.6%
Groceries	$439	383	-	56	12.8%
Dried seafood	$215	157	-	58	27.0%
Total	$158,485	91,260	94	67,131	42.4%

Course Services had the highest gross margin of 99.9% among the eleven product categories whereas groceries had the lowest gross margin of 12.8% among products sold for the year ended December 31, 2024. The gross margin of functional skincare products was 24.9% for the year ended December 31, 2024.

For the year ended December 31, 2023

	Net	Cost of	Tax	Gross	Gross
Product category	revenue	revenue	surcharges	profit	margin
Grains, oil, and spices	$98,336	72,566	154	25,616	26.0%
Beverages, alcohol and tea	$1,527,256	413,875	2,386	1,110,995	72.7%
Meat, poultry and eggs	$42,616	34,708	67	7,841	18.4%
Other food	$643,524	160,007	1,004	482,513	75.0%
Fresh fruits and vegetables	$74,009	13,953	116	59,940	81.0%
Groceries	$126,459	36,806	198	89,455	70.7%
Dried seafood	$1,283	1,316	2	(35)	(2.7)%
SMS service	$8,463,946	7,643,981	13,225	806,740	9.5%
Total	$10,977,429	8,377,212	17,152	2,583,065	23.5%

Fresh fruits and vegetables had the highest gross margin of 81.0% among the eight product categories whereas dried seafood had the lowest gross margin of negative 2.7% among products sold for the year ended December 31, 2023. The gross margin of SMS service was 9.5% for the year ended December 31, 2023.

The 18.9% overall increase in gross margin from 23.5% for the year ended December 31, 2023 to 42.4% for the year ended December 31, 2024 was mainly due to the low gross margin of SMS service, and we did not generate any SMS service revenue in 2024.

Sales and Marketing Expenses

Sales and marketing expenses were $94,408 for the year ended December 31, 2024, a decrease of $1.4 million, from $1.5 million for the year ended December 31, 2023. The decrease was attributable mainly to decreased advertising expenses and sales commissions to support the products promotion of Heme Brand.

General and Administrative Expenses

General and administrative expenses were 2.0 million for the year ended December 31, 2024, a decrease of $0.5 million from $2.5 million for the year ended December 31, 2023. Due to the decrease in business of the company this year, related management expenses have also decreased. And the decrease was mainly attributable to decreased salary and employee benefit expenses.

Research and Development Expenses

Research and development expenses decreased by $0.1 million for the year ended December 31, 2024 from $0.1 million for the year ended December 31, 2023. The decrease in research and development expenses was due to Meiwu Zhishi no longer conducting the software development in 2024.

Assets impairment loss

Assets impairment loss decreased by $13.2 million for the year ended December 31, 2024 from $14.7 million for the year ended December 31, 2023. The decrease in assets impairment loss is due to the software development of Yundian and goodwill of Yuanxing impairment in 2023.

(Loss) Gain on disposal of subsidiaries

(Loss) Gain on disposal of subsidiaries increased by a gain of $8.2 million for the year ended December 31, 2024 from a loss of $28,648 for the year ended December 31, 2023. The increase in gain on disposal of subsidiaries is due to disposal of Meiwu Zhishi, Magnum and Xinfuxin.

Other Income (Expense), net

Other income (expense), net consists primarily of non-operating income and interest income or expenses. Other income was $18,293 for the year ended December 31, 2024, a decrease of $120,529 from $138,822 for the year ended December 31, 2023. The decrease in other income due to the decrease in tax incentives and government subsidies.

Income Tax Expense

Our income tax expenses was negative $372,564 and positive $207,240 for the years ended December 31, 2024 and 2023, respectively. The gain on income taxes was due to the prior year adjustment items generated by Mahao BVI.

Other comprehensive income

Foreign currency translation adjustments amounted to $3,344,739 and $671,902 for the years ended December 31, 2024 and 2023, respectively. The balance sheet amounts, with the exception of equity, on December 31, 2024 were translated at 1.00 RMB to $0.1370 as compared to 1.00 RMB to $0.1408 on December 31, 2023. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the year ended December 31, 2024 and 2023 were 1.00 RMB to $0.1390 and 1.00 RMB to $0.1412, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

Years Ended December 31, 2023, and 2022

The following table summarizes the results of our operations for the years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year ended		Year ended
	December 31,		December 31,		Variance
	2023	% of revenue	2022	% of revenue	Amount	%

NET REVENUES
Net Product Revenue	$2,513,483	23%	$2,144,218	20%	$369,265	17%
Net Service Revenue	8,463,946	77%	8,834,353	80%	(370,407)	(4)%
Total Net Revenues	10,977,429	100%	10,978,571	100%	(1,142)	-
COST OF REVENUES	8,394,364	76%	9,803,883	89%	(1,409,519)	(14)%
GROSS PROFIT	2,583,065	24%	1,174,688	11%	1,408,377	120%
OPERATING EXPENSES
Sales and Marketing Expenses	1,459,792	13%	1,081,567	10%	175,366	16%
General and Administrative Expenses	2,532,860	23%	2,802,132	26%	(269,272)	(10)%
Research and Development Expenses	107,199	1%	1,030,359	9%	(923,160)	(90)%
Total Operating Expenses	4,099,851	37%	4,914,058	45%	(1,012,066)	(21)%
LOSS FROM OPERATIONS	(1,516,786)	(14)%	(3,739,370)	(34)%	2,420,443	(65)%
Assets impairment loss	(14,698,853)	(134)%	(6,736,684)	(61)%	(1,745,601)	26%
(Loss) Gain on disposal of subsidiary	(28,648)	-	14,002	-	(42,650)	(305)%
Other income (expense), net	138,822	1%	(546,655)	(5)%	699,764	(128)%
LOSS BEFORE INCOME TAX	(16,105,465)	(147)%	(11,008,707)	(100)%	1,331,956	(12)%
Income Tax Expense	207,240	2%	211,144	2%	(3,904)	(2)%
NET LOSS	(16,312,705)	(149)%	(11,219,851)	(102)%	1,335,860	(12)%
Less: net loss attributable to non-controlling interest	(246,321)	(2)%	(147,835)	(1)%	24,615	(17)%
NET LOSS ATTRIBUTABLE TO THE OWNERS’ COMPANY	(16,066,384)	(146)%	(11,072,016)	(101)%	1,311,245	(2)%
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	(671,902)	(6)%	(1,535,600)	(14)%	1,208,255	(79)%
COMPREHENSIVE LOSS	$(16,984,607)	(155)%	$(12,755,451)	(116)%	$2,544,115	(20)%

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

For the year ended December 31, 2023

	Net	Cost of	Tax	Gross	Gross
Product category	revenue	revenue	surcharges	profit	margin
Grains, oil, and spices	$98,336	72,566	154	25,616	26.0%
Beverages, alcohol and tea	$1,527,256	413,875	2,386	1,110,995	72.7%
Meat, poultry and eggs	$42,616	34,708	67	7,841	18.4%
Other food	$643,524	160,007	1,004	482,513	75.0%
Fresh fruits and vegetables	$74,009	13,953	116	59,940	81.0%
Groceries	$126,459	36,806	198	89,455	70.7%
Dried seafood	$1,283	1,316	2	(35)	(2.7)%
SMS service	$8,463,946	7,643,981	13,225	806,740	9.5%
Total	$10,977,429	8,377,212	17,152	2,583,065	23.5%

Fresh fruits and vegetables had the highest gross margin of 81.0% among the eight product categories whereas dried seafood had the lowest gross margin of negative 2.7% among products sold for the year ended December 31, 2023. The gross margin of SMS service was 9.5% for the year ended December 31, 2023.

For the year ended December 31, 2022

	Net	Cost of	Tax	Gross	Gross
Product category	revenue	revenue	surcharges	profit	margin
Grains, oil, and spices	$473,481	392,585	326	80,572	17.0%
Beverages, alcohol and tea	$300,799	181,414	207	119,179	39.6%
Meat, poultry and eggs	$269,880	244,843	186	24,851	9.2%
Other food	$726,158	752,489	500	(26,831)	(3.7)%
Fresh fruits and vegetables	$311,594	282,872	214	28,506	9.2%
Groceries	$43,980	37,393	30	6,557	14.9%
Dried seafood	$18,326	11,965	13	6,348	34.6%
SMS service	$8,834,353	7,892,769	6,077	935,506	10.6%
Total	$10,978,571	9,796,330	7,553	1,174,688	10.7%

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

B. Liquidity and Capital Resources

We had cash of $43,396,977 and $16,062,047 as of December 31, 2024 and 2023, respectively. Net income was $7.6 million for years ended December 31, 2024 and net loss was $16.3 million for years ended December 31, 2023. We had working capital of $62.3 million and $12.8 million as of December 31, 2024 and 2023, respectively. The Company have funded working capital and other capital requirements primarily by equity contributions from shareholders. Cash is required to pay purchase costs for inventory, salaries, selling expenses, rental expenses, income taxes, and other operating expenses.

In assessing liquidity, management monitors and analyses cash on hand, ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments. In 2024, major shareholders have contributed approximately $47,748,628 to us.

Cash flows for the years ended December 31, 2024, 2023 and 2022

The following table sets forth cash flow data for the year ended December 31, 2024, 2023 and 2022:

	Years Ended
	December 31,
	2024	2023	2022
Net cash used in operating activities	$(13,621,906)	$(7,422,839)	$(5,522,340)
Net cash used in investing activities	(943,376)	(5,539)	(25,916)
Net cash provided by financing activities	45,525,266	276,794	2,877,500
Effect of changes of foreign exchange rate on cash	(3,625,054)	(503,137)	(246,808)
Net increase (decrease) in cash, cash equivalents and restricted cash	$27,334,930	$(7,654,721)	$(2,917,564)

Operating Activities

Net cash used in operating activities was approximately $13.6 million for the year ended December 31, 2024. Net cash used in operating activities in fiscal year 2024 mainly consisted of net income of $5.6 million, gain on disposal of subsidiaries of $8.2 million duo to the disposal of Meiwu Shenzhen, Yundian BVI and Yuanxing BVI, a decrease of $2.5 million in accounts receivable due to full bad debts have been accrued, an increase of $16.8 million in advances to suppliers due to the prepayment of trademark payment and an increase of $12.0 million in accrued expenses and other current liabilities.

Net cash used in operating activities was approximately $7.4 million for the year ended December 31, 2023. Net cash used in operating activities in fiscal year 2023 mainly consisted of net loss of $16.3 million, the loss mainly due to the assets impairment loss about $14.7 million, adjustments of $8.1 million non-cash items, a decrease of $1.2 million in accounts receivable due to the collection of accounts receivable, a decrease of $2.3 million in account payable and an increase of $1.1 million in accrued expenses and other current liabilities.

Net cash used in operating activities was approximately $5.5 million for the year ended December 31, 2022. Net cash used in operating activities in fiscal year 2022 mainly consisted of net loss of $11.2 million, adjustments of $6.8 million non-cash items, an increase of $4.1 million in account receivable and an increase of $3.3 million in account payable both due to the sales increased in 2022 and an increase of $1.2 million in advances to suppliers due to some suppliers required advance payment.

Investing Activities

Net cash used in investing activities was $943,376 for the year ended December 31, 2024, which was the cash paid out for loan receivables from third parties.

Net cash used in investing activities was $5,539 for the year ended December 31, 2023, which was mainly investment in purchasing of property and equipment of $5,539.

Net cash used in investing activities was $25,916 for the year ended December 31, 2022, which was mainly investment in purchasing of property and equipment of $25,916.

Financing Activities

Net cash provided by financing activities was $45,525,266 for the year ended December 31, 2024, which consisted of issuance of shares of common stock of $47.7 million and repayments from related parties loans of $2.2 million.

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

Capital Expenditures

We had capital expenditures of $943,376, $5,539 and $25,916 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Consolidation of former variable interest entity

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

On December 10, 2024, Guogangtong Trading (Shenzhen) Co., Ltd. (“WFOE”), the wholly owned subsidiary of Vande entered into an agreement (the “Termination Agreement”) with Meiwu Zhishi Technology (Shenzhen) Co., Ltd. (“Meiwu Zhishi” or “former VIE”), former VIE’s shareholders to terminate of a series of contractual arrangements (“former VIE Agreements”) by and among the former VIE, the WFOE, and shareholders of the former VIE.

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

Sales offline

In the second half of 2024, the Company started the offline sales which mainly focused on the non-retail customers. For the offline sales, the customers order goods from the Company according to their own needs, then the company will order the corresponding products from the suppliers. The Company’s offline sales have the following categories: functional skincare products, health products and service. Revenue is confirmed upon receipt of the goods. Payment will be made by the customer after the invoice is issued. The Company is a principal because it controls the promised goods or services before transferring them to a customer. This control is determined by the following indicators 1) The Company is the primary obligor in the sales transaction and responsible for providing products and services. 2) The Company bears the inventory risk. The Company will first indemnify customers for product damage and then request reimbursement from suppliers if the suppliers are determined to be responsible for the damage. 3) The Company selects suppliers and runs the entire sales process. 4) The Company sets the product price and has control over the entire transaction.

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

Income taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2024 and 2023. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 “Accounting for Uncertainty in Income Taxes,” prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2024 and 2023. All tax returns since the Company’s inception are subject to examination by tax authorities.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

Set forth below is information concerning our directors and executive officers as of the date of this annual report:

Name	Age	Position(s)
Zhichao Yang	41	Chief Executive Officer and Director
Qiulan Li	47	Director
Qiufei Chen	43	Chief Operating Officer and Director
Zihao Liu	31	Chief Financial Officer
Changbin Xia	52	Chairman
Aiwei Luo	45	Independent Director
Peiqun Lin	44	Independent Director
Hanwu Yang	50	Independent Director

The business address of each of the officers and directors is Unit 304-3, No. 19, Wanghai Road, Siming District, Xiamen City, Fujian, People’s Republic of China.

The following is a brief biography of each of our executive officers and directors:

Zhichao Yang – Chief Executive Officer and Director Mr. Zhichao Yang, aged 41, possesses extensive experience in operations and business management within the healthcare and functional skincare industries. From August 2017 to November 2020, Mr. Yang has served as the Chief Executive Officer of Guangzhou Meirenguo Skill Training Co., Ltd., which operates a platform that provides minimally invasive aesthetic services and business management consulting services. In this capacity, he is responsible for overseeing the company’s operations, sales management, channel development, customer development planning and execution, and overall financial management. Since December 2020, Mr. Yang held the position of Chief Executive Officer at Fujian Chencai Health Industry Group Co., Ltd., a comprehensive health industry service platform providing services including comprehensive health services, medical aesthetic services, lifestyle beauty services, and business management consulting services. In this role, he was responsible for the development of the company’s organizational structure, business model planning, financial control, and the strategic planning for its subsidiaries, as well as overall operational oversight.

Qiulan Li – Director

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

Peiqun Lin – Independent Director

Mr. Peiqun Lin, aged 44, is experienced in marketing and brand development. From October 2018 to November 2011, he served as the marketing director of Quanzhou Weimei - Hello Beautiful Makeup Training School, an institution specializing in training in skills such as beauty, hairdressing, makeup, and nail art. He is responsible for overall marketing planning including the expansion of marketing channels, and the execution of the online and offline marketing campaigns. Since December 2020, he has served as the chief branding manager of Meixing Health Information Group Co., Ltd., which provides medical aesthetic services, lifestyle beauty services, and business management consulting services, where Mr. Lin is responsible for branding, marketing, advertising design, and the execution of both online and offline marketing campaigns. Mr. Lin obtain his secondary vocational degree in Interior Design from Guangdong Industry Polytechnic University in July 2001.

Aiwei Luo – Independent Director

Mr. Aiwei Luo, aged 45, is experienced in financial management. From March 2019 to March 2021, he was the financial manager of Guangzhou Qingmi Cultural and Technological Services Co., Ltd., which focuses on providing educational services for children. He is responsible for overall financial management. Simultaneously, he was the financial manager of Guangzhou Bingquan Cosmetics Technology Co., Ltd., which engages in the business of wholesale and retail of cosmetics, wholesale and retail of daily necessities, and information consulting services. Mr. Luo was responsible for overall cost management. Since November 2022, he has been the financial director of Guangzhou Meixing Health Information Group Co., Ltd., which provides medical aesthetic services, lifestyle beauty services, and business management consulting services. Mr. Luo is responsible for the overall financial management. He obtained his bachelor’s degree in financial accounting education from Guangdong Polytechnic Normal University in July 2003.

Hanwu Yang – Independent Director

Mr. Hanwu Yang, aged 50, is experienced in marketing. Since December 2019, he was the marketing director of Meiwu Zhishi Technology (Shenzhen) Co,. Ltd., which is a variable interest entity controlled by The Company, which is an electronic online platform designed to provide primarily clean food to customers. Mr. Yang is responsible for enhancing company performance by driving revenue growth. He obtained his bachelor’s degree in Chinese Language and Literature from Shaanxi Normal University in July 2002.

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended December 31, 2024 earned by or paid to our chief executive officer and chief financial officer (the “named executive officers” identified in Item 6.A. above).

Name and Position	Year	Salary ($)	Bonus ($)	Stock / Share Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Xinliang Zhang(1)	2024	300,000	0	0	0	0	0	0	300,000
Chief Executive Officer

Qiulan Li (2)	2024
Co-Chief Executive Officer

Zihao Liu (3)	2024	300,000	0	0	0	0	0	0	300,000
Chief Financial Officer

(1) On July 16, 2021, Meiwu entered into an employment agreement with our Chief Executive Officer, Mr. Xinliang Zhang, pursuant to which he receives an annual base salary of $300,000 plus other remuneration, including, but not limited to, post allowance, performance-related pay, subsidies for work meals, transportation, housing, and confidentiality obligations. Mr. Zhang’s employment is for an initial term of two years and may be renewed by the parties within thirty (30) days prior to the expiration of the employment agreement. Mr. Zhang resigned from his positions as the Co-Chief Executive Officer with Meiwu on December 27, 2024.

(2) On May 7, 2024, Meiwu entered into an employment agreement with our Co-Chief Executive Officer, Ms. Qiulan Li, pursuant to which she receives an annual base salary of $2,000 plus other remuneration, including, but not limited to, post allowance, performance-related pay, subsidies for work meals, transportation, housing, and confidentiality obligations. Ms. Li’s employment is for an initial term of two years and may be renewed by the parties within thirty (30) days prior to the expiration of the employment agreement.

(3) On March 9, 2023, Meiwu entered into an employment agreement with our Chief Financial Officer, Mr. Zihao Liu, pursuant to which he receives $1,000 per year, paid in periodic installments in accordance with the Company’s regular payroll practices, and such compensation is subject to annual review and adjustment by the Board.

2022 Equity Incentive Plan

In March 2022, the Company adopted a share incentive plan, which is referred to as the 2022 Equity Incentive Plan (“the 2022 Plan”). The purpose of the 2022 Plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of the Company’s business. As of the date of this annual report, the Company has issued approximately 7,065 Ordinary Shares (on a post-Reverse Split basis) to its employees, which were all the Ordinary Shares available under the 2022 Plan.

2024 Equity Incentive Plan

In February 2024, the Company adopted a share incentive plan, which is referred to as the 2024 Equity Incentive Plan (“the 2024 Plan”). The purpose of the 2024 Plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of the Company’s business. As of the date of this annual report, the Company has issued 21,925 Ordinary Shares (on a post-Reverse Split basis) to its employees, which were all the Ordinary Shares available under the 2024 Plan.

C. Board Practices.

Board of Directors

Our board of directors consists of seven directors.

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

Board Committees

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Copy of our committee charters are posted on our corporate investor relations website at https://www.wnw108.com/home/index/control.

Audit Committee. The audit committee comprises Aiwei Luo, Peiqun Lin and Qiufei Chen with Peiqun Lin serving as chairman. Our board of directors has determined that Aiwei Luo qualifies as the audit committee financial expert and has the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and required under Nasdaq Rule 5605(c)(2)(A). We have also determined that Aiwei Luo, Peiqun Lin and Qiufei Chen satisfy the “independence” requirements for purposes of serving on an audit committee under Rule 10A-3 of the Exchange Act and of Nasdaq Rule 5605(a)(2).

Our board of directors has also adopted a written charter for the audit committee which the audit committee reviews and reassesses for adequacy on an annual basis. A copy of the audit committee’s current charter is available at our corporate Website.

Compensation Committee. The Compensation Committee comprises Aiwei Luo, Peiqun Lin and Qiufei Chen with Aiwei Luo serving as chairman. We have also determined that Aiwei Luo, Peiqun Lin and Qiufei Chen satisfy the “independence” requirements of Nasdaq Rule 5605(a)(2). The compensation committee oversees the compensation of our chief executive officer and our other executive officers and reviews our overall compensation policies for employees generally. If so authorized by the board of directors, the committee may also serve as the granting and administrative committee under any option or other equity-based compensation plans which we may adopt. The compensation committee does not delegate its authority to fix compensation; however, as to officers who report to the chief executive officer, the compensation committee consults with the chief executive officer, who may make recommendations to the compensation committee. Any recommendations by the chief executive officer are accompanied by an analysis of the basis for the recommendations. The committee will also discuss compensation policies for employees who are not officers with the chief executive officer and other responsible officers. A copy of the compensation committee’s current charter is available at our corporate Website.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee comprises Aiwei Luo, Peiqun Lin and Qiufei Chen with Qiufei Chen serving as chairman. We have also determined that Aiwei Luo, Peiqun Lin and Qiufei Chen satisfy the “independence” requirements of Nasdaq Rule 5605(a)(2). The governance and nominating committee is involved in evaluating the desirability of and recommending to the board any changes in the size and composition of the board, evaluation of and successor planning for the chief executive officer and other executive officers. The qualifications of any candidate for director will be subject to the same extensive general and specific criteria applicable to director candidates generally. A copy of the nominating committee’s current charter is available at our corporate Website.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The Code of Business Conduct and Ethics is currently available at our corporate website https://www.wnw108.com/home/index/newsDetail/id/30.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

Compensation of Directors

Director Compensation — Non-Employee Directors

We have agreed to pay our independent directors an annual cash retainer of $0, subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. For the year ended December 31, 2024, we did not pay our non-employee directors, Jinfeng He, Lam Kit Lam, and Xiaoying Mu any compensation.

Employee directors will not receive any additional remuneration for serving as directors other than their remuneration as employees of us or. Further pursuant to our employment agreements, we do not provide benefits to these directors upon termination of employment.

D. Employees.

As of the date of this annual report, we employed a total of 40 employees, located in Shenzhen and Xiamen, China. The following table sets forth breakdown of our employees by function:

Function	Number of Employees	% of Total
General Manager’s Office	8	20.0%
Financial center	5	12.5%
Human resources and administrative personnel	3	7.5%
Products department	6	15.0%
Operating department	10	25.0%
Marketing department	4	10.0%
Customer service department	4	10.0%

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

Our Company is authorized to issue an unlimited number of Ordinary Shares with no par value. The number and percentage of Ordinary Shares beneficially owned are based on 3,168,133 Ordinary Shares issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. None of our shareholders as of the date of this annual report is a record holder in the United States. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Unit 304-3, No. 19, Wanghai Road, Siming District, Xiamen, Fujian, People’s Republic of China.

	Ordinary Shares
	Beneficially Owned
	Number		Percent
Directors and Executive Officers
Zhichao Yang	-		-
Qiulan Li	-		-
Qiufei Chen
Peiqun Lin
Aiwei Luo	-		-
Hanwu Yang	-		-
Changbin Xia	1,507,285	*	47.58%
Directors and Executive Officers as a Group (7 Persons)	1,507,285		47.58%

5% Beneficial Owners
Changbin Xia	1,507,285	*	47.58%

* Mr. Changbin Xia held 7,285 Ordinary Shares via Union International Company Limited, a BVI company controlled by Mr. Xia, with its address at 30 de Castro Street, Wickhams Cay 1, PO Box 4519, Tortola, British Virgin Island.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7. Major Shareholders and Related Party Transaction

A. Major Shareholders.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related party transactions.

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below are certain transactions for the year ended December 31, 2024, to which we have been a participant and in which the amount involved in the transaction is material to us and the other party/parties is/are : (a) an enterprise/enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over us, and close members of any such individuals’ family; (d) key management personnel, that is, persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management and close members of such individuals’ families; and (e)enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Changbin Xia	Shareholder of the Company
CEDE & CO	Shareholder of the Company
Zhichao Yang	Legal representative of Xiamen Chunshang
Eternal Horizon International Company Limited	As a shareholder of the Company before December 15, 2020
Sen Jin	Legal representative of Vande

Due to related parties

As of December 31, 2024, we borrowed loans as working capital from our chairman of board Changbin Xia. The balance due to Changbin Xia was $1,287,629 as of December 31, 2024. The loans were interest-free and due on demand.

During the years ended December 31, 2024 and 2023, the Company purchased nil and $18,310 food products from related parties. As of December 31, 2024 and 2023, the account payable to these related parties is nil and $15,627, respectively. For the years ended December 31, 2024 and 2023, sales to related parties is nil and $21,215, respectively.

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

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Vande may be considered a non-resident enterprise for tax purposes, so that any dividends PRC subsidiaries pay to Vande may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of the PRC enterprise. However, pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (b) the Hong Kong enterprise must have directly owned no less than 25% equity interests in the PRC resident enterprise during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Vande. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Vande intends to apply for the tax resident certificate when PRC subsidiaries plan to declare and pay dividends to Vande.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Beijing Dacheng Law Offices, LLP (Fuzhou), our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the annual report. Therefore we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Our Company pays an EIT rate of 25% for PRC subsidiaries. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Vande is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

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

Based upon our income and assets, and the value of our Ordinary Shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2024 or that we will be a PFIC for the taxable year ending December 31, 2025 and we do not anticipate becoming a PFIC in the foreseeable future.

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

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Mr. Zhichao Yang, Chief Executive Officer, at Unit 304-3, No. 19, Wanghai Road, Siming District, Xiamen, Fujian, People’s Republic of China, Telephone: +86-755-85250400

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

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2024, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2024, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were ineffective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the “COSO criteria”). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2024, the Company’s internal control over financial reporting was not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US GAAP.

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

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2024 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

Our board of directors has determined that both Ms. Aiwei Luo qualifies as audit committee financial experts and have the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and required under Nasdaq Rule 5605(c)(2)(A).

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

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The Code of Business Conduct and Ethics is currently available at our corporate website https://www.wnw108.com/home/index/newsDetail/id/30.

Item 16C. Principal Accountant Fees and Services.

The following table shows the fees that we paid and accrued for audit and other services provided by Enrome LLP, our independent registered public accounting firm, for fiscal years 2023 and 2024, respectively.

	Fiscal 2023	Fiscal 2024

Audit Fees	$190,000	$200,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$190,000	$200,000

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

Item 16I. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections.

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the insider trading policy is filed to the Company’s Form 20-F for fiscal year 2023 (“FY2023 Annual Report”) as Exhibit 99.2.

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, a copy of which is filed as Exhibit 99.3 to the Company’s FY2023 Annual Report.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. In the year ended December 31, 2024, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Although risks from cybersecurity threats have not to date materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems.

Governance

Our board of directors has general oversight power over cybersecurity issues and delegates the daily supervision responsibility to our chief executive officer, Mr. Zhichao Yang. The head of our IT department directly reports cybersecurity status to Mr. Yang, and in case of a cybersecurity incident, Mr. Yang will report the incident to our board of directors to take appropriate and timely measures in response to the incident.

MEIWU TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Meiwu Technology Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Meiwu Technology Company Limited and the subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss) stockholders’ equity, and cash flows for each of the years ended December 31, 2024, 2023 and 2022 , and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years ended December 31, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Singapore

May 14, 2025

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise note)

		December 31,	December 31,
	Note	2024	2023
ASSETS
Current Assets:
Cash and cash equivalents		$43,396,977	$16,060,686
Restricted cash		-	1,361
Accounts receivable, net	5	-	2,874,494
Due from related party	13	-	117,141
Advances to suppliers, net	6	16,546,521	774,467
Inventories, net		-	95,124
Other current assets	7	1,001,637	465,480
Total Current Assets		60,945,135	20,388,753
Non-Current Assets:
Property and equipment, net	8	-	76,470
Right-of-use assets	11	-	119,056
Total Non-Current Assets		-	195,526
TOTAL ASSETS		60,945,135	20,584,279

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term loan	9	-	418,315
Accounts payable	10	17,532	2,547,805
Contract liabilities		425,833	1,004,832
Lease liabilities	11	-	119,434
Tax Payable		795	429,485
Accrued expenses and other current liabilities		232,004	3,115,282
Total Current Liabilities		676,164	7,635,153
Non-Current Liabilities:
Due to related parties	13	1,291,608	3,912,606
Lease liabilities	11	-	20,613
Total Non-Current Liabilities		1,291,608	3,933,219
TOTAL LIABILITIES		1,967,772	11,568,372

Commitment and Contingencies

STOCKHOLDERS’ EQUITY	12
Ordinary Shares, no par value, unlimited shares authorized; 63,361,823 and 2,923,325 shares issued and outstanding as of December 31, 2024 and December 31, 2023 respectively*		-	-
Additional paid-in capital		92,707,344	44,515,833
Accumulated deficit		(28,033,030)	(33,147,714)
Accumulated other comprehensive loss		(5,298,505)	(1,953,766)
Equity attributable to owners of the Company		59,375,809	9,414,353
Non-controlling interests		(398,446)	(398,446)
TOTAL STOCKHOLDERS’ EQUITY		58,977,363	9,015,907

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$60,945,135	$20,584,279

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12)

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(In U.S. dollars, except for share and per share data, or otherwise noted)

		For the years ended
		December 31,
	Note	2024	2023	2022

REVENUE
Product revenue		$152,665	$2,513,483	$2,144,218
Service revenue		5,820	8,463,946	8,834,353
Total revenue		158,485	10,977,429	10,978,571

COST OF REVENUE
Product revenue		91,354	737,158	1,905,037
Service revenue		-	7,657,206	7,898,846
Total cost of revenue		91,354	8,394,364	9,803,883
GROSS PROFIT		67,131	2,583,065	1,174,688

OPERATING EXPENSES
Sales and Marketing Expenses		94,408	1,459,792	1,081,567
General and Administrative Expenses		2,019,051	2,532,860	2,802,132
Research and Development Expenses		689	107,199	1,030,359
Total operating expenses		2,114,148	4,099,851	4,914,058
LOSS FROM OPERATIONS		(2,047,017)	(1,516,786)	(3,739,370)

Assets impairment loss		(1,449,371)	(14,698,853)	(6,736,684)
Gain (loss) on disposal of subsidiaries		8,220,215	(28,648)	14,002
Other income (loss), net		18,293	138,822	(546,655)
INCOME (LOSS) BEFORE INCOME TAX		4,742,120	(16,105,465)	(11,008,707)
Income tax expense	14	(372,564)	207,240	211,144
NET INCOME (LOSS)		5,114,684	(16,312,705)	(11,219,851)
Less: net loss attributable to non-controlling interest		-	(246,321)	(147,835)
NET INCOME (LOSS) ATTRIBUTABLE TO THE OWNERS’ COMPANY		5,114,684	(16,066,384)	(11,072,016)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign Currency Translation Adjustment		(3,344,739)	(671,902)	(1,535,600)
TOTAL COMPREHENSIVE INCOME (LOSS)		$1,769,945	$(16,984,607)	$(12,755,451)

LOSS PER SHARE – BASIC AND DILUTED*		$0.16	$(6.54)	$(10.04)
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC AND DILUTED*		11,290,377	2,596,687	1,269,876

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12)

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for share and per share data, or otherwise noted)

					Accumulated
	Ordinary Shares		Additional		Other	Non-
	Number of Shares*	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income/(Loss)	controlling interests	Total
Balance as of December 31, 2021	941,965	$-	$23,385,695	$(6,009,314)	$253,736	$(4,290)	$17,625,827

Ordinary Shares issued for the acquisitions	799,330	-	15,132,000	-	-	-	15,132,000
Capital Contributions	-	-	53,839	-	-	-	53,839
Net Loss	-	-	-	(11,072,016)	-	(147,835)	(11,219,851)
Foreign Currency Translation Adjustment	-	-	-	-	(1,535,600)	-	(1,535,600)
Balance as of December 31, 2022	1,741,295	-	38,571,534	(17,081,330)	(1,281,864)	(152,125)	20,056,215

Issuance of ordinary shares on conversion of convertible notes	1,134,997	-	-	-	-	-	-
Ordinary Shares issued for the acquisitions	47,033	-	5,772,425	-	-	-	5,772,425
Capital Contributions	-	-	171,874	-	-	-	171,874
Net Loss	-	-	-	(16,066,384)	-	(246,321)	(16,312,705)
Foreign Currency Translation Adjustment	-	-	-	-	(671,902)	-	(671,902)
Balance as of December 31, 2023	2,923,325	-	44,515,833	(33,147,714)	(1,953,766)	(398,446)	9,015,907

Capital Contributions	60,000,000	-	47,748,628	-	-	-	47,748,628
Net Income	-	-	-	5,114,684	-	-	5,114,684
Foreign Currency Translation Adjustment	-	-	-	-	(3,344,739)	-	(3,344,739)
Shares based compensation granted to employees	438,498	-	442,883	-	-	-	442,883
Balance as of December 31, 2024	63,361,823	-	92,707,344	(28,033,030)	(5,298,505)	(398,446)	58,977,363

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12)

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended
	December 31,
	2024	2023	2022

Cash flows from operating activities:
Net Income (Loss)	$5,114,684	$(16,312,705)	$(11,219,851)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	127,051	183,097	87,973
Interest expense for convertible notes	-	221,788	-
Bad debt expense	1,428,805	349,419	491,868
(Gain) loss on disposal of subsidiaries	(8,220,215)	28,648	(14,002)
Impairment of goodwill	-	7,362,187	6,244,555
Change in operating assets and liabilities:
Account receivable, net	1,110,936	1,026,666	(4,102,339)
Prepaid expenses	-	2,104	-
Inventories, net	-	240,497	88,132
Other current assets	(7,766,680)	(198,684)	(345,447)
Advances to suppliers, net	(16,828,847)	366,038	(1,150,942)
Rent deposit	-	-	-
Accounts payable	(754,262)	(2,306,527)	3,331,146
Contract liabilities	127,046	279,817	(406,624)
Tax payable	(380,951)	231,703	204,232
Lease liabilities	-	(104,678)	232,562
Accrued expenses and other current liabilities	11,977,824	1,207,791	1,036,397
Net cash used in operating activities	(14,064,609)	(7,422,839)	(5,522,340)

Cash flows from investing activities:
Disposal of subsidiaries, net of cash disposed	-	-	-
Cash paid out for loan receivables from third parties	(943,376)	-	-
Purchase of property and equipment	-	(5,539)	(25,916)
Net cash used in investing activities	(943,376)	(5,539)	(25,916)

Cash flows from financing activities:
(Payment to) Proceeds from related parties loans	(2,223,362)	222,218	(2,763,012)
Proceeds from convertible promissory notes	-	-	5,550,607
Shares based compensation granted to employees	442,883	-	-
Proceeds from borrowings	-	-	285,255
Repayment of Bank loans	-	(117,298)	(195,350)
Capital contributions	-	171,874	-
Issuance of shares of common stock	47,748,628	-	-
Net cash provided by financing activities	45,968,149	276,794	2,877,500

Effect of changes of foreign exchange rate on cash	(3,625,234)	(503,137)	(246,808)

Net increase (decrease) in Cash and cash equivalents	27,334,930	(7,654,721)	(2,917,564)

Cash, cash equivalents and restricted cash at the Beginning of financial year	16,062,047	23,716,768	26,634,332

Cash, cash equivalents and restricted cash at the end of the year	$43,396,977	$16,062,047	$23,716,768

Cash, cash equivalents and restricted cash
Cash and cash equivalents	43,396,977	16,060,686	23,716,768
Restricted cash	-	1,361	-
Cash, cash equivalents and restricted cash at the end of the year	43,396,977	16,062,047	23,716,768

SUPPLEMENTARY NON-CASH FLOW INFORMATION:
Right of use assets obtained in exchange for operating lease liabilities			302,631
Deferred offering cost reduces additional paid-in capital	$-	$-	$(9,893)

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND

Meiwu Technology Company Limited (“Meiwu” or the “Company”), formerly known as Wunong Net Technology Co., Ltd is a holding company incorporated under the laws of British Virgin Islands on December 4, 2018. The Company, its subsidiaries and the former consolidated variable interest entity (the “former VIE”) are principally engaged in the provision of skin care products selling, skin care training services and operates an electronic online platform designed to provide primarily Clean Food to customers in the People’s Republic of China (the “PRC”).

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

On September 3, 2024, Shenzhen Vande Technology Co., Limited (“Vande”) a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Meiwu Technology Company Limited, a British Virgin Islands company (the “Company”), incorporated a limited liability company under the laws of People’s Republic of China with the name of Xiamen Chunshang Health Technology Co., Ltd. (the “Chunshang Xiamen”). As previously disclosed, the Company was planning to implement a strategic transition in its business to expand into the sales of functional skincare products.

On December 10, 2024, Guogangtong Trading (Shenzhen) Co., Ltd. (“WFOE”), the wholly owned subsidiary of Vande entered into an agreement (the “Termination Agreement”) with Meiwu Zhishi Technology (Shenzhen) Co., Ltd. (“Meiwu Zhishi” or “former VIE”), former VIE’s shareholders to terminate of a series of contractual arrangements (“former VIE Agreements”) by and among the former VIE, the WFOE, and shareholders of the former VIE.

On December 24, 2024, the Company, Magnum International Holdings Limited, a British Virgin Islands company with limited liabilities and a wholly owned subsidiary of the Company (“Magnum”) and an individual that is not affiliated with the Company or any of its directors or officers (the “Purchaser”) entered into a certain share transfer agreement (“Magnum Disposition Agreement”). Pursuant to the Magnum Disposition Agreement, the Purchaser agreed to purchase all the equity interests of Magnum for $10. On 2024, the transaction contemplated therein (the “Magnum Disposition”) was closed, and the Purchaser became the sole shareholder of Magnum and as a result, assume all assets and liabilities of Magnum and subsidiaries owned or controlled by Magnum.

On December 24, 2024, the Company, Xinfuxin International Holdings Limited, a British Virgin Islands company with limited liabilities and a wholly owned subsidiary of the Company (“Xinfuxin”) and the same Purchaser entered into a certain share transfer agreement (“Xinfuxin Disposition Agreement”, collectively with the Termination Agreement and Magnum Disposition Agreement, the “Agreements”). Pursuant to the Xinfuxin Disposition Agreement, the Purchaser agreed to purchase all the equity interests of Xinfuxin for $10. On December 31, 2024, the transaction contemplated therein (the “Xinfuxin Disposition”) was closed, and the Purchaser became the sole shareholder of Xinfuxin and as a result, assume all assets and liabilities of Xinfuxin and subsidiaries owned or controlled by Xinfuxin.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

As of December 31, 2024, details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities

Meiwu Technology Company Limited (“Meiwu” or the “Company”, formerly known as Wunong Net Technology Company Limited)	December 4, 2018	British Virgin Islands	Parent	Holding Company

Shenzhen Vande Technology Co., Limited (“Vande”)	April 6, 2017	Hong Kong	100	Holding Company

Mahaotiaodong Information Technology Company Limited (“Mahao BVI”)	December 29, 2021	British Virgin Islands	100	Holding Company

Xiamen Chunshang Health Technology Co., Ltd (“Xiamen Chunshang”)	September 3, 2024	Xiamen, China	100% owned by Vande	Holding Company

Guo Gang Tong Trade (Shenzhen) Co., Ltd (“WFOE”)	December 28, 2018	Shenzhen, China	100% owned by Vande	Holding Company

DELIMOND Limited (“DELIMOND”)	January 3, 2019	Hong Kong	100% owned by Mahao BVI	Holding Company

Code Beating (Xiamen) Technology Company Limited (“Code Beating”)	May 21, 2020	Xiamen, China	100% owned by DELIMOND	Short messages service

Xiamen Chunshang Health Technology Co., Ltd (“Xiamen Chunshang”)	September 3, 2024	Xiamen, China	100% owned by Vande	Skin care products Selling

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. LIQUIDITY

The Company had cash of $43,396,977 and $16,062,047 as of December 31, 2024 and 2023, respectively. Net income was $5.1 million for years ended December 31, 2024 and net loss was $16.3 million for years ended December 31, 2023. The Company had working capital of $60.3 million and $12.8 million as of December 31, 2024 and 2023, respectively. The Company have funded working capital and other capital requirements primarily by equity contributions from shareholders. Cash is required to pay purchase costs for inventory, salaries, selling expenses, rental expenses, income taxes, and other operating expenses.

In assessing liquidity, management monitors and analyses cash on hand, ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments. In 2024, major shareholders have contributed approximately $47,748,628 to the Company.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

● Basis of presentation and principles of consolidation

These accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. The consolidated financial statements include the accounts of the Company, its subsidiaries, and the former VIE. All intercompany balances and transactions between the Company, its subsidiaries and the former VIE are eliminated upon consolidation.

● Consolidation of former Variable Interest Entity

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

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Consolidation of former Variable Interest Entity (continued)

Accordingly, the accounts of the Meiwu Shenzhen and its subsidiaries are consolidated in our financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in our financial statements. The carrying amount of this former VIE’s assets and liabilities are as follows :

	December 31,	December 31,
	2024	2023
Current assets	$-	$485,789
Property and equipment, net	-	71,121
Right of Use Lease Assets, net	-	119,056
Other non-current assets	-	-
Total assets	-	675,966
Total current liabilities	-	6,836,474
Total non-current liabilities	-	386,329

	For the years ended
	December 31,
	2024	2023	2022
Revenue	$86,646	$2,457,246	$1,738,752
Cost of revenue	42,201	747,206	1,309,778
Operating expenses	658,505	2,988,017	2,667,254
Net loss	(395,303)	(1,435,993)	(2,695,110)

	December 31,
	2024	2023	2022
Net cash provided by (used in) operating activities	$(52,074)	$(199,661)	$238,434
Net cash used in investing activities	-	(1,745)	-
Net cash provided by (used in) financing activities	194,748	111,051	(856,123)
Effect of changes of foreign exchange rate on cash	(146,410)	(2,711)	292,532
Net decrease in cash and cash equivalents	(3,736)	(93,066)	(325,157)

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

● Cash and cash equivalents

Cash consist of cash on hand, cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when initially purchased.

● Accounts receivable, net

Accounts receivable, net mainly represent amounts due from clients and are recorded net of allowance for doubtful accounts.

The Company mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of historical bad debts, creditworthiness and financial conditions of the clients, current economic trends and changes in client payment patterns. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote. The allowance was $1,428,805, $407,480 and $400,262 as of December 31, 2024, 2023 and 2022, respectively.

● Inventories, net

The Company values its inventories at the lower of cost or net realizable value. The cost of inventories is calculated using the first in first out basis.

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Any idle facility costs or excessive spoilage are recorded as current period charges. There was no inventory impairment for the years ended December 31, 2024, 2023 and 2022.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Advances to suppliers

Advances to suppliers represent prepayments made to certain suppliers of Clean Food. To ensure continuous high-quality supplies and favorable purchase prices of Clean Food, the Company is required from time to time to make cash advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund the advance. As of December 31, 2024, 2023 and 2022, the allowances was nil and $269,740 and $68,511 respectively.

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

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Leases

From January 1, 2022, the Group adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The Company recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended December 31, 2022, 2023 and 2024.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

● Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairments of these assets as of December 31, 2024 and 2023.

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

The core principle underlying the revenue recognition ASU is that the Company will recognize revenue to represent the transfer of goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. All the Company’s contracts have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and is, therefore, not distinct. The initial payments received from pre-ordering are recorded in the advance from customers on the balance sheets and will not be recognized as revenue until transfer of goods. Shipping and handling are activities to fulfil the Company’s promise to transfer goods to customers, which are included in the sale price of the goods.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Revenue recognition (continued)

The Group’s revenues are mainly generated from 1) product sales, 2) services income.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, rebates and business tax and Value Added Tax (“VAT”). The Company recognizes revenue based upon gross sales minus sales returns and sales incentives that the Company offers to its customers, such as discounts. The Company generally does not permit customers to return products and historically, customer returns have been immaterial. The amount and timing of the Group’s revenues could be different if management made different judgments or utilized different estimates. To achieve the core principle of this standard, we applied the following five steps:

1. Identification of the contract, or contracts, with the customer;

2. Identification of the performance obligations in the contract;

3. Determination of the transaction price;

4. Allocation of the transaction price to the performance obligations in the contract; and

5. Recognition of the revenue when, or as, a performance obligation is satisfied.

Revenue expected to be recognized in any future periods related to remaining performance obligations is recorded in advances from customers. As of December 31, 2024 and 2023, the balance of advances from customers was $425,833 and $1,004,832, respectively.

The following table sets forth the breakdown of our net revenue for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31
	2024		2023		2022
	Net	% of total	Net	% of total	Net	% of total
Product category	revenue	revenue	revenue	revenue	revenue	Revenue
Functional skincare products	$60,227	38.0%	$-	-	$-	-
Grains, oil, and spices	$35,574	22.4%	$98,336	0.9%	$473,481	4.3%
Beverages, alcohol and tea	$28,534	18.0%	$1,527,256	13.9%	$300,799	2.6%
Other food	$10,001	6.3%	$643,524	5.9%	$726,158	6.6%
Course Services	$5,820	3.7%	$-	-	$-	-
Health Products	$5,792	3.7%	$-	-	$-	-
Meat, poultry and eggs	$5,546	3.5%	$42,616	0.4%	$269,880	2.6%
Fresh fruits and vegetables	$6,337	4.0%	$74,009	0.7%	$311,594	2.8%
Groceries	$439	0.3%	$126,459	1.2%	$43,980	0.4%
Dried seafood	$215	0.1%	$1,283	0.1%	$18,326	0.2%
SMS Services	$-	-	$8,463,946	76.9%	$8,834,353	80.5%
Total	$158,485	100%	$10,977,429	100%	$10,978,571	100%

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

Sales offline

In the second half of 2024, the Company started the offline sales which mainly focused on the non-retail customers. For the offline sales, the customers order goods from the Company according to their own needs, then the company will order the corresponding products from the suppliers. The Company’s offline sales have the following categories: functional skincare products, health products and service. Revenue is confirmed upon receipt of the goods. Payment will be made by the customer after the invoice is issued. The Company is a principal because it controls the promised goods or services before transferring them to a customer. This control is determined by the following indicators 1) The Company is the primary obligor in the sales transaction and responsible for providing products and services. 2) The Company bears the inventory risk. The Company will first indemnify customers for product damage and then request reimbursement from suppliers if the suppliers are determined to be responsible for the damage. 3) The Company selects suppliers and runs the entire sales process. 4) The Company sets the product price and has control over the entire transaction.

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

(3)	Providing training services to customers: The Company generates revenue from providing training services under separate contracts to customers as a principal. The terms of pricing stipulated in the contracts are fixed. One performance obligation is identified in the contracts with customers. Revenue is recognized upon the transfer of control of promised services provided to the Company’s customers, in the amount of consideration the Company expect to receive for those services (excluding sales taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

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

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized. There were no material uncertain tax positions as of December 31, 2024 and 2023. All tax returns since the Company’s inception are subject to examination by tax authorities.

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

Before April 30, 2019, the Company’s product sales revenues were subject to VAT at a reduced rate of 3% and subject to surcharges at a reduced surcharge rate of 6% of the VAT payable since the company is qualified as a small-scale enterprise. Starting from May 1, 2019, the Company is no longer qualified as a small-scale enterprise. The Company’s grains, oil, and spices products are subject to 9% VAT, the other products are subject to 13% VAT.

Starting from September 3,2024, the company established a new subsidiary Xiamen Chunshang Health Technology Co., Ltd (“Xiamen Chunshang”) which as a small-scale enterprise. Xiamen Chunshang’s products and service are subject to 1%VAT.

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

The exchange rates used for foreign currency translation were as follows (US Dollars $1 = RMB):

	Year End	Average
12/31/2024	7.2993	7.1957
12/31/2023	7.0999	7.0809
12/31/2022	6.8972	6.7290

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

● Concentration risk

A majority of the Company’s transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. Under PRC regulations, each bank account is insured by People’s bank of China with the maximum amount of RMB 500,000 (approximately US$68,500). The cash balance held in the PRC bank accounts and other third party payment platform was $43,396,977 and $16,062,047 as of December 31, 2024 and 2023, respectively.

For the years ended December 31, 2024 and 2023, most of the Company’s assets were located in the PRC and all of the Company’s revenues were derived from the PRC.

For the year ended December 31, 2024, four major suppliers accounted for approximately 27.0%, 22.5%, 6.8% and 6.4% of total purchase. For the year ended December 31, 2023, three major suppliers accounted for approximately 33.3%, 28.9% and 13.0% of total purchase. For the year ended December 31, 2022, four major suppliers accounted for approximately 22.3%, 19.5%, 15.9% and 11.4% of total purchase. As of December 31, 2024,three major suppliers accounted for approximately 64.6%, 17.8% and 12.0% of the advance to suppliers balance. As of December 31, 2023, one major supplier accounted for approximately 38.2% of the advance to suppliers balance. As of December 31, 2022, three major suppliers accounted for approximately 29.4%, 28.7% and 14.4% of the advance to suppliers balance.

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

In September 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. The Board is issuing the amendments in this Update to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024.

In February 2024, the FASB issued ASU 2024-02, “Codification Improvements—Amendments to Remove References to the Concepts Statements”. The Board decided that the types of issues that it will consider through this project are changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or cost to most entities. An explanation of why each amendment in this Update is being made is provided in the “Amendments to the FASB Accounting Standards Codification” section. Thus, there is no separate section for the Board’s basis for conclusions in this Update. These issues to remove references to various Concepts Statements and their proposed amendments were included in Section A (“Amendments to Remove References to the Concepts Statements”) of the 2019 proposed Accounting Standards Update, Codification Improvements. Sections B and C (“Amendments to Disclosure Sections of the Codification” and “Other Codification Improvements”) of that proposed Update were finalized in 2020.The issues in this Update are numbered as they were in the 2019 proposed Update. In some cases, the Board decided to revise the amendments in this Update from what was included in the 2019 proposed Update. Those changes were responsive to stakeholder feedback received on the 2019 proposed Update and, in many cases, resulted in more narrow changes than were proposed.

In March 2024, the FASB issued ASU 2024-01, “Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and similar Awards”. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15.2024, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15,2025, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027.Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. ACQUISITIONS AND DISPOSALS

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

4. ACQUISITIONS AND DISPOSALS (CONTINUED)

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

4. ACQUISITIONS AND DISPOSALS (CONTINUED)

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

● The disposal of Yundian

On December 24, 2024, the Company, Magnum International Holdings Limited, a British Virgin Islands company (the “Yundian BVI”) with limited liabilities and a wholly owned subsidiary of the Yundian BVI and an individual that is not affiliated with the Company or any of its directors or officers (the “Purchaser”) entered into a certain share transfer agreement (“Yundian BVI Disposition Agreement”). Pursuant to the Yundian BVI Disposition Agreement, the Purchaser agreed to purchase all the equity interests of Yundian BVI for $10. On 2024, the transaction contemplated therein (the “Yundian BVI Disposition”) was closed, and the Purchaser became the sole shareholder of Yundian BVI and as a result, assume all assets and liabilities of Yundian BVI and subsidiaries owned or controlled by Yundian BVI.

● The disposal of Yuanxing

On December 24, 2024, the Company, Xinfuxin International Holdings Limited, a British Virgin Islands company (the “Yuanxing BVI”) with limited liabilities and a wholly owned subsidiary of the Yuanxing BVI and the same Purchaser entered into a certain share transfer agreement (“Yuanxing BVI Disposition Agreement”, collectively with the Termination Agreement and Yundian BVI Disposition Agreement, the “Agreements”). Pursuant to the Yuanxing BVI Disposition Agreement, the Purchaser agreed to purchase all the equity interests of Yuanxing BVI for $10. On December 31, 2024, the transaction contemplated therein (the “Yuanxing BVI Disposition”) was closed, and the Purchaser became the sole shareholder of Yuanxing BVI and as a result, assume all assets and liabilities of Yuanxing BVI and subsidiaries owned or controlled by Yuanxing BVI.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. ACCOUNTS RECEIVABLE, NET

	December 31,	December 31,
	2024	2023
Accounts receivable	$1,428,805	3,281,974
Less: allowance for credit losses	(1,428,805)	(407,480)
Accounts receivable, net	$-	2,874,494

The movement of the allowance for credit losses was as follows:

	December 31,	December 31,
	2024	2023
Balance as of the beginning of year	$407,480	400,262
Additions charged to bad debt expense	1,428,805	29,287
Effect of disposal subsidiaries	(407,480)	-
Translation adjustments	-	(22,069)
Balance as of the end of year	$1,428,805	407,480

As of December 31, 2024 and 2023, the Company has accounts receivable, net of nil and $2,874,494. The aging of account receivables were all less than 30 days. The allowance for doubtful accounts was $1,428,805 and $407,480 as of December 31, 2024 and 2023.

6. ADVANCE TO SUPPLIERS, NET

	December 31,	December 31,
	2024	2023
Advances to Suppliers	$16,546,521	1,044,207
Less: allowance for credit losses	-	(269,740)
Advances to Suppliers, net	$16,546,521	774,467

The movement of the allowance for credit losses was as follows:

	December 31,	December 31,
	2024	2023
Balance as of the beginning of year	$269,740	66,010
Additions charged to credit losses	-	203,730
Effect of disposal subsidiaries	(269,740)	-
Balance as of the end of year	$-	269,740

As of December 31, 2024 and 2023, the Company has advances to suppliers, net of $16,546,521 and $774,467. The aging of advances to suppliers were all less than 30 days. The allowance for doubtful accounts was nil and $269,740 as of December 31, 2024 and 2023.

7. OTHER CURRENT ASSETS

The other current assets as of December 31, 2024 and 2023 consist of the following:

	December 31,	December 31,
	2024	2023
Staff advance	$55,512	436,145
Deposit	-	88,650
VAT recoverable	-	2,780
Loan to the third party	943,376	-
Others	2,749	64,780
Subtotal	1,001,637	592,355
Less: allowance for credit losses	-	(126,875)
Total of other current assets	$1,001,637	465,480

	December 31,	December 31,
	2024	2023
Balance as of the beginning of year	$126,875	-
Additions charged to bad debt expense	-	116,402
Effect of disposal subsidiaries	(126,875)	-
Translation adjustments	-	10,473
Balance as of the end of year	$-	126,875

8. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,
	2024	2023

Computer and accessories	$-	$89,170
Office Equipment	-	25,420
Vehicle	-	25,365
Leasehold improvement	-	350,518
Less: accumulated depreciation	-	(414,003)
Property and equipment, net	$-	$76,470

Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was $26,361, $80,775 and $87,973, respectively.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. BANK LOANS

Bank loans represent the amounts due to various banks that are due within and over one year. As of December 31, 2024 and 2023, bank loans consisted of the following:

	December 31, 2024	December 31, 2023
Short-term bank loans:
Loan from Bank of Jiangsu (1)	$-	$39,437
Loan from China Construction Bank (3)	-	254,933
Loan from Shenzhen Qianhai Weizhong Bank (2)	-	123,945
	$-	$418,315

(1)	On July 7, 2021, Meiwu Shenzhen entered into a loan agreement with Bank of Jiangsu to borrow $47,054 as working capital for one year, with maturity date of July 7, 2022. The loan bears a fixed interest rate of 7.1775% per annum. On July 30, 2022, Meiwu Shenzhen entered into a loan agreement with Bank of Jiangsu to borrow $43,496 as working capital for one year, with maturity date of July 30, 2023. The loan bears a fixed interest rate of 7.134% per annum. The maturity date of this loan is extended to October 31, 2023.

(2)	On September 16, 2021, Meiwu Shenzhen entered into a loan agreement with Shenzhen Qianhai Weizhong Bank to borrow $414,072 as working capital for two years, with maturity date of September 16, 2023. The loan bears a fixed interest rate of 8.46% per annum. The loan is guaranteed by Mr. Changbin Xia, for whom the chief executive officer of Meiwu Shenzhen. The maturity date of this loan is extended to March 16, 2024

(3)	On January 6, 2022, Meiwu Shenzhen entered into a loan agreement with China Construction Bank to borrow $217,045 as working capital for one year, with maturity date of January 6, 2023. The loan bears a fixed interest rate of 4.0525% per annum. And the maturity date of this loan is extended to April 16, 2023.On October 14, 2022, Meiwu Shenzhen entered into a loan agreement with China Construction Bank to borrow $71,768 as working capital for one year, with maturity date of October 14, 2023. The loan bears a fixed interest rate of 3.90% per annum.

Due to Guogangtong Trading (Shenzhen) Co., Ltd. (“WFOE”), the wholly owned subsidiary of Vande entered into an agreement (the “Termination Agreement”) with Meiwu Zhishi Technology (Shenzhen) Co., Ltd. (“Meiwu Zhishi” or “former VIE”), former VIE’s shareholders to terminate of a series of contractual arrangements (“former VIE Agreements”) by and among the former VIE, the WFOE, and shareholders of the former VIE on December 10, 2024. The balance of short-term loans was nil as of December 31,2024.

10. ACCOUNTS PAYABLE

The accounts payable as of December 31, 2024 and 2023 consist of the following:

	December 31,	December 31,
	2024	2023
Accounts payable to suppliers	$2,462	315,144
Accounts payable for SMS service	15,070	2,232,661
Total of Accounts payable	$17,532	2,547,805

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. RIGHT-OF-USE ASSETS

The Company leases office and restaurant premises under non-cancelable operating lease agreements, with an option to renew the leases. Per the new lease standard ASC 842-10-55, these leases are treated as operating leases. Management determined the loan interest rate of 4.75% is the weighted average discount rate for the lease that began in 2018. The rental expense for the years ended December 31, 2024, 2023 and 2022 was $110,130, $110,130 and $96,356, respectively. All leases are on a fixed payment basis. None of the leases include contingent rentals.

Rights-of-use assets, net consisted of the following:

	December 31,	December 31,
	2024	2023
Leased properties under operating lease	$-	293,991
Less: accumulated amortization	-	(174,935)
Right-of-use assets	$-	119,056

The Company does not have any variable lease costs. Cash payment made under the lease agreements is $120,066, $113,981 and $80,045 for the years ended December 31, 2024, 2023 and 2022, respectively. The weighted-average remaining lease term is 0 and 1.16 years as of December 31, 2024 and 2023. Interest expense was $3,951, $9,303 and $9,631 for the years ended December 31,2024,2023 and 2022 respectively.

Amortization expense was recognized as lease expense in general and administrative expense. Non-cash portion of amortization expense was $100,690, $278,957 and $14,436 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

On February 21, 2024 under the incentive plan registered of the Company issuance of 438,498 Ordinary Shares with a cost basis of $1.01 per share.

On December 2, 2024, the Company closed a best-efforts offering (the “Primary Offering”) of 30,000,000 Ordinary Shares (the “Primary Offering Shares”) of the Company, to certain investors pursuant to that certain securities purchase agreement (the “Primary Offering SPA”), dated as of November 27, 2024, at an offering price of $0.80 per share.

In addition, as previously disclosed, the Company sold 30,000,000 Ordinary Shares (the “Resale Shares”) to Mr. Changbin Xia, the chairman of the board of directors of the Company, at an offering price of $0.80 per share, pursuant to a certain securities purchase agreement dated October 22, 2024 (“Private SPA”). The Resale Shares were also registered in the Registration Statement. The Company did not receive any proceeds from the sale of such Resale Shares.

As of December 31, 2024 and 2023, 63,361,823 and 2,923,325 ordinary shares were issued and outstanding with no par value, respectively.

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

Additional Paid-in Capital

The additional paid-in capital at December 31, 2024 and 2023 was $92,707,344 and $44,515,833, respectively. During the years ended December 31, 2024, 2023 and 2022, $47,748,628, $5,944,299 and $15,185,839 were contributed to the Company. And during the years ended December 31, 2024, 2023 and 2022 the shares-based compensation granted to employees were $442,883, nil and nil.

13. RELATED PARTY BALANCES AND TRANSACTIONS

(1) Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Changbin Xia	Shareholder of the Company
CEDE & CO	Shareholder of the Company
Zhichao Yang	Legal representative of Xiamen Chunshang
Eternal Horizon International Company Limited	As a shareholder of the Company before December 15, 2020
Sen Jin	Legal representative of Vande

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(2) Due to related parties

	December 31, 2024	December 31, 2023

Eternal Horizon International Company Limited(1)	$-	$2,257,397
Changbin Xia(2)	1,287,629	1,410,621
Other	3,979	244,588
Total	$1,291,608	$3,912,606

(1)	During IPO, the underwriters purchased 999,910 ordinary shares from a selling shareholder for $4,999,550. The gross proceeds were wired into the Company’s account and was invested in loan receivable together with net proceeds from IPO. The Company paid $2.6 million to the underwriters for the year ended December 31, 2022.

(2)	The Company borrowed loans as working capital from one shareholder Changbin Xia as well as the legal representative of Vande. The balance due to related parties is interest-free and due on demand.

During the years ended December 31, 2024 and 2023, the Company purchased nil and $18,310 food products from related parties. As of December 31, 2024 and 2023, the account payable to these related parties is nil and $15,627, respectively. For the years ended December 31, 2024 and 2023, sales to related parties is nil and $21,215, respectively.

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

Meiwu Zhishi Technology (Shenzhen) Co., Ltd, formerly known as Wunong Technology (Shenzhen) Co., Ltd, the Company’s PRC operating subsidiaries and former VIE, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.

Xiamen Chunshang Health Technology Co., Ltd, the Company’s PRC operating subsidiaries, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.

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

For the years ended December 31, 2024 and 2023, the Company was subject to a 25% statutory income tax rate.

Reconciliation between the statutory rate and the effective tax rate is as follows for the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
PRC statutory tax rate	25%	25%	25%
Net impact of exemption and favorable tax rate rendered by local tax authorities
Foreign loss not recognized in PRC	7%	1%	2%
Permanent difference and others	(15)%	(2)%	(4)%
Change in valuation allowance	(25)%	(25)%	(25)%
Effective tax rate	(8)%	(1)%	(2)%

Deferred Tax

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2024 and 2023, valuation allowance was provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized. The Company had deferred tax assets as of December 31, 2024 and 2023, which can be carried forward to offset future taxable income. The management determines it is more likely than not that deferred tax assets could not be recognized, so full allowances were provided as of December 31, 2024 and 2023. The operating loss generated from tax year ending December 31, 2018 carry forward incurred by the Company and subsidiary will expire in year 2024. The Company maintains a full valuation allowance against its deferred tax assets, since due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future earnings to utilize its deferred tax assets.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. TAXATION (CONTINUED)

The Company’s deferred tax assets were as follows:

	December 31, 2024	December 31, 2023

Tax effect of net operating losses carried forward	45,327	15,445,085
Valuation allowance	(45,327)	(15,445,085)
Deferred tax assets, net	$-	$-

There were no uncertain tax positions as of December 31, 2024 and 2023 and the Company does not believe that this will change over the next twelve months.

15. SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has three operating segments as defined by ASC 280, including Clean Food platform, Skincare products & service and Technical Service.

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the years ended December 2024, 2023 and 2022 respectively:

	For the year ended December 31, 2024
	Skincare Products & Service	Clean Food Platform	Technical Service	Total
Revenues	$86,390	$72,095	$-	$158,485
Cost of goods sold	42,236	49,118	-	91,354
Gross profit	44,154	22,977	-	67,131
Depreciation and amortization	-	127,051	-	127,051
Capital expenditures	-	-	943,376	943,376
Loss from operations	(1,374,952)	(652,701)	(19,364)	(2,047,017)
Income tax expenses	-	-	(372,564)	(372,564)
Segment gain(loss)	6,606,260	(395,303)	(1,096,273)	5,114,684
Segment assets	$58,988,664	-	1,956,471	60,945,135

	For the year ended December 31, 2023
	Clean Food Platform	Technical Service	Total
Revenues	$2,513,483	$8,463,946	$10,977,429
Cost of goods sold	750,383	7,643,981	8,394,364
Gross profit	1,763,100	819,965	2,583,065
Depreciation and amortization	183,097	-	183,097
Capital expenditures	5,539	-	5,539
(Loss) income from operations	(2,106,150)	589,364	(1,516,786)
Income tax expenses	927	206,313	207,240
Segment loss	(9,775,749)	(6,536,956)	(16,312,705)
Segment assets	$17,657,856	$2,926,423	$20,584,279

	For the year ended December 31, 2022
	Clean Food Platform	Technical Service	Total
Revenues	$2,144,217	$8,834,354	$10,978,571
Cost of goods sold	1,905,036	7,898,847	9,803,883
Gross profit	239,181	935,507	1,174,688
Depreciation and amortization	87,973	-	87,973
Capital expenditures	19,437	6,479	25,916
Loss from operations	(3,543,160)	(196,210)	(3,739,370)
Income tax expenses	8,917	202,227	211,144
Segment loss	(4,576,496)	(6,643,355)	(11,219,851)
Segment assets	$36,397,974	$1,597,667	$37,995,641

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. COMMITMENTS AND CONTINGENCIES

As of December 31, 2024, there was no pending legal proceeding to which the Group is a party that will have a material effect on the Group’s business, results of operations or cash flows.

17. SUBSEQUENT EVENTS

On January 1, 2025, the Company entered into a lease agreement with Xiamen Xinbaihui Digital Technology Co., Ltd. in relation to the office rental, which is located at Siming District, Xiamen City, PRC. The lease period is going to start from January 1, 2025 to December 31, 2027.

Share Consolidation

On March 5, 2025, the shareholders of the Company held an extraordinary general meeting (the “Meeting”) and approved by an ordinary resolution of a share consolidation (the “Share Consolidation”) that every twenty (20) issued and unissued ordinary shares of the Company be consolidated into one (1) ordinary shares issued. As a consequence of the Share Consolidation, the par value of each issued and authorized but unissued ordinary share of the Company will remain as no par value. The Company believes it is appropriate to reflect the Share Consolidation of its Ordinary Shares on a retroactive basis pursuant to ASC 260. All shares and per share data for all the periods presented have been retroactively restated.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F:

Exhibit No.	Exhibit Description	Filed Herewith
1.1†	Certificate of Incorporation of Advancement International Limited
1.2†	Memorandum and Articles of Association of Advancement International Limited
1.3†	Certificate of Change of Name from Advancement International Limited to Wunong Net Technology Company Limited
1.4†	Memorandum and Articles of Association of Wunong Net Technology Company Limited
1.5†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of August 19, 2019
1.6†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of October 18, 2019
1.7†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of December 2, 2019
1.8	Certificate of Name Change of Meiwu Technology Company Limited, dated October 6, 2021 (7)
2.1	Description of Securities(9)
4.1†	Specimen Certificate for Ordinary Shares(9)
4.2	2022 Equity Incentive Plan (6)
4.3	2024 Equity Incentive Plan(12)
8.1	List of Subsidiaries	*
10.1†	Employment Agreement between the Company and its executive officers
10.2†	English translation of Wunong Mall User Agreement entered into by and between Wunong Technology (Shenzhen) Co., Ltd and Users of Wunong Mall dated December 27, 2018
10.3†	English translation of Form of WNW108.comSelf-Operated E-commerce Cooperation Agreement (2019 version)
10.4†	English translation of Form of Cooperation Agreement on Operating Service Center (2019 version)
10.5†	English translation of Pre-Ordering Cooperation Agreement between Wunong Technology (Shenzhen) Co., Ltd. and Jilin Original Ecological Agriculture Technology Development Co., Ltd
10.6†	Exclusive Purchase Rights Agreement among Guo Gangtong Trade (Shenzhen) Co., Ltd, Peijiang Chen, Changbin Xia, Hanwu Yang, Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership), and Wunong Technology (Shenzhen) Co., Ltd dated March 2, 2019
10.7†	Exclusive Technology Consulting Services Agreement entered into by and between Guo Gangtong Trade (Shenzhen) Co., Ltd and Wunong Technology (Shenzhen) Co., Ltd dated March 2, 2019
10.8†	Proxy Agreement among Peijiang Chen, Changbin Xia, Hanwu Yang, Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership), Guo Gangtong Trade (Shenzhen) Co., Ltd, and Wunong Technology (Shenzhen) Co., Ltd
10.9†	Equity Pledge Agreement among Guo Gangtong (Shenzhen) Co., Ltd, Peijiang Chen, Changbin Xia, Hanwu Yang, and Mishan City Shenmi Dazhong Management Consulting Partnership (Limited Partnership) dated March 2, 2019
10.10	English translation of Tenancy Surrender Agreement entered into by and between Shenzhen Zhichuang Matrix Technology Co., Ltd. And Wunong Technology (Shenzhen) Co., Ltd. dated December 21, 2021 (Office) (7)
10.11†	English translation of Rental Contract entered into by and between Shenzhen Xinhao Precision Technology Co., Ltd and Shenzhen Zhichuang Juzhen Technology Ltd.
10.12†	English translation of Rental Contract entered into by and between Shenzhen Hourui Joint-Stock Cooperation Company and Shenzhen Xinhao Precision Technology Co., Ltd. dated March 3, 2017
10.13†	English translation of Certificate of Ownership
10.14†	English translation of Renewal Shop Rental Contract entered into by and between Shenzhen Zhichuang Juzhen Technology Ltd. and Wunong Catering Chain Management (Shenzhen) Co., Ltd. dated October 15, 2019

108

10.15	English Translation of Shenzhen Housing Rental Contract (Non-Residential) entered into by and between Shenzhen Bao’an Industrial Investment Group Co., Ltd and Wunong Technology (Shenzhen) Co., Ltd. (7)
10.16	English Translation of Housing Lease Contract entered into by and between Heping Liu and Yanling Qi dated January 20, 2021 (7)
10.17	English Translation of Meeting Room Rental Contract entered into by and between Heping Liu and Wunong Technology (Shaanxi) Co., Ltd dated January 20, 2021 (7)
10.18††	Equity Transfer Agreement dated January 8, 2021, by and between Meiwu Shenzhen and Wunong Liaoning.
10.19	Employment Agreement dated July 16, 2021 by and between the Company and Mr. Xinliang Zhang(1)
10.20	Offer Letter issued to Changbin Xia, dated December 14, 2021(2)
10.21	Employment Agreement by and between Zihao Liu and the Company, dated March 9, 2023(8)
10.22	Share Purchase Agreement by and among the Company, Magnum International Holdings Limited and all the shareholders of Magnum International Holdings Limited(4)
10.23	Offer Letter issued to Jinfeng He dated April 7, 2022(5)
10.24	Employment Agreement, dated May 7, 2024 by and between the Company and Qiulan Li (10)
10.25	Employment Agreement, dated May 7, 2024 by and between the Company and Qiufei Chen(10)
10.26	Offer Letter, dated May 7, 2024 by and between the Company and Qiulan Li(10)
10.27	Offer Letter, dated May 7, 2024 by and between the Company and Qiufei Chen(10)
10.28	The Securities Purchase Agreement, dated May 17, 2024(11)
10.29	The form of the Note(11)
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	**
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	**
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	**
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	**
99.1	Consent Letter of Beijing Dacheng Law Offices, LLP (Fuzhou)	*
99.2	Insider Trading Policy (13)
99.3	Compensation Recovery Policy (13)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

(13) Incorporated by reference to our Annual Report on Form 20-F filed on July 5, 2024.

109

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zhichao Yang

	By:	/s/ Zhichao Yang
	Name:	Zhichao Yang
	Title:	Chief Executive Officer

Date: May 14, 2025

110