Form 20-F
period 2025-12-31
Meiwu Technology Co Ltd
filed 2026-04-17
CIK 1787803

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

The number of outstanding ordinary shares, no par value, was 15,643,353 as of December 31, 2025, on a pre-2026 Reverse Split (as defined herein) basis.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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
Emerging growth company ☐

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

☐ Yes ☐ No

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“Antai” refers to Antai Medical Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Yuanxing BVI;
●	“BVI” refers to the British Virgin Islands;
●	“Baode” refers to Baode Supply Chain (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a majority-owned subsidiary of Meiwu Shenzhen before December 28, 2021;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;
●	“Code Beating” refers to Code Beating (Xiamen) Technology Company Limited, a company organized under the laws of the PRC and a wholly owned subsidiary of Delimond;
●	“Commission” refers to the U.S. Securities and Exchange Commission;
●	“Delimond” refers to Delimond Limited, a limited liability company organized under the laws of Hong Kong and a wholly owned subsidiary of Mahao BVI;
●	“Heme Shenzhen” refers to Heme Brand Chain Management (Shenzhen) Co., Ltd., a limited liability company organized under the laws of PRC and a 51% owned subsidiary of Meiwu Shenzhen;
●	“Mahao BVI” refers to Mahaotiaodong Information Technology Company Limited, a British Virgin Islands business company and a wholly owned subsidiary of Meiwu;
●	“Meiwu Catering” is to Meiwu Catering Chain Management (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a wholly owned subsidiary of Meiwu Shenzhen;
●	“PRC Subsidiaries” refer to Code Beating, Guo Gang Tong, Xiamen Chunshang, and Guangzhou Chunran;
●	“Vande” refers to Shenzhen Vande Technology Co., Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Meiwu;
●	“variable interest entity” or “VIE” is to our former variable interest entity, Wunong Technology (Shenzhen) Co., Ltd.
●	“we,” “us,” “our company,” “our,” “the Company” and “Meiwu” is to Meiwu Technology Company Limited, a British Virgin Islands business company;
●	“WFOE” or “Guo Gang Tong” refers to Guo Gangtong Trade (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China, which is wholly-owned by Shenzhen Vande Technology Co., Limited;
●	“Wude Shanghai” is to Wude Agricultural Technology (Shanghai) Co., Ltd, a limited liability company organized under the laws of China and a majority-owned subsidiary of Meiwu Shenzhen and
●	“Meiwu Shenzhen” refers to Meiwu Zhishi Technology (Shenzhen) Co,. Ltd, formerly known as Wunong Technology (Shenzhen) Co., Ltd, a limited liability company organized under the laws of China and a former variable interest entity (“VIE”) contractually controlled by WFOE;
●	“Yuanxing” refers to Hunan Yuanxing Chanrong Technology Co., Ltd., a company organized under the laws of the PRC and a wholly owned subsidiary of Antai;
●	“Yuanxing BVI” refers to Xinfuxin International Holdings Limited, a British Virgin Islands business company and a former wholly owned subsidiary of Meiwu;
●	“Yundian” refers to Dalian Yundian Zhiteng Technology Company Limited, a limited liability company organized under the laws of China and a wholly owned subsidiary of Yun Tent;
●	“Yundian BVI” refers to Magnum International Holdings Limited, a British Virgin Islands business company and a former wholly owned subsidiary of Meiwu; and
●	“Yun Tent” refers to Yun Tent Technology Company Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Yundian BVI;

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

On April 1, 2025, we effectuated a reverse split (“2025 Reverse Split”) of our ordinary shares on a one-for-twenty basis. Our ordinary shares began trading on a 2025 Reverse Split-adjusted basis when the market opened on April 1, 2025. Our authorized share capital and par value remained unchanged following the 2025 Reverse Split, as unlimited ordinary shares with no par value.

On March 17, 2026, we effectuated a reverse split (“2026 Reverse Split”) of our ordinary shares on a one-for-one hundred basis. Our ordinary shares began trading on a 2026 Reverse Split-adjusted basis when the market opened on April 6, 2026. Our authorized share capital and par value remained unchanged following the 2026 Reverse Split, as unlimited ordinary shares with no par value.

Unless otherwise indicated herein, all share and per share data presented in this annual report have been retroactively adjusted to reflect the aforementioned reverse share splits for all periods presented, including comparative prior-period amounts.

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

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information - D. Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Our Corporate Structure

We are an offshore holding company incorporated in the British Virgin Islands and not a Chinese operating company. As a holding company with no material operations, we currently conduct our business through our subsidiaries in China. Investors of our Ordinary Shares are not acquiring equity interest in any operating company but instead are acquiring interest in a British Virgin Islands holding company. This holding company structure involves unique risks to investors. As a holding company, we may rely on dividends from our subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to us may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, PRC regulatory authorities could disallow this holding company structure and limit or hinder our ability to conduct our business through, receive dividends or distributions from, or transfer funds to, the operating companies or list on a U.S. or other foreign exchange, which could cause the value of our securities to significantly decline or become worthless.

Prior to December 24, 2024, we conducted our business in China by (i) the former VIE, Meiwu Shenzhen, and (ii) the former VIE’s subsidiaries, Jiayuan Liquor, Wunong Shaanxi, Heme Shenzhen, Wude Shanghai and Meiwu Catering. Neither we nor our subsidiaries owned any equity interests in the VIE. WFOE, the VIE and the shareholders of the VIE entered into a series of contractual arrangements, also known as the “VIE Agreements”, pursuant to which we are able to consolidate the financial results of the VIE in our consolidated financial statements because we are deemed as the primary beneficial of the VIE under generally accepted accounting principles in the U.S. (“U.S. GAAP”).

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

Currently, we conducted our business in China through our wholly owned subsidiary Xiamen Chunshang.

The following diagram illustrates our corporate structure as of the date of this annual report:

Meiwu Technology Company Limited
(British Virgin Island)
"Meiwu"
100%
100%
Shenzhen Vande Technology Co., Ltd.
(Hong Kong)
"Vande"
100%
Mahaotiaodong Information Technology Company
(British Virgin Island)
"Mahao BVI"
100%
Guogangtong Trading (Shenzhen) co..Ltd
"(PRC)"
Guogangtong"
100%
Xiamen Chunshang Health Technology Co., Ltd.
(PRC)
"Xiamen Chunshang"
100%
Delimond Limited
(Hong Kong)
"Delimond"
100%
Guangzhou Tianhe District Chunran Health Consulting Co., Ltd.
(PRC)
"Guangzhou Chunran"
100%
Code Beating (Xiamen) Technology Co., Ltd.
(PRC)
"Code Beating"

Risks Related to Doing Business in China

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, the PRC government has issued statements and regulatory actions relating to areas such as regulatory approvals on overseas offerings and listings by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. It remains uncertain how PRC government authorities will regulate overseas listings and offerings in general and whether we can fully comply with applicable regulatory requirements, including completing filings with the China Securities Regulatory Commission, or the CSRC, and whether we are required to complete other filings or obtain any specific regulatory approvals from the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC government authorities for our overseas offerings and listings, as applicable. In addition, if future regulatory developments mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. These risks may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a stock exchange in the United States or any other foreign country. These risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information- D. Risk Factors - Risks Related to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature, such as data security or anti-monopoly related regulations, may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China - Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.”

Risks and uncertainties regarding the interpretation and enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our Ordinary Shares. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China - Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, among other jurisdictions. Our auditor, Enrome LLP, is headquartered in Singapore (“Enrome”) and subject to inspect by the PCAOB. Enrome is not subject to the determinations announced by the PCAOB on December 16, 2021. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong and we use a registered public accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information-D. Risk Factors - Risks Related to Doing Business in China - Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

The PRC government has sought to exert more control and impose more restrictions on China-based issuers raising capital overseas and such efforts may continue or intensify in the future. On July 6, 2021, the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, which emphasized the need to strengthen the supervision over overseas listings by mainland China-based companies, was enacted. Effective measures, such as promoting the establishment of regulatory frameworks, are to be taken to deal with the risks and incidents of mainland China-based overseas-listed companies, cybersecurity and data privacy protection requirements, and similar matters. The revised Cybersecurity Review Measures issued by the CAC, and several other administrations on December 28, 2021 (which took effect on February 15, 2022) require that, both critical information infrastructure operators purchasing network products or services that affect or may affect national security and “online platform operators” carrying out data processing activities that affect or may affect national security should be subject to the cybersecurity review. As of the date of this annual report, (i) we have not been informed that we are a critical information infrastructure operator or a data processor conducting data processing activities that affect or may affect national security by any government authority, although it is uncertain whether we would in fact be categorized as such under the PRC law; and (ii) we have not been involved in any investigations or cybersecurity review by the CAC and we have not received any official inquiry, notice, warning, or sanctions in this respect.

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

Pursuant to the BVI Business Companies Act, 2004 as amended from time to time (the “BVI Act”), and our third amended and restated memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think appropriate, if they are satisfied on reasonable grounds that, immediately following the dividend payment, the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further British Virgin Islands statutory restriction on the amount of funds which may be distributed by us by dividends. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries.

Current PRC regulations permit the PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, the PRC subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. Although the statutory surplus reserve can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

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

Financial Information Relating to the Former VIEs

Selected Condensed Consolidated Financial Schedule of Meiwu Technology Company Limited, its subsidiaries, and the Former VIE

The following tables present selected condensed consolidated financial data of Meiwu Technology Company Limited, its subsidiaries, and VIE for the fiscal years ended December 31, 2025, 2024, and 2023, and balance sheet data as of December 31, 2025 and 2024, which have been derived from our audited consolidated financial statements for those years.

In December 2024, Meiwu terminated the VIE arrangements with immediate effect.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

	For the year ended December 31, 2023
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	8,520,183	2,457,246	-	10,977,429
Cost of revenue	-	-	7,647,158	747,206	-	8,394,364
Net (loss) income	(423,651)	50,419	(6,768,231)	(1,435,993)	(7,735,249)	(16,312,705)
Comprehensive (loss) income	(423,651)	50,419	(7,083,642)	(1,281,837)	(8,245,896)	(16,984,607)

	For the year ended December 31, 2024
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue			71,839	86,646	-	158,485
Cost of revenue			49,118	42,236	-	91,354
Net (loss) income	(1,376,718)	11,591	(1,269,705)	(613,417)	8,362,933	5,114,684
Comprehensive (loss) income	(1,376,718)	11,591	(1,176,941)	(4,050,920)	8,362,933	1,769,945

	For the year ended December 31, 2025
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	7,081,133	-	-	7,081,133
Cost of revenue	-	-	6,366,842	-	-	6,366,842
Net loss	(1,906,841)	(3,018)	(17,277,939)	-	995,495	(18,192,303)
Comprehensive loss	(1,906,841)	(3,018)	(17,196,228)	-	995,495	(18,110,592)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

The following tables present our condensed consolidating schedule depicting the consolidated balance sheet as of December 31, 2025 and 2024.

	As of December 31, 2024
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash and cash equivalents	470,228	2,972	42,923,777	-	-	43,396,977
Intercompany receivables	46,291,567	-	-	-	(46,291,567)	-
Total current assets	70,215,400	125,485	44,884,652	-	(54,280,402)	60,945,135
Investment in subsidiaries	-	-	-	-	-	-
Total assets	70,215,400	125,485	44,884,652	-	(54,280,402)	60,945,135
Total liabilities	1,965,816	2,060	44,902,622	-	(44,902,726)	1,967,772
Total shareholders’ equity (deficit)	68,249,583	123,425	(17,970)	-	(9,377,675)	58,977,363
Total liabilities and shareholders’ equity	70,215,400	125,485	44,884,652	-	(54,280,402)	60,945,135

	As of December 31, 2025
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash and cash equivalents	36,695	-	17,847,989	-	-	17,884,684
Intercompany receivables	50,890,790	16,296,458	1,376,164	-	(68,563,411)	-
Total current assets	78,165,831	127,877	22,270,128	-	(79,760,290)	20,803,546
Investment in subsidiaries	-	-	16,802	-	(16,802)	-
Total assets	78,165,831	127,877	52,200,527	-	(79,760,290)	50,733,945
Total liabilities	50,255	2,150	69,960,838	-	(68,674,175)	1,339,068
Total shareholders’ equity (deficit)	78,115,576	125,727	(17,760,311)	-	(11,086,115)	49,394,877
Total liabilities and shareholders’ equity	78,165,831	127,877	52,200,527	-	(79,760,290)	50,733,945

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

The following tables present our condensed consolidating schedule depicting the consolidated cash flows for the fiscal year ended December 31, 2025, 2024 and 2023 of Meiwu, the WFOE, other subsidiaries, and corresponding eliminating adjustments separately.

	For the year ended December 31, 2023
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	(189,397)	(6,869,587)	6,915,333	(199,661)	(159,518)	(502,830)
Net cash used in investing activities	-	-	(6,923,803)	(1,745)	-	(6,925,548)
Net cash provided by financing activities	161,487	-	-	111,051	4,256	276,794

	For the year ended December 31, 2024
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	(45,050,079)	(15,825,973)	44,207,155	69,950	2,977,222	(13,621,726)
Net cash (used in) investing activities	-	-	(943,376)	-	-	(943,376)
Net cash provided by financing activities	45,525,266	-	-	-	-	45,525,266

	For the year ended December 31, 2025
USD	Meiwu Technology Company Limited	WOFE	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	(441,838)	(5,853)	6,286,868	-	3,199,454	9,038,631
Net cash used in investing activities	-	-	(41,042,250)	-	-	(41,042,250)
Net cash provided by financing activities	6,409,615	-	-	-	-	6,409,615

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

Risks Related to the Functional Skincare Business

●	We operate in a dynamic industry and have a limited operating history. See more detailed discussion of this risk factor on page 14 of this annual report.

●	We rely on the formulas provided by third-parties. See more detailed discussion of this risk factor on page 15 of this annual report.

●	The beauty industry is highly competitive. If we are unable to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected. See more detailed discussion of this risk factor on page 15 of this annual report.

●	Our success is dependent on the popularity of our products and our ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner. See more detailed discussion of this risk factor on page 16 of this annual report.

●	Our new product introductions may not be as successful as we anticipate, which could have a material adverse effect on our business, prospects, financial condition and results of operations. See more detailed discussion of this risk factor on page 17 of this annual report.

●	Our business depends, in part, on the quality, effectiveness and safety of our products. See more detailed discussion of this risk factor on page 17 of this annual report.

●	We may not be able to successfully implement our growth strategy. See more detailed discussion of this risk factor on page 18 of this annual report.

●	Higher labor costs could adversely affect our business and financial results. See more detailed discussion of this risk factor on page 26 of this annual report.

Risks Related to Our Bitcoin Treasury Strategy

●	Our bitcoin treasury strategy exposes us to various risks associated with bitcoin. See more detailed discussion of this risk factor on page 26 of this annual report.

●	Bitcoin is a highly volatile asset, and fluctuations in the price of bitcoin are likely to influence our financial results and the market price of our Ordinary Shares. See more detailed discussion of this risk factor on page 28 of this annual report.

●	We face risks relating to the custody of our bitcoin, including the loss or destruction of private keys required to access our bitcoin and cyberattacks or other data loss relating to our bitcoin. See more detailed discussion of this risk factor on page 29 of this annual report.

●

Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty. See more detailed discussion of this risk factor on page 30 of this annual report.

●	The availability of spot bitcoin ETPs may adversely affect the market price of our Ordinary Shares. See more detailed discussion of this risk factor on page 31 of this annual report.

●	Our bitcoin treasury strategy subjects us to enhanced regulatory oversight. See more detailed discussion of this risk factor on page 32 of this annual report.

●	Due to the currently unregulated nature and lack of transparency surrounding the operations of many bitcoin trading venues, bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in bitcoin trading venues and adversely affect the value of our bitcoin. See more detailed discussion of this risk factor on page 33 of this annual report.

●

The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of bitcoin and adversely affect our financial condition and results of operations. See more detailed discussion of this risk factor on page 33 of this annual report.

●	Bitcoin holdings are less liquid than cash and cash equivalents and may not be able to serve as a source of liquidity for us in the future to the same extent as cash and cash equivalents. See more detailed discussion of this risk factor on page 34 of this annual report.

●

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our bitcoin, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our bitcoin and our financial condition and results of operations could be materially adversely affected. See more detailed discussion of this risk factor on page 34 of this annual report.

●	Regulatory change reclassifying bitcoin as a security could lead to our classification as an “investment company” under the 1940 Act and could adversely affect the market price of bitcoin and our financial conditions and results of operation. See more detailed discussion of this risk factor on page 35 of this annual report.

●

We may be subject to regulatory developments related to crypto assets and crypto asset markets, which could adversely affect our business, financial condition, and results of operations. See more detailed discussion of this risk factor on page 36 of this annual report.

●	Our bitcoin treasury strategy exposes us to risk of non-performance by counterparties. See more detailed discussion of this risk factor on page 36 of this annual report.

●

If we hold our bitcoins in the future, there is a risk that custodially-held bitcoin may become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings. See more detailed discussion of this risk factor on page 37 of this annual report.

●	A temporary or permanent blockchain “fork” to bitcoin or other crypto assets could adversely affect our business. See more detailed discussion of this risk factor on page 37 of this annual report.

●

Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use Bitcoin or to exchange them for fiat currency. See more detailed discussion of this risk factor on page 38 of this annual report.

●	The regulatory environment regarding digital assets and digital asset mining is in flux, and we may become subject to changes to and/or additional laws and regulations that may limit our ability to operate. See more detailed discussion of this risk factor on page 38 of this annual report.

Risks Related to Doing Business in China

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. See more detailed discussion of this risk factor on page 40 of this annual report.

●	Additional compliance procedures may be required in connection with our subsequent securities offerings, due to the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, which could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless. See more detailed discussion of this risk factor on page 42 of this annual report.

●	Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. See more detailed discussion of this risk factor on page 43 of this annual report.

●	Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless. See more detailed discussion of this risk factor on page 45 of this annual report.

●	Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business. See more detailed discussion of this risk factor on page 46 of this annual report.

●	Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us. See more detailed discussion of this risk factor on page 47 of this annual report.

●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See more detailed discussion of this risk factor on page 47 of this annual report.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our shares. See more detailed discussion of this risk factor on page 49 of this annual report.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. See more detailed discussion of this risk factor on page 50 of this annual report.

Risks Related to Our Ordinary Shares

●	We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity. See more detailed discussion of this risk factor on page 53 of this annual report.

●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies. See more detailed discussion of this risk factor on page 53 of this annual report.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects. See more detailed discussion of this risk factor on page 54 of this annual report.

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

We may not be able to successfully manage all or any of these factors in any of our prospective geographic are as of distribution. Our inability to achieve success with regards to any of these factors in a geographic distribution area will have a material adverse effect on our relationships in that particular geographic area, thus limiting our ability to maintain or expand our market, which will likely adversely affect our revenues and financial results.

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

In addition to our organic growth strategy, we also expect to grow through strategic acquisitions. We cannot assure you that our acquisitions will be successful or that we will have the funds to pursue any acquisitions. Further, even if we are able to complete strategic acquisitions, as expected, we will face challenges such as integration of systems, personnel and corporate culture that may impact our ability to successfully integrate acquired businesses into our overall corporate structure, which would negatively impact our business, operations and financial performance.

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

Risks Related to Our Bitcoin Treasury Strategy

Our bitcoin treasury strategy exposes us to various risks associated with bitcoin.

Bitcoin is a highly volatile asset. From time to time, we may enter into certain hedging transactions to mitigate our exposure to specific economic conditions that are particularly volatile, including the market price of bitcoin. Engaging in hedging transactions may expose us to risks associated with such transactions. Hedging against a decline in the values of portfolio investments caused by interest rate risk or volatile bitcoin market prices does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline for other reasons. Such hedging transactions may also limit the opportunity for gain if the values of the portfolio investments should increase. Moreover, it may not be possible to hedge against a particular fluctuation that is so generally anticipated by the markets that a hedging transaction at an acceptable price is unavailable. In light of these and other factors, we may not be successful in mitigating our exposure to volatile economic conditions through any hedging transactions we undertake.

Bitcoin does not pay interest or dividends. Bitcoin does not pay interest or other returns and we can only generate cash from our bitcoin holdings if we sell our bitcoin or implement strategies to create income streams or otherwise generate cash by using our bitcoin holdings. Even if we pursue any such strategies, we may be unable to create income streams or otherwise generate cash from our bitcoin holdings, and any such strategies may subject us to additional risks.

Our bitcoin holdings may significantly impact our financial results and the market price of our Ordinary Shares. Our bitcoin holdings may significantly affect our financial results and if we increase our overall holdings of bitcoin in the future, they will have a greater impact on our financial results and the market price of our Ordinary Shares.

Our bitcoin treasury strategy has not been tested over an extended period of time or under different market conditions. We need to continually examine the risks and rewards of our new bitcoin treasury strategy. This new strategy has not been tested over an extended period of time or under different market conditions. For example, although we believe bitcoin, due to its limited supply, has the potential to serve as a hedge against inflation in the long term, the short-term price of bitcoin declined in recent periods during which the inflation rate increased. Some investors and other market participants may disagree with our bitcoin treasury strategy or actions we undertake to implement it. If bitcoin prices were to decrease or our bitcoin treasury strategy otherwise proves unsuccessful, our financial condition, results of operations, and the market price of our Ordinary Shares could be materially adversely affected.

We are subject to counterparty risks, including in particular risks relating to custodians. Although we can implemented various measures that are designed to mitigate our counterparty risks, including by storing substantially all of the bitcoin we own in custody accounts at U.S.-based, institutional-grade custodians and negotiating contractual arrangements intended to establish that our property interest in custodially-held bitcoin is not subject to claims of our custodians’ creditors, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts. If our custodially-held bitcoin were nevertheless considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such bitcoin and this may ultimately result in the loss of the value related to some or all of such bitcoin. Even if we are able to prevent our bitcoin from being considered the property of a custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that we would still be delayed or may otherwise experience difficulty in accessing our bitcoin held by the affected custodian during the pendency of the insolvency proceedings. Any such outcome could have a material adverse effect on our financial condition and the market price of our Ordinary Shares.

The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of bitcoin. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc. and Binance Holdings Ltd., the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company, have highlighted the counterparty risks applicable to owning and transacting in digital assets. Although these bankruptcies, closures, liquidations and other events have not resulted in any loss or misappropriation of our bitcoin, nor have such events adversely impacted our access to our bitcoin, they have, in the short-term, likely negatively impacted the adoption rate and use of bitcoin. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of bitcoin, limit the availability to us of financing collateralized by bitcoin, or create or expose additional counterparty risks.

Changes in our ownership of bitcoin could have accounting, regulatory and other impacts. While we plan to own bitcoin directly, we may investigate other potential approaches to owning bitcoin, including indirect ownership (for example, through ownership interests in a fund that owns bitcoin). If we were to own all or a portion of our bitcoin in a different manner, the accounting treatment for our bitcoin, our ability to use our bitcoin as collateral for additional borrowings, and the regulatory requirements to which we are subject, may correspondingly change. For example, the volatile nature of bitcoin may force us to liquidate our holdings to use it as collateral, which could be negatively affected by any disruptions in the crypto market, and if liquidated, the value of the collateral would not reflect potential gains in market value of bitcoin, all of which could negatively affect our business and implementation of our bitcoin strategy.

Bitcoin is a highly volatile asset, and fluctuations in the price of bitcoin are likely to influence our financial results and the market price of our Ordinary Shares.

Bitcoin is a highly volatile asset, and fluctuations in the price of bitcoin are likely to influence our financial results and the market price of our Ordinary Shares. Our financial results and the market price of our Ordinary Shares would be adversely affected, and our business and financial condition would be negatively impacted, if the price of bitcoin decreased substantially (as it has in the past, such as during 2022), including as a result of:

●	decreased user and investor confidence in bitcoin, including due to the various factors described herein;

●	investment and trading activities such as (i) trading activities of highly active retail and institutional users, speculators, miners and investors, or of the U.S. or state governments, (ii) actual or expected significant dispositions of bitcoin by large holders, and (iii) actual or perceived manipulation of the spot or derivative markets for bitcoin or spot bitcoin ETPs;

●	negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, bitcoin or the broader digital assets industry, for example, (i) public perception that bitcoin can be used as a vehicle to circumvent sanctions, including sanctions imposed on Russia or certain regions related to the ongoing conflict between Russia and Ukraine, or to fund criminal or terrorist activities, such as the purported use of digital assets by Hamas to fund its terrorist attack against Israel in October 2023; (ii) expected or pending civil, criminal, regulatory enforcement or other high profile actions against major participants in the bitcoin ecosystem, including the SEC’s enforcement actions against Coinbase, Inc. and Binance Holdings Ltd.; (iii) additional filings for bankruptcy protection or bankruptcy proceedings of major digital asset industry participants, such as the bankruptcy proceeding of FTX Trading and its affiliates; and (iv) the actual or perceived environmental impact of bitcoin and related activities, including environmental concerns raised by private individuals, governmental and non-governmental organizations, and other actors related to the energy resources consumed in the bitcoin mining process;

●	changes in consumer preferences and the perceived value or prospects of bitcoin;

●	competition from other digital assets that exhibit better speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed or held in large amounts by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

●	a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for bitcoin purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of bitcoin or adversely affect investor confidence in digital assets generally;

●	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed bitcoin, or the transfer of substantial amounts of bitcoin from bitcoin wallets attributed to Mr. Nakamoto or other “whales” that hold significant amounts of bitcoin;

●	disruptions, failures, unavailability, or interruptions in service of trading venues for bitcoin, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection and the recent SEC enforcement action brought against Binance Holdings Ltd., which initially sought to freeze all of its assets during the pendency of the enforcement action;

●	the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other digital asset industry participants, such as the filing for bankruptcy protection by digital asset trading venues FTX Trading and BlockFi and digital asset lending platforms Celsius Network and Voyager Digital Holdings in 2022, the ordered liquidation of the digital asset investment fund Three Arrows Capital in 2022, the announced liquidation of Silvergate Bank in 2023, the government-mandated closure and sale of Signature Bank in 2023, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by the Nevada Department of Business and Industry in 2023, and the exit of Binance Holdings Ltd. from the U.S. market as part of its settlement with the Department of Justice and other federal regulatory agencies;

●	regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of bitcoin, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;

●	further reductions in mining rewards of bitcoin, including block reward halving events, which are events that occur after a specific period of time that reduce the block reward earned by “miners” who validate bitcoin transactions, or increases in the costs associated with bitcoin mining, including increases in electricity costs and hardware and software used in mining, that may cause a decline in support for the Bitcoin network;

●	transaction congestion and fees associated with processing transactions on the bitcoin network;

●	macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions, and fiat currency devaluations;

●	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the bitcoin blockchain becoming insecure or ineffective; and

●	changes in national and international economic and political conditions, including, without limitation, the adverse impact attributable to the economic and political instability caused by the current conflict between Russia and Ukraine and the economic sanctions adopted in response to the conflict, and the potential broadening of the Israel-Hamas conflict to other countries in the Middle East, as well as expectations regarding changes to the regulatory environment, including for the U.S. digital asset industry.

We may face risks relating to the custody of our bitcoin, including the loss or destruction of private keys required to access our bitcoin and cyberattacks or other data loss relating to our bitcoin.

We plan to hold our bitcoin with regulated custodians that have duties to safeguard our private keys. Our bitcoin holdings may be concentrated with a single custodian from time to time. We will seek to achieve a greater degree of diversification in the custody of our bitcoin as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of digital asset custodians that we believe can safely custody our bitcoin, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States, we may need to enter into agreements that are less favorable than our current agreements or take other measures to custody our bitcoin, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected.

Our use of custodians will expose us to the risk that the bitcoin our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such bitcoin. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our bitcoin.

Bitcoin is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the bitcoin is held. While the bitcoin blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the bitcoin held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the bitcoin held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The bitcoin and blockchain ledger, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

Bitcoin and other digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of bitcoin.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin. For example, the U.S. executive branch and SEC, among others in the United States and abroad, have been active in recent years, and laws including the European Union’s Markets in Crypto Assets Regulation and the U.K.’s Financial Services and Markets Act 2023 became law. It is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function or the willingness of financial and other institutions to continue to provide services to the digital assets industry, nor how any new regulations or changes to existing regulations might impact the value of digital assets generally and bitcoin specifically. The consequences of increased or different regulation of digital assets and digital asset activities could adversely affect the market price of bitcoin and in turn adversely affect the market price of our Ordinary Shares.

Beyond the regulatory uncertainties in the U.S. and other jurisdictions, the regulatory framework of the PRC is characterized by a comprehensive ban and stringent restrictions. The PRC’s stance on crypto assets, trading, and mining is defined by several key normative documents, including the Notice on Further Preventing and Addressing Risks Associated with Virtual Currency Trading and Speculation, the Notice on Regulating Virtual Currency ‘Mining’ Activities, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Money Laundering Criminal Cases, among others. These regulations stipulate that crypto assets do not possess legal tender status, and any form of crypto asset trading and related services within China are considered illegal financial activities. Civil acts involving participation in such transactions within China are deemed invalid. Mining activities have been classified as an eliminated industry, with a strict prohibition on new projects and a requirement for the phase-out of existing operations. Additionally, virtual asset transactions have been incorporated into the scope of money laundering offenses.

Consequently, under the PRC’s current regulatory policies, the proceeds generated from our proposed bitcoin treasury strategy may be recognized as illegal gains and cannot be repatriated into the PRC. Should our bitcoin treasury strategy involve enterprises or individuals in the PRC, the associated fund flows may trigger anti-money laundering investigations by PRC government authorities. Furthermore, such involvement could lead to regulatory investigations into the operational compliance of the PRC entities, potentially resulting in the disruption of their normal operations. To mitigate PRC-related regulatory risks associated with cryptocurrency trading, we intend to conduct all such activities through our BVI holding company. Our onshore PRC subsidiaries will not participate in any aspect of the proposed bitcoin treasury strategy, and all fund flows relating to such activities will be maintained strictly outside of the PRC, with no interaction with our onshore operating entities. In addition, we plan to closely monitor PRC regulatory developments relating to cryptocurrency. Should there be any material changes in the regulatory environment, we will adjust our strategies accordingly to avoid potential non-compliance.

Moreover, the risks of engaging in a bitcoin treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of bitcoin in particular, may also impact the price of bitcoin and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of bitcoin may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to bitcoin, institutional demand for bitcoin as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for bitcoin as a means of payment, and the availability and popularity of alternatives to bitcoin. Even if growth in bitcoin adoption occurs in the near or medium-term, there is no assurance that bitcoin usage will continue to grow over the long-term.

Because bitcoin has no physical existence beyond the record of transactions on the bitcoin blockchain, a variety of technical factors related to the bitcoin blockchain could also impact the price of bitcoin. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of bitcoin transactions, hard “forks” of the bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the bitcoin blockchain and negatively affect the price of bitcoin. The liquidity of bitcoin may also be reduced and damage to the public perception of bitcoin may occur, if financial institutions were to deny or limit banking services to businesses that hold bitcoin, provide bitcoin-related services or accept bitcoin as payment, which could also decrease the price of bitcoin. Similarly, the open-source nature of the bitcoin blockchain means the contributors and developers of the bitcoin blockchain are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade the bitcoin blockchain could adversely affect the bitcoin blockchain and negatively affect the price of bitcoin.

Recent actions by U.S. banking regulators have reduced the ability of bitcoin-related services providers to gain access to banking services and liquidity of bitcoin may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for bitcoin and other digital assets.

In addition, while the current administration has expressed support regarding the development and use of digital assets as the industry has anticipated, the specific regulatory frameworks are still to be developed. Expectations around U.S. digital asset policy, including potential sentiments that the U.S. government is not moving quickly enough or not meeting policy expectations, may adversely affect the price of bitcoin.

The availability of spot bitcoin ETPs may adversely affect the market price of our Ordinary Shares.

Although bitcoin and other digital assets have experienced a surge of investor attention since bitcoin was invented in 2008, until recently investors in the United States had limited means to gain direct exposure to bitcoin through traditional investment channels, and instead generally were only able to hold bitcoin through “hosted” wallets provided by digital asset service providers or through “unhosted” wallets that expose the investor to risks associated with loss or hacking of their private keys. Given the relative novelty of digital assets, general lack of familiarity with the processes needed to hold bitcoin directly, as well as the potential reluctance of financial planners and advisers to recommend direct bitcoin holdings to their retail customers because of the manner in which such holdings are custodied, some investors have sought exposure to bitcoin through investment vehicles that hold bitcoin and issue shares representing fractional undivided interests in their underlying bitcoin holdings. These vehicles, which were previously offered only to “accredited investors” on a private placement basis, have in the past traded at substantial premiums to net asset value, or NAV, possibly due to the relative scarcity of traditional investment vehicles providing investment exposure to bitcoin.

On January 10, 2024, the SEC approved the listing and trading of spot bitcoin ETPs, the shares of which can be sold in public offerings and are traded on U.S. national securities exchanges. The approved ETPs commenced trading directly to the public on January 11, 2024, with a trading volume of approximately $4.6 billion on the first trading day. To the extent investors view our Ordinary Shares as providing exposure to bitcoin, it is possible that the value of our Ordinary Shares may also have included a premium over the value of our bitcoin due to the prior scarcity of traditional investment vehicles providing investment exposure to bitcoin, and that the value declined due to investors now having a greater range of options to gain exposure to bitcoin and investors choosing to gain such exposure through ETPs rather than our Ordinary Shares.

Although we are an operating company engaged in the sales of functional skincare products, and we believe we offer a different value proposition than a passive bitcoin investment vehicle such as a spot bitcoin ETP, investors may nevertheless view our Ordinary Shares as an alternative to an investment in an ETP, and choose to purchase shares of a spot bitcoin ETP instead of our Ordinary Shares. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to bitcoin that is generally not subject to federal income tax at the entity level as we are, or the other risk factors applicable to an operating business, such as ours. Additionally, unlike spot bitcoin ETPs, we (i) do not seek for our Ordinary Shares to track the value of the underlying bitcoin we hold before payment of expenses and liabilities, (ii) do not benefit from various exemptions and relief under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including Regulation M, and other securities laws, which enable spot bitcoin ETPs to continuously align the value of their shares to the price of the underlying bitcoin they hold through share creation and redemption, (iii) are a BVI business company with limited liability rather than a statutory trust, and do not operate pursuant to a trust agreement that would require us to pursue one or more stated investment objectives, and (iv) are not required to provide daily transparency as to our bitcoin holdings or our daily NAV. Furthermore, recommendations by broker-dealers to buy, hold, or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to our Ordinary Shares. Based on how we are viewed in the market relative to ETPs, and other vehicles that offer economic exposure to bitcoin, such as bitcoin futures ETFs and leveraged bitcoin futures ETFs, any premium or discount in our Ordinary Shares relative to the value of our bitcoin holdings may increase or decrease in different market conditions.

As a result of the foregoing factors, availability of spot bitcoin ETPs on U.S. national securities exchanges could have a material adverse effect on the market price of our Ordinary Shares.

Our bitcoin treasury strategy subjects us to enhanced regulatory oversight.

As noted elsewhere in these Risk Factors, several spot bitcoin ETPs have received approval from the SEC to list their shares on a U.S. national securities exchange with continuous share creation and redemption at NAV. Even though we are not, and do not function in the manner of, a spot bitcoin ETP, it is possible that we nevertheless could face regulatory scrutiny from the SEC or other federal or state agencies due to our bitcoin holdings.

In addition, there has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While we have implemented and maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire our bitcoin through entities subject to anti-money laundering regulation and related compliance rules in the United States, if we are found to have purchased any of our bitcoin from bad actors that have used bitcoin to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in bitcoin by us may be restricted or prohibited.

We may consider issuing debt or other financial instruments that may be collateralized by our bitcoin holdings. We may also consider pursuing strategies to create income streams or otherwise generate funds using our bitcoin holdings. These types of bitcoin-related transactions are the subject of enhanced regulatory oversight. These and any other bitcoin-related transactions we may enter into, beyond simply acquiring and holding bitcoin, may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations.

Additional laws, guidance and policies may be issued by domestic and foreign regulators following the filing for Chapter 11 bankruptcy protection by FTX Trading, one of the world’s largest cryptocurrency exchanges, in November 2022. U.S. and foreign regulators have also increased enforcement activity thereafter, and regulatory requirements continue to evolve in response to FTX Trading’s collapse as well as changes in government policies regarding cryptocurrencies. Changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting bitcoin, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant costs or significantly limit our ability to hold and transact in bitcoin.

In addition, private actors that are wary of bitcoin or the regulatory concerns associated with bitcoin may in the future take further actions that may have an adverse effect on our business or the market price of our Ordinary Shares.

Due to the currently unregulated nature and lack of transparency surrounding the operations of many bitcoin trading venues, bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in bitcoin trading venues and adversely affect the value of our bitcoin.

Bitcoin trading venues are relatively new and, in many cases, currently unregulated. Even if regulated, such venues may not be complying with such regulations. Furthermore, there are many bitcoin trading venues that do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in bitcoin trading venues, including prominent exchanges that handle a significant volume of bitcoin trading and/or are subject to regulatory oversight, in the event one or more bitcoin trading venues cease or pause for a prolonged period the trading of bitcoin or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

In 2019 there were reports claiming that 80-95% of bitcoin trading volume on trading venues was false or non-economic in nature, with specific focus on currently unregulated exchanges located outside of the United States. The SEC also alleged as part of its June 2023, complaint that Binance Holdings Ltd. committed strategic and targeted “wash trading” through its affiliates to artificially inflate the volume of certain digital assets traded on its exchange. Such reports and allegations may indicate that the bitcoin market is significantly smaller than expected and that the United States makes up a significantly larger percentage of the bitcoin market than is commonly understood. Any actual or perceived false trading in the bitcoin market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of our bitcoin. Negative perception, a lack of stability in the broader bitcoin markets and the closure, temporary shutdown or operational disruption of bitcoin trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the bitcoin ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in bitcoin and the broader bitcoin ecosystem and greater volatility in the price of bitcoin. For example, in 2022, each of Celsius Network, Voyager Digital, Three Arrows Capital, FTX Trading, and BlockFi filed for bankruptcy, following which the market prices of bitcoin and other digital assets significantly declined. In addition, in June 2023, the SEC announced enforcement actions against Coinbase, Inc., and Binance Holdings Ltd., two providers of large trading venues for digital assets, which similarly was followed by a decrease in the market price of bitcoin and other digital assets. These were followed in November 2023, by an SEC enforcement action against Kraken, another large trading venue for digital assets. The failure of a major participant in the bitcoin ecosystem could have a material adverse effect on our financial conditions and results of operations.

The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of bitcoin and adversely affect our financial condition and results of operations.

The emergence or growth of digital assets other than bitcoin may have a material adverse effect on our financial condition. While bitcoin is generally considered the largest digital asset by market capitalization, there are numerous alternative digital assets and many entities, including the U.S. government, consortiums and financial institutions, are researching and investing resources into private or permissioned blockchain platforms or digital assets that do not use proof-of-work mining like the bitcoin network. For example, in late 2022, the Ethereum network transitioned to a “proof-of-stake” mechanism for validating transactions that requires significantly less computing power than proof-of-work mining. The Ethereum network has completed another major upgrade since then and may undertake additional upgrades in the future. If the mechanisms for validating transactions in Ethereum and other alternative digital assets are perceived as superior to proof-of-work mining, those digital assets could gain market share relative to bitcoin.

Other alternative digital assets that compete with bitcoin in certain ways include “stablecoins,” which are designed to maintain a constant price because of, for instance, their issuers’ promise to hold high-quality liquid assets (such as U.S. dollar deposits and short-term U.S. treasury securities) equal to the total value of stablecoins in circulation. Stablecoins have grown rapidly as an alternative to bitcoin and other digital assets as a medium of exchange and store of value, particularly on digital asset trading platforms.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China’s CBDC project was made available to consumers in January 2022, and governments including the European Union and Israel have been discussing the potential creation of new CBDCs. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could also compete with, or replace, bitcoin and other digital assets as a medium of exchange or store of value. As a result, the emergence or growth of these or other digital assets could cause the market price of bitcoin to decrease, which could have a material adverse effect on our financial condition, and operating results.

Bitcoin holdings are less liquid than cash and cash equivalents and may not be able to serve as a source of liquidity for us in the future to the same extent as cash and cash equivalents.

Historically, the bitcoin markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our bitcoin at favorable prices or at all. For example, a number of bitcoin trading venues temporarily halted deposits and withdrawals in 2022. As a result, bitcoin holdings may not be able to serve as a source of liquidity for us in the future to the same extent as cash and cash equivalents. Further, bitcoin we hold with our custodians and transact with our trade execution partners does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered bitcoin or otherwise generate funds using our bitcoin holdings, including in particular during times of market instability or when the price of bitcoin has declined significantly. If we are unable to sell our bitcoin, enter into additional capital raising transactions using bitcoin as collateral, or otherwise generate funds using our bitcoin holdings, or if we are forced to sell our bitcoin at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our bitcoin, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our bitcoin and our financial condition and results of operations could be materially adversely affected.

Security breaches and cyberattacks are of particular concern with respect to bitcoin holdings. Bitcoin and other blockchain-based cryptocurrencies and the entities that provide services to participants in the bitcoin ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400 million in digital assets from customers. A successful security breach or cyberattack could result in:

●	a partial or total loss of our bitcoin in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our bitcoin;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader bitcoin blockchain ecosystem or in the use of the bitcoin network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to bitcoin, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, we expect that unauthorized parties will attempt to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing Russia-Ukraine and Israel-Hamas conflicts, or other future conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the bitcoin industry, including third-party services on which we rely, could materially and adversely affect our financial condition and results of operations.

Regulatory change reclassifying bitcoin as a security could lead to our classification as an “investment company” under the 1940 Act and could adversely affect the market price of bitcoin and our financial conditions and results of operation.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in the 1940 Act, and are not registered as an “investment company” under the 1940 Act as of the date of this annual report.

While senior SEC officials have stated their view that bitcoin is not a “security” for purposes of the federal securities laws, a contrary determination by the SEC could lead to our classification as an “investment company” under the 1940 Act, if the portion of our assets consists of investments in bitcoins exceeds 40% safe harbor limits prescribed in the 1940 Act, which would subject us to significant additional regulatory controls that could have a material adverse effect on our business and operations and may also require us to change the manner in which we conduct our business.

We monitor our assets and income for compliance under the 1940 Act and seek to conduct our business activities in a manner such that we do not fall within its definitions of “investment company” or that we qualify under one of the exemptions or exclusions provided by the 1940 Act and corresponding SEC regulations. If bitcoin is determined to constitute a security for purposes of the federal securities laws, we would take steps to reduce the percentage of bitcoins that constitute investment assets under the 1940 Act. These steps may include, among others, selling bitcoins that we might otherwise hold for the long term and deploying our cash in non-investment assets, and we may be forced to sell our bitcoins at unattractive prices. We may also seek to acquire additional non-investment assets to maintain compliance with the 1940 Act, and we may need to incur debt, issue additional equity or enter into other financing arrangements that are not otherwise attractive to our business. Any of these actions could have a material adverse effect on our results of operations and financial condition. Moreover, we can make no assurance that we would successfully be able to take the necessary steps to avoid being deemed to be an investment company in accordance with the safe harbor. If we were unsuccessful, and if bitcoin is determined to constitute a security for purposes of the federal securities laws, then we would have to register as an investment company, and the additional regulatory restrictions imposed by 1940 Act could adversely affect the market price of bitcoin and in turn adversely affect the market price of our Ordinary Shares.

We may be subject to regulatory developments related to crypto assets and crypto asset markets, which could adversely affect our business, financial condition, and results of operations.

As bitcoin and other digital assets are relatively novel and the application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of bitcoin. The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin. For examples, see “Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty” elsewhere in these Risk Factors.

If bitcoin is determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of bitcoin and in turn adversely affect the market price of our Ordinary Shares. See “Regulatory change reclassifying bitcoin as a security could lead to our classification as an “investment company” under the 1940 Act, and could adversely affect the market price of bitcoin and our financial conditions and results of operation” elsewhere in these Risk Factors. Moreover, the risks of us engaging in a bitcoin treasury strategy have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

Our bitcoin treasury strategy exposes us to risk of non-performance by counterparties.

Our bitcoin treasury strategy exposes us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, our execution partners, custodians, if any, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of bitcoin, a loss of the opportunity to generate funds, or other losses.

Our primary counterparty risk with respect to our bitcoin is custodian performance obligations under the various custody arrangements we have entered into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, SEC enforcement actions against other providers, or placement into receivership or civil fraud lawsuit against digital asset industry participants have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading. Although these bankruptcies, closures and liquidations have not adversely impacted our bitcoin (which was only recently acquired), legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to our interests in the event one or more of our custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

When we hold our bitcoins, no assurance can be provided that our custodially-held bitcoin will not become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our bitcoin holdings, we would become subject to additional counterparty risks. Although no such strategies are contemplated at this time, we will need to carefully evaluate market conditions, including price volatility as well as service provider terms and market reputations and performance, among others, prior to implementing any such strategy, all of which could affect our ability to successfully implement and execute on any such future strategy. These risks, along with any significant non-performance by counterparties, including in particular the custodians with which we custody substantially all of our bitcoin, could have a material adverse effect on our business, prospects, financial condition, and operating results.

There is a risk that custodially-held bitcoin may become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings.

If our custodially-held bitcoin are considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such bitcoin and this may ultimately result in the loss of the value related to some or all of such bitcoin. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc. and Binance Holdings Ltd., the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company, have highlighted the counterparty risks applicable to owning and transacting in digital assets. Although these bankruptcies, closures, liquidations and other events have not resulted in any loss or misappropriation of our bitcoin, nor have such events adversely impacted our access to our bitcoin, they have, in the short-term, likely negatively impacted the adoption rate and use of bitcoin. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of bitcoin, limit the availability to us of financing collateralized by bitcoin, or create or expose additional counterparty risks. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our bitcoin. Even if we are able to prevent our bitcoin from being considered the property of a custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that we would still be delayed or may otherwise experience difficulty in accessing our bitcoin held by the affected custodian during the pendency of the insolvency proceedings. Any such outcome could have a material adverse effect on our financial condition and the market price of our Ordinary Shares.

A temporary or permanent blockchain “fork” to bitcoin or other crypto assets could adversely affect our business.

Blockchain protocols, including bitcoin, are open source. Any user can download the software, modify it, and then propose that bitcoin or other blockchain protocols users and miners adopt the modification. When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the bitcoin or other blockchain protocol networks, as applicable, remain uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork”, i.e., “split” of the impacted blockchain protocol network and respective blockchain, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two parallel versions of the bitcoin or other blockchain protocol network, as applicable, running simultaneously, but with each split network’s crypto asset lacking interchangeability. A “hard fork” - where there is disagreement among the users about the rules of the network - can have a significant negative impact on value of the crypto asset.

The bitcoin has been subject to “forks” that resulted in the creation of new networks, including bitcoin cash ABC, bitcoin cash SV, bitcoin diamond, bitcoin gold and others. Some of these forks have caused fragmentation among platforms as to the correct naming convention for forked crypto assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked crypto assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked crypto assets, and which results in further confusion to customers as to the nature of assets they hold on platforms, and which can negatively impact the value of the crypto assets. In addition, several of these forks were contentious and as a result, participants in certain communities may harbor ill will towards other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of bitcoin, or any of their forked alternatives.

Furthermore, hard forks can lead to new security concerns. For instance, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Ethereum through at least October 2016, resulting in significant losses to some crypto asset platforms. Similar replay attacks occurred in connection with the bitcoin cash and bitcoin cash SV network split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making crypto assets that rely on proof-of-work more susceptible to attack, as has occurred with Ethereum Classic.

We may not immediately or ever have the ability to withdraw a forked or airdropped bitcoin by virtue of bitcoins that we may hold with our custodians in the future. Future forks may occur at any time. A fork can lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of our and our assets.

Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use Bitcoin or to exchange them for fiat currency.

One or more countries, such as India or Russia, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use Bitcoin or to exchange them for fiat currency. In some nations, including China, it is illegal to accept payment in Bitcoin for consumer transactions and banking institutions are barred from accepting deposits of digital assets. Such restrictions may adversely affect us as the large-scale use of Bitcoin as a means of exchange is presently confined to certain regions.

The regulatory environment regarding digital assets and digital asset mining is in flux, and we may become subject to changes to and/or additional laws and regulations that may limit our ability to operate.

As digital assets have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies (including FinCEN, OFAC, SEC, CFTC, FINRA, the Consumer Financial Protection Bureau (“CFPB”), the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Federal Reserve and state financial institution and securities regulators) have been examining the operations of digital asset networks, digital asset users and the Digital Asset Markets, with particular focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, evade sanctions, or fund criminal or terrorist enterprises and the safety and soundness of trading platforms and other service providers that hold or custody digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. Ongoing and future regulatory actions with respect to digital assets generally or Bitcoin in particular may have an adverse impact on our business, prospects and operations. Moreover, the failure of FTX in November 2022 and the resulting market turmoil substantially increased regulatory scrutiny in the United States and globally and led to criminal investigations, SEC enforcement actions and other regulatory activity across the digital asset ecosystem.

There have also been several bills introduced in Congress that propose to establish additional regulation and oversight of the digital asset markets. For example, the CLARITY Act was passed by the House of Representatives in July 2025, which would, if enacted, regulate digital asset markets and digital asset trading platforms in the United States. In addition, also in July 2025, the Guiding and Establishing National Innovation for U.S. Stablecoins Act of 2025 (the “GENIUS Act”) became the first federal law specifically regulating the issuance, custody and other stablecoin-related matters in the United States.

It is difficult to predict whether, or when, the CLARITY Act or another Bill that would regulate digital asset markets and digital asset trading platforms may become law or whether any new law will lead to Congress granting additional authorities to the SEC or other regulators, what the nature of such additional authorities might be, how additional legislation and/or regulatory oversight might impact the ability of digital asset markets to function or how any new regulations or changes to existing regulations might impact the value of digital assets generally and Bitcoin specifically. The consequences of increased federal regulation of digital assets and digital asset activities could have a material adverse effect on our business and operations.

Furthermore, changes in U.S. political leadership and economic policies may create uncertainty that materially affects the price of digital assets. For example, on March 6, 2025, President Trump signed an Executive Order to establish a Strategic Bitcoin Reserve and a United States Digital Asset Stockpile. Pursuant to this Executive Order, the Strategic Bitcoin Reserve will be capitalized with Bitcoin owned by the Department of Treasury that was forfeited as part of criminal or civil asset forfeiture proceedings, and the Secretaries of Treasury and Commerce are authorized to develop budget-neutral strategies for acquiring additional Bitcoin, provided that those strategies impose no incremental costs on American taxpayers. Conversely, the Digital Asset Stockpile will consist of all digital assets other than Bitcoin owned by the Department of Treasury that were forfeited in criminal or civil asset forfeiture proceedings, but the U.S. Government will not acquire additional assets for the U.S. Digital Asset Stockpile beyond those obtained through such proceedings. The anticipation of a U.S. government-funded strategic cryptocurrency reserve had motivated large-scale purchases of various digital assets in the expectation of the U.S. government acquiring those digital assets to fund such reserve, and the market price of some digital assets decreased significantly as a result of the ultimate content of the Executive Order. Any similar action or omission by the U.S. federal administration or other government authorities may negatively and significantly impact the price of digital assets.

Law enforcement agencies have often relied on the transparency of blockchains to facilitate investigations. However, certain privacy-enhancing features have been, or are expected to be, introduced to a number of digital asset networks. If the Bitcoin network were to adopt any of these features, these features may provide law enforcement agencies with less visibility into transaction-level data. Europol, the EU’s law enforcement agency, released a report in October 2017 noting the increased use of privacy-enhancing digital assets like Zcash and Monero in criminal activity on the internet. In August 2022, OFAC banned all U.S. citizens from using Tornado Cash, a digital asset protocol designed to obfuscate blockchain transactions, by adding certain Ethereum wallet addresses associated with the protocol to its Specially Designated Nationals list and Blocked Persons List, though it has since removed the Tornado Cash smart contracts from this list. In October 2023, FinCEN issued a notice of proposed rulemaking that identified convertible virtual currency (“CVC”) mixing as a class of transactions of primary money laundering concern and proposed requiring covered financial institutions to implement certain recordkeeping and reporting requirements on transactions that covered financial institutions know, suspect or have reason to suspect involve CVC mixing within or involving jurisdictions outside the United States. In April 2024, the DOJ arrested and charged the developers of the Samourai Wallet mixing service with conspiracy to commit money laundering and conspiracy to operate an unlicensed money transmitting business. In May 2024, a cofounder of Tornado Cash was sentenced to more than five years imprisonment in the Netherlands for developing Tornado Cash on the basis that he had helped launder more than $2 billion worth of digital assets through Tornado Cash. Additional regulatory action with respect to privacy-enhancing digital assets and protocols is possible in the future.

As digital assets have grown in both popularity and market size, governments around the world have reacted differently. Certain governments have deemed digital assets illegal or have severely curtailed the use of digital assets by prohibiting the acceptance of payment in Bitcoin and other digital assets for consumer transactions, barring banking institutions from accepting deposits of digital assets, or introducing punitive taxes on digital asset transactions. Other nations, however, allow digital assets to be used and traded without restriction. In some jurisdictions, such as in the United States, digital assets and products and services in the digital asset markets are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. There is a risk that relevant authorities in any jurisdiction may impose more onerous regulation on Bitcoin, for example banning its use, regulating its operation, or otherwise changing its regulatory treatment. Such changes may introduce a cost of compliance, or have a material impact on our business model, and therefore our financial performance and shareholder returns. If the use of Bitcoin is made illegal in jurisdictions where Bitcoin is currently traded in heavy volumes, the available market for Bitcoin may contract. For example, on September 24, 2021, the People’s Bank of China announced that all activities involving digital assets in mainland China are illegal, which corresponded with a decrease in the price of Bitcoin. If another government with considerable economic power were to ban digital assets or related activities, this could have further impact on the price of Bitcoin.

Digital asset trading platforms and mining pools may also be subject to increased regulation and there is a risk that increased compliance costs are passed through to users, including us, as we exchange Bitcoin earned through our mining activities. There is a risk that a lack of stability in digital asset trading platforms and the closure or temporary shutdown of digital asset trading platforms and/or mining pools which we utilize due to fraud, business failure, hackers or malware, or government-mandated restrictions may reduce confidence in the Bitcoin network and result in greater volatility in or suppression of Bitcoin’s value and consequently have an adverse impact on our operations and financial performance. Digital asset trading platforms and mining pools typically offer a number of services, in addition to their core services. There is a risk that regulation or enforcement actions targeting digital asset trading platforms’ or mining pools’ non-Bitcoin activity could disrupt their Bitcoin-related services that we rely on.

We cannot be certain as to how future regulatory developments will impact the treatment of Bitcoin under the law, and ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of Bitcoin and materially and adversely impact our business. If we fail to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategies at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any digital assets we plan to hold or expect to acquire for our own account.

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

On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Cybersecurity Review Measures for public comments, which required that, among others, in addition to “operator of critical information infrastructure,” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the Cybersecurity Review Measures were promulgated and took effect on February 15, 2022, which provide that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should be subject to cybersecurity review.

On November 14, 2021, the Cyberspace Administration of China released the Regulations on Network Data Security (draft for public comments) and will accept public comments until December 13, 2021. On September 24, 2024, the Regulation on Network Data Security Management were promulgated and took effect on January 1, 2025. Where a network data processor carries out network data processing activities that affect or may affect national security, it shall conduct a national security review in accordance with relevant state regulations. We do not believe, as advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), that we or any of the PRC subsidiaries may be considered to be an “operator of critical information infrastructure”, or “online platform operators,” as mentioned above; however, there can be no assurance that the Cybersecurity Review Measures and the Regulation on Network Data Security Management will not be amended, modified, or replaced in the future, and it remains unclear how the Opinions will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On February 17, 2023, the CSRC issued the Trial Administrative Measures for the Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Trial Measures Trial Measures, which came into force on March 31, 2023. These Rules propose to establish a new filing-based regime to regulate overseas offerings and listings by Chinese domestic companies. According to the Trial Measures, among other things, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Administrative Measures within three working days following their submission of initial public offering (“IPO”), listing applications, or completion of subsequent securities offerings. For subsequent securities offerings, the filing must be completed within three working days following the completion of the offering. The Trial Measures apply to both IPO and subsequent securities offerings of the company in the same overseas market where it has previously offered and listed securities. Under these rules, companies like ours must file with the CSRC within three working days after completing a post-IPO securities offering. See “Item 3. Key Information-D. Risk Factors-Risks Related to doing business in China-Additional compliance procedures may be required in connection with our subsequent securities offerings, due to the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, which could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless”.

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

On February 17, 2023, the CSRC issued the Trial Measures, which became effective on March 31, 2023. These rules propose to establish a new filing-based regime to regulate overseas offerings and listings by Chinese domestic companies. According to the Trial Measures, among other things, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of Trial Measures within three working days following their submission of IPOs, listing applications, or completion of subsequent securities offerings. The Trial Measures apply to both IPOs and subsequent securities offerings of the company in the same overseas market where it has previously offered and listed securities. Under these rules, companies like ours must file with the CSRC within three working days after completing a post-IPO securities offering. In the event that filings with the CSRC are required, we cannot assure you that we can complete the filing procedures, obtain the approvals, or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure to do so would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on our operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our Ordinary Shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless. Furthermore, on February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which also became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service (either incorporated domestically or overseas) providers that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret or working secret of government agencies, or harm national security and public interests. Therefore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. The above-mentioned documents and materials that, if leaked, will be detrimental to national security or public interest, therefore, the domestic company shall strictly fulfill relevant procedures stipulated by applicable regulations. Furthermore, a domestic company that provides accounting archives or copies of accounting archives to any entities, including securities companies, securities service providers and overseas regulators and individuals, shall fulfill due procedures in compliance with applicable regulations. Working papers produced in mainland China by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in mainland China. Where such documents need to be transferred or transmitted to areas outside of mainland China, relevant approval procedures stipulated by regulations shall be followed. We may be required to perform additional procedures in connection with the provision of accounting archives. The specific requirements of the relevant procedures are currently unclear, and we cannot be certain whether we will be able to perform the relevant procedures.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We would be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC was assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

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

China’s economy has grown significantly in recent years; however, there can be no assurance that such growth will continue. The PRC government exercises control over China’s economic growth through the allocation of resources, managing cross-border capital flows and overseeing the settlement of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures benefit the overall economy of China, but may also have a negative effect on our business. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. As such, our future success is, to some extent, dependent on the economic conditions in China, and any significant downturn in market conditions may materially and adversely affect our business prospects, financial condition, results of operations and prospects.

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

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC national or local government and has not received any denial to list on the U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even if such permission is obtained, whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

The risk that the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.

In the opinion of our PRC counsel, Dacheng, on December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (“the “CAC Revised Measures”) to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022. The CAC Revised Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, network platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Review Office of the PRC. According to the CAC Revised Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The CAC Revised Measures require that a network platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

As of the date of this annual report, we have not received any notice from any authorities identifying the PRC subsidiaries as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. According to the CAC Revised Measures and based on the opinion of our PRC counsel, Dacheng, we believe that the operations of the PRC subsidiaries and our listing will not be affected and that we will not be subject to cybersecurity review by the CAC, given that the PRC Subsidiaries possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the CAC Revised Measures and the Network Data Security Management will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the CAC Revised Measures and the Network Data Security Management. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its annual after-tax profits to the statutory surplus reserve until the aggregate amount of such reserves reaches 50% of its registered capital. The statutory surplus reserve is not distributable as cash dividends. Legacy balances of the staff welfare and bonus fund, if any, must continue to be used for their originally designated purposes and are also not distributable as dividends.

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

Any loans to our PRC subsidiaries are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. According to the Interim Measures on the Management of Foreign Debts promulgated by SAFE, the Ministry of Finance and the National Development and Reform Commission on January 8, 2003 and became effective on September 1, 2022, the statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce (the “MOFCOM”) or its local counterpart and the amount of registered capital of such foreign-invested company. According to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, or Circular 9, the maximum amount of foreign debt that each of our PRC subsidiaries or our consolidated variable interest entity is allowed to borrow is two times of their respective net assets as indicated in their respective latest audited financial reports. Pursuant to Circular 9 and other PRC laws and regulations regarding foreign debt, within a one-year grace period starting from January 11, 2017, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital as approved by the MOFCOM or its local counterpart, or two times of their respective net assets. With respect to our consolidated variable interest entity, the limit for the total amount of foreign debt is two times of its respective net assets pursuant to Circular 9.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions are subject to registration with the local market regulatory authority and filing with the Ministry of Commerce under the Foreign Investment Law. On March 30, 2015, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 19 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; and (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the cash provided by our offshore financing activities to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new variable interest entities in the PRC.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the State Administration for Market Regulation shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We are a British Virgin Islands incorporated company and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of December 31, 2025, 2024, and 2023, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we recorded net losses for the years ended December 31, 2025, 2024, and 2023 and did not distribute any dividend for the year ended December 31, 2025, 2024, and 2023. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid to Vande, our Hong Kong subsidiary.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing the Notice of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax Treatment of Enterprise Reorganization (the “Circular 59”) and the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Gain Derived from Equity Transfer Made by Non-Resident Enterprise (the “Circular 698”), which became effective in January 2008, and the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Properties by Non-Resident Enterprises (the “Circular 7”) in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

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

We face uncertainties about the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our Company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 698 and Circular 7, and may be required to expend valuable resources to comply with Circular 59, Circular 698 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq require significantly heightened corporate governance practices for public companies. These rules and regulations may increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

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

We may incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. Given that it has been over five years of our IPO, we are no longer an “emerging growth company” pursuant to the JOBS Act. As a result, we are no longer able to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

These rules and regulations increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. Being no longer an “emerging growth company,” we may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. Operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we may incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

Being a public company, these new rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

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

We are in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer a smaller reporting company, our management will be required to report on our internal controls over financial reporting under Section 404.

As of December 31, 2025, our management assessed the effectiveness of our internal control over financial reporting. The material weaknesses identified by management is that we do not have in-house accounting personnel with sufficient knowledge of US GAAP and SEC reporting experiences. Management concluded that our internal control over financial reporting was ineffective as of December 31, 2025.

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

Although we are a BVI-incorporated company, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, two of our directors, Mr. Handy Wijaya and Mr. Yan Siook Yi, reside in Hong Kong, while the other directors and all executive officers reside in mainland China; a substantial portion of the assets of these persons are located in mainland China or Hong Kong. As a result, it may be difficult, impractical or impossible for you to effect service of process within the United States upon us or these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We are incorporated in the British Virgin Islands and conduct substantially all of our operations in China through our wholly-foreign owned enterprise and the variable interest entity. All our directors and executive officers reside outside the United States and all their assets are located outside of the United States. Two of our directors, Mr. Handy Wijaya and Mr. Yan Siook Yi, reside in Hong Kong, while the other directors and all executive officers reside in mainland China; their assets are located in mainland China or Hong Kong. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the British Virgin Islands or in China in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the British Virgin Islands and China may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs will be governed by our memorandum and articles of association, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are, to a large extent, governed by the common law of the British Virgin Islands and the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our Ordinary Shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company and whose management, directors and/or major shareholders were also incorporated, resident, or otherwise established in a United States jurisdiction.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Based upon our income and assets, and the value of our Ordinary Shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2025 or that we will be a PFIC for the taxable year ending December 31, 2026 and we do not anticipate becoming a PFIC in the foreseeable future. See the discussion of the PFIC rules under “E. Taxation - United States Federal Income Taxation” below.

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

In addition to market and industry factors, the price and trading volume for our shares may be highly volatile due to a number of factors, including the following:

●	regulatory developments affecting us or our industry and customers;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in the market condition, market potential and competition in the skincare sector;
●	announcements by us or our competitors of new products, services, expansions, investments, acquisitions, strategic partnerships or joint ventures;
●	fluctuations in global and Chinese economies;
●	changes in financial estimates by securities analysts;
●	adverse publicity about us;
●	additions or departures of our key personnel and senior management;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations

We are required to comply with economic substance requirements in the British Virgin Islands.

The British Virgin Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (as amended, the “ESA”) came into force in the British Virgin Islands introducing certain economic substance requirements for British Virgin Islands tax resident companies which are engaged in certain “relevant activities,” which in our case applies for financial years from 2019 onwards.

At present, the activities which are conducted by us would constitute holding business. As of the date of this annual report, we expect that the ESA will have little material impact on us or our operations, however, because the legislation is still a relatively new regime and remains subject to further clarification and interpretation, it may not be possible to ascertain the precise impact of any legislative changes or changes in official guidance on us. We are required to make an annual filing with the British Virgin Islands International Tax Authority confirming if we carried out any “relevant activities” during the preceding financial period and, if so, providing certain prescribed information.

If our activities change or if the scope of the “relevant activities” is changed by subsequent legislation, we may be required to increase our substance in the British Virgin Islands to satisfy such requirements, which could result in additional costs that could adversely affect our financial condition or results of operations. If we were required to satisfy economic substance requirements in the British Virgin Islands but failed to do so, we could face financial penalties, restriction or regulation of our business activities and/or may be struck off as a registered entity in the British Virgin Islands or liquidated.

Any of these factors may result in large and sudden changes in the volume and price at which our shares will trade.

Item 4. Information on the Company

A. History and development of the Company.

Unless otherwise indicated, the share numbers set forth below in this Item 4.A. are presented on a pre-reverse split basis as they existed at the relevant time and do not reflect the 2025 Reverse Split (as defined below) or the 2026 Reverse Split (as defined below).

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

On October 6, 2021, we changed our name from “Wunong Net Technology Company Limited” to Meiwu Technology Company Limited.

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

On December 24, 2024, the Company, Magnum International Holdings Limited, a British Virgin Islands company with limited liabilities and a wholly owned subsidiary of the Company (“Magnum”) and an individual that is not affiliated with the Company or any of its directors or officers (the “Purchaser”) entered into a certain share transfer agreement (“Magnum Disposition Agreement”). Pursuant to the Magnum Disposition Agreement, the Purchaser agreed to purchase all the equity interests of Magnum for $10. On December 31, 2024, the transaction contemplated therein (the “Magnum Disposition”) was closed, and the Purchaser became the sole shareholder of Magnum and as a result, assume all assets and liabilities of Magnum and subsidiaries owned or controlled by Magnum.

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

On March 6, 2025, Xiamen Chunshang incorporated a limited liability company under the laws of People’s Republic of China, Guangzhou Tianhe District Chunran Health Consulting Co., Ltd. (“Guangzhou Chunran”).

On April 1, 2025, the Company effectuated the 2025 Reverse Split of its Ordinary Shares on an one-for-twenty basis. In connection with the 2025 Reverse Split, the Company’s shareholders received one new Ordinary Share of the Company for every twenty Ordinary Shares they held. The Company’s Ordinary Shares began trading on a 2025 Reverse Split-adjusted basis when the market opened on April 1, 2025. The Company’s authorized share capital and par value remained unchanged following the 2025 Reverse Split, as unlimited Ordinary Shares with no par value.

On March 17, 2026, the Company effectuated the 2026 Reverse Split of its Ordinary Shares on an one-for-one hundred basis. In connection with the 2026 Reverse Split, the Company’s shareholders received one new Ordinary Share of the Company for every one hundred Ordinary Shares they hold. The Company’s Ordinary Shares began trading on a 2026 Reverse Split-adjusted basis when the market opened on April 6, 2026. The Company’s authorized share capital and par value remained unchanged following the 2026 Reverse Split, as unlimited Ordinary Shares with no par value.

The following diagram illustrates our current corporate structure as of the date of this annual report:

Meiwu Technology Company Limited
(British Virgin Island)
“Meiwu”
100%
100%
100%
Shenzhen Vande Technology Co., Ltd.
(Hong Kong)
“Vande”
Mahaotiaodong Information
Technology Company
(British Virgin Island)
“Mahao BVI”
100%
100%
100%
Guogangtong Trading
(Shenzhen) co..Ltd
“(PRC)"
Guogangtong"
Xiamen Chunshang Health Technology
Co., Ltd.
(PRC)
"Xiamen Chunshang"
Delimond Limited
(Hong Kong)
“Delimond”
100%
100%
Guangzhou Tianhe District Chunran
Health Consulting Co., Ltd.
(PRC)
"Guangzhou Chunran"
Code Beating (Xiamen) Technology
Co., Ltd.
(PRC)
“Code Beating”

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

In addition, as previously disclosed, the Company sold 30,000,000 Ordinary Shares (the “Resale Shares”) to Mr. Changbin Xia, the chairman of the board of directors of the Company, at an offering price of $0.80 per share, pursuant to a certain securities purchase agreement dated October 22, 2024 (the “Private SPA”). The Resale Shares were also registered in the Registration Statement. The Company did not receive any proceeds from the sale of such Resale Shares.

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

Private Placement in 2025

On September 5, 2025, Mr. Xia purchased 12,000,000 restricted Ordinary Shares (on a pre-2026 Reverse Split basis) at a per share price of $0.80, pursuant to a certain securities purchase agreement (the “2025 SPA”), entered into between the Company and Mr. Changbin Xia.

The transaction was closed on September 10, 2025.

Primary Public Offering in 2026

On January 26, 2026, the Company entered into a certain securities purchase agreement (the “2026 Primary Offering SPA”), with certain investors for a best-efforts offering (the “2026 Primary Offering”) of 38,000,000 Ordinary Shares (on a pre-2026 Reverse Split basis) (the “2026 Primary Offering Shares”) of the Company, at an offering price of $0.80 per share.

The 2026 Primary Offering was closed on January 29, 2026, upon satisfaction of all closing conditions as set forth in the 2026 Primary Offering SPA. The 2026 Primary Offering Shares were sold pursuant to a registration statement on Form F-1, as amended (File No. 333-291618, the “2026 Registration Statement”), initially filed with the Commission on November 18, 2025, which was declared effective by the Commission on January 22, 2026. A final prospectus dated January 27, 2026 relating to this 2026 Primary Offering was filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

The Company received net proceeds of $30,224,051 from the 2026 Primary Offering. The Company intends to use the net proceeds from the 2026 Primary Offering for the further development of its functional skincare business, specifically, the expansion of its marketing, branding and distribution network, and the purchase of bitcoins as part of our treasury asset allocation, as disclosed in the 2026 Registration Statement. As of the date of this annual report, the Company has used approximately $9.705 million in the marketing and promotional activities for its functional skincare business, including hosting business development events and expanding our new media department and operations. The Company also intends to allocate a portion of the proceeds to pursue strategic acquisitions, including a potential acquisition of a downstream channel distributor to expand our business and market presence. As of the date of this annual report, we have not identified any target /entered into any definitive agreement with respect to such proposed acquisition.

In addition, as previously disclosed, the Company sold 12,000,000 Ordinary Shares (on a pre-2026 Reverse Split basis) (the “2026 Resale Shares”) to Mr. Changbin Xia, at an offering price of $0.80 per share, pursuant to 2025 SPA. The resale and the offering of the 2026 Resale Shares were also registered in the 2026 Registration Statement. The Company does not receive any proceeds from the sale of such 2026 Resale Shares by Mr. Changbin Xia.

Concurrently with the Company’s execution of the 2026 Primary Offering SPA, Mr. Xia entered into a certain lock-up agreement (the “2026 Lock-Up Agreement”) pursuant to which, Mr. Xia agreed not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer (excluding intra-family transfers, transfers to a trust for estate planning purposes or to beneficiaries of officers, directors and shareholders upon their death), or otherwise dispose of or enter into any transaction which may result in the disposition of any Ordinary Shares or securities convertible into, exchangeable or exercisable for any Ordinary Shares, without the prior written consent of the Company, for a period of one hundred and eighty (180) days following the date of the 2026 Lock-Up Agreement (the “Lock-Up Period”).

Registered Direct Offering in March 2026

On March 18, 2026, the Company entered into a certain securities purchase agreement with certain investors for the purchase and sale of an aggregate of 6,999,996 of the Company’s Ordinary Shares (on a pre-2026 Reverse Split basis) and warrants (the “Warrants”) to purchase up to 6,999,996 Ordinary Shares (on a pre-2026 Reverse Split basis) at an exercise price of $2.00 per share. The net proceeds from this offering were $12,651,733.

The Warrants are immediately exercisable and will expire in one year following the initial issuance date. A holder of Warrants may, at any time and in its sole discretion, exercise its Warrants in whole or in part by means of a “zero price exercise” option in which the holder is entitled to receive a number of Ordinary Shares equal to the product of (a) the number of Ordinary Shares that would be issuable upon exercise of the Warrant in accordance with the terms of such Warrant if such exercise were by means of a cash exercise rather than a cashless exercise and (b) the quotient obtained by dividing (i) the exercise price minus the lowest VWAP (as defined in the form of Warrant) of the Ordinary Shares during the ten (10) trading days immediately prior to the applicable exercise date (such VWAP, the “Low Price”) by (ii) 50% of the Low Price. This “zero price exercise” option is only available at a time when the applicable Low Price is lower than the then applicable exercise price. At no time can the Low Price be lower than $0.40 (the “Floor Price”). Accordingly, if the holder elects the zero price exercise option, the number of shares of Ordinary Shares issuable upon exercise of the Warrants could increase to up to an aggregate of 83,999,952 (on a pre-2026 Reverse Split basis), assuming the Low Price equals the Floor Price at the time of such election.

The securities in the Offering are being offered pursuant to a securities purchase agreement with certain investors (the “Securities Purchase Agreement”) and the Company’s registration statement on Form F-3 (File No. 333-292111), as amended, which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 12, 2025 and was declared effective by the SEC on February 24, 2025.

Pursuant to the Securities Purchase Agreement, the Company has agreed not to (i) issue or enter into an agreement to issue any Ordinary Shares or Ordinary Share Equivalents (as defined in the Securities Purchase Agreement), or (ii) file any registration statement or amendment or supplement thereto, subject to certain exceptions, for a period of 45 days beginning on the date of the Securities Purchase Agreement and ending on 45 days following the closing date. The Company has also agreed not to enter into or effect any Variable Rate Transaction (as defined in the Securities Purchase Agreement) beginning on the date of the Securities Purchase Agreement and ending on 45 days following the closing date.

In connection with the offering, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent acted as sole placement agent for this offering and receive at the closing of the offering a cash fee equal to 7% of the gross proceeds, a non-accountable expenses allowance of 0.5% of the gross proceeds of the offering and reimbursement for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $100,000.

In addition, on March 17, 2026, each of the directors and officers of the Company, as well as shareholders who beneficially own more than 5% of the issued and outstanding Ordinary Shares, entered into a certain lock-up agreements (the “Lock-Up Agreements”), pursuant to which each of them has agreed, among other things, not to sell or dispose of any Ordinary Shares which are or will be beneficially owned by them for ninety (90) days following the closing of the offering.

The offering closed on March 18, 2026. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes, including expenditures related to the proposed acquisition of distributors. However, the management of the Company will have discretion in allocating the net proceeds in accordance with the above priorities and purposes, depending on general operating costs and expenditures and the changing needs of the Company’s business.

B. Business overview

We are a British Virgin Islands company incorporated on December 4, 2018. We do not have material operation and we conduct our business in China through our subsidiaries.

Functional Skincare Business

In the last quarter of 2024, the management has decided to implement a strategic transition in the Company’s business to expand into the sales of functional skincare products and launched this functional skincare business. For the year ended December 31, 2025, the functional skincare business accounted for 100% of our total revenue.

Products and Services

We aim to build a comprehensive online ecosystem with stable supply chain for our functional skincare products. This initiative was originally scheduled to launch in the fourth quarter of 2025 but has been rescheduled to the third quarter of 2026 to integrate our proposed AI-driven functional skincare system. This will include upstream product research and development of the skincare products, midstream distributor support and training, and downstream franchisee partnerships for functional skincare stores. We will connect three key groups in this business: stores, professionals in functional skincare, and consumers.

Xiamen Chunshang’s current product offerings include essence, serum, collagen and prebiotics solid beverage. Through its wholly owned subsidiary, Xiamen Chunshang, the Company has acquired of trademarks, entered into cooperation agreement with a research company, entry into letters of intent with four distributors, and hired of two skincare product engineers. As of the date of this annual report, we entered into certain trademark transfer agreements to acquire trademarks of “MQIANS”, “Chunran”, “秘莳”, and “纯然时代” from Guangzhou Meixing Health Information Group Co., Ltd. (“Guangzhou Meixin”); trademarks of “艾姝俪Aishuli”, “后小白HOUXIAOBAI” and “施华舒SHIHUASHU” from Guangzhou Shiji Shengxin Biotechnology Co., Ltd, (“Guangzhou Shengxin”), acquire trademarks of “奢幻”, “GF ZHIYE”, “功肤之夜”, and “嫃眉时代” from Guangzhou Meixing Health Technology Co, Ltd., acquire “悦春晓” from Nanchang Boyintu Business and Commerce Co, Ltd，and acquire “肌小花”，”轻纯季节”, “浸朵”，”梵少女 “ and “奥米星” from certain individuals.

Training Services

We launched our training services in October 2024 in connection with our functional skincare product sales. Our training services are designed to assist our customers, including store owners and distributors, but are also open to other individuals or entities not associated with us, in training and onboarding sales personnel, executing marketing campaigns and generating customer leads. We offer training in skincare marketing, as well as skincare service techniques and affiliate store operational management. For marketing training, we provide instruction on promotional material design and production, short-form video production, sales scripts, and the planning and execution of quarterly and annual promotional campaigns. To enhance the marketing effectiveness of our affiliate stores, our training programs also include incentive scheme design, product selection and presentation, and customized group training services delivered through WeChat chat groups. For new personnel associated with our affiliate stores, we offer a structured 30-day online marketing training program. The fee arrangements for our training services can be categorized into the following scenarios: (i) store owners or distributors who purchase products in large quantities may access training courses free of charge; (ii) store owners or distributors who purchase products in smaller quantities may obtain training courses at preferential rates, typically bundled with their product sales agreements; (iii) certain store owners or distributors may elect to participate in training prior to purchasing products, in which case a separate training agreement is entered into; and (iv) individuals or entities not associated with us will enter into separate training agreements.

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

In June 25, 2025, Xiamen Chunshang entered into a functional skincare products research and development service agreement with Guangdong Daao Biotechnology Research Institute Co., Ltd. on June 25, 2025 to develop skincare product formulations with properties targeting anti-aging, skin brightening, and sensitivity reduction, with a total consideration of approximately US$3.5 million.

Xiamen Chunshang entered into two patents transfer agreements with Meixing Biotechnology Research Institute Co., Ltd. on May 20, 2025 and June 30, 2025, respectively, to acquire a total of six skincare formulations or products with a consideration of approximately US$1.46 billion. The target patents were transferred in November 2025.

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

We believe that social media will be the engine that fuels our next stage of growth. The increase in sales of our functional skincare products is directly related to the increase in new customers and consequently, product consumption. We believe that new customers are often swayed by social media messages of the benefits of consuming our functional skincare products. As such we have made a concerted effort to utilize social media to increase awareness of our Company and its offerings.

We use information technology to track operations-related data indicators, including but not limited to daily, weekly and monthly sales, new registered users, new user orders and amounts, number of active users and their orders, single product sales amounts and sales performance rankings, etc. Such information is, however, discrete and localized and not used to assess our performance as a whole.

We conduct our marketing campaigns through a combination of online marketing and offline brand alliance store expansion. We have established a new media operations department to manage promotional accounts on major social media platforms in China, including TikTok, Rednote, WeChat video accounts and official accounts. Through these platforms, we conduct live-streaming sessions and disseminate promotional content relating to its products.

In addition, we expect to establish a brand alliance network of approximately 1,500 affiliate stores for the distribution of our functional skincare products. These stores consist of our existing business partners, as well as new partners recruited through franchise recruitment events. In connection with this, we have recruited 10 marketing staff and provide them with internal training on marketing plans and skills. In addition, we regularly hold monthly business promotion salons and events across various cities in China to recruit and develop affiliate stores. We subsidize our partners and affiliate stores for the replacement of store signage with standardized Company-branded signage, coupled with a one-year sales commitment, to ensure a rapid increase in our offline brand’s exposure. We believe these measures will significantly enhance brand visibility and recognition, strengthen brand influence, and promote product sales.

Furthermore, the Company provides training to partner stores with respect to technical knowledge of functional skincare products and the implementation of unified promotional programs developed by the Company.

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

A quality control team-reporting directly to Xiamen Chunshang’s head of quality and safety department-oversees this framework. The team operates separately from commercial functions and is responsible for executing the following core functions:

Supplier and Product Compliance

●	Onboarding Oversight: Xiamen Chunshang conducts rigorous qualification reviews of new suppliers and brand partners, ensuring all manufacturers hold valid cosmetics production licenses and that all products are duly registered or filed with regulatory authorities.

●	Initial Product Testing: For any new product procured (i.e., “first-time purchase products”), third-party labs are engaged to conduct random batch testing, targeting contaminants such as heavy metals and microbial agents. Current testing coverage is approximately 90%.

●	Annual Surprise Inspections: Xiamen Chunshang commissions independent blind testing of 100% of listed SKUs each year, with results archived for at least three years.

●	Dynamic Risk Rating: Suppliers are continuously evaluated based on testing pass rates and customer complaint frequency, enabling tiered risk management.

Warehousing and Logistics Compliance

●	Environmental Controls: Warehousing facilities are climate-controlled (maintained at 24°C ± 2°C), with temperature and humidity logs recorded three times daily. Cold-chain products are stored using industry-standard refrigeration equipment.

●	Shelf-Life Monitoring: Products approaching expiry (within 90 days) are automatically flagged by the Company’s logistics system and removed from distribution.

●	Full Traceability: Xiamen Chunshang utilizes item-level digital tracking (e.g., RFID or QR codes) to maintain complete traceability from supplier to end consumer.

Channel Governance and Risk Mitigation

●	Marketing Compliance: All product marketing content is subject to diligent legal review. Claims that imply therapeutic or medical effects are strictly prohibited under PRC advertising laws and internal policy.

●	Price and Distributor Oversight: Xiamen Chunshang enforces price and sales channel compliance through quality assurance agreements. Any distributor found engaging in unauthorized pricing tactics or bundling practices is subject to immediate contract termination.

●	Digital Audit Trails: Online product page edits are recorded and archived for three years, enabling regulatory traceability and internal audit readiness.

After-Sales Quality Management

●	Rapid Recall Protocol: If a quality issue is identified, Xiamen Chunshang notify all of its distributors within 72 hours across all retail channels.

●	Consumer-Centric Compensation: Xiamen Chunshang provides timely compensation to consumers before pursuing claims against responsible parties.

●	Data-Driven Quality Feedback: Customer complaint data is analyzed monthly to identify trends and root causes, driving product or packaging improvements in partnership with suppliers.

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

Bitcoin Treasury Strategy

As part of our overall business development and long-term value creation objectives, we intend to allocate a portion of the net proceeds from our 2026 Primary Offering toward establishing a bitcoin treasury position. We currently plan to use approximately 50% of the net proceeds to acquire bitcoin over time. Our existing operations do not currently involve the sale, custody, mining, development or facilitation of any digital assets. We believe that, given bitcoin’s unique characteristics as a scarce digital asset with a decentralized network and a global trading market, maintaining a bitcoin position may serve as a potential long-term store of value and a means to diversify our corporate cash holdings beyond traditional financial instruments. That said, in light of bitcoin market dynamics and our business development needs, we may use all or a portion of the funds originally intended for bitcoin purchases to invest in our skincare business.

The percentage of our treasury that we intend to hold in bitcoin will not exceed 30% of our current treasury asset of cash and cash equivalents, subject to market conditions, liquidity needs, and our risk management policies. We do not currently expect our bitcoin holdings to exceed 30% of our total treasury assets without additional approval from our board of directors.

We expect to acquire bitcoin in multiple tranches based on prevailing market conditions and liquidity considerations. While there can be no assurance as to the specific price at which purchases will occur, we anticipate making purchases if the market price of bitcoin is within a range that aligns with our investment objectives. Purchases will be executed based on a variety of factors, including market conditions, liquidity, and other considerations deemed relevant by management. We aim to maintain an average cost basis for bitcoin that reflects our long-term investment strategy, though this objective may change based on market developments.

We do not currently expect to liquidate our bitcoin holdings and instead intend to hold such assets for at least two years as a long-term investment, with the objective of potentially realizing long-term value. While we view bitcoin as a long-term treasury reserve asset, we retain the flexibility to liquidate holdings when necessary to meet operational, legal, or strategic needs. We may monetize bitcoin in certain circumstances, including:

●	to meet unexpected working capital needs or operating expenses;

●	to fund significant capital expenditures, acquisitions or other strategic investments;

●	to satisfy tax obligations or other material liabilities;

●	to rebalance our treasury allocation based on market conditions, regulatory developments or the availability and cost of hedging instruments; or

●	if the Board determines that monetizing bitcoin is in the best interests of the Company.

Monetization may occur through spot sales for fiat currency or other transactions permitted under our treasury policy, and any monetization decision will be subject to internal authorization requirements and approval thresholds.

We intend to store all of the bitcoin we acquire in custody accounts with a third-party custodian located in the United States. We currently expect to enter into a written custody agreement with Coinbase (or an affiliate), a New York State-chartered limited purpose trust company subject to ongoing regulatory supervision by the New York State Department of Financial Services, prior to acquiring material amounts of bitcoin. However, the timing of entering into such agreement will depend on our implementation timeline and the completion of onboarding, documentation, and other customary conditions. We do not intend to self-custody our bitcoin except in limited circumstances, such as de minimis test transactions or temporary holding pending transfer to Coinbase. As we further execute on our strategy, we may include additional custodians.

In selecting Coinbase as our expected custodian, and in evaluating the custody services to be provided under the custody agreement, we have considered and expect to continue to consider factors that include:

●	Cold storage practices. The percentage of private keys maintained in cold storage and the custodian’s controls for safeguarding keys offline. We currently expect that at least 98% of the private keys associated with our bitcoin holdings will be maintained in cold storage, subject to operational requirements and the custodian’s capabilities.
●	Segregation of assets. Whether our bitcoin will be held in segregated accounts (as opposed to commingled accounts), and the contractual framework governing beneficial ownership and the treatment of customer assets in the event of the custodian’s insolvency.
●	Transfer procedures and controls. Procedures for initiating and approving transfers of bitcoin, including multi-signature or multi-approval authorization, address whitelisting, withdrawal limits, time delays (if applicable), and audit trails.
●	Security and operational resilience. Cybersecurity controls, incident response procedures, and independent reviews (such as system and organization controls reports), as applicable.
●	Regulatory and compliance posture. The custodian’s regulatory status and compliance program, including anti-money laundering and sanctions compliance controls.
●	Insurance and financial strength. The existence and scope of insurance coverage relating to theft or loss, including material limitations and exclusions, and the custodian’s financial condition.
●	Reporting and operational capabilities. The custodian’s ability to support settlement, reconciliation, and reporting needs, and integration with our treasury operations.
●	Industry reputation and institutional adoption. The custodian’s market reputation, experience, and institutional adoption in providing digital asset custody services.

We may enter into hedging transactions to mitigate exposure to bitcoin price volatility. We expect to hedge approximately 50% of our bitcoin holdings from time to time using bitcoin futures contracts, subject to market conditions, liquidity, and the availability of hedging instruments. We expect to allocate approximately $18 million to the acquisition of bitcoin in the spot market and about $2 million to margin (the “Margin Pool”) used for bitcoin futures positions. These positions will primarily serve to manage our exposure to bitcoin price volatility, with the intention to reduce downside risk rather than to speculate on price movements.

Hedging transactions may require us to post cash or other collateral and may result in realized or unrealized gains or losses. Hedging may limit our ability to benefit from increases in the price of bitcoin, and adverse price movements may result in margin calls or other liquidity demands. We may elect not to hedge at times depending on market conditions and the availability and cost of hedging instruments.

Our hedging strategy is intended to be adjusted dynamically based on changes in the aggregate cost basis of our Bitcoin holdings. Futures positions may be increased or reduced if the cost basis moves outside targeted thresholds. During periods of price volatility, profits generated from hedging activities may be used to offset the costs of acquiring additional bitcoin, reducing the effective average purchase price. If the price of bitcoin declines, we may continue to purchase additional bitcoin and adjust our hedging positions as needed to align with our target acquisition cost and investment objectives. We also expect to establish risk management protocols, including volatility thresholds under which hedging activity may be reduced or suspended, as well as ongoing margin monitoring with required replenishment if margin levels decline below established limits.

The foregoing strategies would be subject to periodic review and oversight by an investment strategy oversight committee (the “Investment Committee”) as designated by the Board. The Company intends to disclose its bitcoin holdings and related cost basis in accordance with applicable SEC disclosure requirements.

The Investment Committee will be responsible for closely monitoring the Company’s bitcoin investment strategy, including purchases, hedging, and risk management practices. The Investment Committee will consist of five members, including the chairman of the Board, our financial manager and three members with expertise in risk management, treasury management, and digital asset investments. We also plan to appoint a Head of the Investment Committee who will be responsible for the approval and execution of daily investment decisions. The Head will oversee the day-to-day operations related to the acquisition of bitcoin, adjustments to the hedging strategy, and any operational matters concerning the Margin Pool. The Head will report regularly to the Investment Committee and the Board. Investment decisions will be made by the Head or the Investment Committee, based on factors such as bitcoin market volatility and the percentage of futures positions relative to the overall bitcoin investment. For example, decisions involving a significant shift in the hedging strategy or substantial changes in futures position sizes would fall into the intermediate or high significance categories, depending on their potential impact on the Company’s risk exposure. We believe that this will help ensure a balanced consensus among committee members for key decisions, while maintaining the efficiency needed for timely execution.

Our Board will be involved for decisions of high significance, such as major changes to the bitcoin investment strategy, significant acquisitions, or shifts in our risk management framework. The Board will review and approve all high-level strategies and provide final oversight to ensure alignment with shareholder interests and the Company’s strategic goals.

SMS Business

Code Beating operated an SMS platform to send customized content to terminal customers. Code Beating is a mobile information service provider. Code Beating relied on a systematic service process and independently developed business platform to provide customers with secure, effective, and timely mobile information services through the integration of communication resources of telecom operators. Enterprise SMS is currently the main business form of Code Beating. Code Beating utilized its accumulated system development technology and business understanding based on customers’ industry to provide professional enterprise SMS services to customers.

We mainly provided SMS services for small and medium-sized Internet enterprises. As of December 31, 2025, 2024, and 2023, we had an active customer base of 0, 0, and 15 enterprises, respectively. Our various sales and marketing efforts have played a critical role in customer acquisition and retention. Our sales and marketing team is generally responsible for contacting prospective customers, renewing existing subscriptions, and maintaining customer relationships. Leveraging their sales expertise, thorough knowledge of our business and dedication to customer support, our sales and marketing team focuses primarily on small and medium-sized Internet enterprises with communications requirements.

In December 2023, our SMS service was suspended because the reach and engagement of SMS services are less competitive than the social media, which drives the rate of Maohao’s SMS business down and narrows its profit margin.

E-Commerce for Food Products

We sold a myriad of food products sourced from selected third parties on our website.

For fiscal year ended December 31, 2025, our total revenue was $7,081,133, $6,919,620 from offline sales of functional skincare products and $161,513 from training services. For fiscal year ended December 31, 2024, our total revenue was $158,485, all from offline sales of food products. For fiscal year ended December 31, 2023, our total revenue was $10,977,429, comprising $2,513,483 from online sales of food products on our former e-commerce website, and $8,463,946 from SMS.

Intellectual Property

Our business is dependent on a combination of protections provided by trademarks. As of the date of this annual report, Xiamen Chunshang has 38 trademarks in the PRC.

	Trademark	Registration Number	Valid Until
1		39163254	March 20, 2030
2		37807263	January 13, 2030
3		37828842	January 20, 2030
4		37807235	January 13, 2030
5		37811597	January 13, 2030
6		37828423	January 13, 2030
7		22364629	January 27, 2028
8		38571358	February 6, 2030
9		33206726	June 13, 2029
10		75039745	June 27, 2034
11		71264053	October 6, 2033
12		71265559	October 6, 2033
13		71244598	October 6, 2033
14		66806757	August 13, 2033
15		67327192	March 13, 2033
16		66763734	February 13, 2033
17		75934470	June 13, 2034
18		74482278	March 27, 2034
19		71110886	October 20, 2033
20		75037274	April 13, 2034
21		66772252	February 20, 2033
22		70993131	October 6, 2033
23		70983676	October 6, 2033
24		70980158	October 6, 2033
25		75946022	September 6, 2034
26		66763730	February 13, 2033
27		75934473	June 13, 2034
28		66781874	February 13, 2033

29	79929004	April 27, 2035
30	75489891	August 20, 2034
31	75475442	June 6, 2034
32	29390557	January 6, 2029
33	79685362	January 13, 2035
34	67463973	March 20, 2033
35	80102322	January 27, 2035
36	62540584	July 27, 2032
37	70854424	October 6, 2033
38	73331480	February 6, 2034

Cybersecurity

The Cybersecurity Law, as adopted by the National People’s Congress on November 7, 2016, has come into force on June 1, 2017 and the last amendment became effective on January 1, 2026. Regarded as the fundamental law in the area of cybersecurity in China, the Cybersecurity Law regulates network operators and others from the following perspectives: the principle of Cyberspace sovereignty, security obligations of network operators and providers of network products and services, protection of personal information, protection of critical information infrastructure, data use and cross-border transfer, network interoperability and standardization. Network operators shall, according to the requirements of the rules for graded protection of cybersecurity, fulfill security protection obligations, so as to ensure that the network is free from interference, damage or unauthorized access, and prevent network data from being divulged, stolen or falsified. In addition, any network operator to collect personal information shall follow the principles of legitimacy, rationality and necessity and shall not collect or use any personal information without due authorization of the person whose personal information is collected. Each individual is entitled to require a network operator to delete his or her personal information if he or she finds that collection and use of such information by such operator violate the laws, administrative regulations or the agreement by and between such network operator and such individual; and is entitled to require any network operator to make corrections if he or she finds errors in such information collected and stored by such network operator. Such network operator shall take measures to delete the information or correct the error.

On December 28, 2021, the CAC and other 12 regulatory authorities jointly revised and promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Cybersecurity Review Measures promulgated in 2020. The Cybersecurity Review Measures stipulates that (1) critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, are subject to the cybersecurity review by the Cybersecurity Review Office, and (2) network platform operators holding personal information of more than one million users seeking for listing in a foreign country must apply for the cybersecurity review. In addition, the relevant PRC governmental authorities may conduct a cybersecurity review against the operators if the authorities believe that network products, services or data processing activities of such operators affect or may affect national security.

The Standing Committee of the National People’s Congress (the “SCNPC”) promulgated the PRC Data Security Law on June 10, 2021, which came into effect on September 1, 2021. According to the PRC Data Security Law, data collection shall be conducted in a legitimate and proper manner, while theft or illegal collection of data shall be prohibited. In addition, enterprises conducting data processing activities shall establish and improve their data security management systems, organize data security trainings and adopt corresponding technical measures and other necessary measures to guard data security. The State shall establish a data security system to administer data protection at different levels and by different categories, and impose specific compliance obligations on processors of important data, including specifying the person and institution of data security protection responsibilities, conducting regular risk assessment, fulfilling the regulatory requirements for transmitting important data overseas. Any organization or individual carrying out data processing activities that violates the PRC Data Security Law shall bear the corresponding civil, administrative or criminal liability depending on specific circumstances. Where the national core data management system is violated, which endangers national sovereignty, security, and development interests, the relevant competent authority shall impose a fine ranging from RMB2 million to RMB10 million, and order suspension of the related business, suspension of business for rectification, revocation of the related business permit or business license according to the circumstance.

On September 24, 2024, the State Council issued the Regulation on Network Data Security Management, which provides that where a network data processor carries out network data processing activities that affect or may affect national security, it shall conduct a national security review in accordance with the relevant state regulations.

Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users with data collected through the internet, and we expect such scrutiny to continue to increase. We have adopted policies, procedures and guidelines to comply with these laws and regulations and protect the personal privacy of our customers and the security of their data. Our board of directors has general oversight power over cybersecurity issues and delegates the daily supervision responsibility to our chief executive officer, Mr. Zhichao Yang. The head of our IT department directly reports cybersecurity status to Mr. Yang, and in case of a cybersecurity incident, Mr. Yang will report the incident to our board of directors to take appropriate and timely measures in response to the incident. See “Item 3. Key Information - D. Risk Factors-Risks Relating to Our Business and Industry-Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.”

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

The Bitcoin Industry and Market

Bitcoin is a digital asset that is issued by and transmitted through an open-source protocol, known as the bitcoin protocol, collectively maintained by a peer-to-peer network of decentralized user nodes. This network hosts a public transaction ledger, known as the bitcoin blockchain, on which bitcoin holdings and all validated transactions that have ever taken place on the bitcoin network are recorded. Balances of bitcoin are stored in individual “wallet” functions, which associate network public addresses with one or more “private keys” that control the transfer of bitcoin. The bitcoin blockchain can be updated without any single entity owning or operating the network.

Creation of New Bitcoin and Limits on Supply

The bitcoin protocol limits the total number of bitcoins that can be generated over time to 21 million. As of early 2026, approximately 19.9 million bitcoins have been generated. New bitcoins are created and allocated by the Bitcoin protocol through a “mining” process that rewards users that validate transactions in the bitcoin blockchain. Validated transactions are added in “blocks” approximately every 10 minutes. The mining process serves to validate transactions and secure the bitcoin network. Mining is a competitive and costly operation that requires a large amount of computational power to solve complex mathematical algorithms. This expenditure of computing power is known as “proof of work.”

To incentivize miners to incur the costs of mining bitcoin, the bitcoin protocol rewards miners that successfully validate a block of transactions with newly generated bitcoin. The current reward for miners that successfully validate a block of transactions is 3.125 bitcoin per mined block. The mining reward is reduced by half, which is referred to as a bitcoin halving, after every 210,000 blocks are mined. This has historically occurred approximately every four years. The most recent bitcoin halving occurred in April 2024, and the next bitcoin halving is expected to occur sometime in 2028.

Modifications to the Bitcoin Protocol

Bitcoin is an open-source network that has no central authority, so no one person can unilaterally make changes to the software that runs the network. However, there is a core group of developers that maintains the code for the bitcoin protocol, and they can propose changes to the source code and release periodic updates and other changes. Unlike most software that has a central entity that can push updates to users, bitcoin is a peer-to-peer network in which individual network participants, called nodes, decide whether to upgrade the software and accept the new changes. As a practical matter, a modification becomes part of the bitcoin protocol only if the proposed changes are accepted by participants collectively having more than 50% of the processing power, known as hash rate, on the network. If a certain percentage of the nodes reject the changes, then a “fork” takes place, and participants can choose the version of the software they want to run.

Forms of Attack Against the Bitcoin Network and Wallets

Blockchain technology has many built-in security features that make it difficult for hackers and other malicious actors to corrupt the protocol or blockchain. However, as with any computer network, the bitcoin network may be subject to certain attacks. Some forms of attack include unauthorized access to wallets that hold bitcoin and direct attacks, like “51% attacks” or “denial-of-service attacks” on the bitcoin network.

Bitcoin is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the bitcoin is held. Private keys used to access bitcoin balances are not widely distributed and are typically held on hardware (which can be physically controlled by the holder or by a third party such as a custodian) or via software programs on third-party servers. One form of obtaining unauthorized access to a wallet occurs following a phishing attack where the attacker deceives the victim and manipulates them into sharing their private keys for their digital wallet or other sensitive information. Other similar attacks may also result in the loss of private keys and the inability to access, and effective loss of, the corresponding bitcoin. See “Risk Factors - Risks Related to Our Planned Bitcoin Treasury Strategy - We may face risks relating to the custody of our bitcoin, including the loss or destruction of private keys required to access our bitcoin and cyberattacks or other data loss relating to our bitcoin.”

A “51% attack” may occur when a group of miners attain more than 50% of the bitcoin network’s mining power, thereby enabling them to control the bitcoin network and protocol and manipulate the blockchain. A “denial-of-service attack” occurs when legitimate users are unable to access information systems, devices, or other network resources due to the actions of a malicious actor flooding the network with traffic until the network is unable to respond or crashes. The bitcoin network has been, and can be in the future, subject to denial-of-service attacks, which can result in temporary delays in block creation and in the transfer of bitcoin. See “Risk Factors - Risks Related to Our Planned Bitcoin Treasury Strategy - Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.”

Bitcoin Industry Participants

The primary bitcoin industry participants are miners, investors and traders, digital asset exchanges and service providers, including custodians, brokers, payment processors, wallet providers and financial institutions.

Miners.Miners range from bitcoin enthusiasts to professional mining operations that design and build dedicated mining machines and data centers, including mining pools, which are groups of miners that act cohesively and combine their processing power to mine bitcoin blocks. See “- Creation of New Bitcoin and Limits on Supply” above.

Investors and Traders. Bitcoin investors and traders include individuals and institutional investors who, directly or indirectly, purchase, hold, and sell bitcoin or bitcoin-based derivatives. On January 10, 2024, the SEC issued an order approving several applications for the listing and trading of shares of spot bitcoin exchange-traded products (“ETPs”) on U.S. national securities exchanges. While the SEC had previously approved exchange-traded funds where the underlying assets were bitcoin futures contracts, this order represented the first time the SEC approved the listing and trading of ETPs that acquire, hold and sell bitcoin directly. ETPs can be bought and sold on a stock exchange like traditional stocks, and provide investors with another means of gaining economic exposure to bitcoin through traditional brokerage accounts.

Digital Asset Exchanges. Digital asset exchanges provide trading venues for purchases and sales of bitcoin in exchange for fiat or other digital assets. Bitcoin can be exchanged for fiat currencies, such as the U.S. dollar, at rates of exchange determined by market forces on bitcoin trading platforms, which are not regulated in the same manner as traditional securities exchanges. In addition to these platforms, over-the-counter markets and derivatives markets for bitcoin also exist. The value of bitcoin within the market is determined, in part, by the supply of and demand for bitcoin in the global bitcoin market, market expectations for the adoption of bitcoin as a store of value, the number of merchants that accept bitcoin as a form of payment, and the volume of peer-to-peer transactions, among other factors. For a discussion of risks associated with digital asset exchanges, see “Risk Factors - Risks Related to Our Planned Bitcoin Treasury Strategy - Due to the unregulated nature and lack of transparency surrounding the operations of many bitcoin trading venues, bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in bitcoin trading venues and adversely affect the value of our bitcoin.”

Service providers. Service providers offer a multitude of services to other participants in the bitcoin industry, including custodial and trade execution services, commercial and retail payment processing, loans secured by bitcoin collateral, and financial advisory services. If adoption of the bitcoin network continues to materially increase, we anticipate that service providers may expand the currently available range of services and that additional parties will enter the service sector for the bitcoin network.

Other Digital Assets

As of the date of this annual report, bitcoin was the largest digital asset by market capitalization. However, numerous alternative digital assets exist, and many entities, including consortia and financial institutions, are actively researching and investing resources in blockchain platforms and digital assets that utilize consensus mechanisms other than proof-of-work mining, which is employed by the Bitcoin network. For example, in late 2022, the Ethereum network transitioned to a “proof-of-stake” mechanism for validating transactions that requires significantly less computing power than proof-of-work mining. Other alternative digital assets include “stablecoins,” which are designed to maintain a constant price because of their issuers’ promise to hold high-quality liquid assets (such as U.S. dollar deposits and short-term U.S. treasury securities) equal to the total value of stablecoins in circulation.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China’s central bank digital currency (“CBDC”) project was made available to consumers in January 2022, and governments including the United States and the European Union have discussed the potential creation of new CBDCs. For a discussion of risks relating to the emergence of other digital assets, see “Risk Factors - Risks Related to Our Planned Bitcoin Treasury Strategy - The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of bitcoin and adversely affect our business.”

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

Regulations Relating to Foreign Investment

The Draft PRC Foreign Investment Law

In January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. The draft law purports to change the existing “case-by-case” approval regime to a “filing or approval” procedure for foreign investments in China. The State Council will determine a list of industry categories that are subject to special administrative measures, which is referred to as a “negative list,” consisting of a list of industry categories where foreign investments are strictly prohibited, or the “prohibited list” and a list of industry categories where foreign investments are subject to certain restrictions, or the “restricted list.” Foreign investments in business sectors outside of the “negative list” will only be subject to a filing procedure, in contrast to the existing prior approval requirements, whereas foreign investments in any industry categories that are on the “restricted list” must apply for approval from the foreign investment administration authority.

The draft for the first time defines a foreign investor not only based on where it is incorporated or organized, but also by using the standard of “actual control.” The draft specifically provides that entities established in China, but “controlled” by foreign investors will be treated as FIEs (“Foreign Invested Enterprises”). Once an entity is considered to be an FIE, it may be subject to the foreign investment restrictions in the “restricted list” or prohibitions set forth in the “prohibited list.” If an FIE proposes to conduct business in an industry subject to foreign investment restrictions in the “restricted list,” the FIE must go through a market entry clearance by the MOFCOM before being established. If an FIE proposes to conduct business in an industry subject to foreign investment prohibitions in the “prohibited list,” it must not engage in the business. However, an FIE that conducts business in an industry that is in the “restricted list,” upon market entry clearance, may apply in writing for being treated as a PRC domestic investment if it is ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. According to the draft, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties.

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

In September 2016, the SCNPC published The Decision on Amending Four Laws including the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises (the “Decision”). According to the Decision, one provision is added to the Foreign Invested Enterprise Law, Sino-Foreign Joint Venture Law, Sino-Foreign Cooperative Enterprise Law and the Law on Protection of Investment by Taiwanese Compatriots. Under this new provision, foreign investments in business sectors outside of the “negative list” will only be subject to a filing procedure, in contrast to the existing prior approval requirements, whereas foreign investments in any industry categories that are on the “restricted list” must apply for approval from the foreign investment administration authority. This Decision means that the existing “case-by-case” approval regime has been changed to a “filing or approval” procedure for non-”negative list” foreign investments in China.

On October 8, 2016, The Provisional Measures for Filing Administration for the Establishment and Changes of Foreign-invested Enterprises was promulgated by MOFCOM and become effective on the same date. It was subsequently amended on June 30, 2018.

On March 15, 2019, the final Foreign Investment Law was promulgated and implemented on January 1, 2020. As such, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished.

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

The National Development and Reform Commission and the MOFCOM jointly issued two “negative lists” and one “encouraged catalogue”. The two Negative Lists refer to the Special Administrative Measures on Access to Foreign Investment (2024 edition) (“2024 FI National Negative List”) effective on November 1, 2024, and the Free Trade Zone Special Administrative Measures on Access to Foreign Investment (2021 edition) (“2021 FI FTZ Negative list”), which will replace their respective 2020 versions. These two negative lists enumerate the industries where foreign investment will either be prohibited or restricted. The respective lists will be applicable in different areas - the FTZ list is for pilot free trade zones and the national list is for the rest of the country. Besides the lists, the new Encouraged Catalogue, or the Catalogue of Encouraged Industries for Foreign Investment (2025 edition) (“2025 FI Encouraged Catalogue”) lists industries where foreign knowhow and investment is welcome.

For industries not included in the negative list, foreign and domestic investors shall enjoy equal access under the law, save for record-filing requirements. No region or department may impose separate restrictions on foreign investment in areas that are not on the negative list.

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

Regulation on Intellectual Property Rights

Patent. Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is 10 years to 20 years from the date of application, depending on the type of patent right.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Trademark. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the China National Intellectual Property Administration. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations Relating to Cosmetic Products

Pursuant to the Regulations Concerning the Hygiene Supervision over Cosmetics Products (the “Hygiene Regulations”), which was promulgated by the former MOH on November 13, 1989 and most recently amended on March 2, 2019, cosmetic products are divided into special purpose cosmetic products and non-special purpose cosmetic products. Cosmetics Supervision and Administration Regulation (“Supervision Regulations”) was promulgated by the State Council on June 16, 2020, and became effective on January 1, 2021, which replaced the Hygiene Regulations. Compared with the Hygiene Regulations, the Supervision Regulations and its implementation rules (including Measures for the Administration of the Registration and Record Filing of Cosmetics, which was promulgated by the SAMR on January 7, 2021 and became effective on May 1, 2021) clarify or amend certain provisions including without limitation the follows:

(i)	Responsibilities of the different parties in the operation of cosmetics. The Supervision Regulations for the first time introduce the concepts of registrant and record-filing applicant of cosmetics. The applicant for registration or record-filing of cosmetics shall undertake the main responsibilities for the quality, safety and effectiveness claims of cosmetics. Specifically, an applicant for registration or record-filing of cosmetics shall be responsible for the registration or record-filing before sale of such cosmetics, the monitoring of adverse reactions, the evaluation and reporting, product risk control and recall, and safety re-evaluation of the products and raw materials after sale of such cosmetics to ensure quality and safety of the registered/filed products. In addition, the claims for the effectiveness of all types of cosmetics shall be supported by sufficient scientific basis and an extract of the papers, research data or product evaluation material on which such effectiveness is claimed to be based shall be made public on websites designated by the regulatory authority. An applicant registering or record-filing the record for cosmetics shall be subject to the supervision of the National Medical Products Administration (the “NMPA”).

(ii)	Categories of cosmetics. Cosmetics are divided into special cosmetics and ordinary cosmetics, instead of special purpose cosmetic products and non-special purpose cosmetic products. Special cosmetics refer to products for hair coloring, hair perming, freckle removal and skin whitening, sunscreen, and hair loss prevention as well as those purporting to have new functions and effects, such as antioxidant, blue light protection, anti-pollution, pH balance, antiperspirant, and sweat control. Ordinary cosmetics refer to cosmetics other than special cosmetics. The NMPA implements registration management for special cosmetics and record-filing management for ordinary cosmetics. Special cosmetics may not be produced and imported unless they have been registered with the NMPA. Domestic ordinary cosmetics shall be filed with the provincial drug regulatory authority where the record-filing applicant is located before going on sales.

(iii)	Production of cosmetics. In case of entrusting a third party to manufacture, a registrant or record-filing applicant of cosmetics shall entrust an entity that has obtained corresponding cosmetics manufacturing license and supervise the manufacture.

Violations of the Supervision Regulations will result in different penalties ranging from fines (fixed range or, in cases of severe violations, based on the values of the illegally manufactured goods), confiscation of raw materials, products illegally manufactured or sold and illegally obtained gains, revoking licenses, and suspension of business. Furthermore, pursuant to the Supervision Regulations, the responsible individual shall be subject to an industry operation banning period for five or ten years or even criminal liability.

Pursuant to the Provisions for Supervision and Administration of Manufacturing and Marketing of Cosmetics, which was promulgated by the State Administration for Market Regulation on August 2, 2021, and became effective on January 1, 2022, and other applicable laws, to engage in manufacturing of cosmetics, the Cosmetics Manufacturing License shall be obtained in accordance with the law. If the registrant or the record-filing entity of cosmetics entrusts manufacturing of cosmetics, it shall entrust one that has obtained the manufacturing license for the relevant cosmetics. The contract manufacturer shall have the corresponding manufacturing conditions.

According to the Good Manufacturing Practice for Cosmetics, which was issued on January 6, 2022 and became effective on July 1, 2022, applicants and appointed manufacturers shall establish a production quality management system in accordance with the requirements to ensure the continuous and stable production of cosmetics that meet the relevant quality and safety requirements.

The Provisions on the Supervision and Administration of Enterprises’ Implementation of Primary Responsibilities for Cosmetics Quality and Safety (the “Supervision Provisions”) was promulgated by the NMPA on December 29, 2022 and became effective from March 1, 2023. The Supervision Provisions emphasize that, a registrant or record-filing applicant, commissioned manufacturing enterprises of cosmetics shall be responsible for the quality, safety and effectiveness claims of cosmetics and shall manage the quality, safety of cosmetics registered or filed by them in the whole process from the research, development, production, and operation of cosmetics. Furthermore, the legal representative of the registrant, record-filing applicant and commissioned manufacturing enterprises of cosmetics shall be fully responsible for the quality and safety work of cosmetics.

According to the Measures for the Administration of Cosmetic Labels, which was issued on May 31, 2021 and became effective on May 1, 2022, the smallest sales unit of cosmetics shall be labeled. The labels shall comply with the requirements of the relevant laws, administrative regulations, departmental rules, compulsory national standards and technical specifications. The contents of the labels shall be lawful, authentic, complete, accurate and consistent with the relevant contents registered or filed.

Regulations Relating to Franchising Operations

The Administrative Regulations on Commercial Franchise Operations, or the Franchising Regulations, was promulgated by the State Counsel on February 6, 2007, effective from May 1, 2007, under which a franchisor shall have a well-established operation model, be able to provide the franchisee with long-term management guidance, technical support, business training and other services, and have at least two directly operated stores and have undertaken the business for more than a year.

Pursuant to the Franchising Regulations, a franchising contract shall include but not be limited to the following terms: the basic information of the franchisor and franchisees, the term of the contract, the type, amount and payment(s) of the franchising fees, the specific content of operation guidance, technical supports and business training as well as the method for providing the same, the quality requirements and quality control measures, the marketing and advertisements arrangements, the consumer protection and indemnification, the change, cancellation or termination of the contract, the breach of the contract, and the dispute resolution, which shall all be put in writing. Moreover, according to the Franchising Regulations, the franchisee shall be allowed to unilaterally cancel the franchising contract within a certain period of time; the franchising term, unless the franchisee otherwise agrees, shall be no less than three years (renewals are excluded); the purpose and refund conditions and means of the fees paid by the franchisee to the franchisor in advance of the establishment of the franchising contract shall be clarified in writing; the usage of publicity and promotion fees paid by the franchisee to the franchisor shall be disclosed to the franchisee in a timely manner; the franchisee may not transfer the franchise rights to a third party without the consent of the franchisor; and the franchisor shall report the information about the conclusion of franchise contracts in the previous year to the competent commerce authority in the first quarter of each year. In addition to the Franchising Regulations, the MOFCOM has also promulgated two implementing regulations: the Administrative Measures for Archival Filing of Commercial Franchises, effective on May 1, 2007, amended on December 12, 2011, December 29, 2023 and came into effect on the same date; and the Administrative Measures on Information Disclosure Requirements for Commercial Franchises, which was promulgated on April 30, 2007 and was then amended on February 23, 2012 and came into effect on April 1, 2012. The above two implementing regulations, together with the Franchising Regulations form the basic legal framework for the regulation of the PRC franchise operations.

Regulations relating to Bitcoin Holdings

The laws and regulations applicable to bitcoin and digital assets are evolving and subject to interpretation and change.

Governments around the world have reacted differently to digital assets; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as the United States, digital assets are subject to overlapping, uncertain and evolving regulatory requirements.

As digital assets have grown in both popularity and market size, the U.S. Executive Branch, Congress and a number of U.S. federal and state agencies, including the Financial Crimes Enforcement Network, the Commodity Futures Trading Commission (the “CFTC”), the SEC, the Financial Industry Regulatory Authority, the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial regulators, have been examining the operations of digital asset networks, digital asset users and digital asset exchanges, with particular focus on the extent to which digital assets can be used to violate state or federal laws, including to facilitate the laundering of proceeds of illegal activities or the funding of criminal or terrorist enterprises, and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. In addition, federal and state agencies, and other countries have issued rules or guidance regarding the treatment of digital asset transactions and requirements for businesses engaged in activities related to digital assets.

Depending on the regulatory characterization of bitcoin, the markets for bitcoin in general, and our activities in particular, our bitcoin treasury strategy may be subject to regulation by one or more regulators in the United States and globally. Ongoing and future regulatory actions may alter, to a materially adverse extent, the nature of digital assets markets, the participation of industry participants, including service providers and financial institutions in these markets, and our ability to pursue our bitcoin strategy. Additionally, U.S. state and federal and foreign regulators and legislatures have taken action against industry participants, including digital assets businesses, and enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from digital assets activity. U.S. federal and state energy regulatory authorities are also monitoring the total electricity consumption of cryptocurrency mining, and the potential impacts of cryptocurrency mining to the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies have passed, or are actively considering, legislation to address the impact of cryptocurrency mining in their respective states.

The CFTC takes the position that some digital assets, including bitcoin, fall within the definition of a “commodity” under the Commodities Exchange Act of 1936, as amended, or CEA. Under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot digital assets markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving digital asset commodities that do not utilize margin, leverage, or financing. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products and certain retail leveraged commodity transactions involving digital asset commodities, including the markets on which these products trade.

The SEC and its staff have taken the position that certain other digital assets fall within the definition of a “security” under the U.S. federal securities laws. Public statements made by senior officials and senior members of the staff at the SEC indicate that the SEC does not consider bitcoin to be a security under the federal securities laws, and the approval of the spot bitcoin ETPs support this view. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital assets. In addition, in January 2025, the SEC acting Chairman announced a new Crypto Task Force dedicated to developing a comprehensive and clear regulatory framework for digital assets.

In addition, because transactions in bitcoin provide a degree of anonymity, they are susceptible to misuse for criminal activities, such as money laundering. This misuse, or the perception of such misuse, could lead to greater regulatory oversight of bitcoin and bitcoin platforms, and there is the possibility that law enforcement agencies could close bitcoin platforms or other bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving bitcoin held via such platforms or infrastructure. For example, a January 2021 nomination hearing before the Senate Finance Committee, it was noted that cryptocurrencies have the potential to improve the efficiency of the financial system but that they can be used to finance terrorism, facilitate money laundering, and support activities that threaten U.S. national security interests and the integrity of the U.S. and international financial systems. The OFAC has issued updated advisories regarding the use of virtual currencies, added a number of digital asset exchanges and service providers to the Specially Designated Nationals and Blocked Persons list and engaged in several enforcement actions, including a series of enforcement actions that have either shut down or significantly curtailed the operations of several smaller digital asset exchanges associated with Russian and/or North Korean nationals.

Activities involving bitcoin and other digital assets may fall within the jurisdiction of more than one financial regulator and various courts and such laws and regulations are rapidly evolving and increasing in scope. On March 9, 2022, an executive order relating to cryptocurrencies was signed. While the executive order did not mandate the adoption of any specific regulations, it instructed various federal agencies to consider potential regulatory measures, including the evaluation of the creation of a U.S. central bank digital currency. On September 16, 2022, the White House released a framework for digital asset development, based on reports from various government agencies, including the U.S. Department of Treasury, the Department of Justice, and the Department of Commerce. Among other things, the framework encourages regulators to pursue enforcement actions, issue guidance and rules to address current and emergent risks, support the development and use of innovative technologies by payment providers to increase access to instant payments, consider creating a federal framework to regulate nonbank payment providers, and evaluate whether to call upon Congress to amend the Bank Secrecy Act and laws against unlicensed money transmission to apply explicitly to digital asset service providers. There have also been several bills introduced in Congress that propose to establish additional regulation and oversight of the digital asset markets. With the recent change in the U.S. administration, there is uncertainty about future regulatory oversight and enforcement and what rules and regulations may ultimately govern. For example, in January 2025, an executive order was issued that revoked the prior administration’s executive order and Treasury Department’s framework, and established the Presidential Working Group on Digital Asset Markets that will be tasked with developing a federal regulatory framework governing digital assets.

On March 6, 2025, President Trump issued an executive order to establish a Strategic Bitcoin Reserve and a U.S. Digital Asset Stockpile, positioning the United States as a leader among nations in government digital asset strategy. On May 9, 2025, the President Trump issued an executive order aimed at curbing the overuse of criminal penalties in federal regulatory laws (such as those promulgated by the SEC and FDA, amongst others). On August 7, 2025, President Trump issued an executive order ordering the Secretary of the Department of Labor to take certain actions that may lead to greater regulatory certainty and protection from liability to sponsors of 401(k) and other participant-directed defined-contribution plans that are governed by the Employee Retirement Income Security Act of 1974, as amended, that offer access to alternative investments, including funds investing in digital assets.

Since the beginning of the current Trump Administration, the SEC has taken certain actions that may reflect a more selective enforcement and regulatory strategy with respect to cryptocurrency financings. On January 21, 2025, the SEC launched a Crypto Task Force dedicated to developing a comprehensive and clear regulatory framework for assets. On February 20, 2025, the SEC announced the creation of the Cyber and Emerging Technologies Unit, which replaces the Crypto Assets and Cyber Unit (formerly known as the Cyber Unit). In a statement, Acting SEC Chairman Mark T. Uyeda stated, “[T]his new unit will complement the work of the Crypto Task Force led by Commissioner Hester Peirce. Importantly, the new unit will also allow the SEC to deploy enforcement resources judiciously.” In May 2025, the SEC executed a settlement agreement relating to a civil enforcement action that it filed against Ripple Labs Inc. and two of its executives in December 2020, which alleged that Ripple’s digital token was a “security” and that the company had conducted an unregistered public offering, and had resulted in a permanent injunction and $125,035,150 penalty. The settlement provided for a dissolution of the injunction and reduction of the civil penalty to $50 million. However, a federal district court denied the parties’ request to dissolve the injunction and lower the penalty. In addition, on June 12, 2025 the SEC formally withdrew fourteen outstanding rule proposals issued by the prior administration including proposed rules to further define the statutory term “exchange” and proposed safeguarding rules.

In addition, the SEC staff has published a number of statements purportedly to clarify the SEC’s regulatory approach to crypto assets. On January 23, 2025, the SEC rescinded Staff Accounting Bulletin 121 (“SAB 121”) by issuing new Staff Accounting Bulletin 122 (“SAB 122”), which reflects the interpretations and practices followed by the Division of Corporation Finance (the “Division”) and the Office of the Chief Accountant. Released in March 2022, SAB 121 provided interpretative guidance for a reporting entity that operates a platform that allows its users to transact in digital assets and that engages in activities in which it has an obligation to safeguard customers’ digital assets. SAB 121 required an entity to recognize a liability and corresponding asset for its obligation to safeguard crypto assets. SAB 122 rescinds SAB 121 and provides that an entity that has an obligation to safeguard crypto-assets for others should determine whether to recognize a liability related to the risk of loss under such an obligation, and if so, the measurement of such a liability, by applying the recognition and measurement requirements for liabilities arising from contingencies in Financial Accounting Standards Board Accounting Standards Codification Subtopic 450-20, Loss Contingencies, or International Accounting Standard 37, Provisions, Contingent Liabilities and Contingent Assets, under U.S. generally accepted accounting principles and IFRS Accounting Standards, respectively. SAB 122 also provides certain disclosure guidance for such entities.

SEC leadership has similarly issued or coissued statements and testimony generally in support of clearer crypto asset regulation that is designed, in part, to increase the U.S. public’s access to cryptocurrencies. On May 20, 2025, SEC Chairman Paul Atkins testified before the House Appropriations Subcommittee on Financial Services and General Government that “A key priority of my Chairmanship will be to develop a rational regulatory framework for crypto asset markets that establishes clear rules of the road for the issuance, custody, and trading of crypto assets while continuing to discourage bad actors from violating the law,” and “Policymaking will be done through notice and comment rulemaking not through regulation-by-enforcement.” On July 31, 2025, SEC Chairman Atkins delivered a speech in which he outlined the SEC’s “Project Crypto,” an initiative directing the SEC’s policy divisions to work with the existing Crypto Task Force to “swiftly” develop proposals to implement the Working Group recommendations. On July 30, 2025, pursuant to the executive order issued on January 23, 2025, the “President’s Working Group on Digital Asset Markets,” which includes Paul Atkins, the Chairman of the SEC, released a report that was intended to provide a framework for regulatory oversight and allow more people to access digital asset markets. On August 1, 2025, the SEC announced that its Crypto Task Force will host a series of roundtables across the country to provide opportunities for additional stakeholders to meet with Commissioner Hester Peirce, who leads the Crypto Task Force.

Several bills to address the digital asset regulatory landscape have been introduced in the first few months of the 119th Congress (2025-2027), including:

●	a stablecoin bill (Guiding and Establishing National Innovation for US Stablecoins Act (“GENIUS Act”) S.1582), which has passed the Senate and House of Representatives with bipartisan support and was signed into law on July 18, 2025;

●	one strategic bitcoin reserve bill (Boosting Innovation, Technology, and Competitiveness through Optimized Investment Nationwide (“BITCOIN Act”) S.954), which is currently undergoing review in the Senate; and

●	a crypto-asset market structure bill (Digital Asset Market Clarity Act of 2025 (“CLARITY Act”) H.R.3633), which was passed by the House of Representatives on July 17, 2025, with bipartisan support and will be delivered to the Senate;

The GENIUS Act introduces the first comprehensive federal framework for stablecoins, requiring full 1:1 backing, reserve, and anti-money-laundering compliance. Although the Act focuses on stablecoins, our regulatory framework and enforcement mechanisms could influence broader digital asset oversight, indirectly affecting Bitcoin custody, trading infrastructure, and compliance costs. In addition, several legislative efforts to address the regulation of cryptocurrency, including Bitcoin, have been introduced and are currently pending congressional consideration. Emerging laws and proposals in the U.S. federal government may materially affect our operations, Bitcoin holdings, and investment outcomes.

The CLARITY Act, specifically would clarify which digital assets are commodities versus securities. Additionally, the CLARITY Act would subject certain spot-market digital commodities to a comprehensive regulatory regime for the first time in the United States. While this legislation could have a positive impact on the price of Bitcoin if market participants believe that regulatory clarity and market structure is an advantage, it could also have a negative impact on the industry and the value of Bitcoin if legal and regulatory requirements arising from such legislation are deemed to be too onerous, or for several other reasons.

Separately, it is not currently possible to know what changes will be made to the CLARITY Act as it proceeds through the legislative phases, in the event that it is signed into law. Currently, the legislation only requires registration of entities acting as brokers, dealers, exchanges and custodians, rather than entities like ours. However, such entities may bear costs associated with registration that may be passed on to us and other entities transacting in Bitcoin. Additionally, the current legislation would amend the definition of “commodity interests” to include certain digital commodities, which would likely include Bitcoin. Such an amendment could cause certain collective investment vehicles that invest in Bitcoin or advise others as to investing in Bitcoin to be required to register with the CFTC as commodity pool operators (“CPOs”) or commodity trading advisors (“CTAs”). While we do not currently anticipate that we would be required to register as a CPO or CTA even under the current version of the CLARITY Act, if it were required to do so, we could face increased compliance costs and regulatory scrutiny, which could have a material and adverse impact on our business and performance.

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

In July 2014, SAFE issued the Circular of SAFE on Relevant Issues Concerning Implementation of the Pilot Reform on an Administrative Approach for the Settlement of Foreign Exchange Capital Funds of Foreign-invested Enterprises in Certain Areas (the “SAFE Circular 36”), which purports to reform the administration of settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas on a trial basis. Under the pilot program, some of the restrictions under the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (the “SAFE Circular 142”) will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designated areas and the enterprises are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment. On March 30, 2015, the SAFE promulgated the Notice by the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Funded Enterprises (the “Circular 19”), to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

Regulations on Dividend Distribution

Under our current corporate structure, our BVI holding company may rely on dividend payments from Guo Gang Tong, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended from time to time, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund statutory surplus reserve until these reserves have reached 50% of the registered capital of the enterprises. The statutory surplus reserve is not distributable as cash dividends. Legacy balances of the staff welfare and bonus fund, if any, must continue to be used for their originally designated purposes and are also not distributable as dividends.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, and five supporting guidelines, which has become effective on March 31, 2023. On the same date of the issuance of the Trial measures, the CSRC circulated the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises. Under the Trial measures and the Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing before March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial measures. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to our initial listing or subsequent offerings. As the Trial measures were newly published and there exists uncertainty with respect to the filing requirements and its implementation, if we are required to submit to the CSRC and complete the filing procedure of our subsequent overseas public offerings, we cannot be sure that we will be able to complete such filings in a timely manner. Any failure or perceived failure by us to comply with such filing requirements under the Trial measures may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

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

Pursuant to the Judicial Interpretation (II) on Labor Disputes effective September 1, 2025, the employer is exempted from paying double wages if it can prove that the failure to enter into a written contract was caused by (i) force majeure, (ii) the employee’s deliberate act or gross negligence, or (iii) other circumstances prescribed by laws or administrative regulations.

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

Although we have made significant contributions to employee benefits plans, we do not believe those are adequate contributions as required by applicable PRC laws and regulations. See “Item 3. Key Information - D. Risk Factors- Risks Related to Doing Business in the People’s Republic of China-Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

Regulations Relating to Cybersecurity

Regulation on Information Security

The Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017 and the last amendment became effective on January 1, 2026, to protect cyberspace security and order. Pursuant to the PRC Cybersecurity Law, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC and several other administrations published the CAC Revised Measures which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. Furthermore, the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information.

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

Regulation on Internet Privacy

Pursuant to the Administrative Provisions on Mobile Internet Applications Information Services, effective on August 1, 2016 and was last amended on June 14, 2022, owners or operators of mobile applications that provide information services are required to be responsible for information security management; establish and improve the protective mechanism for user information; observe the principles of legality, rightfulness and necessity; and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the Cyber Security Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases of Infringement of Citizens’ Personal Information, which clarifies several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the People’s Republic of China, including “citizen’s personal information,” “provision” and “unlawful acquisition of citizens’ personal information.” Also, it specifies the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

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

On October 6, 2021, we changed our name from “Wunong Net Technology Company Limited” to Meiwu Technology Company Limited.

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

D. Properties, Plants and Equipment

Leases

Our headquarters and executive offices are located in Unit 304-3, No. 19, Wanghai Road, Siming District, Xiamen City, Fujian Province, China.

Xiamen Chunshang signed a lease agreement with Xiamen Xinbaihui Digital Technology Company Limited for the executive offices for a monthly rent of RMB 5,000 (US$696), effective from January 1, 2025 to December 31, 2027.

Xiamen Chunshang signed a lease agreement with Xiamen Zhongda Information Technology Co., Ltd. for the warehouse for a monthly rent of RMB 6,000 (US$835), effective from July 1, 2025 to June 30, 2028.

Facility	Address	Space (m2)
Headquarters/Executive Offices	Unit 304-3, No. 19, Wanghai Road, Siming District, Xiamen City, Fujian Province, China	145
Warehouse	No. 2302-2, Jimei North Avenue, Jimei District, Xiamen City, Fujian Province, China	150

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

We are a British Virgin Islands company incorporated on December 4, 2018. We do not have material operation and we and conduct our business in China through our subsidiaries. We currently have two business lines, one is the functional skincare, operated by Xiamen Chunshang and its subsidiary; another is the Training services, operated by Xiamen Chunshang and its subsidiary. For the year ended December 31, 2025, we currently had one business line, which is the functional skincare, operated by Chunshang Xiamen. We stopped operating the SMS business which operated by Code Beating for the years ended December 31, 2024. For the years ended December 31, 2025, functional skincare business generated 100% of our total revenue. For the years ended December 31, 2024, functional skincare business generated 45.4% of our total revenue, and the online and mobile commerce business generated 54.6% of our total revenue. For the years ended December 31, 2023, SMS business generated 77.1% of our total revenue, and the online and mobile commerce business generated 22.9% of our total revenue.

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

Key Factors Affecting Our Results of Operation

Our business and results of operations are affected by a number of general factors that impact our industry including, among others, economic, political and social conditions in the PRC, and the competitive environment. Unfavorable changes in any of these general factors could adversely affect demand for our products and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Our ability to grow our brand

Our brand is integral to the growth of our business and essential to our ability to engage and stay connected with our consumer base. We believe our brand and the reputation it carries distinguish us from our competitors. Therefore, our ability to maintain and enhance our brand reputation is essential to our financial performance. Our brand value also affords us the ability to attract new consumers, and to promote our company value and commitment to quality products.

Our ability to manage our operating expenses and control costs

Our results of operations depend in part on our ability to manage our operating expenses, including fulfillment expenses, sales and marketing expenses, general and administrative expenses and research and development expenses. We expect our operating expenses to increase in absolute amounts in the foreseeable future as we keep growing our business and hire more personnel. We will continue our initiatives to optimize our operating expenses. As our business scale grows, we believe we will have more operating leverage on our operating expenses.

A. Operating Results

Years Ended December 31, 2025, and 2024

The following table summarizes the results of our operations for the years ended December 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year ended		Year ended
	December 31,		December 31,		Variance
	2025	% of revenue	2024	% of revenue	Amount	%

NET REVENUES
Net Product Revenue	$6,919,620	98%	$152,665	96%	$6,766,955	4433%
Net Service Revenue	161,513	2%	5,820	4%	155,693	2675%
Total Net Revenues	7,081,133	100%	158,485	100%	6,922,648	4368%
COST OF REVENUES	6,366,842	90%	91,354	58%	6,275,488	6869%
GROSS PROFIT	714,291	10%	67,131	42%	647,160	964%
OPERATING EXPENSES
Sales and Marketing Expenses	3,012,594	43%	94,408	60%	2,918,186	3091%
General and Administrative Expenses	3,805,091	54%	2,019,051	1274%	1,786,040	88%
Research and Development Expenses	2,685,201	38%	689	0%	2,684,512	389624%
Total Operating Expenses	9,502,886	134%	2,114,148	1334%	7,388,738	349%
LOSS FROM OPERATIONS	(8,788,595)	(124)%	(2,047,017)	(1292)%	(6,741,578)	329%
Assets impairment loss	(9,834,584)	(139)%	(1,449,371)	(915)%	(8,385,213)	579%
Gain (Loss) on disposal of subsidiary	-	-%	8,220,215	5187%	(8,220,215)	(100)%
Other income (expense), net	430,876	6%	18,293	12%	412,583	2255%
INCOME (LOSS) BEFORE INCOME TAX	(18,192,303)	(257)%	4,742,120	2992%	(22,934,423)	(484)%
Income Tax Expense	-	-%	(372,564)	(235)%	372,564	(100)%
NET INCOME (LOSS)	(18,192,303)	(257)%	5,114,684	3227%	(23,306,987)	(456)%
Less: net loss attributable to non-controlling interest	398,446	6%	-	-%	398,446	100%
NET INCOME (LOSS) ATTRIBUTABLE TO THE OWNERS’ COMPANY	(18,590,749)	(263)%	5,114,684	3227%	(23,705,433)	(463)%
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	81,711	1%	(3,344,739)	(2110)%	3,426,451	(102)%
COMPREHENSIVE INCOME (LOSS)	$(18,110,592)	(256)%	$1,769,945	1117%	$(19,880,537)	(1123)%

Net Revenue

Net revenue increased by US$6.9 million from US$0.2 million in the fiscal year ended December 31, 2024 to US$7.1 million in the fiscal year ended December 31, 2025, which was mainly due to the increased sales of functional skincare product by Chunshang Xiamen.

The following table sets forth the breakdown of our net revenue for the years ended December 31, 2025 and 2024:

For the year ended December 31, 2025

	Net	% of Total	Sales	Average
Product category	revenue	revenue	quantities	selling price

Functional skincare products	$6,919,620	97.7%	6,332,066	$1.09
Training services	$161,513	2.3%	n/a	$ n/a
Total	$7,081,133	100%	6,332,066

For the year ended December 31, 2024

	Net	% of Total	Sales	Average
Product category	revenue	revenue	quantities	selling price

Functional skincare products	$60,227	38.0%	93,520	$0.64
Grains, oil, and spices	$35,574	22.4%	1,314	$27.07
Beverages, alcohol and tea	$28,534	18.0%	177	$161.21
Other food	$10,001	6.3%	688	$14.54
Training services	$5,820	3.7%	n/a	n/a
Health Products	$5,792	3.7%	500	$11.58
Meat, poultry and eggs	$5,546	3.5%	565	$9.82
Fresh fruits and vegetables	$6,337	4.0%	1,126	$5.63
Groceries	$439	0.3%	50	$8.78
Dried seafood	$215	0.1%	38	$5.66
SMS service	$-	-%	n/a	n/a
Total	$158,485	100%	97,978

We had seven major product categories in online sales: (1) grains, oil, and spices (2) fresh fruits and vegetables (3) meat, poultry and eggs, (4) dried seafood, (5) beverages, alcohol and tea, (6) other food, (7) groceries in the year ended December 31, 2024, and one major product category functional skincare products in the year ended December 31, 2025. In connection with the Company’s business strategy the transition focuses on the functional skincare business. For the year ended December 31, 2025, the main sales products are functional skincare products, accounting for 97.7% of the total revenue.

Cost of Revenue and Gross Profit

Cost of revenue and gross profit increased in the year ended December 31, 2025. Cost of revenue, was $6.4 million for the year ended December 31, 2025, an increase of $6.3 million, or 6,869% from $0.1 million for the year ended December 31, 2024. Gross profit was $0.70 million for the year ended December 31, 2025, an increase of $0.6 million, or 964%, from $0.1 million for the year ended December 31, 2024. The increase was mainly due to that in the year ended December 31, 2025, the Company’s new business of functional skincare experienced material growth, and in the year ended December 31, 2024, the legacy businesses of the Company had already come to a standstill. This led to a significant increase in the Company’s performance in the year ended December 31, 2025 compared to the year ended December 31, 2024.

The following tables set forth the calculation of gross profit and gross margin for sales of major product categories for the years ended December 31, 2025 and 2024.

For the year ended December 31, 2025

	Net	Cost of	Gross	Gross
Product category	revenue	revenue	profit	margin
Functional skincare products	$6,919,620	6,363,920	555,700	8.0%
Training services	$161,513	2,922	158,591	98.2%
Total	$7,081,133	6,366,842	714,291	10.1%

Training services had the higher gross margin of 98.2% among the two product categories whereas functional skincare products had the lower gross margin of 8.0% among products sold for the year ended December 31, 2025.

For the year ended December 31, 2024

	Net	Cost of	Gross	Gross
Product category	revenue	revenue	profit	margin
Functional skincare products	$60,227	44,984	15,243	24.9%
Grains, oil, and spices	$35,574	19,336	16,238	45.6%
Beverages, alcohol and tea	$28,534	9,529	19,005	66.6%
Other food	$10,001	4,195	5,806	58.1%
Training services	$5,820	243	5,577	95.8%
Health Products	$5,792	3,926	1,866	32.2%
Meat, poultry and eggs	$5,546	4,010	1,536	27.7%
Fresh fruits and vegetables	$6,337	4,591	1,746	27.6%
Groceries	$439	383	56	12.8%
Dried seafood	$215	157	58	27.0%
Total	$158,485	91,354	67,131	42.4%

Training services had the highest gross margin of 95.8% among the eleven product categories whereas groceries had the lowest gross margin of 12.8% among products sold for the year ended December 31, 2024. The gross margin of functional skincare products was 24.9% for the year ended December 31, 2024.

The 32.6% overall decrease in gross margin from 42.4% for the year ended December 31, 2024 to 9.8% for the year ended December 31, 2025 was mainly because that the Company was undergoing a transition in its business model. In the early stages, the Company needed to use lower prices to enter the market, resulting in a relatively low gross profit margin.

Sales and Marketing Expenses

Sales and marketing expenses were $3.0 million for the year ended December 31, 2025, representing an increase of $2.9 million, or 3091%, from $0.1 million for the year ended December 31, 2024. The main reason for the increase was the Company’s transition into the business of the sales of functional skincare products in the year ended December 31, 2025, resulting in increased promotion and sales personnel expenses.

General and Administrative Expenses

General and administrative expenses were $3.8 million for the year ended December 31, 2025, an increase of $1.8 million from $2.0 million for the year ended December 31, 2024. The two main reasons for the increase are i) the Company has reorganized its product and operations departments and recruited new employees, 2) the amortization of newly acquired intangible assets by the company has increased about $2.9 million.

Research and Development Expenses

Research and development expenses increased by $2.7 million for the year ended December 31, 2025 from $689 for the year ended December 31, 2024. The increase in research and development expenses mainly resulted from the Company begun a new business in functional skincare products and conducting vigorous research and development of new products.

Assets impairment loss

Assets impairment loss increased by $8.4 million for the year ended December 31, 2025 from $1.4 million for the year ended December 31, 2024. The increase in assets impairment loss mainly due to impairment provisions made for other receivables and advances to suppliers related to the “Code Beating” and the impairment of intangible assets.

Gain (Loss) on disposal of subsidiaries

Gain (Loss) on disposal of subsidiaries decreased by a gain of $8.2 million for the year ended December 31, 2025 from $8.2 million for the year ended December 31, 2024. The decrease in gain (loss) on disposal of subsidiaries is due to the disposal of Meiwu Zhishi, Magnum and Xinfuxin in the year ended December 31,2024.

Other Income, net

Other income, net consists primarily of non-operating income and interest income or expenses. Other income was $430,876 for the year ended December 31, 2025, an increase of $412,583 from $18,293 for the year ended December 31, 2024. The increase in other income was due to the decrease in interest expense of convertible notes.

Income tax benefits (expenses)

Our income tax benefits was nil and $372,564 for the years ended December 31, 2025 and 2024, respectively. The decrease is primarily due to the company’s tax refund amount has been reduced.

Other comprehensive income

Foreign currency translation adjustments amounted to $81,711 and $3,344,739 for the years ended December 31, 2025 and 2024, respectively. The balance sheet amounts, with the exception of equity, on December 31, 2025 were translated at 1.00 RMB to $0.1430 as compared to 1.00 RMB to $0.1370 on December 31, 2024. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the year ended December 31, 2025 and 2024 were 1.00 RMB to $0.1391 and 1.00 RMB to $0.1390, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

Years Ended December 31, 2024, and 2023

The following table summarizes the results of our operations for the years ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year ended		Year ended
	December 31,		December 31,		Variance
	2024	% of revenue	2023	% of revenue	Amount	%

NET REVENUES
Net Product Revenue	$152,665	96%	$2,513,483	23%	$(2,360,818)	94%
Net Service Revenue	5,820	4%	8,463,946	77%	(8,458,126)	(100)%
Total Net Revenues	158,485	100%	10,977,429	100%	(10,818,944)	(99)%
COST OF REVENUES	91,354	58%	8,394,364	76%	(8,303,010)	(99)%
GROSS PROFIT	67,131	42%	2,583,065	24%	(2,515,934)	(97)%
OPERATING EXPENSES
Sales and Marketing Expenses	94,408	60%	1,459,792	13%	(1,365,390)	(94)%
General and Administrative Expenses	2,019,051	1274%	2,532,860	23%	(513,809)	(20)%
Research and Development Expenses	689	-	107,199	1%	(106,510)	(99)%
Total Operating Expenses	2,114,148	1334%	4,099,851	37%	(1,985,703)	(48)%
LOSS FROM OPERATIONS	(2,047,017)	(1292)%	(1,516,786)	(14)%	(87,528)	(6)%
Assets impairment loss	(1,449,371)	(915)%	(14,698,853)	(134)%	13,249,482	(90)%
(Loss) Gain on disposal of subsidiary	8,220,215	5187%	(28,648)	-	8,248,863	(28794)%
Other income (expense), net	18,293	12%	138,822	1%	(120,529)	(87)%
INCOME (LOSS) BEFORE INCOME TAX	4,742,120	2992%	(16,105,465)	(147)%	22,521,546	(140)%
Income Tax Expense	(372,564)	(235)%	207,240	2%	(579,301)	(280)%
NET INCOME (LOSS)	5,114,684	3227%	(16,312,705)	(149)%	23,100,847	(142)%
Less: net loss attributable to non-controlling interest	-	-	(246,321)	(2)%	246,321	(100)%
NET INCOME (LOSS) ATTRIBUTABLE TO THE OWNERS’ COMPANY	5,114,684	3227%	(16,066,384)	(146)%	22,854,526	(142)%
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	(3,344,739)	(2110)%	(671,902)	(6)%	(2,690,119)	(400)%
COMPREHENSIVE INCOME (LOSS)	$1,769,945	1117%	$(16,984,607)	(155)%	$20,410,728	(120)%

Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that we offer to our customers, such as discounts that are offsets to gross sales and certain other adjustments. Our net revenue consists of product revenue and service revenue. Product revenue was derived mainly from sales of our products to customers in China via our former e-commerce website and offline sales.

Net revenue decreased by US$10.9 million from US$11.0 million in 2023 to US$158,485 in 2024, which was due to when we stopped operating the SMS business which operated by Code Beating for the years ended December 31, 2024.

The following table sets forth the breakdown of our net revenue for the years ended December 31, 2024 and 2023:

For the year ended December 31, 2024

	Net	% of Total	Sales	Average
Product category	revenue	revenue	quantities	selling price

Functional skincare products	$60,227	38.0%	93,520	$0.64
Grains, oil, and spices	$35,574	22.4%	1,314	$27.07
Beverages, alcohol and tea	$28,534	18.0%	177	$161.21
Other food	$10,001	6.3%	688	$14.54
Training services	$5,820	3.7%	n/a	n/a
Health Products	$5,792	3.7%	500	$11.58
Meat, poultry and eggs	$5,546	3.5%	565	$9.82
Fresh fruits and vegetables	$6,337	4.0%	1,126	$5.63
Groceries	$439	0.3%	50	$8.78
Dried seafood	$215	0.1%	38	$5.66
SMS service	$-	-%	n/a	n/a
Total	$158,485	100%	97,978

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

Cost of Revenue and Gross Profit

Cost of revenue and gross profit decreased in 2024. Cost of revenue, was $91,354 for the year ended December 31, 2024, a decrease of $8.3 million, or 99% from $8.4 million for the year ended December 31, 2023. Gross profit was $67,131 for the year ended December 31, 2024, a decrease of $2.5 million from $2.6 million for the year ended December 31, 2023.

The following tables set forth the calculation of gross profit and gross margin for sales of major product categories for the years ended December 31, 2024 and 2023.

For the year ended December 31, 2024

	Net	Cost of	Gross	Gross
Product category	revenue	revenue	profit	margin
Functional skincare products	$60,227	44,984	15,243	24.9%
Grains, oil, and spices	$35,574	19,336	16,238	45.6%
Beverages, alcohol and tea	$28,534	9,529	19,005	66.6%
Other food	$10,001	4,195	5,806	58.1%
Training services	$5,820	243	5,577	95.8%
Health Products	$5,792	3,926	1,866	32.2%
Meat, poultry and eggs	$5,546	4,010	1,536	27.7%
Fresh fruits and vegetables	$6,337	4,591	1,746	27.6%
Groceries	$439	383	56	12.8%
Dried seafood	$215	157	58	27.0%
Total	$158,485	91,354	67,131	42.4%

Training services had the highest gross margin of 95.8% among the eleven product categories whereas groceries had the lowest gross margin of 12.8% among products sold for the year ended December 31, 2024. The gross margin of functional skincare products was 24.9% for the year ended December 31, 2024.

For the year ended December 31, 2023

	Net	Cost of	Gross	Gross
Product category	revenue	revenue	profit	margin
Grains, oil, and spices	$98,336	72,720	25,616	26.0%
Beverages, alcohol and tea	$1,527,256	416,261	1,110,995	72.7%
Meat, poultry and eggs	$42,616	34,775	7,841	18.4%
Other food	$643,524	161,011	482,513	75.0%
Fresh fruits and vegetables	$74,009	14,069	59,940	81.0%
Groceries	$126,459	37,004	89,455	70.7%
Dried seafood	$1,283	1,318	(35)	(2.7)%
SMS service	$8,463,946	7,657,206	806,740	9.5%
Total	$10,977,429	8,394,364	2,583,065	23.5%

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

B. Liquidity and Capital Resources

We had cash of $17,884,684 and $43,396,977 as of December 31, 2025 and 2024, respectively. Net loss was $18.2 million for years ended December 31, 2025 and net income was $5.1 million for years ended December 31, 2024. We had working capital of $19.5 million and $60.3 million as of December 31, 2025 and 2024, respectively. The Company has funded working capital and other capital requirements primarily by equity contributions from shareholders. Cash is required to pay purchase costs for inventory, salaries, selling expenses, rental expenses, income taxes, and other operating expenses.

In assessing liquidity, management monitors and analyses cash on hand, ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments. In 2025, the major shareholder has contributed approximately $7,701,223 to us.

Cash flows for the years ended December 31, 2025, 2024 and 2023

The following table sets forth cash flow data for the year ended December 31, 2025, 2024 and 2023:

	Years Ended
	December 31,
	2025	2024	2023
Net cash provided by (used in) operating activities	$9,038,631	$(13,621,726)	$(502,830)
Net cash used in investing activities	(41,042,250)	(943,376)	(6,925,548)
Net cash provided by financing activities	6,409,615	45,525,266	276,794
Effect of changes of foreign exchange rate on cash	81,711	(3,625,234)	(503,137)
Net increase (decrease) in cash, cash equivalents and restricted cash	$(25,512,293)	$27,334,930	$(7,654,722)

Operating Activities

Net cash provided by operating activities was approximately $9.0 million for the year ended December 31, 2025. Net cash provided by operating activities in fiscal year 2025 mainly consisted of net loss of $18.2 million, an increase of $1.0 million in accounts receivable due to the overall increase in sales, a decrease of $14.3 million in advances to suppliers due to the pre-paid transactions for trademarks and patents have been completed.

Net cash used in operating activities was approximately $13.6 million for the year ended December 31, 2024. Net cash used in operating activities in fiscal year 2024 mainly consisted of net income of $5.1 million, gain on disposal of subsidiaries of $8.2 million duo to the disposal of Meiwu Shenzhen, Yundian BVI and Yuanxing BVI, a decrease of $1.1 million in accounts receivable due to full bad debts have been accrued, an increase of $16.8 million in advances to suppliers due to the prepayment of trademark payment and an increase of $12.0 million in accrued expenses and other current liabilities.

Net cash used in operating activities was approximately $0.5 million for the year ended December 31, 2023. Net cash used in operating activities in fiscal year 2023 mainly consisted of net loss of $16.3 million, the loss mainly due to the assets impairment loss about $14.7 million, adjustments of $8.1 million non-cash items, a decrease of $1.2 million in accounts receivable due to the collection of accounts receivable, a decrease of $2.3 million in account payable and an increase of $1.1 million in accrued expenses and other current liabilities.

Investing Activities

Net cash used in investing activities was $41,042,250 for the year ended December 31, 2025, which was the capital expenditures for purchase of intangible assets.

Net cash used in investing activities was $943,376 for the year ended December 31, 2024, which was the cash paid out for loan receivables from third parties.

Net cash used in investing activities was $6,925,547 for the year ended December 31, 2023, which was capital expenditures for purchasing property and equipment of $5,539 and purchasing intangible assets of 6,920,009.

Financing Activities

Net cash provided by financing activities was $6,409,615 for the year ended December 31, 2025, which consisted of issuance of shares of common stock of $7.7 million and repayments from related parties loans of $1.3 million.

Net cash provided by financing activities was $45,525,266 for the year ended December 31, 2024, which consisted of issuance of shares of common stock of $47.7 million and repayments from related parties loans of $2.4 million.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used to account for principles of consolidation, revenue recognition, contingencies, allowance for credit loss of account receivable, impairment of long-lived assets, realization of deferred tax assets and valuation and recognition of share-based compensation expenses.

Revenue recognition

ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company currently generates its revenue from the following main sources:

Sales on website

Before December 10, 2024, the Company operated an online platform to sell quality food products to retail customers and recognized revenue on a gross basis. The Company was a principal because it controlled the promised goods or service before transferring it to a customer. Once purchase orders were received from customers, the Company purchases desired products from suppliers, takes control of purchased products in its warehouses, and then organizes the shipping and delivery of products to customers.

The Company accounted for revenue from sales of quality food products on a gross basis. It was responsible for fulfilling the promise to provide the desired quality food products to customers, was subject to inventory risk prior to transfer control, and has discretion in establishing prices.

The Company’s revenue is recognized in accordance with Accounting Standards Codification Topic 606, Revenue from Contract with Customers (“ASC 606”). ASC 606 requires the use of a five-step model, which requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when the Company satisfies the performance obligation.

The Company accounted for revenue from sales of quality food products on a gross basis. The Company evaluates whether the promised goods are distinct. Quality food products sold by the Company represents a distinct good: the customer can benefit from the goods on their own or together with other readily available resources, and the promise to transfer the goods is separately identifiable within the contract. The goods are not highly interdependent or interrelated with other promised goods or services, nor are they integrated, modified, or customized as part of a combined output. The Company identifies performance obligations in its customer contracts. The Company’s contracts are fixed-price arrangements that contain a single performance obligation, specifically the promise to transfer the specified quality food products to the customer. No other distinct goods, services, or separate performance obligations are present in the contracts. Accordingly, the entire transaction price is allocated to this single performance obligation. The revenue is recognized at a point in time when control of the goods is transferred to the customer, which occurs upon customer acceptance of the goods at delivery, as evidenced by signed proof of delivery. At this point, the customer has the ability to direct the use of and obtain substantially all remaining benefits from the goods.

Revenues were recorded net of return allowances, sales incentives, value-added taxes and related surcharges. For sales on website, the Company offered an unconditional right of return for a period of seven days upon receipt of products. The Company based its estimates of sales return on historical results. For the year ended December 31, 2025, the amount of sales return was insignificant. The Company may provide sales incentives in the form of discounts to customers, which can be determined before the customer placed the order. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

Payment for online retail customers was due at the point of sale.

Sales offline

In the second half of 2024 and the year ended December 31, 2025, the Company started offline sales which mainly focused on the non-retail customers. For the offline sales, the customers’ order goods from the Company according to their own needs, then the company will order the corresponding products from the suppliers. The Company’s offline sales have the following categories: functional skincare products and health products. The Company was a principal because it controlled the promised good or service before transferring it to a customer. Once purchase orders are received from customers, the Company purchases desired products from suppliers, takes control of purchased products in its warehouses, and then organizes the shipping and delivery of products to customers. New customers are typically required to make certain prepayment to the Company before the Company purchases products from suppliers.

The Company accounts for revenue from sales of functional skincare products and health products on a gross basis. It is responsible for fulfilling the promise to provide the desired electronic component products to customers, is subject to inventory risk prior to transfer control, and has the discretion in establishing prices.

The Company’s revenue is recognized in accordance with Accounting Standards Codification Topic 606, Revenue from Contract with Customers (“ASC 606”). ASC 606 requires the use of a five-step model, which requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when the Company satisfies the performance obligation

The Company’s contracts with customers are fixed price contracts and have one single performance obligation, which is the promise to transfer the specified goods. The entire transaction price is allocated to this obligation. Revenue is recognized at a point in time when control of the goods is transferred to the customer, which is determined to occur upon the customer’s acceptance of the goods at delivery, as evidenced by signed proof of delivery.

Revenues are recorded net of return allowances, sales incentives. For sales through offline channels, the Company’s sales terms do not provide a right of return beyond a standard quality policy. The Company bases its estimates of sales return on historical results. For the year ended December 31, 2025, the amount of sales return was insignificant. The Company may provide sales incentives in the form of discounts to customers, which can be determined before the customer placed the order. Revenue, recognized on a net basis after such sales incentives, is allocated based on the relative standalone selling prices for respective products.

Payment terms for distributing customers are generally set 30 days after the consideration becomes due and payable.

Advance payments from customers are recorded as contract liabilities and are recognized as revenue when the products are delivered and the performance obligation is satisfied. The Company does not routinely allow product returns, and historically, returns have been immaterial. There are no separate rebates, discounts, or volume incentives offered.

Service revenue

The Company generate substantially all of the Company’s services revenue from the following services:

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

(3) Providing training services to customers: The Company generates revenue from providing short-term training services to customers. For training services, revenue is recognized at a point in time when services are successfully provided (e.g., upon successful complete of a training) which is indicated by the customer’s acknowledgement of completion of such service, as the customer does not simultaneously receive and consume the benefits provided by the Company’s performance throughout the service period and the Company’s performance does not create an asset with an alternative use to the customer. The Company’s contracts with customers are fixed-price contracts and contain a single performance obligation, the promise to provide specified training services. The entire transaction price is allocated to this obligation. The Company is the primary obligor in providing the training services, bears the delivery risk, and has discretion in establishing the price for the services. Therefore, the Company is identified as a principal and recognizes revenue on a gross basis. Training services are generally short term, which usually take one month.

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

Income taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2025 and 2024. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 “Accounting for Uncertainty in Income Taxes,” prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2025 and 2024. All tax returns since the Company’s inception are subject to examination by tax authorities.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

Set forth below is information concerning our directors and executive officers as of the date of this annual report:

Name	Age	Position(s)
Zhichao Yang	42	Chief Executive Officer and Director
Handy Wijaya	39	Co- Chief Executive Officer
Yan Siook Yi	50	Independent Director
Zihao Liu	33	Chief Financial Officer
Changbin Xia	53	Chairman and Director
Aiwei Luo	46	Independent Director
Hanwu Yang	51	Independent Director

The business address of each of the officers and directors is Unit 304-3, No. 19, Wanghai Road, Siming District, Xiamen City, Fujian, People’s Republic of China.

The following is a brief biography of each of our executive officers and directors:

Zhichao Yang - Chief Executive Officer and Director Mr. Zhichao Yang, aged 42, possesses extensive experience in operations and business management within the healthcare and functional skincare industries. From August 2017 to November 2020, Mr. Yang has served as the Chief Executive Officer of Guangzhou Meirenguo Skill Training Co., Ltd., which operates a platform that provides minimally invasive aesthetic services and business management consulting services. In this capacity, he is responsible for overseeing the company’s operations, sales management, channel development, customer development planning and execution, and overall financial management. Since December 2020, Mr. Yang held the position of Chief Executive Officer at Fujian Chencai Health Industry Group Co., Ltd., a comprehensive health industry service platform providing services including comprehensive health services, medical aesthetic services, lifestyle beauty services, and business management consulting services. In this role, he was responsible for the development of the company’s organizational structure, business model planning, financial control, and the strategic planning for its subsidiaries, as well as overall operational oversight.

Yan Siook Yi – Independent Director

Mr. Yan Siook Yi, aged 50, has extensive experience in accounting, audit, and financial planning and analysis. From July 2022 to October 2025, Mr. Yan served as Financial Planning & Analysis Manager of Siti Haliza & Associates, a Malaysia-based firm providing financial planning, analysis, and advisory services, where he was responsible for leading financial planning initiatives, conducting business performance analysis, and providing data support for management decision-making. From March 2018 to June 2022, Mr. Yan served as Audit Manager of Megat Faizal Musa & Co., a Malaysia-based audit and accounting firm, where he was responsible for managing audit engagements for corporate clients and supervising audit teams. Mr. Yan received a bachelor’s degree in accounting from the University of Malaya in 1997.

Handy Wijaya – Co-Chief Chief Executive Officer

Mr. Handy Wijaya, aged 39, has extensive experience in marketing, brand promotion, and business management, with a focus on media communications and consumer engagement in Southeast Asia. Since January 2021, Mr. Wijaya has served as Marketing & Communications Director of PT. Virus Kreatif Indonesia, an Indonesia-based company engaged in marketing communications, where he oversees the development and execution of marketing campaigns across social media platforms and key opinion leader (KOL) networks. From January 2019 to December 2021, Mr. Wijaya served as Brand Promotion Manager of Nanyang Bridge Media (Indonesia), a media communications company, where he was responsible for formulating and implementing brand promotion initiatives in target markets. Mr. Wijaya received a bachelor’s degree in marketing from the University of Jakarta in 2007.

Zihao Liu - Chief Financial Officer

Mr. Zihao Liu, age 31, has experience in financial management and capital management. Mr. Liu is familiar with the IPO process in the United States, mainland China and Hong Kong markets, as well as the financial reporting obligations of the public companies. From October 2019 to December 2022, Mr. Liu served as the Chief Financial Officer of Zhongcai International Fund Management (Shenzhen) Co., Ltd. From September 2017 to September 2019, Mr. Liu served as the Treasurer of Zhongcai International Fund Management (Shenzhen) Co., Ltd. Mr. Liu obtained his Bachelor’s degree of finance management from Beijing Institute of Technology in 2017.

Changbin Xia – Chairman and Director

Mr. Changbin Xia, age 52, has extensive experience in company management, marketing and financing. From October 1989 through November 1992, he was a Guard Team Sergeant with the Sichuan PAP (Chinese People’s Armed Police Force) Corps. From 1993 to 2010, he worked as sales and manager at several industrial supply and trading companies. From 2011 to 2016, Mr. Xia joined Guangxi Nanning Zhu Hu Real Estate Co., Ltd as its General Manager. From 2017 till present, Mr. Xia has been the General Manager of Hunan Shangnong Network Technology Co., Ltd. Mr. Xia joined Meiwu Shenzhen in 2017, and served as its Chief Executive Officer from March 2017 until April 2019. Mr. Xia serves as a chairman of board of the directors on December 14, 2021.

Aiwei Luo - Independent Director

Mr. Aiwei Luo, aged 46, is experienced in financial management. From March 2019 to March 2021, he was the financial manager of Guangzhou Qingmi Cultural and Technological Services Co., Ltd., which focuses on providing educational services for children. He is responsible for overall financial management. Simultaneously, he was the financial manager of Guangzhou Bingquan Cosmetics Technology Co., Ltd., which engages in the business of wholesale and retail of cosmetics, wholesale and retail of daily necessities, and information consulting services. Mr. Luo was responsible for overall cost management. Since November 2022, he has been the financial director of Guangzhou Meixing Health Information Group Co., Ltd., which provides medical aesthetic services, lifestyle beauty services, and business management consulting services. Mr. Luo is responsible for the overall financial management. He obtained his bachelor’s degree in financial accounting education from Guangdong Polytechnic Normal University in July 2003.

Hanwu Yang - Independent Director

Mr. Hanwu Yang, aged 51, is experienced in marketing. Since December 2019, he was the marketing director of Meiwu Zhishi Technology (Shenzhen) Co,. Ltd., which is a variable interest entity controlled by The Company, which is an electronic online platform designed to provide primarily clean food to customers. Mr. Yang is responsible for enhancing company performance by driving revenue growth. He obtained his bachelor’s degree in Chinese Language and Literature from Shaanxi Normal University in July 2002.

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended December 31, 2025 earned by or paid to our chief executive officer and chief financial officer (the “named executive officers” identified in Item 6.A. above).

Name and Position	Year	Salary ($)	Bonus ($)	Stock / Share Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Zhichao Yang(1)	2025	300,000							300,000
Chief Executive Officer

Qiulan Li (2)	2025	2,000							2,000
Former Co-Chief Executive Officer

Zihao Liu (3)	2025	300,000							300,000
Chief Financial Officer

(1) On January 6, 2025, Meiwu entered into an employment agreement with our Chief Executive Officer, Mr. Zhichao Yang, pursuant to which he receives an annual base salary of $300,000 plus other remuneration, including, but not limited to, post allowance, performance-related pay, subsidies for work meals, transportation, housing, and confidentiality obligations. Mr. Yang’s employment is for an initial term of two years and may be renewed by the parties within thirty (30) days prior to the expiration of the employment agreement.

(2) On May 7, 2024, Meiwu entered into an employment agreement with our Co-Chief Executive Officer, Ms. Qiulan Li, pursuant to which she receives an annual base salary of $2,000 plus other remuneration, including, but not limited to, post allowance, performance-related pay, subsidies for work meals, transportation, housing, and confidentiality obligations. Ms. Li’s employment is for an initial term of two years and may be renewed by the parties within thirty (30) days prior to the expiration of the employment agreement. On January 27, 2026, Ms. Li resigned from her position due to personal reasons, effective immediately.

(3) On March 9, 2023, Meiwu entered into an employment agreement with our Chief Financial Officer, Mr. Zihao Liu. On January 1, 2025, Meiwu entered into a new employment agreement with Mr. Liu, pursuant to which he receives an annual base salary of $300,000 plus other remuneration, including, but not limited to, post allowance, performance-related pay, subsidies for work meals, transportation, housing, and confidentiality obligations. His salary is paid in periodic installments in accordance with the Company’s regular payroll practices, and such compensation is subject to annual review and adjustment by the Board.

2022 Equity Incentive Plan

In March 2022, the Company adopted a share incentive plan, which is referred to as the 2022 Equity Incentive Plan (“the 2022 Plan”). The purpose of the 2022 Plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of the Company’s business. As of the date of this annual report, the Company has issued approximately 7,065 Ordinary Shares to its employees, which were all the Ordinary Shares available under the 2022 Plan.

2024 Equity Incentive Plan

In February 2024, the Company adopted a share incentive plan, which is referred to as the 2024 Equity Incentive Plan (“the 2024 Plan”). The purpose of the 2024 Plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of the Company’s business. As of the date of this annual report, the Company has issued 21,925 Ordinary Shares to its employees, which were all the Ordinary Shares available under the 2024 Plan.

2025 Equity Incentive Plan

In August 2025, the Company adopted a share incentive plan, which is referred to as the 2025 Equity Incentive Plan (“the 2025 Plan”). The purpose of the 2025 Plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of the Company’s business. As of the date of this annual report, the Company has issued 475,220 Ordinary Shares to its employees, which were all the Ordinary Shares available under the 2025 Plan.

C. Board Practices.

Board of Directors

Our board of directors consists of five directors.

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

Audit Committee. The audit committee comprises Aiwei Luo, Yan Siook Yi and Hanwu Yang with Yan Siook Yi serving as chairman. Our board of directors has determined that Yan Siook Yi qualifies as the audit committee financial expert and has the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and required under Nasdaq Rule 5605(c)(2)(A). We have also determined that Aiwei Luo, Yan Siook Yi and Hanwu Yang satisfy the “independence” requirements for purposes of serving on an audit committee under Rule 10A-3 of the Exchange Act and of Nasdaq Rule 5605(a)(2).

Our board of directors has also adopted a written charter for the audit committee which the audit committee reviews and reassesses for adequacy on an annual basis. A copy of the audit committee’s current charter is available at our corporate website.

Compensation Committee. The Compensation Committee comprises Aiwei Luo, Yan Siook Yi and Hanwu Yang with Aiwei Luo serving as chairman. We have also determined that Aiwei Luo, Yan Siook Yi and Hanwu Yang satisfy the “independence” requirements of Nasdaq Rule 5605(a)(2). The compensation committee oversees the compensation of our chief executive officer and our other executive officers and reviews our overall compensation policies for employees generally. If so authorized by the board of directors, the committee may also serve as the granting and administrative committee under any option or other equity-based compensation plans which we may adopt. The compensation committee does not delegate its authority to fix compensation; however, as to officers who report to the chief executive officer, the compensation committee consults with the chief executive officer, who may make recommendations to the compensation committee. Any recommendations by the chief executive officer are accompanied by an analysis of the basis for the recommendations. The committee will also discuss compensation policies for employees who are not officers with the chief executive officer and other responsible officers. A copy of the compensation committee’s current charter is available at our corporate website.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee comprises Aiwei Luo, Yan Siook Yi and Hanwu Yang with Hanwu Yang serving as chairman. We have also determined that Aiwei Luo, Yan Siook Yi and Hanwu Yang satisfy the “independence” requirements of Nasdaq Rule 5605(a)(2). The governance and nominating committee is involved in evaluating the desirability of and recommending to the board any changes in the size and composition of the board, evaluation of and successor planning for the chief executive officer and other executive officers. The qualifications of any candidate for director will be subject to the same extensive general and specific criteria applicable to director candidates generally. A copy of the nominating committee’s current charter is available at our corporate website.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The Code of Business Conduct and Ethics is currently available at our corporate website https://www.wnw108.com/home/index/newsDetail/id/30.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by a resolution of our shareholders. Each of our directors will hold office until the expiration of his or her term as provided in the written agreement with our company, if any, and until his or her successor has been elected or appointed. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

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

Compensation of Directors

Director Compensation - Non-Employee Directors

We have agreed to pay our independent directors an annual cash retainer of $0, subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. For the year ended December 31, 2025, we did not pay our non-employee directors, Aiwei Luo, Peiqun Lin, and Hanwu Yang any compensation.

Employee directors will not receive any additional remuneration for serving as directors other than their remuneration as employees of us. Further pursuant to our employment agreements, we do not provide benefits to these directors upon termination of employment.

D. Employees

As of the date of this annual report, we employed a total of 92 employees, include 72 full-time employees and 22 part-time employees, located in Xiamen, Guangzhou and Shenzhen, China. The following table sets forth breakdown of our employees by function:

Function	Number of Employees	% of Total
General Manager’s Office	5	5.4%
Financial center	4	4.3%
Human resources and administrative personnel	4	4.3%
Products department	5	5.4%
Operating department	9	9.8%
New media department	37	40.2
Marketing department	24	26.1%
Customer service department	4	4.3%

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

Our Company is authorized to issue an unlimited number of Ordinary Shares with no par value. The number and percentage of Ordinary Shares beneficially owned are based on 1,330,471 Ordinary Shares issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. None of our shareholders as of the date of this annual report is a record holder in the United States. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Unit 304-3, No. 19, Wanghai Road, Siming District, Xiamen, Fujian, People’s Republic of China.

	Ordinary Shares
	Beneficially Owned
	Number		Percent
Directors and Executive Officers
Zhichao Yang	-		-
Handy Wijaya	-		-
Yan Siook Yi
Zihao Liu
Aiwei Luo	-		-
Hanwu Yang	-		-
Changbin Xia	135,073	*	10.15%
Directors and Executive Officers as a Group (7 Persons)	135,073		10.15%

5% Beneficial Owners
Changbin Xia	135,073	*	10.15%

* Mr. Changbin Xia held 73 Ordinary Shares via Union International Company Limited, a BVI company controlled by Mr. Xia, with its address at 30 de Castro Street, Wickhams Cay 1, PO Box 4519, Tortola, British Virgin Island.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7. Major Shareholders and Related Party Transaction

A. Major Shareholders.

Please refer to “Item 6.E. Directors, Senior Management and Employees-Share Ownership.”

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

Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Zhichao Yang	Chief Executive Officer of the company
Changbin Xia	Shareholder of the Company
Hanwu Yang	Director of the Company
Eternal Horizon International Company Limited	As a shareholder of the Company before December 15, 2020
Sen Jin	Legal representative of Vande

Due to related parties

As of December 31,2025, the amount of due to related parties was 0. As of December 31, 2024, we borrowed loans as working capital from our chairman of board Changbin Xia. The balance due to Changbin Xia was $1,291,608 as of December 31, 2024. The loans were interest-free and due on demand. The Company repaid such loan on June 30, 2025.

During the years ended December 31, 2025, 2024 and 2023, the Company purchased nil, nil and $18,310 food products from related parties. As of December 31, 2025, 2024, and 2023, the account payable to these related parties was nil, nil, and $15,627, respectively. For the years ended December 31, 2025, 2024 and 2023, sales to related parties was nil, nil and $21,215, respectively.

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

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to Vande only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiary in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until the accumulative amount of such funds reaches 50% of its registered capital. Although the statutory surplus reserve can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

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

D. Exchange Controls

See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Foreign Exchange.”

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

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in the Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management （the “SAT Notice 82”), which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Wunong Technology Company Limited does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of the Company and its subsidiaries organized outside the PRC.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Beijing Dacheng Law Offices, LLP (Fuzhou), our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the annual report. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in the People’s Republic of China - If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

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

Based upon our income and assets, and the value of our Ordinary Shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2025 or that we will be a PFIC for the taxable year ending December 31, 2026 and we do not anticipate becoming a PFIC in the foreseeable future.

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

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2025, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2025, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were ineffective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, we used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the “COSO criteria”). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2025, the Company’s internal control over financial reporting was not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US GAAP.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this annual report.

The material weaknesses that have been identified as of December 31, 2025 relate to our lack of in-house accounting personnel with sufficient knowledge of US GAAP and SEC reporting experiences  . The material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

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

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2025 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

Our board of directors has determined that both Mr. Yan Siook Yi qualifies as audit committee financial experts and have the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and required under Nasdaq Rule 5605(c)(2)(A).

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

Item 16C. Principal Accountant Fees and Services.

The following table shows the fees that we paid and accrued for audit and other services provided by Enrome LLP, our independent registered public accounting firm, for fiscal years 2024 and 2025, respectively.

	Fiscal 2024	Fiscal 2025

Audit Fees	$200,000	$200,000
Audit-Related Fees	50,000	50,000
Tax Fees	-	-
All Other Fees	-	-
Total	$250,000	$250,000

Audit Fees -This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

Audit-Related Fees - This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees”.

Tax Fees - This category consists of professional services rendered by the Company’s independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees - This category consists of fees for other miscellaneous items.

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

Item 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. In the year ended December 31, 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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

Item 18. Financial Statements.

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F:

Exhibit No.	Exhibit Description	Filed Herewith
1.1†	Certificate of Incorporation of Advancement International Limited
1.2†	Memorandum and Articles of Association of Advancement International Limited
1.3†	Certificate of Change of Name from Advancement International Limited to Wunong Net Technology Company Limited
1.4†	Memorandum and Articles of Association of Wunong Net Technology Company Limited
1.5†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of August 19, 2019
1.6†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of October 18, 2019
1.7†	Memorandum and Articles of Association of Wunong Net Technology Company Limited Amended as of December 2, 2019
1.8	Certificate of Name Change of Meiwu Technology Company Limited, dated October 6, 2021 (1)
2.1	Description of Securities(2)
2.2†	Specimen Certificate for Ordinary Shares(2)
4.1†	Employment Agreement between the Company and its executive officers
4.2†	English translation of Certificate of Ownership
4.3	Offer Letter issued to Changbin Xia, dated December 14, 2021(3)
4.4	Employment Agreement by and between Zihao Liu and the Company, dated March 9, 2023(4)
4.5	Share Purchase Agreement by and among the Company, Magnum International Holdings Limited and all the shareholders of Magnum International Holdings Limited(5)
4.6	2022 Equity Incentive Plan (6)
4.7	The Securities Purchase Agreement, dated May 17, 2024(7)
4.8	The form of the Note(7)
4.9	2024 Equity Incentive Plan(8)
4.10	2025 Equity Incentive Plan (9)
4.11	Employment Agreement, dated January 20, 2026 by and between the Company and Handy Wijaya (10)
4.12	Offer Letter, dated January 29, 2026 by and between the Company and Yan Siook Yi (10)
8.1	List of Subsidiaries	*
11.1	Insider Trading Policy	*
11.2	Compensation Recovery Policy (11)
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	**
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	**
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	**
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	**
15.1	Consent Letter of Beijing Dacheng Law Offices, LLP (Fuzhou)	*
15.2	Consent Letter of Enrome LLP	*

101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

† Incorporated by reference to our Amendment No.1 to Registration Statement on Form F-1 filed on October 16, 2020.

†† Incorporated by reference to our Current Report on Form 6-K filed on February 5, 2021.

(1) Incorporated by reference to our Annual Report on Form 20-F filed on May 12, 2022.

(2) Incorporated by reference to our Annual Report on Form 20-F filed on May 12, 2023.

(3) Incorporated by reference to our Current Report on Form 6-K filed on December 17, 2021

(4) Incorporated by reference to our Current Report on Form 6-K filed on March 10, 2023.

(5) Incorporated by reference to our Current Report on Form 6-K filed on April 6, 2022.

(6) Incorporated by reference to our registration statement on Form S-8 filed on March 2, 2022.

(7) Incorporated by reference to our Current Report on Form 6-K filed on May 20, 2024.

(8) Incorporated by reference to our registration statement on Form S-8 filed on February 9, 2024.

(9) Incorporated by reference to our registration statement on Form S-8 filed on August 11, 2025.

(10) Incorporated by reference to our Current Report on Form 6-K filed on February 2, 2026.

(11) Incorporated by reference to our Annual Report on Form 20-F filed on July 5, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Meiwu Technology Company Limited

	By:	/s/ Zhichao Yang
	Name:	Zhichao Yang
	Title:	Chief Executive Officer

Date: April 17, 2026

MEIWU TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Meiwu Technology Company Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Meiwu Technology Company Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss) shareholders’ equity, and cash flows for each of the years ended December 31, 2025, 2024 and 2023 , and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended December 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Singapore

April 17, 2026

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise note)

	As of December 31, 2025	As of December 31, 2024
ASSETS
Current Assets:
Cash and cash equivalents	$17,884,684	$43,396,977
Restricted cash	-	-
Accounts receivable, net	990,913	-
Due from related party	-	-
Advances to suppliers, net	1,290,551	16,546,521
Inventories, net	82,820	-
Other current assets	554,578	1,001,637
Total Current Assets	20,803,546	60,945,135
Non-Current Assets:
Intangible Assets, net	29,889,164	-
Right-of-use assets	41,235	-
Total Non-Current Assets	29,930,399	-
TOTAL ASSETS	50,733,945	60,945,135

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term loan	-	-
Accounts payable	866,929	17,532
Contract liabilities	5,689	425,833
Lease liabilities	17,758	-
Tax Payable	-	795
Accrued expenses and other current liabilities	425,215	232,004
Total Current Liabilities	1,315,591	676,164
Non-Current Liabilities:
Due to related parties	-	1,291,608
Lease liabilities	23,477	-
Total Non-Current Liabilities	23,477	1,291,608
TOTAL LIABILITIES	1,339,068	1,967,772

Commitment and Contingencies

SHAREHOLDERS’ EQUITY
Ordinary Shares, no par value, unlimited shares authorized; 156,434 and 31,682 shares issued and outstanding as of December 31, 2025 and December 31, 2024 respectively*	-	-
Additional paid-in capital	101,235,450	92,707,344
Accumulated deficit	(46,623,779)	(28,033,030)
Accumulated other comprehensive loss	(5,216,794)	(5,298,505)
EQUITY ATTRIBUTABLE TO OWNERS OF MEIWU TECHNOLOGY COMPANY LIMITED	49,394,877	59,375,809
Non-controlling interests	-	(398,446)
TOTAL SHAREHOLDERS’ EQUITY	49,394,877	58,977,363

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$50,733,945	$60,945,135

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation of at a ratio of 1-for-20 effective on April 1, 2025 (Note 11) and 1-for-100 effective on April 6, 2026 (Note 16).

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2025	2024	2023

REVENUE
Product revenue	$6,919,620	$152,665	$2,513,483
Service revenue	161,513	5,820	8,463,946
Total revenue	7,081,133	158,485	10,977,429

COST OF REVENUE
Product revenue	6,363,920	91,354	737,158
Service revenue	2,922	-	7,657,206
Total cost of revenue	6,366,842	91,354	8,394,364
GROSS PROFIT	714,291	67,131	2,583,065

OPERATING EXPENSES
Sales and Marketing Expenses	3,012,594	94,408	1,459,792
General and Administrative Expenses	3,805,091	2,019,051	2,532,860
Research and Development Expenses	2,685,201	689	107,199
Total operating expenses	9,502,886	2,114,148	4,099,851
LOSS FROM OPERATIONS	(8,788,595)	(2,047,017)	(1,516,786)

Assets impairment loss	(9,834,584)	(1,449,371)	(14,698,853)
Gain (loss) on disposal of subsidiaries	-	8,220,215	(28,648)
Other income, net	430,876	18,293	138,822
INCOME (LOSS) BEFORE INCOME TAX	(18,192,303)	4,742,120	(16,105,465)
Income tax (expense) benefit	-	(372,564)	207,240
NET INCOME (LOSS)	(18,192,303)	5,114,684	(16,312,705)
Less: net loss attributable to non-controlling interest	398,446	-	(246,321)
NET INCOME (LOSS) ATTRIBUTABLE TO THE OWNERS’ COMPANY	(18,590,749)	5,114,684	(16,066,384)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign Currency Translation Adjustment	81,711	(3,344,739)	(671,902)
TOTAL COMPREHENSIVE INCOME (LOSS)	$(18,110,592)	$1,769,945	$(16,984,607)

LOSS PER SHARE – BASIC AND DILUTED*	$(0.82)	$0.45	$(6.28)
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC AND DILUTED*	22,104,246	11,290,377	2,596,687

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation of at a ratio of 1-for-20 effective on April 1, 2025 (Note 11) and 1-for-100 effective on April 6, 2026 (Note 16).

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for share and per share data, or otherwise noted)

					Accumulated
	Ordinary Shares		Additional		Other	Non-
	Number of Shares*	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income/(Loss)	controlling interests	Total
Balance as of December 31, 2022	871	-	38,571,534	(17,081,330)	(1,281,864)	(152,125)	20,056,215

Issuance of ordinary shares on conversion of convertible notes	568	-	-	-	-	-	-
Ordinary Shares issued for the acquisitions	24	-	5,772,425	-	-	-	5,772,425
Capital Contributions	-	-	171,874	-	-	-	171,874
Net Loss	-	-	-	(16,066,384)	-	(246,321)	(16,312,705)
Foreign Currency Translation Adjustment	-	-	-	-	(671,902)	-	(671,902)
Balance as of December 31, 2023	1,463	-	44,515,833	(33,147,714)	(1,953,766)	(398,446)	9,015,907

Capital Contributions	30,000	-	47,748,628	-	-	-	47,748,628
Net Income	-	-	-	5,114,684	-	-	5,114,684

Foreign Currency Translation Adjustment	-	-	-	-	(3,344,739)	-	(3,344,739)
Shares based compensation granted to employees	219	-	442,883	-	-	-	442,883
Balance as of December 31, 2024	31,682	-	92,707,344	(28,033,030)	(5,298,505)	(398,446)	58,977,363

Net loss	-	-	-	(18,590,749)	-	398,446	(18,192,303)
Issuance of shares of common stock	120,000	-	7,701,223	-	-	-	7,701,223
Shares based compensation granted to employees	4,752	-	826,883	-	-	-	826,883
Foreign Currency Translation Adjustment					81,711		81,711
Balance as of December 31, 2025	156,434	-	101,235,450	(46,623,779)	(5,216,794)	-	49,394,877

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation of at a ratio of 1-for-20 effective on April 1, 2025 (Note 11) and 1-for-100 effective on April 6, 2026 (Note 16).

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2025	2024	2023

Cash flows from operating activities:
Net Income (Loss)	$(18,192,303)	$5,114,684	$(16,312,705)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Amortization of intangible assets	2,880,410	127,051	183,097
Impairment of intangible assets	8,272,676	-	6,920,009
Amortization of right-of-use assets	12,221	-	-
Share-based compensation	826,883	442,883	-
Interest expense for convertible notes	-	-	221,788
Bad debt expense	1,561,908	1,428,805	349,419
(Gain) loss on disposal of subsidiaries	-	(8,220,215)	28,648
Impairment of goodwill	-	-	7,362,187
Change in operating assets and liabilities:
Account receivable, net	(990,913)	1,110,936	1,026,666
Prepaid expenses	-	-	2,104
Inventories, net	(82,820)	-	240,497
Other current assets	(172,223)	(7,766,680)	(198,684)
Advances to suppliers, net	14,313,344	(16,828,847)	366,038
Rent deposit	-	-	-
Accounts payable	849,397	(754,262)	(2,306,527)
Contract liabilities	(420,144)	127,046	279,817
Tax payable	(795)	(380,951)	231,703
Lease liabilities	(12,221)	-	(104,678)
Accrued expenses and other current liabilities	193,211	11,977,824	1,207,791
Net cash provided by (used in) operating activities	9,038,631	(13,621,726)	(502,830)

Cash flows from investing activities:
Purchase of intangible assets	(41,042,250)	-	(6,920,009)
Cash paid out for loan receivables from third parties	-	(943,376)	-
Purchase of property and equipment	-	-	(5,539)
Net cash used in investing activities	(41,042,250)	(943,376)	(6,925,548)

Cash flows from financing activities:
(Payment to) Proceeds from related parties loans	(1,291,608)	(2,223,362)	222,218
Repayment of Bank loans	-	-	(117,298)
Capital contributions	-	-	171,874
Issuance of shares of common stock	7,701,223	47,748,628	-
Net cash provided by financing activities	6,409,615	45,525,266	276,794

Effect of changes of foreign exchange rate on cash	81,711	(3,625,234)	(503,137)

Net increase (decrease) in Cash and cash equivalents	(25,512,293)	27,334,930	(7,654,722)

Cash, cash equivalents and restricted cash at the Beginning of financial year	43,396,977	16,062,047	23,716,768

Cash, cash equivalents and restricted cash at the end of the year	$17,884,684	$43,396,977	$16,062,047

Cash, cash equivalents and restricted cash
Cash and cash equivalents	17,884,684	43,396,977	16,060,686
Restricted cash	-	-	1,361
Cash, cash equivalents and restricted cash at the end of the year	17,884,684	43,396,977	16,062,047

SUPPLEMENTARY NON-CASH FLOW INFORMATION:
Right of use assets obtained in exchange for operating lease liabilities	$53,796	$-	$-

See accompanying notes to consolidated financial statements.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND

Meiwu Technology Company Limited (“Meiwu” or the “Company”), formerly known as Wunong Net Technology Co., Ltd is a holding company incorporated under the laws of British Virgin Islands on December 4, 2018. The Company, its subsidiaries and the former consolidated variable interest entity (the “former VIE”) are principally engaged in the provision of skin care products selling, skin care training services and operates an electronic online platform designed to provide primarily quality food products to customers in the People’s Republic of China (the “PRC”).

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

On March 6, 2025, Xiamen Chunshang Health Technology Co., Ltd. (the “Chunshang Xiamen”) a limited company organized under the laws of People’s Republic of China and a wholly owned subsidiary of Shenzhen Vande Technology Co., Limited (“Vande”) a limited company organized under the laws of Hong Kong, incorporated a limited liability company under the laws of People’s Republic of China with the name of Guangzhou Tianhe District Chunran Health Consulting Co., Ltd. (the “Chunran Guangzhou”).

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

As of December 31, 2025, details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities

Meiwu Technology Company Limited (“Meiwu” or the “Company”, formerly known as Wunong Net Technology Company Limited)	December 4, 2018	British Virgin Islands	Parent	Holding Company

Shenzhen Vande Technology Co., Limited (“Vande”)	April 6, 2017	Hong Kong	100	Holding Company

Mahaotiaodong Information Technology Company Limited (“Mahao BVI”)	December 29, 2021	British Virgin Islands	100	Holding Company

Xiamen Chunshang Health Technology Co., Ltd (“Xiamen Chunshang”)	September 3, 2024	Xiamen, China	100% owned by Vande	Skin care products selling and skin care training services

Guangzhou Tianhe District Chunran Health Consulting Co., Ltd (“Chunran Guangzhou”)	March 6,2025	Guangzhou,China	100% owned by Xiamen Chunshang	Skin care products selling and skin care training services

Guo Gang Tong Trade (Shenzhen) Co., Ltd (“WFOE”)	December 28, 2018	Shenzhen, China	100% owned by Vande	Holding Company

DELIMOND Limited (“DELIMOND”)	January 3, 2019	Hong Kong	100% owned by Mahao BVI	Holding Company

Code Beating (Xiamen) Technology Company Limited (“Code Beating”)	May 21, 2020	Xiamen, China	100% owned by DELIMOND	Short messages service

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

The consolidated financial statements include the financial statements of the Company its subsidiaries and the former VIE. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating activities. The consolidation of all entities have been accounted for in accordance with ASC 810.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Consolidation of former Variable Interest Entity (continued)

Accordingly, the accounts of the Meiwu Shenzhen and its subsidiaries are consolidated in our financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in our financial statements.

There was no asset and liability of this former VIE throughout as of December 31, 2025 and 2024.

The carrying amount of this former VIE’s statements of operations loss and cash flows are as follows:

	For the years ended December 31,
	2025	2024	2023
Revenue	$-	$86,646	$2,457,246
Cost of revenue	-	42,201	747,206
Operating expenses	-	658,505	2,988,017
Net loss	-	(395,303)	(1,435,993)

	For the years ended December 31,
	2025	2024	2023
Net cash provided by (used in) operating activities	$-	$(52,074)	$(199,661)
Net cash used in investing activities	-	-	(1,745)
Net cash provided by (used in) financing activities	-	194,748	111,051
Effect of changes of foreign exchange rate on cash	-	(146,410)	(2,711)
Net decrease in cash and cash equivalents	-	(3,736)	(93,066)

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used to account for principles of consolidation, contingencies, allowance for credit loss of account receivable, impairment of long-lived assets and valuation and recognition of share-based compensation expenses.

Business combinations

The Company accounted for its business combination using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated statements of operating and comprehensive income/(loss).

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when initially purchased.

Accounts receivable, net

Accounts receivable, net mainly represent amounts due from clients and are recorded net of allowance for doubtful accounts.

Since January 1, 2024, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income. The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable was primarily consisted of receivables arising from provision of Sales of functional skincare products and health products or Training services. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written off against the allowance for expected credit loss.

For the years ended December 31, 2025, 2024 and 2023, the Company provided expected credit losses against accounts receivable of nil $1,428,805 and $29,287, respectively.

Inventories, net

The Company values its inventories at the lower of cost or net realizable value. The cost of inventories is calculated using the first in first out basis.

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Any idle facility costs or excessive spoilage are recorded as current period charges. There was no inventory impairment for the years ended December 31, 2025, 2024 and 2023.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advances to suppliers

Advances to suppliers represent prepayments made to the parties who transfer trademarks and patents, the certain suppliers of quality food products and the suppliers of SMS service. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund the advance. As of December 31, 2025, 2024 and 2023, the allowances charged to consolidated statements of operations and comprehensive income/(loss) was $942,626 and nil and $269,740 respectively.

Intangible assets, net

Finite-lived intangible assets are carried at cost less accumulated amortization and impairment, if any. Finite-lived intangible assets are amortized using the straight-line method over the estimated useful lives as below:

Estimated Useful Life
Trademarks	2 to 10 years
Patents	3 to 20 years
Online platform	10 years

The Company estimates the useful life of the trademarks and patents based on the contract terms, expected technical obsolescence and innovations and industry experience of such intangible assets. The impairment of intangible assets was $8,272,676, nil and nil for the years ended December 31, 2025, 2024 and 2023 respectively.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended December 31, 2025, 2024 and 2023.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairments of these assets as of December 31, 2025 and 2024.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company currently generates its revenue from the following main sources:

Sales on website

Before December 10, 2024, the Company operated an online platform to sell quality food products to retail customers and recognized revenue on a gross basis. The Company was a principal because it controlled the promised goods or service before transferring it to a customer. Once purchase orders were received from customers, the Company purchases desired products from suppliers, takes control of purchased products in its warehouses, and then organizes the shipping and delivery of products to customers.

The Company accounted for revenue from sales of quality food products on a gross basis. It was responsible for fulfilling the promise to provide the desired quality food products to customers, was subject to inventory risk prior to transfer control, and has discretion in establishing prices.

The Company’s revenue is recognized in accordance with Accounting Standards Codification Topic 606, Revenue from Contract with Customers (“ASC 606”). ASC 606 requires the use of a five-step model, which requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when the Company satisfies the performance obligation.

The Company accounts for revenue from sales of quality food products on a gross basis. The Company evaluates whether the promised goods are distinct. Quality food products sold by the Company represents a distinct good: the customer can benefit from the goods on their own or together with other readily available resources, and the promise to transfer the goods is separately identifiable within the contract. The goods are not highly interdependent or interrelated with other promised goods or services, nor are they integrated, modified, or customized as part of a combined output. The Company identifies performance obligations in its customer contracts. The Company’s contracts are fixed-price arrangements that contain a single performance obligation, specifically the promise to transfer the specified quality food products to the customer. No other distinct goods, services, or separate performance obligations are present in the contracts. Accordingly, the entire transaction price is allocated to this single performance obligation. The revenue is recognized at a point in time when control of the goods is transferred to the customer, which occurs upon customer acceptance of the goods at delivery, as evidenced by signed proof of delivery. At this point, the customer has the ability to direct the use of and obtain substantially all remaining benefits from the goods.

Revenues were recorded net of return allowances, sales incentives. For sales on website, the Company offered an unconditional right of return for a period of seven days upon receipt of products. The Company based its estimates of sales return on historical results. For the year ended December 31, 2025, the amount of sales return was insignificant. The Company may provide sales incentives in the form of discounts to customers, which can be determined before the customer placed the order. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

Payment for online retail customers was due at the point of sale.

Sales offline

In the second half of 2024 and the year ended December 31,2025, the Company started offline sales which mainly focused on the non-retail customers. For the offline sales, the customers’ order goods from the Company according to their own needs, then the company will order the corresponding products from the suppliers. The Company’s offline sales have the following categories: functional skincare products and health products. The Company was a principal because it controlled the promised good or service before transferring it to a customer. Once purchase orders are received from customers, the Company purchases desired products from suppliers, takes control of purchased products in its warehouses, and then organizes the shipping and delivery of products to customers. New customers are typically required to make certain prepayment to the Company before the Company purchases products from suppliers.

The Company accounts for revenue from sales of functional skincare products and health products on a gross basis. It is responsible for fulfilling the promise to provide the desired electronic component products to customers, is subject to inventory risk prior to transfer control, and has the discretion in establishing prices.

The Company’s revenue is recognized in accordance with Accounting Standards Codification Topic 606, Revenue from Contract with Customers (“ASC 606”). ASC 606 requires the use of a five-step model, which requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when the Company satisfies the performance obligation

The Company’s contracts with customers are fixed price contracts and have one single performance obligation, which is the promise to transfer the specified goods. The entire transaction price is allocated to this obligation. Revenue is recognized at a point in time when control of the goods is transferred to the customer, which is determined to occur upon the customer’s acceptance of the goods at delivery, as evidenced by signed proof of delivery.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenues are recorded net of return allowances, sales incentives. For sales through offline channels, the Company’s sales terms do not provide a right of return beyond a standard quality policy. The Company bases its estimates of sales return on historical results. For the year ended December 31, 2025, the amount of sales return was insignificant. The Company may provide sales incentives in the form of discounts to customers, which can be determined before the customer placed the order. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

Payment terms for distributing customers are generally set 30 days after the consideration becomes due and payable.

Advance payments from customers are recorded as contract liabilities and are recognized as revenue when the products are delivered and the performance obligation is satisfied. The Company does not routinely allow product returns, and historically, returns have been immaterial. There are no separate rebates, discounts, or volume incentives offered.

Service revenue

The Company generate substantially all of the Company’s services revenue from the following services:

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

(3) Providing training services to customers: The Company generates revenue from providing short-term training services to customers. For training services, revenue is recognized at a point in time when services are successfully provided (e.g., upon successful complete of a training) which is indicated by the customer’s acknowledgement of completion of such service, as the customer does not simultaneously receive and consume the benefits provided by the Company’s performance throughout the service period and the Company’s performance does not create an asset with an alternative use to the customer. The Company’s contracts with customers are fixed-price contracts and contain a single performance obligation, the promise to provide specified training services. The entire transaction price is allocated to this obligation. The Company is the primary obligor in providing the training services, bears the delivery risk, and has discretion in establishing the price for the services. Therefore, the Company is identified as a principal and recognizes revenue on a gross basis. Training services are generally short term, which usually take one month.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cost of revenues

The shipping and handling costs as well as the cost of purchased Functional skincare products and quality food products products listed for sale on the Company’s platform are included as part of cost of goods sold. The Company expenses shipping and handling costs in conjunction with sale of its products as incurred.

Sales and marketing expense

Advertising, sales and marketing costs consist primarily of costs for the promotion of business brand and product marketing. The Company expensed all marketing and advertising costs as incurred.

General and administrative expenses

General and administrative expenses consist primarily of salaries, and other expenses not specifically dedicated to selling activities, amortization of intangible assets, amortization of operating leasing assets, legal and professional services fees, rental and other general corporate related expenses.

Research and development expense

Research and development expenditures include salaries, wages and other costs of personnel engaged in research and development. Costs of services performed by others for research and development on the Company’s behalf are expensed when incurred. The Company’s research and development expense primarily includes software development and the development of new products.

Share-based compensation

The Company applies ASC 718 (“ASC 718”), Compensation - Stock Compensation, to account for its employee share-based payments. In accordance with ASC 718 -10, the share-based payment transactions with employees and non-employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period. Unrestricted stock awards are fully vested upon issuance, and compensation expense is recognized equal to the fair value of the award on the grant date. The fair value of unrestricted stock is determined based on the closing market price of the Company’s common stock on the grant date.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized. There were no material uncertain tax positions as of December 31, 2025 and 2024. All tax returns since the Company’s inception are subject to examination by tax authorities.

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

As of December 31, 2025, “Chunshang Xiamen” ‘s product sales and services revenues were subject to VAT at a reduced rate of 13% and subject to surcharges at a reduced surcharge rate of 12% of the VAT payable.

As of December 31, 2025, “Chunran Guangzhou” ‘s product sales and services revenues were subject to VAT at a reduced rate of 1% and subject to surcharges at a reduced surcharge rate of 6% of the VAT payable.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

For financial reporting purposes, the financial statements of the Company, which are prepared using the RMB, are translated into the Company’s reporting currency, the United States Dollar. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates when capital transaction occurred. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net loss of the consolidated financial statements for the respective periods.

The exchange rates used for foreign currency translation were as follows (US Dollars $1 = RMB):

	Year End	Average
12/31/2025	6.9931	7.1875
12/31/2024	7.2993	7.1957
12/31/2023	7.0999	7.0809

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents , restricted cash, accounts receivable, inventories, and other current assets, accounts payable, due to related parties, accrued expenses, and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2025 and December 31, 2024 based upon the short-term nature of the assets and liabilities. For the years ended December 31, 2025, 2024 and 2023, there were no transfers between different levels of inputs used to measure fair value.

Concentration risk

A majority of the Company’s transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. Under PRC regulations, each bank account is insured by People’s bank of China with the maximum amount of RMB 500,000 (approximately US$71,499). The cash balance held in the PRC bank accounts and other third party payment platform was $17,884,684 and $43,396,977 as of December 31, 2025 and 2024, respectively.

For the years ended December 31, 2025, 2024 and 2023, most of the Company’s assets were located in the PRC and all of the Company’s revenues were derived from the PRC.

For the year ended December 31, 2025, four major suppliers accounted for approximately 34.2%, 31.5%, 24.1% and 10.1% of total purchase. For the year ended December 31, 2024, four major suppliers accounted for approximately 27.0%, 22.5%, 6.8% and 6.4% of total purchase. For the year ended December 31, 2023, three major suppliers accounted for approximately 33.3%, 28.9% and 13.0% of total purchase. As of December 31, 2025, three major suppliers accounted for approximately 33.5%, 33.2% and 33.2% of the advance to suppliers balance. As of December 31, 2024, three major suppliers accounted for approximately 64.6%, 17.8% and 12.0% of the advance to suppliers balance. As of December 31, 2023, one major supplier accounted for approximately 38.2% of the advance to suppliers balance.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

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

In November 2024, the FASB released ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-04 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business entity shall apply ASU 2024-04 prospectively to financial statements issued for current period and all comparative periods. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Company is currently evaluating the impact of this ASU on its financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss in these notes to its financial statements recent standards that are not anticipated to have an impact on, or are unrelated to, its consolidated financial condition, results of operations, or cash flows or disclosures.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. ACQUISITIONS AND DISPOSALS

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

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. ACQUISITIONS AND DISPOSALS (CONTINUED)

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

3. ACQUISITIONS AND DISPOSALS (CONTINUED)

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

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. ACCOUNTS RECEIVABLE, NET

	As of December 31, 2025	As of December 31, 2024
Accounts receivable	$2,482,280	1,428,805
Less: allowance for credit losses	(1,491,367)	(1,428,805)
Accounts receivable, net	$990,913	-

The movement of the allowance for credit losses was as follows:

	For the year ended December 31, 2025	For the year ended December 31, 2024
Balance as of the beginning of year	$1,428,805	407,480
Additions charged to credit losses	-	1,428,805
Effect of disposal subsidiaries	-	(407,480)
Translation adjustments	62,562	-
Balance as of the end of year	$1,491,367	1,428,805

As of December 31, 2025 and 2024, the Company has accounts receivable, net of $990,913 and nil, as of the report date the amount of accounts receivable, net were all received. The allowance for credit losses were $1,491,367 and $1,428,805 as of December 31, 2025 and 2024.

5. ADVANCE TO SUPPLIERS, NET

	As of December 31, 2025	As of December 31,2024
Advances to Suppliers	$2,259,387	16,546,521
Less: allowance for credit losses	(968,836)	-
Advances to Suppliers, net	$1,290,551	16,546,521

The movement of the allowance for credit losses was as follows:

	For the year ended December 31, 2025	For the year ended December 31, 2024
Balance as of the beginning of year	$-	269,740
Additions charged to credit losses	942,626	-
Effect of disposal subsidiaries	-	(269,740)
Translation adjustments	26,210	-
Balance as of the end of year	$968,836	-

As of December 31, 2025 and 2024, the Company has advances to suppliers, net of $1,290,551 and $16,546,521. The aging of advances to suppliers were all less than 30 days. The allowance for credit losses was $968,836 and nil as of December 31, 2025 and 2024.

6. INVENTORIES

Inventories consist of the following:

	As of December 31, 2025	As of December 31, 2024

Finished goods	82,820	-
Inventories	$82,820	$-

The Company recorded inventory write-downs of nil and nil for the years ended December 31, 2025 and 2024, respectively.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. OTHER CURRENT ASSETS

The other current assets as of December 31, 2025 and 2024 consist of the following:

	As of December 31, 2025	As of December 31, 2024
Staff advance	$3,332	55,512
Deposit	3,847	-
VAT recoverable	540,016	-
Loan to the third party	633,587	943,376
Others	10,297	2,749
Subtotal	1,191,079	1,001,637
Less: allowance for credit losses	(636,501)	-
Total of other current assets	$554,578	1,001,637

	For the year ended December 31, 2025	For the year ended December 31, 2024
Balance as of the beginning of year	$-	126,875
Additions charged to bad debt expense	619,282	-
Effect of disposal subsidiaries	-	(126,875)
Translation adjustments	17,219	-
Balance as of the end of year	$636,501	-

8. INTANGIBLE ASSETS, NET

Intangible Assets consist of the following:

	As of December 31, 2025	As of December 31, 2024

Trademarks	$24,701,414	$-
Patents	14,577,476	-
Online platform	2,073,472	-

Less: accumulated amortization	2,960,500
Less: accumulated impairment	8,502,698	-
Intangible Assets, net	$29,889,164	$-

Amortization expense for the years ended December 31, 2025, 2024 and 2023 was $2,880,410, nil and nil, respectively. For the year ended December 31, 2025, 2024 and 2023, the Company provided impairment of $8,272,676, nil and nil, respectively.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. RIGHT-OF-USE ASSETS

The Company leases offices and warehouse premises under non-cancelable operating lease agreements, with an option to renew the leases. Per the new lease standard ASC 842-10-55, these leases are treated as operating leases. Management determined the loan interest rate of 3.50% is the weighted average discount rate for the lease that began in 2018. The rental expense for the years ended December 31, 2025, 2024 and 2023 was $58,237, $109,627 and $107,399, respectively. All leases are on a fixed payment basis. None of the leases include contingent rentals.

Rights-of-use assets, net consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Leased properties under operating lease, cost	$53,796	-
Less: accumulated amortization	(12,561)	-
Right-of-use assets, net	$41,235	-

The Company does not have any variable lease costs. Cash payment made under the lease agreements is $13,728, $120,066 and $113,981 for the years ended December 31, 2025, 2024 and 2023, respectively. The weighted-average remaining lease term is 2.25 and 0 years as of December 31, 2025 and 2024. Interest expense was $1,135, $3,951 and $9,303 for the years ended December 31,2025, 2024 and 2023 respectively.

The following table presents maturity of lease liabilities as of December 31, 2025:

2026	$18,876
2027	18,876
2028	5,147
Total Lease Payments	$42,899
Less: imputed interest	$(1,664)
Present value of lease liabilities	$41,235
Lease liabilities - Current	$17,758
Lease liabilities – Non current	23,477

Amortization expense was recognized as lease expense in general and administrative expense. Non-cash portion of amortization expenses was $12,221 and $100,690 for the years ended December 31, 2025 and 2024, respectively.

On January 1, 2025, Xiamen Xinbaihui Digital Technology Co., Ltd (“Xiamen Xinbaihui”) entered a lease with Chunshang Xiamen to lease the executive office to the Company for a lease term from January 1, 2025 to December 31, 2027, at a monthly net rent of RMB5,000.00 (approximately, $696).

On July 1, 2025, Xiamen Zhongda Information Technology Co., Ltd. (“Xiamen Zhongda”) entered a lease with Chunshang Xiamen to lease the warehouse to the Company for a lease term from July 1, 2025 to February 29, 2028, at a monthly net rent of RMB6,000 (approximately, $835) from July 1, 2025 to June 30, 2028.

10. ACCOUNTS PAYABLE

The accounts payable as of December 31, 2025 and 2024 consist of the following:

	As of December 31, 2025	As of December 31, 2024
Accounts payable to suppliers	$866,929	2,462
Accounts payable for SMS service	-	15,070
Total of Accounts payable	$866,929	17,532

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

On October 23, 2024, the Company sold 30,000,000 Ordinary Shares (the “Resale Shares”) to Mr. Changbin Xia, the chairman of the board of directors of the Company, at an offering price of $0.80 per share, pursuant to a certain securities purchase agreement dated October 22, 2024 (“Private SPA”). The Resale Shares were also registered in the Registration Statement.

On December 2, 2024, the Company closed a best-efforts offering (the “Primary Offering”) of 30,000,000 Ordinary Shares (the “Primary Offering Shares”) of the Company, to certain investors pursuant to that certain securities purchase agreement (the “Primary Offering SPA”), dated as of November 27, 2024, at an offering price of $0.80 per share.

On August 11, 2025 under the incentive plan registered of the Company issuance of 475,220 Ordinary Shares with a cost basis of $1.72 per share.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. EQUITY (CONTINUED)

On September 5, 2025, the Company sold 12,000,000 Ordinary Shares (the “Resale Shares”) to Mr. Changbin Xia, the chairman of the board of directors of the Company, at an offering price of $0.80 per share, pursuant to a certain securities purchase agreement (“Private SPA”). The Resale Shares were also registered in the Registration Statement.

As of December 31, 2025 and 2024, 156,434 and 31,682 ordinary shares were issued and outstanding with no par value, respectively.

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

Additional Paid-in Capital

The additional paid-in capital at December 31, 2025 and 2024 was $101,235,450 and $92,707,344, respectively. During the years ended December 31, 2025, 2024 and 2023, $7,701,223, $47,748,628 and $5,944,299 were contributed to the Company. And during the years ended December 31, 2025, 2024 and 2023 the shares-based compensation granted to employees were $826,883, 442,883 and nil.

12. RELATED PARTY BALANCES AND TRANSACTIONS

Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Zhichao Yang	Chief Executive Officer of the company
Changbin Xia	Shareholder of the Company
Hanwu Yang	Director of the Company
Eternal Horizon International Company Limited	As a shareholder of the Company before December 15, 2020
Sen Jin	Legal representative of Vande

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Due to related parties

	As of December 31, 2025	As of December 31, 2024

Changbin Xia(1)	$-	$1,287,629
Other	-	3,979
Total	$-	$1,291,608

(1)	The Company borrowed loans as working capital from one shareholder Changbin Xia as well as the legal representative of Vande. The balance due to related parties is interest-free and due on demand.

13. TAXATION

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

Guangzhou Tianhe District Chunran Health Consulting Co., Ltd., the Company’s PRC operating subsidiaries, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.

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

For the years ended December 31, 2025 and 2024, the Company was subject to a 25% statutory income tax rate.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. TAXATION (CONTINUED)

Reconciliation between the statutory rate and the effective tax rate is as follows for the years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023
PRC statutory tax rate	25%	25%	25%
Net impact of exemption and favorable tax rate rendered by local tax authorities
Foreign loss not recognized in PRC	(10)%	7%	1%
Effect of accelerated deductions on research and development expenses	3%	0%	0%
Permanent difference and others	(72)%	(9)%	(2)%
Change in valuation allowance	54%	(31)%	(25)%
Effective tax rate	0%	(8)%	(1)%

Deferred Tax

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2025 and 2024, valuation allowance was provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized. The Company had deferred tax assets as of December 31, 2025 and 2024, which can be carried forward to offset future taxable income. The management determines it is more likely than not that deferred tax assets could not be recognized, so full allowances were provided as of December 31, 2025 and 2024. The operating loss generated from tax year ending December 31, 2019 carry forward incurred by the Company and subsidiary will expire in year 2025. The Company maintains a full valuation allowance against its deferred tax assets, since due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future earnings to utilize its deferred tax assets.

The Company’s deferred tax assets were as follows:

	As of December 31, 2025	As of December 31, 2024

Tax effect of net operating losses carried forward	1,861,594	45,327
Valuation allowance	(1,861,594)	(45,327)
Deferred tax assets, net	$-	$-

There were no uncertain tax positions as of December 31, 2025 and 2024 and the Company does not believe that this will change over the next twelve months.

14. SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has three operating segments as defined by ASC 280, including quality food products platform, skincare products & service and Technical Service.

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. SEGMENT REPORTING (CONTINUED)

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the years ended December 2025, 2024 and 2023 respectively:

	For the year ended December 31, 2025
	Skincare Products & Service	Quality Food Products Platform	Technical Service	Total
Revenues	$7,081,133	$-	$-	$7,081,133
Cost of goods sold	6,366,842	-	-	6,366,842
Gross profit	714,291	-	-	714,291
Depreciation and amortization	2,892,632	-	-	2,892,632
Capital expenditures	41,042,250	-	-	41,042,250
Loss from operations	(8,788,595)	-	-	(8,788,595)
Income tax expenses	-	-	-	-
Segment loss	(16,633,230)	-	(1,559,073)	(18,192,303)
Segment assets	$50,733,926	-	$19	50,733,945

	For the year ended December 31, 2024
	Skincare Products & Service	Quality Food Products Platform	Technical Service	Total
Revenues	$86,390	$72,095	$-	$158,485
Cost of goods sold	42,236	49,118	-	91,354
Gross profit	44,154	22,977	-	67,131
Depreciation and amortization	-	127,051	-	127,051
Capital expenditures	-	-	943,376	943,376
Loss from operations	(1,374,952)	(652,701)	(19,364)	(2,047,017)
Income tax expenses	-	-	(372,564)	(372,564)
Segment gain(loss)	6,606,260	(395,303)	(1,096,273)	5,114,684
Segment assets	$58,988,664	-	1,956,471	60,945,135

	For the year ended December 31, 2023
	Quality Food Products Platform	Technical Service	Total
Revenues	$2,513,483	$8,463,946	$10,977,429
Cost of goods sold	750,383	7,643,981	8,394,364
Gross profit	1,763,100	819,965	2,583,065
Depreciation and amortization	183,097	-	183,097
Capital expenditures	5,539	-	5,539
(Loss) income from operations	(2,106,150)	589,364	(1,516,786)
Income tax expenses	927	206,313	207,240
Segment loss	(9,775,749)	(6,536,956)	(16,312,705)
Segment assets	$17,657,856	$2,926,423	$20,584,279

15. COMMITMENTS AND CONTINGENCIES

As of December 31, 2025, there was no pending legal proceeding to which the Company is a party that will have a material effect on the Group’s business, results of operations or cash flows.

16. SUBSEQUENT EVENTS

On January 26, 2026, the Company entered into a certain securities purchase agreement (the “2026 Primary Offering SPA”), with certain investors for a best-efforts offering (the “2026 Primary Offering”) of 38,000,000 Ordinary Shares (on a pre-2026 Reverse Split basis) (the “2026 Primary Offering Shares”) of the Company, at an offering price of $0.80 per share.

On March 18, 2026, the Company entered into a certain securities purchase agreement with certain investors for the purchase and sale of an aggregate of 6,999,996 of the Company’s Ordinary Shares (on a pre-2026 Reverse Split basis) and warrants (the “Warrants”) to purchase up to 6,999,996 Ordinary Shares (on a pre-2026 Reverse Split basis) at an exercise price of $2.00 per share. The net proceeds from this offering were $12,651,733.

Share Consolidation

On March 17, 2026, the Company effectuated the 2026 Reverse Split of its Ordinary Shares on an one-for-one hundred basis. In connection with the 2026 Reverse Split, the Company’s shareholders received one new Ordinary Share of the Company for every one hundred Ordinary Shares they hold. The Company’s Ordinary Shares began trading on a 2026 Reverse Split-adjusted basis when the market opened on April 6, 2026. The Company’s authorized share capital and par value remained unchanged following the 2026 Reverse Split, as unlimited Ordinary Shares with no par value.

